Form 20-F/A
Integrated Media Technology Ltd
filed 2018-04-10
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
☐  Yes     ☒  No

i

EXPLANATORY NOTE

The registrant filed with the Securities and Exchange Commission ("SEC") the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 on April 2, 2018 (the "Original Report") on the SEC website. This amendment No. 1 (this "Amendment No. 1") to Integrated Media Technology Limited's annual report on Form 20-F hereby includes the certification of the Company's Chief Financial Officers, pursuant to Section 906 of the Sarbanes - Oxley Act of 2002 set out in Exhibit 13.1 and 13.2, respectively which was omitted from the Original Report. This Amendment No. 1 is not intended to update other information disclosed in the Original Report.

This Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

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

NOTE 35. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1^	Constitution of Registrant
4.1^	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015
4.2^	Share Sale and Purchase Agreement for the purchase of 100% in Conco International Co. Limited between Jeffrey Chang Ming-Yih and IMT dated December 22, 2014
4.3^	Shareholder Agreement between Conco International Co., Limited and Kaijuyuan Technology Co., Limited to establish a joint venture company (now known as Global Vantage Audio Limited) dated May 8, 2015
4.4^	Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.5^	Directors agreement between IMT and Dr. Man Chung Chan dated January 1, 2016
4.6^	Directors agreement between IMT and Dr. Chang Yuen Chan dated March 22, 2016
4.7^	Directors agreement between IMT and Wilton Timothy Carr Ingram dated April 28, 2016
4.8^	Directors agreement between IMT and Con Unerkov dated April 28, 2016
4.9^	Employment agreement between IMT and Dr. Herbert Ying Chiu Lee dated January 1, 2016
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Principal Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act

^	Incorporated by reference on Form 20-F A/3 submitted on May 8, 2017.
*	Incorporated herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Dr. Herbert Ying Chiu Lee
By: Dr. Herbert Ying Chiu Lee Title: Executive Chairman and Chief Executive Officer

Date: April 10, 2018