Form 20-F
period 2018-12-31
Integrated Media Technology Ltd
filed 2019-05-15
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone: +61 8 7324 6018    Fax: +61 8 8312 0248

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

The number of ordinary shares, as of April 15, 2019 is 3,377,386

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

The following selected consolidated financial data as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report on Form 20-F, on a post-reverse split basis. This data should be read together with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and notes thereto appearing in "Item 18. Financial Statements" of this annual report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Profit or Loss and other Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(in A$, except share amounts)
Total revenue	1,815,475	10,153,636	14,039,248	7,306,699	597,626
Cost of sales	(723,711)	(2,548,064)	(2,027,743)	(2,984,291)	(263,805)
Depreciation and amortization expenses	(2,029,373)	(2,021,131)	(2,147,231)	(383,635)	(124,335)
Corporate administrative expenses	(4,384,357)	(2,522,927)	(2,447,545)	(1,432,564)	(389,868)
Loss on financial assets at fair value through profit or loss	-	-	-	-	(551,787)
Gain / (loss) on disposal of a subsidiary	608,995	-	(872)	-	-
Other operating expenses	(2,503,507)	(1,510,267)	(1,627,234)	(506,245)	(167,339)
Gain on fair value change in derivative financial instruments	709,543	-	-	-	-
Provision for impairment loss of goodwill	(9,953,311)	-	-	-	-
Exchange (loss) / gain	493,365	61,307	(100,950)	-	-
Finance costs	(1,383,399)	(107,101)	(73,666)	-	-
Income tax credit / (expense)	507,057	187,213	(2,018,939)	356,158	-
Net / (loss) profit	(16,843,223)	1,692,666	3,595,068	2,356,122	(899,508)
Loss / (profit) per share - basic and diluted (post-reverse split)	(5.93)	0.64	1.37	1.22	(0.51)
Weighted average number of ordinary shares outstanding (post-reverse split) - basic and diluted	2,692,543	2,643,611	2,643,611	1,922,143	1,763,762

Consolidated Statement of Financial Position Data:

		As of December 31
	2018	2017	2016	2015	2014
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)

Cash and cash equivalents	1,514,215	2,860,014	1,820,994	6,883,196	2,227,715
Working capital	1,279,813	5,478,132	8,263,311	7,642,256	3,030,501
Total assets	26,033,074	35,859,449	43,481,437	37,271,467	3,392,353
Long-term debt	4,690,822	16,748,877	22,657,065	24,464,929	-
Total shareholders' equity	16,621,751	15,390,334	14,354,982	11,086,012	3,305,937

(1)	All previously reported share and per share amounts have been restated to reflect the reverse stock split of thirty-to-one effective on May 8, 2017.

Exchange Rate Information:

The Company publishes its consolidated financial statements in Australian dollars. In this annual report and the annual report, references to dollars, "$" or "A$" are to Australian dollars currency and references to "U.S. dollars" or "US$" are to U.S. currency. Solely for informational purposes, this annual report and the annual report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.7046, the buying rate on December 31, 2018.

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

Exchange rate as of the latest practicable date, April 12, 2019: A$1.00 is US$0.7176

Year Ended December 31,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2014	0.8173	0.9034	0.9488	0.8097
2015	0.7286	0.7522	0.8212	0.6917
2016	0.7230	0.7445	0.7817	0.6855
2017	0.7815	0.7671	0.8071	0.7230
2018	0.704	0.748	0.810	0.7020

Month	High	Low
	US$	US$
July 2018	0.7466	0.7322
August 2018	0.7428	0.7192
September 2018	0.7287	0.7107
October 2018	0.7223	0.7048
November 2018	0.7314	0.7189
December 2018	0.7360	0.7020
January 2019	0.7282	0.7000
February 2019	0.7260	0.7065
March 2019	0.7140	0.7023

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We have a history of operating losses until recently and may not maintain profitability in the future

We are a company at an early stage in the development of its 3D products and our success is uncertain. Unless we are able to generate sufficient and consistent product revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2018, we had an accumulated deficit of A$10,676,713. For the year ended December 31, 2018 we recorded loss of A$16,843,223. The loss was the result of the decline of sales of our ASD products and software, technology solutions and 2D to 3D auto conversion workstations, and the write-down of goodwill in the amount of A$9,953,311. The Group's business declined as compared to the prior year due to one-off sales of our software and technology solutions from year to year. Unless we continue to sell these 3D products and services on a consistent basis through distribution channels, we may incur losses from operations. Furthermore, we expect the costs of 3D development to increase over the next years as we continue to innovate our technologies and products. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of 3D products and services, we may experience lesser profits or even incur losses, and may never become profitable again. Our current or any future products may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to maintain profitability.

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

We have a limited operating history, and it may be difficult for potential investors to evaluate our business

The 3D display operation commenced in 2013 with relatively short history. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a relatively new business. Both our display and audio businesses faced delays in sales and financing from suppliers due to our new entry into the market. Our products are new in the market and face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover as a new entrant in the competitive electronics market, we face many questions on our company, organization, finances and product information before electronic distributors are willing to carry our products into their network. Thus it takes additional time to establish distributor network for our products and also for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us in light of the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability of our continuous innovation of both the 3D products. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We will require additional financing in the future to sufficiently fund our operations, research and development activities

We have had intermediate success recently. However we had a significant loss in 2018, and we may incur losses in the future as we continue our 3D development. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of product development; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

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

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have incurred a substantial loss in 2018 which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

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

We have incurred losses in 2018 but profits in 2017 and 2016 from our ASD products and software, 2D to 3D auto conversion workstations and the audio products. However, our future prospects are uncertain in light of the risks and uncertainties experienced by early stage companies in evolving electronic technology industries. Due to our short history, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from anticipated transactions. If our 3D business develop slower than we expect, we may continue to incur losses and we may then have to curtail part of our business plan and the market price of our stock may decline.

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

The development of our business is dependent upon the completion and integration of acquisitions and other transactions that have only recently closed or incurred in the future

Our principal focus is on our 3D products and services businesses. Even when we close acquisitions like Marvel Digital Limited ("MDL") or the distribution of conductive film for the electronic glass, our business will not be successful if we are unable to successfully operate and integrate the businesses we acquire. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such business, or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

We face significant competition and may suffer from a loss of customers as a result

We expect to face significant competition in our 3D display businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we do. They may also have longer operating histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 74 employees as of December 31, 2018. Our success is highly dependent on the continued contributions of our principal management and technology personnel and on our ability to develop and maintain important relationships with leading academic institutions. Competition among technology companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and technology collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and technology collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

We may need to rely on the marketing and distribution capabilities of third parties for our GOXD picture frame business

We currently have limited experience in marketing, sales or distribution of consumer electronics products such as our GOXD picture frame business. If GOXD picture frame enters into the consumer electronics category, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our potential revenues and results of operations. Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

Exchange rate fluctuations will continue to affect our reported results of operations

The functional currency of each of our Group's entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Hong Kong and China, the functional currency for the companies operating in these territories will have a functional currency of Hong Kong dollars and Chinese Renminbi, respectively. Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Hong Kong dollars and Chinese Renminbi. Movement in currency exchange rates will also affect cash denominated in U.S. dollars and Australian dollars and therefore will affect our reported results of operations.

We have limited manufacturing experience with our production candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations

We have limited manufacturing experience. Our main focus is on pre-mass production manufacturing whilst we subcontract the mass production manufacturing to qualified manufacturers. Should we obtain test orders, we may not be able to manufacture sufficient quantities in a cost-effective or timely manner which would hinder the commercialization of the product, and reduce or prevent potential revenues. We may manufacture ourselves, but we may not have the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to the substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include in its annual report a management report on such company's internal controls over financial reporting which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, if the Company qualifies under certain revenue or market capitalization test an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements may first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2019. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a company with a small team of accounting personnel and other resources with which to address our internal financial controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal financial controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our shares.

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

Because we primarily rely on distributors in distributing 3D display technology and systems, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business

For our 3D business, we mainly rely on distributors to sell our products and services. If our distributors do not provide quality services to its customers, they may lose customers and our results of operations may be materially and adversely affected indirectly. We will sign distributing agreements with our distributors, although we may not sign any long-term agreements with them, but we cannot assure that we can maintain favorable relationships with them. Our distribution arrangements will be non-exclusive. Furthermore, some of our potential distributors may have contracts with our competitors or potential competitors and may not sign distribution agreements with us. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

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

The success of our business depends on the continuing contributions of Dr. Herbert Ying Chiu Lee and other key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel

We rely heavily on the services of Dr. Herbert Ying Chiu Lee, our director and former Chief Executive Officer, as well as a few other management personnel. Loss of the services of any such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. We do not currently maintain any "key man" life insurance with respect to any of such individuals.

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

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and technology collaborations

Our future success depends to a large extent on the continued services of our senior management and key technology personnel. We are currently in the process of obtaining key man insurance for key management personnel. We are not aware that any member of our senior management personnel is contemplating ending their relationship with IMTE. Competition among technology companies for qualified employees is intense and we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, technology personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with researchers, scientists and leading academic institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

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

We are exposed to risks associated with the weakening global economy, which increase the uncertainty of consumers purchasing products and/or services

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

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronics industries. To date, we have not been involved in any such third-party claims and we are not aware that our 3D infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

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

Changes in government legislation and policy may adversely affect us

While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rates, exchange rates, relevant taxation and other legal regimes and government policies may adversely affect our operations, the use of our financial resources and the market price of our ordinary shares.

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

The PRC is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate 2018 was 6.7% compared to 6.9% in 2017 and 6.9% in 2016. This slowdown could cause a slowdown or decline in investment in digital advertising display networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant PRC government authorities. In particular, any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to Marvel Display Technology (Shenzhen) Limited, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Marvel Display Technology (Shenzhen) Limited to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Our independent registered public accounting firm's audit documentation related to its audit report included in our annual report may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

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

PRC government may alter its regulations and policies from time to time which may have direct or indirect impact to our Company operation.

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

Our ordinary shares may be considered a "penny stock" under SEC regulations which could adversely affect the willingness of investors to hold our Shares

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2018, our ordinary shares traded on the Nasdaq of at an average of US$8.93 per share. The low trading price of our ordinary shares may adversely impact the willingness of investors to invest in our common shares in the United States.

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

In accordance with the requirements of the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We file annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same much information as would be made available to investors were they investing in a domestic U.S. public corporation.

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

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we will be required to perform an evaluation of our internal control over financial reporting, including (1) management's annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm's annual audit of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above. For further information, see "Item 15 - Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting."

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

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to our shareholders

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Corporations Act 2001 set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

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

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name "China Integrated Media Corporation Limited." On October 12, 2016, we changed the name to Integrated Media Technology Limited ("IMTE"). The registered office is located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia and our telephone number is +61 8 7324 6018 and our fax number is +61 8 8312 0248. Our principal office is located at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong and our telephone number is +852 2989 0220 and our fax number is +852 2565 1303. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

In 2013, IMTE was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed its focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) through a series of acquisitions for 3D technology and audio companies as described below. Today, the Company focuses on the business activities in the development, sale and distribution of autostereoscopic 3D display, 3D conversion equipment and software, development and sale of 3D autostereoscopic technology and provision of 3D consultancy services.

IMTE was listed on the Australian Securities Exchange, or ASX, in February 2013 and raised A$3,480,000 at IPO.

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

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited ("MDL"), a Hong Kong incorporated technology company principally engaged in the development of autostereoscopic 3D display technology and products, 2D to 3D conversion software and digital content management system. The consideration paid was A$5,216,213 which was the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at $0.20 per share. In addition, the Company will pay a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years' period from the completion date less the initial purchase consideration. The deferred performance fee was paid in February 2018.

As a result of the above acquisition of MDL, Marvel Finance Limited, a company wholly owned and controlled by our Chairman, Dr. Herbert Ying Chiu Lee, became the controlling shareholder of IMTE holding 44,787,331 shares (pre share consolidation) representing approximately 56.48% of the then outstanding shares of IMTE.

In February 2016, Digital Media Technology Limited, a 100% owned subsidiary of IMTE, was incorporated in the Labuan, Malaysia. This subsidiary will be the sales and distribution of products and technology licenses outside of Hong Kong and China.

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

On August 6, 2018, the Company's subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribe for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE's shareholding in MDL was decreased from 100% to 95%.

On August 8, 2018, the Company's subsidiary company, GOXD Technology Limited ("GOXD") entered into an Equity Investment Agreement where the investor purchased 20% of the enlarged issued share capital of GOXD for USD4,000,000 (approximately A$5,378,000). GOXD is a subsidiary of MDL. Upon the issuance of shares in GOXD, MDL's shareholding in GOXD will be decreased from 100% to 80%.

On December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited, the ultimate holding company, by the issuance of 708,500 shares in the Company.

During the year 2018, the Company disposed several subsidiaries including Yamaga Audio Limited, our audio operation and Marvel Digital (Shenzhen) Limited, our then Shenzhen manufacturing operation.

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, are directors and shareholders of Teko.

In summary, the Group's business activities are the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, sale of developed technology and provision of 3D consultancy services, and (ii) sale.

Breakdown of total revenues by category for the years ended December 31, 2018, 2017 and 2016:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,166,144	4,365,364	4,726,500
Sales of software and technology solutions	13,731	1,180,491	9,085,792
Sales and distribution of audio products	48,609	54,251	111,045
Provision of consultancy and other services	95,922	162,605	6,333
Interest income	21,409	3,092	2,027
	1,345,815	5,765,803	13,931,697

Breakdown of total revenues by geographic market for the years ended December 31, 2018, 2017 and 2016:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Australia	65	62	154
Hong Kong	346,954	3,235,912	5,507,701
China	998,796	2,529,829	8,423,842
	1,345,815	5,765,803	13,931,697

B.	Business Overview

Integrated Media Technology Limited is a technology investment, product development and distribution company. Our businesses involve three distinct business units (i) core technology development and acquisition, (ii) commercializing these technologies into products or services and (iii) distribution and branding of these products and services.

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

Currently our primary focus is in the 3D autostereoscopic (glasses free) technology domain. Our principal activities are (i) research and development of 3D autostereoscopic (glasses free) technology, and (ii) the development, sale and distribution of 3D autostereoscopic display, 3D video wall, 3D conversion equipment and software, provision of 3D consultancy services, sale of 3D technology solutions.

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

IMTE Products and Services

IMTE has both the hardware and software technologies for products in everyday applications in the autostereoscopic display (ASD) technology domain. We specialize in providing a range of products incorporating this ASD technology for a whole new visual experience. This is a disruptive technology affecting how we will see contents in the future. IMTE has also developed technology for content creation and conversion through its "VisuMotion" software and 2D/3D conversion super-workstation hardware. In other words, IMTE has developed a whole ecosystem of technology in the ASD domain. The current products and services we offer are:

Hardware: ASD technology display, and Marvel3DPro Super-workstation;

Software: "Visumotion" content creation and conversion software; Content Management System and

Services: 2D to 3D content conversion service and ASD solutions consulting services.

IMTE Hardware Products

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

Screen Size	Fixed Technology	Switchable Technology	Application	IMTE Products
35"-100"	Yes	No	Display and video wall	28", 46", 50", 55", 65", 85" 1x3, 3x3, 4x3 configuration
25"-34"	Yes	No	PC monitor	27", 28"
15"-24"	No	Yes	Laptop	N/A
7"-14"	Yes	Yes	Tablet	7", 10"
5"-6"	Yes	Yes	Phone	6"

Autostereoscopic Display Solution

We provide a full series of ASD digital signage displays with very high quality 3D image. We can provide the following 3D Displays:

i)	A wide range of Glasses-Free 3D displays in ultra-high definition ranging from 27" to 85";
ii)	Outdoor Glasses-Free 3D digital signage which are waterproof and visible under sunlight making them suitable for use at bus-stops, stadiums and street store-fronts;
iii)	Indoor Glasses-Free 3D digital signage offer high-brightness making it suitable for use in shopping malls, hotels and casinos;
iv)	Indoor Glasses-Free 3D video wall using super thin bezel panels. Total resolution can be up to 8K with outstanding Glasses-Free 3D effect; and
v)	Glasses-Free 3D mobile phones and tables ranging from 5" to 10" using switchable parallax barrier display, allowing users to enjoy high resolution image in normal 2D application as well as watching 3D video and playing 3D games in 3D mode.

ASD Video Wall

IMTE has developed Glasses-Free 3D video wall comprising 3, 4, 9, 12 or 16 units of ASD displays.

3x3 Screen video wall

Glasses-Free 3D Mobile Device Solutions

We have developed switchable 2D/3D mobile device solutions based on the Android platform. The device can be used as an ordinary Android device such as mobile phone or tablet and it can be switched automatically from 2D mode to glasses-free 3D mode when the user plays 3D video content or 3D video game.

Content Management System

IMTE provides a proprietary 2D/3D content management and distribution system ("CMS") to complement our 3D digital signage products to create a networked advertising platform. This CMS can be sold as a standalone product or together with a network of 2D or 3D displays.

3D Super Workstation

IMTE has developed auto real-time conversion technology from 2D to 2D+Depth, 3D side-by-side and glasses–free 3D multi-view mode. This conversion technology is embedded in our 3D super workstation (Marvel3DPro). This 3D super workstation will be used for content conversion for 2D videos to 3D mode for the TV and movie industry.

3D Workstation Studio	3D Workstation Servers

IMTE Software Products

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

IMTE Delivers Total Service

IMTE provides total solution to our customers. IMTE has all the technology solutions that is needed to support the entire ASD ecosystem. We have 2D/3D video conversion technology for converting 2D or conventional 3D (SBS) video to ASD format, either in real time or in high quality offline mode. We have also developed content management system to deliver ASD content to our displays to form glasses free 3D digital signage networks. IMTE also developed a series of ASD displays and video walls with superb video quality. In the consumer level, IMTE provides 3D mobile phones and tablets. In the future and with the core technology that IMTE has developed, we can provide new innovative ASD products so long as there are needs for the market and we try our best to be the first to provide such products and services. This underlines the value of IMTE as a technology and product innovation company.

Future Developments

The focus of the Group is to continue to develop its digital media / advertising in various platforms such as in glasses-free 3D (autostereoscopic) displays (ASD). The acquisition of MDL has transformed the Company into a media technology company that focuses on the development of autostereoscopic 3D technology which includes ASD display, 3D digital content management system and 2D to 3D content conversion system. We are starting to seek more display media that can enhance the viewing experience in advertising besides digital signage and video wall. Our technical team is investigating on a solution to deliver glasses-free 3D images on large glass pane windows. This is especially an impressive advertising effect when deployed onto the large display windows of street level retail shops. We are now working with a conductive barrier film producer and we may come up with such a solution that can provide very inexpensive glasses-free 3D advertising solution on large glass pane windows. The reason for the need of conductive barrier film laminated glass pane is to enable the glass pane to revert to its transparent mode when there is no need to display advertising images. Although the 3D image quality produced by this solution may not be as good as the large format video wall, the video wall solution cannot revert back to transparent mode and the cost is 5 to 10 times more expensive than conductive film glass pane solution. We may think that if our glasses-free 3D conductive barrier film solution in retail shops does work for the advertising industry, it might make a big wave in the advertising industry.

Our main business focus in the coming years is to continue to develop state-of-the-art digital media related products and solutions using our core technologies. Our market strategy is to locate distributors and marketing agents to sell our products and solutions. This will keep our sales and marketing team costs to a minimum and allow the Company to focus on its core business which is on product and solution development. When the Group has acquired sufficient capital, we may build our own product sales and marketing team.

In the coming years, the Group will focus its development in the following area:

1) We shall continue to develop the glasses-free 3D advertising networks in China through distributors and joint venture partners. We shall expand our markets other than China and Hong Kong. The regions that we are going to develop in 2019 includes Malaysia, Taiwan, Japan and Korea.

2) We have developed an ASIC chip with ASD functions to provide a very cost-effective solution to all our 3D products. This ASIC 3D chip is now incorporated in all of our ASD products. However, ASD TVs for domestic home market may not be ready yet, as there are still some artifacts in the image rendering. We have started to develop another ASIC chip to incorporate 8K and HDR functions. This next generation ASIC chip is expected to be ready by 2020. When ASD technology is applied to 8K panels, the 3D image quality will be upgraded in many folds. By then, we expect the ASD TV market may start to explode.

3) We shall develop specific business models to extend applications of our ASD products and solutions in vertical markets, e.g. the education, entertainment and medical industries.

4) We shall explore new display media to work with our ASD technology. The conductive film laminated glass pane is a big advertising market for retail shops and it has not been explored yet. We may shift more resources into this area once we have developed a good and disruptive solution. We expect the new revenue stream arising from this advertising solution will be many times bigger than digital signage, as the advertising effect and the associated cost factor are many times exceeded the conventional digital signage model, especially when glasses-free 3D solution is available to this kind of display media.

We expect to continue our growth in revenue in the near future upon successful execution of the above business plans.

IMTE will continue to position itself as a technology investment company focusing on acquisition of technology related companies or projects that have synergy with our existing business. The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions that can add value to the Group. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute our business plans. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing technology company.

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

There are 3 main autostereoscopic displays technologies, including parallax barrier, lenticular lens and directional backlight displays, used to create images on ASD.

ASD Technology Analysis

1) Parallax Barrier

This method is widely used in modern 3D liquid crystal displays. Parallax barrier is a special device with a series of precision slits that is placed in front of the LCD, serving as a filter for output image perception. The slits allow left and right eye to see their corresponding image, which is produced by a different set of pixels. That is how the illusion of 3D vision is created by parallax barriers. To have a clearer understanding of this method see the image in Diagram 4.1. The examples of parallax barrier employed in consumer products are Nintendo 3DS game console, HTC EVO 3D and LG Optimus 3D smartphones. Also used in Range Rover's navigation system, the parallax method allows both the driver to view GPS directions and a passenger to watch movies from the same display simultaneously.

However, the parallax method is not perfect, because it has some disadvantages. First one is that in order to experience stereoscopic 3D effect the viewer must be positioned at a certain angle to the display. That is actually not a big problem for video game consoles or smartphones, but not good when it comes to 3D TV sets, laptops etc. Another disadvantage is that the count of horizontal pixels that work to create a different image for each eye is limited to one half. Another drawback for mobile devices is the barrier will block a certain percentage of light going through it. In order not to keep the display the same brightness, more energy is needed to power the backlight which will decrease the battery power of the device.

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

Services

ASD technology has a high technology entry barrier for new players. Currently, ASD technology B2B service including consulting service, which aims to provide customized and integrated ASD solutions based on the need from clients; and technology support, which aims to help clients to fix the technical problems. Content conversion service can also be established. For example, in the digital advertising sector, almost all advertising content is in 2D mode. In order to display in the ASD digital signage, the 2D video has to be converted to 3D or ASD mode. In the future, one-stop ASD solution service throughout the process from consulting to post-maintenance tends to become the trend.

Technology Analysis of 2D/3D Switchable Display Technology

Fixed lenticular technology is a prevailing technology used by most ASD displays. However, fixed lenticular has a big drawback as it does not perform well in display 2D content, especially the display of text. For mobile devices such as smart phones, users spend a lot of time in surfing the Net. Fixed lenticular display provides a bad viewing experience in displaying text. Despite the additional cost of deploying switchable display technology, mobile phones will adopt 2D/3D switchable display.

Parallax barrier and lenticular lens are core methods to achieve switchable technology between 2D and 3D. Currently, parallax barrier is more commonly available in market due to the simple application and lower costs. Meanwhile, application of lenticular lens is considered as advanced switchable technology with better visual effect and such technology is still under development.

Switchable technology with parallax barrier is considered as an easy and low cost option, but the main drawback is reduced brightness of display, hence the method is battery consuming especially for some consumer electronics such as smartphones to maintain the normal brightness to viewers.

Lenticular lens are generally regarded as ultimate technology in switchable 2D/3D display. Compared with parallax barrier, switchable lenticular lens allows the display of 2D image with original resolution and switching to 3D image with equal brightness.

We have developed our ASD mobile phone using switchable parallax barrier technology. The mobile phone has a well balance design which presents a very good 3D image effect, while still keeping the cost of the product in an acceptable level. We believe we are one of the few companies that can develop such ASD mobile phone with outstanding image quality. There are a few ASD mobile producers in the market which are using fixed lenticular technology. Fixed lenticular display has a big drawback. It is not a good experience when viewing text, especially for surfing the net in a small screen. With switchable technology, the mobile phone will just act like an ordinary 2D mobile phone when the ASD function is switched off. When it comes to playing 3D video or 3D games, the 3D mode will be switched on automatically. We shall only consider applying fixed lenticular technology to mobile phones when the problem of reading 2D text has been solved.

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

Market size by revenue

The global 3D display market size is expected to reach USD204.16 billion by 2025 (Source: Grand View Research Inc) exhibiting a CAGR of 19.4% during the forecast period from 2017 to 2025. The market is growing at an impressive rate because of the increasing popularity of 3D technology. Some Hollywood movies such as The Lego Movie and Captain America: The Winter Soldier have been featured in 3D format and this is indicative of the popularity of this format. The market is also witness increased adoption of 3D displays in the advertisement sector. The increased popularity of 3D technology has stimulated advertising agencies to exhibit 3D content on billboards and feature 3D advertisement films

The significant increase in the growth rate of the global 3D display market is attributed to the increased penetration of 3D TVs and the popularity of 3D technology. The increase in 3D content are expected to contribute to the growth of the global 3D display market. Digitization is one of the major factors driving the demand for 3D LED TVs, which, in turn, contributes to the growth of the global 3D display market.

Recent advancements in 3D display technology, along with the improved visual experience, picture clarity, superior performance, and high resolution of 3D display have led to their increased adoption in numerous markets, industries, and applications. These benefits/features of 3D displays are expected to contribute to the growth of the global 3D display market. Below is the ASD market overview by product category in China and Hong Kong.

Diagram 4.2 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category - the PRC - Report Issued in 2017

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

Exchange Rate: 1 USD=6.6 RMB

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Diagram 4.3 - Auto Stereoscopic Display (ASD) Market Overview - Overall Market Size and Breakdown by Product Category - Hong Kong - Report Issued in 2017

USD Million

USD Million sales	2011	2012	2013	2014	2015	2016E	2017E	2018E	2019E	2020E
Hardware	38.4	45.4	55.7	68.6	86.0	108.5	138.2	177.1	228.8	300.9
Others	12.3	14.3	16.9	20.2	24.3	30.6	39.1	50.3	65.2	87.1
Total	50.7	59.7	72.6	88.8	110.3	139.1	177.3	227.4	294.0	388.0

Exchange Rate: 1 USD=7.8 HKD

Source: Frost & Sullivan report commissioned by the Group (Exhibit 15.2)

Market size by volume

The global glasses free HD30 Display market is growing at a CAGR of 15% from 2017-2022 (Source: Factor 2017) Increased adoption of 3D display by 3D TV, smartphone, and portable display device manufacturers has led to an increase in the volume shipments of 3D displays.

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

Consumers are adopting 3D technology at a significant pace because of the increasing popularity of 3D technology and the increasing 3D content worldwide. Moreover, numerous Hollywood movies such as Godzilla, 300, Rise of an Empire and animated movies such as Lego and How to Train Your Dragon are featuring 3D technology. As a result of this consumers are more drawn to the 3D visual experience, and hence the demand for 3D TVs is increasing. Therefore, the demand for 3D displays form the 3D TVs segment is increasing significantly. Moreover, with the advent of autostereoscopic technology, the 3D TVs segment will flourish as it eliminates the usage of glasses for 3D content.

However, there are challenges in the market with regards to the picture clarity when viewed from different angles in a TV. As a result, 3D display manufacturers are focusing on eliminating such technical challenges, to deliver superior customer satisfaction. Portable devices such as gaming devices, smartphones, and tablets will adopt 3D technology at a greater pace because consumers can adjust the eye angle accordingly as these are handheld devices.

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

Increased adoption of 3D displays in advertising sector

The high popularity of 3D technology has encouraged advertising agencies to display 3D content on billboards and feature 3D advertisement of films. These agencies have also employed autostereoscopic 3D technology for advertising is expected to foster the growth of the global 3D display market.

Use of 3D displays in the healthcare sector

The healthcare sector is expected to increasingly adopt 3D display to help doctors diagnose patients more effectively. 3D projectors will also help doctors identify and decide on the most effective form of treatment. They can also be used as an alternative to microscopes during surgical procedures. 3D projectors can accurately display scientific content. They also display flawless images and, at times, are tailored for clinical reviews. Autostereoscopic displays are expected to replace conventional 3D with glasses, as the doctors no longer need to wear special glasses in surgical procedures and clinical reviews.

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

Enhance interactivity

Limited by the technology, content and presentation form of the current ASD, the audience has no choice but to play a passive role to accept the video information. However, in the long term R&D will lay more emphasis on humanization design and better user experience, and consumers are expected to raise higher requirements on the maneuverability of ASD products. As a result, higher interactivity tends to become a new focus for product development in ASD market.

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

Competitors

The market for glasses-free 3D technology is still in its early stage, and there are very few competitors worldwide. Nonetheless, there are many established and early stage companies that address the 3D display market in one way or another, including makers of 3D televisions and mobile phones, such as Panasonic Corporation, Samsung Electronics Corporation, Ltd., Sony Corporation and X6D Limited. For the most part, these companies do not market 3D autostereoscopic products, and thus do not compete directly with the products and services we seek to market. However, at this time, we consider them to be competitors generally in the effort to market stereoscopic display (with glasses) solutions to end user businesses. They have different markets apart from this new autostereoscopic (glasses-free) 3D market. Philips is the pioneer in autostereoscopic technology. However, Philips does not produce or sell autostereoscopic 3D products for many years. Other companies operating in this domain such as Magnetic 3D, Alioscopy, and Dimenco have started operations earlier than us. They do have similar technology that we have, but we believe they do not have the cost advantage that we have. We have strategically well positioned our base operation in Hong Kong and China where we believe we have cost effective outsourcing manufacturing strategy. In addition, we have a wider product and solution offerings than most of our competitors. On the other hand, very few of these competitors are public listed companies. We shall have a better advantage if we can stay listed on NASDAQ such that we can have a better position to raise adequate capital for our product development.

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

Marketing, Distribution and Sales

For our ASD products we have established distributors in major cities in China. We are also in the process of building our own brand for our ASD which we intend to launch when we have the necessary resources available.

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

Dependence on Major Customers

In 2018, our major sales were for ASD displays to a few customers. These products are normally sold as a system; therefore, our sales are focused on a few customers. In 2018, our largest 2 customers accounted for 72% of our revenue. Our strategy is to appoint distributors to sell our products and services, and we will maintain a very small sales and marketing team in order to keep our operating costs low. Each of these distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

Research and Developments

We outsource basic research to local universities and research institutes on research and development of advanced technology in 3D imaging. The research outcome from these research entities will be either owned by us or under exclusive or non-exclusive licenses to us. We maintain our own development team to further develop products and solutions which we foresee to have potential markets. This kind of two-step development will be best suited for small to medium size technology companies in order to keep a balance in the R&D budget. We shall further expand our internal R&D team when we have enough earnings or have acquired enough capital to grow.

Intellectual Property

Pivotal to the development and commercialization of our ASD products is intellectual property protection for the underlying technology and the product candidates. The licenses we hold are further described under "Patent Portfolio" below.

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

While we intend to seek patent protection for our 3D products and technologies, we cannot be certain that any of the pending or future patent applications filed by the Company, or licensed to us, will be approved, or that IMTE will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. IMTE cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the Company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

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

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at December 31, 2018) and a brief description of their respective inventions.

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Visumotion International Limited (A wholly owned subsidiary of MDL)	(i) Method for processing a spatial image	EP 2172032	Granted in Germany	June 2028
		EP 2172032	Granted in France
		EP 2172032	Granted in U.K.
		4988042	Granted in Japan
		US 8,817,013	Granted in U.S.
	(ii) Method for stereoscopic illustration	2010 80019861.4	Granted in China	May 2030
		US 8,797,383	Granted in U.S.
		102010028668	Granted in Germany
Independent party - Versitech Limited (A subsidiary of the University of Hong Kong)	(i) A depth discontinuity-based method for efficient intra coding for depth videos	62/199,727	Provisional Patent in U.S. These patent rights in relation to 3D video encoding and transmission will be assigned by the owner to Marvel Digital Limited in the event of either (1) IPO of MDL shares or (2) the 3D video technologies covered by the Patent Rights is approved by PRC authority as an industry standard	N/A
	(ii) Global and major object motion estimation, compensation and efficient realization for depth compression	62/199,754
	(iii) A multi-overlay variable support and order kernel-based representation for image deformation and view synthesis	62/199,702
	(iv) Auxiliary Data for Artifacts-Aware View Synthesis	62/285,825
	(v) Shape-adaptive model-based codec for loss and lossless compression of binary images	62/300,502
Marvel Display Technology (Shenzhen) Limited (A wholly owned subsidiary of MDL)	Method and apparatus for Chroma interpolation of video image	200710070313.4	Granted in China	July 2027
	A Universal Stereo Image Synthesis Method Based on Lenticular Lens for LCD Stereoscopic Display	200810062513.X		June 2028
	A Method of Virtual View Synthesis Based on Depth and Occlusion Information	200810062811.9		July 2028
	A Method of Extracting Hierarchical Image for 3D TV	200810062810.4		July 2028
	A Multichannel Video Stream Coding Method Based on Depth Information	200810062864.0		July 2028
	Multichannel Video Stream Encoder and Decoder Based on Depth Image Rendering	200810062865.5		July 2028
	A Method of converting 2D video to 3D video in 3D TV system	200910102114.6		August 2029
	A Depth Extraction Method of Fusing Motion Information and Geometric Information	200910102153.6		August 2029

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Marvel Display Technology (Shenzhen) Ltd. (A wholly owned subsidiary of MDL) (Continued)	A Method of Layered B Predictive Structural Arrangement with High Compressibility	200910155883.2	Granted in China	December 2029
	A Method for Expressing 3D Scene and its TV System	201010039540.2		January 2030
	A Virtual View Method Based on Video Sequence Background Modeling	201010039539.X		January 2030
	A Depth Representation Method Based on Optical Flow and Image Segmentation	201010101197.X		January 2030
	Extraction method of occlusion information in stereoscopic image pairing	201010141105.0		April 2030
	A Method of Generating Virtual Multiview Images Based on Depth Graph Layered	201010228696.5		July 2030
	A 3D Augmented Reality Method for Multiview Stereoscopic Display	201110412061.5		December 2031
	Depth image post-processing methods	201110460155.X		December 2031
Marvel Digital Limited	Method for Enhancing Video Resolution and Video Quality, Encoder and Decoder	16103565.1	Granted in Hong Kong	October 2023
	A Method, Apparatus and Device for Acquiring a Spatial Audio Directional vector	16103566.0	Granted in Hong Kong	October 2023
	A Lens For Extended Light Source and Design Method Therefor	16106705.5	Granted in HK	June 2023
	Method For Improving the Quality Of 2D-to-3D Automatic Conversion By Using Machine Learning	16111899.1	Granted in HK	October 2023
	Exterior design for computer	CN201630079168.6	Granted in CN	March 2026
		1601506.3	Granted in HK	August 2041

Material Contracts Related to Intellectual Property and Commercialization Rights

License Agreement with Versitech Limited

In September 2015, Versitech Limited ("Versitech") and Marvel Digital Limited ("MDL") entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech listed in the previous table above, to develop, make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalties of 3% of net sales (“3% Royalty”) on licensed product and licensed process by MDL and its affiliates and sublicensee. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong ("HKU") under the Innovation and Technology Fund University-Industry Collaboration Programme entitled "Content Generation and Processing Technologies for 3D/Multiview Images and Videos". Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

As at December 31, 2018 the development of the application of the video encoding and transmission is still under development. Therefore, there has been no fees paid to Veritech for royalty and sublicense fee.

Starting in 2019 and thereafter, the royalty will be the greater of 3% Royalty and HKD200,000 (approximately A$36,194) each year.

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

C.	Organizational Structure

As at December 31, 2018, we have a total of 8 subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Dragon Creative Ltd	Hong Kong	100% Direct	Sales and distribution of various 3D related products and provision of 3D consulting services
GOXD Technology Limited	Hong Kong	76% Indirect	Development and distribution of 3D digital picture frames
Marvel Digital Ltd	Hong Kong	95% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd	Hong Kong	95% Indirect	Sale of software and provision of consultancy services
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Ltd)	China, PRC	95% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products

D.	Property, Plant and Equipment

The Company has its registered office in Adelaide, Australia, the principal and main operating office located in Hong Kong, and a test assembly and operating office in China. In Australia, the Company rents a 100 square feet office on a month to month basis at a cost of A$1,000 per month. In Hong Kong, the Company's the principal office is approximately 3,000 square feet which is currently rent free, and rents two operating offices, one of which is approximately 4,000 square feet on a three-year lease at approximately A$15,500 per month until May 31, 2020 and the other is approximately 4,400 square feet on a 3 years lease at approximately A$26,300 per month until October, 2021. In China, the Company rents a 4,405 square feet development office in Dongguan, Guangdong Province, on a three years lease at approximately A$3,857 per month until November, 2021.In addition, the Company rents a 15,930 square feet pre-production facility in Shenzhen on a 2 years rental at approximately A$33,663 per month until January 2021.

The Company's manufacturing plan is for pre-production or test production in Shenzhen. The Company intends to outsource the commercial production to subcontractors. Accordingly, the Company does not intend to build infrastructure to expand its manufacturing capabilities, capital equipment, headcount, or administrate burden. We believe we will be able to obtain additional office space for our operations, as needed, on commercially reasonable terms. Our plant and equipment recorded in our financial statements as at December 31, 2018 consisted of A$86,298 for leasehold improvements relating to renovation and decoration costs for our offices and A$751,940 for office furniture and equipment. We are not aware of any environmental impact on the use of these equipment. With the distribution rights agreement for conductive film, we will seek to raise funds to build one lamination line for manufacturing electronic glass products. However, we are only at the preliminary planning stage.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited financial statements as at and for the fiscal year ended December 31, 2018, as at and for the year ended December 31, 2017, and as at and for the year ended December 31 2016, together with the notes thereto included elsewhere in this Annual report. The financial information contained in this Annual report is derived from the financial statement, which were prepared in accordance with IFRS.

A.	Operating Results

IMTE is an Australian company engaged in the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, and provision of 3D technology solutions and consultancy services, and (b) sale and distribution of audio products.

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name "China Integrated Media Corporation Limited". On October 12, 2016 we changed the company name to Integrated Media Technology Limited. Our ordinary shares were listed on the Australia Securities Exchange, or ASX in February 2013.

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

On June 15, 2018 our shares of common stock were de-listed from the ASX. Today, the principal listing of our ordinary shares is on the Nasdaq Capital Markets, or Nasdaq.

For a description of the milestones that we have achieved since inception and through to the date of this report, see "Item 4. Information on the Company – A. History and Development of the Company."

Overview

We are at an early stage in the development of our 3D products and services. We have incurred net losses since inception until recently when we recorded a profit for the fiscal year 2015 mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. In 2017 we recorded profits of A$1,692,666 but in 2018 we recorded a loss of A$16,843,223 mainly due to the decrease in sales as we sorted out certain manufacturing issues with our manufacturer. Going forward, the Company needs to resolve the manufacturing issues and continue to develop and sell the 3D products and services. For the past 2 years, we have funded our operations primarily through the sale of equity securities in the Company and its subsidiaries, advances from shareholder and from operation profits. For details of the business overview, see "Item 4. Information on the Company - B. Business Overview."

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 3 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Goodwill

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. Subsequent adjustments to consideration are recognized against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognized in the consolidated statement of profit or loss.

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

Development projects in the consolidated statement of financial position represent the development costs directly attributable to and incurred for internal technology projects of the Group. An intangible asset arising from development expenditure on an internal technology project is recognised and included in development projects only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the profit or loss instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

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

-       intangible assets; and

-       goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Impairment of Assets (continued)

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-       property, plant and equipment (other than properties carried at revalued amounts);

-       intangible assets; and

-       goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate

Leasehold Improvements	lesser of 3-5 years or lease term
Office Furniture and Equipment	3-5 years
Motor Vehicle	5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

Convertible Bonds

Convertible bonds that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bonds are converted or redeemed.

If the bonds are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the capital reserve is released directly to retained profits.

Derivative Financial Instruments

Derivative financial instruments are recognised at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

Revenue

Revenue is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. The underlying principle is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers. We adopted IFRS 15 Revenue from Contracts with Customers at the beginning of 2018, and implemented new accounting policies and internal controls necessary to support its requirements. The adoption of IFRS 15 did not have any impact on our revenue recognition.

We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. We account for a contract with customer when we have approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We identify separated contractual performance obligations and evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. All of our performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices (SSP). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

Until January 1, 2018, revenues from sales of products and services were recognized upon delivery provided that the collection of the resulting receivable was reasonably assured, there was persuasive evidence of an arrangement, no significant obligations remained and the price was fixed or determinable.

The product warranties, which in the great majority of cases includes component and functional errors, are usually granted for one year period from legal transfer of the product. For the customers, the specific warranty period and the specific warranty terms are part of the basis of the individual contract.

Warranty provisions include only standard warranty, whereas services purchased in addition to the standard warranty are included in the services contracts.

Interest Income

Revenue is recognized as interest accrues using the effective interest method.

Recent Acquisitions

See "Item 4. Information on the Company - A. History and Development of the Company."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2018		2017		2016
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	1,228,485	92.8	5,600,106	97.2	13,923,337	100.0
Services	95,921	7.2	162,605	2.8	6,333	-
Total operating revenues	1,324,406	100.0	5,762,711	100.0	13,929,670	100.0
Expenses
Cost of sales	723,711	54.6	2,548,064	44.2	2,027,743	14.6
Employee benefit expenses	2,253,411	170.1	1,887,692	32.8	1,715,687	12.3
Depreciation and amortization expenses	2,029,373	153.2	2,021,131	35.1	2,147,231	15.4
Professional and consulting expenses	1,746,762	131.9	301,732	5.2	300,576	2.2
(Gain) / Loss on disposal of a subsidiary	(608,995)	(46)	-	-	872	-
Travel and accommodation expenses	384,184	29.0	333,503	5.8	431,282	3.1
Other operating expenses	2,010,142	151.8	1,448,960	25.1	1,728,184	12.4
Provision for impairment loss for goodwill	9,953,311	751.5	-	-	-	-
Financial costs	1,383,399	104.5	107,101	1.9	73,666	0.5
Total expenses	19,875,298	1,300.7	8,648,183	150.1	8,425,241	60.5
Operating (loss) / profit before income tax	(18,550,892)	(1,400.7)	(2,885,472)	(50.1)	5,504,429	39.5
Non-operating income
Interest income	21,409	1.6	3,092	0.1	2,027	-
Gain on disposal of financial assets at fair value through profit or loss	709,543	53.6	-	-	-	-
Fair value change in contingent consideration liability	-	-	3,953,537	68.6	-	-
Other income	469,660	35.5	434,296	7.5	107,551	0.8
Net (loss) / profit before income taxes	(17,350,280)	(1,310.0)	1,505,453	26.1	5,614,007	40.3
Income tax credit / (expense)	507,057	38.3	187,213	3.2	(2,018,939)	(14.5)
Net (loss) / profit	(16,843,223)	(1,271.8)	1,692,666	29.4	3,595,068	25.8

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2018		2017
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,166,144	88.0	2,528,885	43.9
Tablets and mobiles	-	0.0	655,076	11.4
Super workstations	-	0.0	1,085,416	18.8
Software	13,731	1.0	9,383	0.2
Technology solutions	-	0.0	1,171,108	20.3
Audio products	48,609	3.7	54,251	0.9
Other products	-	0.0	95,987	1.7
Sub-total	1,228,484	92.7	5,600,106	97.2
Services
Conversion services	57,661	4.4	79,599	1.4
Other services	38,261	2.9	83,006	1.4
Consulting services income	-	0.0	-	0.0
Sub-total	95,922	7.3	162,605	2.8
Total operating revenues	1,324,406	100.0	5,762,711	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2018 was A$1,324,406 as compared to the prior year of A$5,762,711, a decrease of A$4,438,305 or 77% from the prior year. The revenue for the year ended December 31, 2018 consists of the sales and distribution of 3D autostereoscopic products and sales of software, sales and distribution of audio products, and provision of conversion and other services. The significant decrease in revenue from operations in the year ended December 31, 2017 is primarily attributable to the decline in sales of mobile and tablets of A$655,076, super workstation of A$1,085,416, technology solutions of A$1,171,108 and displays of $1,362,741. We did not have any sales in mobile and tablets, super workstation and technology solution when compared to the prior year. The technology solution sales are customized solutions and comes periodically. For display products, we encountered contract manufacturing problems in 2018 which limited commercial production for 3D display products. Going forward, we have identified a major contract manufacturer for our 3D display manufacturing. In addition, we will put more focus in the sale of 3D display and video wall in 2019.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2018		2017
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	559,840	42.3	2,468,763	42.8
Services	163,871	12.4	79,301	1.4
Total cost of sales	723,711	54.7	2,548,064	44.2

Cost of sales decreased by 72% to A$723,711 in 2018 from A$2,548,064 in 2017, which primarily due to the change in product mix of the Group with more software products and technology solutions being sold in the prior year, bringing more costs of sales than that of the products sold in the current year.

Gross Profit and Gross Margin. Gross profit decreased by 72% from A$3,214,647 in 2017 to A$600,695 in 2018. Our gross margin significantly decreased from 56% in 2017 to 45% in 2018, primarily due to the change in product mix of the Group with more software products and technology solutions being sold with comparatively higher profit margin than that of the products sold in the current year.

Fair value change in contingent consideration liability

This represents the change in fair value of the derivative financial instruments relating to the put option granted by the Company to the investor in MDL's Convertible Bond.

The amount of derivative financial instrument issued that is expected to be recognized as income after more than one year is A$126,095.

Provision for impairment loss of intangible assets and goodwill

It represents the impairment loss of goodwill in 2018.

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the years ended December 31, 2018, 2017 and 2016.

Expenses

The operating expenses for the year ended December 31, 2018 was A$21,559,047 as compared to the prior year of A$8,648,183 an increase of A$13,306,993 or 153% from the prior year. The increase in total operating expenses was mainly attributable to provisions for impairment loss of goodwill of A$9,953,311 made during the year.

Employee benefit expenses increased by 19.3% to A$2,253,411 in 2018 from A$1,887,692 in 2017, which was primarily due to increase in the number of staff and general salary increment. As at December 31, 2018, the Group had a total of 74 staff, compared to 53 staff in the Group as at December 31, 2017. The increase of staff was primarily due to the addition of staff for GOXD operation.

The professionally and consulting expenses increased by A$1,445,030 resulting from the increase in legal and professional fees for certain corporate activities during the year including the convertible bonds, Marvel Finance Limited debt to share conversion, investor relations and fund raising fees.

Finance costs increased by A$1,276,298 from A$107,101 in 2017 to A$1,383,399 in 2018. The increase of A$1,276,298 was mainly attributable to the convertible bonds interest of amount A$930,276 and interest charged of A$396,868 in 2018 on the amounts by Marvel Finance Limited, the ultimate holding company in respect of the A$15 million owed to MFL at the beginning of 2018. A$8 million of the amount was settled by the issue of 708,500 shares to MFL on December 12, 2018.

The gain on disposal of subsidiaries for the year ended December 31, 2018 is related to the Company's shareholding in Yamaga Limited, Global Vantage Audio Limited, Marvel Digital (Shenzhen) Limited, Yamaga Audio Limited and Zamora Corporation, which were all disposed of in 2018. The majority of the gain of about A$521,042 was derived from the sale of Marvel Digital (Shenzhen) Limited.

Income tax

Income tax credit of A$507,057 were recognized during the year ended December 31, 2018 while A$102,853 and A$404,204 of current tax and deferred tax were recognized during the year ended December 31, 2018 which were arising primarily from the disposal of subsidiaries and the loss for the year.

Net Profit (Loss)

We recorded a net loss of A$16,843,223 for the year ended December 31, 2018 while net profit of A$1,692,666 was achieved for the year ended December 2017. The decrease was mainly due to provision for impairment losses of goodwill of A$9,953,311 in 2018. Additionally, our results were impacted by the decrease in our revenue from operating activities and increase in corporate expenses for setting up a new business stream. Included in the profit for the year ended 31 December 2017 was an amount of $3,953,537 being the fair value decrease in contingent consideration liability in relation to the acquisition of MDL.

Comparison of Year Ended December 31, 2017 to Year Ended December 31, 2016

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2017		2016
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	2,528,885	43.9	1,252,424	9.0
Tablets and mobiles	655,076	11.4	175,021	1.3
Super workstations	1,085,416	18.8	3,273,438	23.5
Software	9,383	0.2	693,280	5.0
Technology solutions	1,171,108	20.3	8,392,512	60.2
Audio products	54,251	0.9	111,045	0.8
Other products	95,987	1.7	25,617	0.2
Subtotal	5,600,106	97.2	13,923,33	100.0
Services
Conversion services	79,599	1.4	6,126	-
Other services	83,006	1.4	-	-
Consulting services income	-	-	207	-
Subtotal	162,605	2.8	6,333	-
Total operating revenues	5,762,711	100.0	13,929,670	100.0

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

Cost of Sales . The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2017		2016
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	2,468,763	42.8	2,024,067	14.6
Services	79,301	1.4	3,676	-
Total cost of sales	2,548,064	44.2	2,027,743	14.6

Cost of sales increased by 26% to A$2,548,064 in 2017 from A$2,027,743 in 2016, which primarily due to the change in product mix of the Group with more software products and technology solutions being sold with less cost of sales than that of the products sold in the current year.

Gross Profit and Gross Margin

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

Fair value change in contingent consideration liability

It represented the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited as the Company recognized the actual deferred performance fee of A$15,110,749 paid to Marvel Finance Limited, the ultimate holding company.

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

Income tax

A deferred tax benefit of A$187,213 was recognized during the year ended December 31, 2017 which were arising primarily from the recognition of tax effect of temporary differences. While an income tax expense of A$2,018,939 consisted of A$1,052,266 and A$966,673 of current tax and deferred tax were recognized during the year ended December 31, 2016 which were arising primarily from the increase of taxable profit and the recognition of tax effect of temporary differences.

Net Profit

We recorded a net profit of A$1,692,666 and A$3,595,068 for the years ended December 31, 2017 and 2016 respectively. The decrease was mainly due to the decrease in our revenue from operating activities and increase in corporate expenses for setting up a new business stream. Included in the profit for the year ended 31 December 2017 was an amount of $3,953,537 being the fair value decrease in contingent consideration liability in relation to the acquisition of MDL.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

New, Revised or Amending Accounting Standards and Interpretations

The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2018:

•   IFRS 9 Financial Instruments and associated Amending Standards

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

The adoption of these amendments has not had a material impact on the Group.

•   IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, effective as of January 1, 2018, supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. The standard establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Management evaluated the new guidelines introduced by IFRS 15 and applied the five-step model in order to reassess its revenue recognition criteria. Beginning January 1, 2018, management implemented the new guidelines introduced by IFRS 15.

The adoption of these amendments has not had a material impact on the Group.

•   IFRS 22 Foreign Currency Transactions and Advance Consideration

Foreign Currency Transactions and Advance Consideration addresses how to determine the 'date of the transaction' when applying IAS 21. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The adoption of these amendments has not had a material impact on the Group.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

•   IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and is effective as of January 1, 2019, replacing IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees - leases of 'low-value' assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Management is currently evaluating the new guidelines introduced by IFRS 16 and its impact for the Group.

•   IFRS 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty Over Income Tax Treatments clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

Management evaluated the new guidelines introduced by IFRIC 23 and did not identify any material impact for the Group.

There are no other standards or interpretations not yet effective that could have a material impact on the Group's financial statements.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term investments. We have incurred significant losses since our inception until 2015. For the past 3 years, we have recorded loss of A$16,843,223, profit of A$1,692,666, and profit of A$3,595,068 for the fiscal years ended December 31, 2018, 2017, and 2016 respectively.

Equity Issuances

The following table summarizes our issuance of ordinary shares for cash or from the conversion debts. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares*	Net Proceeds
			(in A$)
Issuance of new shares	2013	580,000*	3,480,000
Share issuance in respect of payment to a consultant	2013	16,666*	100,000
Share issuance in respect of acquisition of subsidiaries	2015	175,926*	5,277,804
Share issuance for payment to consultant	2018	25,275	491,750
Share issuance for debts	2018	708,500	8,000,000

    * On post reverse split of 30 for 1

Capital Requirements

As of December 31, 2018, we had cash and cash equivalents of A$619,705 and trade receivables of A$1,086,161. Our trade receivable balance significantly decreased as compared to A$2,489,235 as of December 31, 2017, was attributable to the decrease in sales in 2018. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for the next 12 months based on our budget and forecasted revenue. However, our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue our 3D developments or our operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2018	2017	2016
	A$	A$	A$
Net cash inflows / (outflows) in operating activities	(6,858,433)	4,864,308	(1,209,052)
Net cash (outflows) / inflows in investing activities	(3,319,768)	(2,189,991)	(4,045,261)
Net cash outflows by financing activities	8,638,582	(1,579,552)	(444,707)
Net increase / (decrease) in cash and cash equivalents	(1,539,619)	1,094,765	(5,699,020)
Effect of exchange rate changes on cash and cash equivalents	89,252	(61,658)	(147,211)
Cash and cash equivalents at beginning of period	2,070,072	1,036,965	6,883,196
Cash and cash equivalents at end of period	619,705	2,070,072	1,036,965

Net cash (outflows)/inflows in operating activities was A$(6,858,433), A$4,864,308 and A$(1,209,052) during the years ended December 31, 2018, 2017 and 2016, respectively. Net cash outflows in operating activities during the year ended December 31, 2018 was mainly to the decrease in revenue. Net cash inflows in operating activities significantly increased during the year ended December 31, 2017 were attributable to the receipts from customers on sale of software and technology solutions.

Net cash outflows in investing activities were A$(3,319,768), A$(2,189,991) and A$(4,045,261) during the years ended December 31, 2018, 2017 and 2016, respectively. Net cash outflows in investing activities during the years ended December 31, 2018, 2017 and 2016 was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects.

Net cash inflows/(outflows) in financing activities was A$8,638,582, A$(1,579,552) and (A$444,707) during the years ended December 31, 2018 and 2017, respectively.

Net cash inflows in financing activities during the years ended December 31, 2018 are attributable to the share issuance of subsidiaries and convertible bond issuance by a subsidiary. Net cash outflows in financing activities during the years ended December 31, 2017 and 2016 are attributable to the repayment of advances to related parties and bank borrowings.

We had cash and bank balance of A$619,705, A$2,070,072 and A$1,036,965 as at December 31, 2018, 2017 and 2016 respectively. Cash and bank balance as at December 31, 2018, 2017 and 2016 were consisted of A$1,514,215, A$2,860,014 and A$1,820,994 of cash and bank balances, and A$(894,510), A$(789,942) and A$(784,029) of bank overdraft, respectively.

C.	Research and Development, Patents and Licenses

For the 3 years ended December 31, 2018, we have employed 10, 10 and 8 staff, respectively, in the research and development of 3D autostereoscopic technology and we incur annual staffing costs of approximately A$716,000, A$764,000 and A$926,000 during the respective years. We also have company sponsored research with certain universities and research institutes as discussed in Item 4. Information of the Company under Research and Developments, which also includes a cooperation agreement with the Hong Kong Applied Science and Technology Institute (ASTRI) to establish the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging, as announced on June 20, 2016.

D.	Trend Information

We are still a young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations is mainly dependent on further development and commercialization of our technologies.

E.	Off-Balance Sheet Arrangements

During fiscal years ended December 31, 2016, 2017 and 2018, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2018 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	A$	A$	A$	A$	A$
Contractual Obligations

Bank Borrowings	894,510	894,510	-	-	-
Operating Lease Obligations	1,333,260	585,988	747,272	-	-
Total	2,227,770	1,480,498	747,272	-	-

The Group had internal capital commitments for the investments in one PRC subsidiaries of approximately A$3,189,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F. All of our directors and senior management may be contacted at our registered office located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia.

Name	Position
Dr. Herbert Ying Chiu LEE (2)	Executive Chairman and Chief Executive Officer
Dr. Man-Chung CHAN (1) (3) (4)	Independent Non-Executive Director
Mr. Wuhua ZHANG (1) (2) (6)	Independent Non-Executive Director
Mr. Lawrence CHEN (1) (7)	Independent Non-Executive Director
Con UNERKOV (5)	Non-Executive Director
Cecil HO (10)	Chief Financial Officer and Joint Company Secretary
Dr. Chang Yuen CHAN (1) (2) (8)	Independent Non-Executive Director
Mr. Wilton Timothy Carr INGRAM (3)	Independent Non-Executive Director
George YATZIS (9)	Company Secretary
William King To NG	R&D Project Director
Lu Xia	Corporate Services Executive

(1)	Member of the Audit Committee
(2)	Member of the Nomination and Remuneration Committee
(3)	Mr. Wilton Timothy Carr INGRAM was the Chairman of Audit Committee for the year until his resignation as a director and Chairman of the Audit Committee on December 31, 2018. On the same date, Dr. Man-Chung CHAN was appointed as the Chairman of the Audit Committee
(4)	Chairman of the Nomination and Remuneration Committee
(5)	Mr. Con Unerkov resigned as a non-executive director on May 30, 2018 and was appointed as CEO in April 2019
(6)	Mr. Wuhua Zhang was appointed as a director on August 13, 2018
(7)	Mr. Lawrence Chen was appointed as a director on December 1, 2018
(8)	Dr. Chang Yuen Chan resigned as an Independent Non-Executive Director on February 11, 2019. He also resigned as a member of the Audit Committee and Nomination and Remuneration Committee on the same date
(9)	Mr. George Yatzis resigned as the Company Secretary on March 13, 2019, Mr. Yatzis was also the interim CFO for the period from October 10, 2018 to March 13, 2019
(10)	Mr. Cecil Ho was appointed as the Chief Financial Officer and joint Company Secretary on March 15, 2019

Dr. Herbert Ying Chiu LEE ("Dr. Lee"), aged 66, is a seasoned businessman with significant experience in the Hong Kong and Chinese digital advertising market sector and technology development. Over the past 17 years, Dr. Lee has extensive working experience in technology management and 3D autostereoscopy. During these years, he has also invested in many technology startups and incubated them into successful companies.

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

Dr. Man-Chung CHAN ("Dr. MC Chan"), aged 60, graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales. From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University. Dr. MC Chan was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

Mr. Wuhua ZHANG ("Mr. Zhang"), aged 44, is a businessman with significant experience in the electronics industry with a specialty in the semiconductors product field. Mr. Zhang holds a Masters of Technology Management and a Bachelor of Applied Science in Electronic Engineering. Mr. Zhang has extensive experience in product and engineering management, product marketing and sales which was attained during his career as an Account Executive at ST Microelectronics (Shenzhen) Company and as a Key Account Manager at Philips Semiconductors. Mr. Zhang's primary responsibilities in those roles was to drive distribution sales for semiconductor products in China and discover any key new opportunities.

Mr. Lawrence CHEN ("Mr. Chen"), aged 59, has 10+ years experience in business management, and technology transfer. Mr. Chen migrated to Australia in the late 1980 where he furthered his study in Western Sydney University, and he then went back to China in 2007 and started his career in technology transfer. He was appointed as deputy director in a system management institute in Jiangyin China in 2008 and was working on setting up different technology projects. Notable projects included involving animation and software enhancement of motion movies. With his extensive experiences and professional knowledge, he is now working in Australia as Deputy General Manager for Asia Pacific Resource Enterprises Corporation since 2017.

Mr. Con UNERKOV ("Mr. Unerkov"), aged 50, is an Australian based businessman and former Director and CEO of the Company, re-joins the Company with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov resigned as a director on May 30, 2018 and he re-joined the Company as the CEO in April 2019.

Mr. Cecil HO ('Mr. Ho"), aged 58, brings to IMTE nearly 30 years of financial management experience in both public and private companies. He most recently served as the CFO for Asia Times Holdings Limited, an online news publication in Hong Kong. Prior to that, Mr. Ho held various senior finance positions in public companies listed on the Hong Kong Stock Exchange. In his roles, Mr. Ho excelled in strategy execution, shareholder value creation and risk management. Mr. Ho is a member of the Hong Kong Institute of Certified Public Accountant and a Chartered Professional Accountant (CA). Mr. Ho holds a Bachelor of Commerce degree from the University of British Columbia in Canada.

Mr. Wilton Timothy Carr INGRAM (Mr. Ingram), aged 72, has operated his own Company since 1975 engaged in various fields, including corporate advice and marketing in Australia and Hong Kong. In 1998, Mr. Ingram established, with Australian partners, a venture capital business, Momentum Ventures Funds Limited in Melbourne Australia. The fund invests in companies such as Engenic Pty Ltd (Bio Technology business), CRX Pty Ltd (Communication technology business), Bentic Limited (Deep Water Drilling Company in the US and world-wide), and Paniva Pty Ltd (Corporate Education Business world-wide). Since 1990, Mr. Ingram has invested and developed resorts in the Philippines such as the Friday's Boracay and Oasis Hotel, as well as commercial buildings in Makati, Manila in partnership with First Pacific Group which is listed in Hong Kong. Mr. Ingram resigned as director and chairman of the audit committee on December 31, 2018.

Dr. Chang Yuen CHAN ("Dr. CY Chan"), aged 53, graduated from the University of Hong Kong with a PhD in computer simulation and holds a LLB from the Manchester Metropolitan University. Dr. CY Chan is employed as a project manager at the Partner State Key Laboratory in ultra-precision machining technology working as one of the key project investigators. His main research interests are in light-field imaging, bionic vision, nano-machining mechanics, adaptive control and compensation, and the design of lubricating components for ultra-precision machining. Dr. CY Chan also has expertise in the areas of optical design and computer simulation and is also proficient in software development. He joins the Board as an advisor in the areas of technology evaluation and strategic decision making. Dr. CY Chan resigned from the Board on February 11, 2019.

Mr. George YATZIS ("Mr. Yatzis"), aged 42, has served as our Company Secretary since November 9, 2015 until his resignation on March 13, 2019. Mr. Yatzis was also the interim CFO for the period from October 10, 2018 to March 13, 2019. Mr. Yatzis has worked and held Company Secretary roles in a number of Public Companies listed on the Australian Securities Exchange ("ASX"). He is currently a partner at global accounting firm BDO, working in the Adelaide office. Mr. Yatzis supports the board of directors in respect to all administrative and compliance matters relating to the Australian Securities Exchange. Mr. Yatzis has a Bachelor of Commerce from the University of Adelaide. He is also a member of Chartered Accountants Australia and New Zealand ("CAANZ").

Dr. William King To NG ("Dr. Ng"), aged 47, has served as our R&D Project Director since April 2013. He has more than ten years of experience in the 3D photography, auto-stereoscopic display and 3D TVs. Starting in 2003, Dr. Ng was a postdoctoral fellow of the Department of Electrical and Electronic Engineering, The University of Hong Kong. His research interests include visual communication, image-based rendering, and video transmission. He has published more than 30 papers in international journals and conferences. Dr. Ng has a Doctor of Philosophy degree and a Master of Philosophy degree in the Electrical and Electronic Engineering from The University of Hong Kong, and a Bachelor of Engineering degree in Computer Engineering from the City University of Hong Kong. He is also a member of the Institute of Electrical and Electronics Engineers (MIEEE).

Ms. Lu XIA ("Ms. Xia"), aged 33, is our corporate services executive. Ms. Xia most recently was the executive in charge of our audio production division. Ms. Xia has worked for the Group since 2013 initially in the display division and then in business development. Ms. Xia has over 6 years of experience working in the audio and display industry, corporate affairs and general consulting. Ms. Xia has a Master of Science degree from Northeastern University and a Bachelor Degree of Arts from Shenzhen University in China.

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

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful in achieving sales targets,
•	Successful contract negotiations,
•	Achievement of research project milestones within scheduled time and/or budget, and
•	Our share price reaching a targeted level on the ASX/NASDAQ over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors in fiscal 2018.

	Short-term Benefits		Post Employment		Share-based		Total
			Benefits		Payments
	Salary &	Other	Super-	Retirement	Shares	Options
	Fees		annulation	Benefits
	A$	A$	A$	A$	A$	A$	A$
Dr. Herbert Ying Chiu Lee	-	N/A	N/A	N/A	N/A	N/A	-
Dr. Man-Chung Chan	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Dr. Chang Yuen Chan (5)	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Wuhua Zhang (1)	6,871	N/A	N/A	N/A	N/A	N/A	6,871
Lawrence Chen (2)	1,500	N/A	N/A	N/A	N/A	N/A	1,500
Wilton Timothy Carr Ingram (3)	30,000	N/A	N/A	N/A	N/A	N/A	30,000
Con Unerkov (4)	5,000	N/A	N/A	N/A	N/A	N/A	5,000
Total	67,371	N/A	N/A	N/A	N/A	N/A	67,371

(1)	Mr. Wuhua Zhang was appointed as a director on August 13, 2018.
(2)	Mr. Lawrence Chen was appointed as a director on December 1, 2018.
(3)	Mr. Wilton Timothy Carr INGRAM resigned as a director on December 31, 2018.
(4)	Mr. Con Unerkov resigned as a non-executive director on May 30, 2018.
(5)	Dr. Chang Yuen Chan resigned as a director on February 11, 2019.

Service Agreements

All the directors have formal letters of appointment in place that have been executed which outline their roles and responsibilities. The agreements with the Company have no fixed term and the directors' position can be terminated with cause without notice, and subject to the Company's Constitution. The letters of appointment executed do not provide for any termination payment to directors in the event of being terminated or removed from their positions. Our director, Dr. Herbert Ying Chiu Lee has employment agreement with the Group. The employment can be terminated immediately for serious misconduct, and for all other cases, a 3-6 months' notice period. Please refer to the executive compensation table for details on director individual remuneration.

Employee Share Option Plan

The Company currently does not have an Employee Share Option Plan.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2018 as these amounts were expensed and paid as of this date.

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

Corporate Governance

ASX Corporate Governance Principles

Pursuant to an exception available to FPIs, we, as a Australian company, are not required to comply with the corporate governance practices followed by U.S. companies under NASDAQ listing standards. In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on Nasdaq. The practices we follow in lieu of NASDAQ's corporate governance requirements is the ASX Best Practice Guide published by the ASX Corporate Governance Council. The Guide contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structure and practices. It is not mandatory to follow the Recommendations. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. We believe that we are in material compliance with the ASX Corporate Governance Principles. Set forth below are material provisions of the ASX corporate Governance Principles together with the reasons, where applicable, for variation therefrom.

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, that a listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors. Our Board of Directors currently have four directors, of which three are non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Dr. Man-Chung Chan, Wuhua Zhang and Lawrence Chan qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the "independence" requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Dr. Man-Chung Chan, Wuhua Zhang and Lawrence Chan. Dr. Man-Chung Chan is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Dr. Herbert Ying Chiu Lee, Dr. Man-Chung Chan and Wuhua Zhang are the current members of the Nomination and Remuneration Committee, Dr. Man-Chung Chan and Wuhua Zhang each qualifies as an "independent director" within the meaning of NASDAQ Marketplace Rules. Dr. Man-Chung Chan is the chairman of this committee.

Corporate Governance Requirements Arising from Our U.S. Listing - the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Capital Market Marketplace Rules

Our shares will be quoted on the Nasdaq Capital Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S, such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Capital Market. These changes allow us to follow Australian "home country" corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares - In Australia, we do not have an express requirement that each listed company have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements in Australia and is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present -The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. In Australia, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director's status as independent and it does not require that a majority of the issuer's board of directors be independent, as long as the issuer publicly discloses this fact. In addition, in Australia, it is not required that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements in Australia and that it is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rule 5605(c)(1) and (2) relating to the composition of the audit committee and the audit committee charter - The Nasdaq and Australia's Recommendations on audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and Australia's Recommendation also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. We have an audit committee and audit committee charter that are consistent with the requirements of the Australia Recommendation and which we believe are appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 5605(d) that compensation of an issuer's officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board's selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the Australia's remuneration and nomination committee requirements. We have established a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements in Australia and which we believe is appropriate and typical of generally accepted business practices in Australia.

Directors' Service Contracts

For details of directors' service contracts providing for benefits upon termination of employment, see "Item 6. Directors, Senior Management and Employees - B. Compensation - Service Agreements."

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

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

•	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

•	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of IMTE, whether civil or criminal, and whatever their outcome.

We maintain a directors' and officers' liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	Employees

As of December 31, 2016, we had 74 employees. Of such employees, 3 were employed in administration and management located in the Australia, 12 employees in finance, administration and management located in the Hong Kong and 29 employees in operations located in Hong Kong, 8 employees in finance, administration and management located in the China and 22 employees in operations located in China.

As of December 31, 2017, we had 53 employees. Of such employees, 3 were employed in administration and management located in the Australia, 11 employees in finance, administration and management located in the Hong Kong and 23 employees in operations located in Hong Kong, 7 employees in finance, administration and management located in the China and 9 employees in operations located in China.

As of December 31, 2018, we had 74 employees. Of such employees, 2 were employed in administration located in the Australia, 19 employees in finance, administration and management located in the Hong Kong and 27 employees in operations located in Hong Kong, 8 employees in finance, administration and management located in the China and 18 employees in operations located in China.

Each of our full-time employees enters into an employment agreement. We also engage part-time employees from time to time. We may only terminate the employment of any of our employees in accordance with the relevant employee's contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months' notice without cause (as set out in the relevant employee's contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see "Item 6. Directors, Senior Management and Employees - B. Compensation - Service Agreements."

E.	Share Ownership

Beneficial Ownership of Senior Management and Directors

The beneficial ownership of senior management and directors are set out in Item 7 (A).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding shares of our common stock beneficially owned as of December 31, 2018 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock, on a post-reverse split basis.

Name/Address (1)	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants/ Convertible Note Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (2)
---------------------------	---------------	--------------------	--------------------	------------------	-----------------

Dr. Herbert Ying Chiu Lee (3) (10)	2,201,412	-	-	2,,201,412	65.18%
Wilton Timothy Carr Ingram (7)	-	-	-	-	-
Dr. Man-Chung Chan (3)	-	-	-	-	-
Dr. Chang Yuen Chan (4)	-	-	-	-	-
Wuhua Zhang (8)	-	-	-	-	-
Lawrence Chen (9)	-	-	-	-	-
Con Unerkov (5) (6)	-	-	-	-	-
All officers and directors as a Group (5 Persons)	2,201,412	-	-	2,201,412	65.18%
Marvel Finance Limited (10)	2,201,412	-	-	2,201,412	65.18%

Notes:
(1)	Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
(2)	For purposes of computing the percentage of outstanding common stocks held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the date of the table above, there were 3,377,386 outstanding shares of our common stock and there was no options, warrants, and convertible notes outstanding entitling the holders to purchase any shares of our common stock owned by officers and/or directors of the Company.
(3) (4) (5)

A director of the Company as at December 31, 2015.

Appointed as a director of the Company on March 22, 2016 and resigned on February 11, 2019.

Appointed as a director of the Company on April 28, 2016 and resigned on May 30, 2018.

(6)	The person holds less than one percent of the shares in the Company.
(7)	Appointed as a director of the Company on April 28, 2016 and resigned as a director on December 31, 2018.
(8)	Appointed as a director of the Company on August 13, 2018.
(9)	Appointed as a director of the Company on December 1, 2018.
(10)	Marvel Finance Limited, a company wholly owned and controlled by Dr. Herbert Ying Chiu Lee, was issued with 708,500 shares during the year and as at December 31, 2018 and the date of this report held 2,201,412 shares of the Company.

As of April 18, 2019, we had 278,042 shares of our Common Stock held by 249 shareholders in our share registrar in Australia, the host county and we had 3,099,344 shares of our Common Stock held by 25 shareholders in our share registrar in USA.

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2018 and 2017 which are highlighted in the consolidated financial statements.

For the year ended December 31, 2018

During the year, the Group had the following related party transactions:

a)  Revenue received from related parties of A$41,291

b)  Purchases of plant and equipment from related parties of A$512,561

c)  Services fees paid of a related party of A$595,645

d)  Finance costs charged of A$396,868 by the ultimate holding company

e)  Company secretarial, taxation service and interim CFO fee totalling A$117,663 paid to a company where our former Company Secretary George Yatzis is a partner

During the year, on December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to MFL by the issuance of 708,500 shares in the Company. As at December 31, 2108, MFL owns 2,201,412 shares, representing approximately 65.18% in the Company and is the ultimate controlling party of the Group.

During the year, a Group company GOXD Technology Limited entered into a loan agreement to lend A$1,085,820 (HK$6,000,000) to Marvel Finance Limited, its parent company. The loan bears interest at 10% per annum, unsecured and payable on September 30, 2019. The Company accrued interest income of A$19,933 during the year. As at December 31, 2018, Marvel Finance Limited owed to the Group A$904,850 (HK$ 5,000,000) in respect of the loan.

During the year, on December 1, 2018, a Group company entered into a loan agreement with Oakridge (Hong Kong) Corporation Limited, a company owned and controlled by Dr. Herbert Ying Chiu LEE, where the Group borrowed of A$1,664,924 (HK$9,200,000) from Oakridge (Hong Kong) Corporation Limited. Pursuant to the loan agreement, the loan is non-interest bearing, unsecured and repayable on September 30, 2019.

During the year the Company used a 3,000 sq feet administrative and accounting office in Hong Kong rent free. This office belongs to the family of Dr. Herbert Ying Chiu Lee. There is no written lease agreement, but a general understanding that there will be a 3 months notice period to vacate this office. The Company's responsibility is to pay for the utilities.

During the years ended 31 December 2017 and 2018, the unsecured bank overdraft and bank borrowings are personally guaranteed by our director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

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

A.	Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal year ending December 31, 2018 are included in Item 18 of this annual report on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to IMTE.

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

On November 23, 2017, our major shareholder, Marvel Finance Limited, informed the Company that it had entered into a conditional share swap agreement with Vantage Ultimate Limited, a wholly owned subsidiary of Sharing Economy International Inc. (Nasdaq: SEII) being 1,348,241 fully paid ordinary shares at a price of US$10.00 per IMTE share (valuing the parcel of shares at US$13,482,410). In consideration for the transfer, Vantage Ultimate Limited shall arrange for SEII to issue and allocate a certain number of its ordinary voting shares, representing 19.5% of the then issued share capital of SEII, and a 5 year interest free promissory note with a principal amount of US$11,482,410 to MFL. The agreement is subject to various conditions, including entry into a definitive agreement satisfactory to the parties and legal and financial due diligence on or before February 28, 2018. On March 1, 2018, MFL has indicated as the timeline has ended on February 2018, the conditional share swap agreement has lapsed pursuant to its terms therein.

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

On March 19, 2018, the Company announced that it had entered into two sale distribution agreements valued at approximately A$14.8 million (RMB76 million) with two independent customers. The agreements relate to sales of autostereoscopic 3D digital video walls and standalone digital signage. During 2018, we sold A$922,753 under these agreements and these agreements have since expired.

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of US$14.45 (or about A$19.456) per share for a total subscription proceeds of A$491,750.

On August 6, 2018, Marvel Digital Limited completed the Share Subscription Agreement (the "Subscription Agreement") entered into with an independent investor (the "Investor"). Pursuant to the Subscription Agreement, MDL received a total of approximately A$2,573,000 (HK$15,000,000) and issued to the Investor 15,790 ordinary shares in MDL (the "New Shares"). The New Shares represents approximately 5% of the then enlarged issued share capital of MDL and upon the issuance of the New Shares in MDL, IMTE's ownership interest in MDL decreased from 100% to 95%.

On August 8, 2018, one of the its subsidiaries of the Group, GOXD Technology Limited ("GOXD"), received approximately A$5,378,000 (US$4,000,000) under an Equity Investment Agreement (the "Equity Agreement") executed with an independent investor (the "Investor"). Pursuant to the Equity Agreement, GOXD agreed to issue to the Investor 20% of the enlarged share capital of GOXD for an aggregate subscription price of approximately A$5,378,000 (US$4,000,000). GOXD is a subsidiary of Marvel Digital Limited ("MDL") which is a subsidiary of IMTE. The proceeds from this issue of shares will be used by GOXD for marketing and promotion, product development, operations, order fulfillment, and working capital. In addition, the Investor has agreed to spend no less than approximately A$1,345,000 (US$1 million) for marketing and customer care, call center and other functions as required under the GOXD brand by the end of 2019 in Japan. Upon the issuance of the shares in GOXD to the Investor, MDL's shareholding in GOXD will be decreased from 100% to 80%.

On 12 December 2018, the shareholders of the Company approved the settlement of A$8,000,000 of debt owed to Marvel Finance Limited, the ultimate holding company of the Company, by the issuance of 708,500 shares in the Company.

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC fil products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, are directors and shareholders of Teko.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Capital Markets

Our ordinary shares have traded on the Nasdaq Capital Markets since August 4, 2017. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the Nasdaq since being listed on the Nasdaq Capital Markets.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended December 31,2017	A$	A$
August 2017	7.20	6.00
September 2017	8.03	7.34
October 2017	7.50	7.12
November 2017	10.00	6.00
December 2017	7.24	5.60

Fiscal Year Ended December 31, 2018:
First Quarter	6.25	3.19
Second Quarter	44.00	1.85
Third Quarter	18.04	8.38
Fourth Quarter	12.99	4.01

Fiscal Year Ended December 31, 2019:
First Quarter	18.00	5.13

Month Ended:
July 2018	18.04	9.74
August 2018	14.00	10.12
September 2018	11.98	8.34
October 2018	13.00	5.50
November 2018	7.83	5.21
December 2018	6.68	4.01
January 2019	9.64	5.31
February 2019	13.89	6.44
March 2019	18.00	7.23

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on February 22, 2013 to our delisting from the ASX on June 15, 2018.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the NASDAQ Capital Market and was traded on the Australian Securities Exchange Ltd., or ASX from February 2013 to June 15, 2018 when it was delisted from the ASX.

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

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of US$14.45 (on about A$ 19.456) per share for a total subscription proceeds of A$491,750 for settlement of consultancy service payment.

On December 12, 2018, the shareholder of the Company approved the conversion of A$8,000,000 of debt owed to Marvel Finance Limited, the ultimate holding company, by the issuance of 708,500 shares in the Company.

As at December 31, 2018, we had 3,377,386 Common Stock issued, outstanding and fully paid.

Common Stock

Each Common Stock entitles the holder thereof to one vote at any meeting of IMTE's shareholders. The holder of Common Shares is entitled to receive if, as and when declared by the Board, dividends in such amount as shall be determined by the Board. The holders of Common Shares have the right to receive the Company's remaining property in the event of a liquidation, dissolution or winding up, whether voluntary or involuntary.

Options

The Company has no share options outstanding at the date of this Annual report.

B.	Memorandum and Articles of Association

Incorporated by reference to our registration statement on Form 20-F filed on July 21, 2017.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by IMTE within two years immediately preceding this Annual report that are still in effect, which may be regarded as material are as follows:

None.

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

Stamp Duty

Any transfer of shares through trading on the NASDAQ, whether by Australian residents or foreign residents, should not be subject to stamp duty.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a "qualified dividend". A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the Nasdaq Capital Market, which should then qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the "Treaty") satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2018 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect that we could be classified as a PFIC for our December 31, 2018 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled "Passive Foreign Investment Company Rules," if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited consolidated financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2018 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will be considered a PFIC for any future taxable year.

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

I.	Subsidiary Information

At the date of this report, we have 13 subsidiaries as follows:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Dragon Creative Ltd	Hong Kong	100% Direct	Sales and distribution of various 3D related products and provision of 3D consulting services
GOXD Technology Limited	Hong Kong	76% Indirect	Development and distribution of 3D digital picture frames
Marvel Digital Ltd	Hong Kong	95% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd	Hong Kong	95% Indirect	Sale of software and provision of consultancy services
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Ltd)	China, PRC	95% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act"), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Executive Chairman and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2018. Based on that evaluation, the Executive Chairman and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2018.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board and that receipts and expenditures of the Company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Framework") Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting is not effective as of December 31, 2018 under the COSO 2013 Framework.

Management's Annual Report on Internal Control over Financial Reporting (Continued)

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2018:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override;

ii.	insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements;

iii.	ineffective controls over period end financial disclosure and reporting processes; and

iv.	personnel turnover in upper management;

Management believes that the material weaknesses set forth in items (1) through (4) above did not have an effect on the Company's financial reporting during the year ended December 31, 2018.

Remediation of Material Weaknesses

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5), or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management believes that the Company’s consolidated financial statements previously filed in the Company’s SEC reports have been properly recorded and disclosed in accordance with IFRS, we have designed and plan to implement, or in some cases have already implemented, the specific remediation initiatives described below:

•	We plan to retain additional accounting personnel and continue to enhance our internal finance and accounting organizational structure.
•	We are in the process of further enhancing the supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions.
•	We are in the process of strengthening our internal policies and enhancing our processes for ensuring consistent treatment and recording of reserve estimates, performing impairment analyses, and that validation of our conclusions regarding significant accounting policies and their application to our business transactions are carried out by personnel with an appropriate level of accounting knowledge, experience and training.

While we now believe that these material weaknesses are currently being addressed, we will continue our remediation efforts during fiscal year 2019.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2018.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On January 15, 2019 the Company appointed Ramirez Jimenez International CPAs ("RJI") as our Principal Independent Registered Public Accountants engaged to audit our financial statements for the year ended December 31, 2018.

In the past years, HKCMCPA Limited was our Principal Independent Registered Public Accountants engaged to audit our financial statements for the fiscal years ended December 31, 2017 and 2016. The following table shows the fees that we paid or accrued for the audit and other services provided by RJI, for the fiscal years ended December 31, 2018 and 2017.

Fee Category	2018		2017
Audit Fees	US$	48,794	US$	36,000*
Audit-Related Fees	US$	--	US$	--
Tax Fees	US$	--	US$	--
All Other Fees	US$	--	US$	--

      * paid to HKCMCPA Limited

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

On January 15, 2019 Ramirez Jimenez International CPAs ("RJI") was appointed as our independent PCAOB audit firm for US reporting purposes. Neither we, nor anyone on our behalf, consulted RJI prior the engagement of RJI regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Integrated Media Technology Limited

Financial Statements - Index to Consolidated Financial Statements

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2018, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018, and the results of its operations, and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of $16,843,223, used cash in operating activities in the amount of $6,858,433, and had accumulated losses of $10,676,713 at December 31, 2018, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ramirez Jimenez International CPAs

Ramirez Jimenez International CPAs

May 14, 2019

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2017, and the related consolidated statements of profit or loss and other comprehensive (loss) / income, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, and the results of their operations, and their cash flows for the years ended December 31, 2017 and 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ HKCMCPA Company Limited

HKCM CPA & Co. (Predecessor firm: HKCMCPA Company Limited) Certified Public Accountants
We have served as the Company’s auditor since 2016.

Hong Kong, China

March 31, 2018

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME / (LOSS)

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2018 A$	2017 A$	2016 A$

Revenue, net	4	1,324,406	5,762,711	13,929,670
Cost of sales		(723,711)	(2,548,064)	(2,027,743)
		600,695	3,214,647	11,901,927

Interest income		21,409	3,092	2,027

Gain on fair value change in derivative financial instruments	25	709,543	-	-
Gain on fair value change in contingent consideration liability	5	-	3,953,537	-
Gain / (loss) on disposal of subsidiaries	27(b)	608,995	-	(872)
Other income	6	469,660	434,296	107,551
		2,410,302	7,605,572	12,010,633

Expenses
Employee benefit expenses	8	(2,253,411)	(1,887,692)	(1,715,687)
Depreciation and amortization expenses	8	(2,029,373)	(2,021,131)	(2,147,231)
Professional and consulting expenses		(1,746,762)	(301,732)	(300,576)
Travel and accommodation expenses		(384,184)	(333,503)	(431,282)
Office expenses and supplies		(659,611)	(447,414)	(693,398)
Rental costs		(674,112)	(407,184)	(370,423)
Other operating expenses		(1,169,784)	(655,669)	(563,413)
Finance costs	7	(1,383,399)	(107,101)	(73,666)
Provision for impairment loss of goodwill		(9,953,311)	-	-
Exchange gain / (loss)		493,365	61,307	(100,950)
Total expenses		(19,760,582)	(6,100,119)	(6,396,626)

(Loss)/Profit before income tax credit / (expense)	8	(17,350,280)	1,505,453	5,614,007
Income tax credit / (expense)	9	507,057	187,213	(2,018,939)

(Loss)/Profit for the year		(16,843,223)	1,692,666	3,595,068

Other comprehensive income / (loss)
Items that may be re-classified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries		1,015,454	(657,314)	(326,098)

Other comprehensive income / (loss) for the year, net of tax		1,015,454	(657,314)	(326,098)

Total comprehensive (loss)/income for the year		(15,827,769)	1,035,352	3,268,970

(Loss)/Profit for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(15,962,278)	1,695,567	3,627,757
Non-controlling interests		(880,945)	(2,901)	(32,689)

		(16,843,223)	1,692,666	3,595,068

Total comprehensive (loss)/income for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(15,119,876)	1,033,582	3,302,453
Non-controlling interests		(707,893)	1,770	(33,483)

		(15,827,769)	1,035,352	3,268,970

(Loss)/Earnings per share		A$	A$	A$
- Basic and Diluted	11	(5.93)	0.64	1.37

The above consolidated statements of profit or loss and comprehensive income / (loss) should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

			December 31,
			2018	2017
	Note		A$	A$
ASSETS
Current Assets
Cash and bank balances			1,514,215	2,860,014
Inventories	12		1,394,065	1,768,232
Trade and other receivables	13		1,183,765	3,379,829
Other assets	14		1,908,269	1,190,295

Total Current Assets			6,000,314	9,198,370

Non-Current Assets
Plant and equipment	15		729,480	581,317
Intangible assets and goodwill	16		16,323,167	22,052,310
Development projects	17		2,980,113	4,027,452

Total Non-Current Assets			20,032,760	26,661,079

TOTAL ASSETS			26,033,074	35,859,449

LIABILITIES
Current Liabilities
Trade and other liabilities	18		636,042	808,963
Provision for employee benefits	19		54,320	49,166
Amounts due to related companies	20		2,130,368	33,353
Amount due to ultimate holding company	21		172,773	157,492
Income tax payable	9		-	1,046,219
Borrowings	22		1,708,875	1,609,392
Obligation under finance lease	23		18,123	15,653

Total Current Liabilities			4,720,501	3,720,238

Non-current Liabilities
Obligation under finance lease	23		39,169	51,819
Deferred tax liabilities	9		1,244,814	1,586,309
Amount due to ultimate holding company	21		-	15,110,749
Convertible bonds	24		3,280,744	-
Derivative financial instruments	25		126,095	-

Total Non-Current Liabilities			4,690,822	16,748,877

TOTAL LIABILITIES			9,411,323	20,469,115

NET CURRENT ASSETS			1,279,813	5,478,132

NET ASSETS			16,621,751	15,390,334

CAPITAL AND RESERVES
Issued capital (no par value, 3,377,386 and 2,643,611 ordinary shares issued and outstanding as of December 31, 2018 and 2017)	28		18,902,029	10,410,279
Foreign currency translation reserve	29	(a)	629,383	(251,659)
Other reserves	29	(b)	4,959,089	-
(Accumulated losses) / retained earnings			(10,676,713)	5,285,565

Total equity attributable to equity shareholders of Integrated Media Technology Limited			13,813,788	15,444,185
Non-controlling interests			2,807,963	(53,851)

TOTAL EQUITY			16,621,751	15,390,334

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance at January 1, 2016	10,410,279	(37,759)	735,630	-	(22,138)	11,086,012
Changes in equity for 2016:
Profit / (loss) for the year	-	3,627,757	-	-	(32,689)	3,585,068
Other comprehensive loss for the year, net of tax	-	-	(325,304)	-	(794)	(326,098)
Total comprehensive income for the year	-	3,627,757	(325,304)	-	(33,483)	3,268,970
Balance at December 31, 2016	10,410,279	3,589,998	410,326	-	(55,621)	14,354,982
	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance at January 1, 2017	10,410,279	3,589,998	410,326	-	(55,621)	14,354,982
Changes in equity for 2017:
Profit / (loss) for the year	-	1,695,567	-	-	(2,901)	1,692,666
Other comprehensive loss for the year, net of tax	-	-	(661,985)	-	4,671	(657,314)
Total comprehensive income for the year	-	1,695,567	(661,985)	-	1,770	1,035,352
Balance at December 31, 2017	10,410,279	5,285,565	(251,659)	-	(53,851)	15,390,334
	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance at January 1, 2018	10,410,279	5,285,565	(251,659)	-	(53,851)	15,390,334
Changes in equity for 2018:
Loss for the year	-	(15,962,278)	-	-	(880,945)	(16,843,223)
Other comprehensive income for the year, net of tax	-	-	842,402	-	173,052	1,015,454
Total comprehensive loss for the year	-	(15,962,278)	842,402	-	(707,893)	(15,827,769)
Disposal of subsidiaries	-	-	38,640	-	41,420	80,060
Issue of convertible bonds	-	-	-	535,948	-	535,948
Capital injection by non-controlling interests	-	-	-	-	3,528,287	3,528,287
Gain on deemed disposal of subsidiaries	-	-	-	4,423,141	-	4,423,141
Issuance of new ordinary shares (Note 28(b))	491,750	-	-	-	-	491,750
Issue of shares for conversion of debt (Note 28(b))	8,000,000	-	-	-	-	8,000,000
Balance at December 31, 2018	18,902,029	(10,676,713)	629,383	4,959,089	2,807,963	16,621,751

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended December 31,
		2018	2017	2016
	Note	A$	A$	A$
Cash flows from operating activities
(Loss) / Profit before income tax		(17,350,280)	1,505,453	5,614,007
Adjustments to reconcile profit before income tax to net cash (used in) / provided by operating activities:
Depreciation and amortization		2,029,373	2,021,131	2,147,231
Write off of plant and equipment		171,371	-	-
Equity settled share based payment transaction		491,750	-	-
Impairment loss of trade receivables		124,528	-	-
Provision for inventories obsolescence		100,000	-	-
Gain on disposal of subsidiaries		(608,995)	-	-
Fair value change in derivative financial instruments		(709,543)	-	-
Fair value change in contingent consideration liability		-	(3,953,537)	-
Finance costs for convertible bonds		930,276	-	-
Interest paid for convertible bonds		(394,060)	-	-
Provision for impairment loss of goodwill		9,953,311	-	-
Net cash inflows / (outflows) from changes in working capital	33	(1,596,164)	5,291,261	(8,970,290)

Net cash (used in) / provided by operating activities		(6,858,433)	4,864,308	(1,209,052)

Cash flows from investing activities
Payments for acquisition of plant and equipment		(838,238)	(47,513)	(427,596)
Payments for intangible assets		(587,864)	(181,287)	(1,089,357)
Payments for development projects		(1,884,172)	(1,961,191)	(2,528,308)
Disposal of subsidiaries, net of cash disposal of		(9,494)	-	-

Net cash used in investing activities		(3,319,768)	(2,189,991)	(4,045,261)

Cash flows from financing activities
Advances from / (repayment) of amounts due to related parties		1,806,044	(2,003,277)	(891,957)
Proceeds from bank borrowings		809,280	1,244,925	447,250
Repayment of bank borrowings		(904,850)	(821,200)	-
Payment to ultimate holding company		(4,782,610)	-	-
Payments for obligation under finance lease		(10,180)	-	-
Proceeds from issuance of convertible bonds by a subsidiary		3,769,470	-	-
Proceeds from issue of shares of subsidiaries		7,951,428	-	-

Net cash provided by / (used in) financing activities	33	8,638,582	(1,579,552)	(444,707)

Net (decrease) / increase in cash and cash equivalents		(1,539,619)	1,094,765	(5,699,020)
Effect of exchange rate changes on cash and cash equivalents		89,252	(61,658)	(147,211)
Cash and cash equivalents at the beginning of financial year		2,070,072	1,036,965	6,883,196

Cash and cash equivalents at the end of financial year		619,705	2,070,072	1,036,965

Analysis of cash and cash equivalents:
Cash and bank balances		1,514,215	2,860,014	1,820,994
Bank overdraft		(894,510)	(789,942)	(784,029)
Cash and cash equivalents		619,705	2,070,072	1,036,965

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMTE”) and its controlled entities for the years ended December 31, 2018, 2017 and 2016 which were authorized for issue by the Board of Directors on May 13, 2019. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Hong Kong and China.

The Company and its subsidiaries are referred to as the “Group”.

On May 2, 2017, the Company effected a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on March 2, 2017 and have been retrospectively restated in these financial statements.

On October 18, 2016, the Company approved to change its name to “Integrated Media Technology Limited”.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of December 31, 2018, the Company had accumulated losses of $10,676,713 and generated a net loss in 2018 of $16,843,223 and used cash in operating activities in the amount of $6,858,433. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. As of December 31, 2018, the Company has continued to raise funds through the sale of its equity securities and issuance of convertible bonds to obtain additional operating capital. The Company is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

Based on the Company’s current rate of cash outflows, cash on hand and proceeds from the recent sale of equity securities and convertible bonds, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next 12 months.

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The consolidated financial statements of the Group are presented in Australian Dollars (“A$”), unless otherwise stated.

NOTE 2. BASIS OF ACCOUNTING

The consolidated financial statements present general purpose financial report that have been prepared in accordance with Australian Accounting Standards (“AASBs”), including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 as appropriate for for-profit entities. The consolidated financial statements also comply with International Financial Reporting Standards (“IFRSs”) as adopted by the International Accounting Standards Board.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

(a)        Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis and are based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(b)       Principles of Consolidation

The consolidated financial statements comprise the financial statements of IMTE and its subsidiaries as at December 31, 2018 (the “Group”). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at December 31, 2018 is disclosed in Note 26 to the consolidated financial statements. Other than Marvel Digital Limited, Visumotion International Limited and GOXD Technology Limited, all other controlled entities have a December, 31 statutory financial year end.

All inter-company balances and transactions between entities within the Group, including any unrealized profits or losses, have been eliminated upon consolidation.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income or loss and consolidated statement of financial position of the Group.

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

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. Subsequent adjustments to consideration are recognized against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognized in the consolidated statement of profit or loss.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)        Current and deferred income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income / loss or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)       Intangible Assets (continued)

(iii)	Research and development costs

Development projects in the consolidated statement of financial position represent the development costs directly attributable to and incurred for internal technology projects of the Group. An intangible asset arising from development expenditure on an internal technology project is recognised and included in development projects only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the profit or loss instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

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

(f)       Inventories

Finished goods are stated at the lower of cost and net realizable value on a “first in first out” basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(g)        Leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are recognised as plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(k). Impairment losses are accounted for in accordance with an accounting policy as set out in note 3(h). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

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

If any such indication exists, the asset's recoverable amount is estimated. In addition for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

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

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate

Leasehold Improvements	lesser of 3-5 years or lease term
Office Furniture and Equipment	3-5 years
Motor Vehicle	5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

For year ended December 31, 2018 and 2017, the comprehensive income was A$629,383 and A$(251,659) respectively which was mainly resulted from the translation of the foreign operations in Hong Kong (HKD) and China (RMB) into Australia dollars. The significant monetary items denominated in currencies other than Australia dollars include intangible assets and goodwill, due to related companies, amount due to ultimate holding company, borrowings, convertible bonds and derivative financial instruments.

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

(p)       Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognized as an offset against the liability balance and amortized on a straight-line basis over the term of the facility.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(r)       Convertible Bonds

Convertible bonds that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bonds are converted or redeemed.

If the bonds are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bonds are redeemed, the capital reserve is released directly to retained profits.

(s)       Derivative Financial Instruments

Derivative financial instruments are recognised at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(t)       Employee Benefits

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

(u)       Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

(v)        Revenue

Revenue is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. The underlying principle is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers. We adopted IFRS 15 Revenue from Contracts with Customers at the beginning of 2018, and implemented new accounting policies and internal controls necessary to support its requirements. The adoption of IFRS 15 did not have any impact on our revenue recognition.

We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. We account for a contract with customer when we have approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We identify separated contractual performance obligations and evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. All of our performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices (SSP). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

Until January 1, 2018, revenues from sales of products and services were recognized upon delivery provided that the collection of the resulting receivable was reasonably assured, there was persuasive evidence of an arrangement, no significant obligations remained and the price was fixed or determinable.

The product warranties, which in the great majority of cases includes component and functional errors, are usually granted for a one year period from legal transfer of the product. For the customers, the specific warranty period and the specific warranty terms are part of the basis of the individual contract.

Warranty provisions include only standard warranty, whereas services purchased in addition to the standard warranty are included in the services contracts.

Interest Income

Revenue is recognized as interest accrues using the effective interest method.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)       Sales Taxes

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”) or valued-added tax (“VAT”), except where the amount of GST or VAT incurred is not recoverable from the Australian Taxation Office or taxation authorities in other jurisdictions. In these circumstances, the GST or VAT is recognized as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of GST or VAT.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(x)        Earnings Per Share

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

(y) Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(z)       Related Parties

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

(aa) Government grants

are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expenses are recognised as income over the periods necessary to match grants to the costs are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the assets on a straight line basis.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab) Fair Value

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

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(ac) New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2018:

·	IFRS 9 Financial Instruments and associated Amending Standards

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

The adoption of these amendments has not had a material impact on the Group.

·	IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, effective as of January 1, 2018, supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. The standard establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Management evaluated the new guidelines introduced by IFRS 15 and applied the five-step model in order to reassess its revenue recognition criteria. Beginning January 1, 2018, management implemented the new guidelines introduced by IFRS 15.

The adoption of these amendments has not had a material impact on the Group.

·	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Foreign Currency Transactions and Advance Consideration addresses how to determine the ‘date of the transaction’ when applying IAS 21. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The adoption of these amendments has not had a material impact on the Group.

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below. The Group does not plan to adopt these standards early.

·	IFRS 16 Leases

IFRS 16 Leases was issued in January 2016 and is effective as of January 1, 2019, replacing IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Management is currently evaluating the new guidelines introduced by IFRS 16 and its impact for the Group.

·	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty Over Income Tax Treatments clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

Management evaluated the new guidelines introduced by IFRIC 23 and did not identify any material impact for the Group.

There are no other standards or interpretations not yet effective that could have a material impact on the Group’s financial statements.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Goodwill and other intangible assets

The goodwill included in the consolidated financial statements was derived from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires as estimation of the value in use of the cash generating unit (“CGU”) to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is A$4,468,293 (2017: A$13,061,371). Details of the recoverable amount calculations are disclosed in Note 16.

(ii)	Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position. Refer to Note 13 for further details.

(iii)	Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Please refer to Note 3(e) and 3(k) for further detail.

(iv)	Income tax

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax and in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, there are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and comprehensive income.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) Critical Accounting Judgments, Estimates and Assumptions (continued)

(v)	Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3(e), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgmental apportionment of costs.

(vi)	Impairment of non-financial assets

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

(vii)	Fair value of convertible bonds

The fair value of convertible bonds are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

(viii)	Fair value of derivative financial instruments

The fair values of derivative financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry such as option pricing models. To the extent practical, the models use observable data. In addition, valuation adjustments may be adopted if factors such as credit risk are not considered in the valuation models. Management judgement and estimates are required for the selection of appropriate valuation parameters, assumptions and modeling techniques.

(viii)	Valuation of contingent consideration

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There is no more contingent liabilities as at December 31, 2017 and 2018, as the Company recognized the actual deferred performance fee to be paid to MFL of A$15,110,749 in 2017.

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,262,066	4,365,364	4,726,500
Sales of software and technology solutions	13,731	1,180,491	9,085,792
Sales and distribution of audio products	48,609	54,251	111,045
Provision of consultancy and other services	-	162,605	6,333

	1,324,406	5,762,711	13,929,670

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has four operating segments for the year ended December 31, 2018 (2017: four and 2016: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) sale and distribution of audio products, (3) provision of consultancy services and (4) corporate.

Segment information for the reporting period is as follows:

For the year ended December 31, 2018	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,275,797	48,609	-	-	1,324,406
Interest income	21,343	1	-	65	21,409
Fair value change in derivative financial instruments	-	-	-	709,543	709,543
Other income	469,660	-	-	-	469,660
Gain / (loss) on disposal of subsidiaries	521,042	(39,399)	-	127,352	608,995
Segment revenue	2,287,842	9,211	-	836,960	3,134,013

Cost of sales	696,787	26,924	-	-	723,711
Employee benefit expenses	2,154,015	-	32,025	67,371	2,253,411
Depreciation and amortization expenses	2,002,195	586	26,592	-	2,029,373
Professional and consulting expenses	1,273,595	-	-	473,167	1,746,762
Travel and accommodation expenses	244,867	481	21,142	117,694	384,184
Other operating expenses	2,175,550	(446,085)	2,530	278,147	2,010,142
Provision for impairment loss of goodwill	-	-	-	9,953,311	9,953,311
Finance costs	986,531	-	-	396,868	1,383,399
Segment expenses	9,533,540	(418,094)	82,289	11,286,558	20,484,293
Segment operating (loss) / profit	(7,245,698)	427,305	(82,289)	(10,449,598)	(17,350,280)

Segment assets 2018	11,774,848	-	35,610	14,322,616	26,033,074
Segment liabilities 2018	2,797,393	-	(688,268)	7,302,198	9,411,323

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2017	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	5,708,460	54,251	-	-	5,762,711
Interest income	3,030	-	-	62	3,092
Fair value change in contingent consideration liability	-	-	-	3,953,537	3,953,537
Other income	434,296	-	-	-	434,296
Segment revenue	6,145,786	54,251	-	3,953,599	10,153,636

Cost of sales	2,506,037	42,027	-	-	2,548,064
Employee benefit expenses	1,681,123	5,831	134,415	66,323	1,887,692
Depreciation and amortization expenses	1,937,133	1,001	79,930	3,067	2,021,131
Professional and consulting expenses	36,482	1,913	11,808	251,529	301,732
Travel and accommodation expenses	285,693	6,376	1,508	39,926	333,503
Other operating expenses	1,184,595	18,626	17,768	227,971	1,448,960
Finance costs	107,101	-	-	-	107,101
Segment expenses	7,738,164	75,774	245,429	588,816	8,648,183
Segment operating (loss) / profit	(1,592,378)	(21,523)	(245,429)	3,364,783	1,505,453

Segment assets 2017	16,868,789	73,130	57,923	18,859,607	35,859,449
Segment liabilities 2017	4,615,366	76,731	(587,484)	16,364,502	20,469,115

For the year ended December 31, 2016	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue, net	13,818,418	111,045	207	-	13,929,670
Interest income	1,856	11	6	154	2,027
Other income	100,374	7,177	-	-	107,551
Segment revenue	13,920,648	118,233	213	154	14,039,248

Cost of sales	1,928,904	97,504	1,335	-	2,027,743
Employee benefit expenses	1,002,040	44,822	611,825	57,000	1,715,687
Depreciation and amortization expenses	2,035,365	14,322	97,544	-	2,147,231
Loss on disposal of a subsidiary	-	-	-	872	872
Professional and consulting expenses	129,636	1,813	56,653	112,474	300,576
Travel and accommodation expenses	352,926	5,924	39,470	32,962	431,282
Other operating expenses	1,414,558	112,449	87,152	114,025	1,728,184
Finance costs	73,666	-	-	-	73,666
Segment expenses	6,937,095	276,834	893,979	317,333	8,425,241
Segment operating profit / (loss)	6,983,553	(158,601)	(893,766)	(317,179)	5,614,007

Segment assets 2016	21,117,152	73,108	297,280	21,993,897	43,481,437
Segment liabilities 2016	6,811,574	17,453	174,182	22,123,246	29,126,455

The geographic information analyses the Group’s revenue and non-current assets by the Company’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Revenue by geographic location

The Group’s operations are located in the PRC and Hong Kong. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Australia	-	-	-
Hong Kong	326,943	3,235,872	5,507,684
China	997,463	2,526,839	8,421,986

	1,324,406	5,762,711	13,929,670

Non-current assets by geographic location

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Australia	4,468,293	13,062,904	14,256,752
Hong Kong	14,534,313	12,384,224	13,026,972
China	1,030,154	1,213,951	1,465,012

	20,032,760	26,661,079	28,748,736

Major customers

For the year ended December 31, 2018, the Group has two individual customers (2017 and 2016: 5 and 5 respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	31 December 2018		31 December 2017		31 December 2016
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$

Customer A	44%	576,590	-	-	-	-
Customer B	28%	346,163	-	-	-	-
Customer C	-	-	20%	-	-	-
Customer D	-	-	14%	521,334	-	-
Customer E	-	-	13%	802,009	-	-
Customer F	-	-	11%	9,029	12%	378,673
Customer G	-	-	10%	50,717	-	-
Customer H	-	-	-	-	15%	-
Customer I	-	-	-	-	12%	1,301,381
Customer J	-	-	-	-	10%	299,046
Customer K					37%	5,309,526

NOTE 5. GAIN ON FAIR VALUE CHANGE IN CONTINGENT CONSIDERATION LIABILITY

As at December 31, 2017 and 2018, the Group did not hold any contingent consideration liability.

The fair value change in contingent consideration liability represented the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited ("MDL") from Marvel Finance Limited ("MFL"). In accordance to the terms of MDL acquisition, the Company was to pay a deferred consideration calculated at 5 times of the 2 year average of the consolidated profits of MDL from the completion date less the initial consideration. As of 30 September 2017, there was a contingent liability of A$15,110,749 which was recognized as the actual deferred performance fee paid to MFL. This resulted in the write back of liabilities and a gain on fair value change in contingent consideration liability of A$3,953,537 and a credit to foreign exchange reserve of A$1,683,749 in 2017.

NOTE 6. OTHER INCOME

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Government grant	436,889	426,281	88,387
Sundry income	32,771	8,015	19,164
	469,660	434,296	107,551

NOTE 7. FINANCE COSTS

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Bank overdraft and borrowing interest	53,262	42,285	1,245
Interest on finance lease liability	2,993	3,750	-
Interest on convertible bonds	930,276	-	-
Interest charged by the ultimate holding company	396,868	61,066	72,421
	1,383,399	107,101	73,666

NOTE 8. (LOSS) / PROFIT BEFORE INCOME TAX

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Employee benefit expenses:
- Wages and salaries	2,752,041	2,479,754	2,505,964
- Defined contribution superannuation plan expenses	150,114	106,414	86,515
- Less: Labor cost allocated to development projects	(716,115)	(764,476)	(925,792)
- Non-executive directors’ remuneration	67,371	66,000	49,000
Total employee benefit expenses	2,253,411	1,887,692	1,715,687

Depreciation and amortization of non-current assets:
- Leasehold improvements	310,370	222,015	360,778
- Office furniture and equipment	115,123	304,262	382,789
- Motor vehicle	9,813	11,087	-
- Intangible assets	1,594,067	1,483,767	1,403,664
Total depreciation and amortization	2,029,373	2,021,131	2,147,231

Other Expenses:
Allowances for doubtful debts	124,528	-	-
Rental expense on operating lease	674,112	407,184	370,423
Provision for inventories obsolescence	100,000	-	-
- Audit and review of financial statements
- statutory auditor of the Group in Australia	62,794	64,000	37,500
- auditors of the subsidiaries in Hong Kong and China	9,175	4,097	1,627
- auditor for other reporting purposes	69,110	123,638	7,105

	141,079	191,735	46,232

NOTE 9. INCOME TAX CREDIT / (EXPENSE)

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Income tax over provision / (income tax expense)	102,853	-	(1,052,266)
Deferred tax credit / (expense)	404,204	187,213	(966,673)
Income tax credit / (expense)	507,057	187,213	(2,018,939)

(a)	The prima-facie tax on (loss) / profit before income tax is reconciled to the income tax credit /(expense) as follows:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Numerical reconciliation of income tax expense to prima facie tax payable
(Loss) /Profit before income tax	(17,350,280)	1,505,453	5,614,007

Income tax credit / (expense) on profit before income tax at 30%	5,205,084	(451,636)	(1,684,202)
Difference in overseas tax rates	(830,805)	27,266	312,313
Add / (less) the tax effect of:
Reversal of over provision	102,853	-	-
Utilisation of tax losses during the year	-	-	(500,971)
Tax losses and temporary differences for the year for which no deferred tax is recognized	(3,970,075)	611,583	(146,079)
Income tax credit / (expense)	507,057	187,213	(2,018,939)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Balance brought forward	(1,586,309)	(1,909,030)
Accelerated depreciation allowances	-	(46,621)
Temporary differences derecognized	404,204	-
Release of disposal of subsidiaries	65,232	-
Future benefit of tax losses	-	233,426
Exchange difference	(127,941)	135,916
Total	(1,244,814)	(1,586,309)

(c)	Income tax payable in the consolidated statement of financial position represents:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Balance brought forward	(1,046,219)	(1,069,364)
Over provision of prior years	102,853	-
Release on disposal of subsidiaries	992,343	-
Exchange difference	(48,977)	23,145
Total	-	(1,046,219)

NOTE 10. DIVIDENDS

No dividends were declared and paid during the financial year for the year ended December 31, 2018 (2017: Nil ).

NOTE 11. (LOSS) / EARNINGS PER SHARE

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
(Loss) / Profit after income tax attributable to shareholders	(15,962,278)	1,695,567	3,627,757
Number of ordinary shares	3,377,386	2,643,611	2,643,611
Weighted average number of ordinary shares on issue	2,692,543	2,643,611	2,643,611
Basic and diluted (loss) / earnings per share	(5.93)	0.64	1.37

The above number of shares and earnings per share in 2016 have been adjusted for the 30-for-1 reverse stock split effective on May 8, 2017.

NOTE 12. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Raw materials	1,216,298	1,019,954
Finished goods – displays and other products	277,767	748,278
Provision for inventories obsolescence	(100,000)	-
Total	1,394,065	1,768,232

NOTE 13. TRADE AND OTHER RECEIVABLES

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Trade receivables	1,086,161	2,489,235
Other receivables	222,132	134,009
Amounts due from related companies	-	756,585
	1,308,293	3,379,829
Less: Allowances for doubtful debts	(124,528)	-
	1,183,765	3,379,829

 (a)       Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Current	-	617,346

Past due
< 31 days	74,762	244,004
31 - 90 days	3,100	95,277
> 91 days	1,008,299	1,532,608
	1,086,161	1,871,889
	1,086,161	2,489,235

(b)        Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balance are debtors with an aggregate carrying amount of A$1,086,161 (2017: A$1,871,889) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of A$124,528.

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 31(e) for further details of credit risk management.

NOTE 14. OTHER ASSETS

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Prepayments	432,387	106,815
Trade deposits	559,683	850,845
Other deposits	874,840	228,753
GST receivable	41,359	3,882
	1,908,269	1,190,295

NOTE 15. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Office Furniture and Equipment A$	Motor Vehicle A$	Total A$
At January 1, 2017
Cost	1,239,520	2,003,660	-	3,243,180
Accumulated depreciation	(778,367)	(1,399,178)	-	(2,177,545)
Net book amount	461,153	604,482	-	1,065,635

Year ended December 31, 2017
Opening net book amount	461,153	604,482	-	1,065,635
Additions	-	32,403	85,129	117,532
Depreciation expense	(222,015)	(304,262	(11,087)	(537,364)
Exchange difference	(33,554)	(28,230	(2,702)	(64,486)
Closing net book amount at December 31, 2017	205,584	304,393	71,340	581,317

At December 31, 2017
Cost	1,143,329	1,905,962	82,315	3,131,606
Accumulated depreciation	(937,745)	(1,601,569)	(10,975)	(2,550,289)
Net book amount at December 31, 2017	205,584	304,393	71,340	581,317

Year ended December 31, 2018
Opening net book amount	205,584	304,393	71,340	581,317
Additions	86,298	751,940	-	838,238
Disposals	-	(190,593)	-	(190,593)
Written off	(104,793)	-	(66,578)	(171,371)
Depreciation expenses	(115,123)	(310,370)	(9,813)	(435,306)
Exchange difference	16,511	25,038	65,646	107,195
Closing net book amount at December 31, 2018	88,477	580,408	60,595	729,480

At December 31, 2018
Cost	731,794	2,290,643	68,170	3,090,607
Accumulated depreciation	(643,317)	(1,710,235)	(7,575)	(2,361,127)
Net book amount at December 31, 2018	88,477	580,408	60,595	729,480

NOTE 16. INTANGIBLE ASSETS AND GOODWILL

	Goodwill A$	Autostereoscopic 3D Display Technologies and Knowhow A$	Patents and Trademark A$	Software and License A$	Total A$
Cost
At January 1, 2017	14,256,751	10,893,981	1,055,174	34,385	26,240,291
Additions	-	-	181,287	-	181,287
Reclassification	-	487,555	-	-	487,555
Exchange difference	(1,195,380)	(928,032)	(19,834)	(1,008)	(2,144,254)
At December 31, 2017	13,061,371	10,453,504	1,216,627	33,377	24,764,879

At January 1, 2018	13,061,371	10,453,504	1,216,627	33,377	24,764,879
Additions	-	-	77,050	510,814	587,864
Reclassification	-	3,032,234	-	-	3,032,234
Exchange difference	1,360,233	1,224,697	(5,531)	(26,026)	2,553,373
At December 31, 2018	14,421,604	14,710,435	1,288,146	518,165	30,938,350

Accumulated Amortization and Impairment Losses
At January 1, 2017	-	(1,382,255)	(33,052)	(21,888)	(1,437,195)
Amortisation	-	(1,341,860)	(131,419)	(10,488)	(1,483,767)
Disposal	-	-	-	-	-
Exchange difference	-	167,679	37,075	3,639	208,393
At December 31, 2017	-	(2,556,436)	(127,396)	(28,737)	(2,712,569)

At January 1, 2018	-	(2,556,436)	(127,396)	(28,737)	(2,712,569)
Amortisation	-	(1,362,101)	(167,342)	(64,624)	(1,594,067)
Provision for impairment	(9,953,311)	-	-	-	(9,953,311)
Disposal	-	-	-	-	-
Exchange difference	-	(330,226)	(47,130)	22,120	(355,236)
At December 31, 2018	(9,953,311)	(4,248,763)	(341,868)	(71,241)	(14,615,183)

Carrying Amount
At December 31, 2017	13,061,371	7,897,068	1,089,231	4,640	22,052,310
At December 31, 2018	4,468,293	10,461,672	946,278	446,924	16,323,617

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on September 30, 2015 and was revalued to fair value at that time by an independent valuer

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years as approved by management and using a discount rate of 20% (2017: 18%). The present value of future cash flows has been calculated using projected cash flows approved by the board covering year 1. The present value of future cash flows for years 2 to 5 have been calculated using average growth rates of approximately 70%. The recoverable amount of the corresponding cash generating unit from our value-in-use calculation is estimated to be approximately A$20,274,000, which was exceeded by the carrying amount of intangible assets and goodwill. Based on the results of impairment review and value-in-use assessment, the management considered that the goodwill and intangible assets have suffered an impairment loss and provision of impairment for goodwill of A$9,953,311 has been made.

Included in the amount of reclassification was A$3,032,234 being transferred from development projects and reclassified as intangible assets. Development projects are reclassified as intangible asset only when the Group can demonstrate the technical feasibility of completing the intangible asset itself or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated.

NOTE 17. DEVELOPMENT PROJECTS

A$
At January 1, 2017
Cost	2,880,005
Accumulated impairment losses	-
Net book amount	2,880,005
A$
Year ended December 31, 2017
Opening net book amount	2,880,005
Additions	1,961,191
Reclassification	(439,069)
Disposal	(68,360)
Exchange difference	(306,315)
Closing net book amount	4,027,452
A$
At January 1, 2018
Cost	4,027,452
Accumulated impairment losses	-
Net book amount	4,027,452
A$
Year ended December 31, 2018
Opening net book amount	4,027,452
Additions	1,884,172
Reclassification	(3,147,419)
Disposal	(120,715)
Exchange difference	336,623
Closing net book amount	2,980,113
A$
At December 31 2018
Cost	2,980,113
Accumulated impairment losses	-
Net book amount	2,980,113

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

Included in the amount of reclassification was A$3,032,234 being transferred and reclassified to intangible assets. These represented the accumulated development costs of projects that were completed during the year.

NOTE 18. TRADE AND OTHER LIABILITIES

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Trade payables	24,275	63,440
Accruals	593,245	334,425
Deferred revenue	-	165,983
Value added tax payables	-	157,489
Trade deposits received	18,522	11,872
Others	-	75,754
	636,042	808,963

NOTE 19. PROVISION FOR EMPLOYEE BENEFITS

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Provision for employee benefits	54,320	49,166

The provision for employee benefits represents the unpaid annual leave provision.

NOTE 20. AMOUNTS DUE TO RELATED COMPANIES

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Current portion	2,130,368	33,353
Non-current portion	-	-
	2,130,368	33,353

The amounts due to related companies include a loan of $1,664,924 (HKD9,200,000) which is non-interest bearing, unsecured and payable on September 30, 2019. All the other amounts of the A$465,444 due to related companies are unsecured, non-interest bearing and repayable on demand.

NOTE 21. AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Current portion	172,773	157,492
Non-current portion	-	15,110,749
	172,773	15,268,241

The amount due to the ultimate holding company, Marvel Finance Limited (“MFL”) was primarily from the acquisition of Marvel Digital Limited (“MDL”) in September 2015. The ultimate holding company agrees to provide financial support to the Group in the early stage for on-going technology development and operation after the acquisition of MDL.

Effective from February 1, 2018, the non-current portion of amount due to MFL is unsecured and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate. The current portion is unsecured, carries interest at an annual interest rate of 2.5% over the one month HIBOR and repayable on demand. On December 12, 2018, A$8,000,000 of the non-current portion were settled by converting the debt to shares in the Company at a members’ meeting approved by the shareholders of the Company. Other significant movements during the year include i) A$3,562,962 of the non-current portion were settled by debt assignment which the deed was signed between MFL and Integrated Media Technology Limited on October 18, 2018; ii) Cash advance of A$3,846,068 was made by MDL to MFL; iii) During the year, the Group entered into a loan agreement with its parent company, Marvel Finance Limited where it lend approximately of A$1,085,820 (HK$6,000,000) to GOXD Technology Limited. The loan bears interest at 10% per annum, unsecured and payable on September 30, 2019. The Company accrued interest income of A$19,933 during the year. As at December 31, 2018, Marvel Finance Limited owed to the Group A$904,850 (HK$ 5,000,000) in respect of the loan.

NOTE 22. BORROWINGS

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Bank overdraft, unsecured	894,510	789,942
Bank borrowings, unsecured	814,365	819,450
	1,708,875	1,609,392

Bank overdraft and borrowings carry interest at an annual interest rate of 3.0 % over the one month HIBOR.

As at December 31, 2018, the Group had total banking facilities of A$1,809,700 (2017: A$1,638,900) of which A$1,708,875 (2017: A$1,609,392) were utilised.

The Company was required to repay interest portion of the bank borrowing on a monthly basis and the two withdrawn principals, A$452,425 and A$361,940 on September 28, 2019 and October 15, 2019 respectively.

The unsecured bank overdraft and bank borrowings are guaranteed by our director, Dr. Herbert Ying Chiu LEE.

The company complied with all bank covenants and related capital requirements during 2018 and 2017.

NOTE 23. OBLIGATION UNDER FINANCE LEASE

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$
Within one year	18,123	15,653
Two to five years	39,169	51,819
	57,292	67,472
Less: Amount due within one year shown under current liabilities	(18,123)	(15,653)
Amount due after one year	39,169	51,819

No later than 1 year	20,453	18,522
Later than 1 year and no later than 5 years	51,131	55,567
	71,584	74,089
Future finance charges on finance leases	(14,292)	(6,617)
Present value of finance lease liability	57,292	67,472

Obligation under finance lease carries an interest rates of 2.5% per annum.

NOTE 24. CONVERTIBLE BONDS

	Group
	2018	2017
	A$	A$
Face value of convertible bonds issued on 3 January 2018	3,769,470	-
Equity component	(535,948)	-
Derivatives embedded in the convertible bonds issued (Note 25)	(772,112)	-
Liability component on initial recognition at January 1, 2018	2,461,410	-
Interest accrued at effective interest rate during the year ended December 31, 2018 (Note 7)	930,276	-
Interest paid during the year ended December 31, 2018	(394,060)	-
Exchange difference	283,118	-
Carrying value as at December 31, 2018	3,280,744	-

On January 3, 2018, the Group entered into the following agreements in connection with the issue of HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds (“Convertible Bonds”): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the “Issuer” or “MDL”) and an independent third party entity (“Bondholder”) for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible in the circumstances set out therein into 75,000 ordinary shares of MDL (“MDL Shares”) at a conversion price of HK$306.67 per share, which is equivalent to 20% of the enlarged issued share capital of MDL as of the date of the above Subscription Agreement. The Bondholder will have the right to convert the whole of their Convertible Bonds into ordinary shares of MDL at any time during the period from January 3, 2018 to January 2, 2020. The period may be extended to a further 12 months subject to the mutual agreement among MDL, the Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the maturity date which is 2 years from the Convertible Bonds issue date.

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined in Note 25, to have IMTE repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

The estimated net proceeds from this bond issue, after deduction of commission and expenses, amount to approximately HK$21.5 million.

NOTE 25. DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	2018	2017
	A$	A$
Derivative financial liabilities
Put option liability embedded in the convertible bonds issued (Note 24)	772,112	-
Fair value change in derivative financial instruments during the year ended December 31, 2018	(709,543)	-
Exchange difference	63,526	-
Carrying value as at December 31, 2018	126,095	-

In connection with the Convertible Bonds as disclosed in Note 24, a Put Option Deed was entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period (means the period of 7 days commencing from the day immediately after the date falling 2 years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing), to have the Company repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

As at 31 December 2018, the fair value of derivatives embedded therein was valued at approximately HK$696,771, equivalent to A$126,095 which was calculated using the Binomial Option Pricing Model.

NOTE 26. CONTROLLED ENTITIES

As at December 31, 2018, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2018	2017
CIMC Marketing Pty. Limited	Australia	Management services and trading	A$1	100%	100%
Dragon Creative Limited	Hong Kong	Sale and distribution of various 3D related products and provision of 3D consulting services	HK$8	100%	100%
GOXD Technology Limited	Hong Kong	Development and distribution of 3D digital picture frames	HK$81,357,800	76% (indirect)	100% (indirect)
Marvel Digital Limited	Hong Kong	Development of 3D autostereoscopic display technology and investment holding	HK$45,002,970	95% (indirect)	100% (indirect)
Visumotion International Limited	Hong Kong	Sales of software and provision of consultancy services	HK$1	95% (indirect)	100% (indirect)
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Limited)	P.R.C.	Manufacturing and distribution of 3D products and provision of 3D consultancy services	RMB4,521,949 (A$931,793)	95% (indirect)	100% (indirect)
Binario Limited	British Virgin Islands	Investment holding	A$1	100%	100%
Digital Media Technology Limited	Malaysia	Dormant	US$100 (A$142)	100% (indirect)	100% (indirect)
Yamaga Limited*	Hong Kong	Provision of advertising and media services	HK$1	0%	100%
Global Vantage Audio Limited*	Hong Kong	Sale and distribution of audio products	HK$1	0%	50% (indirect)
Marvel Digital (Shenzhen) Limited*	P.R.C.	Manufacturing and distribution of 3D products and provision of 3D consultancy services	RMB23,939,197 (A$4,932,911)	0%	100% (indirect)
Yamaga Audio Limited*	United States of America	Investment holding	US$1	0%	100%
Zamora Corporation*	United States of America	Sale and administration office in U.S.A.	US$1	0%	100%

* Disposed during the year.

NOTE 27. BUSINESS COMBINATIONS

(a)	Sale of Conco International Co., Ltd

During the year ended December 31, 2016. The Company disposed of its shareholding in Conco International Co., Ltd. (“CICL”) which was a company principally engaged in the design, sales and distribution of audio products. The consideration received for the disposal of shares was A$54,257. A loss on disposal of A$872 was incurred on the disposal of these shares.

(b)	Disposal of subsidiaries

During the year ended December 31, 2018, the Group sold 5 subsidiaries. The detail of the sale and the resulting net gain on disposal of subsidiaries are set out below:

	2018 A$	2017 A$
Total disposal consideration	206,034	-

Carrying amount of net liabilities sold (note (i) below)	483,021	-
Gain on sale before income tax and reclassification of foreign currency translation reserve	689,055	-

Reclassification of foreign currency translation reserve	(38,640)	-
Non-controlling interest	(41,420)	-
Income tax expense on gain	-	-
Gain on sale after income tax	608,995	-

(i)        Net liabilities sold:

	2018 A$	2017 A$
Plant and equipment	190,593	-
Development projects	120,715	-
Cash and bank balances	215,528	-
Inventories	550,906	-
Trade and others receivable	179,276	-
Trade and other liabilities	(677,397)	-
Amount due to a related company	(5,067)	-
Income tax payable	(992,343)	-
Deferred tax liabilities	(65,232)	-
	(483,021)	-

(ii)        Net cash flows from disposal of subsidiaries

	2018 A$	2017 A$
Consideration received, satisfied in cash	206,034	-
Cash and bank balances disposed of	(215,528)	-
Net cash outflow	(9,494)	-

NOTE 28. ISSUED CAPITAL

(a) Share Capital

	December 31, 2018		December 31, 2017		December 31, 2016
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	3,377,386	18,902,029	2,643,611	10,410,279	2,643,611*	10,410,279

 * The above number of shares in 2016 have been adjusted for the 30-for-1 reverse stock split effective on May 8, 2017.

(b) Movements in ordinary share capital

	Number of Shares	A$

December 31, 2015 and January 1, 2016	79,301,852	10,410,279
Issue of shares during the year	-	-
December 31, 2016 and January 1, 2017	79,301,852	10,410,279
1-for-30 reverse split of our fully paid ordinary shares	(76,658,241)	-
December 31, 2017 and January 1, 2018	2,643,611	10,410,279
Issue of shares during the year	25,275	491,750
Issue of shares for conversion of debt	708,500	8,000,000
December 31, 2018	3,377,386	18,902,029

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On May 2, 2017, the Company effectuated a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on March 2, 2017. The purpose of the reverse stock split was to enable the Company to meet the Nasdaq’s minimum share price requirement. The reverse stock split became effective on May 8, 2017 and every thirty shares of our issued and outstanding ordinary shares was automatically combined into one issued and outstanding ordinary share. This reduced the number of outstanding shares from 79,301,852 shares to 2,643,611 after adjusting for fractional shares.

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of USD14.45 (or about A$19.46) per share for a total subscription amount of A$491,750. These 25,275 ordinary shares were issued for consultancy services payment.

On December 12, 2018, the shareholders of the Company approved the conversion of A$8,000,000 of debt owed to Marvel Finance Limited, the ultimate holding company by the issuance of 708,500 shares in the Company.

(c) Options on issue

There were no share options issued and outstanding during and at the end of the financial year.

NOTE 29. RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.
(b)	Other reserves represent reserve on equity component of convertible bonds of A$535,948 (Note 24) and the capital injection by non-controlling interest of A$3,528,287.
(i)	On August 6, 2018, Marvel Digital Limited (“MDL”), a subsidiary company of the Group issued 15,790 ordinary shares (“New Shares”) in MDL for A$2,573,000 (HKD15,000,000). The issue of New Shares represents 5% of the enlarged issued share capital of MDL. Upon the issuance of the New Shares in MDL to the investor, IMTE’s ownership interest was decreased for 100% to 95%, and the corresponding reserve is A$1,718,689.
(ii)	On August 8, 2018, GOXD Technology Limited (“GOXD”), a subsidiary company of the Company issued to investor 20% of the enlarged issued share capital of GOXD for approximately A$5,378,000 (US$4 million). GOXD is a subsidiary of MDL. Upon the issuance of the share in GOXD to the investor, MDL’s shareholding in GOXD was decreased for 100% to 80%, and the reserve is A$2,704,452.

NOTE 30. COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment. The lease terms ranged from one year to three years.

	Consolidated
	December 31, 2018	December 31, 2017
	A$	A$
Committed at the reporting date but not recognized as liabilities, which are payable:
-Within one year	585,988	273,784
-Two to five years	747,272	285,769
	1,333,260	559,553
(b)	License Agreement with Versitech Limited

In September 2015, Versitech Limited (“Versitech”) and Marvel Digital Limited (“MDL”) entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech to develop  , make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalty of 3% of net sales (“3% Royalty”) on licensed product and licensed process by MDL and its affiliates and sublicensee. Beginning in 2019, the royalty will be the greater of 3% Royalty and HK$200,000 each year. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong (“HKU”) under the Innovation and Technology Fund University-Industry Collaboration Programme entitled “Content Generation and Processing Technologies for 3D/Multiview Images and Videos”. Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

As at December 31, 2018 the development of the application of the video encoding and transmission is still under development. Therefore, there has been no fees paid to Veritech for royalty and sublicense fee.

(c)	Capital commitments

As of December 31, 2018, the Group had internal capital commitments for the investments in one P.R.C. subsidiary of RMB5,478,051 (approximately A$1,129,000) (2017: A$5,045,000). On January 8, 2019, the Group has determined to make additional internal capital commitments for the same subsidiary of RMB10 million (approximately A$2,060,307).

NOTE 31. FINANCIAL RISK MANAGEMENT

(a)        Financial risk management objectives

The Group is exposed to financial risk through the normal course of their business operations. The key risks impacting the Group’s financial instruments are considered to be interest rate risk, foreign currency risk, liquidity risk, credit risk and capital risk. The Group’s financial instruments exposed to these risks are cash and short term deposits, receivables, trade payables and borrowings.

The Group’s chief executive officer is Dr. Herbert Ying Chiu LEE, who monitors the Group’s risks on an ongoing basis and report to the Board.

(b)        Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to ultimate holding company, borrowings and obligation under finance lease), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

The Group has adopted a policy of ensuring it maintains adequate cash and cash equivalents balances available at call. These accounts currently earn low interests.

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(b)        Interest rate risk management (Continued)

The sensitivity analyses below have been determined based on the exposure to interest rates at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 50 basis point increase or decrease represents management’s assessment of the possible change in interest rates.

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$6,724 lower (2017: A$898 lower) / A$6,724 higher (2017: A$898 higher).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2018
Financial Assets
Cash and bank balances	0.3%	594,116	920,099	1,514,215
Trade and other receivables		-	1,183,765	1,183,765
Other assets		-	1,908,269	1,908,269
Total Financial Assets		594,116	4,012,133	4,606,249

Financial Liabilities
Trade and other payables		-	617,520	617,520
Trade deposits received		-	18,522	18,522
Amounts due to related companies		-	2,130,368	2,130,368
Amount due to ultimate holding company	3.83%	172,773	-	172,773
Bank overdraft	4.33%	894,510	-	894,510
Bank borrowings	4.33%	814,365	-	814,365
Obligation under finance lease	2.5%	57,292	-	57,292
Convertible bonds	32.15%	3,280,744	-	3,280,744
Provisions		-	54,320	54,320
Total Financial Liabilities		5,219,684	2,820,730	8,040,414

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2017
Financial Assets
Cash and bank balances	0.23%	1,654,659	1,205,355	2,860,014
Trade and other receivables		-	3,379,829	3,379,829
Other assets		-	199,391	199,391
Total Financial Assets		1,654,659	4,784,576	6,439,235

Financial Liabilities
Trade and other payables		-	664,461	664,461
Trade deposits received		-	7,939	7,939
Amount due to ultimate holding company	3.07%	15,268,241	-	15,268 ,241
Bank overdraft	3.07%	784,942	-	789,942
Bank borrowings	3.07%	819,450	-	819,450
Obligation under finance lease	4.87%	67,472	-	67,472
Provisions		-	49,166	49,166
Total Financial Liabilities		16,940,105	721,566	17,666,671

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(c)        Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at December 31, 2018. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the following closing rates, HKD 0.18097, USD 1.41739 and RMB 0.20606:

	Short term exposure			Long term exposure
	HKD	USD	RMB	HKD	USD	RMB

December 31, 2018
Financial assets
- Cash and bank balances	1,420,409	41,600	7,429	-	-	-
- Trade and other receivables	245,213	-	938,552	-	-	-
- Other assets	662,229	702	89,370	-	-	-
Financial liabilities
- Trade and other liabilities	(321,097)	(16,628)	(87,973)	-	-	-
- Provisions	(54,320)	-	-	-	-	-
- Amounts due to related companies	(2,130,368)	-	-	-	-	-
- Amount due to ultimate holding company	-	-	-	-	-	-
- Bank overdraft	(894,510)	-	-	-	-	-
- Borrowings	(814,365)	-	-	-	-	-
- Convertible bonds	-	-	-	(3,280,744)	-	-
- Derivative financial instruments	-	-	-	(126,095)	-	-
- Obligation under finance lease	(18,123)	-	-	(39,169)	-	-
Total exposure	(1,904,932)	25,674	947,378	(3,446,008)	-	-

Cash and cash equivalents are exposed to foreign currency risk in a higher extent.

	Short term exposure			Long term exposure
	HKD	USD	RMB	HKD	USD	RMB

December 31, 2017
Financial assets
- Cash and bank balances	1,219,072	41,218	1,590,859	-	-	-
- Trade and other receivables	965,855	3	2,413,971	-	-	-
- Other assets	86,750	-	108,760	-	-	-
Financial liabilities
- Trade and other liabilities	(281,281)	(53,495)	(254,860)	-	-	-
- Trade deposit received	(7,939)	-	-	-	-	-
- Amount due to ultimate holding company	(147,140)	-	(9,839)	(15,110,749)	-	-
- Provisions	(49,166)	-	-	-	-	-
- Bank overdraft	(789,942)	-	-	-	-	-
- Borrowings	(819,450)	-	-	-	-	-
- Obligation under finance lease	(67,472)	-	-	-	-	-
Total exposure	109,287	(12,274)	3,848,891	(15,110,749)	-	-

The following table illustrates the sensitivity of profit / (loss) and equity in regards to the Group’s financial assets and financial liabilities and the HKD/AUD exchange rate, USD/AUD exchange rate and RMB/AUD exchange rate and assure‘all other things being equal’. It assumes a +/- 5% change of the AUD/HKD exchange rate for the year ended at December 31, 2018 (2017: 5%). A +/- 5% change is considered for the AUD/USD exchange rate (2017: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2017: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HKD by 5% (2017: 5%), the USD by 5% (2017: 5%) and the RMB by 10% (2017: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
December 31, 2018	267,547	(1,284)	(96,738)	171,525	267,547	(1,284)	(96,738)	171,525
December 31, 2017	750,073	614	(384,889)	365,798	750,073	614	(384,889)	365,798

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(c)        Foreign currency risk (Continued)

If the AUD had weakened against the HKD by 5% (2017: 5%), the USD by 5% (2017: 5%) and the RMB by 10% (2017: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
December 31, 2018	(267,547)	1,284	94,738	(171,525)	(267,547)	1,284	94,738	(171,525)
December 31, 2017	(750,073)	(614)	384,889	(365,798)	(750,073)	(614)	384,889	(365,798)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to currency risk.

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

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2018		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	636,042	636,042	636,042	-	-	-
Provision for employee benefits	54,320	54,320	54,320	-	-	-
Amounts due to related companies	2,130,368	2,130,368	465,444	-	1,664,924	-
Amount due to ultimate holding company	172,773	172,773	172,773	-	-	-
Bank overdraft	894,510	894,510	894,510	-	-	-
Bank borrowings	814,365	814,365	-	-	814,365	-
Obligation under finance lease	57,292	63,098	1,579	3,520	15,837	42,162
Convertible bonds	3,280,744	3,280,744	-	-	-	3,280,744
	8,040,414	8,046,220	2,224,668	3,520	2,495,126	3,322,906

2017		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	664,461	664,461	664,461	-	-	-
Trade deposits received	7,939	7,939	7,939	-	-	-
Amount due to ultimate holding company	15,268,241	15,779,510	157,492	-	-	15,622,018
Bank overdraft	789,942	789,942	789,942	-	-	-
Bank borrowings	819,450	833,554	-	-	833,554	-
Obligation under finance lease	67,472	74,089	1,543	3,087	13,892	55,567
Provisions	49,166	49,166	49,166	-	-	-
	17,666,671	18,198,661	1,670,543	3,087	847,446	15,677,585

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(e)        Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Group. Considering the nature of the business at current, the Group believes that the credit risk is not material to the Group’s operations.

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

- Derivative financial instruments

Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed are categorized according to the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Recognized fair value measurements

The following table sets out the Group’s assets and liabilities that are measured at fair value in the consolidated financial statements.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial instruments
December 31, 2018	-	-	126,095	126,095
December 31, 2017	-	-	-	-

There were no transfers during the year between level 1 and level 2 recurring fair value measurements.

The Group’s policy is to recognize transfers into and out of the different fair value hierarchy levels at the date the event or change in circumstances that caused the transfer occurred.

The valuation techniques used in determining the fair value measurement of level 3 derivative are based on the Market Approach, for the fair value of the underlying securities, and the Binomial Tree Pricing Method, an income approach, for the fair value of the put option. Unobservable inputs into the Market Approach include a lack of marketability discount of 25% while the Binomial Tree Pricing Method applies a probability rate against multiple scenarios in determining the maturity of the put option. The lack of marketability discount directly reduces the fair value of the underlying asset by 25% and the probability rates weigh the estimated fair value calculated for each scenario in determining the ending fair value.

The reconciliation of the opening and closing fair value balance of level 3 financial instruments is provided below:

Put Option A$
At January 1, 2018	-
Issuance of put option at fair value	772,112
Gains included in profit or loss	(709,543)
Foreign currency translation	63,526
At December 31, 2018	126,095

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

(g)        Capital management risk

The Group’s objective when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain a strong capital base sufficient to maintain future development of its business. In order to maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debts. The Group’s focus has been to raise sufficient funds through equity to fund its business activities.

There were no changes to the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, reserves and accumulated loss or retained earnings as disclosed in Notes 28 and 29 respectively.

NOTE 32. RELATED PARTIES

(a)	Parent and ultimate controlling party

On September 30, 2015, the Company issued 869,369 ordinary shares on a post-reverse split basis to acquire 100% equity interests in Marvel Digital Limited from Marvel Finance Limited, which is a company controlled and wholly owned by Dr. Herbert Ying Chiu LEE. During the year, on December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to MFL by the issuance of 708,500 shares in the Company. As at December 31, 2018 and 2017, MFL owns 2,201,412 and 1,492,912 shares respectively, representing approximately 65.18% and 56.74% respectively, in the Company and is the ultimate controlling party of the Group.

(b)	(b) Transactions with directors

During the years ended December 31, 2018, 2017 and 2016, the remuneration of Directors of the Company is as follows:

	Company
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Short term benefits	67,371	66,000	49,000
Post-employment benefits	-	-	-
Total	67,371	66,000	49,000

(c)	Other related party transactions

During the years ended December 31, 2018, 2017 and 2016, the Group has following material transactions with its related parties:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Revenue received from related parties (1)	41,291	2,070,866	1,297,556
Service fees paid to a related party (1)	595,645	16,895	12,919
Purchase of products from related parties (1)	-	85,242	57,759
Interest charged by the ultimate holding company (1)	396,868	61,066	72,421
Company Secretarial and service fees paid to related parties (2)	-	5,250	27,500
Company Secretarial, taxation service and interim CFO fee paid to a related company (3)	117,663	31,538	-
Purchase of plant and equipment from related parties (1)	512,561	-	-

(1) Dr. Herbert Ying Chiu LEE, has control over the above related parties. The transactions are carried at the current market value in the ordinary course of business.

(2) Mr Con UNERKOV, our CEO, is a director of the company.

(3) Mr. George Yatzis, Company Secretary, is a partner of the company.

During the year, a Group company GOXD Technology Limited entered into a loan agreement to lend A$1,085,820 (HK$6,000,000) to Marvel Finance Limited, its parent company. The loan bears interest at 10% per annum, unsecured and payable on 30 September 2019. The Company accrued interest income of A$19,933 during the year. As at December 31 2018, Marvel Finance Limited owed to the Group A$904,850 (HK$ 5,000,000) in respect of the loan.

During the year, on 1 December 2018, a Group company entered into a loan agreement with Oakridge (Hong Kong) Corporation Limited, a company owned and controlled by Dr. Herbert Ying Chiu LEE, where the Group borrowed of A$1,664,924 (HK$9,200,000) from Oakridge (Hong Kong) Corporation Limited. Pursuant to the loan agreement, the loan is non-interest bearing, unsecured and repayable on September 30, 2019.

During the year the Company used a 3,000 sq feet administrative and accounting office in Hong Kong rent free. This office belongs to the family of Dr. Herbert Ying Chiu Lee. There is no written lease agreement, but a general understanding that there will be a 3 months notice period to vacate this office. The Company’s responsibility is to pay for the utilities.

(d)	Amounts due from / to related companies

Other than the related party balances disclosed in Note 20 and 21, the other related party balances as of December 31, 2018 and 2017 are disclosed:

(i)	trade and other receivables in Note 13, there were amounts of A$15,407 and A$ Nil (2017: A$1,002,058 and A$756,585) which are trade and non-trade in nature respectively and were due from certain related companies in which Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non- interest bearing and repayable on demand;
(ii)	included in trade and other liabilities in Note 18, there were amounts of A$ nil and A$ nil (2017: A$8,186 and A$ nil) which are trade and non-trade in nature respectively and were due to certain related companies in which Dr. Herbert Ying Chiu LEE has control. The amounts due to the related companies are unsecured, non-interest bearing and repayable on demand; and
(iii)	the Group had outstanding invoices owing to BDO Administration (SA) Pty Ltd totaling A$20,000 (2017: A$2,500). George Yatzis, Company Secretary of IMTE is a director of BDO Administration (SA) Pty Ltd.

NOTE 33. CASH FLOW INFORMATION

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Trade and other receivables	(1,526,651)	5,132,064	(7,590,963)
Inventories	(151,883)	37,360	(1,209,655)
Other assets	(400,034)	885,469	(1,420,951)
Disposal of intangible assets	-	-	265,095
Development projects	-	68,360	-
Increase / (Decrease) in liabilities:
Trade and other liabilities	488,490	(770,205)	1,205,218
Trade deposits received	-	(82,390)	(221,191)
Provisions	29	20,603	2,157
Obligations under finance lease	(6,115)	-	-
NET CASH INFLOWS / (OUTFLOWS) FROM CHANGES IN WORKING CAPITAL	(1,596,164)	5,291,261	(8,970,290)

Reconciliation of liabilities arising from financing activities

	Amounts due to related companies	Bank borrowings, net	Amount due to ultimate holding company	Obligation under finance lease	Convertible bonds by a subsidiary	Derivative embedded in the convertible bonds issued	Issue of shares of subsidiaries	Total
	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as at 1 January 2018	33,353	819,450	15,268,241	67,472	-	-	-	16,188,516

Cash flows from financing activities	1,806,044	(95,570)	(4,782,610)	(10,180)	3,769,470	-	7,951,428	8,638,582
Non-cash movement
Issue share for debt	-	-	(8,000,000)	-	-	-	-	(8,000,000)
Debt assignment	-	-	(3,562,962)	-	-	-	-	(3,562,962)
Other reserves	-	-	-	-	(535,948)	-	(3,915,161)	(4,451,109)
Non-controlling interest	-	-	-	-	-	-	(4,036,267)	(4,036,267)
Unpaid interest	-	-	-	-	536,216	-	-	536,216
Put option liabilities in the convertible bonds issued	-	-	-	-	(772,112)	772,112	-	-
Fair value change	-	-	-	-	-	(709,543)	-	(709,543)
Other changes	175,975	-	-	-	-		-	175,975
Foreign exchange movement	114,996	90,485	1,250,104	-	283,118	63,526	-	1,802,229

Ending balance as at 31 December 2018	2,130,368	814,365	172,773	57,292	3,280,744	126,095	-	6,581,637

	Amount due to ultimate holding company	Bank borrowings, net	Total
	A$	A$	A$

Beginning balance as at 1 January 2017	2,382,707	447,250	2,829,957

Cash flows from financing activities	(2,003,277)	423,725	(1,579,552)

Non-cash movement
Deferred performance fee recognition	15,110,749	-	15,110,749
Foreign exchange movement	(221,938)	(51,525)	(273,463)

Ending balance as at 31 December 2017	15,268,241	819,450	16,087,691

	Amount due to ultimate holding company	Bank borrowings, net	Total
	A$	A$	A$

Beginning balance as at 1 January 2016	3,570,839	-	3,570,839

Cash flows from financing activities	(891,957)	447,250	(444,707)

Non-cash movement
Other changes	(245,417)	-	(245,417)
Foreign exchange movement	(50,758)	-	(50,758)

Ending balance as at 31 December 2016	2,382,707	447,250	2,829,957

NOTE 34. KEY MANAGEMENT PERSONNEL DISCLOSURES (UNAUDITED)

(a)        Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Short-term employee benefits	673,284	464,339	573,477
Post-employment benefits	10,794	9,265	10,569
Total	684,078	473,604	584,046

(b)        Loans to Key Management Personnel and their related parties

Save as disclosed in Note 32(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 13, 20, 21 and 32.

(c)        Share Options – number of share options held by management

There were no share options held outstanding held by the management.

NOTE 35. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income
	Company
	December 31, 2018 A$	December 31, 2017 A$	December 31, 2016 A$
Loss after income tax	3,926,487	486,715	303,505
Other comprehensive income	-	-	-
Total comprehensive loss	3,926,487	486,715	303,505

Statement of Financial Position

	Company
	December 31, 2018	December 31, 2017
	A$	A$
Total non-current assets	20,327,732	5,217,752
Total current assets	57,810	3,319,257
Total assets	20,385,542	8,537,009
Total current liabilities	7,313,720	30,450
Total liabilities	7,313,720	30,450
Total assets less liabilities	13,071,822	8,506,559

Equity
Issued capital	18,902,029	10,410,279
Accumulated losses	(5,830,207)	(1,903,720)
Total equity	13,071,822	8,506,559

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

The parent entity is not party to a deed of cross guarantee with any of its subsidiaries.

Contingent liabilities

The parent entity had no contingent liabilities as at December 31, 2018 and December 31, 2017.

Capital commitments – property, plant and equipment

The parent entity has no capital commitments for property, plant and equipment as at December 31, 2018 and December 31, 2017.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity
-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

Note 36. PRIOR YEAR ADJUSTMENTS

Certain comparative figures have been reclassified to conform with the current year’s presentation of the financial statements.

NOTE 37. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since December 31, 2018, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

(i)	On April 29, 2019, the Company and Teko International Limited (“Teko”) entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China (“Territories”) for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal (“PDLC”) film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, are directors and shareholders of Teko.

NOTE 38. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
1.1(1)	Constitution of Registrant
4.1(1)	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015
4.2(1)	Share Sale and Purchase Agreement for the purchase of 100% in Conco International Co. Limited between Jeffrey Chang Ming-Yih and IMT dated December 22, 2014
4.3(1)	Shareholder Agreement between Conco International Co., Limited and Kaijuyuan Technology Co., Limited to establish a joint venture company (now known as Global Vantage Audio Limited) dated May 8, 2015
4.4(1)	Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.5(2)	Subscription agreement between Marvel Digital Limited and E-Tech Electronics Limited, Deed of Guarantee between IMTE and E-Tech Electronics Limited, and Put option between IMTE and E-Tech Electronics Limited. All 3 agreements are dated January 3, 2018
4.6(3)	Form F3 Registration Statement filed on October 9, 2018. The F3 became effective on October 19, 2018
4.7*	Subscription agreement between IMTE and Marvel Finance Limited dated October 13, 2018
4.8*	Distribution agreement between IMTE and Teko International Limited dated April 29, 2019
4.9*	Directors agreement between IMTE and Wuhua Zhang dated August 10, 2018
4.10*	Directors agreement between IMTE and Lawrence Chen dated November 29, 2018
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Public Accounting Firm for the 2018 Financial Statements
15.2*	Consent of Independent Registered Public Accounting Firm for the 2017 Financial Statements

(1)	Incorporated by reference on Form 20-F A/3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6K filed on January 3, 2018.
(3)	Incorporated by reference on Form 6K filed on October 9, 2018.
*	Incorporated herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Dr. Herbert Ying Chiu Lee
By: Dr. Herbert Ying Chiu Lee Title: Executive Chairman and Chief Executive Officer

Date: May 14, 2019