Form 20-F
period 2019-12-31
Integrated Media Technology Ltd
filed 2020-06-16
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38018

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

The number of ordinary shares, as of June 1, 2020 is 3,663,100

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
☐  Yes     ☒  No

i

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. As used in this annual report, the terms "we," "us," "our", "IMTE", and the "Company" mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated.

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

The following selected consolidated financial data as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report on Form 20-F, on a post-reverse split basis. This data should be read together with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and notes thereto appearing in "Item 18. Financial Statements" of this annual report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(expressed in A$)
Total revenue	2,411,213	1,815,475	10,153,636	14,039,248	7,306,699
Cost of sales	(1,008,821)	(723,711)	(2,548,064)	(2,027,743)	(2,984,291)
Depreciation and amortization expenses	(3,174,784)	(2,029,373)	(2,021,131)	(2,147,231)	(383,635)
Corporate administrative expenses	(6,336,243)	(4,384,357)	(2,522,927)	(2,447,545)	(1,432,564)
Gain / (loss) on disposal of a subsidiary	-	608,995	-	(872)	-
Other operating expenses	(2,543,571)	(2,503,507)	(1,510,267)	(1,627,234)	(506,245)
Gain on fair value change in derivative financial instruments	127,551	709,543	-	-	-
Provision for impairment loss of goodwill	(4,486,301)	(9,953,311)	-	-	-
Exchange (loss) / gain	(10,296)	493,365	61,307	(100,950)	-
Finance costs	(1,561,625)	(1,383,399)	(107,101)	(73,666)	-
Income tax credit / (expense)	(117,322)	507,057	187,213	(2,018,939)	356,158
Net / (loss) profit	(16,700,199)	(16,843,223)	1,692,666	3,595,068	2,356,122
Loss / (profit) per share - basic and diluted (post-reverse split)	(4.63)	(5.93)	0.64	1.37	1.22
Weighted average number of ordinary shares outstanding (post-reverse split) - basic and diluted	3,377,386	2,692,543	2,643,611	2,643,611	1,922,143

Consolidated Statement of Financial Position Data:

		As of December 31
	2019	2018	2017	2016	2015
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(expressed in A$)

Cash and cash equivalents	(166,758)	1,514,215	2,860,014	1,820,994	6,883,196
Working capital	(12,798,159)	1,279,813	5,478,132	8,263,311	7,642,256
Total assets	19,946,276	26,033,074	35,859,449	43,481,437	37,271,467
Long-term debt	1,874,392	4,690,822	16,748,877	22,657,065	24,464,929
Total shareholders' equity	79,023	16,621,751	15,390,334	14,354,982	11,086,012

(1)	All previously reported share and per share amounts have been restated to reflect the reverse stock split of thirty-to-one effective on May 8, 2017.

Exchange Rate Information:

The Company publishes its consolidated financial statements in Australian dollars. In this annual report and the annual report, references to dollars, "$" or "A$" are to Australian dollars currency and references to "U.S. dollars" or "US$" are to U.S. currency. Solely for informational purposes, this annual report and the annual report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.7030, the buying rate on December 31, 2019.

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

Exchange rate as of the latest practicable date, May 29, 2020: A$1.00 is US$0.6642

Year Ended December 31,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2014	0.8173	0.9034	0.9488	0.8097
2015	0.7286	0.7522	0.8212	0.6917
2016	0.7230	0.7445	0.7817	0.6855
2017	0.7815	0.7671	0.8071	0.7230
2018	0.7040	0.7480	0.8100	0.7020
2019	0.7030	0.6954	0.7282	0.6698

Month	High	Low
	US$	US$
July 2019	0.7043	0.6872
August 2019	0.6858	0.6730
September 2019	0.6886	0.6746
October 2019	0.6888	0.6698
November 2019	0.6914	0.6762
December 2019	0.7030	0.6814
January 2020	0.6982	0.6699
February 2020	0.6748	0.6495
March 2020	0.6654	0.5755
April 2020	0.6536	0.6001
May 2020	0.6664	0.6410

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

General Risks

The COVID-19 is currently impacting countries, communities, supply chains and markets globally. The outbreak of COVID-19 in China and Hong Kong results in increased travel restrictions, border control, and shutdown of businesses, which may cause slower recovery of the China and Hong Kong economies. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 affects our workforce and supplier's workforce, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient. In most respects it is too early in the pandemic to be able to quantify all the ramifications.

Risks Related to Our Business

We have a history of operating losses and may not achieve profitability in the future

Our Company has been an early mover in the development of 3D technologies and products for a number of years with limited success. Unless we are able to generate sufficient and consistent product revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2019, we had an accumulated deficit of A$25,786,912. For the year ended December 31, 2019 we recorded loss of A$16,700,199. The loss was the result of the decline of sales of our ASD products and software, technology solutions and 2D to 3D auto conversion workstations, and the write-down of goodwill in the amount of A$4,486,301. The Group's business declined as compared to the prior year due to the problems in the manufacturing process which is still being worked on. The Company needs to sell its 3D products and services on a consistent basis through distribution channels for commercial and consumer sectors to increase revenue. In addition, the Company also needs to reduce its operating overhead to return to profitability. There is no certainty that the Company can solve the manufacturing process problems.

In the past, the Company pursued the strategy to undertake to innovate the technologies and products in house, the costs of which was substantial. Because of the numerous risks and uncertainties associated with the research and development of 3D technologies and products, we may experience lesser profits or even incur losses, and may never become profitable. In May 2020, the Company divested from research and development in the core 3D technologies so that it could reduce costs and focus exclusively on marketing and sales of 3D products. We are then dependent on outside developers to develop our future products which may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to recover such development costs and to generate sales to achieve profitability in the future.

If we fail to achieve profitability, or if we are unable to fund our continuing operations, our business will be harmed and the holders of our ordinary shares could lose all or part of their investment. There is a substantial risk that we may not be able to fund the completion of the development of our current planned 3D products or other 3D products. We will rely on 2D to 3D auto conversion workstation and our other 3D products to generate revenues in the future. It is possible that none of them will be successfully commercialized or any new 3D products will be developed, which would prevent us from achieving and maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business

The 3D display operation commenced in 2013 with relatively short history. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a relatively new business. Our display business faced delays in sales and financing from suppliers due to our new entry into the market. Our products are new in the market and face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover as a new entrant in the competitive electronics market, we face many questions on our Company, organization, finances and product information before electronic distributors are willing to carry our products into their network. Thus it takes additional time to establish distributor network for our products and also for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us in light of the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability to access continuous innovation in 3D products. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and Hong Kong

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This has prompted government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Shenzhen and Guangzhou, Guangdong Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continue to conduct some of our development activities. In Hong Kong, for the months of February and March, our offices has generally been open but some of our staff have been working remotely from home. This has delayed some of our work in research and development activities. Our sales activities has been severely affected by the pandemic and the effect of social distancing to advertising industry. As many people choose to stay at home, advertisers will be cautious in committing capital expenditures for advertising i.e. 3D displays. Our customers are reviewing their purchase commitments with us for the rest of 2020 and 2021. It is presently unknown whether and to what extent the Company’s sales pipeline may be affected if the pandemic persists for an extended time. The Company will likely incur significant losses as most of our sales is derived from selling our 3D displays to advertisers. This could have a material adverse impact on our business, operating results and financial condition.

We will require additional financing in the future to sufficiently fund our operations, certain research and development activities

We have had intermediate success recently. However we had a significant loss in 2019, and we may incur losses in the future as we continue our 3D development. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of product development; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

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

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have incurred a substantial loss in 2018 and 2019 which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

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

We have incurred losses in 2019 and 2018, but profits in 2017 and 2016 from our ASD products and software, 2D to 3D auto conversion workstations and the audio products. However, our future prospects are uncertain in light of the risks and uncertainties experienced by early stage companies in evolving electronic technology industries. Due to our short history, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from anticipated transactions. If our 3D business develop slower than we expect, we may continue to incur losses and we may then have to curtail part of our business plan and the market price of our stock may decline.

Some of the other risks and uncertainties of our business relate to our ability to:

-  offer new and innovative 3D products and services to attract and retain customer base;

-  attract customers;

-  increase awareness of our brand and continue to develop consumer and customer loyalty;

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

We face significant competition and may suffer from a loss of customers as a result

We expect to face significant competition in our 3D display businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we have. They may also have longer operating histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a Company with 53 employees as of December 31, 2019. Our success is highly dependent on the continued contributions of our principal management and technology personnel and on our ability to develop and maintain important relationships with leading academic institutions. Competition among technology companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and technology collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and technology collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

We may need to rely on the marketing and distribution capabilities of third parties for our picture frame business

We currently have limited experience in marketing, sales or distribution of consumer electronics products such as our picture frame business. If our picture frame enters into the consumer electronics category, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our potential revenues and results of operations. Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

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

We have limited manufacturing experience with our production candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations

We have limited manufacturing experience. Our main focus is on pre-mass production manufacturing whilst we subcontract the mass production manufacturing to qualified manufacturers. If we receive test orders, we may not be able to manufacture sufficient quantities in a cost-effective or timely manner which would hinder the commercialization of the product, and reduce potential revenues. We may manufacture ourselves, but we may not have the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors

We are a small company, with few manufacturing staff and small test assembly facilities. We rely on a variety of contractors to manufacture our products. Adverse events that affect one or more of our contractors could adversely affect us, such as:

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

The recent global economic and financial market crisis due to Covid 19 has had and may continue to have a negative effect on our business and results of operations

Global economic conditions as a result of Covid 19 have had a negative effect on our business and results of operations as the economic activity in China and throughout much of the world has also undergone an economic downturn. As a result, the global credit and liquidity have tightened in much of the world. Some of our potential customers in China and Hong Kong may face business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective in alleviating the global economic declines due to the Covid 19 pandemic. It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant effect on our business and results of operations.

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

The success of our business depends on the continuing contributions of key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel

We rely heavily on the services of technical and management personnel. Loss of the services of any such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. We do not currently maintain any "key man" life insurance with respect to any of such individuals.

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

We are exposed to risks associated with the weakening global economy as a result of Covid 19, which increase the uncertainty of consumers purchasing products and/or services

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy due to Covid 19 pandemic are contributing to a decrease in spending by consumers. If these economic conditions are prolonged or deteriorate further, as a result of Covid 19, the market for our products and services will decrease accordingly.

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

Our Company's business faces inherent risk in the electronics and digital media industries for 3D products and services

Our Company’s business is subject to certain risks inherent in the electronics and digital advertising industries for 3D products and services. Our Company’s revenue and operating results could be adversely affect by many factors which include, amongst others, changes in general economic, business and credit conditions, fluctuation in foreign exchange rates, changes in demand for and market acceptance of our products and services, our ability to introduce new products and services and enhancements in a timely manner, rapid technological changes, increase in operating expenses, lower profit margins due to pricing competition and delay in expansion plans.

Our Company seeks to limit these business risks through, inter-alia prudent management policies, keeping abreast with new developments and technologies in the relevant industries and maintaining good relationship with customers and suppliers. However there can be no assurance that any changes in these factors will not have any material adverse effect on our Company’s business.

Our Company's business faces competition from local and foreign competitors

Our Company faces competition from both local and foreign competitors which offer similar products that of our Company offerings. Increased competition could result in competitive pricing resulting in lower profit margins. However, our Company believes that we have competitive edge over our competitors; including amongst others, better quality products, access to R&D capabilities and technological expertise acquired over the years.

Our Company seeks to limit the competitive risks through, inter-alia constant review of our product development and marketing strategies to adapt to changes in economic conditions and market demands as well as focusing on certain markets and industries. However, there can be no assurance that our Company will be able to compete effectively against our competitors and that competitive pressure will not materially and adversely affect our Company’s business, operations and results and or financial condition.

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

There is a risk that our 3D products may not gain market acceptance by consumers and customers. The degree of market acceptance of any of our 3D products will depend on a variety of factors, including:

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

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of China

Some of our non-cash assets are located in, and some of our revenue is sourced from China. However, the growth of our 3D display business will be derived from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China economy has experienced significant growth over the past three decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall China economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot predict the possible impact of any future economic policies of the Chinese government on our business and operations.

China is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate 2019 was 6.1% compared to 6.7% in 2018 and 6.9% in 2017. This slowdown could cause a slowdown or decline in investment in digital advertising display networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

Uncertainties in the interpretation and enforcement of Chinese laws, rules and regulations could limit the legal protections available to you and us.

China legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our operations in China are foreign-invested enterprise and is subject to laws, rules and regulations applicable to foreign investment in China as well as laws, rules and regulations applicable to foreign-invested enterprises. These laws, rules and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since China administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and materially impair our business and operations.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could materially restrict our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the parent company, service any debt we may incur and pay our operating expenses. If these China subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws, rules and regulations permit payments of dividends by our China subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations.

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our China subsidiaries to obtain debt or equity financing from financial institutions or investors outside China, including us.

A significant portion of our operating revenues have been denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, each of our China subsidiaries may purchase foreign exchange for settlement of "current account transactions," including purchase of imported components i.e. display chips and payment of dividends to the overseas parent company, without the approval of the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will likely be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase for example computer display chips from suppliers outside China or fund our business activities outside China denominated in foreign currencies or pay dividends in foreign currencies to our overseas parent company.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant Chinese government authorities. In particular, any loans to our China subsidiaries are subject to China regulations and approvals. For example, loans by us to Marvel Display Technology (Shenzhen) Limited, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Marvel Display Technology (Shenzhen) Limited to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

The Chinese government may alter its regulations and policies from time to time which may have direct or indirect impact to our Company operation.

Regulations and policies may be altered or other new regulations and policies may be implemented by the Chinese government from time to time which may have direct or indirect impact to our business operations. Some examples of such regulations and policies are:

1	media broadcast regulations over the Internet;

2	foreign media to be distributed in China;

3	operating permit for mobile sales and distribution;

4	copyrighted digital media regulations;

5	educational and cultural materials to be sold, distributed, created or transacted in China by foreign investment entities; and

6	foreign investment entities to operate business in the educational and media industries.

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

Risks Relating to Our Securities

Our stock price may be volatile

The market price of our Common Stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	changes in our industry;
•	our ability to work through a health crisis or pandemic;
•	competitive pricing pressures;
•	our ability to obtain working capital financing;
•	additions or departures of key personnel;
•	limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Common Stock;
•	sales of our Common Stock;
•	our ability to execute our business plan;
•	operating results that fall below expectations;
•	loss of any strategic relationship;
•	regulatory developments;
•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
•	announcements of technological innovations or new commercial products by us and our competitors;
•	regulatory actions in respect of any of our products or the products of any of our competitors;
•	determinations regarding our patent applications and those of others;
•	market conditions, including market conditions in the technology and digital media sectors;
•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;
•	development or litigation concerning patents, licenses and other intellectual property rights;
•	litigation or public concern about the safety of our potential products;
•	changes in recommendations or earnings estimates by securities analysts;
•	deviations in our operating results from the estimates of securities analysts;
•	rumors relating to us or our competitors;
•	developments concerning current or future strategic alliances or acquisitions;
•	political, economic and other external factors such as interest rate or currency fluctuations; and
•	period-to-period fluctuations in our financial results.

In addition, stock markets have recently experienced extreme price and volume fluctuations due to the effects of Covid 19. These fluctuations have especially affected the stock market price of many technology and digital media companies and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

Our ordinary shares may be considered a "penny stock" under SEC regulations which could adversely affect the willingness of investors to hold our Shares

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2019, our ordinary shares traded on the Nasdaq at below of US$5.00 per share. The low trading price of our ordinary shares may adversely impact the willingness of investors to invest in our common shares in the United States.

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

As a foreign private issuer we do not have to provide the same information as an issuer of securities based in the U.S

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission ("SEC") of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same information which would be ordinarily available were they investing in a domestic U.S. public corporation.

In accordance with the requirements of the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We file annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same information as would be made available to investors were they investing in a domestic U.S. public corporation.

Future issuances and sales of our stock could dilute your ownership and may cause our stock price to decline

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

In July 2017, the Group set up a new wholly-owned subsidiary - GOXD Technology Limited, incorporated in Hong Kong, for carrying out business activities on sales and distribution of 2D/3D glasses-free 4K digital photo frames to corporate customers and household consumers. In addition, a cloud platform with smart 2D to 3D photo conversion services, professional photographer contributed photo eShop, operating mobile APP and user upload photo storage have also been developed to form a complete digital photo frame ecosystem.

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

On August 6, 2018, the Company's subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribed for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE's shareholding in MDL was decreased from 100% to 95%.

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

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, were then directors and shareholders of Teko.

On January 3, 2020, the Convertible Bonds with MDL matured and then on January 21, 2020 the Company reached an agreement with Bondholder to repay HK$23million (equivalent to approximately A$4.3million) of the Convertible Bonds on the following schedule: i) HK$13 million (or about A$2.4million) to be paid on January 17, 2020 and ii) the remaining HK$10 million (or about A$1.9million) to be paid in equal installments over the next four(4) months from Feb to May. Furthermore the interest rate is changed to 15% per annum on the outstanding amount from the date of the maturity of the Convertible Bonds on January 3, 2020. As of the date of this Report, all the installments have been fully repaid.

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement with CIMB Limited ("the CN Agreement"), an independent third party. Pursuant to CN Agreement, CIMB will purchase from the Company a 10% convertible promissory note ("the Note") in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) maturing in two (2) years from the date of the agreement. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00 per share, subject to adjustment, over the term of the Note. On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the CN Agreement to limit the total number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company. The supplement agreement further provides that the conversion price shall, in no event, be less than $1.50 per share, subject to regulatory or shareholder approval. As at the date of this Report, i) the Note is still outstanding, ii) 15,578 shares will be issued for the payment of interests in the CN Agreement, and (iii) the fixed conversion price has been adjusted to US$3.50 per share due to the exercise of the cashless Warrants and described below.

On February 20, 2020, the "Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company ("Ordinary Shares") and warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share (the "Cash Offering"). The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and will generate a net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

On May 12, 2020, the Company) issued 126,984 ordinary shares (the "Shares") as a result of the exercise of warrants (the "Warrants") which were issued to an accredited investor as announced on Form 6-K on February 24, 2020. The Warrants were exercised by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company as the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date was less than US$10.50 per Share.

In May 2020, the Company disposed its research and development operations to independent third parties so that the Group could rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays.

In summary, the Group's business activities are the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software and provision of 3D consultancy services, and (ii) sale of switchable windows

Breakdown of total revenues by category for the years ended December 31, 2019, 2018 and 2017:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,273,921	1,166,144	4,365,364
Sales of software and technology solutions	1,504	13,731	1,180,491
Sales and distribution of audio products	-	48,609	54,251
Provision of consultancy and other services	-	95,922	162,605
Interest income	115,762	21,409	3,092
	1,391,187	1,345,815	5,765,803

Breakdown of total revenues by geographic market for the years ended December 31, 2019, 2018 and 2017:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Australia	-	65	62
Hong Kong	1,310,912	346,954	3,235,912
China	80,275	998,796	2,529,829
	1,391,187	1,345,815	5,765,803

B.	Business Overview

Integrated Media Technology Limited is a technology investment, product development and distribution company.  As a development company, we require funding for research and development into our stable of core technologies through acquisition, in-house development or in collaboration with research institutes.  Our strategy was to profit from the sale of mature technologies after we have developed advance technology that superseded the mature ones. We had set up three business units being: Technology Business Unit, Products and Services Business Unit and Brand/Distribution Business Unit. All 3 business units are interdependent on the development and success of the others.

For example, products development depends on the success of the technology, and distribution is dependent on the products being developed. Therefore, the Group's resources allocation is skewed towards technology development today. As a result the Group’s resource allocation was skewed toward technology development in recent years.

In 2019, it was a challenge for each of our business units as we were undercapitalized and so much of the work planned was postponed or delayed until funding was secured.  Furthermore, the difficulty for our subcontractors to resolve the manufacturing process further delayed the sales process.  In early 2020, Covid 19 pandemic hit China and then spread to the rest of the world putting all business on hold for most of first half of 2020 and possible much longer into rest of 2020 and into 2021. The economic outlook for retail business is uncertain as the extent of the people’s behavior change to stay at home more and rely on pick-up and delivery services. This will drastically affect our 3D advertising platform business.

In May 2020, as a cost cutting measure in the uncertain times ahead, we divested from the research and development operation. Instead we will focus on the Products and Services Business Unit and Brand/Distribution Business Unit. Most of the remaining development works will be outsourced with defined budgets. For the moment, our main focus is in the sales of our 3D products and services. In the term, we may have developments to our technologies provided that we can see a clear path to market.

The Company has started to recapitalize its equity base by selling US$1 million of its shares in February 2020. Furthermore, the Company is working on increasing its shareholder’s equity to more than US$2.5 million so that it complies with Nasdaq’s continual listing, requirement. The Company is seeking to increase its shareholders’ equity through debt conversion or sale of new shares.

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

Point of Sales Machine (“POS”)

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

Future Developments

The focus of the Group is to continue to develop its digital media / advertising in various platforms such as in glasses-free 3D (autostereoscopic) displays (ASD). We are building technologies around ASD including ASD display, 3D digital content management system and 2D to 3D content conversion system. We are seeking more display media that can enhance the viewing experience in advertising besides digital signage and video wall.

Due to recent losses incurred in operations and in order to reduce the overhead and expenses of the Group, in May 2020 we have divested from the research and development operation, other than some R&D relating to our consumer products division. Our strategy is to outsource the development to third parties of our technologies and patents. This will ensure that we can cap the costs of development and off load the risk and share the benefits. This will enable the Group to reduce its overhead costs and focus on sales and marketing of ASD products.

Our main business focus in the coming years is to focus on our products and solutions for sale. We have an array of 3D products that are available. However the sales plan has been delayed due to certain problems encountered in the manufacturing process and we expected the manufacturers can resolved in later part of 2020 provided that the restriction in trade and movement as a result of the pandemic is relaxed.

Our focus on sales will be in a Point of Sales (“POS”) 3D Terminal which we have sales of 5,000 units anticipated for completion in the third quarter of 2020. This is an application of 3D display directly to consumers. We will focus our sales on this special segment of the market in addition to the sale of our traditional 55” to 65” 3D displays

IMTE will continue to position itself as a technology investment company focusing on acquisition of technology related companies or projects that will broaden our revenue base and have synergy with our existing business. The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions that can add value to the Group. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing technology company.

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

However, the parallax method is not perfect, because it has some disadvantages. First one is that in order to experience stereoscopic 3D effect the viewer must be positioned at a certain angle to the display. That is actually not a big problem for video game consoles or smartphones, but not good when it comes to 3D TV sets, laptops etc. Another disadvantage is that the count of horizontal pixels that work to create a different image for each eye is reduced to one half. Another drawback for mobile devices is the barrier will block a certain percentage of light going through it. In order not to keep the display the same brightness, more energy is needed to power the backlight which will decrease the battery power of the device.

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

ASD Software

ASD software generally refers to a series of programs applied in converting 2D/3D to ASD content. Typically, for mobile phones or tablets, such programs may include applications from the app store to convert the 2D/3D content into ASD content. For ASD game consoles, there are default programs equipped inside to realize 3D effects. Converting 2D/3D to ASD mode can be done in either real time conversion or offline conversion. Real time conversion involves hardware acceleration and is done using dedicated computer hardware such as FPGA (field programmable gate array) or ASIC chip. This needs advance development work that few companies have the resources to tap into this development level. The offline conversion uses dedicated computer program to do the conversion. We have developed VISUMOTION which is a software program for 2D/3D to ASD content. On the other hand, a number of dedicated real time conversion solution based on FPGA hardware have been developed in the past two years. We have developed an ASIC chip for such conversion purpose and we consider this ASD conversion technology has formed the base technology for the Company to stay at the technology forefront.

ASD Content

ASD content refers to the photos, games, animations and other video content, which can be played in ASD hardware terminals and perceive depth by naked eyes without any viewing aids.

Currently the mainstream to create ASD content is the conversion from 2D or 3D/SBS content. With the continuous development of technology, it is believed that the ASD content could be directly generated in the near future.

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

We have developed our ASD mobile phone using switchable parallax barrier technology. The mobile phone has a well balance design which presents a very good 3D image effect, while still keeping the cost of the product in an acceptable level. We believe we are one of the few companies that can develop such ASD mobile phone with outstanding image quality. There are a few ASD mobile producers in the market which are using fixed lenticular technology. Fixed lenticular display has a big drawback. It is not a good experience when viewing text, especially for surfing the net in a small screen. With switchable technology, the mobile phone will just act like an ordinary 2D mobile phone when the ASD function is switched off. When it comes to playing 3D video or 3D games, the 3D mode will be switched on automatically. However, we have a new method of designing fixed lenticular lens that can have little impact on viewing 2D mode on mobile device. We have only complated the testing of this new design method. We are now pushing it out to the consumer market as mobile protection screen with lenticular function. This may be a big market as mobile protection screens are sold in huge volume.

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

Advancements in 3D display technology, along with the improved visual experience, picture clarity, superior performance, and high resolution of 3D display (8K resolution) have led to their increased adoption in numerous markets, industries, and applications. These benefits/features of 3D displays are expected to contribute to the growth of the global 3D display market.

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

Competitors

The market for glasses-free 3D technology is still in its early stage, and there are very few competitors worldwide. Nonetheless, there are many established and early stage companies that address the 3D display market in one way or another, including makers of 3D televisions and mobile phones, such as Panasonic Corporation, Samsung Electronics Corporation, Ltd. and Sony Corporation. For the most part, these companies do not market 3D autostereoscopic products, and thus do not compete directly with the products and services we seek to market. However, at this time, we consider them to be competitors generally in the effort to market stereoscopic display (with glasses) solutions to end user businesses. They have different markets apart from this new autostereoscopic (glasses-free) 3D market. Philips is the pioneer in autostereoscopic technology. However, Philips does not produce or sell autostereoscopic 3D products for many years. Other companies operating in this domain such as Magnetic 3D, Alioscopy, and Dimenco have started operations earlier than us. They do have similar technology that we have, but we believe they do not have the cost advantage that we have. We have strategically well positioned our base operation in Hong Kong and China where we believe we have cost effective outsourcing manufacturing strategy. In addition, we are a public listed company on NASDAQ such that we can have a better position to raise capital for our product development.

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

Market attractiveness

The industry is influenced by many factors that either drive or curtail market growth. An increase in 3D content, rapid advances in technology, and the increased adoption of 3D displays in the advertising and healthcare sector are some of the significant trends fueling market growth.

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

Inventory, Operating Capital and Seasonality

Our inventory levels are expected to be modest relative to our sales. Our policy is to manufacture to order. Thus we would not expect to keep much inventory other than key components unless under extraneous circumstances such as material shortage or expected prolonged manufacturing interruption i.e. labor strike.

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer electronics business where there is a general let down in the first quarter of each year after the Christmas season.

Dependence on Major Customers

In 2019, our major sales were to a few customers. Our strategy is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. Each of these distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

Research and Developments

We have outsourced basic research to local universities and research institutes on research and development of advanced technology in 3D imaging. The research outcome from these research entities will be either owned by us or under exclusive or non-exclusive licenses to us. In the past, we maintain our own development team to further develop products and solutions which we foresee to have potential markets. This kind of two-step development will be best suited for small to medium size technology companies in order to keep a balance in the R&D budget. However, due to recent losses and the uncertainty of the COVID 19, in May 2020, we have divested from any internal R&D.

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

Patent matters in electronics industry are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection IMTE can obtain on some or all of its licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

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

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at December 31 2019) and a brief description of their respective inventions.

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Visumotion International Limited (A wholly owned subsidiary of MDL)	(i) Method for processing a spatial image	EP 2172032	Granted in Germany	June 2028
		EP 2172032	Granted in France
		EP 2172032	Granted in U.K.
		4988042	Granted in Japan
		US 8,817,013	Granted in U.S.
	(ii) Method for stereoscopic illustration	2010 80019861.4	Granted in China	May 2030
		US 8,797,383	Granted in U.S.
		102010028668	Granted in Germany
	(iii) Glasses-free 3D display device	1252602 A	Granted in HK	Nov 2026
Independent party Versitech Limited (A subsidiary of the University of Hong Kong)	(i) Method and System for Global Motion Estimation and Compensation	US 10,453,207 B2	These patent rights in relation to 3D video encoding and transmission will be assigned by the owner to Marvel Digital Limited in the event of either (1) IPO of MDL shares or (2) the 3D video technologies covered by the Patent Rights is approved by PRC authority as an industry standard.	Oct 2036
	(ii) Auxiliary Data for ArtifactsAware View Synthesis	US 10,404,961 B2		Nov 2036
	(iii) A depth discontinuitybased method for efficient intra coding for depth videos	US15/748,532		N/A
	(iv) A multioverlay variable support and order kernelbased representation for image deformation and view synthesis	US15/748,503		N/A
	(v) Auxiliary Data for Artifacts Aware View Synthesis (US)	62/285,825		N/A
	(vi) Auxiliary Data for Artifacts Aware View Synthesis (PCT)	PCT/CN2016/104887		N/A
		JP2018523453A		N/A
		201680078156.9		N/A
	(vii) Shapeadaptive modelbased codec for loss and lossless compression of binary images	62/300,502		N/A
		KR1020187027805A		N/A
		201780013263.8		N/A
		EP17755817.8		N/A
		JP2018544483A		N/A
		US15/441,530		N/A

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Marvel Digital (Shenzhen) Limited (A wholly owned subsidiary of MDL)	Method and apparatus for Chroma interpolation of video image	200710070313.4	Granted in China	July 2027
	A Universal Stereo Image Synthesis Method Based on Lenticular Lens for LCD Stereoscopic Display	200810062513.X		June 2028
	A Method of Virtual View Synthesis Based on Depth and Occlusion Information	200810062811.9		July 2028
	A Method of Layered B Predictive Structural Arrangement with High Compressibility	200910155883.2		December 2029
	A Method for Expressing 3D Scene and its TV System	201010039540.2		January 2030
	A Virtual View Method Based on Video Sequence Background Modeling	201010039539.X		January 2030
	A Depth Representation Method Based on Optical Flow and Image Segmentation	201010101197.X		January 2030
	Extraction method of occlusion information in stereoscopic image pairing	201010141105.0		April 2030
	A Method of Generating Virtual Multiview Images Based on Depth Graph Layered	201010228696.5		July 2030
	A 3D Augmented Reality Method for Multiview Stereoscopic Display	201110412061.5		December 2031
	Depth image postprocessing methods	201110460155.X		December 2031
	Pre-mimo channel smart antenna apparatus and radio transmitting method for transmitting signals	201310223518.7		Jun 2033
	Pre-mimo channel wireless transmission apparatus and method for transmitting signals	201310102976.5		Mar 2033
	Genetic optimization method for space-time channel MIMO wireless transmission system	201610298478.6		Sept 2036
	LCD display	201821476907.5		Aug 2029
	A kind of cooling system of outdoor highlight screen	201821423429.1		Aug 2029
	A kind of open air mosaic screen	201821423427-2		Apr 2029
	A Method of Extracting Hierarchical Image for 3D TV	200810062810.4		July 2028
	A Multichannel Video Stream Coding Method Based on Depth Information	200810062864.0		July 2028
	Multichannel Video Stream Encoder and Decoder Based on Depth Image Rendering	200810062865.5		July 2028
	A Method of converting 2D video to 3D video in 3D TV system	200910102114.6		August 2029
	A Depth Extraction Method of Fusing Motion Information and Geometric Information	200910102153.6		August 2029
GOXD Technology Limited	Digital Photo Frame Device and Control Method thereof	18103421.3	Granted in HK	Mar 2026
		201710744716.6	Granted in China	N/A
	Digital photo frame	1701272.5	Granted in HK	Jun 2022
		228398846	Granted in China	Aug 2027
Marvel Digital Limited	Method for Enhancing Video Resolution and Video Quality, Encoder and Decoder	16103565.1	Granted in Hong Kong	October 2023
	A Method, Apparatus and Device for Acquiring a Spatial Audio Directional vector	16103566.0	Granted in Hong Kong	October 2023
		201610566911.X	Granted in China	N/A
		15/216,726	Granted in U.S.	N/A
		105134696	Granted in Taiwan	N/A
	A Lens For Extended Light Source and Design Method Therefor	16106705.5	Granted in HK	Jun-2023
		201710427469.7	Granted in China	N/A
		PCT/CN2017/087396	Granted in PCT	N/A
	A Method and a System for generating depth information associated with an image	16111725.1	Granted in HK	N/A
		US15/404,461	Granted in U.S.	Mar 2037
	Method For Improving the Quality Of 2D-to-3D Automatic Conversion By Using Machine Learning	16111899.1	Granted in HK	Oct-2023
		PCT/CN2017/106019	Granted in PCT	N/A
	Computer	1601506.3	Granted in HK	Aug-2041
		CN201630079168.6	Granted in CN	Mar-2026
		29/574,856	Granted in U.S.	N/A

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

C.	Organizational Structure

As at December 31, 2019, we have a total of 9 subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Smartglass Limited (formerly Dragon Creative Ltd)	Hong Kong	100% Direct	Sales and distribution of switchable glass
GOXD Technology Limited	Hong Kong	76% Indirect	Development and distribution of 3D digital picture frames
Marvel Digital Ltd	Hong Kong	95% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd (Renamed Cystar International Limited)	Hong Kong	95% Indirect	Sale of software and provision of consultancy services
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Ltd)	China, PRC	95% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
GOXD Dongguan Limited	China, PRC	76% Indirect	Design and sale of 3D digital picture frame
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products

D.	Property, Plant and Equipment

The Company has its registered office in Adelaide, Australia, the principal and main operating office located in Hong Kong, and a test assembly and operating office in China. In Australia, in 2019 the Company rents a 100 square feet office on a month to month basis at a cost of A$1,000 per month. In 2020, the Company’s Australia office is now rent free on a month to month basis.

In Hong Kong, the Company's the principal office is approximately 3,000 square feet which was rent free in 2019 and in January 2020 the Company entered into a short term arrangement paying a monthly rent at US$20,000 A$28,500 per month on a month to month arrangement. The Group also rents two operating offices, (i) one of which is approximately 4,000 square feet on a three-year lease at approximately A$15,500 per month until May 31, 2020. and the other is approximately 4,400 square feet on a 3 years lease at approximately A$26,300 per month until October, 2021.

In China, the Company rents a 4,405 square feet development office in Dongguan, Guangdong Province, on a three years lease at approximately A$3,857 per month until November, 2021 In addition, the Company rents a 15,930 square feet pre-production facility in Shenzhen on a 2 years rental at approximately A$33,663 per month until January 2021. In April and May 2020, the Group disposed of the subsidiaries holding these leases.

Due to the divestment of the Company’s R&D and pre-production/testing in Shenzhen, the Company will outsource the production of its products. Accordingly, the Company does not intend to build at this time any infrastructure for its manufacturing requirements. We believe we will be able to obtain additional office space for our operations, as needed, on commercially reasonable terms. Our plant and equipment recorded in our consolidated financial statements as at December 31, 2019 consisted of A$83,949 for leasehold improvements relating to renovation and decoration costs for our offices and A$645,168 for office furniture and equipment. We are not aware of any environmental impact on the use of these equipment. With the distribution rights agreement for conductive film, we will seek to raise funds to build one lamination line for manufacturing electronic glass products. However, we are only at the preliminary planning and final raising.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2019, as at and for the year ended December 31, 2018, and for the year ended December 31 2017, together with the notes thereto included elsewhere in this Annual report. The financial information contained in this Annual report is derived from the financial statements, which were prepared in accordance with IFRS.

A.	Operating Results

IMTE is an Australian company engaged in the development, sale and distribution of autostereoscopic 3D display, 3D video wall, 3D conversion equipment and software, and provision of 3D technology solutions and consultancy services.

In the past few years, we were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name "China Integrated Media Corporation Limited". On October 12, 2016 we changed the company name to Integrated Media Technology Limited. Our ordinary shares were listed on the Australia Securities Exchange, or ASX in February 2013.

On May 2, 2017, we effected a 1-for-30 reverse split of our common stock and become effective on the Australian Securities Exchange at the opening of trading on May 8, 2017. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented. The purpose of the reverse stock split was to enable us to meet the Nasdaq's minimum share price requirement.

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

Overview

In the past few years, we were at an early stage in the development of our 3D products and services. We have incurred net losses since inception until recently when we recorded a profit for the fiscal year 2017 mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. However, in 2019 and 2018 we recorded losses of A$16,700,199 and A$16,843,223, respectively, mainly due to the decrease in sales as we sorted out certain manufacturing issues with our manufacturer. In 2019, the Company manufacturing issues continued, and our sales suffered. We now expect to resolve this manufacturing issue in second half of 2020. This combined with COVID 2019, will present a challenge for the Company to grow sales in 2020 and to return to profitability. For the past 2 years, we have funded our operations primarily through the sale of equity securities in the Company and its subsidiaries, advances from shareholder and from operation cashflows. For details of the business overview, see "Item 4. Information on the Company - B. Business Overview."

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

Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

The policy applicable from 1 January 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into, on or after 1 January 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative and-alone prices. However, for the leases of property the Group has elected not to separate lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in‘plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before 1 January 2019

For contracts entered into before 1 January 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether: fulfilment of the arrangement was dependent on the use of a specific asset or assets; and the arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met: the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output; the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or; amounts expected to be payable under a residual value guarantee; and facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee

In the comparative period, where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are recognised as plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(k). Impairment losses are accounted for in accordance with an accounting policy as set out in note 3(h). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

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

-       plant and equipment (other than properties carried at revalued amounts);

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

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices (“SSP”). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

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

Interest Income

Income is recognized as interest accrues using the effective interest method.

Recent Acquisitions

See "Item 4. Information on the Company - A. History and Development of the Company."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2019		2018		2017
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	1,165,607	91.4	1,228,485	92.8	5,600,106	97.2
Services	109,818	8.6	95,921	7.2	162,605	2.8
Total operating revenues	1,275,425	100	1,324,406	100.0	5,762,711	100.0
Expenses
Cost of sales	1,008,821	76.2	723,711	54.6	2,548,064	44.2
Employee benefit expenses	4,034,378	304.6	2,253,411	170.1	1,887,692	32.8
Depreciation and amortization expenses	3,174,784	239.7	2,029,373	153.2	2,021,131	35.1
Professional and consulting expenses	2,019,970	158.4	1,746,762	131.9	301,732	5.2
Gain on disposal of a subsidiary	-	-	(608,995)	(46)	-	-
Travel and accommodation expenses	281,895	22.1	384,184	29.0	333,503	5.8
Other operating expenses	2,341,672	183.6	2,010,142	151.8	1,448,960	25.1
Provision for impairment loss for goodwill	4,486,301	351.8	9,953,311	751.5	-	-
Financial costs	1,561,625	122.4	1,383,399	104.5	107,101	1.9
Total expenses	18,909,446	1,482.6	19,875,298	1,300.7	8,648,183	150.1
Operating loss before income tax	(17,634,021)	(1,382.6)	(18,550,892)	(1,400.7)	(2,885,472)	(50.1)
Non-operating income
Interest income	115,762	9.1	21,409	1.6	3,092	0.1
Gain on disposal of financial assets at fair value through profit or loss	127,551	10.0	709,543	53.6	-	-
Fair value change in contingent consideration liability	-	-	-	-	3,953,537	68.6
Other income	807,831	63.3	469,660	35.5	434,296	7.5
Net (loss) / profit before income taxes	(16,582,877)	(1,300.2)	(17,350,280)	(1,310.0)	1,505,453	26.1
Income tax credit / (expense)	(117,322)	9.2	507,057	38.3	187,213	3.2
Net (loss) / profit	(16,700,199)	(1,309.4)	(16,843,223)	(1,271.8)	1,692,666	29.3

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2019		2018
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,164,103	91.3	1,166,144	88.0
Tablets and mobiles	-	0.0	-	0.0
Super workstations	-	0.0	-	0.0
Software	1,504	0.1	13,731	1.0
Technology solutions	-	0.0	-	0.0
Audio products	-	0.0	48,609	3.7
Other products	-	0.0	-	0.0
Sub-total	1,165,607	91.4	1,228,484	92.7
Services
Conversation services	16,686	1.3	57,661	4.4
Other services	93,132	7.3	38,261	2.9
Consulting services income	-	0.0	-	0.0
Sub-total	109,818	8.6	95,922	7.3
Total operating revenues	1,275,425	100.0	1,324,406	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2019 was A$1,275,425 as compared to the prior year of A$1,324,406, a decrease of A$48,981 or 4% from the prior year. The revenue for the year ended December 31, 2019 consists of the sales and distribution of 3D autostereoscopic products and sales of 2D tablets. In 2020, we will put more emphasis on sales of 3D POS machines, a new advertising product.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2019		2018
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	962,799	75.0	559,840	42.3
Services	46,022	4.0	163,871	12.4
Total cost of sales	1,008,821	79.0	723,711	54.7

Cost of sales increased by 39% to A$1,008,821 in 2019 from A$723,711 in 2018, which primarily due to the change in product mix of the Group with 2D tablets being sold in current year, bringing more costs of sales than that of the products sold in the prior year.

Gross Profit and Gross Margin. Gross profit decreased by 56% from A$600,695 in 2018 to A$266,604 in 2019. Our gross margin significantly decreased from 45% in 2018 to 21% in 2019, primarily due to the change in product mix of the Group with 2D tablets being sold with comparatively lower profit margin than that of the products sold in the prior year.

Gain on disposal of financial assets at fair value through profit and loss.

The amount of derivative financial instrument issued that is recognized as income is A$127,551.

Provision for impairment loss of intangible assets and goodwill.

It represents the impairment loss of goodwill in 2019.

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the years ended December 31, 2019 and 2018.

Expenses

The operating expenses for the year ended December 31, 2019 was A$18,909,446 as compared to the prior year of A$19,875,298 a decrease of A$965,852 or 4.86% from the prior year. The decrease in total operating expenses was mainly attributable to the following:

-	A decrease of A$5,467,010 in the provision for impairment loss of goodwill from A$9,953,311 in 2018 to A$4,486,301 in 2019;

-	An increase of A$285,110 in cost of sales from A$723,711 in 2018 to A$1,008,821 in 2019 as discussed above;
-	An increase of A$1,789,967 in employee benefit expenses from A$2,253,411 in 2018 to A$4,034,378 in 2019, which was primarily due to increase in the number of staff and general salary increment. The increase of staff was primarily due to the addition of staff for GOXD operation and executive director’s compensation;
-	An increase of A$1,145,411 in depreciation and amortization expenses from A$2,029,373 in 2018 to A$3,174,784 in 2019;
-	A decrease of A$608,995 in gain on disposal of a subsidiaries relating to disposals of subsidiaries in 2018. There were no disposals in 2019;
-	An increase of A$273,208 in professional and consulting expenses from A$1,746,762 in 2018 to A$2,019,970 in 2019 resulting from the increase in legal and professional fees for certain corporate activities during the year including the investor relations fees.
-	An increase of A$331,530 in other operating expenses from A$2,010,142 in 2018 to A$2,341,672 in 2019 resulting from the operating cost of the GOXD operation for the full year in 2019; and
-	An increase of A$117,322 in finance costs from A$1,383,399 in 2018 to A$1,561,625 in 2019 was mainly attributable to the convertible bonds interest of amount A$1,316,702 in 2019, compared to the prior year of A$930,276 in 2018 and interest charged of A$50,329 in 2019 on the amounts of revolving loan with interest rate on 8% per annum.

Income tax

Income tax expenses of A$117,322 were recognized during the year ended December 31, 2019 in mainly deferred tax were recognized during the year.

Net Profit (Loss)

We recorded a net loss of A$16,700,199 for the year ended December 31, 2019 while net loss of A$16,843,223 was recorded for the year ended December 2018.

Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2018		2017
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,166,144	88.0	2,528,885	43.9
Tablets and mobiles	-	0.0	655,076	11.4
Super workstations	-	0.0	1,085,416	18.8
Software	13,731	1.0	9,383	0.2
Technology solutions	-	0.0	1,171,108	20.3
Audio products	48,609	3.7	54,251	0.9
Other products	-	0.0	95,987	1.7
Sub-total	1,228,484	92.7	5,600,106	97.2
Services
Conservation services	57,661	4.4	79,599	1.4
Other services	38,261	2.9	83,006	1.4
Consulting services income	-	0.0	-	0.0
Sub-total	95,922	7.3	162,605	2.8
Total operating revenues	1,324,406	100.0	5,762,711	100.0

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

Gross Profit and Gross Margin. Gross profit decreased by 81% from A$3,214,647 in 2017 to A$600,695 in 2018. Our gross margin significantly decreased from 56% in 2017 to 45% in 2018, primarily due to the change in product mix of the Group with more software products and technology solutions being sold with comparatively higher profit margin than that of the products sold in the current year.

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

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the years ended December 31, 2018 and 2017.

Expenses

The operating expenses for the year ended December 31, 2018 was A$21,559,047 as compared to the prior year of A$8,648,183 an increase of A$12,910,864 or 149% from the prior year. The increase in total operating expenses was mainly attributable to provisions for impairment loss of goodwill of A$9,953,311 made during the year.

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

New, Revised or Amending Accounting Standards and Interpretations

The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2019:

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

The adoption of these amendments has been disclosed in note 3 to the consolidated financial statements.

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

New standards and interpretations not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

(i)	IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by: • A specific adaptation for contracts with direct participation features (the variable fee approach) • A simplified approach (the premium allocation approach) mainly for short-duration contracts IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

(ii)	Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

(iii)	Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

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

The goodwill included in the consolidated financial statements was derived from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires as estimation of the value in use of the cash generating unit (“CGU”) to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is A$NIL (2018: A$4,468,293). Details of the recoverable amount calculations are disclosed in Note 16.

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

(ix)	Valuation of contingent consideration

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There is no more contingent liabilities as at December 31, 2018 and 2019, as the Company recognized the actual deferred performance fee to be paid to MFL of A$15,110,749 in 2017.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term investments. We have incurred significant losses since our inception until 2015. For the past 3 years, we have recorded loss of A$16,700,199, loss of A$16,843,223, and profit of A$1,692,666, for the fiscal years ended December 31, 2019, 2018, and 2017 respectively.

Equity Issuances

The following table summarizes our issuance of ordinary shares for cash or from the conversion debts. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares*	Net Proceeds
			(in A$)
Issuance of new shares	2013	580,000*	3,480,000
Share issuance in respect of payment to a consultant	2013	16,666*	100,000
Share issuance in respect of acquisition of subsidiaries	2015	175,926*	5,277,804
Share issuance for payment to consultant	2018	25,275	491,750
Share issuance for debts	2018	708,500	8,000,000
Share issuance for debts or cash	2019	Nil	Nil

    * On post reverse split of 30 for 1

Capital Requirements

As of December 31, 2019, we had cash and cash equivalents of A$(166,758) and trade receivables of A$892,488. Our trade receivable balance significantly decreased as compared to A$1,086,161 as of December 31, 2018, was attributable to the decrease in sales in 2019. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for the next 12 months based on our budget and forecasted revenue. However, our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue our 3D developments or our operations.

In addition, the Company has started to recapitalize its equity base by selling US$1 million of its shares in February 2020. Furthermore, the Company is working on increasing its shareholder’s equity to more than US$2.5 million so that it complies with Nasdaq’s continual listing requirement. The Company is seeking to increase its shareholders’ equity through debt conversion or sale of new shares.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2019	2018	2017
	A$	A$	A$
Net cash outflows in operating activities	(5,547,544)	(6,858,433)	4,864,308
Net cash outflows in investing activities	(1,828,617)	(3,319,768)	(2,189,991)
Net cash inflows/ (outflows) by financing activities	6,583,113	8,638,582	(1,579,552)
Net increase (decrease) in cash and cash equivalents	(793,048)	(1,539,619)	1,094,765
Effect of exchange rate changes on cash and cash equivalents	6,585	89,252	(61,658)
Cash and cash equivalents at beginning of period	619,705	2,070,072	1,036,965
Cash and cash equivalents at end of period	(166,758)	619,705	2,070,072

Net cash outflows in operating activities was A$(5,547,544), A$(6,858,433) and A$(4,864,308) during the years ended December 31, 2019, 2018 and 2017, respectively. Net cash outflows in operating activities during the year ended December 31, 2019 was mainly to the decrease in revenue. Net cash inflows in operating activities significantly increased during the year ended December 31, 2018 were attributable to the receipts from customers on sale of software and technology solutions.

Net cash outflows in investing activities were A$(1,828,617), A$(3,319,768), and A$(2,189,991) during the years ended December 31, 2019, 2018 and 2017, respectively. Net cash outflows in investing activities during the years ended December 31, 2019, 2018 and 2017 was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects.

Net cash inflows/(outflows) in financing activities was A$6,583,113, A$8,638,582, and (A$1,579,552) during the years ended December 31, 2019 and 2018, 2017 respectively.

Net cash inflows in financing activities during the years ended December 31, 2019 are attributable to the revolving loan provided from third party. Net cash outflows in financing activities during the years ended December 31, 2019 and 2018 are attributable to the revolving loan provided from third party, advances from related companies and ultimate holding company.

We had cash and bank balance of A$(166,758), A$619,705, and A$2,070,072 as at December 31, 2019, 2018 and 2017 respectively. Cash and bank balance as at December 31, 2019, 2018 and 2017 were consisted of A$735,424, A$1,514,215, and A$2,860,014 of cash and bank balances, and A$(902,482), A$(894,510) and A$(789,942) of bank overdraft, respectively.

C.	Research and Development, Patents and Licenses

For the 3 years ended December 31, 2019, we have employed 25, 10 and 10 staff, respectively, in the research and development of 3D autostereoscopic technology and we incur annual staffing costs of approximately A$6,155,884, A$716,000 and A$764,000 during the respective years. We also have Company sponsored research with certain universities and research institutes as discussed in Item 4. Information of the Company under Research and Developments, which also includes a cooperation agreement with the Hong Kong Applied Science and Technology Institute (ASTRI) to establish the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging, as announced on June 20, 2016.

D.	Trend Information

We are still a young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations is mainly dependent on further development and commercialization of our technologies.

E.	Off-Balance Sheet Arrangements

During fiscal years ended December 31, 2017, 2018 and 2019, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2019 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	A$	A$	A$	A$	A$
Contractual Obligations

Bank Borrowings	915,300	915,300	-	-	-
Lease liability	1,168,607	666,868	501,739	-	-
Total	2,083,907	1,582,168	501,739	-	-

The Group had internal capital commitments for the investments in two China subsidiaries of approximately A$1,755,456 (2018: A$3,189,000).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F. All of our directors and senior management may be contacted at our registered office located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia.

Name	Position
Mr. Con UNERKOV (5)	Chairman and Chief Executive Officer
Dr. Man-Chung CHAN (3) (4)	Independent Non-Executive Director
Mr. Wuhua ZHANG (6)	Non-Executive Director
Mr. Uwe von PARPART (1) (2) (7)	Independent Non-Executive Director
Dr. Heming CUI (1) (2) (13)	Independent Non-Executive Director
Mr. Cecil HO (10)	Chief Financial Officer and Joint Company Secretary
Dr. Herbert Ying Chiu LEE (12)	Executive Chairman
Dr. Chang Yuen CHAN (8)	Independent Non-Executive Director
Mr. Lawrence CHEN (1) (11)	Independent Non-Executive Director
Mr. George YATZIS (9)	Company Secretary
Mr. William King To NG	R&D Project Director
Mr. Tommy Wong	Accounting Manager
Ms. Lu Xia	Corporate Services Executive

(1)	Member of the Audit Committee.
(2)	Member of the Nomination and Remuneration Committee.
(3)	Chairman of the Audit Committee.
(4)	Chairman of the Nomination and Remuneration Committee.
(5)	Mr. Con Unerkov was appointed as CEO in April 2019 and director and chairman on May 31, 2019.
(6)	Mr. Wuhua Zhang was appointed as a director on August 13, 2018.
(7)	Mr. Uwe von Parpart was appointed as a director on December 17, 2019 and a member of the Audit Committee and the Nomination and Remuneration Committee.
(8)	Dr. Chang Yuen Chan resigned as an Independent Non-Executive Director on February 11, 2019. He also resigned as a member of the Audit Committee and Nomination and Remuneration Committee on the same date.
(9)	Mr. George Yatzis resigned as the Company Secretary on March 13, 2019, Mr. Yatzis was also the interim CFO for the period from October 10, 2018 to March 13, 2019.
(10)	Mr. Cecil Ho was appointed as the Chief Financial Officer and joint Company Secretary on March 15, 2019.
(11)	Mr. Lawrence Chen was appointed as a director on December 1, 2018 and he retired on May 31, 2019.
(12)	Dr. Herbert Ying Chiu Lee retired as a director and Chairman of the Board on May 31 2019 and on the same date, he also resigned from the Nomination and Remuneration Committee.
(13)	Dr. Heming CUI was appointed as a director on June 12, 2020 and a member of the Audit Committee and the Nomination and Remuneration Committee.

Mr. Con UNERKOV ("Mr. Unerkov"), aged 51, is an Australian based businessman and former Director and CEO of the Company, re-joins the Company with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov was a director of the Company in the past and he re-joined the Company as the CEO in April 2019 and as director and chairman on May 31, 2019. Mr. Unerkov is the non-executive Chairman of Xped Limited, a company listed on the Australian Securities Exchange (“ASX”) engaged in the Internet of Things (IoT) and healthcare sector.

Dr. Man-Chung CHAN ("Dr. MC Chan"), aged 61, graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales. From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University. Dr. MC Chan was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. His theory of functional unification has bridged the gap between modal logic, natural language and logic programming. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

Mr. Wuhua ZHANG ("Mr. Zhang"), aged 45, is a businessman with significant experience in the electronics industry with a specialty in the semiconductors product field. Mr. Zhang holds a Masters of Technology Management and a Bachelor of Applied Science in Electronic Engineering. Mr. Zhang has extensive experience in product and engineering management, product marketing and sales which was attained during his career as an Account Executive at ST Microelectronics (Shenzhen) Company and as a Key Account Manager at Philips Semiconductors. Mr. Zhang's primary responsibilities in those roles was to drive distribution sales for semiconductor products in China and discover any key new opportunities.

Mr. Uwe von PARPART ("Mr. Parpart"), aged 79, Mr. Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He is a frequent guest on CNBC and Bloomberg TV. After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

Dr. Heming CUI (“Dr. Cui”), aged 37, an assistant professor in Computer Science of the University of Hong Kong (“HKU”) since January 2015. His research interests are in distributed system, IoT, big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Dr. Cui’s research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IoT software. Dr. Cui’s research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Dr. Cui’s serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Dr. Cui’s publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare. Before joining HKU, Dr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York. Dr. Cui is an independent director of Xped Limited, a company listed on the ASX engaged in the IoT and healthcare sector.

Mr. Cecil HO ('Mr. Ho"), aged 59, brings to IMTE nearly 30 years of financial management experience in both public and private companies. He most recently served as the CFO for Asia Times Holdings Limited, an online news publication in Hong Kong. Prior to that, Mr. Ho held various senior finance positions in public companies listed on the Hong Kong Stock Exchange. Currently, Mr. Ho is the CFO of Xped Limited, a company listed on the ASX engaged in IoT and healthcare sector. In his roles, Mr. Ho excelled in strategy execution, shareholder value creation and risk management. Mr. Ho is a member of the Hong Kong Institute of Certified Public Accountant and a Chartered Professional Accountant (CA). Mr. Ho holds a Bachelor of Commerce degree from the University of British Columbia in Canada.

Dr. Herbert Ying Chiu LEE ("Dr. Lee"), aged 67, is a seasoned businessman with significant experience in the Hong Kong and Chinese digital advertising market sector and technology development. Over the past 17 years, Dr. Lee has extensive working experience in technology management and 3D autostereoscopy. During these years, he has also invested in many technology startups and incubated them into successful companies.

Dr. Lee received his Bachelor of Applied Science in civil engineering in 1977 from the University of British Columbia, B.C., Canada. He obtained his training in structural design in Hong Kong after his graduation. In 1982, he became a member of the Institute of Structural Engineers (MIStructE.) and subsequently he obtained his Chartered Engineer title from the Engineering Council of the United Kingdom. In 2004, Dr. Lee finished his Master of Technology Management degree at the Hong Kong University of Science and Technology. In 2011, Dr. Lee had been conferred the degree of Doctor of Engineering from the Hong Kong Polytechnic University. In 2014, Dr. Lee was elected by the Council of the Association to be the Senior Fellowship of Asia College of Knowledge Management. Dr. Lee retired from the Board on May 31, 2019.

Dr. Chang Yuen CHAN ("Dr. CY Chan"), aged 54, graduated from the University of Hong Kong with a PhD in computer simulation and holds a LLB from the Manchester Metropolitan University. Dr. CY Chan is employed as a project manager at the Partner State Key Laboratory in ultra-precision machining technology working as one of the key project investigators. His main research interests are in light-field imaging, bionic vision, nano-machining mechanics, adaptive control and compensation, and the design of lubricating components for ultra-precision machining. Dr. CY Chan also has expertise in the areas of optical design and computer simulation and is also proficient in software development. He joins the Board as an advisor in the areas of technology evaluation and strategic decision making. Dr. CY Chan resigned from the Board on February 11, 2019.

Mr. Lawrence CHEN ("Mr. Chen"), aged 60, has 10+ years experience in business management, and technology transfer. Mr. Chen migrated to Australia in the late 1980 where he furthered his study in Western Sydney University, and he then went back to China in 2007 and started his career in technology transfer. He was appointed as deputy director in a system management institute in Jiangyin China in 2008 and was working on setting up different technology projects. Notable projects included involving animation and software enhancement of motion movies. With his extensive experiences and professional knowledge, he is now working in Australia as Deputy General Manager for Asia Pacific Resource Enterprises Corporation since 2017.

Mr. George YATZIS ("Mr. Yatzis"), aged 43, has served as our Company Secretary since November 9, 2015 until his resignation on March 13, 2019. Mr. Yatzis was also the interim CFO for the period from October 10, 2018 to March 13, 2019. Mr. Yatzis has worked and held Company Secretary roles in a number of Public Companies listed on the Australian Securities Exchange ("ASX"). He is currently a partner at global accounting firm BDO, working in the Adelaide office. Mr. Yatzis supports the board of directors in respect to all administrative and compliance matters relating to the Australian Securities Exchange. Mr. Yatzis has a Bachelor of Commerce from the University of Adelaide. He is also a member of Chartered Accountants Australia and New Zealand ("CAANZ").

Dr. William King To NG ("Dr. Ng"), aged 48, has served as our R&D Project Director since April 2013. He has more than ten years of experience in the 3D photography, auto-stereoscopic display and 3D TVs. Starting in 2003, Dr. Ng was a postdoctoral fellow of the Department of Electrical and Electronic Engineering, The University of Hong Kong. His research interests include visual communication, image-based rendering, and video transmission. He has published more than 30 papers in international journals and conferences. Dr. Ng has a Doctor of Philosophy degree and a Master of Philosophy degree in the Electrical and Electronic Engineering from The University of Hong Kong, and a Bachelor of Engineering degree in Computer Engineering from the City University of Hong Kong. He is also a member of the Institute of Electrical and Electronics Engineers (MIEEE).

Mr. Tommy WONG (“Mr. Wong”), aged 51, joined the Group since Nov 2019 as Accounting Manager. He has over 20 years experiences in accounting, auditing, taxation and financial management gained from various sizeable listed companies in Hong Kong. He holds a Bachelor’s degree of Business Administration from Hong Kong Baptist University. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants.

Ms. Lu XIA ("Ms. Xia"), aged 34, is our corporate services executive. Ms. Xia most recently was the executive in charge of our audio production division. Ms. Xia has worked for the Group since 2013 initially in the display division and then in business development. Ms. Xia has over 6 years of experience working in the audio and display industry, corporate affairs and general consulting. Ms. Xia has a Master of Science degree from Northeastern University and a Bachelor Degree of Arts from Shenzhen University in China.

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

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful in achieving sales targets,
•	Successful contract negotiations,
•	Achievement of research project milestones within scheduled time and/or budget, and
•	Our share price reaching a targeted level on the ASX/NASDAQ over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors in fiscal 2019.

	Short-term Benefits		Post Employment		Share-based		Total
			Benefits		Payments
	Salary &	Other	Super-	Retirement	Shares	Options
	Fees		annulation	Benefits
	A$	A$	A$	A$	A$	A$	A$
Con Unerkov (4)	-	683,944	N/A	N/A	N/A	N/A	683,944
Uwe von Parpart (6)	-	N/A	N/A	N/A	N/A	N/A	-
Dr. Man-Chung Chan	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Dr. Chang Yuen Chan (5)	1,537	N/A	N/A	N/A	N/A	N/A	1,537
Wuhua Zhang (1)	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Lawrence Chen (2)	-	N/A	N/A	N/A	N/A	N/A	-
Dr. Herbert Ying Chiu Lee (3)	-	N/A	N/A	N/A	N/A	N/A	-
Total	31,537	683,944	N/A	N/A	N/A	N/A	715,301

(1)	Mr. Wuhua Zhang was appointed as a director on August 13, 2018.
(2)	Mr. Lawrence Chen retired as a director on May 31, 2019.
(3)	Dr. Herbert Ying Chiu Lee retired as a director on May 31, 2019.
(4)	Mr. Con Unerkov was appointed as director and chairman of the Board on May 31, 2019. He is engaged under a service agreement provided by a related company.
(5) (6)	Dr. Chang Yuen Chan resigned as a director on February 11, 2019. Mr. Uwe von Parpart was appointed as director on December 17, 2019

Service Agreements

All the directors have formal letters of appointment in place that have been executed which outline their roles and responsibilities. The agreements with the Company have no fixed term and the directors' position can be terminated with cause without notice, and subject to the Company's Constitution. The letters of appointment executed do not provide for any termination payment to directors in the event of being terminated or removed from their positions. Our director, Mr. Con Unerkov, has a service agreement provided by a related company. The service agreement can be terminated immediately for serious misconduct, and for all other cases, a 3 months' notice period. Please refer to the executive compensation table for details on director individual remuneration.

Employee Share Option Plan

The Company currently does not have an Employee Share Option Plan.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2019 as these amounts were expensed and paid as of this date.

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

Corporate Governance

ASX Corporate Governance Principles

Pursuant to an exception available to FPIs, we, as an Australian company, are not required to comply with the corporate governance practices followed by U.S. companies under NASDAQ listing standards. In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on Nasdaq. The practices we follow in lieu of NASDAQ's corporate governance requirements is the ASX Best Practice Guide published by the ASX Corporate Governance Council. The Guide contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structure and practices. It is not mandatory to follow the Recommendations. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. We believe that we are in material compliance with the ASX Corporate Governance Principles. Set forth below are material provisions of the ASX corporate Governance Principles together with the reasons, where applicable, for variation therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2019, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2019 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

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

Our Board of Directors has determined that each of Dr. Man-Chung Chan, Mr. Uwe von Parpart and Dr. Heming Cui qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

Committees of the Board of Directors

Audit Committee. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective "independence" requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our consolidated financial statements, including the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, our independent registered public accounting firm’s qualifications and independence, and independent registered public accounting firm, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of three board members, each of whom satisfies the "independence" requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Dr. Man-Chung Chan, Mr. Uwe von Parpart and Dr. Heming Cui. Dr. Man-Chung Chan is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Dr. Man-Chung Chan, Mr. Uwe von Parpart and Dr. Heming Cui are the current members of the Nomination and Remuneration Committee, each qualified as an "independent director" within the meaning of NASDAQ Marketplace Rules. Dr. Man-Chung Chan is the chairman of this committee.

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

As of December 31, 2017, we had 53 employees. Of these employees, 3 were employed in administration and management located in the Australia, 11 employees in finance, administration and management located in the Hong Kong and 23 employees in operations located in Hong Kong, 7 employees in finance, administration and management located in the China and 9 employees in operations located in China.

As of December 31, 2018, we had 74 employees. Of these employees, 2 were employed in administration located in the Australia, 19 employees in finance, administration and management located in the Hong Kong and 27 employees in operations located in Hong Kong, 8 employees in finance, administration and management located in the China and 18 employees in operations located in China.

As of December 31, 2019, we had 53 employees. Of these employees, 2 were employed in administration located in the Australia, 11 employees in finance, administration and management located in the Hong Kong and 14 employees in operations located in Hong Kong, 7 employees in finance, administration and management located in the China and 19 employees in operations located in China.

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

The following table sets forth information regarding shares of our common stock beneficially owned as of December 31, 2019 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Name/Address (1)	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants/ Convertible Note Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (2)
---------------------------	-------------	--------------------	--------------------	------------------	----------------

Con Unerkov (3) (5)	-	-	-	-	-
Uwe von Parpart (4)
Dr. Man-Chung Chan	-	-	-	-	-
Wuhua Zhang	-	-	-	-	-
All officers and directors as a Group (4 Persons)	-	-	-	-	-
Marvel Finance Limited (6)	2,201,412	-	-	2,201,412	65.18%

Notes:
(1)	Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at 7/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
(2)	For purposes of computing the percentage of outstanding common stocks held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the date of the table above on December 31, 2019, there were 3,377,386 outstanding shares of our common stock and there was no options, warrants, and convertible notes outstanding entitling the holders to purchase any shares of our common stock owned by officers and/or directors of the Company.
(3) (4)	Appointed as a director of the Company on May 31, 2019. Appointed as a director of the Company on December 17, 2019.
(5)	The person holds less than one percent of the shares in the Company.
(6)	Marvel Finance Limited, a company wholly owned and controlled by Dr. Herbert Ying Chiu Lee.

As of May 25, 2020, we had 273,970 shares of our Common Stock held by 245 shareholders in our share registrar in Australia, the host county and we had 3,389,130 shares of our Common Stock held by 25 shareholders in our share registrar in USA.

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2019 and 2018 which are highlighted in the consolidated financial statements.

For the year ended December 31, 2019

During the year, the Group had the following related party transactions:

a)  Purchase of products of A$523,650 from related parties

c)  Service fees paid of A$571,519 to related parties

d)  Interest income of A$115,678 by the ultimate holding company

e)  Company secretarial and service fees paid of A$563,196 to related parties

During the year, the Group incurred expenditure of A$40,000 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

During the year ended 31 December 2019, the unsecured bank overdraft and bank borrowings are personally guaranteed by our former director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

For the year ended December 31, 2018

During the year, the Group had the following related party transactions:

a)  Revenue received from related parties of A$41,291

b)  Purchases of plant and equipment from related parties of A$512,561

c)  Services fees paid of a related party of A$595,645

d)  Finance costs charged of A$396,868 by the ultimate holding company

e)  Company secretarial, taxation service and interim CFO fee totaling A$117,663 paid to a company where our former Company Secretary George Yatzis is a partner

During the year, on December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to MFL by the issuance of 708,500 shares in the Company. As at December 31, 2108, MFL owns 2,201,412 shares, representing approximately 65.18% in the Company and is the ultimate controlling party of the Group.

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

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal year ending December 31, 2019 are included in Item 18 of this annual report on Form 20-F.

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

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC fil products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, were then directors and shareholders of Teko.

On January 20, 2020, the Company entered into a convertible note purchase agreement (the "Purchase Agreement") with CIMB Limited, an independent third party. Pursuant to the Purchase Agreement, CIMB will loan HK$14 million (about US$1.8 million) under a convertible promissory note (the "Note") with a coupon rate of 10% per annum, maturing in two years from the date of the Purchase Agreement. Interest is payable in cash on a quarterly basis, with the first payment due by March 31, 2020. The Company, at its sole option, may pay interest in ordinary shares based on 75% of the average of the closing prices of its ordinary shares for the five trading days prior to each end-of-quarter interest due date. The holder of the Note has the right to convert the principal and accrued interest to ordinary shares of the Company at a conversion price of US$5.00 per share over the term of the Note. The conversion price is subject to downward adjustment if the Company sells ordinary shares below the conversion price within 12 months after the date of the Purchase Agreement. Both the Company and the holder may request prepayment of the Note at any time without penalty after the Company receives financing of a minimum of US$4 million. The holder of the Note is also entitled to piggyback registration rights.

On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the Note Purchase Agreement to limit the total number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company as of the date of Purchase Agreement. The supplement agreement further provides that the conversion price shall, in no event, be less than US$1.50 per share, subject to regulatory or shareholder approval.

As announced in the Form 6K on February 24, 2020, on February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of the Company ("Ordinary Shares") and warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share (the "Cash Offering"). The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and will generate a net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

Pursuant to the Securities Purchase Agreement, the Company may not, subject to certain exceptions, within 120 days of the closing, issue or enter into any agreement, other than with the Investor, to issue any ordinary shares (or securities convertible into ordinary shares) with registration rights or involving a drawdown 'off the shelf' on a variable rate transaction. Furthermore, the Investor a right of first participation, subject to certain conditions and only as long as the Investor holds Warrants (which expire 12 months after issuance), to participate in an amount of up to US$5 million in any debt or equity capital raising proposed by the Company.

Pursuant to the form of Warrant, if the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.

On May 12, 2020, the Company issued the Warrant Shares as a result of the exercise of Warrants. The Warrants were exercised by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company as the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date was less than US$10.50 per Share.

In May 2020, the Company disposed its research and development operation to independent third parties so that the Group could rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Capital Markets

Our ordinary shares have traded on the Nasdaq Capital Markets since August 4, 2017. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the Nasdaq since being listed on the Nasdaq Capital Markets.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended December 31,2017	US$	US$
August 2017	7.20	6.00
September 2017	8.03	7.34
October 2017	7.50	7.12
November 2017	10.00	6.00
December 2017	7.24	5.60

Fiscal Year Ended December 31, 2018:
First Quarter	6.25	3.19
Second Quarter	44.00	1.85
Third Quarter	18.04	8.38
Fourth Quarter	12.99	4.01

Fiscal Year Ended December 31, 2019:
First Quarter	18.00	5.31
Second Quarter	15.51	7.30
Third Quarter	10.26	6.35
Fourth Quarter	11.82	5.44

Month Ended:
July 2019	10.26	6.35
August 2019	8.84	6.50
September 2019	8.60	6.66
October 2019	7.50	6.50
November 2019	8.71	5.44
December 2019	11.82	6.50
January 2020	9.9	7.72
February 2020	8.5	4.84
March 2020	5.49	2.60
April 2020	5.24	2.88
May 2020	4.37	2.93

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on February 22, 2013 to our delisting from the ASX on June 15, 2018.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As at December 31, 2019, we had 3,377,386 Common Stock issued, outstanding and fully paid.

On February 20, 2020 the Company completed a Securities Purchase Agreement (“SPA”) and  issued 158,730 ordinary shares at a share price of USD6.30 (or about A$) per share for a total subscription proceeds of USD1,000,000.

On May 12, 2020, the Company issued 126,984 ordinary shares as a result of the exercise of warrants (as describe more fully under Warrants below) issued under the SPA above. The warrants were exercised by means of a cashless exercise pursuant to conditions in the form of warrant.

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

Warrants

On February 20, 2020 the Company entered into a SPA for the sale of 158,730 ordinary shares of the Company and warrants (“Warrants”) to purchase up to 126,984 ordinary shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. If the VWAP of the Company’s ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.  On May 12, 2020, all the Warrants were exercised by means of a cashless exercise.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a "qualified dividend". A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the Nasdaq Capital Market, which should then qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the "Treaty") satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2019 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect that we could be classified as a PFIC for our December 31, 2019 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled "Passive Foreign Investment Company Rules," if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited consolidated financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2019 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will be considered a PFIC for any future taxable year.

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

I.	Subsidiary Information

At the date of this report, we have 9 subsidiaries as follows:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Smartglass Limited (Formerly Dragon Creative Ltd)	Hong Kong	100% Direct	Sales and distribution of switchable glass
GOXD Technology Limited	Hong Kong	76% Indirect	Development and distribution of 3D digital picture frames
Marvel Digital Ltd	Hong Kong	95% Indirect	Development of 3D autostereoscopic display technology and investment holding
Visumotion International Ltd (to be renamed Cystar International Limited)	Hong Kong	95% Indirect	Sale of software and provision of consultancy services
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Ltd)	China, PRC	95% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services
GOXD Dongguan Ltd	China, PRC	76% Indirect	Design of 3D digital picture frames
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2019. Based on that evaluation, the Executive Chairman and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2019.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Framework") Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting is not effective as of December 31, 2019 under the COSO 2013 Framework.

Management's Annual Report on Internal Control over Financial Reporting (Continued)

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2019:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override; and

ii.	ineffective controls over period end financial disclosure and reporting processes.

Management believes that the material weaknesses set forth in items (1) through (2) above did not have an effect on the Company's financial reporting during the year ended December 31, 2019.

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

While we now believe that these material weaknesses are currently being addressed, we will continue our remediation efforts during fiscal year 2020.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On January 15, 2019 the Company appointed Ramirez Jimenez International CPAs ("RJI") as our Principal Independent Registered Public Accountants engaged to audit our financial statements for the year ended December 31, 2018.

Fee Category	2019		2018
Audit Fees	US$	289,000	US$	34,000
Audit-Related Fees	US$	-	US$	-
Tax Fees	US$	-	US$	-
All Other Fees	US$	-	US$	-

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

Financial Statements - Index to Consolidated Financial Statements

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of their operations, and their cash flows for the years ended December 31, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of $16,700,199 and used cash in operating activities in the amount of $5,547,544 during the year ended December 31, 2019, and had accumulated losses of $25,786,912 as of December 31, 2019, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Irvine, California

June 15, 2020

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements" of Integrated Media Technology Limited (the "Company") and its subsidiaries (collectively, the "Group")). In our opinion, such consolidated financial statements present fairly, in all material respects, the results of their operations, and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
We have served as the Company’s auditor since 2016 to January 15, 2019.

Hong Kong, China

March 31, 2018

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME / (LOSS)

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2019 A$	2018 A$	2017 A$
Revenue, net	4	1,275,425	1,324,406	5,762,711
Cost of sales		(1,008,821)	(723,711)	(2,548,064)
		266,604	600,695	3,214,647

Interest income		115,762	21,409	3,092
Gain on disposal of plant and equipment		212,195	-	-
Gain on fair value change in derivative financial instruments	25	127,551	709,543	-
Gain on fair value change in contingent consideration liability	5	-	-	3,953,537
Gain on disposal of subsidiaries	27(a)	-	608,995	-
Other income	6	807,831	469,660	434,296
		1,529,943	2,410,302	7,605,572

Expenses
Employee benefit expenses	8	(4,034,378)	(2,253,411)	(1,887,692)
Depreciation and amortization expenses	8	(3,174,784)	(2,029,373)	(2,021,131)
Professional and consulting expenses		(2,019,970)	(1,746,762)	(301,732)
Travel and accommodation expenses		(281,895)	(384,184)	(333,503)
Office expenses and supplies		(312,343)	(659,611)	(447,414)
Rental costs	8	(637,321)	(674,112)	(407,184)
Other operating expenses		(794,036)	(1,069,784)	(655,669)
Finance costs	7	(1,561,625)	(1,383,399)	(107,101)
Provision for impairment loss of goodwill		(4,486,301)	(9,953,311)	-
Provision for inventories obsolescence	8	(799,871)	(100,000)	-
Exchange (loss) / gain		(10,296)	493,365	61,307
Total expenses		(18,112,820)	(19,760,582)	(6,100,119)

(Loss)/profit before income tax	8	(16,582,877)	(17,350,280)	1,505,453
Income tax (expenses) / credit	9	(117,322)	507,057	187,213

(Loss)/profit for the year		(16,700,199)	(16,843,223)	1,692,666

Other comprehensive income / (loss)
Items that may be re-classified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries		157,471	1,015,454	(657,314)

Other comprehensive income / (loss) for the year, net of tax		157,471	1,015,454	(657,314)

Total comprehensive (loss)/income for the year		(16,542,728)	(15,827,769)	1,035,352

(Loss)/profit for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(15,646,147)	(15,962,278)	1,695,567
Non-controlling interests		(1,054,052)	(880,945)	(2,901)

		(16,700,199)	(16,843,223)	1,692,666

Total comprehensive (loss)/income for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(15,540,317)	(15,119,876)	1,033,582
Non-controlling interests		(1,002,411)	(707,893)	1,770

		(16,542,728)	(15,827,769)	1,035,352

(Loss)/earnings per share		A$	A$	A$
- Basic and Diluted	11	(4.63)	(5.93)	0.64

The above consolidated statements of profit or loss and other comprehensive income / (loss) should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

	December 31,
		2019	2018
	Note	A$	A$
ASSETS
Current Assets
Cash and bank balances		735,724	1,514,215
Inventories	12	749,173	1,394,065
Right of use assets	23(a)	682,119	-
Trade and other receivables	13	770,958	1,183,765
Other assets	14	2,291,273	1,908,269

Total Current Assets		5,229,247	6,000,314

Non-Current Assets
Plant and equipment	15	729,117	729,480
Intangible assets and goodwill	16	9,950,803	16,323,167
Right of use assets	23(a)	425,773	-
Development projects	17	3,611,336	2,980,113

Total Non-Current Assets		14,717,029	20,032,760

TOTAL ASSETS		19,946,276	26,033,074

LIABILITIES
Current Liabilities
Trade and other liabilities	18	4,338,495	636,042
Provision for employee benefits	19	64,135	54,320
Amounts due to related companies	20	6,101,850	2,130,368
Amount due to ultimate holding company	21	582,832	172,773
Borrowings	22	1,817,782	1,708,875
Lease liability	23(b)	666,868	18,123
Convertible bonds	24	4,420,899	-

Total Current Liabilities		17,992,861	4,720,501

Non-current Liabilities
Lease liabilities	23(b)	501,739	39,169
Deferred tax liabilities	9	1,372,653	1,244,814
Convertible bonds	24	-	3,280,744
Derivative financial instruments	25	-	126,095

Total Non-Current Liabilities		1,874,392	4,690,822

TOTAL LIABILITIES		19,867,253	9,411,323

NET CURRENT (LIABILTIES) / ASSETS		(12,763,614)	1,279,813

NET ASSETS		79,023	16,621,751

CAPITAL AND RESERVES
Issued capital (no par value, 3,377,386 ordinary shares issued and outstanding as of December 31, 2019 and 2018)	28	18,902,029	18,902,029
Foreign currency translation reserve	29(a)	735,213	629,383
Other reserves	29(b)	4,423,141	4,959,089
Accumulated losses		(25,786,912)	(10,676,713)

Total equity attributable to equity shareholders of Integrated Media Technology Limited		(1,726,529)	13,813,788
Non-controlling interests		1,805,552	2,807,963

TOTAL EQUITY		79,023	16,621,751

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars)

	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance at January 1, 2017	10,410,279	3,589,998	410,326	-	(55,621)	14,354,982
Changes in equity for 2017:
Profit / (loss) for the year	-	1,695,567	-	-	(2,901)	1,692,666
Other comprehensive loss for the year, net of tax	-	-	(661,985)	-	4,671	(657,314)
Total comprehensive income for the year	-	1,695,567	(661,985)	-	1,770	1,035,352
Balance at December 31, 2017 and as at January 1 2018	10,410,279	5,285,565	(251,659)	-	(53,851)	15,390,334

Changes in equity for 2018:
Loss for the year	-	(15,962,278)	-	-	(880,945)	(16,843,223)
Other comprehensive income for the year, net of tax	-	-	842,402	-	173,052	1,015,454
Total comprehensive loss for the year	-	(15,962,278)	842,402	-	(707,893)	(15,827,769)
Disposal of subsidiaries	-	-	38,640	-	41,420	80,060
Issue of convertible bonds (Note 29(b)(i))	-	-	-	535,948	-	535,948
Capital injection by non-controlling interests	-	-	-	-	3,528,287	3,528,287
Gain on deemed disposal of subsidiaries (Note 29 (b)(ii) & (iii))	-	-	-	4,423,141	-	4,423,141
Issuance of new ordinary shares (Note 28(b))	491,750	-	-	-	-	491,750
Issue of shares for conversion of debt (Note 28(b))	8,000,000	-	-	-	-	8,000,000
Balance at December 31, 2018 and as at January 1, 2019	18,902,029	(10,676,713)	629,383	4,959,089	2,807,963	16,621,751

Changes in equity for 2019:
Loss for the year	-	(15,646,147)			(1,054,052)	(16,700,199)
Other comprehensive income for the year, net of tax	-	-	105,830	-	51,641	157,471
Total comprehensive loss for the year	-	(15,646,147)	105,830	-	(1,002,411)	(16,542,728)

Transfer convertible bond reserves (Note 29 (b))	-	535,948	-	(535,948)	-	-
Balance at December 31, 2019	18,902,029	(25,786,912)	735,213	4,423,141	1,805,552	79,023

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

		Years Ended December 31,
		2019	2018	2017
	Note	A$	A$	A$
Cash flows from operating activities
(Loss) / profit before income tax		(16,582,877)	(17,350,280)	1,505,453
Adjustments to reconcile (loss) profit before income tax to net cash (used in) / provided by operating activities:
Depreciation and amortization		3,174,784	2,029,373	2,021,131
Write off of plant and equipment		-	171,371	-
Equity settled share based payment transaction		-	491,750	-
Impairment loss of trade receivables		11,052	124,528	-
Provision for inventories obsolescence		799,871	100,000	-
Gain on disposal of subsidiaries		-	(608,995)	-
Gain on disposal of plant and equipment		(212,195)
Fair value change in derivative financial instruments		(127,551)	(709,543)	-
Fair value change in contingent consideration liability		-	-	(3,953,537)
Interest income from ultimate holding company		(115,678)	-	-
Interest received from ultimate holding company		18,714	-	-
Interest accrued for lease liabilities		109,675	-	-
Finance costs for convertible bonds		1,316,702	930,276	-
Interest paid for convertible bonds		(209,392)	(394,060)	-
Provision for impairment loss of goodwill		4,486,301	9,953,311	-
Net cash inflows / (outflows) from changes in working capital	33(b)	1,783,050	(1,596,164)	5,291,261

Net cash (used in) / provided by operating activities		(5,547,544)	(6,858,433)	4,864,308

Cash flows from investing activities
Payments for acquisition of plant and equipment		(1,223,028)	(838,238)	(47,513)
Payments for intangible assets		(7,283)	(587,864)	(181,287)
Payments for development projects		(598,306)	(1,884,172)	(1,961,191)
Disposal of subsidiaries, net of cash disposed of		-	(9,494)	-

Net cash used in investing activities		(1,828,617)	(3,319,768)	(2,189,991)

Cash flows from financing activities
Advances from / (repayment) of amounts due to related companies		3,954,640	1,806,044	(2,003,277)
Advance from other liabilities		2,610,091	-	-
Proceeds from bank borrowings		930,334	809,280	1,244,925
Repayment of bank borrowings		(840,285)	(904,850)	(821,200)
Advance from / (repayment) to ultimate holding company		501,343	(4,782,610)	-
Payment of lease liabilities		(573,010)	(10,180)	-
Proceeds from issuance of convertible bonds by a subsidiary		-	3,769,470	-
Proceeds from issue of shares of subsidiaries		-	7,951,428	-

Net cash provided by / (used in) financing activities	33(a)	6,583,113	8,638,582	(1,579,552)

Net (decrease) / increase in cash and cash equivalents		(793,048)	(1,539,619)	1,094,765
Effect of exchange rate changes on cash and cash equivalents		619,705	89,252	(61,658)
Cash and cash equivalents at the beginning of financial year		6,585	2,070,072	1,036,965

Cash and cash equivalents at the end of financial year		(166,758)	619,705	2,070,072

Analysis of cash and cash equivalents:
Cash and bank balances		735,724	1,514,215	2,860,014
Bank overdraft		(902,482)	(894,510)	(789,942)
Cash and cash equivalents		(166,758)	619,705	2,070,072

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMTE”) and its controlled entities for the years ended December 31, 2019, 2018 and 2017 which were authorized for issue by the Board of Directors on June 13, 2020. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Hong Kong and China.

The Company and its subsidiaries are referred to as the “Group”.

On May 2, 2017, the Company effected a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on March 2, 2017 and have been retrospectively restated in these consolidated financial statements.

On October 18, 2016, the Company approved to change its name to “Integrated Media Technology Limited”.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of December 31, 2019, the Company had accumulated losses of A$25,786,912 and generated a net loss in 2019 of A$16,700,199 and used cash in operating activities in the amount of A$5,547,544. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Since December 31, 2019, the Company was successful in raising a total of US$2.8 million through debt and equity financing for the repayment of debts and working capital in the Company. Furthermore, the Company disposed of its research and development operation to reduce the overhead of the Group going forward and focus on the sale and marketing operation. The Company will need to continue to raise funds through the sale of its equity securities and issuance of debt instruments to obtain additional operating capital. The Company is and will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing, it would be unlikely that the Company will continue as a going concern.

Based on the Company’s current rate of cash outflows, cash on hand and proceeds from the recent sale of equity securities and convertible promissory note, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next 12 months.

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Continue developing its business, products and services and seek strategic partnerships and alliances or joint ventures to grow our revenue and profitability.

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

NOTE 2. BASIS OF ACCOUNTING

The consolidated financial statements present a general purpose financial report that has been prepared in accordance with Australian Accounting Standards (“AASBs”), including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 as appropriate for for-profit entities. The consolidated financial statements also comply with International Financial Reporting Standards (“IFRSs”) as adopted by the International Accounting Standards Board.

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

The consolidated financial statements comprise the financial statements of IMTE and its subsidiaries as at December 31, 2019 (the “Group”). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at December 31, 2019 is disclosed in Note 26 to the consolidated financial statements. Other than Marvel Digital Limited, Visumotion International Limited and GOXD Technology Limited, all other controlled entities have a December, 31 statutory financial year end.

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

(c)	Business Combinations

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

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss, except to the extent that they relate to items recognised in other comprehensive income / loss or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Group has applied IFRS 16 using the modified retrospective approach, and therefore, the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

The policy applicable from 1 January 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into, on or after 1 January 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative and-alone prices. However, for the leases of property the Group has elected not to separate lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;

-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	amounts expected to be payable under a residual value guarantee; and
-	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in‘propertyand equipment’ and lease liabilities in ‘loans and borrowings’ in the consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Leases (continued)

Policy applicable before 1 January 2019

For contracts entered into before 1 January 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether: fulfilment of the arrangement was dependent on the use of a specific asset or assets; and the arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met: the purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output; the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or; amounts expected to be payable under a residual value guarantee; and facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

As a lessee

In the comparative period, where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are recognised as plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(k). Impairment losses are accounted for in accordance with an accounting policy as set out in note 3(h). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	property and equipment (other than properties carried at revalued amounts);

-	intangible assets; and

-	goodwill.

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

Financial instruments are initially measured at costs on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition, these instruments are measured as set out below.

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

At each reporting date, the Group assesses whether there is any objective evidence that a financial instrument has been impaired. Impairment losses are recognized in profit or loss.

(j)	Trade deposits

Trade deposits are payments in advance to suppliers of equipment, products and services, which are initially recognized at fair value, and thereafter stated at amortized cost using the effective interest method less impairment losses, except where the effect of discounting would be immaterial.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The depreciable amount of all fixed assets are depreciated over their estimated useful lives to the Group commencing from the time the assets is held and ready for use.

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

For years ended December 31, 2019 and 2018, the comprehensive income was A$735,213 and A$629,383 respectively, which was mainly resulted from the translation of the foreign operations in Hong Kong (HK$) and China (RMB) into Australia dollars. The significant monetary items denominated in currencies other than Australia dollars include intangible assets and goodwill, due to related companies, amount due to ultimate holding company, borrowings, convertible bonds and derivative financial instruments.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Trade and Other Receivables

Trade receivables are recognized at original invoice amounts less an allowance for uncollectible amounts and have repayment terms between 30 and 90 days. Collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance is made for doubtful debts where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms. Objective evidence of impairment includes financial difficulties of the debtor, default payments or debts more than 30 days overdue. On confirmation that the trade receivable will not be collectible, the gross carrying value of the asset is written off against the associated provision.

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

At initial recognition, the liability component of the convertible bonds is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible bonds as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Employee Benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the date of the consolidated statement of financial position.

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

We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. We account for a contract with customer when we have approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We identify separate contractual performance obligations and evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. All of our performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices (“SSP”). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

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

Income is recognized as interest accrues using the effective interest method.

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

Cash flows are included in the consolidated statements of cash flows on a gross basis, and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

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

Government grants are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expenses are recognised as income over the periods necessary to match grants to the costs that are being compensated. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the assets on a straight line basis.

(ab)	Fair Value

Fair values may be used for financial asset and liability measurements and for sundry disclosures.

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

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac)	New, Revised or Amending Accounting Standards and Interpretations
(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2019:

IFRS 16 Leases

The Group has initially adopted IFRS 16 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019, but they did not have a material effect on the Group’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 as of January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed are disclosed below.

A.	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for leases of properties in which it is a lessee, the Group has elected not to separate non-lease components and will instead account for the lease and non- lease components as a single lease component.

B.	As a lessee

The Group leases many assets, including properties, production equipment and IT equipment.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac)	New, Revised or Amending Accounting Standards and Interpretations (Continued)

IFRS 16 Leases (Continued)

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. IT equipment). The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘plant and equipment’, the same line item as it presents underlying assets of the same nature that it owns. Right-of-use assets that meet the definition of investment property are presented within investment property. The carrying amounts of right-of-use assets are as below. The movements in this right-of use assets are set out in Note 3 (ii) below.

Property
A$
Balance at January 1, 2019	1,106,486

Balance at December 31, 2019	1,064,986

The Group recognizes right-of-use assets and lease liabilities at the lease commencement date. The right-of-use assets are initially measured at discounted cost using the Group’s incremental borrowing rate, and subsequently at discounted cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

When a right-of-use asset meets the definition of investment property, it is presented in investment property. The right-of-use asset is initially measured at cost, and subsequently measured at fair value, in accordance with the Group’s accounting policies.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac)	New, Revised or Amending Accounting Standards and Interpretations (Continued)

IFRS 16 Leases (Continued)

C.	Transition

Previously, the Group classified property leases as operating leases under IAS 17. These include warehouse and factory facilities. The leases typically run for a period of 10 years. Some leases include an option to renew the lease for an additional five years after the end of the non-cancellable period. Some leases provide for additional rent payments that are based on changes in local price indices.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at either:

-	their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application – the Group applied this approach to its largest property lease; or

-	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term;

-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Group leases a number of items of production equipment. These leases were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

D.	Impact on transition

On transition to IFRS 16, the Group recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

January 1 2019
A$
Right-of-use assets	1,106,486

Lease liabilities	1,106,486

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted- average rate applied is 6%.

A$
Operating lease commitments at December 31, 2018 as disclosed in the Group’s consolidated financial statements	1,333,260

Net present value of lease commitments/liabilities at January 1, 2019	1,106,486

Finance lease liabilities recognized as at December 31, 2018	57,292
- Recognition exemption for leases of low-value assets	-
- Recognition exemption of leases with less than 12 months of lease term at transition	-
- Extension options reasonably certain to be exercised	-
Lease liabilities recognized at January 1, 2019	1,163,778

Right of use assets

Property
A$
As at January 1, 2019 – remark 1	1,106,486
During the period
Addition – remark 2	1,267,476
Terminations	(825,454)
Transfer from plant and equipment	41,838
Depreciation	(488,520)
Exchange difference	6,066
Balance at December 31, 2019	1,107,892

Remark:

1.	As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized A$1,106,486 of right-of-use assets and A$1,106,486 of lease liabilities as at January 1, 2019.

2.	During the year ended December 31, 2019, the Group entered into 3 new lease agreements for rental of property for two years. The Group makes fixed monthly payments. On lease commencement, the Group recognized A$1,267,476 of right-of-use assets and A$1,323,407 of lease liabilities.

Also in relation to those leases under IFRS 16, the Group has recognized depreciation and interest costs, instead of operating lease expense. During the year ended December 31, 2019, the Group recognized A$488,520 of depreciation charges and A$109,027 of interest costs from these leases.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac)	New, Revised or Amending Accounting Standards and Interpretations (Continued)

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below and not expected to have a significant impact on the Group’s consolidated financial statements. The Group does not plan to adopt these standards early.

- Amendments to References to Conceptual Framework in IFRS Standards.;
- Definition of a Business (Amendments to IFRS 3);
- Definition of Material (Amendments to IAS 1 and IAS 8); and
- IFRS 17 Insurance Contracts.

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

The goodwill included in the consolidated financial statements was derived from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit (“CGU”) to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is A$NIL (2018: A$4,468,293). Details of the recoverable amount calculations are disclosed in Note 16.

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

Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustments, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and comprehensive income (loss).

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad)	Critical Accounting Judgments, Estimates and Assumptions (continued)
(v)	Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized, the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3(e), from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgmental apportionment of costs.

(vi)	Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(h) for details regarding the method and assumptions used.

(vii)	Fair value of convertible bonds

The fair value of convertible bonds are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

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

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There is no more contingent liabilities as at December 31, 2018 and 2019, as the Company recognized the actual deferred performance fee to be paid to MFL of A$15,110,749 in 2017.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

(i)	IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (“IFRS 4”) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by: • A specific adaptation for contracts with direct participation features (the variable fee approach) • A simplified approach (the premium allocation approach) mainly for short-duration contracts IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

(ii)	Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

(iii)	Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,273,921	1,262,066	4,365,364
Sales of software and technology solutions	1,504	13,731	1,180,491
Sales and distribution of audio products	-	48,609	54,251
Provision of consultancy and other services	-	-	162,605

Total Revenue	1,275,425	1,324,406	5,762,711

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has three operating segments for the year ended December 31, 2019 (2017: four and 2018: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, and conversion equipment, software and others, (2) provision of consultancy services and (3) corporate. In the prior years, the Group also had the business segment sale and distribution of audio products.

Revenue by geographic location

The Group’s operations are located in the PRC and Hong Kong. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Australia	-	-	-
Hong Kong	1,195,150	326,943	3,235,872
China	80,275	997,463	2,526,839

	1,275,425	1,324,406	5,762,711

Non-current assets by geographic location

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Australia	-	4,468,293	13,062,904
Hong Kong	13,136,585	14,534,313	12,384,224
China	1,580,444	1,030,154	1,213,951

	14,717,029	20,032,760	26,661,079

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Major customers

For the year ended December 31, 2019, the Group has two individual customers (2018 and 2017: 2 and 5 respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2019		December 31, 2018		December 31, 2017
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$

Customer A	41%	-	-	-	-	-
Customer B	13%	116,488	-	-	-	-
Customer C	-	-	44%	576,590	-	-
Customer D	-	-	28%	346,163	-	-
Customer E	-	-	-	-	20%	-
Customer F	-	-	-	-	14%	521,334
Customer G	-	-	-	-	13%	802,009
Customer H	-	-	-	-	11%	9,029
Customer I					10%	50,717

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Segment information for the reporting period is as follows:

For the year ended December 31, 2019	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products* A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,275,425	-	-	-	1,275,425
Interest income	115,707	-	-	55	115,762
Fair value change in derivative financial instruments	-	-	-	127,551	127,551
Other income	807,831	-	-	-	807,831
Gain on disposal of property and equipment	212,195	-	-	-	212,195
Segment revenue	2,411,158	-	-	127,606	2,538,764

Cost of sales	1,008,821	-	-	-	1,008,821
Employee benefit expenses	3,302,504	-	42,573	689,301	4,034,378
Depreciation and amortization expenses	3,166,643	-	7,375	766	3,174,784
Professional and consulting expenses	711,172	-	547,018	761,780	2,019,970
Travel and accommodation expenses	174,914	-	51,171	55,810	281,895
Other operating expenses	1,731,000	-	5,544	17,452	1,753,996
Provision for impairment loss of goodwill	-	-	-	4,486,301	4,486,301
Provision for obsolesce inventory	799,871	-	-	-	799,871
Finance costs	1,561,625	-	-	-	1,561,625
Segment expenses	12,456,550	-	653,681	6,011,410	19,121,641
Segment operating (loss) / profit	(10,045,392)	-	(653,681)	(5,883,804)	(16,582,877)

Segment assets 2019	12,498,397	-	29,716	7,418,163	19,946,276
Segment liabilities 2019	16,209,166	-	3,004,589	653,498	19,867,253

* Discontinued in 2019

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2018	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,275,797	48,609	-	-	1,324,406
Interest income	21,343	1	-	65	21,409
Fair value change in derivative financial instruments	-	-	-	709,543	709,543
Other income	469,660	-	-	-	469,660
Gain / (loss) on disposal of subsidiaries	521,042	(39,399)	-	127,352	608,995
Segment revenue	2,287,842	9,211	-	836,960	3,134,013

Cost of sales	696,787	26,924	-	-	723,711
Employee benefit expenses	2,154,015	-	32,025	67,371	2,253,411
Depreciation and amortization expenses	2,002,195	586	26,592	-	2,029,373
Professional and consulting expenses	1,273,595	-	-	473,167	1,746,762
Travel and accommodation expenses	244,867	481	21,142	117,694	384,184
Other operating expenses	2,175,550	(446,085)	2,530	278,147	2,010,142
Provision for impairment loss of goodwill	-	-	-	9,953,311	9,953,311
Finance costs	986,531	-	-	396,868	1,383,399
Segment expenses	9,533,540	(418,094)	82,289	11,286,558	20,484,293
Segment operating (loss) / profit	(7,245,698)	427,305	(82,289)	(10,449,598)	(17,350,280)

Segment assets 2018	11,674,848	-	35,610	14,322,616	26,033,074
Segment liabilities 2018	2,797,393	-	(688,268)	7,302,198	9,411,323

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2017	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	5,708,460	54,251	-	-	5,762,711
Interest income	3,030	-	-	62	3,092
Fair value change in contingent consideration liability	-	-	-	3,953,537	3,953,537
Other income	434,296	-	-	-	434,296
Segment revenue	6,145,786	54,251	-	3,953,599	10,153,636

Cost of sales	2,506,037	42,027	-	-	2,548,064
Employee benefit expenses	1,681,123	5,831	134,415	66,323	1,887,692
Depreciation and amortization expenses	1,937,133	1,001	79,930	3,067	2,021,131
Professional and consulting expenses	36,482	1,913	11,808	251,529	301,732
Travel and accommodation expenses	285,693	6,376	1,508	39,926	333,503
Other operating expenses	1,184,595	18,626	17,768	227,971	1,448,960
Finance costs	107,101	-	-	-	107,101
Segment expenses	7,738,164	75,774	245,429	588,816	8,648,183
Segment operating profit / (loss)	(1,592,378)	(21,523)	(245,429)	3,364,783	1,505,453

Segment assets 2017	16,868,789	73,130	57,923	18,859,607	35,859,449
Segment liabilities 2017	4,615,366	76,731	(587,484)	16,364,502	20,469,115

In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

NOTE 5. GAIN ON FAIR VALUE CHANGE IN CONTINGENT CONSIDERATION LIABILITY

As at December 31, 2018 and 2019, the Group did not have any contingent consideration liability.

In 2017, the fair value change in contingent consideration liability represented the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited ("MDL") from Marvel Finance Limited ("MFL"). In accordance to the terms of MDL acquisition, the Company was to pay a deferred consideration calculated at 5 times of the 2 years average of the consolidated profits of MDL from the completion date less the initial consideration. As of 30 September 2017, there was a contingent liability of A$15,110,749 which was recognized as the actual deferred performance fee paid to MFL. This resulted in the write back of liabilities and a gain on fair value change in contingent consideration liability of A$3,953,537 and a credit to foreign exchange reserve of A$1,683,749 in 2017.

NOTE 6. OTHER INCOME

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Government grant	789,083	436,889	426,281
Sundry income	18,748	32,771	8,015
	807,831	469,660	434,296

NOTE 7. FINANCE COSTS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Bank overdraft and borrowing interest	84,920	53,262	42,285
Interest on revolving loan	50,328	-	-
Interest on finance lease liability	109,675	2,993	3,750
Interest on convertible bonds (Note 24)	1,316,702	930,276	-
Interest charged by the ultimate holding company	-	396,868	61,066
	1,561,625	1,383,399	107,101

NOTE 8. (LOSS) / PROFIT BEFORE INCOME TAX

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Employee benefit expenses:
- Wages and salaries	3,352,495	2,752,041	2,479,754
- Defined contribution superannuation plan expenses	255,708	150,114	106,414
- Less: Labor cost allocated to development projects	(289,126)	(716,115)	(764,476)
	3,319,077	2,186,040	1,821,692
- Executive directors’ remuneration	683,944	-	-
- Non-executive directors’ remuneration	31,357	67,371	66,000
	715,301	67,371	66,000
Total employee benefit expenses	4,034,378	2,253,411	1,887,692

Depreciation and amortization of non-current assets:
- Leasehold improvements	44,698	310,370	222,015
- Office furniture and equipment	504,447	115,123	304,262
- Motor vehicle	18,757	9,813	11,087
- Right of use assets	488,520	-	-
- Intangible assets	2,118,362	1,594,067	1,483,767
Total depreciation and amortization	3,174,784	2,029,373	2,021,131

Other Expenses:
Allowances for doubtful debts	11,052	124,528	-
Rental expense on operating lease	637,321	674,112	407,184
Provision for inventories obsolescence	799,871	100,000	-
Audit and review of financial statements:
- statutory audit of the Group in Australia	55,157	62,794	64,000
- statutory audit of the Group in USA	435,899	-	-
- auditors of the subsidiaries in Hong Kong and China	14,246	9,175	4,097
- audit for other reporting purposes	-	69,110	123,638
Total audit and review fees	505,302	141,079	191,735

NOTE 9. INCOME TAX (EXPENSE) / CREDIT

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Income tax over provision / (income tax expense)	-	102,853	-
Deferred tax (expense) / credit	(117,322)	404,204	187,213
Income tax (expenses) / credit	(117,322)	507,057	187,213

(a)	The prima-facie tax on (loss) / profit before income tax is reconciled to the income tax credit /(expense) as follows:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Numerical reconciliation of income tax expense to prima facie tax payable
(Loss) / Profit before income tax	(16,582,877)	(17,350,280)	1,505,453

Income tax credit / (expense) on profit / (loss) before income tax at 30%	4,974,863	5,205,084	(451,636)
Difference in overseas tax rates	(3,260,006)	(830,805)	27,266
Add / (less) the tax effect of:
Reversal of over provision	-	102,853	-
Tax losses and temporary differences for the year for which no deferred tax is recognized	(1,832,179)	(3,970,075)	611,583
Income tax (expenses) / credit	(117,322)	507,057	187,213

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Balance brought forward	(1,244,814)	(1,586,309)
Temporary differences derecognized	(117,322)	404,204
Release of disposal of subsidiaries	-	65,232
Exchange difference	(10,517)	(127,941)
Total	(1,372,653)	(1,244,814)

NOTE 9. INCOME TAX CREDIT / (EXPENSE) (Continued)

(c)	Income tax payable in the consolidated statement of financial position represents:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Balance brought forward	-	(1,046,219)
Over provision of prior years	-	102,853
Release on disposal of subsidiaries	-	992,343
Exchange difference	-	(48,977)
Total	-	-

NOTE 10. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2019 (2018: Nil).

NOTE 11. (LOSS) / EARNINGS PER SHARE

	Consolidated
	December 31, 2019	December 31, 2018	December 31, 2017
(Loss) / Profit after income tax attributable to shareholders	A$ (15,646,147)	A$ (15,962,278)	A$ 1,695,567
Number of ordinary shares	3,377,386	3,377,386	2,643,611
Weighted average number of ordinary shares on issue	3,377,386	2,692,543	2,643,611
Basic and diluted (loss) / earnings per share	A$ (4.63)	A$ (5.93)	A$ 0.64

The above number of shares and earnings per share in 2017 have been adjusted for the 30-for-1 reverse stock split effective on May 8, 2017.

NOTE 12. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Raw materials	843,686	1,216,298
Finished goods – displays and other products	789,984	277,767
Provision for inventories obsolescence	(884,497)	(100,000)
Total	749,173	1,394,065

NOTE 13. TRADE AND OTHER RECEIVABLES

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Trade receivables	892,488	1,086,161
Other receivables	2,390	222,132
	894,878	1,308,293
Less: Allowances for doubtful debts	(123,920)	(124,528)
	770,958	1,183,765

(a)	Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Current	-	-

Past due:
< 31 days	31,495	74,762
31 - 90 days	12,655	3,100
> 90 days	848,338	1,008,299
	892,488	1,086,161

(b)	Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balances are debtors with an aggregate carrying amount of A$892,488 (2018: A$1,086,161) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of A$123,920 (2018: A$124,528).

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 31(e) for further details of credit risk management.

NOTE 14. OTHER ASSETS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Prepayments	311,710	432,387
Trade deposits	1,522,976	559,683
Other deposits	262,228	874,840
VAT receivable	194,359	41,359
	2,291,273	1,908,269

NOTE 15. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Office Furniture and Equipment A$	Motor Vehicle A$	Total A$
At January 1, 2018
Cost	1,143,329	1,905,962	82,315	3,131,606
Accumulated depreciation	(937,745)	(1,601,569)	(10,975)	(2,550,289)
Net book amount	205,584	304,393	71,340	581,317

Year ended December 31, 2018
Opening net book amount	205,584	304,393	71,340	581,317
Additions	86,298	751,940	-	838,238
Disposals	-	(190,593)	-	(190,593)
Written off	(104,793)	-	(66,578)	(171,371)
Depreciation expenses	(115,123)	(310,370)	(9,813)	(435,306)
Exchange difference	16,511	25,038	65,646	107,195
Closing net book amount at December 31, 2018	88,477	580,408	60,595	729,480

At December 31, 2019
Cost	731,794	2,290,643	68,170	3,090,607
Accumulated depreciation	(643,317)	(1,710,235)	(7,575)	(2,361,127)
Net book amount at December 31, 2019	88,477	580,408	60,595	729,480

Year ended December 31, 2019
Opening net book amount	88,477	580,408	60,595	729,480
Additions	38,866	1,184,162	-	1,223,028
Disposals	-	(636,587)	-	(636,587)
Transfer to right of use assets (Note 23(a))	-	-	(41,838)	(41,838)
Depreciation expenses	(44,698)	(504,447)	(18,757)	(567,902)
Exchange difference	1,304	21,632	-	22,936
Closing net book amount at December 31, 2019	83,949	645,168	-	729,117

At December 31, 2019
Cost	826,997	2,888,508	-	3,715,505
Accumulated depreciation	(743,048)	(2,243,340)	-	(2,986,388)
Net book amount at December 31, 2019	83,949	645,168	-	729,117

NOTE 16. INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	Goodwill A$	Autostereoscopic 3D Display Technologies and Knowhow A$	Patents and Trademark A$	Software and License A$	Total A$

Cost
At January 1, 2018	13,061,371	10,453,504	1,216,627	33,377	24,764,879
Additions	-	-	77,050	510,814	587,864
Reclassification	-	3,032,234	-	-	3,032,234
Exchange difference	1,360,233	1,224,697	(5,531)	(26,026)	2,553,373
At December 31, 2018	14,421,604	14,710,435	1,288,146	518,165	30,938,350

At January 1, 2019	14,421,604	14,710,435	1,288,146	518,165	30,938,350
Additions	-	-	-	7,283	7,283
Reclassification	-	-	-	-	-
Exchange difference	157,103	169,887	(4,446)	6,023	328,567
At December 31, 2019	14,578,707	14,880,322	1,283,700	531,471	31,274,200

Accumulated Amortization and Impairment Losses
At January 1, 2018	-	(2,556,436)	(127,396)	(28,737)	(2,712,569)
Amortization	-	(1,362,101)	(167,342)	(64,624)	(1,594,067)
Provision for impairment	(9,953,311)	-	-	-	(9,953,311)
Disposal	-	-	-	-	-
Exchange difference	-	(330,226)	(47,130)	22,120	(355,236)
At December 31, 2018	(9,953,311)	(4,248,763)	(341,868)	(71,241)	(14,615,183)

At January 1, 2019	(9,953,311)	(4,248,763)	(341,868)	(71,241)	(14,615,183)
Amortization	-	(1,863,639)	(130,221)	(124,502)	(2,118,362)
Provision for impairment	(4,486,301)	-	-	-	(4,486,301)
Disposal	-	-	-	-	-
Exchange difference	(139,095)	(45,470)	81,598	(584)	(103,551)
At December 31, 2019	(14,578,707)	(6,157,872)	(390,491)	(196,327)	(21,323,397)

Carrying Amount
At December 31, 2018	4,468,293	10,461,672	946,278	446,924	16,323,167
At December 31, 2019	-	8,722,450	893,209	335,144	9,950,803

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on September 30, 2015 and was revalued to fair value at that time by an independent valuer.

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years as approved by management and using a discount rate of 20% (2018: 20%). The present value of future cash flows has been calculated using projected cash flows approved by the board covering year 1. The present value of future cash flows for years 2 to 5 have been calculated using average growth rates of approximately 146%. The recoverable amount of the corresponding cash generating unit from our value-in-use calculation is estimated to be approximately A$14,436,000, which was exceeded by the carrying amount of intangible assets and goodwill. Based on the results of impairment review and value-in-use assessment, the management considered that the goodwill and intangible assets have suffered an impairment loss and provision of impairment for goodwill of A$4,486,301 (2018: A$9,953,311) has been made.

There was no reclassification of development costs to intangible assets in 2019. In 2018, included in the amount of reclassification was A$3,032,234 being transferred from development projects and reclassified as intangible assets. Development projects are reclassified as intangible asset only when the Group can demonstrate the technical feasibility of completing the intangible asset itself or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated.

NOTE 17. DEVELOPMENT PROJECTS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
At January 1:
Cost	2,980,113	4,027,452
Accumulated impairment losses	-	-
Net book amount	2,980,113	4,027,452
	A$	A$
Year ended December 31:
Opening net book amount	2,980,113	4,027,452
Additions	598,649	1,884,172
Reclassification	-	(3,147,419)
Disposal	(687)	(120,715)
Exchange difference	33,261	336,623
Closing net book amount	3,611,336	2,980,113
	A$	A$
At December 31:
Cost	3,611,336	2,980,113
Accumulated impairment losses	-	-
Net book amount	3,611,336	2,980,113

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

In 2018, A$3,032,234 was included in the amount of reclassification being transferred and reclassified to intangible assets. These represented the accumulated development costs of projects that were completed during the year.

NOTE 18. TRADE AND OTHER LIABILITIES

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Trade payables (Note 32 (dii))	109,746	24,275
Accruals	328,071	593,245
Trade deposits received	900,740	18,522
Other borrowing (1)	1,761,308	-
Other payable (Note 32 (dii))	1,238,630	-
	4,338,495	636,042

(1) In August 2019, a Group company entered into a revolving loan agreement to borrow with a third party. The loan is unsecured, carry interest at 8% per annual and repayable on December 31, 2020.

NOTE 19. PROVISION FOR EMPLOYEE BENEFIT

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Provision for employee benefits	64,135	54,320

The provision for employee benefits represents the unpaid annual leave provision.

NOTE 20. AMOUNTS DUE TO RELATED COMPANIES

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Current portion	6,101,850	2,130,368
Non-current portion	-	-
	6,101,850	2,130,368

In 2018, a Group company entered into a loan agreement to borrow A$1,664,924 (HK$9,200,000) from Oakridge (Hong Kong) Corporation Limited (“Oakridge”), a company owned and controlled by Dr. Herbert Ying Chiu LEE, the controlling shareholder of the Company. The loan was non-interest bearing, unsecured and repayable on March 31, 2020 after an extension from the previous repayment date of September 30, 2019. During the year 2019, Oakridge advanced to the Group an additional A$3,478,140 (HK$19,000,000). These advances were non-interest bearing, non-secured and repayable on March 31, 2020. As at December 31, 2019, the Group owed Oakridge A$5,162,292 (HK$28,200,000) in respect of these loans.

On March 31, 2020, the terms of the above said unsecured loans of A$5,162,292 (HK$28,200,000) was changed to interest bearing at an annual interest rate of 6.0% and the repayment date was extended to March 31, 2021.

NOTE 21. AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Current portion	582,832	172,773
Non-current portion	-	-
	582,832	172,773

In 2018, the Group entered into two loans with Marvel Finance Limited ("MFL") where the Group lend approximately a total of A$2,117,349 (HK$11,700,000) to MFL. One loan of A$1,085,820 (HK$6,000,000) bears interest at 10% per annum and the second loan of A$1,031,529 (HK$5,700,000) bears interests at 5% per annum. Both loans are unsecured and repayable on September 30, 2019. During the year, the Group earned interest income of A$115,678 (HK$637,301) from these two loans.

NOTE 22. BORROWINGS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Bank overdraft, unsecured	902,482	894,510
Bank borrowings, unsecured	915,300	814,365
	1,817,782	1,708,875

Bank overdraft and borrowings carry interest at an annual interest rate of 3.0% over the one month HIBOR.

As at December 31, 2019, the Group had total banking facilities of A$1,830,600 (2018: A$1,809,700) of which A$1,817,782 (2018: A$1,708,875) were utilised.

During the year, the Group repaid interest portion of the bank borrowing on a monthly basis and the two withdrawn principals, A$452,425 and A$361,940 on September 24, 2019 and September 16, 2019 respectively. Furthermore, the Group received three additional borrowings of A$91,530, A$366,120 and A$457,650. The Group paid the total bank overdraft and borrowing interests of A$84,920

The unsecured bank overdraft and bank borrowings are guaranteed by our former director, Dr. Herbert Ying Chiu LEE.

The Group complied with all bank covenants and related capital requirements during 2019 and 2018.

NOTE 23. LEASES

(a)	Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the year are as follows:

	Consolidated
	Leased Properties A$	Motor Vehicle A$	Total A$
As at January 1, 2019	1,106,486	-	1,106,486
Additions	1,267,476	-	1,267,476
Terminations	(825,454)	-	(825,454)
Transfer from plant and equipment (Note 15)	-	41,838	41,838
Depreciation expenses	(488,520)	-	(488,520)
Exchange difference	4,998	1,068	6,066
As at December 31, 2019	1,064,986	42,906	1,107,892

Analyzed into:			A$
Current portion			682,119
Non-current portion			425,773
			1,107,892

(b)	Lease liabilities

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Within one year	666,868	18,123
Two to five years	501,739	39,169
	1,168,607	57,292
Less: Amount due within one year shown under current liabilities	(666,868)	(18,123)
	501,739	39,169

Analyzed into:
Current portion	666,868	18,123
Non-current portion	501,739	39,169
	1,168,607	57,292

NOTE 24. CONVERTIBLE BONDS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Face value of convertible bonds issued on 3 January 2018	3,769,470	3,769,470
Equity component	(535,948)	(535,948)
Derivatives embedded in the convertible bonds issued (Note 25)	(772,112)	(772,112)
Liability component on initial recognition at January 3, 2018	2,461,410	2,461,410
Interest accrued but not yet paid for the year ended 2018	536,216	-
Interest accrued at effective interest rate during the year (Note 7)	1,316,702	930,276
Interest paid during the year	(209,392)	(394,060)
Exchange difference	315,963	283,118
Carrying value as at end of year	4,420,899	3,280,744

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

Subsequent to the balance sheet date on January 3, 2020, the Company was not able to pay the Convertible Bonds on the maturity date. On or about January 17, 2020 the Company and the Bondholder agreed to a payment schedule of paying HK$13 million or approximately A$2.4 million on January 17, 2020 and the remaining HK$10 million or approximately A$1.9 million to be paid in 4 equal monthly installments of HK$2.5 million or approximately A$475,000. Furthermore, the interest charged on the outstanding Convertible Bonds amount from January 3, 2020 will be at 15% per annum.

As at the date of this report, the Group has fully repaid the installments and the accrued interest.

NOTE 25. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$
Derivative financial liabilities:
Put option liability embedded in the convertible bonds issued (Note 24)	126,095	772,112
Fair value change in derivative financial instruments during the year	(127,551)	(709,543)
Exchange difference	1,456	63,526
Carrying value as at end of year	-	126,095

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

As at December 31, 2019, the management has determined that the option was not going to be executed and have written off this derivative financial instruments to the consolidated statement of profit or loss and other comprehensive income (loss).

NOTE 26. CONTROLLED ENTITIES

As at December 31, 2019, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2019	2018
CIMC Marketing Pty. Limited	Australia	Management services and trading	A$1	100%	100%
Smartglass Limited (formerly Dragon Creative Limited)	Hong Kong	Sale and distribution of switchable glass and consulting services	HK$8	100%	100%
GOXD Technology Limited	Hong Kong	Development and distribution of 3D digital picture frames	HK$81,357,800	76% (indirect)	100% (indirect)
Marvel Digital Limited	Hong Kong	Development of 3D autostereoscopic display technology and investment holding	HK$45,002,970	95% (indirect)	100% (indirect)
Visumotion International Limited (renamed to Cystar International Limited on March 24, 2020)	Hong Kong	Sales of software and provision of consultancy services	HK$1	95% (indirect)	100% (indirect)
Digital Media Technology Limited	Malaysia	Dormant	US$100 (A$142)	100% (indirect)	100% (indirect)
GOXD Dongguan Limited	P.R.C.	Design of 3D picture frame	RMB2,179,403 (A$452,640)	76% (indirect)	-
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Limited)	P.R.C.	Manufacturing and distribution of 3D products and provision of 3D consultancy services	RMB14,397,512 (A$2,990,219)	95% (indirect)	100% (indirect)
Binario Limited	British Virgin Islands	Investment holding	A$1	100%	100%

NOTE 27. BUSINESS COMBINATIONS

(a)	Disposal of subsidiaries

During the year ended December 31, 2018, the Group sold 5 subsidiaries. The detail of the sale and the resulting net gain on disposal of subsidiaries are set out below:

2018 A$
Total disposal consideration	206,034
Carrying amount of net liabilities sold (note (i) below)	483,021
Gain on sale before income tax and reclassification of foreign currency translation reserve	689,055

Reclassification of foreign currency translation reserve	(38,640)
Non-controlling interest	(41,420)
Income tax expense on gain	-
Gain on disposal after income tax	608,995

(i)        Net liabilities sold:

2018 A$
Plant and equipment	190,593
Development projects	120,715
Cash and bank balances	215,528
Inventories	550,906
Trade and others receivable	179,276
Trade and other liabilities	(677,397)
Amount due to a related company	(5,067)
Income tax payable	(992,343)
Deferred tax liabilities	(65,232)
(483,021)

(ii)        Net cash flows from disposal of subsidiaries

2018 A$
Consideration received, satisfied in cash	206,034
Cash and bank balances disposed of	(215,528)
Net cash outflow	(9,494)

NOTE 28. ISSUED CAPITAL

(a)	Share Capital

	December 31, 2019		December 31, 2018		December 31, 2017
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	3,377,386	18,902,029	3,377,386	18,902,029	2,643,611	10,410,279

(b)	Movements in ordinary share capital
	Number of Shares	A$

January 1, 2017	79,301,852	10,410,279
1-for-30 reverse split of our fully paid ordinary shares	(76,658,241)	-
December 31, 2017 and January 1, 2018	2,643,611	10,410,279
Issue of shares during the year 2018	25,275	491,750
Issue of shares for conversion of debt	708,500	8,000,000
December 31, 2018	3,377,386	18,902,029
Issue of shares during the year 2019	-	-
December 31, 2019	3,377,386	18,902,029

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

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of US$14.45 (or about A$19.46) per share for a total subscription amount of A$491,750. These 25,275 ordinary shares were issued for consultancy services payment.

On December 12, 2018, the shareholders of the Company approved the conversion of A$8,000,000 of debt owed to Marvel Finance Limited, the ultimate holding company by the issuance of 708,500 shares in the Company.

Subsequent to the year end on January 20, 2020, the Company entered into a convertible note purchase agreement with CIMB Limited, an independent third party. Pursuant to this agreement the holder of the note can convert this note for 2 years from the date of issuance to maturity on January 20, 2022 at a price of US$5.00 per share, subject to adjustment, over the term of the note. The Company, at its sole option, may pay interests in ordinary shares based on 75% of the average of the closing prices of its ordinary shares for the five trading days prior to each end-of-quarter interests due date. Further details on the note are set out in Note 37(ii) to the consolidated financial statements.

Subsequent to the year end on February 24, 2020, the Company issued 158,730 shares at a share price of US$6.30 (or about A$9.54) per share for a total subscription amount of US$1,000,000 (or about A$1.5 million). The proceeds from this sale of shares shall be used for repaying debts and working capital in the Company.

Subsequent to the year end on May 12, 2020, the Company issued 126,984 shares as a result of the exercise of the warrants referred to (c ) below and disclosed in Note 37 to the consolidated financial statements.

(c)	Warrants

Subsequent to the year end on February 24, 2020, and in connection with the sale of the 158,730 shares in the Company, the Company entered into an Ordinary Share Purchase Warrant agreement for the sale of warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor"). The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. Pursuant to the Warrants, if the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company. On May 12, 2020, the Investor exercised the Warrants and the Warrant Shares were issued. Further details on the Warrants and the exercise of the Warrants are set out in Note 37 to the consolidated financial statements.

(d)	Options on issue

There were no share options issued and outstanding during and at the end of the financial year.

NOTE 29. RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.
(b)	In 2019, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the redemption of the Convertible Bonds on January 3, 2020 (Note 24).
In 2018, the other reserve represented the following:
(i)	Equity component of Convertible Bonds of A$535,948 (Note 24).
(ii)	On August 6, 2018, Marvel Digital Limited (“MDL”), a subsidiary company of the Group issued 15,790 ordinary shares (“New Shares”) in MDL for A$2,573,000 (HK$15,000,000). The issue of New Shares represents 5% of the enlarged issued share capital of MDL. Upon the issuance of the New Shares in MDL to the investor, IMTE’s ownership interest was decreased from 100% to 95%, and the corresponding reserve of A$1,718,689 was recorded.
(iii)	On August 8, 2018, GOXD Technology Limited (“GOXD”), a subsidiary company of the Company issued to investor 20% of the enlarged issued share capital of GOXD for approximately A$5,378,000 (US$4 million). GOXD is a subsidiary of MDL. Upon the issuance of the share in GOXD to the investor, MDL’s shareholding in GOXD was decreased from 100% to 80%, and the reserve of A$2,704,452 was recorded.

NOTE 30. COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodations and certain items of plant and equipment. The lease terms ranged from one year to three years.

	Consolidated
	December 31, 2019	December 31, 2018
	A$	A$
Committed at the reporting date but not recognized as liabilities, which are payable:
-Within one year	-	585,988
-Two to five years	-	747,272
	-	1,333,260

(b)	License Agreement with Versitech Limited

In September 2015, Versitech Limited (“Versitech”) and Marvel Digital Limited (“MDL”) entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech to develop, make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalty of 3% of net sales (“3% Royalty”) on licensed product and licensed process by MDL and its affiliates and sublicensee. Beginning in 2019, the royalty will be the greater of 3% Royalty and HK$200,000 each year. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong (“HKU”) under the Innovation and Technology Fund University-Industry Collaboration Programme entitled “Content Generation and Processing Technologies for 3D/Multiview Images and Videos”. Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

As at December 31, 2019, the development of the application of the video encoding and transmission is still under development. Therefore, there has been no fees paid to Veritech for royalty and sublicense fee.

(c)	Capital commitments

As of December 31, 2019, the Group had internal capital commitments for the investments in two P.R.C. subsidiaries of RMB8,423,085 (approximately A$1,755,456) (2018: A$1,129,000).

(d)	Share commitments

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

The Group’s chief executive officer for operations is Dr. Chang Yuen CHAN, who monitors the Group’s risks on an ongoing basis and reports to the Board.

(b)	Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to ultimate holding company, borrowings and lease liabilities), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

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

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$17,889 lower (2018: A$6,724 lower) / A$17,889 higher (2018: A$6,724 higher).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2019
Financial Assets
Cash and bank balances	0.47%	40,860	694,864	735,724
Trade and other receivables		-	770,958	770,958
Other assets		-	2,291,273	2,291,273
Total Financial Assets		40,860	3,757,096	3,848,419

Financial Liabilities
Trade and other payables	8%	1,761,308	1,676,447	3,437,755
Trade deposits received		-	900,740	900,740
Amounts due to related companies		-	6,101,850	6,101,850
Amount due to ultimate holding company		-	582,832	582,832
Bank overdraft	4.62%	902,482	-	902,482
Bank borrowings	4.62%	915,300	-	915,300
Lease liability	2.5%	39,492	1,129,115	1,168,607
Convertible bonds	34.67%	4,420,899	-	4,420,899
Provision for employee benefit		-	64,135	64,135
Total Financial Liabilities		8,039,481	10,455,119	18,494,600

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2018
Financial Assets
Cash and bank balances	0.3%	594,116	920,099	1,514,215
Trade and other receivables		-	1,183,765	1,183,765
Other assets		-	1,908,269	1,908,269
Total Financial Assets		594,116	4,012,133	4,606,249

Financial Liabilities
Trade and other payables		-	617,520	617,520
Trade deposits received		-	18,522	18,522
Amounts due to related companies		-	2,130,368	2,130,368
Amount due to ultimate holding company	3.83%	172,773	-	172,773
Bank overdraft	4.33%	894,510	-	894,510
Bank borrowings	4.33%	814,365	-	814,365
Lease liability	2.5%	57,292	-	57,292
Convertible bonds	32.15%	3,280,744	-	3,280,744
Provision for employee benefit		-	54,320	54,320
Total Financial Liabilities		5,219,684	2,820,730	8,040,414

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(c)	Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at December 31, 2019. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the following closing rates, HK$ 0.18306, US$ 1.42569 and RMB 0.20457:

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2019
Financial assets
- Cash and bank balances	583,524	29,989	116,085	-	-	-
- Trade and other receivables	197,906	-	570,662	-	-	-
- Other assets	1,726,881	-	564,392	-	-	-
Financial liabilities
- Trade and other liabilities	(2,992,663)	(202,448)	(455,854)	-	-	-
- Provisions	(64,135)	-	-	-	-	-
- Amounts due to related companies	(6,101,850)	-	-	-
- Amount due to ultimate holding company	(582,832)	-	-	-
- Bank overdraft	(902,482)	-	-	-	-	-
- Borrowings	(915,300)	-	-	-	-	-
- Convertible bonds	(4,420,899)	-	-	-	-	-
- Derivative financial instruments	-	-	-	-	-	-
- Lease liabilities	(666,867)	-	-	(501,740)	-	-
Total exposure	(14,138,717)	(172,459)	795,285	(501,740)	-	-

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2018
Financial assets
- Cash and bank balances	1,420,409	41,600	7,429	-	-	-
- Trade and other receivables	245,213	-	938,552	-	-	-
- Other assets	662,229	702	89,370	-	-	-
Financial liabilities
- Trade and other liabilities	(321,097)	(16,628)	(87,973)	-	-	-
- Provisions	(54,320)	-	-	-	-	-
- Amounts due to related companies	(2,130,368)	-	-	-	-	-
- Amount due to ultimate holding company	-	-	-	-	-	-
- Bank overdraft	(894,510)	-	-	-	-	-
- Borrowings	(814,365)	-	-	-	-	-
- Convertible bonds	-	-	-	(3,280,744)	-	-
- Derivative financial instruments	-	-	-	(126,095)	-	-
- Lease liabilities	(18,123)	-	-	(39,169)	-	-
Total exposure	(1,904,932)	25,674	947,378	(3,446,008)	-	-

The following table illustrates the sensitivity of profit / (loss) and equity in regards to the Group’s financial assets and financial liabilities and the HK$/AUD exchange rate, US$/AUD exchange rate and RMB/AUD exchange rate and assure‘all other things being equal. It assumes a +/- 5% change of the AUD/HK$ exchange rate for the year ended at December 31, 2019 (2018: 5%). A +/- 5% change is considered for the AUD/US$ exchange rate (2018: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2018: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HK$ by 5% (2018: 5%), the US$ by 5% (2018: 5%) and the RMB by 10% (2018: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2019	643,219	8,623	(79,529)	572,313	643,219	8,623	(79,529)	572,313
December 31, 2018	267,547	(1,284)	(96,738)	171,525	267,547	(1,284)	(94,738)	171,525

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(c)	Foreign currency risk (Continued)

If the AUD had weakened against the HK$ by 5% (2018: 5%), the US$ by 5% (2018: 5%) and the RMB by 10% (2018: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2019	(643,219)	(8,623)	79,529	(572,313)	(643,219)	(8,623)	79,529	(572,313)
December 31, 2018	(267,547)	1,284	94,738	(171,525)	(267,547)	1,284	94,738	(171,525)

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

2019		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	3,437,755	3,437,755	3,437,755	-	-	-
Trade deposit received	900,740	900,740	900,740	-	-	-
Provision for employee benefits	64,135	64,135	64,135	-	-	-
Amounts due to related companies	6,101,850	6,101,850	-	-	-	6,101,850
Amount due to ultimate holding company	582,832	582,832	582,832	-	-	-
Bank overdraft	902,482	902,482	902,482	-	-	-
Bank borrowings	915,300	929,625	-	-	929,625	-
Lease liability	1,168,606	1,399,149	1,501	3,004	99,339	1,295,305
Convertible bonds	4,420,899	4,420,899	4,420,899	-	-	-
	18,494,599	18,739,467	10,310,344	3,004	1,028,964	7,397,155

2018		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	636,042	636,042	636,042	-	-	-
Provision for employee benefits	54,320	54,320	54,320	-	-	-
Amounts due to related companies	2,130,368	2,130,368	465,444	-	1,664,924	-
Amount due to ultimate holding company	172,773	172,773	172,773	-	-	-
Bank overdraft	894,510	894,510	894,510	-	-	-
Bank borrowings	814,365	814,365	-	-	814,365	-
Lease liabilities	57,292	63,098	1,579	3,520	15,837	42,162
Convertible bonds	3,280,744	3,280,744	-	-	-	3,280,744
	8,040,414	8,046,220	2,224,668	3,520	2,495,126	3,322,906

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(e)	Credit risk

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

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Recognized fair value measurements

The following table sets out the Group’s assets and liabilities that are measured at fair value in the consolidated financial statements.

	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Derivative financial instruments
December 31, 2019	-	-	-	-
December 31, 2018	-	-	126,095	126,095

There were no transfers during the year between level 1 and level 2 recurring fair value measurements.

The Group’s policy is to recognize transfers into and out of the different fair value hierarchy levels at the date the event or change in circumstances that caused the transfer occurred.

The valuation techniques used in determining the fair value measurement of level 3 derivative are based on the Market Approach, for the fair value of the underlying securities, and the Binomial Tree Pricing Method, an income approach, for the fair value of the put option. Unobservable inputs into the Market Approach include a lack of marketability discount of 25%, while the Binomial Tree Pricing Method applies a probability rate against multiple scenarios in determining the maturity of the put option. The lack of marketability discount directly reduces the fair value of the underlying asset by 25% and the probability rates weigh the estimated fair value calculated for each scenario in determining the ending fair value.

The reconciliation of the opening and closing fair value balance of level 3 financial instruments is provided below:

Put Option A$
At January 1, 2019	126,095
Issuance of put option at fair value	-
Losses included in profit or loss	(126,095)
Foreign currency translation	-
At December 31, 2019	-

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values, but for which fair values are disclosed in the notes to the consolidated financial statements.

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

On December 12, 2018, the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited (“MFL”) by the issuance of 708,500 shares in the Company. As at December 31, 2018 and 2019, MFL owns 2,201,412 shares, representing approximately 65.18% in the Company and is the ultimate controlling party of the Group.

(b)	Transactions with directors

During the years ended December 31, 2019, 2018 and 2017, the remuneration of directors of the Company is as follows:

	Company
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Short term benefits (1)	715,301	67,371	66,000
Post-employment benefits	-	-	-
Total	715,301	67,371	66,000

(1) The director remuneration relating to Mr. Con Unerkov, our CEO, is provided by a related company over which Mr. Cecil Ho, our Company Secretary and Chief Financial Officer has control.

(c)	Other related party transactions

During the years ended December 31, 2019, 2018 and 2017, the Group has following material transactions with its related parties:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Revenue received from related parties (1)	-	41,291	2,070,866
Service fees paid to a related party (1)	571,519	595,645	16,895
Purchase of products from related parties (1)	22,588	-	85,242
Interest charged by the ultimate holding company (1)	-	396,868	61,066
Interest income earned from the ultimate holding company (1)	115,678	-	-
Purchase of plant and equipment from related parties (1)	-	512,561	-
Company Secretarial service fees paid to a related company (2)	-	-	5,250
Company Secretarial, taxation service and interim CFO fee paid to a related company (3)	40,000	117,663	31,538
Company Secretarial, taxation service and CFO fee paid to a related company (4)	523,196	-	-
Purchase of products from a related party (5)	501,062	-	-

(1) Dr. Herbert Ying Chiu LEE, has control over the above related parties. The transactions are carried at the current market value in the ordinary course of business.

(2) Mr. Con UNERKOV, our CEO, is a director of the company.

(3) Mr. George Yatzis, former Company Secretary, is a director of the related party.

(4) Mr. Cecil Ho, Company Secretary and interim CFO, has control over the above related party.

(5) Mr. Zhang Wuhua, our director of the Company, has control over the above related party. The transactions are carried at the current market value in the ordinary course of business.

During the year, the Group charged MFL interest income for a total of A$115,762 in relation to 2 loans:

(i)

a loan of A$1,043,442 (HKD5,700,000) to Visumotion International Limited. This loan bears interest at 5% per annum, unsecured and payable on September 30, 2019. For the year ended December 31, 2019 the Company accrued interest income of A$76,533. This loan was repaid on September 30, 2019; and

(ii)	in 2018, a Group company GOXD Technology Limited entered into a loan agreement to lent A$1,085,820 (HK$6,000,000) to Marvel Finance Limited, its parent company. The loan bears interest at 10% per annum, unsecured and payable on September 30, 2019. The Company accrued interest income of A$39,145 (2018: A$19,933) during the year. This loan was repaid in September 30, 2019 and as at December 31 2019, Marvel Finance Limited did not owe any amount to the Group (2018: A$904,850 (HK$ 5,000,000)) in respect of this loan.

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

Other than the related party balances disclosed in Note 18, 20 and 21, the other related party balances as of December 31, 2019 and 2018 are disclosed:

(i)	included in trade and other receivables in Note 13, there were amounts of $15,585 (2018: $15,407) in respect to trade and non-trade in nature respectively and were due from certain related companies in which our former director, Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand;
(ii)	included in trade liabilities and other payables in Note 18, there were three amounts owed to related parties: (a) an amount of $11,899 (2018: NIL) in trade payables due to a related company in which our former director, Dr. Herbert Ying Chiu LEE (“Dr. Lee”) has control; (b) an amount of $79,564 (2018:NIL) in other payables due to our former director, Dr. Lee; (c) an amount of $916,259 (2018: NIL) in other payables was due to an officer of the Company. The amounts due to the related parties stated above are all unsecured, non-interest bearing and repayable on demand; and
(iii)	included in other assets in Note 14, there was amount of $650,183 (2018: NIL) in respect to trade in nature and was deposits paid to a related company in which our director, Mr. Michael Wuhua ZHANG has control.

NOTE 33. CASH FLOW INFORMATION

(a)	Reconciliation of liabilities arising from financing activities

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to ultimate holding company	Obligation under finance lease	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as at 1 January 2019	2,130,368	-	814,365	172,773	-	3,280,744	1,163,778	126,095	7,688,123

Cash flows from financing activities	3,954,640	2,610,091	90,049	501,343	-	-	(573,010)	-	6,583,113
Non-cash movement:
Unpaid interest	-	-	-	-	-	1,107,310	109,027	-	1,216,337
Interest	-	-	-	(96,965)	-	-	648	-	(96,317)
Inception of lease	-	-	-	-	-	-	458,990	-	458,990
Fair value change	-	-	-	-	-	-	-	(127,551)	(127,551)
Disposal of plant and equipment	-	(848,782)	-	-	-	-	-	-	(848,782)
Foreign exchange movement	16,842	-	10,886	5,681	-	32,845	9,174	1,456	76,884

Ending balance as at 31 December 2019	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	14,950,797

	Amounts due to related companies	Bank borrowings, net	Amount due to ultimate holding company	Lease liabilities	Convertible bonds by a subsidiary	Derivative embedded in the convertible bonds issued	Issue of shares of subsidiaries	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Beginning balance as at 1 January 2018	33,353	819,450	15,268,241	67,472	-	-	-	16,188,516

Cash flows from financing activities	1,806,044	(95,570)	(4,782,610)	(10,180)	3,769,470	-	7,951,428	8,638,582
Non-cash movement:
Issue share for debt	-	-	(8,000,000)	-	-	-	-	(8,000,000)
Debt assignment	-	-	(3,562,962)	-	-	-	-	(3,562,962)
Other reserves	-	-	-	-	(535,948)	-	(3,915,161)	(4,451,109)
Non-controlling interest	-	-	-	-	-	-	(4,036,267)	(4,036,267)
Unpaid interest	-	-	-	-	536,216	-	-	536,216
Put option liabilities in convertible bonds issued	-	-	-	-	(772,112)	772,112	-	-
Fair value change	-	-	-	-	-	(709,543)	-	(709,543)
Other changes	175,975	-	-	-	-		-	175,975
Foreign exchange movement	114,996	90,485	1,250,104	-	283,118	63,526	-	1,802,229

Ending balance as at 31 December 2018	2,130,368	814,365	172,773	57,292	3,280,744	126,095	-	6,581,637

	Amounts due to related companies	Bank borrowings, net	Amount due to ultimate holding company	Obligation under finance lease	Convertible bonds by a subsidiary	Derivative embedded in the convertible bonds issued	Issue of shares of subsidiaries	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Beginning balance as at 1 January 2017	-	447,250	2,382,707	-	-	-	-	2,829,957

Cash flows from financing activities	-	423,725	(2,003,277)	-	-	-	-	(1,579,552)
Non-cash movement:
Deferred performance fee recognition	-	-	15,110,749	-	-	-	-	15,110,749
Foreign exchange movement	-	(51,525)	(221,938)	-	-	-	-	(273,463)

Ending balance as at 31 December 2017	-	819,450	15,268,241	-	-	-	-	16,087,691

NOTE 33. CASH FLOW INFORMATION (Continued)

(b)	Net cash inflows / (outflows) from changes in working capital

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Trade and other receivables	(137,579)	(1,526,651)	5,132,064
Inventories	405,891	(151,883)	37,360
Other assets	(361,676)	(400,034)	885,469
Development projects	-	-	68,360
Increase / (Decrease) in liabilities:
Trade and other liabilities	1,876,414	488,490	(770,205)
Trade deposits received	-	-	(82,390)
Provisions	-	29	20,603
Obligations under finance lease	-	(6,115)	-
NET CASH INFLOWS / (OUTFLOWS) FROM CHANGES IN WORKING CAPITAL	1,783,050	(1,596,164)	5,291,261

NOTE 34. KEY MANAGEMENT PERSONNEL DISCLOSURES (UNAUDITED)

(a)	Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Short-term employee benefits	1,645,794	673,284	464,339
Post-employment benefits	7,703	10,794	9,265
Total	1,653,497	684,078	473,604

Included in short term benefits for directors and officers included payments of A$1,207,141 (US$861,294) to a service company owned by the CFO for the provision of Chief Executive Officer and Chief Financial Officer services during the period. In addition, the Company paid A$40,000 to BDO Administration (SA) Pty Ltd where Company’s former interim CFO and Company Secretary is a director.

(b)	Loans to Key Management Personnel and their related parties

As disclosed in Note 32(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influence over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 13, 18, 21 and 32.

(c)	Share Options – number of share options held by management

There were no share options held outstanding held by the management.

NOTE 35. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income
	Company
	December 31, 2019 A$	December 31, 2018 A$	December 31, 2017 A$
Loss after income tax	1,635,241	3,926,487	486,715
Other comprehensive income	-	-	-
Total comprehensive loss	1,635,241	3,926,487	486,715

Statement of Financial Position

	Company
	December 31, 2019	December 31, 2018
	A$	A$
Total non-current assets	3	20,327,732
Total current assets	12,521,701	57,810
Total assets	12,521,704	20,385,542
Total current liabilities	1,085,124	7,313,720
Total liabilities	1,085,124	7,313,720
Total assets less liabilities	11,436,580	13,071,822

Equity
Issued capital	18,902,029	18,902,029
Accumulated losses	(7,465,449)	(5,830,207)
Total equity	11,436,580	13,071,822

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guarantee debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2019 and December 31, 2018.

Capital commitments – property, plant and equipment

The parent entity has no capital commitments for propertyand equipment as at December 31, 2019 and December 31, 2018.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity,

-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 36. PRIOR YEAR RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform with the current year’s presentation of the financial statements.

NOTE 37. EVENTS OCCURRING AFTER THE REPORTING DATE

Except as disclosed below, there is no other matter or circumstance arisen since December 31, 2019, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

(i)

As disclosed in Note 24, Marvel Digital Limited (“MDL”), a subsidiary of the Company has Convertible Bonds of HK$23 million due on January 2, 2020. The bondholder did not exercise the conversion of the Convertible Bonds as of January 2, 2020 so the right of the conversion on the Convertible Bond has expired, and the Put Option Deed, as discussed in Note 25, is no longer exercisable as well.

On January 3, 2020, the Convertible Bond were due for repayment and the Company disclosed in a Form 6K filing that MDL was not able to repay the Convertible Bonds and accrued interest amounting to a total of HK$23,000,000 (equivalent to approximately A$4.2 million) on the maturity date. Subsequently, MDL agreed to pay the bondholder HK$13 million on January 17, 2020 and then 4 equal installments of HK$2.5 million fro m February to May 2020 including accrued interests at 15% per annum for the amounts due from January 3, 2020. As at the date of this report, MDL has fully repaid the installments and accrued interests.

(ii)

On January 20, 2020, the Company entered into a convertible note purchase agreement (the "Purchase Agreement") with CIMB Limited, an independent third party. Pursuant to the Purchase Agreement, CIMB will loan HK$14 million (about US$1.8 million) under a convertible promissory note (the "Note") with a coupon rate of 10% per annum, maturing in two years from the date of the Purchase Agreement. Interest is payable in cash on a quarterly basis, with the first payment due by March 31, 2020. The Company, at its sole option, may pay interest in ordinary shares based on 75% of the average of the closing prices of its ordinary shares for the five trading days prior to each end-of-quarter interest due date. The holder of the Note has the right to convert the principal and accrued interest to ordinary shares of the Company at a conversion price of US$5.00 per share over the term of the Note. The conversion price is subject to downward adjustment if the Company sells ordinary shares below the conversion price within 12 months after the date of the Purchase Agreement. Both the Company and the holder may request prepayment of the Note at any time without penalty after the Company receives financing of a minimum of US$4 million. The holder of the Note is also entitled to piggyback registration rights.

On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the Purchase Agreement to limit the total number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company as of the date of Purchase Agreement. The supplement agreement further provides that the conversion price shall, in no event, be less than US$1.50 per share, subject to regulatory or shareholder approval.

(iii)

As announced in the Form 6K on February 24, 2020, on February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of the Company ("Ordinary Shares") and warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share (the "Cash Offering"). The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering was for US$1 million and generates net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

Pursuant to the Securities Purchase Agreement, the Company may not, subject to certain exceptions, within 120 days of the closing, issue or enter into any agreement, other than with the Investor, to issue any ordinary shares (or securities convertible into ordinary shares) with registration rights or involving a drawdown 'off the shelf' on a variable rate transaction. Furthermore, the Investor has a right of first participation, subject to certain conditions and only as long as the Investor holds Warrants (which expire 12 months after issuance), to participate in an amount of up to US$5 million in any debt or equity capital raising proposed by the Company.

Pursuant to the form of Warrant, if the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.

On May 12, 2020, the Company issued the Warrant Shares as a result of the exercise of Warrants. The Warrants were exercised by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company as the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date was less than US$10.50 per Share

(iv)	In May 2020, the Company disposed its research and development operation to independent third parties so that the Group could rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays. The consideration received for this disposal will be A$23,798.

NOTE 38. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
1.1(1)	Constitution of Registrant
4.1(1)	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015
4.2(1)	Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.3(2)	Subscription agreement between Marvel Digital Limited and E-Tech Electronics Limited, Deed of Guarantee between IMTE and E-Tech Electronics Limited, and Put option between IMTE and E-Tech Electronics Limited. All 3 agreements are dated January 3, 2018
4.4(3)	Form F3 Registration Statement filed on October 9, 2018. The F3 became effective on October 19, 2018
4.5(4)	Subscription agreement between IMTE and Marvel Finance Limited dated October 13, 2018
4.6(4)	Distribution agreement between IMTE and Teko International Limited dated April 29, 2019
4.7(5)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.8(6)	Securities Purchase Agreement for the sale of Shares and Warrants to Ionic Ventures, LLC dated February 20, 2020
4.9*	Service agreement for Con Unerkov, between IMTE and Sky Energy Limited dated January 7, 2019
4.10*	Directors agreement between IMTE and Uwe von Parpart dated November 15, 2019
4.11*	Directors agreement between IMTE and Dr Heming Cui dated June 12, 2020
4.12*	Service agreement for Cecil Ho, between IMTE and Asset Union Limited dated March 19, 2019
4.13*	Agreement for Sale of 95% Issued Shares of Marvel Digital Limited dated May 11, 2020
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Public Accounting Firm for the 2019 and 2018 Financial Statements
15.2*	Consent of Independent Registered Public Accounting Firm for the 2017 Financial Statements

(1)	Incorporated by reference on Form 20-F A/3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6K filed on January 3, 2018.
(3)	Incorporated by reference on Form 6K filed on October 9, 2018.
(4)	Incorporated by reference on Form 20F filed on May 15, 2019.
(5)	Incorporated by reference on Form 6K filed on January 20, 2020 and Form 6K/A filed on February 12, 2020.
(6)	Incorporated by reference on Form 6K filed on February 24, 2020.
*	Incorporated herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Con Unerkov
By: Con Unerkov Title: Executive Chairman and Chief Executive Officer

Date: June 15, 2020