Form 20-F
period 2020-12-31
Integrated Media Technology Ltd
filed 2021-05-03
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Con Unerkov, Executive Chairman and Chief Executive

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone: +61 8 7324 6018    Fax: +61 8 8312 0248

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	IMTE	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of April 28, 2021 is 8,440,533

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

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

The following selected consolidated financial data as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report on Form 20-F, on a post-reverse split basis that was effected in 2017. This data should be read together with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and notes thereto appearing in "Item 18. Financial Statements" of this annual report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss) Data:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(expressed in A$)
Total revenue	1,833,387	2,411,213	1,815,475	10,153,636	14,039,248
Cost of sales	(1,311,566)	(1,008,821)	(723,711)	(2,548,064)	(2,027,743)
Depreciation and amortization expenses	(2,078,762)	(3,174,784)	(2,029,373)	(2,021,131)	(2,147,231)
Corporate administrative expenses	(3,627,445)	(6,336,243)	(4,384,357)	(2,522,927)	(2,447,545)
(Loss) / gain on disposal of subsidiaries	(28,990)	-	608,995	-	(872)
Other operating expenses	(5,347,824)	(2,543,571)	(2,503,507)	(1,510,267)	(1,627,234)
Gain on fair value change in derivative financial instruments	2,312,197	127,551	709,543	-	-
Provision for impairment loss of goodwill	-	(4,486,301)	(9,953,311)	-	-
Exchange (loss) / gain	(194,383)	(10,296)	493,365	61,307	(100,950)
Finance costs	(2,100,272)	(1,561,625)	(1,383,399)	(107,101)	(73,666)
Income tax credit / (expense)	-	(117,322)	507,057	187,213	(2,018,939)
Net / (loss) profit	(10,543,658)	(16,700,199)	(16,843,223)	1,692,666	3,595,068
(Loss) / profit per share - basic and diluted (post-reverse split)	(2.33)	(4.63)	(5.93)	0.64	1.37
Weighted average number of ordinary shares outstanding (post-reverse split)
- basic and diluted	6,513,671	3,377,386	2,692,543	2,643,611	2,643,611
Dividends per share	-	-	-	-	-

Consolidated Statement of Financial Position Data:

		As of December 31,
	2020	2019	2018	2017	2016
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
	(expressed in A$)
Cash and cash equivalents	2,194,084	(166,758)	1,514,215	2,860,014	1,820,994
Working capital	1,276,431	(12,798,159)	1,279,813	5,478,132	8,263,311
Total assets	12,953,665	19,946,276	26,033,074	35,859,449	43,481,437
Long-term debt	3,688,257	1,874,392	4,690,822	16,748,877	22,657,065
Total shareholders' equity	4,905,852	79,023	16,621,751	15,390,334	14,354,982

(1)	All previously reported share and per share amounts have been restated to reflect the reverse stock split of thirty-to-one effective on May 8, 2017.

Exchange Rate Information:

The Company publishes its consolidated financial statements in Australian dollars. In this annual report and the annual report, references to dollars, "$" or "A$" are to Australian dollars currency and references to "U.S. dollars" or "US$" are to U.S. currency. Solely for informational purposes, this annual report and the annual report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at A$1.00 to US$0.7709, the buying rate on December 31, 2020.

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

Year Ended December 31,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2014	0.8173	0.9034	0.9488	0.8097
2015	0.7286	0.7522	0.8212	0.6917
2016	0.7230	0.7445	0.7817	0.6855
2017	0.7815	0.7671	0.8071	0.7230
2018	0.7040	0.7480	0.8100	0.7020
2019	0.7030	0.6954	0.7282	0.6698
2020	0.7709	0.6899	0.7709	0.5755

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition, and results of operations could be materially and adversely affected, and the trading price of our ordinary shares could decline. As a result of the above factors, the trading price of our ordinary shares could decline, and the holders could lose part or all of their investment.

General Risks

The recurrence of the coronavirus disease COVID-19, or similar adverse public health developments in China and Korea, may materially and adversely affect our business and operating results.

The COVID-19 is currently impacting countries, communities, supply chains and markets globally. The outbreak of COVID-19 in Korea, China and Hong Kong has resulted and may continue to result in increased travel restrictions, border control, and shutdown of businesses, which may cause slower recovery of the global economies. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 affects our workforce and supplier's workforce, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread COVID-19 in the countries we operate and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient. In most respects it is too early in the pandemic to be able to quantify all the ramifications.

Risks Related to Our Business

We have a history of operating losses and may not achieve profitability in the future.

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2020, we had an accumulated deficit of A$34,102,300. For the year ended December 31, 2020 we recorded loss of A$10,543,658. The loss was the result of the decline of sales of our 3D display products, and the write-down of development and intellectual properties costs. The Company needs to sell its 3D products and services on a consistent basis through distribution channels for commercial and consumer sectors to increase revenue. In addition, the Company also needs to reduce its operating overhead to return to profitability. There is no certainty that the Company can solve these issues facing the Company.

In the past, the Company pursued the strategy to undertake to innovate the technologies and products in house, the costs of which was substantial. Because of the numerous risks and uncertainties associated with the research and development of 3D technologies and products, we experienced lesser profits or even incur losses, and may never become profitable. In May 2020, the Company divested from research and development in the core 3D technologies so that it could reduce costs and focus exclusively on marketing and sales of 3D products. As a result, we are now dependent on outside developers to develop our future products which may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to recover such development costs and to generate sales to achieve profitability in the future.

If we fail to achieve profitability, or if we are unable to fund our continuing operations, our business will be harmed and the holders of our ordinary shares could lose all or part of their investment. There is a substantial risk that we may not be able to fund the new businesses in nano-coat plated filters and the lamination operation for switchable glass. We will rely on nano-coat plated filters and switchable glass, and to a lesser extent, 3D display products to generate revenues in the future. It is possible that none of them will be successfully commercialized which would prevent us from achieving and maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business.

The 3D display operation commenced in 2013 with limited success, and we are now starting the nano-coat plated filter and lamination operation for switchable glass. Our limited operating history in these businesses makes it difficult for potential investors to evaluate our businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our 3D display, nano-coat plated filter, and lamination operation for switchable glass businesses may face delays in sales and financing from suppliers due to our new entry into the market. Our products are new in the market and face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions on our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability to access continuous innovation in our products. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We may incur significant delays and/or expenses relating to the COVID-19 (coronavirus) outbreak in China and Hong Kong.

Beginning in late 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This has prompted government-imposed quarantines, closures of certain travel and businesses. Following this outbreak, in February 2020, the Company temporarily shut down its operations in Shenzhen and Guangzhou, Guangdong Province, as mandated by the local authorities. In March 2020, the Company gradually resumed its operations in these cities and continue to conduct some of our development activities. In Hong Kong, for the months of February and March, our offices has generally been open but some of our staff have been working remotely from home. This has delayed some of our work in research and development activities. Our sales activities has been severely affected by the pandemic and the effect of social distancing to advertising industry. As many people choose to stay at home, advertisers will be cautious in committing capital expenditures for advertising i.e. 3D displays. Our customers reviewed their purchase commitments with us for the rest of 2020 and 2021. It is presently unknown whether and to what extent the Company's sales pipeline may be affected if the pandemic persists for an extended time. The Company will likely incur significant losses as most of our sales is derived from selling our 3D displays to advertisers. This could have a material adverse impact on our business, operating results and financial condition.

We will require additional financing in the future to sufficiently fund our operations.

We had incurred a significant loss in 2020, and we may incur losses in the future as we continue to develop our businesses in 3D displays, nano-coat plated filters and switchable glass and financial research operation. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the timing, costs and results of commercialization of our products; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the development of lamination operation from our switchable glass and its associated costs increase we will require additional funds to achieve our long-term goals of commercialization. In addition, we will require funds to defend intellectual property rights, outsource manufacturing capacity, develop marketing and sales capability and fund operating expenses for all our products. We intend to seek such additional funding through public or private financings and or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or cease our operations including our research and development activities, which would harm our business, financial conditions, and results of operations.

We have limited cash resources and if we cannot raise additional funds or generate more revenues, we will not be able to pay our vendors and will probably not be able to continue as a going concern.

We will need to raise additional funds to pay outstanding debts, vendor invoices and execute our business plan. Our future cash flows depend on our ability to enter into, and be paid under, contracts with our distributors for the lamination lines for the switchable glass and the nano-coat plated filters. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

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

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have incurred a substantial loss in 2018 to 2020 which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our limited operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses.

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

We have incurred losses from 2018 to 2020, but profits in 2017 and 2016 from our ASD products and software, 2D to 3D auto conversion workstations and the audio products. Currently we have stopped our R&D activities in 3D technologies and focuses on marketing and sales. In addition, we have increased our product offerings by entering nano-coat plated filter products and switchable glass. With the introduction of these new businesses, our future prospects are uncertain in light of the risks and uncertainties experienced by successfully selling new products in a global pandemic business environment. Due to our short history in these new products, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from anticipated transactions. If our 3D display, nano-coat plated filter and switchable glass businesses develop slower than we expect, we may continue to incur losses and we may then have to curtail part of our business plan and the market price of our stock may decline.

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

The development of our business is dependent upon the completion and integration of acquisitions and other transactions that have only recently closed or incurred in the future.

Our business will not be successful if we are unable to successfully operate and integrate the businesses we acquire such as the nano-coat plated filter business. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such business, or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

We face significant competition and may suffer from a loss of customers as a result.

We expect to face significant competition in our 3D display, nano-coat plated filter and switchable glass businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we have. They may also have longer operating histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Exchange rate fluctuations will continue to affect our reported results of operations.

The functional currency of each of our Group's entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Korea, Hong Kong and China, the functional currency for the companies operating in these territories will have a functional currency of South Korea won, Hong Kong dollars and Chinese Renminbi, respectively. Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Korea, Hong Kong dollars and Chinese Renminbi. Movement in currency exchange rates will also affect cash denominated in U.S. dollars and Australian dollars and therefore will affect our reported results of operations.

We have limited manufacturing experience with our production candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations.

We have limited manufacturing experience. We no longer manufacture any 3D displays and instead rely on third party manufacturers. We manufacture nano-coat plated filters and in the second half of 2021, we expect to operate the lamination lines for the switchable glass, but we may not have the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors.

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

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our 3D display, nano-coat plated filter products is entering into partnerships and strategic alliances with other electronics and distribution companies or other industry participants to advance our development and distribution capabilities and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that we believe is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our 3D products. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant 3D products, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

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

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

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

If we fail to attract customers for our 3D display, nano-coat plated filter and switchable glass products, our growth prospects could be seriously harmed.

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

Because we primarily rely on distributors in distributing our 3D display and nano-coat plated filter products, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

We mainly rely on distributors to sell our 3D display and nano-coat filter products. If our distributors do not provide quality services to its customers, they may lose customers and our results of operations may be materially and adversely affected indirectly. We will sign distributing agreements with our distributors, although we may not sign any long-term agreements with them, but we cannot assure that we can maintain favorable relationships with them. Our distribution arrangements will be non-exclusive. Furthermore, some of our potential distributors may have contracts with our competitors or potential competitors and may not sign distribution agreements with us. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

The recent global economic and financial market crisis due to Covid 19 has had and may continue to have a negative effect on our business and results of operations.

Global economic conditions as a result of Covid 19 have had a negative effect on our business and results of operations as the economic activity in China, Asia and throughout much of the world has also undergone an economic downturn. As a result, the global credit and liquidity have tightened in much of the world, some of our potential customers in Korea, China and Hong Kong may face business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

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

The success of our business depends on the continuing contributions of key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel.

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

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

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

We rely on highly skilled personnel and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

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

We have no business insurance coverage.

We do not have any business liability or disruption insurance coverage for our operations in Korea, China and Hong Kong. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

We are exposed to risks associated with the weakening global economy as a result of Covid 19, which increase the uncertainty of consumers purchasing products and/or services.

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy due to Covid 19 pandemic are contributing to a decrease in spending by consumers. If these economic conditions are prolonged or deteriorate further, as a result of Covid 19, the market for our products and services will decrease accordingly.

Our Company may experience, and continues to experience, rapid growth in operations, which may place, and may continue to place, significant demands on its management, operational and financial infrastructure.

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

Our Company's business faces inherent risk in the electronics and digital media industries for 3D display and switchable glass products.

Our Company's business is subject to certain risks inherent in the electronics and digital advertising industries for 3D products and services. Our Company's revenue and operating results could be adversely affect by many factors which include, amongst others, changes in general economic, business and credit conditions, fluctuation in foreign exchange rates, changes in demand for and market acceptance of our products and services, our ability to introduce new products and services and enhancements in a timely manner, rapid technological changes, increase in operating expenses, lower profit margins due to pricing competition and delay in expansion plans.

Our Company seeks to limit these business risks through, inter-alia prudent management policies, keeping abreast with new developments and technologies in the relevant industries and maintaining good relationship with customers and suppliers. However, there can be no assurance that any changes in these factors will not have any material adverse effect on our Company's business.

Our Company's business faces competition from local and foreign competitors.

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

Our Company seeks to limit the competitive risks through, inter-alia constant review of our product development and marketing strategies to adapt to changes in economic conditions and market demands as well as focusing on certain markets and industries. However, there can be no assurance that our Company will be able to compete effectively against our competitors and that competitive pressure will not materially and adversely affect our Company's business, operations and results and or financial condition.

The integration of Sunup with our business operations may be unsuccessful.

In September 2020, we acquired 51% of Sunup Holdings Limited ("Sunup") for a total consideration of US$1,500,000. The profitability of this acquisition depends on our ability to successfully develop and integrate Sunup's business operations with our existing operations. As Sunup has only recently commenced commercial operations, there are uncertainties as to whether its business will be successfully developed and integrated into our existing business.

Our production of products from lamination machinery and nano-coat plating equipment involve a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely on complex machinery for production of our products, and we may experience unexpected malfunctions from time to time requiring repairs and spare parts to fix the equipment. The availability of spare parts may not be available when needed. Unexpected malfunctions of our lamination and nano coated filter equipment ("Manufacturing Equipment") may significantly affect our operational efficiency and production. In addition, the operational performance and costs associated with the Manufacturing Equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary equipment components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition, or prospects.

Disaster events may disrupt our business.

Unforeseen events, or the prospect of such events, including public health issues including health epidemics or pandemics, war and terrorism and other international conflicts, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in China or elsewhere, could disrupt our operations, disrupt the operations of suppliers or business customers or result in political or economic instability. These types of events outside of our control could adversely affect our operating results. We cannot assure that any backup systems will be adequate to protect it from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to manufacture products and provide services. These events could reduce demand for our products and services, make it difficult or impossible to receive equipment from suppliers or impair our ability to deliver products and services to business customers on a timely basis. Any such disruption could damage our reputation and cause business customer attrition. We could be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not cover a particular event at all or be sufficient to fully cover our losses.

Risk Factors Relating to Quality of Products

If our products fail to perform as expected, our ability to develop, market and sell its products and services could be harmed.

If our products of nano coated plated filters or our lamination glass products to be manufactured in the second half of 2021 contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of its products take longer than expected to become enabled or are legally restricted, our ability to develop, sell, and service its products could be harmed. Although we will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. While we will perform extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to our customers.

Our inability to provide products or services in a timely manner, legal restrictions on product features, or defects in our products or services, including products and services of third parties that we incorporate into our product offerings, could adversely affect our reputation, result in delivery delays, product recalls, product liability claims, and significant warranty and other expenses, and subject the Company to claims or litigation. In addition, our inability to meet our customers' expectations with respect to our products or services could affect our ability to generate new business customers and thereby have a material adverse effect on our business, financial condition, cash flow or results of operations.

We rely on certain third-party providers of licensed software and services integral to our operations.

Certain aspects of the operation of our business may depend on third-party software and service providers. With regard to licensed software technology, we may become dependent upon the ability of third parties to maintain, enhance or develop their software and services on a timely and cost-effective basis, to meet industry technological standards and innovations to deliver software and services that are free of defects or security vulnerabilities, and to ensure their software and services are free from disruptions or interruptions. Further, these third-party services and software licenses may not always be available to us on commercially reasonable terms or at all.

If the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, or are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by any future third-party software or services with software or services from alternative providers. Any of these factors could have a material adverse effect on our financial condition, cash flows or results of operations.

We may need to defend ourself against and may face liability in respect of claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, which may be time-consuming and could cause us to incur substantial costs and/or materially impact our ability to operate.

From time to time, legal action by us may be necessary to enforce our contractual rights, to protect our manufacturing and distribution operation or to defend against claims of infringement, misappropriation or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, or sell its products and services, which could make it more difficult for us to operate our business. We may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our rights.

We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. Companies holding patents or other intellectual property rights relating to switchable glass or nano coat plating technologies may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services it offers, to pay substantial damages and/or license royalties, obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, to redesign its products and services, and/or to establish and maintain alternative branding for its products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We cannot be certain that our products and services or those of third parties that we incorporate into our products do not and will not infringe the intellectual property rights of others. We do not own any patent technologies but rely on our equipment suppliers and technology partners. In future, we may be subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by competitors, potential competitors or special purpose or so-called "non-practicing" entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom our patents may therefore provide little or no deterrence or protection.

Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive. In addition, to the extent claims against we are successful, we may have to pay substantial monetary damages (including, for example, treble damages if we are found to have wilfully infringed patents and increased statutory damages if we are found to have wilfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party's rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of own confidential information could be compromised by the discovery process. Although claims of this kind have not materially affected our business to date, there can be no assurance material claims will not arise in the future.

Our switchable glass products must comply with local building codes and ordinances, and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.

Many of our products must comply with local building codes and ordinances. Building codes may also affect the products our customers are allowed to use, and, consequently, changes in building codes may also affect the sale of our products. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect its ability to market and sell our products. If our products do not adequately or quickly adapt to building standards, we may lose market share to competitors, which would adversely affect our business, results of operation, financial condition, and cash flows. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.

Our insurance strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

We are subject to all of the ordinary course operating hazards and risks that may come with the provision of our products and services and business operations. In addition to contractual provisions limiting our liability to business customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for its products and are forced to make a claim under our policy.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Although our Manufactured Products (as defined above) will be designed and produced to be safe switchable glass or nano coat air filters, product liability claims, even those without merit, could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our products do not perform or are claimed to not have performed as expected. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and could have a material adverse effect on our business, prospects and operating results.

If we are unable to achieve our targeted manufacturing costs for our products, our financial condition and operating results will suffer.

While we will continue reduce costs in our operations and from our suppliers, including through economies of scale in increased production, there is no guarantee that we will be able to achieve sufficient cost savings to reach our planned gross margin and profitability goals, or our other financial targets. If our efforts to continue to decrease manufacturing costs are not successful, we may incur substantial costs or cost overruns in utilizing and increasing the production capability of our manufacturing facility. Many of the factors that impact our manufacturing costs are beyond our control, such as potential increases in the costs of materials and components. If we are unable to continue to control and reduce our manufacturing costs, our operating results, business and prospects will be harmed.

Risks Relating to Our Organization

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from the commercialization our product candidates.

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronics industries. To date, we have not been involved in any such third-party claims and we are not aware that our products (3D display, nano-coat plated filters, and switchable glass) infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

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

There is a risk that our products (3D display, nano-coat plated filters, and switchable glass) may not gain market acceptance by consumers and customers. The degree of market acceptance of any of our 3D products will depend on a variety of factors, including:

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

Changes in government legislation and policy may adversely affect us.

While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rates, exchange rates, relevant taxation and other legal regimes and government policies may adversely affect our operations, the use of our financial resources and the market price of our ordinary shares.

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Korea won, Hong Kong dollars and Renminbi. In the past two years, the Australian dollars, our reporting currency, has as a general trend, depreciated against the U.S. currency. We cannot anticipate whether this trend will continue in respect of the U.S. dollars. The exchange rates of the Australian dollar to the Korea won, Hong Kong and the Chinese Renminbi have also fluctuated over the same period. In circumstances where the Australian dollar depreciates against either or both of the U.S. dollar, Korea won, Hong Kong dollar or Chinese Renminbi, this may have an adverse effect on our costs incurred in either the U.S. or Korea won or Hong Kong or China (as applicable) but may have a positive effect on any revenues which we source from the U.S. or South Korea or Hong Kong or China (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct operations in South Korea, Hong Kong and China, which exposes us to potential cost increases resulting from fluctuations in exchange rates. To date, we have been affected negatively on material foreign exchange losses as a result of currency fluctuations.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person's or someone else's voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

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

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of China.

Some of our non-cash assets are located in, and some of our revenue is sourced from China. However, the growth of our 3D display and switchable glass businesses will be derived from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

China is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate 2020 was 2.3% compared to 6.1% in 2019, 6.7% in 2018 and 6.9% in 2017. This slowdown could cause a slowdown or decline in investment in digital advertising display networks, which, in turn, may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

A significant portion of our future operating revenues may be denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, each of our China subsidiaries may purchase foreign exchange for settlement of "current account transactions," including purchase of imported components i.e. display chips and payment of dividends to the overseas parent company, without the approval of the State Administration of Foreign Exchange (the "SAFE") by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will likely be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase for example computer display chips from suppliers outside China or fund our business activities outside China denominated in foreign currencies or pay dividends in foreign currencies to our overseas parent company.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant Chinese government authorities. In particular, any loans to our China subsidiaries are subject to China regulations and approvals. For example, loans by us to Smartglass Shenzhen Limited, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Smartglass Shenzhen Limited to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

Regulations and policies may be altered or other new regulations and policies may be implemented by the Chinese government from time to time which may have direct or indirect impact to our business operations. Some examples of such regulations and policies are:

•	media broadcast regulations over the Internet;

•	foreign media to be distributed in China;

•	operating permit for mobile sales and distribution;

•	copyrighted digital media regulations;

•	educational and cultural materials to be sold, distributed, created or transacted in China by foreign investment entities; and

•	foreign investment entities to operate business in the educational and media industries.

These are only some of the examples that may have indirect impact to our business. Change of government officials may also affect changes in regulations and policies, especially within local government. These changes may have impact to the operating strategies or financial performance of the Company.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of businesses create considerable uncertainty.

We are no longer conducting research and development in our products. However, our products in 3D technology and nano-plated air filters are characterized by continuous and extensive research efforts, and rapid technological progress by others in these technologies. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our products uncompetitive or obsolete.

If we are unable to keep pace with technological change or with the advances of our competitors our products may become non-competitive.

The 3D display and nano-coating technologies we use in our products are subject to rapid and significant technological change. Our competitors in Hong Kong, China, Korea and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective, or which would render the technology in our products such as 3D display and nano-coated products, obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience in marketing, sales and commercializing new technologies of new or improved display products and nano-plated filter products.

We know that competitors are developing or manufacturing various technologies or products for the 3D display products and services competing in our product lines. Some of these competitive products use alternative approaches that compete directly with some of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in commercializing their products sooner than we do.

For the nano-plated filter products, the manufacturing technology is from a third party, and to the extent that the equipment manufacturer will be able to continuously develop and upgrade the nano-plated filter technology to keep our nano-plated products competitive will determine the success of our business. If our equipment manufacturer is not able to innovate their technology to match our competitors technology development, then there is a risk that our nano-products will become uncompetitive in the market place which may have an adverse effect in our nano-plated business, financial condition and results of operations.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend in large part on whether we can:

•	Obtain and maintain patents to protect our own products;

•	Obtain licenses to relevant patented technologies of third parties;

•	Operate without infringing on the proprietary rights of third parties; and

•	Protect our trade secrets and know-how.

Patent matters in industrial and consumer electronics are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of the 3D patents we use outside Hong Kong or China or prevent us from obtaining patent protection outside Hong Kong or China, either of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, since patent applications in Hong Kong or China are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on several factors that may vary amongst jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

While we intend to seek patent protection for some of our 3D products and technologies that we use which carried forward prior to the disposal of our R&D unit, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed by us previously or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

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

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States and Australia may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

We do not have patent protection in certain countries and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates.

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

Risks Relating to Our Securities

If we do not maintain compliance with the Nasdaq continued listing requirements, our securities will be subject to delisting.

On June 19, 2020, the Company received a letter from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it no longer complied with Nasdaq Listing Rule 5550(b)(1) due to the Company's failure to maintain a minimum of US$2,500,000 in Stockholders' Equity (or meet the alternatives of market value of listed securities of US$35 million or US$500,000 in net income from continuing operations). On September 28, 2020, the Company announced that it believed that it was compliant as its Shareholders' Equity was approximately US$4.5 million. The Company subsequently received a letter from Nasdaq stating that the Staff had determined that the Company complies with the rule. However, the letter further stated that, if the Company fails to evidence compliance upon filing its next periodic report, it may be subject to delisting. In such event, the Staff will provide written notification to the Company, which will have an opportunity to appeal any such determination to a Hearings Panel. There are no assurances that our Shareholders' Equity will continue to be in compliance with the Nasdaq Listing Rule 5550(b)(1) of maintaining a minimum of US$2.5 million in stockholders' equity or meet the alternatives of market value of listed securities of US$35 million or US$500,000 in net income from continuing operations. If the Company is in non-compliance of this requirement, then the Company could be subject to delisting. As of the December 31, 2020, the Company was in compliance of Rule 5550(b) for continued listing of a company's Primary Equity Security on the Capital Market, as the Company's Stockholders' equity was at least US$2.5 million.

In the event that our ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted several rules to regulate "penny stock" that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. "Penny stocks" generally are equity securities with a price of less than US$5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our ordinary shares have in the past constituted, and may again in the future constitute, "penny stock" within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our ordinary shares, which could severely limit the market liquidity of such ordinary shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the "penny stock" regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a "penny stock", a disclosure schedule prepared in accordance with SEC standards relating to the "penny stock" market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the "penny stock" held in a customer's account and information with respect to the limited market in "penny stocks".

Shareholders should be aware that, according to the SEC, the market for "penny stocks" has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Our ordinary shares may be considered a "penny stock" under SEC regulations which could adversely affect the willingness of investors to hold our Shares.

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2020, our ordinary shares traded on the Nasdaq at below of US$5.00 per share. The low trading price of our ordinary shares may adversely impact the willingness of investors to invest in our common shares in the United States.

Our stock price may be volatile.

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

Our ordinary shares trade on Nasdaq. However, trading volumes for our ordinary shares have been historically low and volatile. The limited trading market for our ordinary shares may cause fluctuations in the market value of our ordinary shares to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our ordinary shares.

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

We may be deemed a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we follow certain home country corporate governance practices in lieu of instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders' meetings. In addition, we follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules. Please see "Item 6. Directors, Senior Management and Employees – C. Board Practices" for further information.

U.S. shareholders may not be able to enforce civil liabilities against us.

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

As a foreign private issuer we do not have to provide the same information as an issuer of securities based in the U.S.

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

In accordance with the requirements of the Australian Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We file annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same information as would be made available to investors if we were a domestic U.S. public corporation.

We may issue additional securities in the future, which may result in dilution to our shareholders.

As of April 23, 2021 we have 8,440,533 ordinary shares issued and outstanding, which does not include the number of shares to be issued under a previously issued and outstanding convertible promissory note. As of April 23, 2021 we have two outstanding convertible promissory notes of US$1,799,486 and US$1,650,000 at a conversion price of US$3.00 per share and US$3.25 per share respectively for a total of 1,107,520 shares issuable (the "Convertible Notes"). Under the terms of these Convertible Promissory Notes, there are adjustments to the conversion price if the Company issues shares below certain prices. In particular, if the Company issues shares below US$2.50 then the total shares issuable under the two Convertible Notes is 1,379,794. If the Company issues shares below US$1.50 then the total shares issuable under the two Convertible Notes is 2,299,657. In these cases, to the extent that the conversion rights are exercised by the noteholders, additional ordinary shares will be issued and would dilute our shareholders. In addition, subject to shareholder approval, we have two other convertible debt agreements with directors and officers of the Company to issue up to 401,939 shares in the Company at a price of US$3.61 for a total debt of US$1,451,000.

In addition, to the extent that we conduct additional equity offerings, additional ordinary shares will be issued, which may result in dilution to our current shareholders. Sales of substantial numbers of such shares in the public market would also result in further dilution to our shareholders and could adversely affect the market price of our ordinary shares.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our ordinary shares.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders. Further, any additional financing that we secure, may require the granting of rights, preferences or privileges senior to, or pari passu with, those holders of our ordinary shares. Any issuances by us of equity securities may be at or below the prevailing market price of our ordinary shares and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our ordinary shares to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our ordinary shares. The holders of any securities or instruments we may issue may have rights superior to the rights of our shareholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over our shareholders, it may negatively impact the trading price of our ordinary shares and you may lose all or part of your investment.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected.

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

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Australian Corporations Act 2001 set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

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

We may not be able to attract the attention of major brokerage firms.

Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of our Company.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name "China Integrated Media Corporation Limited." On October 12, 2016, we changed the name to Integrated Media Technology Limited ("IMTE"). The registered office is located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia and our telephone number is +61 8 7324 6018 and our fax number is +61 8 8312 0248. Our principal office is located at Suite 801, 8/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong and our telephone number is +852 2989 0288. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

In 2013, IMTE was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed this focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) acquired 3D technology and audio companies (as discussed further below). However due to the capital-intensive nature of research and development and the losses incurred in 2018 and 2019, our management decided in early 2020 to stop the R&D activities and focus on the sales and marketing of 3D AST products. Management also decided to broaden the Company's revenue base by investing in a lamination glass project, a new nano-coast plated filter project, IoT projects and financial research. As a result, the Company now engages in business activities relating to the marketing and sales of 3D ASD products, laminated switchable glass, nano-coat plate filter, IoT products and financial research.

IMTE was listed on the Australian Securities Exchange, or ASX, in February 2013 and raised A$3,480,000 at IPO.

On February 9, 2015, the Company acquired all the issued shares of Conco International Co., Ltd. ("CICL"), a company principally engaged in the design, sales and distribution of audio products. The consideration paid was $61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at $0.20 per share.

In May 2015, the Company entered into a cooperation agreement to set up Global Vantage Audio Limited, a 50% subsidiary company, to distribute and market branded "Syllable" headsets globally except for the markets in China, India and Pakistan.

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited ("MDL"), a Hong Kong incorporated technology company principally engaged in the development of autostereoscopic 3D display technology and products, 2D to 3D conversion software and digital content management system. The consideration paid was A$5,216,213 which was the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at A$0.20 per share.

As a result of the acquisition of MDL, Marvel Finance Limited, a company wholly owned and controlled by our then Chairman, Dr. Herbert Ying Chiu Lee, became the controlling shareholder of IMTE holding 44,787,331 shares (pre share consolidation) representing approximately 56.48% of the then outstanding shares of IMTE.

In February 2016, Digital Media Technology Limited, a 100% owned subsidiary of IMTE, was incorporated in the Labuan, Malaysia. This subsidiary will be the sales and distribution of products and technology licenses outside of Hong Kong and China.

In March 2016, the Company disposed CICL to an independent third party for US$41,235, representing the net asset value of CICL.

On October 12, 2016, pursuant to an extraordinary general meeting the Shareholders unanimously voted to change the name of the Company to Integrated Media Technology Limited.

On May 2, 2017, we effected a 1-for-30 reverse split of our ordinary shares, which was approved at a special meeting of our shareholders on March 2, 2017. The purpose of the reverse stock split was to enable us to meet the Nasdaq's minimum share price requirement. This reduced the number of outstanding shares of our common stock from 79,301,852 shares on May 5, 2017, to 2,643,611 shares on May 8, 2017, after adjusting for fractional shares.

In July 2017, we established a new wholly owned subsidiary - GOXD Technology Limited, incorporated in Hong Kong, for carrying out business activities on sales and distribution of 2D/3D glasses-free 4K digital photo frames to corporate customers and household consumers.

On August 3, 2017 our ordinary shares admitted for listing on the Nasdaq Capital Markets under the symbol "IMTE".

On January 12, 2018, the Group entered into the following agreements in connection with the issue of a HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds (the "Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company ("MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds are convertible into 75,000 ordinary shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the then enlarged issued share capital of MDL.

On August 6, 2018, the Company's subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribed for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE's shareholding in MDL was decreased from 100% to 95%.

On August 8, 2018, the Company's subsidiary company, GOXD Technology Limited ("GOXD") entered into an Equity Investment Agreement where the investor purchased 20% of the enlarged issued share capital of GOXD for US$4,000,000 (approximately A$5,378,000). GOXD is a subsidiary of MDL. Upon the issuance of shares in GOXD, MDL's shareholding in GOXD will be decreased from 100% to 80%.

On December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited, the ultimate holding company, by the issuance of 708,500 shares in the Company.

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company will pay 50,000 IMTE shares upon the commissioning of one lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, were then the directors and shareholders of Teko.

On January 3, 2020, the Convertible Bonds with MDL matured and then on January 21, 2020 the Company reached an agreement with Bondholder to repay HK$23 million (equivalent to approximately A$4.3 million) of the Convertible Bonds on the following schedule: i) HK$13 million (or about A$2.4 million) to be paid on January 17, 2020 and ii) the remaining HK$10 million (or about A$1.9 million) to be paid in equal installments over four months. Furthermore, the interest rate is changed to 15% per annum. All of the installments payments have been made.

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement with CIMB Limited ("the CN Agreement"), an independent third party. Pursuant to CN Agreement, CIMB will purchase from the Company a 10% convertible promissory note ("the Note") in the principal amount of HK$14 million (or about A$2.6 million or about US$1.8 million) maturing in two (2) years from the date of the agreement. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00 per share, subject to adjustment, over the term of the Note. On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the CN Agreement to limit the total number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company. The supplement agreement further provides that the conversion price shall, in no event, be less than US$1.50 per share, subject to regulatory or shareholder approval. As at the date of this Annual Report, (i) the Note is still outstanding, ii) a total of A$325,000 interest payment in the CN Agreement, and (iii) the fixed conversion price has been adjusted to US$3.00 per share due to the exercise of the cashless Warrants and described below.

On February 20, 2020, the "Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company ("Ordinary Shares") and warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share to raise gross proceeds of US1 million. The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and will generate a net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to used the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

In May 2020, the Company disposed its research and development operations to independent third parties in order to rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays.

On August 6, 2020, IMTE entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass Technologies Corp ("Nextglass") and Teko International Limited ("Teko") for US$750,000 each for a total consideration of US$1,500,000. The consideration paid was US$750,000 for each of Nextglass and Teko, and each of them was issued 250,000 ordinary shares in IMTE (the "Consideration Shares") at US$3.00 per share. Under the SP Agreements, IMTE could also pay a deferred consideration based on five times the annualized earnings for the two years following completion, less the initial consideration of US$750,000. For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko.

On December 21, 2020 the Company entered into a contract with RE&I International Limited and Zhenjiang Nextek Glass Film Limited to purchase one lamination line for our switchable glass operation for total proceeds of US$1,650,000.

On December 21, 2020, the Company entered into a subscription agreement to subscribe for up to 60% equity interest in Greifenberg Capital Limited ("Greifenberg") for a total subscription amount of US$1,200,000. The initial subscription amount is US$500,000, which is due on or before January 10, 2021 and the Company has the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021. Greifenberg will be engaged in the business of providing financial research and risk analysis on China's financial markets.

On December 21, 2020, Sunup, the Company's subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air filters. The contract provides for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air filter products worldwide. The total investment cost for the product development is approximately US$728,000.

On January 28, 2021, the Company entered into a conditional sale and purchase agreement to acquire 70% equity interests in Shenzhen Koala Wisdom Fire Engineering Co., Ltd.

On February 5, 2021, CIMC Marketing Pty Limited ("CIMC"), a wholly owned subsidiary of the Company entered into an agreement with Xped Limited (now known as Oakridge International Limited) ("Oakridge"), a company listed on the Australian Securities Exchange. Pursuant to the agreement, CIMC agreed to purchase up to 500 million shares for any shortfall of acceptance from other shareholders ("Shortfall Shares") in Oakridge's rights issue announced on January 25, 2021 at the subscription price of A$0.001 per share. On March 1, 2021, CIMC announced that it had purchased 500 million shares at a subscription price of A$0.001 per share for a total amount of A$500,000 or equivalent to US$381,000. The 500 million shares represent approximately 15% of the total outstanding shares in Oakridge. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Recently Oakridge has focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge's Internet of Things (IoT) platform. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for its occupants.

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 ordinary shares of the Company to an accredited investor at a price of US$4.00 per share for US$2,500,000. The Company intends to use the net cash proceeds for working capital purposes and development of existing and new businesses.

On March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400. The use of the proceeds is to build out of manufacturing infrastructure and working capital.

On March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 ordinary shares of the Company to an accredited investor at a price of US$6.50 per share for gross proceeds of US$4,602,000. The Company intends to use the net cash proceeds for developing its current businesses, corporate expenditures, and general corporate purposes.

In summary, the Group's business activities are the marketing and sales of 3D ASD products, switchable glass, nano-coat plate filter project, IoT and financial research.

B.	Business Overview

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano-coated plates for filters, the sale of electronic glass, IoT products and financial research.

Breakdown of total revenues by category for the years ended December 31, 2020, 2019 and 2018:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,427,157	1,273,921	1,166,144
Sales of software and technology solutions	-	1,504	13,731
Sales and distribution of audio products	-	-	48,609
Provision of consultancy and other services	-	-	95,922
Sales of nano-coat plate for air-filters	317,472	-	-
Interest income	6,197	115,762	21,409
	1,750,826	1,391,187	1,345,815

Breakdown of total revenues by geographic market for the years ended December 31, 2020, 2019 and 2018:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Korea	315,034	-	-
Singapore	2,439	-	-
Australia	-	-	65
Hong Kong	1,366,200	1,310,912	346,954
China	60,956	80,275	998,796
	1,744,629	1,391,187	1,345,815

At the beginning of 2019, IMTE was engaged in the business of development, manufacturing and distribution of glasses-free 3D (also known as autostereoscopic 3D) ("ASD") display. 2019 was a challenging year for our ASD business as our development of technologies was undercapitalized and much of our work plan was postponed or delayed until funding was secured. We also faced difficulties with our subcontractors to resolve the manufacturing process problems which further delayed sales. In early 2020, the COVID 19 pandemic hit China and then spread to the rest of the world, putting our business on hold for most of 2020 and possibly longer. The economic outlook for retail business is uncertain as the extent of the people's behaviour change to stay at home more and rely on pick-up and delivery services. This has and will drastically affect our 3D advertising platform business.

In May 2020, we divested our research and development operation as a cost cutting measure. We decided to focus on the marketing and sales of ASD products and services. Most of the remaining development work will be outsourced with defined budgets. In the longer term, we may develop our technologies if we can see a clear path to market.

The Company is diversifying its business by dedicating resources to the electronic glass and the nano-coated plate filters businesses. These two businesses will not be affected by COVID 19 as much as the ASD business, which is operating in the retail advertising markets, in an uncertain pandemic environment. In particular, the air filter product should not be affected as much as the ASD business because, in a pandemic environment, we expect people to consider purchasing devices that cleanse the air. As for the electronic switchable glass business, this is a commercial product that is less susceptible to short-term interruptions in a pandemic environment because it does not depend on retail and or travel sector.

In line with our renewed business strategy, in August 2020, we acquired 25.5% interests in Sunup Holdings Limited ("Sunup") from each of Nextglass Technologies Corp. and Teko International Limited for US$750,000 each. In total, we acquired 51% of Sunup for a total consideration of US$1,500,000, which was paid by the issuance of a total of 500,000 shares at a price of US$3.00 per share. Sunup is engaged in the manufacturing and sale of nano-coated plates used in air filters. Sunup has set up its equipment and began commercial production in November 2020. At the time of the acquisition, Sunup was a non-operating company and its only assets were equipment.

Consistent with our current strategy to diversify and expand our business operations, on December 21, 2020, the Company entered into an agreement to acquire the majority interest in Greifenberg Capital Limited ("Greifenberg"), a company that seeks to analyse credit risk using Big Data and Artificial Intelligence, for a total subscription amount of US$1,200,000. This investment provides the Company with an opportunity to integrate its business operation with use of new data and Artificial Intelligence to foster growth in the new digital economy. We believe that strategically integrating our businesses with Artificial Intelligence and Big Data tools will enhance our business operations, especially in the advertising sector such as tracking or predicting trends in consumer behaviour.

Consistent with our current strategy to diversify and expand our business operations, on January 28, 2021 the Company entered into an agreement to acquire a 70% equity interest in Shenzhen Koala Wisdom Fire Engineering Co., Ltd., a company in the business of Internet of Things. Pursuant to the agreement, the vendors will enter into contracts for deployment of a IoT Detection System of not less than RMB200,000 within 60 days from the date of the agreement. IMTE will purchase the 70% equity interest in Shenzhen Koala for US$40,000 ("Initial Consideration") by the issuance of a total of 10,000 ordinary shares in the Company. In addition, the Company shall pay a deferred consideration of the Profits (as defined below) less the Initial Consideration. The deferred consideration would be paid by the issuance of ordinary shares in the Company (to a maximum number of shares not equal or exceeding 20% of the then issued shares of the Company) at a price equal to 85% of the prior 15 days VWAP of the Company's share price immediately prior to the date of the parties agreeing to the Profits and such date may not be later than March 31, 2022. Profits is defined as the profits before taxation of Shenzhen Koala for the period from the completion date to December 31, 2021 and excluding any relevant gross profits from uncollected sales receipts. As at the date of this report, this parties agreed to cancel this agreement and to negotiate another agreement involving other IoT projects.

On February 5, 2021, CIMC acquired 500 million shares representing approximately 15% or A$500,000 (approximately US$381,000) in Xped Limited (now known as Oakridge International Limited) ("Oakridge"), a company listed on the Australian Securities Exchange at the subscription price of A$0.001 per share. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge is focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge's internet of Things (IoT) platform. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for the occupants. Our investment provides a strategic investment into the technology and healthcare markets in Australia.

Currently, the Company is focusing on the marketing and distribution of ASD products, the manufacture and sale of nano coated plates for air filters and switchable glass, the sale of IoT, and financial research. We believe these two new business operations in air filters and electronic switchable glass will form the foundation of our future growth strategy.

IMTE Products and Services

ASD Products

IMTE is focusing on the marketing and sale of our autostereoscopic display (ASD) products. The current products we offer are ASD technology displays and Marvel3DPro Super-workstation.

ASD Technology Display Products

ASD hardware products are mainly display terminals for presenting glasses-free 3D content which generally include ASD Video Wall and ASD digital signage.

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

Screen Size	Fixed Technology	Switchable Technology	Application	IMTE Products
35"-100"	Yes	No	Display and video wall	28", 46", 50", 55", 65", 85" 1x3, 3x3, 4x3 configuration

Autostereoscopic Display Solution

We provide a full series of ASD digital signage displays with very high-quality 3D image. We can provide the following 3D Displays:

i)	A wide range of Glasses-Free 3D displays in ultra-high definition ranging from 27" to 85";
ii)	Outdoor Glasses-Free 3D digital signage which are waterproof and visible under sunlight making them suitable for use at bus-stops, stadiums and street store-fronts;
iii)	Indoor Glasses-Free 3D digital signage offer high-brightness making it suitable for use in shopping malls, hotels and casinos; and
iv)	Indoor Glasses-Free 3D video wall using super thin bezel panels. Total resolution can be up to 8K with outstanding Glasses-Free 3D effect.

Switchable Glass Products

We are planning to install and operate our switchable glass and energy saving glass lamination operation in late 2021. We plan to have 2-3 lamination lines with capabilities to produce annually between 160,000 - 240,000 m2 of laminated glass. The switchable glass are mainly for the real estate industry for both external and internal walls.

The real estate and construction industry in Asia and China in particular is expected to grow with the economies in these regions. Our switchable glass and energy saving glass would create a friendly energy savings environment for buildings and or homes.

Buildings today are built with windows for aesthetic purposes and also to allow natural light and outside views. However, the normal glass has two significant draw backs in letting heat and glare from sun light to come into the building. To compensate for this, we use blinds and curtains to shield us from these uncomfortable occurrences. In addition, the heat will require more energy to cool the internal environment such as the use of air conditioner which is detrimental to the environment and costly to the building owner.

Our laminated switchable glass and energy saving glass can provide more natural light and views while minimizing heat and glare. This is achieved by adjusting the tinting and transparent to opaque states, and vice versa, automatically by the use of sensors in determining the amount of sunlight to allow into the interior of the building.

Our lamination process is to laminate our partner's proprietary PLDC film between the glass to enable the glass to go from transparent and opaque, and vise versa, becoming our switchable glass. In the near future, we will also develop sensors to operate and manage each switchable glass to optimize energy savings and customer experience.

Our energy saving glass uses electrochromic technology from our supplier, Nextglass Technologies Corporation. Electrochromic is the phenomenon by which the light transmission through a transparent material changes when an electrical voltage is applied to it. Our energy saving glass can modulate ultraviolet, visible and infrared light simultaneously and can block more than 99% of solar radiation and achieve reduced energy consumption. This ability to control the transmission of light enables us to automatically control the amount of heat and glare into a building.

Our Advantages

Our switchable glass and energy saving glass provides multiple benefits to users and building owners.

•	Sustainability and Energy Efficiency: Our switchable glass reduces energy usage in buildings by blocking heat from entering buildings and thus reducing the energy required to cool the building. Our switchable glass also helps bring in natural light reducing the daytime lighting energy requirements.

•	Improved User Experience: Our energy saving glass will allow users to work closely to the glass/windows without the feeling of discomfort from heat and glare coming through the glass. Our energy saving windows can control the sun light and the heat from coming into the building for the comfort of the occupants

•	Cost savings from switchable glass saves us from putting up the blinds or curtains to ongoing maintenance for the property owner.

Market Opportunities

We believe that the market for switchable and energy saving glass will include internal and external walls and, other applications for privacy walls/windows such as in hospitals and offices.

The growing demand for smart buildings in China in the next 10 years gives the Company an exciting platform to launch switchable and energy saving glass. The development of IoT, automation and other high tech industries in the Greater Bay Area in China (Guangdong Province, Hong Kong and Macau) leads to further development of smart buildings and smart cities where our switchable glass can be a major new building material for real estate developers and architects to build in. A truly intelligent building needs make its external walls smart through energy savings and aesthetically pleasing to the occupants while having a smaller carbon footprint.

Our Customers

We plan to sell our products to the construction and real estate industry, including train stations, airports, convention centers, commercial offices, hospitals and residential homes and apartments.

We plan to engage with commercial building owners, architect, real estate developers and general contractors. We believe that market adoption of our products is strongly influenced by an appreciation of the cost savings to the owner and or tenants; and the overall improvement to the environment by reducing the carbon footprint of the buildings using our switchable and energy saving glasses.

Our Competition

We compete in the commercial window industry and the electrochromic glass industry, both of which is highly competitive in price and product functionality. We believe that our main sources of competition are existing commercial window manufacturers, electrochromic glass manufacturers, and companies developing smart window products. We believe the primary competitive factors in our markets are:

•	Price,

•	Product performance,

•	Product functionality quality and durability,

•	Ease of installation and maintenance, and

•	Technological innovation.

Growth Strategies

We will need to introduce to the real estate industry participants i.e. developers and architects of the advantages of our switchable and energy saving glass products. We will also need to look at expanding the usage of our switchable glass to provide privacy walls such as in offices and hotels. The growth in the use of switchable and energy saving glasses will be in the use of costs savings in all applications where glass is used as a barrier to the outside environment.

Nano-coated Plate Filter Products

In August 2020, the Company purchased equipment to manufacture nano-coated plate filters using a new technology for air and water filters. These filters provide better clean air and eliminate small particle pollutants in the air for large indoor meeting places and in closed environment where the air is circulated i.e. trains, taxi, subways, buses, cruise ships, etc.

The current technology of Plasma-Enhanced Chemical Vapor Deposition (PECVD) is too expensive and causes emission of toxic material. However, we are using a new PECVD technology, patent owned by our Korea partner, makes the product at a much lower costs than the traditional PECVD technology and does not emit toxic material in the manufacturing process. The technology we use is superior in performance and less costly to produce.

What is Plasma-Enhanced Chemical Vapor Deposition

In PECVD, one or more gaseous reactants are used to form a solid insulating or conducting layer on the surface of a wafer. This layer is then enhanced by the use of a vapor containing electrically-charged particles or plasma, at lower temperatures.

PECVD processing enables deposition at lower temperatures. A plasma is formed from the gaseous chemicals in a reaction chamber. In contrast to traditional Chemical Vapor Deposition, where higher temperature is used to cause reactions, in PECVD the plasma provides the energy needed to cause the reaction, which means that it can be done at a lower temperature.

The positive effect of photo catalytic air purification and sterilization are:

•	Eliminate all kinds of particles.

•	Remove odors.

•	Eliminate cigarette smoke and carcinogens.

•	Remove VOCs contained in the dust.

•	Negative ions and oxygen in the taxi will increase.

•	Eliminate contact with allergen inducing substances and have the effect of allergy treatment.

We have started the manufacturing and selling of the product in Q4 2020. We have also invested in our own proprietary design of a family of air filter products to be available in Q2 2021. Currently we have started marketing our generation 2 air filter (picture below) in South Korea, China and South East Asia. The response has been very positive and we look to secure some orders in Q2 2021.

Our nano-coat plated products eliminate particles, eliminate germs and viruses, eliminate micro molecules that are harmful to human bod and odors in the air. We have sent the product to testing labs in Korea to certify our air filters eliminate particles in the air. With such test results we believe that we will receive many more enquiries and sales orders. In the second half of 2021, we will seek to sell our products in North America and Europe.

Our sales strategy is to appoint distributors and or channel partners for certain territories countries. For some markets we will sell direct to consumers online to build our own customer base.

Our product strategy is to build up a product line catering to all price points. We may invest in more designs for specific markets and applications such as air filters for baby care, aged care, and healthcare environments. As our air filters are designed to be mobile for personal use, there are many applications where users are in confined space such as travelers on trains or buses.

Going forward, we will look at using this technology to manufacture water filters for the home and for the food, sanitary water treatment industries.

Internet of Things ("IoT") Products

IMTE will be focusing on the IoT products as one of the core businesses to invest as there are many developments in China spearheading the deployment of IoT technologies throughout society. In February, the Company took a strategic 15% stake in an ASX company Oakridge International Limited (formerly known as Xped Limited) ("Oakridge"). Oakridge is in the business of IoT and healthcare technologies to assisted healthcare, age homes and self-care homes.

IMTE is seeking opportunities to invest in IoT technologies locally in Hong Kong or China, and then bringing these technologies to other markets such as in Australia that could benefit from first mover advantage.

Financial Research

In December 2020, IMTE entered into an agreement to invest up to US$1.2 million for up to 60% in Greifenberg Capital Limited ("Greifenberg"), a Hong Kong company specialized in the development and sale of risk analytics for Chinese and East Asian credit markets.

Greifenberg Business

The Greifenberg Business is the development of risk analytics required to transform China's credit market into a globally accessible and investible one.

China's bond market is the world's second largest with a market capitalization of about US$15 trillion.

•	This includes US$3.7 trillion of non-financial corporate bonds and US$2.1 trillion of financial bonds.

•	Foreign ownership of Chinese bonds nearly doubled during 2017 and 2018 and is likely to increase more rapidly.

•	2,307 institutional investors were registered for direct trading in Chinese bonds through Bond Connect as of November 2020, and 612 institutional investors now are trading in the interbank bond market.

Although China's bond market is smaller than America's, real interest rates for government bonds are positive in China and negative in the US, Europe and Japan, and the aggregate yield offered in China's fixed income is greater than that of the US bond market. China's credit market should be a magnet for global investors, but foreign participation is discouraged by two related problems, namely inadequate resources for credit ratings and risk analysis, and poor secondary market liquidity.

The International Capital Markets Association found in a January 2020 survey: "Interviewees complain of very little transparency and price visibility in the secondary credit markets, making it difficult to know where to go to find prices. They report that many Tier 1 banks limit their market-making capacity in credit to perhaps only the 20-or-so most liquid issues, with a skew towards financials. Meanwhile, less liquid issues, in particular NFCs, tend to be traded by the Tier 2 or Tier 3 banks and securities houses, and even then, interviewees note that this tends to be more in a broking capacity than as a true market-maker."

Lack of transparency and liquidity have discouraged domestic as well as foreign participation in what should be one of the world's most attractive markets.

•	Only one US exchange-traded fund invests in Chinese high-yield bonds, the Kraneshares CCBS China Corporate High Yield ETF, and its net assets are only $7.84 million.

•	Uncertainty rather than performance is the main barrier to investor sponsorship of China's credit market.

•	Less than 1% of outstanding principal in China's bond market is in default, according to an analysis by Bocom Securities.

Two Chinese Credit Markets

China's credit market really is two markets, as the histogram below illustrates.

•	There are two universes of credit, one (on the left of the chart) composed of bonds of quasi-governmental entities and policy banks, with an average yield of about 4%, and another (on the right of the chart) composed of corporate issuers with an average yield of about 7%.

•	Illiquidity and lack of transparency characterize the right side of the distribution.

Yield Distribution of Electronically Priced RMB Bonds
Number of Observations
0
20
40
60
80
100
120
140
160
180
200
1.9
2.4
2.9
3.4
3.9
4.4
4.9
5.4
5.9
6.4
6.9
7.4
7.9
8.4
8.9
9.4
9.9
10.4
10.9
11.4
Current Yield

Huarong Asset Management Shows Need for Risk Analytics

Recent volatility in the price of bonds issued by Huarong Asset Management, the legacy portfolio of the Industrial and Commercial Bank of China's distressed assets, illustrates the problem. The job of distressed asset managers is to either liquidate or recapitalize troubled companies and raise salvageable businesses out of distress. If investors do not have the tools to assess the risk of high-yield companies, they will stay clear of distressed companies. The state-sponsored distressed managers remain a dead weight on the market.

China is eager to improve credit market liquidity.

•	In April 2021, China's securities regulator announced that high-yield corporate bonds could be pledged as collateral in the interbank repurchase-agreement market, an incentive to improve liquidity. The absence of reliable risk measurement, though, remains a crucial barrier to improved market liquidity.

•	In January 2020 China's largest rating agency, China Chengxin International Credit Rating Co., was suspended for three months after a state-owned utility, Yongcheng Coal, defaulted on a short-term RMB 1 billion bond issue shortly after the agency assigned the bond a top AAA rating. China's National Development and Reform Commission had ranked the suspended firm as the best among the country's credit rating agencies, and it was the largest provider of ratings during the third quarter of 2020.

Risk Measurement is the Key to Unlocking the Value of Chinese Credit

The key to unlocking the underlying value of China's corporate bond market is risk measurement. That is not a uniquely Chinese problem.

As recently as the early 1980's, what was then the largest fixed income market in the world, the market for US home mortgage lending, was entirely illiquid. Mortgages were held as long-term portfolio investments by more than 11,000 savings institutions who lacked the capital markets access and capacity to manage interest rate risk. The sharp rise in US interest rates during the early 1980s made almost all the savings institutions insolvent.

•	By the late 1980s, US mortgages had become one of the world's most liquid fixed-income markets with broad global participation, due to 1981 legislation that created mortgage-backed securities and gave rise to a liquid secondary market in home mortgages.

•	Mortgage cash flows are complex, and the advent of Option-Adjusted Spread models made available through financial institutions gave investors a standard gauge of risk compensation across a wide variety of securities.

•	The profit opportunity for the financial sector made fixed income the main source of brokerage industry revenues for the next two decades.

During the early 2000s, modeling of corporate bond default risk created a multi-trillion dollar market in structured credit products, including Collateralized Debt Obligations (CDOs).

•	As in the earlier case of mortgage-backed securities, quantitative risk models made possible the distribution of the cash flows of pools of corporate obligations to different investors with different risk tolerances and income requirements.

•	Issuance of CDOs globally rose from US$65 billion in 2000 to US$431 billion in 2006.

China's Opportunity is One of the Biggest in Market History

China's credit market presents an opportunity as great or greater than mortgage-backed securities and structured credit in the United States.

Greifenberg Capital's principals were pioneers in the development of fixed-income risk models in the United States and Europe, and participants in the revolution in risk analytics that built the modern securities industries. We now apply that experience to China's credit market, with specifically Chinese characteristics.

Greifenberg has built a suite of risk analytics combining the credit risk methods, including:

1)	Proprietary analytics for corporate financials;

2)	Contingent Claims Analysis of distance-to-default;

3)	Artificial-Intelligence based fraud detection;

4)	Natural Language Processing of news and social media comments on issuers;

5)	Spread decomposition into credit risk and liquidity premia; and

6)	AI-driven matrix pricing to estimate fair value prices for illiquid bonds.

Greifenberg's suite of models are inputs for a Meta-Model that employs machine learning to determine a best estimate of corporate bond risk.

Greifenberg Risk Analytics give market participants the most advanced available tools for trading and portfolio management of Chinese corporate bonds. They will assist:

1)	the trading and sales businesses of broker-dealers,

2)	the distribution business of private client services and exchange-traded funds, and

3)	the portfolio management business of asset managers.

Greifenberg's mission is to set a standard for risk analytics as a catalyst for a thriving, liquid, and globally-sponsored Chinese credit market.

The same methods can be applied to credit markets outside of China.

Market and Competitive Landscape

The market for credit risk analysis in China is in early stages of development. There is presently no competitor who offers a credit risk management system comparable to Greifenberg's.

China's ratings agencies have poor credibility. Earlier this year China's largest rating agency, China Chengxin International Credit Rating Co., was suspended for three months after a state-owned utility, Yongcheng Coal, defaulted on a short-term RMB 1 billion bond issue shortly after the agency assigned the bond a top AAA rating. That leaves a vacuum which no other firm has filled.

The application of Artificial Intelligence to "Big Data" sets is frequently cited in advertising by credit firms, but the credibility of such systems remains low. We believe the decision of Chinese regulators to postpone the planned IPO of Ant Financial in November 2020 reflected in part lack of confidence in the company's credit risk management systems, which were widely believed to represent the state of the art.

What distinguishes Greifenberg's approach is the simultaneous use of several risk filters and a machine-learning overlay that weights the relevance of each risk filters by its actual predictive value in anticipating credit events. Several prospective competitors offer one of the risk filters employed by Greifenberg, but Greifenberg is unique in employing all of them. These include:

1)	Natural Language Processing ("dynamic ontology") of news and social media as well as government publications;

2)	Contingent Claims Analysis (based on options theory and observed equity price movements and balance sheet structure);

3)	Analysis of reported corporate information;

4)	Fraud detection (based on Artificial Intelligence analysis of the whole credit universe); and

5)	Corporate governance analysis ("ecosystem" scoring).

The American ratings agency Standard and Poor's has developed a National Language Processing "sentiment index" based on published comments on corporate bond issuers. The S&P system appears to lacks the capacity to track regulatory risk, an important factor in China's bond market. CB Insights provides Natural Language Processing but concentrates on "venture capital, startups, patents, and partnerships" rather than on credit.

None of our prospective competitors now combines Contingent Claims Analysis with conventional balance sheet analysis along the lines of Greifenberg's "meta-model."

Several competitors perform analysis of reported corporate information. This is limited by the quality of available data. There are numerous companies providing financial data but their impact is limited by data quality.

We believe the prospective competitor with capabilities closest to Greifenberg is China Securities Credit Investment (CSCI), in association with Oliver Wyman. CSCI is limited by several factors, most importantly its association with Pengyuan, one of China's oldest credit rating systems. Existing ratings agencies have not performed well during the default wave of the past year, and Pengyuan was fined by the People's Bank of China in January 2021 for operating without a proper license and failing to file timely updates. According to the Business Information Industry Association, regulators in doing so were "delivering a severe reprimand to the financial data industry."

The poor performance of China's credit rating agencies provides a unique opportunity for Greifenberg's approach. The problems of China's existing fintech sector indicate that Greifenberg faces little hurdles to market entry.

The biggest business we face is that a large competitor might seek to reproduce our system and market it in competition with Greifenberg. That could work to our advantage as well as disadvantage, provided that we conduct a rapid and effective branding exercise.

Future Developments

The focus of the Group is to continue to develop its businesses switchable glass, nano-coat plated filters, IoT products and financial research to support our glasses-free 3D (autostereoscopic) displays (ASD). Our focus in the past has been in the technology development in ASD displays with limited success. We have experienced significant losses in the past 3 years and the Group needed to build a more diversified business and revenue base for the Company. The initiatives in 2020 to curtail the R&D operation and to start new revenue stream in the nano-coat plate is a move forward. In 2021, we look forward to continuing the development in the businesses of lamination for switchable glass, Iot products and financial research, to all contribute in the Group's revenue stream.

Due to recent losses incurred in operations and in order to reduce the overhead and expenses of the Group, in May 2020 we divested from the research and development operation. Our strategy is to outsource the development to third parties of our technologies and patents. This will ensure that we can cap the costs of development and off load the risk and share the benefits. This will enable the Group to reduce its overhead costs and focus on sales and marketing of ASD products.

The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions that can add value to the Group. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing technology company.

Market and Industry Analysis

3D Display Market

The 3D display market has not changed and is still in its early stage. Most of the 3D-enabled electronic devices require 3D glasses to experience the 3D effect. The usage of these 3D glasses is limiting the adoption of 3D displays as the glasses are uncomfortable to wear. For instance, wearing 3D glasses for a long period sometimes causes headache or eyestrain. Therefore, to eliminate the use of glasses, vendors in 3D display market are focusing on adopting autostereoscopic technology, which delivers the 3D effect to the naked eye.

However, autostereoscopic technology currently has limitations because of its high cost and image quality. Therefore, the potential commercialization of this technology will be seen in the near future as the vendors in the 3D display market are focusing on developing ideal 3D displays using autostereoscopic technology.

Nano-coating plated filter

The nano-coating plated air filters is expected to be a popular product during a pandemic where consumers are weary of the pollutants in the air. Thus, a product that can eliminate particles will stimulate interest in the healthcare industries.

Switchable glass

The market for switchable glass in China and Hong Kong is expected to grow as the roll out for more smart buildings. The switchable glass will reduce costs for building owners by reducing the amount of heat and glare in the building. Consequently the building will require less energy to cool its interiors and carbon footprint.

Competitors

The market for glasses-free 3D technology is still in its early stage, and there are very few competitors worldwide. Nonetheless, there are many established and early stage companies that address the 3D display market in one way or another, including makers of 3D televisions and mobile phones, such as Panasonic Corporation, Samsung Electronics Corporation, Ltd. and Sony Corporation. For the most part, these companies do not market 3D autostereoscopic products, and thus do not compete directly with the products and services we seek to market. However, at this time, we consider them to be competitors generally in the effort to market stereoscopic display (with glasses) solutions to end user businesses. Other companies operating in this domain such as Magnetic 3D, Alioscopy, and Dimenco have started operations earlier than us. For the air filter products, there are many larger companies such as Samsung and LG selling air filters for the homes. We believe that our air filters are competitive in price and function. For the switchable glass, there are many companies offering switchable glass in China, however we do not believe that their products are competitively priced or have the functionality and durability as our switchable glass. The IoT products are generally available in the market so there are many competitors in China. However, we will select the IoT products that have advantages to the markets we enter.

Sourcing and Manufacturing

For certain products such as ASD or IoT products, we will source manufacturer to supply us the products for sale. However, for nano-coated plates and lamination of switchable glass, we will manufacture these products.

Marketing, Distribution and Sales

For our products we are in the process of building our own brand for our air filter and switchable glass products which we intend to launch when we take the products to market.

Sources and Availability of Raw Materials and Principal Suppliers

Other than our lamination line for switchable glass, our source and availability of raw materials is not dependent on a principal supplier. For the lamination operation we are reliant on our film manufacturer to supply film to be used in the lamination process. To mitigate the situation, we will place secured order of this raw materials so that we are not delayed in our manufacturing process.

Inventory, Operating Capital and Seasonality

Our inventory levels are expected to be modest relative to our sales. Our policy is to manufacture to order. Thus, we would not expect to keep much inventory other than key components unless under extraneous circumstances such as material shortage or expected prolonged manufacturing interruption i.e. labor strike.

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer electronics business where there is a general let down in the first quarter of each year after the Christmas season.

Dependence on Major Customers

In 2020, our major sales were to a few customers. Our strategy is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. Each of these distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

Research and Developments

Prior to 2020, the Company conducted a lot of its own R&D activities with limited success in commercializing the technologies developed. Due to the severity of the recent losses and the uncertainty of the COVID 19, in May 2020, we have divested from any internal R&D. We will rely on our partners and or third parties on development of new technologies in ASD, nano-coated plates, and lamination lines for switchable glass.

Intellectual Property

The intellectual property protection for the licenses we hold are further described under "Patent Portfolio" below.

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors, consultants and associates.

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

While we intend to seek patent protection for our products and technologies, we cannot be certain that any of the pending or future patent applications filed by the Company, or licensed to us, will be approved, or that IMTE will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. IMTE cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the Company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

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

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at December 31 2020) and a brief description of their respective inventions.

Patent Owner	Title	Patent No. /Application No.	Status	Expires
Visumotion International Limited (A wholly owned subsidiary of MDL)	(i) Method for processing a spatial image	EP 2172032	Granted in Germany	June 2028
		EP 2172032	Granted in France
		EP 2172032	Granted in U.K.
		4988042	Granted in Japan
		US 8,817,013	Granted in U.S.	Feb 2031
	(ii) Method for stereoscopic illustration	2010 80019861.4	Granted in China	May 2034
		US 8,797,383	Granted in U.S.	Feb 2031
		102010028668	Granted in Germany	May 2030
	(iii) Glasses-free 3D display device	1252602 A	Granted in HK	Nov 2026
		201711080471.8	Granted in China	Nov 2037
Independent party Versitech Limited (A subsidiary of the University of Hong Kong)	(i) Method and System for Global Motion Estimation and Compensation	US 10,453,207 B2	These patent rights in relation to 3D video encoding and transmission will be assigned by the owner to Marvel Digital Limited in the event of either (1) IPO of MDL shares or (2) the 3D video technologies covered by the Patent Rights is approved by PRC authority as an industry standard.	Oct 2036
	(ii) Auxiliary Data for Artifacts Aware View Synthesis	US 10,404,961 B2		Nov 2036
	(iii) A depth discontinuity based method for efficient intra coding for depth videos	US15/748,532		May 2037
	(iv) A multi overlay variable support and order kernel based representation for image deformation and view synthesis	US15/748,503		Aug 2036
	(v) Auxiliary Data for Artifacts Aware View Synthesis (US)	62/285,825		Aug 2036
	(vi) Auxiliary Data for Artifacts Aware View Synthesis (PCT)	PCT/CN2016/104887		N/A
		JP2018523453A		N/A
		201680078156.9		N/A
	(vii) Shape adaptive model based codec for loss and lossless compression of binary images	62/300,502		N/A
		KR1020187027805A		N/A
		201780013263.8		N/A
		EP17755817.8		N/A
		JP2018544483A		N/A
		US15/441,530		N/A

Patent Owner	Title	Patent No. /Application No.	Status	Expires
GOXD Technology Limited	Digital Photo Frame Device and Control Method thereof	18103421.3	Granted in HK	Mar 2026
	Digital photo frame	1701272.5	Granted in HK	Jun 2022
		228398846	Granted in China	Aug 2027
Marvel Digital Limited	Method for Enhancing Video Resolution and Video Quality, Encoder and Decoder	16103565.1	Granted in Hong Kong	Mar 2024
	A Method, Apparatus and Device for Acquiring a Spatial Audio Directional vector	16103566.0	Granted in Hong Kong	Mar 2024
		201610566911.X	Granted in China	Jul 2036
		15/216,726	Granted in U.S.	Jul 2036
		105134696	Granted in Taiwan	Oct 2036
	A Lens for Extended Light Source and Design Method Therefor	16106705.5	Granted in HK	Jun 2024
		201710427469.7	Granted in China	Jun 2037
		15/61,720	Granted in USA	Jul 2038
		18103254.5	Granted H.K.	May 2037
	A Method and a System for generating depth information associated with an image	16111725.1	Granted in HK	Oct 2024
		US15/404,461	Granted in U.S.	May 2037
		US 15/784,875	Granted in U.S.	May 2038
	Method For Improving the Quality Of 2D-to-3D Automatic Conversion By Using Machine Learning	16111899.1	Granted in HK	Oct 2024
		15/784875	Granted in US	May 2038
	Parametric Splitting for Block Representation and Coding	HK 19124279.1	Granted in HK	May 2027
	Methods for Multiple Layer Representation of Depth Map for Intra Coding	HK 19124682.6	Granted in HK	Jun 2027
	Computer	1601506.3	Granted in HK	Aug-2041
		29/574,856	Granted in U.S.	May 2031

Material Contracts Related to Intellectual Property and Commercialization Rights

License Agreement with Versitech Limited

In September 2015, Versitech Limited ("Versitech") and a former subsidiary, Marvel Digital Limited ("MDL") entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provides MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech listed in the previous table above, to develop, make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalties of 3% of net sales ("3% Royalty") on licensed product and licensed process by MDL and its affiliates and sublicensee. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong ("HKU") under the Innovation and Technology Fund University-Industry Collaboration Programme entitled "Content Generation and Processing Technologies for 3D/Multiview Images and Videos". Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

Starting in 2019 and thereafter, the royalty will be the greater of 3% Royalty and HKD200,000 (approximately A$36,194) each year.

During the 2020 year, there were royalty fee of HK$200,000 paid to Veritech (2019:Nil). There were no sublicense fee paid in both years.

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

C.	Organizational Structure

As at December 31, 2020, we have a total of 12 subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services, and investment holding
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of Group products
Cystar International Ltd (formerly Visumotion International Limited)	Hong Kong	100% Indirect	Sale of software and provision of consultancy services
Colour Investment Limited	Hong Kong	100% Direct	Investment holding company
GOXD International Limited	Hong Kong	80% Indirect	Distribution of Digital Picture Frame
Great Gold Investment Limited	Hong Kong	100% Direct	Administrative services
Sunup Holdings Limited	Hong Kong	51% Direct	Manufacturing of filter plates
Sunup Korea Limited	Hong Kong	51% Indirect	Sales of filter plates and air filter products
Smartglass Limited (formerly Dragon Creative Ltd)	Hong Kong	100% Direct	Sales and distribution of switchable glass
Cystar International (Shenzhen) Limited	China, PRC	100% Indirect	Dormant
Smart (Shenzhen) Technology Limited	China, PRC	100% Indirect	Marketing and distribution
GOXD Dongguan Limited*	China, PRC	76% Indirect	Design and sale of 3D digital picture frame
GOXD Technology Limited*	Hong Kong	76% Indirect	Development and distribution of 3D digital picture frames
Marvel Digital Ltd*	Hong Kong	95% Indirect	Development of 3D autostereoscopic display technology and investment holding
Marvel Display Technology (Shenzhen) Limited (formerly Marvel Software (Shenzhen) Ltd)*	China, PRC	95% Indirect	Manufacturing and distribution of 3D products and provision of 3D consultancy services

* Disposed during the year.

D.	Property, Plant and Equipment

At December 31 2020, the Company has its registered office in Adelaide, Australia and its principal and main operating office located in Hong Kong, and an administration office in Shenzhen, China. In Australia in 2020, the Company rents a 100 square feet office on a month to month basis at a cost of A$1,000 per month until July 2020 and thereafter it was rent free until December 2020. In January 2021, the Company rents a 100 square feet office and 2 car parks on a month to month basis at a total cost of A$1,800 per month.

In Hong Kong, the Company's the principal office is approximately 3,000 square feet which in January 2020 the Company entered into a short-term arrangement to pay a monthly rent at US$20,000 (A$28,500) per month on a month to month arrangement. In January 2021, the Company terminated the lease for the Hong Kong's principal office and a Group company entered into a 2 year lease agreement to lease a 2,800 square feet our principal office at a monthly rent of approximately A$14,300.

The Company also rented two operating offices, (i) one of which is approximately 4,000 square feet on a three-year lease at approximately A$15,500 per month until May 31, 2020 and (ii) the other is approximately 4,400 square feet on a 3 year lease at approximately A$26,300 per month until October, 2021. In April and May 2020, the Group disposed of the subsidiaries holding these leases.

During the year, in China, the Company rented a 4,405 square feet development office in Dongguan, Guangdong Province, on a 3 year lease at approximately A$3,857 per month until November, 2021. In addition, the Company rented a 15,930 square feet pre-production facility in Shenzhen on a 2 years rental at approximately A$33,663 per month until January 2021. In April and May 2020, the Group disposed of the subsidiaries holding these leases.

Due to the divestment of the Company's R&D and pre-production/testing facilities in Shenzhen for its 3D products, the Company plans to outsource the production of its products. Accordingly, the Company does not intend to build at this time any infrastructure for its manufacturing requirements for 3D products. We believe we will be able to obtain additional office space for our operations, as needed, on commercially reasonable terms.

Our plant and equipment recorded in our consolidated financial statements as at December 31, 2020 consists of A$262,626 for office furniture and equipment. We are not aware of any environmental impact on the use of these equipment. With the distribution rights agreement for conductive film, we are profiling locations to house our lamination line for manufacturing electronic glass products. We hope to conclude our factory site selection by June 30, 2021.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2020, as at and for the year ended December 31, 2019, and for the year ended December 31, 2018, together with the notes thereto included elsewhere in this Annual report. The financial information contained in this Annual report is derived from the financial statements, which were prepared in accordance with IFRS.

A.	Operating Results

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the sale of electronic glass and financial research.

For a description of the milestones that we have achieved since inception and through to the date of this report, see "Item 4. Information on the Company – A. History and Development of the Company."

Overview

In the past few years, we were at an early stage in the development of our 3D products and services. We have incurred net losses since inception until recently when we recorded a profit for the fiscal year 2017 mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. However, in 2019 the Group recorded significant losses of A$16,700,199 and another loss of A$10,543,658 in 2020. In order to curtail the losses going forward, the Group restructured its operation by disposing its R&D and test manufacturing operation, and only focusing on the marketing and sales, in 3D autostereoscopic products. In May 2020, the Company disposed of these operations and this resulted in reducing our administrative and operating costs which resulted in reducing our losses in 2020. The Company also initiated new businesses in nano-coat plated filter products and switchable glass which should provide a wider revenue base and sales growth in the coming years. This will offset the business losses in this pandemic environment. The Company was severely affected by the pandemic as the majority of our 2020 sales plan was reduced or cancelled and we expect that. Going forward in 2021, Covid 19 will continue to present a challenge for the Company to grow sales in 2021 and become profitable.

For the past 2 years, we have funded our operations primarily through the sale of equity securities in the Company and its subsidiaries, advances from shareholder issuances of convertible notes and from operation cashflows. For details of the business overview, see "Item 4. Information on the Company - B. Business Overview."

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

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Please refer to Note 15 for impairment review of these autostereoscopic 3D display technologies and knowhow.

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

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

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in‘plant and equipment' and lease liabilities in ‘loans and borrowings' in the consolidated statement of financial position.

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

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices ("SSP"). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

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

Recent Acquisitions

See "Item 4. Information on the Company - A. History and Development of the Company."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2020		2019		2018
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	1,659,916	95	1,165,607	91.4	1,228,485	92.8
Services	84,713	5	109,818	8.6	95,921	7.2
Total operating revenues	1,744,629	100	1,275,425	100	1,324,406	100.0
Expenses
Cost of sales	1,311,566	74.2	1,008,821	76.2	723,711	54.6
Employee benefit expenses	2,212,643	126.8	4,034,378	304.6	2,253,411	170.1
Depreciation and amortization expenses	2,078,762	119.2	3,174,784	239.7	2,029,373	153.2
Professional and consulting expenses	1,373,907	78.7	2,019,970	158.4	1,746,762	131.9
Loss / (gain) on disposal of subsidiaries	28,990	2.3	-	-	(608,995)	(46)
Travel and accommodation expenses	40,895	2.3	281,895	22.1	384,184	29.0
Other operating expenses	2,082,867	119.3	2,341,672	183.6	2,010,142	151.8
Provision for impairment loss for goodwill	-	-	4,486,301	351.8	9,953,311	751.5
Provision for impairment loss for intangible assets	3,459,340	198.2	-	-	-	-
Financial costs	2,100,272	120.4	1,561,625	122.4	1,383,399	104.5
Total expenses	14,689,242	841.9	18,909,446	1,482.6	19,875,298	1,300.7
Operating loss before income tax	(12,944,613)	(741.9)	(17,634,021)	(1,382.6)	(18,550,892)	(1,400.7)
Non-operating income
Interest income	6,197	0.4	115,762	9.1	21,409	1.6
Gain on disposal of financial assets at fair value through profit or loss	2,312,197	132.5	127,551	10.0	709,543	53.6
Other income	82,561	4.7	807,831	63.3	469,660	35.5
Net (loss) / profit before income taxes	(10,543,658)	(604.3)	(16,582,877)	(1,300.2)	(17,350,280)	(1,310.0)
Income tax credit / (expense)	-	-	(117,322)	9.2	507,057	38.3
Net (loss) / profit	(10,543,658)	(604.3)	(16,700,199)	(1,309.4)	(16,843,223)	(1,271.8)

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2020		2019
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,059,347	60.7	1,164,103	91.3
Tablets and mobiles	283,097	16.2	-	-
Software	-	-	1,504	0.01
Nano-coat plated filter products	317,472	18.2	-	-
Sub-total	1,659,916	95.1	1,165,607	91.40
Services
Conversion services	79,938	4.5	16,686	1.30
Other services	4,775	0.2	93,132	7.30
Consulting services income	-	-	-	-
Sub-total	84,713	4.8	109,818	8.60
Total operating revenues	1,744,629	100.00	1,275,425	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2020 was A$1,744,629 as compared to the prior year of A$1,275,425, a increase of A$469,204 or 37% from the prior year. The revenue for the year ended December 31, 2020 consists of the sales and distribution of 3D autostereoscopic products, 2D tablets and nano-coat plate filter products. In 2021, we will put more emphasis on sales of nano-coat plated filter products and switchable glass products.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2020		2019
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	1,293,425	74.1	962,799	75.0
Services	18,141	1.0	46,022	4.0
Total cost of sales	1,311,566	75.1	1,008,821	79.0

Cost of sales increased by 30% to A$1,311,566 in 2020 from A$1,008,821 in 2019, which primarily due to the change in product mix of the Group with 2D tablets being sold in current year, bringing more costs of sales than that of the products sold in the prior year.

Gross Profit and Gross Margin. Gross profit increased by 62% from A$266,604 in 2019 to A$433,063 in 2020. Our gross margin significantly increased from 21% in 2019 to 25% in 2020, primarily due to the change in product mix of the Group with nano-coat plated filter products being sold with comparatively higher profit margin than that of the products sold in the prior year.

Gain on disposal of financial assets at fair value through profit and loss.

The amount of derivative financial instrument issued that is recognized as income is A$2,312,197.

Provision for impairment loss of intangible assets and goodwill.

It represents the impairment loss of intangible assets of A$3,459,340 in 2020.

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the years ended December 31, 2020 and 2019. The decrease in 2020 was the result of the Company disposing the research and development operation which decreased the government subsidies.

Expenses

The operating expenses for the year ended December 31, 2020 was A$10,543,658 as compared to the prior year of A$18,909,446 a decrease of A$8,365,788 or 44.24% from the prior year. The decrease in total operating expenses was mainly attributable to the following:

-	A decrease of A$4,486,301 in the provision for impairment loss of goodwill, as it was fully impaired in 2019;

-	A decrease of A$1,821,735 in employee benefit expenses from A$4,034,378 in 2019 to A$2,212,643 in 2020, which was primarily due to group restructuring during the year and decreases in number of staffs in 2020;

-	A decrease of A$1,096,022 in depreciation and amortization expenses from A$3,174,784 in 2019 to A$2,078,762 in 2020 as the result of the group restructuring during the year when it disposed of its R&D and test manufacturing operations;

-	A decrease of A$646,063 in professional and consulting expenses from A$2,019,970 in 2019 to A$1,373,907 in 2020 resulting from the decrease in legal and professional fees for certain corporate activities during the respective years;

-	A decrease of A$258,805 in other operating expenses from A$2,341,672 in 2019 to A$2,082,867 in 2020 resulted from the group restructuring during the year when it disposed of its R&D and test manufacturing in 3D autostereoscopic operations; and a decrease in rental from A$637,321 to A$126,382 as a result of the aforementioned group restructuring; and

-	A increase of A$538,647 in finance costs from A$1,561,625 in 2019 to A$2,100,272 in 2020 was mainly attributable to a decrease in the convertible bonds interest of A$1,316,702 in 2019, which was fully repaid in January 2020, but imputed financial interest expenses for convertible promissory note valuation during the year.

Income tax

Income tax expenses of A$Nil were recognized during the year ended December 31, 2020.

Net Profit (Loss)

We recorded a net loss of A$7,020,972 for the year ended December 31, 2020 as compared to a net loss of A$16,700,199 was recorded for the year ended December 2019.

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2019		2018
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,164,103	91.3	1,166,144	88.0
Tablets and mobiles	-	-	-	-
Software	1,504	0.1	13,731	1.0
Audio products	-	-	48,609	3.7
Other products	-	-	-	-
Sub-total	1,165,607	91.4	1,228,484	92.7
Services
Conservation services	16,686	1.3	57,661	4.4
Other services	93,132	7.3	38,261	2.9
Consulting services income	-	-	-	-
Sub-total	109,818	8.6	95,922	7.3
Total operating revenues	1,275,425	100.0	1,324,406	100.0

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

Expenses

The operating expenses for 2019 was A$18,909,446 as compared to 2018 of A$19,875,298 a decrease of A$965,852 or 4.86% from the prior year. The decrease in total operating expenses was mainly attributable to the following:

-	A decrease of A$5,467,010 in the provision for impairment loss of goodwill from A$9,953,311 in 2018 to A$4,486,301 in 2019;

-	An increase of A$285,110 in cost of sales from A$723,711 in 2018 to A$1,008,821 in 2019 as discussed above;

-	An increase of A$1,789,967 in employee benefit expenses from A$2,253,411 in 2018 to A$4,034,378 in 2019, which was primarily due to increase in the number of staff and general salary increment. The increase of staff was primarily due to the addition of staff for GOXD operation and executive director's compensation;

-	An increase of A$1,145,411 in depreciation and amortization expenses from A$2,029,373 in 2018 to A$3,174,784 in 2019;

-	A decrease of A$608,995 in gain on disposal of a subsidiaries relating to disposals of subsidiaries in 2018. There were no disposals in 2019;

-	An increase of A$273,208 in professional and consulting expenses from A$1,746,762 in 2018 to A$2,019,970 in 2019 resulting from the increase in legal and professional fees for certain corporate activities during the year including the investor relations fees.

-	An increase of A$331,530 in other operating expenses from A$2,010,142 in 2018 to A$2,341,672 in 2019 resulting from the operating cost of the GOXD operation for the full year in 2019; and

-	An increase of A$117,322 in finance costs from A$1,383,399 in 2018 to A$1,561,625 in 2019 was mainly attributable to the convertible bonds interest of amount A$1,316,702 in 2019, compared to the prior year of A$930,276 in 2018 and interest charged of A$50,329 in 2019 on the amounts of revolving loan with interest rate on 8% per annum.

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

New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2020:

Amendments to References to the Conceptual Framework in IFRS Standards

The Group has adopted the amendments included in Amendments to References to the Conceptual Framework in IFRS Standards for the first time in the current year. The amendments include consequential amendments to affected Standards so that they refer to the new Framework. Not all amendments, however, update those pronouncements with regard to references to and quotes from the Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The adoption of these amendments has not had a material impact on the Group.

Amendments to IFRS 3 Definition of a business

The Group has adopted the amendments to IFRS 3 for the first time in the current year. The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after 1 January 2020.

The adoption of these amendments has not had a material impact on the Group.

Amendments to IAS 1 and IAS 8 Definition of material

The Group has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of 'obscuring' material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from 'could influence' to 'could reasonably be expected to influence'. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of 'material' or refer to the term ‘material' to ensure consistency.

The adoption of these amendments has not had a material impact on the Group.

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below and not expected to have a significant impact on the Group's consolidated financial statements. The Group does not plan to adopt these standards early.

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37 Onerous Contracts	Cost of Fulfilling a Contract
Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and and IAS 41 Agriculture

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

The goodwill included in the consolidated financial statements was derived from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires as estimation of the value in use of the cash generating unit ("CGU") to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is A$NIL (2019: A$Nil). Details of the recoverable amount calculations are disclosed in Note 15.

(ii)	Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor's financial position. Refer to Note 12 for further details.

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

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There is no more contingent liabilities as at December 31, 2020 and 2019, as the Company recognized the actual deferred performance fee to be paid to MFL of A$15,110,749 in 2017.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term investments. We have incurred significant losses since our inception until 2015. For the past 3 years, we have recorded loss of A$7,020,972, A$16,700,199, loss of A$16,843,223, for the fiscal years ended December 31, 2020, 2019, and 2018 respectively.

Equity Issuances

The following table summarizes our issuance of ordinary shares for cash or from the conversion debts. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Share issuance for payment to consultant	2018	25,275	491,750
Share issuance for debts	2018	708,500	8,000,000
Share issuance for debts or cash	2019	Nil	Nil
Share issuance in respect to payment to convertible bonds	2020	285,714	1,514,284
Share issuance for the settlement of interest on a convertible promissory note	2020	46,741	174,811
Share issuance for debt to equity conversion	2020	941,667	3,947,751
Share issuance in respect of development of new business and working capital	2020	1,857,692	7,666,999
Share issuance in respect of payment to a consultant	2020	4,471	23,249

Capital Requirements

As of December 31, 2020, we had cash and cash equivalents of A$2,194,084 and trade receivables of A$1,233,709. Our trade receivable balance significantly increased as compared to A$892,488 as of December 31, 2019, was partially attributable to the increase in sales in 2020. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for the next 12 months based on our budget and forecasted revenue. However, our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue our nano-coat plate filter developments or our operations.

In addition, the Company has started to recapitalize its equity base by selling US$9.4 million of its shares in the first 3 months of 2021. Furthermore, the Company is working on increasing its shareholder's equity to more than US$2.5 million or having a market capitalization of more than US$35 million so that it complies with Nasdaq's continual listing requirement. At the date of this report, the Company is compliant with the continued listing rule requirement.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2020	2019	2018
	A$	A$	A$
Net cash outflows in operating activities	(6,191,115)	(6,540,014)	(6,685,106)
Net cash outflows in investing activities	(4,586,121)	(1,828,617)	(3,319,768)
Net cash inflows by financing activities	13,392,848	7,575,583	8,465,255
Net increase (decrease) in cash and cash equivalents	2,615,612	(793,048)	(1,539,619)
Effect of exchange rate changes on cash and cash equivalents	(254,770)	6,585	89,252
Cash and cash equivalents at beginning of period	(166,758)	619,705	2,070,072
Cash and cash equivalents at end of period	2,194,084	(166,758)	619,705

Net cash outflows in operating activities was A$(6,191,115), A$(6,540,014), and A$(6,685,106) during the years ended December 31, 2020, 2019 and 2018, respectively. Net cash outflows in operating activities during the year ended December 31, 2020 was mainly to the delay in receipts from customers. Net cash inflows in operating activities significantly increased during the year ended December 31, 2018 were attributable to the receipts from customers on sale of software and technology solutions.

Net cash outflows in investing activities were A$(4,586,121), A$(1,828,617), and A$(3,319,768) during the years ended December 31, 2020, 2019 and 2018 respectively. Net cash outflows in investing activities during the years ended December 31, 2020, 2019 and 2018 was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects.

Net cash inflows/(outflows) in financing activities was A$13,392,848, A$7,575,583, and A$8,465,255 during the years ended December 31, 2020, 2019 and 2018 respectively.

Net cash inflows in financing activities during the years ended December 31, 2020 are attributable to the issuance of shares. Net cash outflows in financing activities during the years ended December 31, 2020 and 2019 are attributable to the revolving loan provided from third party, advances from related companies and ultimate holding company.

We had cash and bank balance of A$2,194,084, A$(166,758), and A$619,705 as at December 31, 2020, 2019 and 2018 respectively. Cash and bank balance as at December 31, 2020, 2019 and 2018 were consisted of A$2,194,084, A$735,424 and A$1,514,215 of cash and bank balances, and Nil, A$(902,482) and A$(894,510) of bank overdraft, respectively.

C.	Research and Development, Patents and Licenses

The Company no longer conducts any research and development activities as during the year, it disposed its subsidiary that conducted research and development in 3D autostereoscopic. Accordingly, for the 3 years ended December 31, 2020, we have employed 0, 25, and 10 staff, respectively, in the research and development of 3D autostereoscopic technology and we incur annual staffing costs of approximately A$675,500 A$6,155,884, and A$716,000 during the respective years. In the prior year, we also have Company sponsored research with certain universities and research institutes as discussed in Item 4. Information of the Company under Research and Developments, which also includes a cooperation agreement with the Hong Kong Applied Science and Technology Institute (ASTRI) to establish the ASTRI-Marvel Digital Joint Research and Development Center, focusing on research and development of advanced technology in 3D imaging, as announced on June 20, 2016.

D.	Trend Information

We are still a relatively young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations is mainly dependent on further development and commercialization of our technologies.

E.	Off-Balance Sheet Arrangements

During fiscal years ended December 31, 2018, 2019 and 2020, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2020, the Group had internal capital commitments for the investments in two China subsidiaries of approximately A$2,901,071 (2019: A$1,755,456).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F.

Name	Position
Mr. Con UNERKOV(2)	Chairman and Chief Executive Officer
Mr. Uwe von PARPART (6)	Executive Director
Mr. Wuhua ZHANG (1)	Non-Executive Director
Dr. Man-Chung CHAN	Independent Non-Executive Director
Dr. Heming CUI (1) (2) (3) (5)	Independent Non-Executive Director
Mr. Luis PUYAT (1) (2) (4) (7)	Independent Non-Executive Director
Ms. Jannu Binti BABJAN (8)	Independent Non-Executive Director
Mr. Cecil HO	Chief Financial Officer and Joint Company Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Nomination and Remuneration Committee.
(3)	Chairman of the Audit Committee.
(4)	Chairman of the Nomination and Remuneration Committee.
(5)	Dr. Heming CUI was appointed as a director on June 12, 2020 and was appointed as the Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee.
(6)	Mr. Uwe von Parpart was changed from Independent Non-Executive director to Executive director on January 15, 2021. He also resigned as a member of Audit Committee on the same date.
(7)	Mr. Luis Puyat was appointed as an Independent Non-Executive director on January 15, 2021 and a member of the Audit Committee and the Chairman of the Nomination and Remuneration Committee.
(8)	Ms. Babjan was appointed as an Independent Non-Executive director on April 28, 2021 and a member of the Audit Committee.

Mr. Con UNERKOV, aged 52, is an Australian based businessman with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov was a director of the Company in the past and he re-joined the Company as the CEO in April 2019 and as director and chairman on May 31, 2019. Mr. Unerkov is the non-executive Chairman of Oakridge International Limited (formerly Xped Limited), a company listed on the Australian Securities Exchange ("ASX") engaged in the Internet of Things (IOT) and Healthcare sector.

Mr. Uwe von PARPART, aged 80, Mr. Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He was a frequent guest on CNBC and Bloomberg TV. After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

Mr. Luis Puyat, aged 58, is a businessman with significant experience in the banking and finance industry. Currently Mr. Puyat is the CEO of VGP Investments, Inc., a company engaged in property investments, and an executive director of First Sovereign Asset Management, Inc. Previously, Mr. Puyat was the Chairman of The Manila Banking Corporation from1999 to 2007. He was also the President of The Manila Bankers Life Insurance from 1993 to 1999. Mr. Puyat has a Masters in Business Economics (Non-Degree) from the University of Asia & the Pacific and a B.S. in Business Administration from the University of Philippines.

Dr. Heming CUI, aged 38, an assistant professor in Computer Science of the University of Hong Kong ("HKU") since January 2015. His research interests are in distributed system, IOT, big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Dr. Cui's research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IOT software. Dr. Cui's research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Dr. Cui's serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Dr. Cui's publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare. Before joining HKU, Dr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York.

Mr. Wuhua ZHANG, aged 46, is a businessman with significant experience in the electronics industry with a specialty in the semiconductors product field. Mr. Zhang holds a Masters of Technology Management and a Bachelor of Applied Science in Electronic Engineering. Mr. Zhang has extensive experience in product and engineering management, product marketing and sales which was attained during his career as an Account Executive at ST Microelectronics (Shenzhen) Company and as a Key Account Manager at Philips Semiconductors. Mr. Zhang's primary responsibilities in those roles was to drive distribution sales for semiconductor products in China and discover any key new opportunities.

Dr. Man-Chung CHAN, aged 62, graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales. From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University. Dr. MC Chan was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. His theory of functional unification has bridged the gap between modal logic, natural language and logic programming. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

Ms. Jannu Binti BABJAN, aged 54, is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 5 years. She has over 29 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian Legal System from the magistrate courts right up to the Federal Court of Malaysia. Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

Mr. Cecil HO, aged 60, brings to IMTE nearly 30 years of financial management experience in both public and private companies. He most recently served as the CFO for Asia Times Holdings Limited, an online news publication in Hong Kong. Prior to that, Mr. Ho held various senior finance positions in public companies listed on the Hong Kong Stock Exchange. Currently, Mr. Ho is the CFO of Ares Motor Works, Limited, a company engaged in electric commercial vehicles. In his roles, Mr. Ho excelled in strategy execution, shareholder value creation and risk management. Mr. Ho is a member of the Hong Kong Institute of Certified Public Accountant and a Chartered Professional Accountant (CA). Mr. Ho holds a Bachelor of Commerce degree from the University of British Columbia in Canada.

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

Remuneration Principles

Remuneration of all directors and officers is determined by the Nomination and Remuneration Committee.

We are committed to remunerating senior executives and executive directors in a manner that is market-competitive and consistent with "Best Practice" including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executives' position, experience and performance, and may be satisfied via cash or equity.

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance - based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Our remuneration policy is based on our financial performance and on success of our development and commercializing of our products, services or solutions.

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance - based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful in achieving sales targets,

•	Successful contract negotiations,

•	Achievement of reaching operational/project milestones within scheduled time and/or budget, and

•	Our share price reaching a targeted level on the NASDAQ over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and officer in fiscal 2020.

	Short-term Benefits		Post Employment		Share-based		Total
			Benefits		Payments
	Salary &	Other	Super-	Retirement	Shares	Options
	Fees		annulation	Benefits
	A$	A$	A$	A$	A$	A$	A$
Mr. Con Unerkov (1)	-	722,157	N/A	N/A	N/A	N/A	722,157
Dr. Man-Chung Chan	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Mr. Wuhua Zhang	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Mr. Uwe von Parpart	18,725	N/A	N/A	N/A	N/A	N/A	18,725
Dr. Heming Cui	9,950	N/A	N/A	N/A	N/A	N/A	9,950
Mr. Luis Puyat	-	N/A	N/A	N/A	N/A	N/A	-
Ms. Babjan	-	N/A	N/A	N/A	N/A	N/A	-
Mr. Cecil Ho	607,659	N/A	N/A	N/A	N/A	N/A	607,659
Total	666,334	722,157	N/A	N/A	N/A	N/A	1,388,491

(1)	Mr. Con Unerkov is employed under a service agreement provided by a related company.

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

Employee Share Option Plan

In August 2020, an Employee Share Option Plan ("ESOP") was approved and established by the Board. The ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the Board may in its discretion determine. See below under item 10.A for more information.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2020 as these amounts were expensed and paid as of this date.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of seven directors, the executive Chairman and executive director, one non-executive director and four independent non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

Corporate Governance

ASX Corporate Governance Principles

As a "foreign private issuer", we are not required to comply with all of the corporate governance practices followed by U.S. companies under NASDAQ listing standards.

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

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of Board and management.

2.	Structure the Board to add value. Companies should have a Board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2020, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2020 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, that a listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors. Our Board of Directors currently have six directors, of which four are non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three independent non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Dr. Man-Chung Chan, Mr. Puyat, Dr. Heming Cui and Ms. Babjan qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our Company and audits of our consolidated financial statements, including the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and independent registered public accounting firm, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of three board members, each of whom satisfies the "independence" requirements of the U.S. Securities and Exchange Commission, and NASDAQ Marketplace Rules. Our Audit Committee is currently composed of Ms. Babjan, Mr. Luis Puyat and Dr. Heming Cui. Dr Heming Cui is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Mr. Uwe Parpart, Mr. Luis Puyat and Dr. Heming Cui are the current members of the Nomination and Remuneration Committee. Mr. Luis Puyat and Dr Heming Cui both qualified as an "independent director" within the meaning of NASDAQ Marketplace Rules. Mr. Puyat is the chairman of this committee.

Corporate Governance Requirements Arising from Our U.S. Listing - the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Capital Market Marketplace Rules

Nasdaq permits "foreign private issuers" such as the Company follow "home country" corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•	Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares - In Australia, we do not have an express requirement that each listed company have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements in Australia and is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. In Australia, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director's status as independent and it does not require that a majority of the issuer's board of directors be independent, as long as the issuer publicly discloses this fact. In addition, in Australia, it is not required that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements in Australia and that it is appropriate and typical of generally accepted business practices in Australia.

•	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

•	The Nasdaq requirements under Rules 5605(d) that compensation of an issuer's officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board's selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the Australia's remuneration and nomination committee requirements. We have established a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements in Australia and which we believe is appropriate and typical of generally accepted business practices in Australia.

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

We currently do not maintain a directors' and officers' liability insurance policy. However, we intend to arrange an insurance policy for our directors and officers in the near future. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

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

As of December 31, 2020, we had 15 employees of these employees, 2 were employed in administration in Australia, 6 employees in finance, administration and management located in Hong Kong, and 7 employees in operation located in Hong Kong. There were no employees employed in finance, administration, management and operations in China.

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

The beneficial ownership of senior management and directors are set out in Item 7.A.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding shares of our ordinary shares beneficially owned as of March 2, 2021 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Name (1)	Ordinary Shares	Options Exercisable Within 60 Days	Warrants/ Convertible Note Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership (2)
Mr. Con Unerkov (3) (7)	-	-	-	-	*
Mr. Uwe von Parpart (4) (7)	-	-	-	-	*
Dr. Man-Chung Chan	-	-	-	-	-
Mr. Wuhua Zhang	-	-	-	-	-
Dr. Heming Cui (5)	-	-	-	-	-
Mr. Luis Puyat (6)	-	-	-	-	-
All directors as a group (6 persons)	-	-	-	-	*
Marvel Finance Limited (8)	2,201,412	-	-	2,201,412	23.06%
CIMB Limited (9)	988,408	-	599,828	1,588,236	16.63%
Nextglass Technologies Corp (10)	700,000	-	507,692	1,207,692	12.65%
Ionic Ventures LLC (11)	708,000	-	-	708,000	7.42%

* less than 1%

Note

(1)	Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at Suite 801, 8/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.
(2)	For purposes of computing the percentage of outstanding ordinary shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of the date of the table above on April 19, 2021, there were 8,440,533 outstanding shares and there are convertible notes of 950,405 outstanding entitling the holders to purchase ordinary shares.
(3)	Appointed as a director of the Company on May 31, 2019.
(4)	Appointed as a director of the Company on December 17, 2019.
(5)	Appointed as a director of the Company on June 12, 2020.
(6)	Appointed as a director of the Company on January 15, 2021.
(7)	The person holds less than one percent of the shares in the Company.
(8)	Marvel Finance Limited, a company wholly owned and controlled by former director Dr. Herbert Ying Chiu Lee.
(9)	Pursuant to convertible note purchase agreement and supplement agreement dated January 20, 2020 and February 11, 2020 respectively, CIMB Limited has right to convert about US$1,799,486 at a current downward adjusted conversion price of US$3.00 per share over the term of the convertible promissory note (the "Note"), subject to the maximum number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company. As a result, for the purpose of the calculating the right to acquire shares within 60 days, 442,713 shares are deemed to be converted to the ordinary shares of the Company.
(10)	Pursuant to a convertible note purchase agreement and supplement agreement dated December 21, 2020. Nextglass Technologies Corp has the right to convert US$1,650,000 at a conversion price of US$3.25 per share over the term of the convertible promissory note, subject to the maximum number of ordinary shares of the Company issuable upon conversion of such note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company. As a result, for the purpose of the calculating the right to acquire shares within 60 days, 507,692 shares are deemed to be beneficially owned.
(11)	On March 23, 2021, the Company entered into a US$4,602,000 placement agreement with Ionic Ventures LLC at US$6.50 per share for a total of 708,000 ordinary shares.

As of April 28, 2021, we had 234,304 shares of our Common Stock held by 245 shareholders in our share registrar in Australia, the host county and we had 8,206,229 shares of our Common Stock held by 45 shareholders in our share registrar in USA.

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

On February 5, 2021, CIMC Marketing Pty Limited, a subsidiary of the Company, acquired 500 million shares representing approximately 15% or A$500,000 (approximately US$381,000) in Oakridge International Limited (formerly Xped Limited) ("Oakridge"). Mr. Con Unerkov, the Chairman and Chief Executive Officer of the Company, is also the Chairman and Chief Executive Officer of Oakridge. Mr. Cecil Ho, the Chief Financial Officer of the Company, was also the Chief Financial Officer of Oakridge until March 10, 2021.

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2020 and 2019.

For the year ended December 31, 2020

During the year, the Group had the following related party transactions:

a)	Purchase of products of A$29,794 from Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

b)	Purchase of products of A$274,417 from Integration Mulitimedia Techno., an entity controlled by Mr. Zhang Wuhua, our director of the Group;

c)	Sales of products of A$8,490 to Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

d)	Sales of products of A$315,034 to SWIS Co., Limited, one of the subsidiaries of our shareholders;

e)	Service fee paid of A$67,187 to Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

f)	Service fee paid of A$21,812 to Marvel Research Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

g)	Service fee paid of A$193,972 to Marvel Digital Group Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

h)	Company secretarial and service fees paid of A$607,659 to Asset Union Limited, an entity controlled by Company Secretary, Mr. Cecil Ho.

For the year ended December 31, 2019

During the year, the Group had the following related party transactions:

a)	Purchase of products of A$22,588 from Marvel Digital Productions Limited, an entity controlled over by director, Dr. Herbert Ying Chiu Lee;

b)	Purchase of products of A$501,062 from from Integration Mulitimedia Techno., an entity controlled by director, Mr. Zhang Wuhua;

c)	Service fees paid of A$484,216 to Marvel Digital Group Limited, an entity controlled over by director, Dr. Herbert Ying Chiu Lee;

d)	Service fees paid of A$87,303 to Marvel Digital Productions Limited, an entity controlled over by director, Dr. Herbert Ying Chiu Lee;

e)	Interest income of A$115,678 by the ultimate holding company, Marvel Finance Limited, an entity controlled by director, Dr. Herbert Ying Chiu Lee;

f)	Company secretarial and service fees paid of A$523,196 to Asset Union Limited, an entity controlled by Company Secretary, Mr. Cecil Ho.

During the year, the Company incurred expenditure of A$40,000 to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMT is a director of BDO Administration (SA) Pty Ltd.

During 2019, the unsecured bank overdraft and bank borrowings are personally guaranteed by our former director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal year ending December 31, 2020 are included in Item 18 of this annual report on Form 20-F.

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

No significant changes occurred since the date of the annual financial statements.

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

As at the date of this Annual Report, there is no concept of authorized share capital and par value for companies incorporated in Australia. The Company can issue unlimited number of Common Stock without par value. The Company only has one class of ordinary shares.

As at December 31, 2017, we had 2,643,611 Common Stock issued, outstanding and fully paid.

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of US$14.45 (or about A$ 19.456) per share for a total subscription proceeds of A$491,750 for settlement of consultancy service payment.

On December 12, 2018, the shareholders of the Company approved the conversion of A$8,000,000 of debt owed to Marvel Finance Limited, the then ultimate holding company, by the issuance of 708,500 shares in the Company.

As at December 31, 2019, we had 3,377,386 Common Stock issued, outstanding and fully paid.

On February 20, 2020 the Company completed a Securities Purchase Agreement ("SPA") and issued 158,730 ordinary shares at a share price of US$6.30 per share for a total subscription proceeds of US$1,000,000.

On May 12, 2020, the Company issued 126,984 ordinary shares as a result of the exercise of warrants (as describe more fully under Warrants below) issued under the SPA above. The warrants were exercised by means of a cashless exercise pursuant to conditions in the form of warrant.

On May 18, 2020, the Company issued 126,984 ordinary shares as a result of the exercise of warrants (the "Warrants") pursuant to Securities Purchase Agreement entered into on February 20, 2020. The Warrants were exercised by means of a cashless exercise pursuant to conditions in the form of warrant.

On July 28, 2020, the Company issued 700,000 ordinary shares at a share price of US$3.00 per share for the conversion of debt pursuant to debt conversion agreement dated July 25, 2020.

On September 15, 2020, the Company issued 450,000 ordinary shares at a share price of US$3.00 per share to raise US$1,350,000 for working capital.

On September 15, 2020, the Company issued 4,471 ordinary shares at a share price of US$3.81 per share for the provision of IT development services.

On September 17, 2020, the Company issued 500,000 ordinary shares at a share price of US$3.00 per share to acquire 51% interest in Sunup Holdings Limited.

On October 6, 2020, the Company issued 241,667 ordinary shares as a result of the conversion of convertible promissory note of US$725,000.

On October 6, 2020, the Company and its subsidiaries settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder of Convertible Promissory Note dated January 20, 2020.

On December 2, 2020, the Company issued 600,000 ordinary shares at a share price of US$3.00 per share to raise US$1,800,000 for working capital.

On December 21, 2020, the Company entered into a placement agreement selling 307,692 shares in the Company at a price of US$3.25 shares raising US$1.0 million.

On December 21, 2020, the Company completed the US$1.65 million convertible debt agreement. The Convertible Note is without interest, matures in 2 years from the date of the Convertible Note and is convertible into ordinary share of the Company at a conversion price of US$3.25 for the period from 2 months after the issuance of the Convertible Note to its maturity.

On February 2, 2021, the Company issued 17,744 ordinary shares at a share price of US$3.6125 per share for a total subscription amount of US$64,100 (A$84,000) for the performance remuneration.

On February 5, 2021, the Company issued 2,768 ordinary shares at a share price of US$3.6125 per share for a total subscription amount of US$10,000 (A$13,000) for the performance remuneration.

On February 22, 2021, the Company issued 625,000 ordinary shares at a share price of US$4.00 per share to raise US$2,500,000 (A$3,289,000) for working capital.

On March 23, 2021, the Company issued 708,000 ordinary shares at a price of US$6.50 per share to raise US$4,602,000 for developing its current businesses, corporate expenditures and general corporate purposes.

Warrants

On February 20, 2020 the Company entered into a SPA for the sale of 158,730 ordinary shares of the Company and warrants ("Warrants") to purchase up to 126,984 ordinary shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. If the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.  On May 12, 2020, all the Warrants were exercised by means of a cashless exercise.

Options

The Company had no employee share options outstanding as of December 31, 2020.

In August 2020, an Employee Share Option Plan ("ESOP") was approved and established by the Board. The ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the Board may in its discretion determine. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 5% of the Company's total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period.

The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the Board at its sole discretion.

In September 2020, the Company granted options ("2020 Options") pending shareholder approval, to subscribe up to 261,000 ordinary shares to employees, directors and consultants under the ESOP. The 2020 Options is a two-year plan with the vesting schedule that 50% of the shares vest six months after the vesting commencement date and the balance of the shares vest on the first anniversary of the vesting commencement date. The exercise prices range from US$3.50 to US$3.70 per share. Each option when exercised entitles the option holder to one ordinary share in the Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

B.	Memorandum and Articles of Association

A summary of our constitution is incorporated by reference to our registration statement on Form 20-F filed on July 21, 2017.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by IMTE within two years immediately preceding this Annual report that are still in effect, which may be regarded as material are as follows:

Debt Conversion Agreement and Convertible Note with CIMB Limited ("CIMB") for a total of US$2,825,000

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

Debt Conversion Agreement and Convertible Note with CIMB Limited ("CIMB") for a total of US$2,825,000

On July 25, 2020, the Company entered into two transactions with CIMB, an independent third party, to convert a total of US$2,825,000 of debts owed to CIMB into shares in the Company. The first transaction is a conversion of debt of US$2,100,000 at a price of US$3.00 for a total issuance of 700,000 shares in the Company. The second transaction is the issuance of a convertible note of US$725,000. The Note (the "Note") is non-interest bearing, cannot be pre-paid and has a term of 2 years from the date of the issuance of the Note. The holder of the Note or the Company can convert the Note at any time into shares in the Company at US$3.00 per share. There is a downward adjustment for any issuance of shares at price lower than the Conversion Price in the next 12 months following the issue of the Note, subject to a floor price of US$1.50 per share. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion CIMB would own more than 19.99% in the Company.

US$3 million funding with Nextglass Technologies Corp ("Nextglass")

On August 6, 2020, the Company entered into two agreements with Nextglass, an independent third party, to raise a total of US$3,000,000. The first agreement is a placement of 450,000 shares at a share price of US$3.00 per share to raise US$1,350,000. The second agreement is a Convertible Note Purchase Agreement (the "Purchase Agreement"), which Nextglass will invest US$1,650,000 under a convertible note (the "Note") without interest, maturing in two years from the date of the Note. The holder of the Note or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$3.00 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Note. The Note cannot be prepaid. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company.

Sale and Purchase Agreements ("SP Agreements") to purchase a total of 51% interest in Sunup Holdings Limited ("Sunup").

On August 6, 2020, IMTE entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass and Teko International Limited ("Teko") for US$750,000 each for a total consideration of US$1,500,000.

The consideration paid was US$750,000 for each of Nextglass Technologies Corp ("Nextglass") and Teko, and each of them was issued 250,000 ordinary shares in IMTE (the "Consideration Shares") at US$3.00 per share. Under the SP Agreements, IMTE could also pay a deferred consideration based on five times the annualized earnings for the two years following completion, less the initial consideration of US$750,000.

For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko.

Purchase of Lamination Line

On December 21, 2020 the Company entered into a contract with RE&I International Limited and Zhenjiang Nextek Glass Film Limited to purchase one lamination line for our switchable glass operation for total proceeds of US$1,650,000.

Subsciption agreement with Greifenberg

On December 21, 2020, the Company entered into a subscription agreement to subscribe up to a 60% equity interest in Greifenberg Capital Limited ("Greifenberg") for a total subscription amount of US$1,200,000. The initial subscription amount is US$500,000, which is due on or before January 10, 2021. The Company has the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021.

Purchasing Product Designs and Moulds for New Filter Design

On December 21, 2020, Sunup, the Company's subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air filters. The contract provides for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air filter products worldwide. The total investment costs for the product development is approximately US$728,000 (South Korean Won 800 Million).

Supplemental Agreement with Nextglass on Adjusting Subscription Price

On December 21, 2020, the Company signed a letter agreement to adjust the subscription price of a Convertible Note Purchase Agreement dated August 6, 2020 from US$3.00 per share to US$3.25 per share.

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

This summary does not purport to address all material federal income tax consequences that may be relevant to a holder of ordinary shares or warrants. This summary does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the ordinary shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited consolidated financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2020 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will be considered a PFIC for any future taxable year.

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

I.	Subsidiary Information

At the date of this report, we have 13 subsidiaries as follows:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services and trading
Binario Ltd	British Virgin Islands	100% Direct	Investment holding company
Digital Media Technology Ltd	Labuan, Malaysia	100% Indirect	Sale and distribution of 3D and audio products
Colour Investment Limited	Hong Kong	100% Direct	Investment holdings
Cystar International Limited (formerly Visumotion International Ltd)	Hong Kong	100% Indirect	Sale of software and provision of consultancy services
GOXD International Limited	Hong Kong	80% Indirect	Development and distribution of 3D digital picture frames
Great Gold Investment Limited	Hong Kong	100% Direct	Administrative Services
Greifenberg Capital Limited	Hong Kong	60% Direct	Investment holdings
Smartglass Limited (Formerly Dragon Creative Ltd)	Hong Kong	100% Direct	Sales and distribution of switchable glass
Sunup Holdings Limited	Hong Kong	51% Direct	Manufacturing of filter products
Sunup Korea Limited	Hong Kong	51% Indirect	Sales of filter plates and air filter products
Cystar International (Shenzhen) Limited	China, PRC	100% Indirect	Dormant
Smart (Shenzhen) Technology Limited	China, PRC	100% Indirect	Marketing and distribution

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2020. Based on that evaluation, the Executive Chairman and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2020.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Framework") Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting is not effective as of December 31, 2020 under the COSO 2013 Framework.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2020:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override; and

ii.	ineffective controls over period end financial disclosure and reporting processes.

iii.	Lack of technical accounting expertise to evaluate complex accounting transactions, such as convertible promissory notes; and

iv.	Lack of formal accounting processes over key accounting areas.

Management believes that the material weaknesses set forth in items (i) through (ii) above did not have an effect on the Company's financial reporting during the year ended December 31, 2020.

Remediation of Material Weaknesses

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5), or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management believes that the Company's consolidated financial statements previously filed in the Company's SEC reports have been properly recorded and disclosed in accordance with IFRS, we have designed and plan to implement, or in some cases have already implemented, the specific remediation initiatives described below:

•	We plan to retain additional accounting personnel and continue to enhance our internal finance and accounting organizational structure.

•	We are in the process of further enhancing the supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions.

While we now believe that these material weaknesses are currently being addressed, we will continue our remediation efforts during fiscal year 2021.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2020.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial year the following fees were paid or payable for services provided by Ramirez Jimenez International CPAs and affiliated entities, the auditor of the Group:

Fee Category	2020		2019
Audit Fees	US$	45,820	US$	289,000
Audit-Related Fees	US$	9,680	US$	-
Tax Fees	US$	-	US$	-
All Other Fees	US$	-	US$	-

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

Not applicable

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

Financial Statements - Index to Consolidated Financial Statements

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the "Company") and its subsidiaries (collectively, the "Group") as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of their operations, and their cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately A$10.5 million and used cash in operating activities in the amount of approximately A$6.2 million during the year ended December 31, 2020, and had accumulated losses of approximately A$34.1 million as of December 31, 2020, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee of the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 24 and 25 to the consolidated financial statements, during the year ending December 31, 2020, the Company issued two convertible promissory notes. The Company analyzed these convertible promissory notes for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

How the Critical Audit Matter was Addressed in our Audit

We identified convertible promissory notes as a critical audit matter as subjective auditor judgment was required to evaluate whether these notes contain derivative financial instruments and assess the proper valuation of such instruments.

The following are the primary procedures we performed to address this critical audit matter:

•	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over the convertible promissory notes, as well as, the embedded conversion options and derivatives that require recognition as derivative liabilities;
•	Read and analyzed the convertible promissory note agreements;
•	Reviewed management's specialist's valuations for the convertible promissory notes, including the embedded derivative components;
•	Obtained an understanding of the work of the specialist, including assessing the knowledge, skill and ability of the specialist;
•	Evaluated the work of the specialist, including engaged with internal specialists to assess the reasonableness of assumptions used in the valuation and the accounting treatment of the convertible promissory notes and related derivatives;
•	Tested and reviewed the overall calculations; and
•	Tested the design and implementation of management's controls surrounding management's valuation of the convertible promissory note process.

/s/ Ramirez Jimenez International CPAs

Ramirez Jimenez International CPAs

April 30, 2021

We have served as the Company's auditor since 2018.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME / (LOSS)

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2020 A$	2019 A$	2018 A$

Revenue, net	4	1,744,629	1,275,425	1,324,406
Cost of sales		(1,311,566)	(1,008,821)	(723,711)
		433,063	266,604	600,695

Interest income		6,197	115,762	21,409
(Loss) / gain on disposal of plant and equipment		-	212,195	-
Gain on fair value change in derivative financial instruments	24	2,312,197	127,551	709,543
Gain on disposal of subsidiaries	27	-	-	608,995
Other income	5	82,561	807,831	469,660
		2,834,018	1,529,943	2,410,302

Expenses
Employee benefit expenses	7	(2,212,643)	(4,034,378)	(2,253,411)
Depreciation and amortization expenses	7	(2,078,762)	(3,174,784)	(2,029,373)
Professional and consulting expenses		(1,373,907)	(2,019,970)	(1,746,762)
Travel and accommodation expenses		(40,895)	(281,895)	(384,184)
Office expenses and supplies		(310,360)	(312,343)	(659,611)
Rental costs	7	(126,382)	(637,321)	(674,112)
Other operating expenses		(480,015)	(794,036)	(1,069,784)
Finance costs	6	(2,100,272)	(1,561,625)	(1,383,399)
Provision for impairment loss of goodwill		-	(4,486,301)	(9,953,311)
Provision for inventory obsolescence	7	17,671	(799,871)	(100,000)
Provision for bad debt		(58,932)	-	-
Loss disposal of subsidiaries	27	(28,990)	-	-
Plant and equipment written off		(110)	-	-
Provision for impairment loss on intangible assets	15	(3,459,340)	-	-
Development projects written off	16	(930,356)	-	-
Exchange (loss) / gain		(194,383)	(10,296)	493,365
Total expenses		(13,377,676)	(18,112,820)	(19,760,582)

Loss before income tax	7	(10,543,658)	(16,582,877)	(17,350,280)
Income tax (expense) / credit	8	-	(117,322)	507,057

Loss for the year		(10,543,658)	(16,700,199)	(16,843,223)

Other comprehensive income / (loss)
Items that may be re-classified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries		55,673	157,471	1,015,454

Other comprehensive income / (loss) for the year, net of tax		55,673	157,471	1,015,454

Total comprehensive loss for the year		(10,487,985)	(16,542,728)	(15,827,769)

Loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(10,034,077)	(15,646,147)	(15,962,278)
Non-controlling interests		(509,581)	(1,054,052)	(880,945)

		(10,543,658)	(16,700,199)	(16,843,223)

Total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(9,885,412)	(15,540,317)	(15,119,876)
Non-controlling interests		(602,573)	(1,002,411)	(707,893)

		(10,487,985)	(16,542,728)	(15,827,769)

Loss per share		A$	A$	A$
- Basic and Diluted	10	(2.33)	(4.63)	(5.93)

The above consolidated statements of profit or loss and comprehensive income / (loss) should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

		December 31,
		2020	2019
	Note	A$	A$
ASSETS
Current Assets
Cash and bank balances		2,194,084	735,724
Inventories	11	187,401	749,173
Right of use assets	22(a)	-	682,119
Trade and other receivables	12	1,164,605	770,958
Other assets	13	2,089,897	2,291,273

Total Current Assets		5,635,987	5,229,247

Non-Current Assets
Plant and equipment, net	14	7,317,678	729,117
Intangible assets and goodwill	15	-	9,950,803
Right of use assets	22(a)	-	425,773
Development projects	16	-	3,611,336

Total Non-Current Assets		7,317,678	14,717,029

TOTAL ASSETS		12,953,665	19,946,276

LIABILITIES
Current Liabilities
Trade and other liabilities	17	3,589,164	4,338,495
Provision for employee benefits	18	-	64,135
Amounts due to related companies	19	237,674	6,101,850
Amount due to holding company	20	532,718	582,832
Borrowings	21	-	1,817,782
Lease liabilities	22(b)	-	666,868
Convertible bonds	23	-	4,420,899

Total Current Liabilities		4,359,556	17,992,861

Non-current Liabilities
Lease liabilities	22(b)	-	501,739
Derivative financial instruments	24	1,478,540	-
Deferred tax liabilities	8	13,668	1,372,653
Convertible promissory notes	25	2,196,049	-

Total Non-Current Liabilities		3,688,257	1,874,392

TOTAL LIABILITIES		8,047,813	19,867,253

NET CURRENT ASSETS / (LIABILTIES)		1,276,431	(12,763,614)

NET ASSETS		4,905,852	79,023

CAPITAL AND RESERVES
Issued capital (no par value, 6,513,671 and 3,377,386 ordinary shares issued and outstanding as of December 31, 2020 and 2019, respectively)	28	32,089,997	18,902,029
Foreign currency translation reserve	29(a)	883,878	735,213
Other reserves	29(b)	2,704,452	4,423,141
Accumulated losses		(34,102,300)	(25,786,912)

Equity attributable to equity shareholders of Integrated Media Technology Limited		1,576,027	(1,726,529)
Non-controlling interests		3,329,825	1,805,552

TOTAL EQUITY		4,905,852	79,023

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars)

	Attributable to owners of the Company
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance at January 1, 2018	10,410,279	5,285,565	(251,659)	-	(53,851)	15,390,334
Changes in equity for 2018:
Loss for the year	-	(15,962,278)	-	-	(880,945)	(16,843,223)
Other comprehensive income for the year, net of tax	-	-	842,402	-	173,052	1,015,454
Total comprehensive loss for the year	-	(15,962,278)	842,402	-	(707,893)	(15,827,769)
Disposal of subsidiaries	-	-	38,640	-	41,420	80,060
Issue of convertible bonds	-	-	-	535,948	-	535,948
Capital injection by non-controlling interests	-	-	-	-	3,528,287	3,528,287
Gain on deemed disposal of subsidiaries	-	-	-	4,423,141	-	4,423,141
Issuance of new ordinary shares (Note 28(b))	491,750	-	-	-	-	491,750
Issue of shares for conversion of debt (Note 28(b))	8,000,000	-	-	-	-	8,000,000
Balance at December 31, 2018 and as at January 1, 2019	18,902,029	(10,676,713)	629,383	4,959,089	2,807,963	16,621,751

Changes in equity for 2019:
Loss for the year	-	(15,646,147)			(1,054,052)	(16,700,199)
Other comprehensive income for the year, net of tax	-	-	105,830	-	51,641	157,471
Total comprehensive loss for the year	-	(15,646,147)	105,830	-	(1,002,411)	(16,542,728)

Transfer convertible bond reserves (Note 29 (b))	-	535,948	-	(535,948)	-	-
Balance at December 31, 2019 and as at January 1, 2020	18,902,029	(25,786,912)	735,213	4,423,141	1,805,552	79,023

Changes in equity for 2020:
Loss for the year	-	(10,034,077)	-	-	(509,581)	(10,543,658)
Other comprehensive income / (loss) for the year, net of tax	-	-	148,665	-	(92,992)	55,673
Total comprehensive loss for the year	-	(10,034,077)	148,665	-	(602,573)	(10,487,985)
Transfer other reserve to accumulated losses	-	1,718,689	-	(1,718,689)	-	-
Acquisition of subsidiaries	-	-	-	-	3,888,027	3,888,027
Disposal of subsidiaries	-	-	-	-	(1,761,181)	(1,761,181)
Issuance of new ordinary shares – cash (Note 28(b))	7,121,283	-	-	-	-	7,121,283
Issuance of new ordinary shares – conversion of debt (Note 28(b))	4,122,562	-	-	-	-	4,122,562
Issuance of new ordinary shares – services (Note 28(b))	23,249	-	-	-	-	23,249
Issuance of new ordinary shares – acquisition (Note 28(b))	2,060,000	-	-	-	-	2,060,000
Legal expenses in respect of issuance of shares (Note 28(b))	(139,126)	-	-	-	-	(139,126)
Balance at December 31, 2020	32,089,997	(34,102,300)	883,878	2,704,452	3,329,825	4,905,852

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

		Years Ended December 31,
		2020	2019	2018
	Note	A$	A$	A$
Cash flows from operating activities
Loss before income tax		(10,543,658)	(16,582,877)	(17,350,280)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Depreciation and amortization		2,078,762	3,174,784	2,029,373
Write off of plant and equipment		-	-	171,371
Equity settled share based payment transaction		-	-	491,750
Impairment loss of trade receivables		58,932	11,052	124,528
Provision for inventories obsolescence		(17,671)	799,871	100,000
Loss / (gain) on disposal of subsidiaries		28,990	-	(608,995)
Gain on disposal on plant and equipment		-	(212,195)	-
Plant and equipment written off		110	-	-
Provision for impairment loss on intangible assets		3,459,340	-	-
Development projects written off		930,356	-	-
Provision for impairment loss of goodwill		-	4,486,301	9,953,311
Net cash (outflows) / inflows from changes in working capital	33(b)	(2,186,276)	1,783,050	(1,596,164)

Net cash used in operating activities		(6,191,115)	(6,540,014)	(6,685,106)

Cash flows from investing activities
Capital injection from minority shareholders		1,920,153	-	-
Payments for acquisition of plant and equipment		(7,236,260)	(1,223,028)	(838,238)
Payments for intangible assets		-	(7,283)	(587,864)
Payments for development projects		(125,520)	(598,306)	(1,884,172)
Disposal of subsidiaries, net of cash disposed of		855,506	-	(9,494)

Net cash used in investing activities		(4,586,121)	(1,828,617)	(3,319,768)

Cash flows from financing activities
Advances from of amounts due to related companies		840,509	3,954,640	1,806,044
Advance from other liabilities		211,567	2,610,091	-
Advance from / (repayment) to holding company		-	501,343	(4,782,610)
Fair value change in derivative financial instruments		(2,312,197)	(127,551)	(709,543)
Interest income from ultimate holding company		-	(115,678)	-
Interest received from ultimate holding company		-	18,714	-
Interest accrued for lease liabilities		32,526	109,675	-
Finance costs for convertible bonds		1,693,890	1,316,702	930,276
Interest paid for convertible bonds		(185,469)	(209,392)	(394,060)
Proceeds from bank borrowings		-	930,334	809,280
Repayment of bank borrowings		-	(840,285)	(904,850)
Repayment for convertible bonds		(4,668,195)	-	-
Payment of lease liabilities		(320,851)	(573,010)	(10,180)
Proceeds from issuance of convertible promissory notes		4,913,100	-	-
Proceeds from issuance of convertible bonds by a subsidiary		-	-	3,769,470
Net Proceeds from issuance of ordinary shares		13,187,968	-	7,951,428

Net cash provided by financing activities	33(a)	13,392,848	7,575,583	8,638,582

Net increase / (decrease) in cash and cash equivalents		2,615,612	(793,048)	(1,539,619)
Effect of exchange rate changes on cash and cash equivalents		(254,770)	619,705	89,252
Cash and cash equivalents at the beginning of financial year		(166,758)	6,585	2,070,072

Cash and cash equivalents at the end of financial year		2,194,084	(166,758)	619,705
Analysis of cash and cash equivalents:
Cash and bank balances		2,194,084	735,724	1,514,215
Bank overdraft		-	(902,482)	(894,510)
Cash and cash equivalents		2,194,084	(166,758)	619,705

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited ("IMTE") and its controlled entities for the years ended December 31, 2020, 2019 and 2018 which were authorized for issue by the Board of Directors on Apr 30, 2021. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, Hong Kong and China.

The Company and its subsidiaries are referred to as the "Group".

Going Concern

The Company's consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of December 31, 2020, the Company had accumulated losses of A$34,102,300 and generated a net loss in 2020 of A$10,543,658 and used cash in operating activities in the amount of A$6,191,115. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Though year ended December 31, 2020, the Company was successful in raising a total of approximately US$13 million through debt and equity financing for the repayment of debts and working capital in the Company. Furthermore, the Company disposed of its research and development operation to reduce the overhead of the Group going forward and focus on the sale and marketing operations. The Company will need to continue to raise funds through the sale of its equity securities and issuance of debt instruments to obtain additional operating capital. The Company is and will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

Based on the Company's current rate of cash outflows, cash on hand and proceeds from the recent sales of equity securities and convertible promissory notes, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next 12 months.

The Company's plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Continue developing its business, products and services and seek strategic partnerships and cooperative arrangement to grow our revenue and profitability.

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

The consolidated financial statements comprise the financial statements of IMTE and its subsidiaries as at December 31, 2020 (the "Group"). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at December 31, 2020 is disclosed in Note 26 to the consolidated financial statements. Other than, Cystar International Limited (Formerly know as Visumotion International Limited), Colour Investment Limited and GOXD International Limited, all other controlled entities have a December, 31 statutory financial year end.

All inter-company balances and transactions between entities within the Group, including any unrealized profits or losses, have been eliminated upon consolidation.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss and other comprehensive income or loss and consolidated statements of financial position of the Group.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Current and deferred income tax (Continued)

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

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Please refer to Note 15 for impairment review of these autostereoscopic 3D display technologies and knowhow.

(iii)	Research and development costs

Development projects in the consolidated statements of financial position represent the development costs directly attributable to and incurred for internal technology projects of the Group. An intangible asset arising from development expenditure on an internal technology project is recognised and included in development projects only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the profit or loss instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iv)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized using the straight line method over their estimated useful lives for a period of 8 to 15 years.

(v)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives ranging (2-5 years). Costs associated with maintaining computer software are recognized as an expense when incurred.

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

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

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in‘property, plant and equipment' and lease liabilities in ‘loans and borrowings' in the statement of financial position.

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

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight line basis unless another method is more representative of the pattern to the users benefit.

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

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate

Leasehold Improvements	lesser of 5 years or lease term
Office Furniture and Equipment	5-12 years
Machinery	5-12 years

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

For years ended December 31, 2020 and 2019, the comprehensive income was A$883,878 and A$735,213 respectively which was mainly resulted from the translation of the foreign operations in Hong Kong (HK$), China (RMB) and United States (USA) into Australia dollars. The significant monetary items denominated in currencies other than Australia dollars include intangible assets and goodwill, due to related companies, amount due to ultimate holding company, borrowings, convertible bonds and derivative financial instruments.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)	Related Party Transactions

For the purpose of these consolidated financial statements, related party includes a person and entity as defined below:

(i)	A person, or a close member of that person's family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group's parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (i).

(aa)	Government grants

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

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac)	New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2020:

Amendments to References to the Conceptual Framework in IFRS Standards

The Group has adopted the amendments included in Amendments to References to the Conceptual Framework in IFRS Standards for the first time in the current year. The amendments include consequential amendments to affected Standards so that they refer to the new Framework. Not all amendments, however, update those pronouncements with regard to references to and quotes from the Framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The adoption of these amendments has not had a material impact on the Group.

Amendments to IFRS 3 Definition of a Business

The Group has adopted the amendments to IFRS 3 for the first time in the current year. The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after 1 January 2020.

The adoption of these amendments has not had a material impact on the Group.

Amendments to IAS 1 and IAS 8 Definition of Material

The Group has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of 'obscuring' material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from 'could influence' to 'could reasonably be expected to influence'. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of 'material' or refer to the term ‘material' to ensure consistency.

The adoption of these amendments has not had a material impact on the Group.

(ii)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below and not expected to have a significant impact on the Group's consolidated financial statements. The Group does not plan to adopt these standards early.

IFRS 17	Insurance Contracts

IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IAS 1	Classification of Liabilities as Current or Non-current

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use

Amendments to IAS 37 Onerous Contracts	Cost of Fulfilling a Contract

Annual Improvements to IFRS Standards 2018-2020 Cycle	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

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

The goodwill included in the consolidated financial statements was derived from the acquisition of Marvel Digital Limited. Determining whether goodwill is impaired requires as estimation of the value in use of the cash generating unit ("CGU") to which goodwill have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. At the end of the reporting year, the carrying amount of goodwill is A$Nil (2019: A$ Nil). Details of the recoverable amount calculations are disclosed in Note 15.

(ii)	Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor's financial position. Refer to Note 12 for further details.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The contingent consideration to be transferred by the acquirer is recognized at acquisition-date fair value. The fair value of contingent consideration was based on an independent valuation which is determined by using the discounted cash flow method on the probability-weighted financial projection of MDL for the period from October 1, 2015 to September 30, 2017 and is under level 3 fair value adjustment which involve significant estimates and judgements from the management. There is no more contingent liabilities as at December 31, 2019 and 2020.

(ae)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group's consolidated financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

(i)	IFRS 17 Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts an supersedes IFRS 4 Insurance Contracts.

IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach.

The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders' options and guarantees.

In June 2020, the IASB issued Amendments to IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendments defer the date of initial application of IFRS 17 (incorporating the amendments) to annual reporting periods beginning on or after 1 January 2023. At the same time, the IASB issued Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4) that extends the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after 1 January 2023.

IFRS 17 must be applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied.

For the purpose of the transition requirements, the date of initial application is the start if the annual reporting period in which the entity first applies the Standard, and the transition date is the beginning of the period immediately preceding the date of initial application. This standard is not applicable to the Group.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent's profit or loss only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

(iii)	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023, with early application permitted.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

(iv)	Amendments to IFRS 3 – Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly'. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity's ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

(vi)	Amendments to IAS 37 – Onerous Contracts—Cost of Fulfilling a Contract

The amendments specify that the "cost of fulfilling" a contract comprises the "costs that relate directly to the contract". Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

(vii)	Annual Improvements to IFRS Standards 2018–2020

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 with earlier application permitted.

IFRS 1 First-time Adoption of International Financial Reporting Standards

This amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of IFRS Standards later than its parent, i.e. if a subsidiary adopts IFRS Standards later than its parent and applies IFRS 1:D16(a), then a subsidiary may elect to measure cumulative translation differences for all foreign operations at amounts included in the consolidated financial statements of the parent, based on the parent's date of transition to IFRS Standards.

IFRS 9 Financial Instruments

This amendment clarifies that - for the purpose of performing the "10 per cent test" for derecognition of financial liabilities - in determining those fees paid net of fees received, a borrower includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf.

IFRS 16 Leases

The amendment removes the illustration of payments from the lessor relating to leasehold improvements. As currently drafted, this example is not clear as to why such payments are not a lease incentive.

IAS 41 Agriculture

This amendment removes the requirement to exclude cash flows for taxation when measuring fair value, thereby aligning the fair value measurement requirements in IAS 41 with those in IFRS 13 Fair Value Measurement.

The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,427,157	1,273,921	1,262,066
Sales of software and technology solutions	-	1,504	13,731
Sales and distribution of audio products	-	-	48,609
Sales of air- filter products	317,472	-	-

Total Revenue	1,744,629	1,275,425	1,324,406

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has four operating segments for the year ended December 31, 2020 (2018: four and 2019: three), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) Sales of air-filter products, (3) provision of consultancy services and (4) corporate.

Revenue by geographic location

The Group's operations are located in Korea, Hong Kong and China. The following table provides an analysis of the Group's sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Hong Kong	1,366,200	1,195,150	326,943
China	60,956	80,275	997,463
Korea	315,034	-	-
Other	2,439	-	-

	1,744,629	1,275,425	1,324,406

Non-current assets by geographic location

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Australia	-	-	4,468,293
Hong Kong	262,626	13,136,585	14,534,313
China	2,139,605	1,580,444	1,030,154
Korea	4,915,447	-	-

	7,317,678	14,717,029	20,032,760

Major customers

For the year ended December 31, 2020, the Group has four individual customers (2019 and 2018: 2 and 2 respectively) with revenues comprising more than 10% of Group's revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2020		December 31, 2019		December 31, 2018
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$

Customer A	16.23%	-	41%	-	-	-
Customer B	-	-	13%	116,488	-	-
Customer C	-	-	-	-	44%	576,590
Customer D	-	-	-	-	28%	346,163
Customer E	41.23%	628,621	-	-	-	-
Customer F	18.05%	314,892	-	-	-	-
Customer G	10.87%	179,338	-	-	-	-

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Segment information for the reporting period is as follows:

For the year ended December 31, 2020	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales of air- filter products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,427,157	317,472	-	-	1,744,629
Interest income	6,197	-	-	-	6,197
Fair value change in derivative financial instruments	-	-	-	2,312,197	2,312,197
Other income	82,561	-	-	-	82,561
Segment revenue	1,515,915	317,472	-	2,312,197	4,145,584

Cost of sales	1,155,006	156,560	-	-	1,311,566
Employee benefit expenses	1,570,626	-	241,914	400,103	2,212,643
Depreciation and amortization expenses	1,897,243	179,144	2,307	68	2,078,762
Professional and consulting expenses	(116,977)	-	634,186	856,698	1,373,907
Travel and accommodation expenses	24,436	-	2,246	14,213	40,895
Other operating expenses	734,523	1,196	40,476	334,945	1,111,140
Provision for bad debt	58,932	-	-	-	58,932
Provision for inventory obsolescence	(17,671)	-	-	-	(17,671)
Loss disposal of subsidiaries	(22,206,347)	-	-	22,235,337	28,990
Plant and equipment written off	-	-	-	110	110
Provision for impairment loss on intangible assets	3,459,340	-	-	-	3,459,340
Development projects written off	930,356	-	-	-	930,356
Finance costs	408,054	-	-	1,692,218	2,100,272
Segment expenses	(12,102,479)	336,900	921,129	25,533,692	14,689,242
Segment operating (loss) / profit	13,618,394	(19,428)	(921,129)	(23,221,495)	(10,543,658)

Segment assets 2020	2,070,047	6,529,733	2,337,630	2,016,256	12,953,666
Segment liabilities 2020	5,015,497	2,733,042	5,888,659	(5,589,384)	8,047,814

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2019	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products* A$	Consultancy services A$	Corporate A$	Total A$
Revenue from operating activities	1,275,425	-	-	-	1,275,425
Interest income	115,707	-	-	55	115,762
Fair value change in derivative financial instruments	-	-	-	127,551	127,551
Other income	807,831	-	-	-	807,831
Gain on disposal of plant and equipment	212,195	-	-	-	212,195
Segment revenue	2,411,158	-	-	127,606	2,538,764

Cost of sales	1,008,821	-	-	-	1,008,821
Employee benefit expenses	3,302,504	-	42,573	689,301	4,034,378
Depreciation and amortization expenses	3,166,643	-	7,375	766	3,174,784
Professional and consulting expenses	711,172	-	547,018	761,780	2,019,970
Travel and accommodation expenses	174,914	-	51,171	55,810	281,895
Other operating expenses	1,731,000	-	5,544	17,452	1,753,996
Provision for impairment loss of goodwill	-	-	-	4,486,301	4,486,301
Provision for inventory obsolescence	799,871	-	-	-	799,871
Finance costs	1,561,625	-	-	-	1,561,625
Segment expenses	12,456,550	-	653,681	6,011,410	19,121,641
Segment operating (loss) / profit	(10,045,392)	-	(653,681)	(5,883,804)	(16,582,877)

Segment assets 2019	12,498,397	-	29,716	7,418,163	19,946,276
Segment liabilities 2019	16,209,166	-	3,004,589	653,498	19,867,253

 * Discontinued in 2019

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2018	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,275,797	48,609	-	-	1,324,406
Interest income	21,343	1	-	65	21,409
Fair value change in derivative financial instruments	-	-	-	709,543	709,543
Other income	469,660	-	-	-	469,660
Gain / (loss) on disposal of subsidiaries	521,042	(39,399)	-	127,352	608,995
Segment revenue	2,287,842	9,211	-	836,960	3,134,013

Cost of sales	696,787	26,924	-	-	723,711
Employee benefit expenses	2,154,015	-	32,025	67,371	2,253,411
Depreciation and amortization expenses	2,002,195	586	26,592	-	2,029,373
Professional and consulting expenses	1,273,595	-	-	473,167	1,746,762
Travel and accommodation expenses	244,867	481	21,142	117,694	384,184
Other operating expenses	2,175,550	(446,085)	2,530	278,147	2,010,142
Provision for impairment loss of goodwill	-	-	-	9,953,311	9,953,311
Finance costs	986,531	-	-	396,868	1,383,399
Segment expenses	9,533,540	(418,094)	82,289	11,286,558	20,484,293
Segment operating (loss) / profit	(7,245,698)	427,305	(82,289)	(10,449,598)	(17,350,280)

Segment assets 2018	11,674,848	-	35,610	14,322,616	26,033,074
Segment liabilities 2018	2,797,393	-	(688,268)	7,302,198	9,411,323

In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

NOTE 5. OTHER INCOME

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Government grant	82,082	789,083	436,889
Sundry income	479	18,748	32,771
	82,561	807,831	469,660

NOTE 6. FINANCE COSTS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Bank overdraft and borrowing interest	37,091	84,920	53,262
Interest on revolving loan	228,627	50,328	-
Interest on finance lease liability	32,526	109,675	2,993
Interest on convertible bonds (Note 23)	109,811	1,316,702	930,276
Interest charged by the ultimate holding company	-	-	396,868
Interest on convertible promissory notes (Note 25)	1,692,217	-	-
	2,100,272	1,561,625	1,383,399

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Employee benefit expenses:
- Wages and salaries	1,482,072	3,352,495	2,752,041
- Defined contribution superannuation plan expenses	83,441	255,708	150,114
- Less: Labor cost allocated to development projects	(133,702)	(289,126)	(716,115)
	1,431,811	3,319,077	2,186,040
- Executive directors' remuneration	722,157	683,944	-
- Non-executive directors' remuneration	58,675	31,357	67,371
	780,832	715,301	67,371
Total employee benefit expenses	2,212,643	4,034,378	2,253,411

Depreciation and amortization of non-current assets:
- Leasehold improvements	10,385	44,698	310,370
- Office furniture and equipment	179,140	504,447	115,123
- Motor vehicles	-	18,757	9,813
- Machinery	172,982	-	-
- Right of use assets	299,981	488,520	-
- Intangible assets	1,416,274	2,118,362	1,594,067
Total depreciation and amortization	2,078,762	3,174,784	2,029,373

Other Expenses:
Allowances for bad debts	58,932	11,052	124,528
Rental expense on operating lease	126,382	637,321	674,112
Provision for inventory obsolescence	(17,671)	799,871	100,000
Audit and review of financial statements:
- statutory audit of the Group in Australia	25,000	55,157	62,794
- statutory audit of the Group in USA	76,780	435,899	-
- auditors of the subsidiaries in Hong Kong and China	-	14,246	9,175
- audit for other reporting purposes	18,822	-	69,110
Total audit and review fees	120,602	505,302	141,079

NOTE 8. INCOME TAX (EXPENSE) / CREDIT

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Income tax over provision / (income tax expenses)	-	-	102,853
Deferred tax (expenses) / credit	-	(117,322)	404,204
Income tax (expenses) / credit	-	(117,322)	507,057

(a)	The prima-facie tax on (loss) / profit before income tax is reconciled to the income tax credit /(expense) as follows:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(10,543,548)	(16,582,877)	(17,350,280)

Income tax credit / (expenses) on loss before income tax at 30%	3,163,064	4,974,863	5,205,084
Difference in overseas tax rates	(148,299)	(3,260,006)	(830,805)
Add / (less) the tax effect of:
Reversal of over provision	-	-	102,853
Tax losses and temporary differences for the year for which no deferred tax is recognized	(3,014,765)	(1,832,179)	(3,970,075)
Income tax (expenses) / credit	-	(117,322)	507,057

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Balance brought forward	(1,372,653)	(1,244,814)
Temporary differences derecognized	-	(117,322)
Release of disposal of subsidiaries	1,380,402	-
Exchange difference	(21,417)	(10,517)
Total	(13,668)	(1,372,653)

(c)	There were no income tax payable in the consolidated statement of financial position in years 2019 and 2020.

NOTE 9. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2020 (2019: Nil).

NOTE 10. LOSS PER SHARE

	Consolidated
	December 31, 2020	December 31, 2019	December 31, 2018
Loss after income tax attributable to shareholders	A$ (10,034,077)	A$ (15,646,147)	A$ (15,962,278)
Number of ordinary shares	6,513,671	3,377,386	3,377,386
Weighted average number of ordinary shares on issue	4,311,360	3,377,386	2,692,543
Basic and diluted (loss) / earnings per share	A$ (2.33)	A$ (4.63)	A$ (5.93)

NOTE 11. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Raw materials	296,472	843,686
Finished goods – displays and other products	529,080	789,984
Provision for inventories obsolescence	(638,151)	(884,497)
Total	187,401	749,173

NOTE 12. TRADE AND OTHER RECEIVABLES

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Trade receivables	1,233,709	892,488
Other receivables	1,689	2,390
	1,235,398	894,878
Less: Allowances for doubtful debts	(70,793)	(123,920)
	1,164,605	770,958

(a)	Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Current	-	-

Past due:
< 31 days	711,754	31,495
31 - 90 days	394,384	12,655
> 90 days	127,571	848,338
	1,233,709	892,488

(b)	Trade receivables which are past due but not impaired

Included in the Group's trade receivable balances are debtors with an aggregate carrying amount of A$1,233,709 (2019: A$892,488) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of A$70,793 (2019: A$123,920).

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 31(e) for further details of credit risk management.

NOTE 13. OTHER ASSETS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Prepayments	50,382	311,710
Trade deposits	692,026	1,522,976
Other deposits	1,347,360	262,228
VAT receivable	129	194,359
	2,089,897	2,291,273

NOTE 14. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Fixtures and Equipment A$	Motor Vehicles A$	Machinery A$	Total A$
At January 1, 2019
Cost	731,794	2,290,643	68,170	-	3,090,607
Accumulated depreciation	(643,317)	(1,710,235)	(7,575)	-	(2,361,127)
Net book amount at January 1, 2019	88,477	580,408	60,595	-	729,480

Year ended December 31, 2019
Opening net book amount	88,477	580,408	60,595	-	729,480
Additions	38,866	1,184,162	-	-	1,223,028
Disposals	-	(636,587)	-	-	(636,587)
Transfer to right of use assets (Note 22(a))	-	-	(41,838)	-	(41,838)
Depreciation expenses	(44,698)	(504,447)	(18,757)	-	(567,902)
Exchange difference	1,304	21,632	-	-	22,936
Closing net book amount at December 31, 2019	83,949	645,168	-	-	729,117

At December 31, 2019
Cost	826,997	2,888,508	-	-	3,715,505
Accumulated depreciation	(743,048)	(2,243,340)	-	-	(2,986,388)
Net book amount at December 31, 2019	83,949	645,168	-	-	729,117

Year ended December 31, 2020
Opening net book amount	83,949	645,168	-	-	729,117
Additions	2,064	7,899	-	7,224,551	7,234,514
Disposals	(80,581)	(203,788)	-	-	(284,369)
Depreciation expenses	(10,385)	(172,979)	-	(179,144)	(362,508)
Exchange difference	4,953	(13,674)	-	9,645	924
Closing net book amount at December 31, 2020	-	262,626	-	7,055,052	7,317,678

At December 31, 2020
Cost	-	710,621	-	7,224,551	7,935,172
Accumulated depreciation	-	(447,995)	-	(169,499)	(617,494)
Net book amount at December 31, 2020	-	262,626	-	7,055,052	7,317,678

NOTE 15. INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	Goodwill A$	Autostereoscopic 3D Display Technologies and Knowhow A$	Patents and Trademark A$	Software and License A$	Total A$

Cost
At January 1, 2019	14,421,604	14,710,435	1,288,146	518,165	30,938,350
Additions	-	-	-	7,283	7,283
Exchange difference	157,103	169,887	(4,446)	6,023	328,567
At December 31, 2019	14,578,707	14,880,322	1,283,700	531,471	31,274,200

At January 1, 2020	14,578,707	14,880,322	1,283,700	531,471	31,274,200
Additions	-	446,786	36,688	3,771	487,245
Disposal	(14,578,707)	8,927,601	(976,692)	(2,680)	(24,485,680)
Exchange difference	-	(181,683)	(107,168)	(45,698)	(334,549)
At December 31, 2020	-	6,217,824	236,528	486,864	6,941,216

Accumulated Amortization and Impairment Losses
At January 1, 2019	(9,953,311)	(4,248,763)	(341,868)	(71,241)	(14,615,183)
Amortization	-	(1,863,639)	(130,221)	(124,502)	(2,118,362)
Provision for impairment	(4,486,301)	-	-	-	(4,486,301)
Exchange difference	(139,095)	(45,470)	81,598	(584)	(103,551)
At December 31, 2019	(14,578,707)	(6,157,872)	(390,491)	(196,327)	(21,323,397)

At January 1, 2020	(14,578,707)	(6,157,872)	(390,491)	(196,327)	(21,323,397)
Amortization	-	(1,238,718)	(82,474)	(95,082)	(1,416,274)
Provision for impairment	-	(3,155,932)	(81,875)	(221,533)	(3,459,340)
Disposal	14,578,707	4,617,299	288,570	-	19,484,576
Exchange difference	-	(282,601)	29,742	26,078	(226,781)
At December 31, 2020	-	(6,217,824)	(236,528)	(486,864)	(6,941,216)

Carrying Amount
At December 31, 2019	-	8,722,450	893,209	335,144	9,950,803
At December 31, 2020	-	-	-	-	-

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on September 30, 2015 and was revalued to fair value at that time by an independent valuer.

As at December 31, 2020, based on the results of impairment review and value-in-use assessment, the management considered that the goodwill and intangible assets have suffered an impairment loss and provision of impairment for goodwill of A$4,486,301 has been made in 2019, which then impaired the full value of the goodwill of A$14,578,707.

There was no reclassification of development costs to intangible assets in 2020. In 2019, development projects were reclassified as intangible asset only when the Group can demonstrate the technical feasibility of completing the intangible asset itself or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated.

During the year 2020, the Group restructured of certain subsidiaries which had intangible assets. The details of these disposals are listed out in note 27.

NOTE 16. DEVELOPMENT PROJECTS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
As at January 1:
Cost	3,611,336	2,980,113
Accumulated impairment losses	-	-
Net book amount	3,611,336	2,980,113
	A$	A$
Year ended December 31:
Opening net book amount	3,611,336	2,980,113
Additions	125,520	598,649
Disposal	(2,864,052)	(687)
Written off	(930,356)	-
Exchange difference	57,552	33,261
Closing net book amount	-	3,611,336
	A$	A$
As at December 31:
Cost	-	3,611,336
Accumulated impairment losses	-	-
Net book amount	-	3,611,336

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses. The Group had performed an impairment review for the development projects at the reporting period end and management considered that the development projects had suffered impairment loss and have been written off accordingly.

NOTE 17. TRADE AND OTHER LIABILITIES

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Trade payables (Note 32 (diii))	146,730	109,746
Accruals	385,888	328,071
Trade deposits received	630,523	900,740
Other borrowings (i)	211,567	1,761,308
Other payable	2,214,456	1,238,630
	3,589,164	4,338,495

(i)	The loan is unsecured, carry interest at 8% per annual, and repayable on December 31, 2020.

NOTE 18. PROVISION FOR EMPLOYEE BENEFITS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Provision for employee benefits	-	64,135

The provision for employee benefits represents the unpaid annual leave provision.

NOTE 19. AMOUNTS DUE TO RELATED COMPANIES

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Current portion	237,674	6,101,850
Non-current portion	-	-
	237,674	6,101,850

As at December 31, 2020, the amounts due to related companies are unsecured, non-interest bearing and repayable on demand.

In 2018, a Group company entered into a loan agreement to borrow A$1,664,924 (HK$9,200,000) from a former related company, Oakridge (Hong Kong) Corporation Limited ("Oakridge"), a company owned and controlled by Dr. Herbert Ying Chiu LEE, the then controlling shareholder of the Company. The loan was non-interest bearing, unsecured and repayable on March 31, 2020 after an extension from the previous repayment date of September 30, 2019. During the year 2019, Oakridge advanced to the Group an additional A$3,478,140 (HK$19,000,000). These advances were non-interest bearing, non-secured and repayable on March 31, 2020. As at December 31, 2019, the Group owed Oakridge A$5,162,292 (HK$28,200,000) in respect of these loans.

On March 31, 2020, the terms of the above said unsecured loans of A$5,162,292 (HK$28,200,000) was changed to interest bearing at an annual interest rate of 6.0% and the repayment date was extended to March 31, 2021. The loan was removed after disposal of subsidiaries. The datails of these disposals are listed out in note 27.

NOTE 20. AMOUNT DUE TO HOLDING COMPANY

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Current portion	532,718	582,832
Non-current portion	-	-
	532,718	582,832

In 2018, the Group entered into two loans with Marvel Finance Limited ("MFL") then ultimate holding company, where the Group lend approximately a total of A$2,117,349 (HK$11,700,000) to MFL. One loan of A$1,085,820 (HK$6,000,000) bears interest at 10% per annum and the second loan of A$1,031,529 (HK$5,700,000) bears interests at 5% per annum. Both loans are unsecured and repayable on September 30, 2019. During the year 2019, the Group earned interest income of A$115,678 (HK$637,301) from these two loans.

As at December 31, 2020, the amounts due to ultimate holding company is unsecured non-interest bearing and repayable on demand.

NOTE 21. BORROWINGS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Bank overdraft, unsecured	-	902,482
Bank borrowings, unsecured	-	915,300
	-	1,817,782

During the year 2020, the Group restructured of certain subsidiaries which had the bank overdraft and bank borrowings. The details of these disposals are listed out in note 27.

NOTE 22. LEASES

(a)	Right of use assets

The carrying amount of the Group's right of use assets and the movements during the year are as follows:

	Consolidated
	Lease Properties	Motor Vehicles	Total
	A$	A$	A$

As at January 1, 2019	1,106,486	-	1,106,486
Additions	1,267,476	-	1,267,476
Terminations	(825,454)	-	(825,454)
Transfer from plant and equipment	-	41,838	41,838
Depreciation expenses	(488,520)	-	(488,520)
Exchange difference	4,998	1,068	6,066
As at December 31, 2019 & January 1, 2020	1,064,986	42,906	1,107,892
Depreciation expenses	(287,557)	(12,427)	(299,984)
Disposal	(862,109)	(3,887)	(865,996)
Exchange difference	84,680	(26,592)	58,088

As at December 31. 2020	-	-	-

(b)	Lease liabilities

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Within one year	-	666,868
Two to five years	-	501,739
	-	1,168,607
Less: Amount due within one year shown under current liabilities	-	(666,868)
Amount due after one year	-	501,739

Analyzed into:	-	666,868
Current portion	-	501,739
Non-current portion	-	1,168,607

Obligations under finance leases carried an interest rate of 2.5% per annum.

NOTE 23. CONVERTIBLE BONDS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Face value of convertible bonds issued on 3 January 2018	-	3,769,470
Equity component	-	(535,948)
Derivatives embedded in the convertible bonds issued (Note 24)	-	(772,112)
Liability component on initial recognition at January 3, 2018	-	2,461,410
Interest accrued but not yet paid for the year ended 2018	-	536,216
Interest accrued at effective interest rate during the year (Note 6)	-	1,316,702
Interest paid during the year	-	(209,392)
Exchange difference	-	315,963
Carrying value as at end of year	-	4,420,899

On January 3, 2018, the Group entered into the following agreements in connection with the issue of HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds ("Convertible Bonds"): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (the "Issuer" or "MDL") and an independent third party entity ("Bondholder") for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below. On the same date, pursuant to the Subscription Agreement, the Convertible Bonds were issued by MDL to the Bondholder as all the terms and conditions in respect of the subscription of the Convertible Bonds were complied with and fulfilled.

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

In connection with the Convertible Bonds, the Company also entered into a Deed of Guarantee to guarantee the due and punctual performance and observance by the Issuer of its payment obligations of the bond principal and interest under the Convertible Bonds until all the guaranteed obligations have been fully satisfied, discharged or paid in full. A Put Option Deed was also entered into between the Company and the Bondholder whereby the Bondholder can exercise an option, during the Put Option Exercise Period as defined in Note 24, to have IMTE repurchase the MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

The estimated net proceeds from this bond issue, after deduction of commission and expenses, amount to approximately HK$21.5 million.

On January 3, 2020 the Company was not able to pay the Convertible Bonds on the maturity date. On or about January 17, 2020, the Company and the Bondholder agreed to a payment schedule of paying HK$13 million or approximately A$2.4 million on January 17, 2020, and the remaining HK$10 million or approximately A$1.9 million to be paid in 4 equal monthly installments of HK$2.5 million or approximately A$475,000. Furthermore, the interest charged on the outstanding Convertible Bonds amount from January 3, 2020 was at 15% per annum.

In 2020, the Group has fully repaid the installments and the accrued interests in full.

NOTE 24. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Derivative financial liabilities:
Put option liability embedded in the convertible bonds issued (Note 23)	-	126,095
Derivates related to convertible promissory note (Note 25)	3,790,737	-
Fair value change in derivative financial instruments during the year	(2,312,197)	(127,551)
Exchange difference	-	1,456
Carrying value as at end of year	1,478,540	-

In connection with the Convertible Bonds as disclosed in Note 23, a Put Option Deed was entered into between the Company and the Bondholder in 2018 whereby the Bondholder can exercise an option, during the Put Option Exercise Period (means the period of 7 days commencing from the day immediately after the date falling 2 years from the conversion date of the Convertible Bonds or such other date as agreed by the Company and the Bondholder in writing), to have the Company repurchase a former subsidiary MDL Shares converted by the Bondholder at the principal amount of the converted Convertible Bonds.

As at December 31, 2019, the management has determined that the option was not going to be executed and wrote off this derivative financial instruments to the statement of profit and loss.

In 2020, the Company entered into two convertible promissory notes as disclosed in Note 25. As at December 31, 2020, the derivatives related to these convertible promissory notes were revalued using the weighted average assumptions: volatility 102.3% and 91.80%, the weighted expected term of two years, a discount rate of 4.13% and a dividend yield of 0%.

The Group departed from IFRS 9 for certain disclosures of the note issued January 20, 2020 as not doing so would be misleading to the readers of the consolidated financial statements as it would greatly inflate the activity on the 2020 consolidated statement of activity but have no effect on the consolidated balance sheet or on the net loss of the Group. As such the Group, determined it was appropriate to present the change in fair value of this derivative instrument, net of interest expense recorded at the time of issuance.

NOTE 25. CONVERTIBLE PROMISSORY NOTES

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$
Face value of convertible promissory note issued on January 20, 2020	2,621,360	-
Face value of convertible promissory note issued on August 6, 2020	2 291,740	-
Debt discount	(3,790,737)	-
Liability component on initial recognition	1,122,363	-
Interest accrued but not yet paid for the period (Note 6)	1,692,217	-
Interest paid during the period	(185,469)	-
Exchange differences	(433,062)	-
Carrying value as at end of period	2,196,049	-

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement ("the First CN Agreement"), with an independent third party ("First Noteholder"). Pursuant to First CN Agreement, the First Noteholder purchased from the Company a 10% convertible promissory note (the "First Note") in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of First CN Agreement. The First Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00, subject to adjustment, per share over the term of the First Note.

In October 2020, the Company settled the interest accrued of A$174,811 by issuing 46,741 shares to the First Noteholder.

On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement ("the Second CN Agreement") with a third party ("Second Noteholder"). Pursuant to the Second CN Agreement, the holder invested USD 1,650,000 under a convertible note (the "Second Note") without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of USD 3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of USD 1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liability based on the fact the conversion into shares could result in a variable number of shares to be issued.

NOTE 26. CONTROLLED ENTITIES

As at December 31, 2020, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2020	2019
CIMC Marketing Pty Ltd	Australia	Management Services & Investment holding	A$1	100%	100%
Colour Investment Limited	Hong Kong	Investment holdings	HK$43,043,130	100%	-
Cystar International Limited	Hong Kong	Sales of software and provision of consultancy services	HK$1	100% (Indirect)	95% (Indirect)
Great Gold Investment Limited	Hong Kong	Administrative services	HK$1	100%	-
GOXD International Limited	Hong Kong	Distribution of Digital Picture Frame	HK$56,803,913	80% (Indirect)	-
Smart (Shenzhen) Technology Limited	P.R.C.	Marketing and distribution	RMB 5,000,000	100% (Indirect)	-
Smartglass Limited	Hong Kong	Sales of distribution of switchable glass and consultancy services	HK$8	100%	100%
Sunup Holdings Limited	Hong Kong	Manufacturing of filter plates	US$1,290	51%	-
Sunup Korea Limited	Hong Kong	Sale of filter plates and air filter products	US$0.13	51% (Indirect)	-
Binario Limited	British Virgin Islands	Investment holding	A$1	100%	100%
Cystar International (Shenzhen) Limited	P.R.C.	Dormant	RMB 379,141	100% (Indirect)	-
Digital Media Technology Limited	Malaysia	Dormant	US$100	100% (Indirect)	100% (Indirect)
Greifenberg Capital Limited*	Hong Kong	Dormant	HK$1	60% (Direct)	-

*Acquired after year end

NOTE 27. BUSINESS COMBINATIONS

(a)	Disposal of subsidiaries

During the year ended December 31, 2020, the Group sold 4 subsidiaries including: Marvel Digital Limited, Marvel Display Technology (Shenzhen) Limited, GOXD Technology Limited and GOXD Dongguan Limited. The detail of the net gain / (loss) on the disposals during the year are set out below:

	2020	2019	2018
	A$	A$	A$

Total disposal consideration	25,129	-	206,034

Carrying amount of net asset sold (note(i) below)	(230,294)	-	483,021
Gain on sales before income tax and reclassification of foreign currency translation reserve	255,423	-	689,055
Reclassification of foreign currency transaction reserve	(26,871)	-	(38,640)
Non-controlling interest	(257,542)	-	(41,420)
(Loss) / gain on disposal after income tax	(28,990)	-	608,995

(i)	Net assets disposed of:
	2020	2019	2018
	A$	A$	A$

Plant and equipment	284,240	-	190,593
Development projects	2,864,052	-	120,715
Intangible assets	4,790,784	-	-
Right of use assets	865,996	-	-
Cash and bank balances	99,061	-	215,528
Inventories	400,806	-	550,906
Trade and others receivable	603,923	-	179,276
Other deposit and prepayment	1,664,343	-	-
Trade and other liabilities	(912,580)	-	(677,397)
Amount due to a related company	(6,689,290)	-	(5,067)
Bank overdraft	(929,438)	-	-
Bank loan	(966,747)	-	-
Lease liabilities	(925,042)	-	-
Income tax payables	-	-	(992,343)
Deferred tax liabilities	(1,380,402)	-	(65,232)
Obligation under finance lease	(33,329)	-	-
	(230,294)	-	(483,021)

(ii)	Net cash flows from disposal of subsidiaries
	2020	2019	2018
	A$	A$	A$

Consideration received, satisfied in cash	25,129	-	206,034
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	830,377	-	(215,528)
	855,506	-	(9,494)

(b)	Acquisition of Subsidiaries

On August 6, 2020, Integrated Media Technology Limited acquired 51% of the ordinary shares of Sunup Holdings Limited for the total consideration transferred of AUD 1,945,770 (USD 1,500,000). This is a nano-coat plated filter business and operates in the sales of air-filter products segment of the consolidated entity. The acquired business contributed loss after tax of AUD 177,829 to the consolidated entity for the period from August 6, 2020 to December 31, 2020. The values identified in relation to the acquisition of Sunup Holdings Limited are final as at December 31, 2020.

Details of the acquisition are as follows:

Fair value
AUD

Machinery, plant and equipment	5,084,946
Other assets	1,673
Other payables	(1,271,713)

Net assets acquired	3,814,906

Goodwill arising form the acquisition has been recognized as follow:
Consideration	1,945,770
Non-controlling interest	1,869,304
Fair value of net asset acquired	(3,814,906)
Written off to other operating expenses	(168)
-

NOTE 28. ISSUED CAPITAL

(a)	Share Capital

	December 31, 2020		December 31, 2019		December 31, 2018
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	6,513,671	32,089,997	3,377,386	18,902,029	3,377,386	18,902,029

(b)	Movements in ordinary share capital

	Number of Shares	A$

January 1, 2018	2,643,611	10,410,279
Issue of shares during the year 2018	25,275	491,750
Issue of shares for conversion of debt	708,500	8,000,000
December 31, 2018	3,377,386	18,902,029
Issue of shares during the year 2019	-	-
December 31, 2019	3,377,386	18,902,029
Issuance of shares for cash	1,643,406	7,121,283
Issue of shares for conversion of debt	988,408	4,122,562
Issuance of shares for services	4,471	23,249
Issuance of shares for acquisition of shares in subsidiary companies	500,000	2,060,000
Legal expenses in respect of issuance of shares	-	(139,126)
December 31, 2020	6,513,671	32,089,997

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

During the year 2018, the details of shares movements are as below:-

On July 17, 2018, the Company issued 25,275 ordinary shares at a share price of US$14.45 per share for a total subscription amount of US$365,224 (or about A$491,750). These 25,275 ordinary shares were issued for consultancy services payment.

On December 12, 2018, the shareholders of the Company approved the conversion of A$8,000,000 of debt owed to Marvel Finance Limited, the then ultimate holding company by the issuance of 708,500 shares in the Company.

During the year 2020, the details of shares movements are as below:-

Issuance of shares for cash

On February 24, 2020, the Company issued 158,730 shares at a share price of US$6.30 per share for a total subscription amount of US$1,000,000 (or about A$1,514,284). The proceeds from this sale of shares were used for repaying debts and working capital in the Company.

On May 12, 2020, the Company issued 126,984 shares as a result of the exercise of the warrants referred to (d) below.

On September 15, 2020, the Company issued 450,000 shares at a share price of US$3.00 per share for a total subscription amount of US$1,350,000 (or about A$1,845,000). The proceeds from this sale of shares were used for the Company's operations and working capital.

On December 2, 2020, the Company issued 600,000 shares at a share price of US$3.00 per share for a total subscription amount of US$1,800,000 (or about A$2,442,000). The proceeds from this sale of shares are intended to be used for working capital purposes and development of existing and new business.

On December 21, 2020, the Company issued 307,692 shares at a share price of US$3.25 per share for a total subscription amount of US$1,000,000 (or about A$1.319,999). The proceeds from this sale of shares were intended to be used for the new product design for the filter business.

Issuance of shares on conversion of debt

On July 25, 2020, the Company issued 700,000 shares at a share price of US$3.00 per share for payment of debt totaling HK$16,380,000 (equivalent to about US$2,100,000 or about A$2,940,000).

On October 6, 2020, the Company issued 241,667 shares at a share price of US$3.90 per share for payment of debt totaling HK$5,655,000 (equivalent to about A$1,007,751).

On October 6, 2020, the Company issued 46,741 shares for US$125,852 (equivalent to about A$174,811) in interest payment on the Convertible Notes.

Issuance of shares for services

On September 15, 2020, the Company issued 4,471 shares at a share price of US$3.81 per share for a total payment of US$17,035 (equivalent to about A$23,249) for technical support services.

Issuance of shares for acquisition of subsidiary company

On September 17, 2020, the Company issued a total of 500,000 shares at a price of US$3.00 per share for a total payment of US$1,500,000 (equivalent to about A$2,060,000) for the acquisition of 51% equity interest in Sunup Holdings Limited.

NOTE 28. ISSUED CAPITAL (Continued)

(b)	Movements in ordinary share capital (Continued)

Subsequent to the year end to the date of this report, the details of shares movement are as below:-

As announced in the Form 6K on February 1, 2021, on January 28, 2021, the Company entered into a into a conditional sale and purchase agreement ("Koala Agreement") to acquire 70% equity interests in Shenzhen Koala Wisdom Fire Engineering Co., Ltd. ("Shenzhen Koala"). Pursuant to the agreement, the vendors will sign up contracts for deployment of IoT Detection System of not less than RMB200,000 within 60 days from the date of the Agreement. IMTE shall purchase 70% equity interests in Shenzhen Koala for US$40,000 ("Initial Consideration") by the issuance of a total of 10,000 shares in the Company. The Company shall also pay a deferred consideration of the profits less the Initial Consideration. The deferred consideration shall be paid by the issuance of shares in the Company (to a maximum number of shares not equal or exceeding 20% of the then issued shares of the Company) at a price equal to 85% of the prior 15 days volume weighted average price (VWAP) of the Company's share price immediately prior to the date of the parties agreeing to the Profits and such date shall not be later than March 31, 2022. Profits is defined as the profits before taxation of Shenzhen Koala for the period from the Completion Date to December 31, 2021 and excluding any relevant gross profits from uncollected sales receipts.

On February 2, 2021, the Company issued 17,744 ordinary shares at a share price of US$3.6125 per share for a total amount of US$64,100 (or about A$84,000) for performance remuneration.

On February 5, 2021, the Company issued 2,768 ordinary shares at a share price of US$3.6125 per share for a total amount of US$10,000 (or about A$13,000) for provision of accounting and administrative services.

As announced in the Form 6K on February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 shares of the Company to an investor at a price of US$4.00 per share for US$2,500,000 (approximately A$3,162,500). The Company intends to use the net cash proceeds for working capital purposes and development of existing and new businesses.

As announced in the Form 6K on March 8, 2021, on March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400 (approximately A$2,942,900). The use of the proceeds is to build out manufacturing infrastructure and working capital.

As announced in the Form 6K on March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 ordinary shares of, no par value, of the Company ("Ordinary Shares") to an accredited investor ("Investor") at a price of US$6.50 per share (the "Cash Offering"). The Cash Offering is for US$4,602,000 (approximately A$6,046,000) and will generate net cash proceeds of approximately US$4,577,000 (approximately A$6,013,000) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for developing its current businesses, corporate expenditures and general corporate purposes.

(c)	Convertible Notes

During the year 2020, the details of convertible notes movements are as below:-

On January 20, 2020, the Company entered into a convertible note purchase agreement with CIMB Limited, an independent third party. Pursuant to this agreement the holder of the note can convert this note for 2 years from the date of issuance to maturity on January 20, 2022 at a price of US$5.00 per shares, subject to adjustment, over the term of the note. The Company, at its sole option, may pay interests in ordinary shares based on 75% of the average of the closing price of its ordinary shares for the five trading days prior to each end-of-quarter interest due date. During the year, the Company paid a total of US$125,852 (or equivalent to about A$174,811) in interest by issuance of 46,741 shares in the Company.

On August 11, 2020, the Company entered into a convertible note purchase agreement with Nextglass Technologies Inc. Pursuant to this agreement the holder of the note can convert this note for 2 years from the date of issuance to maturity on December 2022 at a price of US$3.0 per shares, subject to adjustment, over the term of the note. This note carries no interest.

NOTE 28. ISSUED CAPITAL (Continued)

(d)	Warrants

On February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of the Company and warrants ("Warrants") to purchase up to 126,984 ordinary shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per share. If the volume weighted average price ("VWAP") of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one share without any cash payment to the Company. On May 12, 2020, all the Warrants were exercised by means of a cashless exercise.

(e)	Options

The Company has no share options outstanding at the date of our Annual Report.

In August 2020, an Employee Share Option Plan ("ESOP") was approved and established by the board. The ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the board may in its discretion determine. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 5% of the Company's total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period.

The shares are to be issued at a price determined by the board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the board at its sole discretion.

In September 2020, the Company approved a plan that is pending shareholder approval to grant options to subscribe up to 261,000 ordinary shares for employees, directors and consultants under the ESOP. The ESOP will be a two-year plan with a vesting schedule that 50% of the shares vest six months after the vesting commencement date and the balance of the shares vest on the first anniversary of the vesting commencement date. The exercise prices will range from US$3.50 to US$3.70 per share. Each option when exercised will entitle the option holder to one ordinary share in the Company. Options will be able to be exercisable on or before an expiry date, will not carry any voting or dividend rights and will not be transferable except on death of the option holder.

Note 29. RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.
(b)	In 2020, the other reserve represented the following:
(i) On May 25, 2020, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiaries Marvel Digital Limited ("MDL") (Note 27).
(ii)

On September 17, 2020, the Company issued a total of 500,000 shares at a price of US$3.00 per share for a total payment of US$1,500,000 (equivalent to about A$2,060,000) for the acquisition of 51% equity interest in Sunup Holdings Limited, of which included the valuation of filter equipment for a total of A$2,011,000 attributable to the Company.

In 2019, the other reserve represented the following:

The movement in other reserves represents the release of the reserve to accumulated losses as a result of the redemption of the Convertible Bonds.

NOTE 30. COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into a one year commercial lease of total A$17,644 (2019:NIL) for rental accommodations.

(b)	License Agreement with Versitech Limited

In September 2015, Versitech Limited ("Versitech") and a former subsidiary Marvel Digital Limited ("MDL") entered into a License Agreement in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide. The agreement provided MDL and its affiliates for the term an exclusive and royalty-bearing license under the patent rights owned by Versitech to develop, make, have made, use, sell, offer to sell, lease, import, export or otherwise dispose of licensed product in 3D video encoding and transmission worldwide and with the right to grant sublicense pursuant to the terms of the agreement. MDL shall pay an upfront payment in the amount of HK$100,000 and a running royalty of 3% of net sales ("3% Royalty") on licensed product and licensed process by MDL and its affiliates and sublicensee. Beginning in 2019, the royalty will be the greater of 3% Royalty and HK$200,000 each year. MDL shall also pay Versitech a total of 15% of all sublicense income received by MDL or any of its affiliates. In addition, there are milestone payments payable to Versitech Limited upon the event when cumulative gross revenue arising from the licensed products reaching certain levels with the maximum cumulative total milestone payments of HK$2,000,000. This project was originally derived from an earlier agreement entered into among the Government of the Hong Kong Special Administrative Region, MDL and the University of Hong Kong ("HKU") under the Innovation and Technology Fund University-Industry Collaboration Programme entitled "Content Generation and Processing Technologies for 3D/Multiview Images and Videos". Versitech is a wholly-owned subsidiary and the technology transfer arm of HKU.

During the year 2020, there were royalty fee of HK$200,000 paid to Veritech (2019:Nil). There were no sublicense fee paid in both years.

(c)	Capital commitments

As of December 31, 2020, the Group had internal capital commitments for the investments in two P.R.C. subsidiaries of RMB14,620,859 (approximately A$2,901,071) (2019: A$1,755,456).

(d)	Share commitments

On April 29, 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the CEO and CFO, respectively of IMTE, are directors and shareholders of Teko.

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

The Group's chief executive officer for operations is Dr. Chang Yuen CHAN, who monitors the Group's risks on an ongoing basis and report to the Board.

(b)	Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to ultimate holding company, and borrowings), which is the risk that a financial instrument's value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

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

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$9,130 lower (2019: A$17,889 lower) / A$9,130 higher (2019: A$17,889 higher).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2020
Financial Assets
Cash and bank balances	0.39%	2,037,502	156,582	2,194,084
Trade and other receivables		-	1,164,605	1,164,605
Other assets		-	2,089,897	2,089,897
Total Financial Assets		2,037,502	3,411,084	5,448,586

Financial Liabilities
Trade and other payables	8%	211,567	2,747,074	2,958,641
Trade deposits received		-	630,523	630,523
Amounts due to related companies		-	237,674	237,674
Amount due to ultimate holding company		-	532,718	532,718
Convertible promissory notes	10%	2,196,049	-	2,196,049
Total Financial Liabilities		2,407,616	4,147,989	6,555,605

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2019
Financial Assets
Cash and bank balances	0.47%	40,860	694,864	735,724
Trade and other receivables		-	770,958	770,958
Other assets		-	2,291,273	2,291,273
Total Financial Assets		40,860	3,757,096	3,848,419

Financial Liabilities
Trade and other payables	8%	1,761,308	1,676,447	3,437,755
Trade deposits received		-	900,740	900,740
Amounts due to related companies		-	6,101,850	6,101,850
Amount due to ultimate holding company		-	582,832	582,832
Bank overdraft	4.62%	902,482	-	902,482
Bank borrowings	4.62%	915,300	-	915,300
Lease liability	2.5%	39,492	1,129,115	1,168,607
Convertible bonds	34.67%	4,420,899	-	4,420,899
Provisions			64,135	64,135
Total Financial Liabilities		8,039,481	10,455,119	18,494,600

(c)	Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at December 31, 2020. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the following closing rates, HK$0.16732, US$1.29718 and RMB1.18582:

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2020
Financial assets
- Cash and bank balances	156,753	2,029,569	65	-	-	-
- Trade and other receivables	864,845	298,071	-	-	-	-
- Other assets	774,532	1,315,236	129	-	-	-
Financial liabilities
- Trade and other liabilities	(1,219,242)	(1,905,180)	-	-	-	-
- Amounts due to related companies	(4,592)	(233,082)	-	-	-	-
- Amount due to ultimate holding company	(532,718)	-	-	-	-	-
- Convertible promissory notes	-	-	-	(981,459)	(1,214,590)	-
- Derivates on financial statements	-	-	-	(438,286)	(1,040,254)	-
Total exposure	39,578	1,504,614	194	(1,419,745)	(2,254,844)	-

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2019
Financial assets
- Cash and bank balances	583,524	29,989	116,085	-	-	-
- Trade and other receivables	197,906	-	570,662	-	-	-
- Other assets	1,726,881	-	564,392	-	-	-
Financial liabilities
- Trade and other liabilities	(2,992,663)	(202,448)	(455,854)	-	-	-
- Provisions	(64,135)	-	-	-	-	-
- Amounts due to related companies	(6,101,850)	-	-	-	-	-
- Amount due to ultimate holding company	(582,832)	-	-	-	-	-
- Bank overdraft	(902,482)	-	-	-	-	-
- Borrowings	(915,300)	-	-	-	-	-
- Convertible bonds	(4,420,899)	-	-	-	-	-
- Derivates on financial statements	-	-	-	-	-	-
- Lease liabilities	(666,867)	-	-	(501,740)	-	-
Total exposure	(14,138,717)	(172,459)	795,285	(501,740)	-	-

The following table illustrates the sensitivity of profit / (loss) and equity in regard to the Group's financial assets and financial liabilities and the HK$/AUD exchange rate, US$/AUD exchange rate and RMB/AUD exchange rate and assure ‘all other things being equal'. It assumes a +/- 5% change of the AUD/HK$ exchange rate for the year ended at December 31, 2020 (2019: 5%). A +/- 5% change is considered for the AUD/US$ exchange rate (2019: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2019: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group's foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HK$ by 5% (2019: 5%), the US$ by 5% (2019: 5%) and the RMB by 10% (2019: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2020	69,008	37,512	(19)	106,501	69,008	37,512	(19)	106,501
December 31, 2019	643,219	8,623	(79,529)	572,313	643,219	8,623	(79,529)	572,313

If the AUD had weakened against the HK$ by 5% (2019: 5%), the US$ by 5% (2019: 5%) and the RMB by 10% (2019: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2020	(69,008)	(37,512)	19	(106,501)	(69,008)	(37,512)	19	(106,512)
December 31, 2019	(643,219)	(8,623)	79,529	(572,313)	(643,219)	(8,623)	79,529	(572,313)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to currency risk.

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

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

2020		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	2,958,911	2,958,911	2,958,911	-	-	-
Trade deposits received	630,523	630,523	630,523	-	-	-
Amounts due to related companies	237,674	237,674	-	-	-	237,674
Amount due to ultimate holding company	532,718	532,718	532,718	-	-	-
Convertible promissory notes	2,196,049	2,448,048	21,402	61,447	169,150	2,196,049
	6,555,875	6,807,874	4,143,554	61,447	169,150	2,433,723

2019		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	3,437,755	3,437,755	3,437,755	-	-	-
Trade deposit received	900,740	900,740	900,740	-	-	-
Provision for employee benefits	64,135	64,135	64,135	-	-	-
Amounts due to related companies	6,101,850	6,101,850	-	-	-	6,101,850
Amount due to ultimate holding company	582,832	582,832	582,832	-	-	-
Bank overdraft	902,482	902,482	902,482	-	-	-
Bank borrowings	915,300	929,625	-	-	929,625	-
Lease liability	1,168,606	1,399,149	1,501	3,004	99,339	1,295,305
Convertible bonds	4,420,899	4,420,899	4,420,899	-	-	-
	18,494,599	18,739,467	10,310,344	3,004	1,028,964	7,397,155

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

(e)	Credit risk

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

Level 2
A$
Derivative financial instruments
December 31, 2020	1,478,540
December 31, 2019	-

The Group does not have any assets and liabilities that qualify for the level 1 category. There were no transfers between level 1, 2 and 3 during the year.

An instrument is included in level 2 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques based on the maximum use of observable market data for all significant inputs. For the derivatives, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and
•	binomial options pricing models.

NOTE 31. FINANCIAL RISK MANAGEMENT (Continued)

The reconciliation of the opening and closing fair value balance of level 2 financial instruments is provided below:

Put Option A$
At January 1, 2020	-
Issuance of derivatives at fair value	3,790,737
Gain included in profit or loss on change in fair value	(2,312,197)
Foreign currency translation	-
At December 31, 2020	1,478,540

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values, but for which fair values are disclosed in the notes to the consolidated financial statements.

Due to their short term nature, the carrying amounts of trade receivables (refer to Note 12) and payables (refer to Note 17) are assumed to approximate their fair values because the impact of discounting is not significant.

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

On December 12, 2018, the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited ("MFL") by the issuance of 708,500 shares in the Company. As at December 31, 2018 2019 and 2020, MFL owned 2,201,412 shares, representing approximately 65.18%, 65.18% and 33.80%, respectively in the Company. MFL was the ultimate controlling party of the Group as at December 31, 2018 and 2019. However as at December 31, 2020 and the date of this report, MFL's shareholding in the Company decreased to 33.80% and 26.08% respectively and it is therefore not considered the ultimate controlling party of the Group.

(b)	Transactions with directors

During the years ended December 31, 2020, 2019 and 2018, the remuneration of directors of the Company is as follows:

	Company
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Short term benefits (1)	780,832	715,301	67,371
Post-employment benefits	-	-	-
Total	780,832	715,301	67,371

(1) The director remuneration relating to Mr. Con Unerkov, our CEO, is provided by a related company over which Mr. Cecil Ho, our Company Secretary and Chief Financial Officer has control.

NOTE 32. RELATED PARTIES (Continued)

(c)	Other related party transactions

During the years ended December 31, 2020, 2019 and 2018, the Group has the following material transactions with its related parties:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Revenue received from related parties (1)	8,490	-	41,291
General consultancy and management fee paid to a related party (1)	282,971	571,519	595,645
Purchase of products from related parties (1)	29,794	22,588	-
Interest charged by the ultimate holding company (1)	-	-	396,868
Interest income earned from the former ultimate holding company (1)	-	115,678	-
Purchase of plant and equipment from related parties (1)	-	-	512,561
Company Secretarial, taxation service and interim CFO fee paid to a related company (2)	-	40,000	117,663
Company Secretarial, taxation service and CFO fee paid to a related company (3)	607,659	523,196	-
Purchase of products from a related party (4)	274,417	501,062	-
Sales to a related party (5)	315,034

(1) Entities controlled over by former director, Dr. Herbert Ying Chiu LEE. The consultancy and management services transactions are carried at the current market value in the ordinary course of business.

(2) Mr. George Yatzis, former Company Secretary, is a director of the related party.

(3) An entity controlled by Mr. Cecil Ho, Company Secretary and CFO for providing professional services .

(4) An entity controlled by Mr. Zhang Wuhua, our director of the Company. The transactions are carried at the current market value in the ordinary course of business.

(5) The related party is one of the subsidiaries of our shareholder.

During the year, there were no interest income charged to MFL by the Group. For the year ended December 31, 2019, the Group charged MFL interest income for a total of A$115,678 charged in relation to 2 loans:

(i)

a loan of A$1,043,442 (HKD5,700,000) to Cystar International Limited (formerly known as Visumotion International Limited). This loan bears interest at 5% per annum, unsecured and payable on September 30, 2019. For the year ended December 31, 2019 the Company accrued interest income of A$76,533. This loan was repaid on September 30, 2019; and

(ii)	in 2018, a former Group company GOXD Technology Limited entered into a loan agreement to lend A$1,085,820 (HK$6,000,000) to Marvel Finance Limited, a company owned by the then controlling shareholder of the Company. The loan bears interest at 10% per annum, unsecured and payable on 30 September 2019. The Company accrued interest income of A$39,145 during the year ended December 31, 2019. This loan was repaid in September 30, 2019.

During the year 2020, the Company used a 3,000 sq. feet administrative and accounting office in Hong Kong which was the Group was charged US$60,000 for the second half of the year (2019: Nil). This office belongs to the family of Dr. Herbert Ying Chiu Lee. There is no written lease agreement, but a general understanding that there will be a 3 months notice period to vacate this office. The Company moved to another office in January 2021.

(d)	Amounts due from / to related companies

Other than the related party balances disclosed in Note 19 and 20, the other related party balances as of December 31, 2020 and 2019 are disclosed:

(i)

included in trade and other receivables in Note 12, there were amounts of A$14,245 (2019: A$15,585) in respect to trade and non-trade in nature respectively and were due from certain related companies in which our former director, Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand;

(ii)

included in other assets in Note 13, there was amount of A$603,600 (2019: A$650,183) in respect to trade in nature and was deposits paid to a related company in which our director, Mr. Michael Wuhua ZHANG has control.

(iii)	included in trade and other liabilities in Note 17, there was amount of A$5,329 (2019: A$91,463) in respect to trade in nature and was due to a related company in which our former director, Dr. Herbert Ying Chiu LEE has control. The amount due to the related company is unsecured, non-interest bearing and repayable on demand; and

NOTE 33. CASH FLOW INFORMATION

(a)	Reconciliation of liabilities arising from financing activities

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Convertible promissory notes	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as at 1 January 2020	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	-	14,950,797

Cash flows from financing activities	840,509	211,567	-	-	4,913,100	(4,668,195)	(320,851)	-	13,187,968	14,164,098
Non-cash movement:
Settled by issuing convertible promissory note	-	(1,761,309)	-	-	-	-	-	-	-	(1,761,309)
Fair value change	-	-	-	-	-	-	-	(2,312,197)	-	(2,312,197)
Put option liabilities in convertible bonds issued					(3,790,737)			3,790,737		-
Interest	-	-	-	-	1,508,421	-	-	-	-	1,508,421
Disposal of plant and equipment	(6,689,290)	-	(966,747)	-	-	-	(925,042)	-	-	(8,581,079)
Foreign exchange movement	(15,395)	-	51,447	(50,114)	(434,735)	247,296	77,286	-	-	(124,215)
Ending balance as at 31 December 2020	237,674	211,567	-	532,718	2,196,049	-	-	1,478,540	13,187,968	17,844,516

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Obligation under finance lease	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as at 1 January 2019	2,130,368	-	814,365	172,773	-	3,280,744	1,163,778	126,095	7,688,123

Cash flows from financing activities	3,954,640	2,610,091	90,049	501,343	-	-	(573,010)	-	6,583,113
Non-cash movement:
Unpaid interest	-	-	-	-	-	1,107,310	109,027	-	1,216,337
Interest	-	-	-	(96,965)	-	-	648	-	(96,317)
Inception of lease	-	-	-	-	-	-	458,990		458,990
Fair value change	-	-	-	-	-	-	-	(127,551)	(127,551)
Disposal of plant and equipment	-	(848,782)	-	-	-	-	-		(848,782)
Foreign exchange movement	16,842	-	10,886	5,681	-	32,845	9,174	1,456	76,884

Ending balance as at 31 December 2019	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	14,950,797

	Amounts due to related companies	Bank borrowings, net	Amount due to holding company	Lease liabilities	Convertible bonds by a subsidiary	Derivative embedded in the convertible bonds issued	Issue of shares of subsidiaries	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Beginning balance as at 1 January 2018	33,353	819,450	15,268,241	67,472	-	-	-	16,188,516

Cash flows from financing activities	1,806,044	(95,570)	(4,782,610)	(10,180)	3,769,470	-	7,951,428	8,638,582
Non-cash movement:
Issue share for debt	-	-	(8,000,000)	-	-	-	-	(8,000,000)
Debt assignment	-	-	(3,562,962)	-	-	-	-	(3,562,962)
Other reserves	-	-	-	-	(535,948)	-	(3,915,161)	(4,451,109)
Non-controlling interest	-	-	-	-	-	-	(4,036,267)	(4,036,267)
Unpaid interest	-	-	-	-	536,216	-	-	536,216
Put option liabilities in convertible bonds issued	-	-	-	-	(772,112)	772,112	-	-
Fair value change	-	-	-	-	-	(709,543)	-	(709,543)
Other changes	175,975	-	-	-	-		-	175,975
Foreign exchange movement	114,996	90,485	1,250,104	-	283,118	63,526	-	1,802,229

Ending balance as at 31 December 2018	2,130,368	814,365	172,773	57,292	3,280,744	126,095	-	6,581,637

NOTE 33. CASH FLOW INFORMATION (Continued)

(b)	Net cash inflows / (outflows) from changes in working capital

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Cash flows from changes in working capital
(Increase) / Decrease in assets:
Trade and other receivables	(1,016,464)	(137,579)	(1,526,651)
Inventories	142,608	405,891	(151,883)
Other assets	(1,659,728)	(361,676)	(400,034)
Increase / (Decrease) in liabilities:	-
Trade and other liabilities	347,308	1,876,414	488,490
Provisions	-	-	29
Obligations under finance lease	-	-	(6,115)
Net cash (outflows)/ inflows from changes in working capital	(2,186,276)	1,783,050	(1,596,164)

NOTE 34. KEY MANAGEMENT PERSONNEL DISCLOSURES (UNAUDITED)

(a)	Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Short-term employee benefits	1,586,604	1,645,794	673,284
Post-employment benefits	5,124	7,703	10,794
Total	1,591,728	1,653,497	684,078

During the year 2020, included in short term benefits for directors and officers included payments of A$1,329,814 (US$920,004) to a service company owned by the CFO for the provision of Chief Executive Officer and Chief Financial Officer services during the period. In addition, the Company paid A$40,000 to BDO Administration (SA) Pty Ltd where Company's former interim CFO and Company Secretary is a director.

(b)	Loans to Key Management Personnel and their related parties

Save as disclosed in Note 32(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 12, 17, 20 and 32.

(c)	Share Options – number of share options held by management

There were no share options held outstanding held by the management.

NOTE 35. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company
	December 31, 2020 A$	December 31, 2019 A$	December 31, 2018 A$
Loss after income tax	2,097,600	1,635,241	3,926,487
Other comprehensive income	-	-	-
Total comprehensive loss	2,097,600	1,635,241	3,926,487

Statement of Financial Position

	Company
	December 31, 2020	December 31, 2019
	A$	A$
Total non-current assets	2,382	3
Total current assets	28,456,242	12,521,701
Total assets	28,458,624	12,521,704
Total current liabilities	5,931,676	1,085,124
Total liabilities	5,931,676	1,085,124
Total assets less liabilities	22,526,948	11,436,580

Equity
Issued capital	32,089,997	18,902,029
Accumulated losses	(9,563,049)	(7,465,449)
Total equity	22,526,948	11,436,580

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guarantee debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2020 and December 31, 2019.

Capital commitments – plant and equipment

The parent entity has no capital commitments for plant and equipment as at December 31, 2020 and December 31, 2019.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity,

-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 36. PRIOR YEAR RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform with the current year's presentation of the consolidated financial statements.

NOTE 37. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since December 31, 2020, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

(i)	On January 15, 2021, the Company entered into two convertible debt agreements with a director and an officer of the Company to issue up to 401,939 shares in the Company at a price of US$3.61 for a total debt of US$1,451,000 (approximately A$1,878,800) subject to shareholders approval.

(ii)	As announced in the Form 6K on February 1, 2021, on January 28, 2021, the Company entered into a into a conditional sale and purchase agreement ("Koala Agreement") to acquire 70% equity interests in Shenzhen Koala Wisdom Fire Engineering Co., Ltd. ("Shenzhen Koala"). Pursuant to the agreement, the vendors will sign up contracts for deployment of IoT Detection System of not less than RMB200,000 within 60 days from the date of the Agreement. IMTE shall purchase 70% equity interests in Shenzhen Koala for US$40,000 ("Initial Consideration") by the issuance of a total of 10,000 shares in the Company. The Company shall also pay a deferred consideration of the profits less the Initial Consideration. The deferred consideration shall be paid by the issuance of shares in the Company (to a maximum number of shares not equal or exceeding 20% of the then issued shares of the Company) at a price equal to 85% of the prior 15 days volume weighted average price (VWAP) of the Company's share price immediately prior to the date of the parties agreeing to the Profits and such date shall not be later than March 31, 2022. Profits is defined as the profits before taxation of Shenzhen Koala for the period from the Completion Date to December 31, 2021 and excluding any relevant gross profits from uncollected sales receipts.

(iii)	As announced in the Form 6K on February 10, 2021, on February 5, 2021, the Company's wholly owned subsidiary company CIMC Marketing Pty Ltd. ("CIMC") into an Underwriting Agreement ("Agreement") with Xped Limited ("Xped"), a company listed on the Australian Securities Exchange. Pursuant to the Agreement, CIMC will underwrite for 500 million shares for any shortfall of acceptance from other shareholders ("Shortfall Shares") in Xped's rights issue announced on January 25, 2021 at the subscription price of A$0.001 per share. The total commitment by CIMC is A$500,000 or equivalent to approximately US$381,000. CIMC shall receive A$25,000 (approximately A$19,050) as an underwriter fee. As announced in the Form 6K on March 1, 2021, the Company took up the shortfall of acceptance of 500 million shares at a price of A$0.001 per share, representing approximately 15% of the total outstanding shares in Xped.

(iv)	As announced in the Form 6K on February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 shares of the Company to an investor at a price of US$4.00 per share for US$2,500,000 (approximately A$3,162,500) The Company intends to use the net cash proceeds for working capital purposes and development of existing and new businesses.

(v)	As announced in the Form 6K on March 8, 2021, on March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400 (approximately A$2,942,900). The use of the proceeds is to build out of manufacturing infrastructure and working capital.

(vi)

As announced in the Form 6K on March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 ordinary shares of, no par value, of the Company ("Ordinary Shares") to an accredited investor ("Investor") at a price of US$6.50 per share (the "Cash Offering"). The Cash Offering is for US$4,602,000 and will generate net cash proceeds of approximately US$4,577,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for developing its current businesses, corporate expenditures and general corporate purposes.

NOTE 38. COMPANY DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
1.1(1)	Constitution of Registrant
4.1(1)	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMTE dated May 14, 2015
4.2(2)	Subscription agreement between Marvel Digital Limited and E-Tech Electronics Limited, Deed of Guarantee between IMTE and E-Tech Electronics Limited, and Put option between IMTE and E-Tech Electronics Limited. All 3 agreements are dated January 3, 2018
4.3(3)	Subscription agreement between IMTE and Marvel Finance Limited dated October 13, 2018
4.4(3)	Distribution agreement between IMTE and Teko International Limited dated April 29, 2019
4.5(4)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.6(5)	Securities Purchase Agreement for the sale of Shares and Warrants to Ionic Ventures, LLC dated February 20, 2020
4.7(6)	Directors agreement between IMTE and Con Unerkov dated January 7, 2019
4.8(6)	Directors agreement between IMTE and Uwe von Parpart dated November 15, 2019
4.9(6)	Directors agreement between IMTE and Dr Heming Cui dated June 12, 2020
4.10(6)	Service agreement for Cecil Ho, between IMTE and Asset Union Limited dated March 19, 2019
4.11(6)	Agreement for Sale of 95% Issued Shares of Marvel Digital Limited dated May 11, 2020
4.12(7)	Debt Conversion Agreement between IMTE and CIMB Limited dated July 25, 2020
4.13(7)	Convertible Note Purchase Agreement between IMTE and CIMB Limited dated July 25, 2020
4.14(8)	Placement Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.15(8)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.16(8)	Sale and Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.17(8)	Sale and Purchase Agreement between IMTE and Teko International Limited dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.18(9)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated November 27, 2020
4.19(10)	IMTE's Employee Share Option Plan ("ESOP")
4.20(10)	Placement Agreement between IMTE and IPO Solutions Limited dated December 21, 2020
4.21(10)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.22(10)	Equipment Purchase and Sale Agreement between IMTE, RE&I International Limited and Zhenjiang Nextek Glass Film Limited dated December 21, 2020
4.23(10)	Subscription Agreement between IMTE, Joinstar International Limited and Greifenberg Capital Limited dated December 21, 2020
4.24(10)	Assignment and Assumption of Contracts and Contract Rights between Sunup Holdings Limited and SWIS Co., Ltd dated December 21, 2020
4.25(11)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated February 22, 2021
4.26(12)	Securities Purchase Agreement between IMTE and accredited investor dated on March 23, 2021
4.27*	Director's agreement between IMTE and Mr. Luis Puyat dated January 15, 2021
4.28*	Director's agreement between IMTE and Ms. Jannu Binti Babjan dated April 28, 2021
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Public Accounting Firm for the 2020, 2019 and 2018 Financial Statements

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 3, 2018.
(3)	Incorporated by reference on Form 20-F filed on May 15, 2019.
(4)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.
(5)	Incorporated by reference on Form 6-K filed on February 24, 2020.
(6)	Incorporated by reference on Form 20-F filed on June 16, 2020.
(7)	Incorporated by reference on Form 6-K filed on July 29, 2020.
(8)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(9)	Incorporated by reference on Form 6-K filed on December 2, 2020.
(10)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(11)	Incorporated by reference on Form 6-K filed on February 22, 2021.
(12)	Incorporated by reference on Form 6-K filed on March 23, 2021.

*	Filed with this annual report on Form 20-F.

67

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Con Unerkov
By: Con Unerkov Title: Executive Chairman and Chief Executive Officer

Date: April 30, 2021

68