Form 20-F
period 2021-12-31
Integrated Media Technology Ltd
filed 2022-04-28
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Phone: +61 8 8233 0881    E: corporate@imtechltd.com

(Address of principal executive offices)

Xiaodong Zhang, Executive Director and Chief Executive Officer

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone: +61 8 8233 0881    E: corporate@imtechltd.com

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

The number of ordinary shares, as of April 19, 2022 is 14,753,331

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
☐  Yes     ☒  No

i

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. As used in this annual report, the terms "we," "us," "our", "IMTE", and the "Company" mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated. In this annual report on Form 20-F references to:

●	"Australia" are to the Commonwealth of Australia;
●	"Australian dollars" or "A$" are to the currency of Commonwealth of Australia;
●	"China" or the "PRC" are to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	"the Group" or "Group" refers to Integrated Media Technology Limited and its subsidiaries;
●	"Hong Kong dollar" are to the official currency of Hong Kong;
●	"Korea" or "South Korea" are to Republic of Korea;
●	"NASDAQ" are to the NASDAQ Stock Market;
●	"SEC" means the United States Securities and Exchange Commission;
●	"shares", "Shares" or "Ordinary Shares" are to the ordinary shares of the Company, no par value;
●	"U.S. dollars" or "US$" are to the currency of the United States of America;
●	"Won" are to the legal currency of South Korea;
●	"Hong Kong" are to the Hong Kong Special Administrative Region;
●	"RMB" and "Renminbi" are to the legal currency of China.

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

1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.       [Reserved]

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

2

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

General Risks

The recurrence of the coronavirus disease ("COVID-19"), or similar adverse public health developments in Korea, China and Hong Kong, may materially and adversely affect our business and operating results.

The COVID-19 is currently impacting countries, communities, supply chains and markets globally. The outbreak of COVID-19 in Korea, China and Hong Kong has resulted and may continue to result in increased travel restrictions, border control, and shutdown of businesses, which may cause slower recovery of the global economies. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 affects our workforce and supplier's workforce, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread COVID-19 in the countries we operate and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient. In most respects it is still early in the pandemic to be able to quantify all the ramifications.

Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia's full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

●	credit and capital market disruptions;
●	significant volatility in commodity prices (such as grains, fertilizer inputs and oil and gas);
●	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);
●	increased costs of resources (such as energy, natural gas and coal) for our operations;
●	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market;
●	potential appreciation of the U.S. dollar;
●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and
●	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers.

3

Additionally, Russia's prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets.

The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, while we currently have no exposure to Russia and Ukraine, current and future measures could significantly and adversely affect our business, financial condition and results of operations, including, for example, increase in costs of exporting to Europe for our halal products, potential sanctions in the marketing of our products to Russia and threats to the safety of our employees in locations close to the conflict. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are continuing to monitor the situation in Russia, Ukraine and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

Risks Related to Our Business

We have a history of operating losses and may not achieve profitability in the future.

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2021, we had an accumulated deficit of A$37,169,358. For the year ended December 31, 2021 we recorded loss of of A$6,585,626 which was mainly resulted from the decline in sales of our 3D display products due to the worldwide pandemic. Our 3D display sales are targeted to consumer and the advertising sectors, both of which have been adversely effected by the pandemic. The Company could not sell its 3D products and services on a consistent basis through distribution channels to commercial and consumer sectors to increase revenue. Therefore, the Company has been broadening its revenue base by expanding its business to electronic glass, nano-coated plate air filters and air purifier products, halal certification and sale of halal products, and the operation of a digital asset exchange. At the end of 2021, the Company stopped the sale of its 3D display products to curtail its overhead costs due to the prolonged pandemic outlook. In addition, the Company will continue to try to increase sales in other products, and reduce its operating overhead to return to profitability. There is no certainty that we can solve these issues facing the Company.

If we fail to achieve profitability, or if we are unable to fund our continuing operations, our business will be harmed, and the holders of our Ordinary Shares could lose all or part of their investment. There is a substantial risk that we may not be able to fund the new businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, and operating of a digital assets exchange. We will rely on halal certification and sale of halal food, operating the digital assets exchange, sale of switchable glass, and nano-coated plate filters, to generate revenues in the future. It is possible that none of them will be successfully commercialized which would prevent us from achieving and maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business.

We are just starting our new businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, and operating of a digital assets exchange ("New Businesses"). Our limited operating history in these New Businesses makes it difficult for potential investors to evaluate our New Businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our New Businesses may face delays in sales and financing from suppliers due to our new entry into the market of our products or services which may face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions on our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our New Businesses is dependent upon the implementation of our business plan for each business segment, as well as the ability to access continuous innovation in our products and improve our services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

4

We may incur significant delays and/or expenses relating to the COVID-19 outbreak in Korea, China and Hong Kong.

Beginning in late 2019, COVID-19 was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This has prompted government-imposed quarantines, closures of certain travel and businesses. In February 2022, the Company temporarily shut down its Hong Kong office for a few weeks due to a staff family member contracting the virus. In addition, from March 2022 the borders between Hong Kong and Shenzhen, China has been severely restricted making travel between Hong Kong and mainland China prohibitively difficult. In April 2022, the restriction in travel and the border situation have somewhat eased. In 2022, our offices have generally been open but some of our staff have been working remotely from home. This has delayed in delivery of products to our factory, interruption of the supply chain, and the effects of the increase in logistic costs for shipping goods. Our sales activities have been severely affected by the pandemic due to travel restrictions in Hong Kong and China. It is presently unknown whether and to what extent the Company's sales pipeline may be affected if the pandemic persists for an extended time. The Company will likely incur significant losses as most of our sales are expected to be derived from selling our electronic glass, air filters and air purifiers, and halal products - all requiring close interaction with our sales distributors and customers as our products and services are new to the markets. This restriction in travel could have a material adverse impact on our business, operating results, and financial condition.

We will require additional financing in the future to sufficiently fund our operations.

We had incurred a significant loss in for the past 3 years from 2019 to 2021, and we may incur losses in the future as we continue to develop our businesses in new businesses in nano-coated plat filters, the lamination operation for switchable glass, halal certification and sale of halal products and operating of a digital assets exchange. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the timing, costs and results of commercialization of our products; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the development of our businesses including the capital-intensive lamination operation for our switchable glass operation, we will require additional funds to achieve our long-term goals of commercialization. In addition, we will require funds to defend our intellectual property rights, outsource manufacturing capacity, develop marketing and sales capability and fund operating expenses for all our products. We intend to seek such additional funding through public or private financings and or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or sell or cease our operations, which would harm our business, financial conditions, and results of operations.

We have limited cash resources and if we cannot raise additional funds or generate more revenues, we will not be able to pay our vendors and will probably not be able to continue as a going concern.

We will need to raise additional funds to pay outstanding debts, purchase of lamination equipment, vendor invoices and execute our business plan. Our future cash flows depend on our ability to enter into, and be paid under, contracts with our distributors for the sale of halal products, switchable glass and the nano-coated plate filters and air purifiers. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments will be dilutive to existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets and the fact that we have incurred a substantial loss in the past few years which could impact the availability or cost of future financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations, we may be required to sell or cease operations.

Our limited operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses.

We have a limited operating history on which to base an evaluation of our business and prospects, especially since our businesses are newly established. Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our prospects must be considered in light of inherent risks, expenses, and difficulties encountered by companies in their early stages of development, particularly in new and evolving markets.

5

Some of the other risks and uncertainties of our business relate to our ability to:

- offer innovative products and services across our businesses to attract and retain customer base;

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

Our business may not be successful if we are unable to successfully operate and integrate the businesses we acquire such as the nano-coated plate filter business. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such business, or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

We face significant competition and may suffer from a loss of customers as a result.

We expect to face significant competition in our nano-coated plate filter, switchable glass, halal products and digital assets marketplace businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we have. They may also have longer operating histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Exchange rate fluctuations will continue to affect our reported results of operations.

The functional currency of each of our Group's entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Korea, China and Hong Kong, the functional currency for the companies operating in these territories will have a functional currency of South Korea won, Chinese Renminbi and Hong Kong dollars, respectively. Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Korea, Chinese Renminbi and Hong Kong dollars. Movement in currency exchange rates will also affect cash denominated in U.S. dollars and Australian dollars and therefore will affect our reported results of operations.

We have limited manufacturing experience with our production candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations.

We have limited manufacturing experience. We manufacture nano-coated plate filters. In the second half of 2022, we expect to operate the lamination lines for the switchable glass, but we may not have the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to financing required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors.

We are a small company and we rely on a variety of contractors to manufacture our air filters and air purifier products. Adverse events that affect one or more of our contractors could adversely affect us. For example:

●	a contractor is unable to retain key staff that have been working on our manufacturing orders;
●	a contractor produces substandard products that are unacceptable to us;
●	a contractor is unable to sustain operations due to financial or other business issues;
●	a contractor loses its business permits or licenses that may be required to manufacture our products; or
●	errors, negligence or misconduct that occur within a contractor may adversely affect our business concerns although we may not be directly responsible.
6

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our nano-coated plate filter and halal products is entering into partnerships and strategic alliances with other distribution companies or other industry participants to advance our distribution capabilities and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently parties to any collaborative arrangements or strategic alliances that we believe are material to our business. In the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our nano-coated plate filter and halal products. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant products, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

●	we may not be able to control the amount and timing of resources that our strategic partners/collaborators may devote to our products;
●	our strategic partners/collaborators may experience financial difficulties;
●	we may be required to relinquish important rights such as marketing and distribution rights;
●	business combinations or significant changes in a collaborator's business strategy may also adversely affect a collaborator's willingness or ability to complete its obligations under any arrangement;
●	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and
●	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

We may face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.

Technology and service companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for electronics technologies, including seeking patent protections. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in the United States, China, Hong Kong and elsewhere in Asia for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operations of our businesses. If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

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

If we fail to attract customers for our nano-coat plated filter, switchable glass products, halal products and services, and digital asset marketplace, our growth prospects could be seriously harmed.

Our distributors will not work with us if our products and services offerings do not sell well or do not have adequate sales margin for their sales channels. In addition, our customers will not maintain their business relationships with us if we cannot secure attractive competitive products and service offerings. Failure to retain customers, distributors or channel partners could seriously harm our business and growth prospects.

Because we primarily rely on distributors in distributing our halal products, nano-coated plate filter products and switchable glass products, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

We mainly rely on distributors to sell our halal products, nano-coated plate filter products and switchable glass products. If our distributors do not provide quality services to its customers, they may lose customers and our results of operations may be materially and adversely affected indirectly. There is no assurance that we can maintain favorable relationships with our current distributors. Our distribution arrangements will be non-exclusive. Furthermore, some of our potential distributors may have contracts with our competitors or potential competitors and may not sign distribution agreements with us. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We operate in a capital-intensive industry and require a significant amount of cash to fund our lamination operations and to manufacture our electronic glass. If we fail to obtain sufficient capital to fund our lamination equipment and operations, our business, financial condition and future prospects may be materially and adversely affected.

The operation of manufacturing electronic glass requires significant and continuous investment in equipment. Manufacturing the electronic glass is costly due to the need to build up inventory for large construction projects which typically requires the glass to be installed at the final stage of construction. The ability and possibly the need to fund this working capital requirement may determine the ability to win contracts. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

We are subject to payment processing risk.

Our marketplace and e-commerce customers pay for their services using a variety of different online payment methods. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenues, operating expenses and results of operations could be adversely impacted.

Security breaches and attacks against our internal systems and network, and any potential resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed resources to develop security measures against unauthorized access to our systems and networks, our cybersecurity measures may not successfully detect or prevent all unauthorized attempts to access the data on our network or compromise and disable our systems. Unauthorized access to our network and systems may result in the misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from user dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Disruption or failure of our IT systems could impair our users' online experience and adversely affect our reputation.

Our ability to provide users with a high-quality online experience on our marketplace and e-commerce platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to our users.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users' experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to produce video content or provide products and services on our e-commerce platform.

Our business operations could be disrupted if any of our employees are suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since we could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, financial condition or results of operations could be materially and adversely affected to the extent that any of these epidemics harms the global economy in general.

Our failure to protect our intellectual property rights could have a negative impact on our business.

We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trade names or trademarks could diminish the value of our brand and our market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in Malaysia, China and other countries are uncertain and evolving, and could involve substantial risks to us. To our knowledge, the relevant authorities in China historically have not protected intellectual property rights to the same extent as the United States. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brands, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

The creation of non-fungible token ("NFT") marketplace is dependent on our ability to develop an acceptable blockchain.

Our ability to create NFTs that can be minted, accepted and transferred is dependent on our ability to develop an accepted and secured blockchain. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create a marketplace where our users can trade, purchase and sell their NFTs.

We do not have any access or working relationship with metaverse universe platform and no assurance can be given that we will have a third party metaverse platform that will be accepted by our users or generate sufficient interest.

We do not have a metaverse platform to feature our NFT. It is our intent that we will cooperate with a metaverse platform featuring a virtual world containing immersive experiences in social networking, gaming and NFT, boasting a wide range of "online + offline" and "virtual + reality" scenarios to promote the development of new content by creators and owners of NFT.

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent. Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If no market develops for NFTs in the future, it may be difficult or impossible for us to develop and maintain a marketplace where our users can trade, purchase and sell their NFTs.

The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our NFT marketplace platform.

The growth of the blockchain industry is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the blockchain and NFT industry include, without limitation:

●	Worldwide growth in the adoption and use of NFTs and other blockchain technologies;

●	government and quasi-government regulation of NFTs and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets, including new means of using government-backed currencies or existing networks;

●	the extent to which current interest in NFTs represents a speculative "bubble";

●	general economic conditions in the United States and the world;

●	the regulatory environment relating to NFTs and blockchains; and

●	a decline in the popularity or acceptance of NFTs or other digital assets.

The NFT industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of NFTs.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks or blockchain assets may adversely impact the value of NFTs. The value of specific NFTs relies on the development, general acceptance and adoption and usage of the applicable blockchain network which depends on ability to readily access the applicable network.

The prices of digital assets are extremely volatile.

Decreases in the price of even a single other digital asset may cause volatility in the entire digital asset industry and may affect the value of other digital assets.  For example, a security breach or any other incident or set of circumstances that affects purchaser or user confidence in a well-known digital asset may affect the industry as a whole and may also cause the price of other digital assets, including NFTs, to fluctuate.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our growth largely depends on our ability to innovate and add value to our existing creative platform and to provide our customers and contributors with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. We will continually make investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems in order to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, our business and results of operations may be adversely affected.

The value of NFT is uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online "collectibles," similar to physical rare collectible items, such as trading cards or art pieces. Like real world collectibles, the value of NFTs may be prone to "boom and bust" cycles as popularity increases and subsequently subsides. If any of these bust cycles were to occur, it could adversely affect the value of certain of our future strategies. In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets are also applicable to NFTs, which will subject us to general digital assets risks as described elsewhere in these risk factors.

A particular digital asset's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a "security" under applicable laws.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a "broker" or "dealer." Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If the SEC, foreign regulatory authority, or a court were to determine that a supported digital asset offered, sold, or traded by one of our customers on a platform provided by us is a security, our customer would not be able to offer such asset for trading until it was able to do so in a compliant manner, which would require significant expenditures by the customer. In addition, we or our customer could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm which could negatively impact our business, operating results, and financial condition.

As a branded goods business, our success depends on the value and relevance of our brand and products to consumers and on our ability to innovate and remain competitive.

For halal products, consumer tastes, preferences and behaviors are constantly changing and our ability to anticipate and respond to these changes and to continue to maintain loyalty to the halal products we distribute is vital to our business. If we are unable to innovate effectively, our sales or margins could be materially adversely affected.

The successful introduction of innovative products and packaging on a periodic basis has become increasingly important to our ability to maintain and grow our sales in halal products. Accordingly, the continued acceptance of our products and the future degree of market acceptance of any of products, which may be accompanied by significant promotional expenditures, is likely to have an important impact on our future financial results.

We may not be able to compete effectively in the highly competitive halal food markets.

The halal food markets are highly competitive. In addition, many of our principal competitors are large, diversified companies with resources significantly greater than ours. We expect strong competition to continue, including competition for adequate distribution and competition for the limited shelf space for the halal categories in supermarkets and other retail food outlets. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Our ability to grow our revenue could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain pricing advantages over competitive products.

From time to time, our customers experience price pressure in some of our markets as a result of competitors' promotional pricing practices as well as general market conditions. Our failure to match or exceed our competitors' cost reductions through innovative products and other improvements could weaken our competitive position. Competition is based on product quality, reliability, food safety, distribution effectiveness, brand loyalty, price, effective promotional activities, the ability to identify and satisfy emerging consumer preferences and the ability to provide ancillary support services. We may not be able to compete effectively with these larger, more diversified companies.

A material change in consumer demand for our halal products could have a significant impact on our business.

For our halal business we rely on continued demands from consumers for our products. To achieve business goals, we must develop and sell halal products that appeal to consumers. If demand and growth rates fall substantially below expected levels, our results could be negatively impacted. This could occur due to unforeseen negative economic or political events or to changes in consumer trends and habits.

Economic conditions adversely affecting consumer discretionary spending may negatively impact our business and operating results.

We believe that our halal products revenues and profitability are strongly correlated to consumer spending habits, which is influenced by general economic conditions, unemployment levels, and the availability of discretionary income. In an economic downturn or in the event of the continued spread of COVID-19, our business and results of operations could be materially and adversely affected.

The recent global economic and financial market crisis due to COVID-19 has had and may continue to have a negative effect on our business and results of operations.

Global economic conditions as a result of COVID-19 have had a negative effect on our business and results of operations as the economic activity in China and throughout much of the world has also undergone an economic downturn. As a result, the global credit and liquidity have tightened in much of the world, some of our potential customers in Korea, China and Hong Kong may face business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective in alleviating the global economic declines due to the COVID-19 pandemic. It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant effect on our business and results of operations.

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

We are exposed to risks associated with the weakening global economy as a result of COVID-19, which increase the uncertainty of consumers purchasing products and/or services.

The recent severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy due to COVID-19 pandemic are contributing to a decrease in spending by consumers. If these economic conditions are prolonged or deteriorate further, as a result of COVID-19, the market for our products and services will decrease accordingly.

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

Our Company's business faces inherent risk in the switchable glass and halal products and services.

Our Company's business is subject to certain risks inherent in the switchable glass and halal products and services. Our Company's revenue and operating results could be adversely affect by many factors which include, amongst others, changes in general economic, business and credit conditions, fluctuation in foreign exchange rates, changes in demand for and market acceptance of our products and services, our ability to introduce new products and services and enhancements in a timely manner, rapid technological changes, increase in operating expenses, lower profit margins due to pricing competition and delay in expansion plans.

Our Company seeks to limit these business risks through, inter-alia prudent management policies, keeping abreast with new developments and technologies in the relevant industries and maintaining good relationship with customers and suppliers. However, there can be no assurance that any changes in these factors will not have any material adverse effect on our Company's business.

Our Company's business faces competitions from local and foreign competitors.

Our Company faces competitions from both local and foreign competitors which offer similar products that of our Company offerings. Increased competitions could result in competitive pricing resulting in lower profit margins. However, our Company believes that we have several competitive edges over our competitors; including amongst others, better quality products, and technological expertise.

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

We rely on complex machinery for production of our products, and we may experience unexpected malfunctions from time to time requiring repairs and spare parts to fix the equipment. The availability of spare parts may not be available when needed. Unexpected malfunctions of our lamination and nano-coated plate filter equipment ("Manufacturing Equipment") may significantly affect our operational efficiency and production. In addition, the operational performance and costs associated with the Manufacturing Equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary equipment components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition, or prospects.

Disaster events may disrupt our business.

Unforeseen events, or the prospect of such events, including public health issues including health epidemics or pandemics, war and terrorism and other international conflicts, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in Asia or elsewhere, could disrupt our operations, disrupt the operations of suppliers or business customers or result in political or economic instability. These types of events outside of our control could adversely affect our operating results. We cannot assure that any backup systems will be adequate to protect it from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to manufacture products and provide services. These events could reduce demand for our products and services, make it difficult or impossible to receive equipment from suppliers or impair our ability to deliver products and services to business customers on a timely basis. Any such disruption could damage our reputation and cause business customer attrition. We could be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not cover a particular event at all or be sufficient to fully cover our losses.

Risk Factors Relating to Quality of Products

If our products fail to perform as expected, our ability to develop, market and sell our products and services could be harmed.

If our products of nano-coated plate filters or our lamination glass products to be manufactured in the second half of 2022 contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of its products take longer than expected to become enabled or are legally restricted, our ability to develop, sell, and service its products could be harmed. Although we will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. While we will perform extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to our customers.

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

We may need to defend ourselves against and may face liability in respect of claims for infringing, misappropriating or otherwise violating the intellectual property rights of others, which may be time-consuming and could cause us to incur substantial costs and/or materially impact our ability to operate.

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

We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. Companies holding patents or other intellectual property rights relating to switchable glass or nano-coated plating technologies may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services it offers, to pay substantial damages and/or license royalties, obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, to redesign its products and services, and/or to establish and maintain alternative branding for its products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

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

Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages (including, for example, treble damages if we are found to have wilfully infringed patents and increased statutory damages if we are found to have wilfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party's rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of own confidential information could be compromised by the discovery process. Although claims of this kind have not materially affected our business to date, there can be no assurance material claims will not arise in the future.

Our switchable glass products must comply with local building codes and ordinances, and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.

Our switchable glass product must comply with local building codes and ordinances. Building codes may also affect the products our customers are allowed to use, and, consequently, changes in building codes may also affect the sale of our products. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect its ability to market and sell our products. If our products do not adequately or quickly adapt to building standards, we may lose market share to competitors, which would adversely affect our business, results of operation, financial condition, and cash flows. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.

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

Although our switchable glass and nano-coated plate filter products are designed and produced to be safe, product liability claims, even those without merit, could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our products do not perform or are claimed to not have performed as expected. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and could have a material adverse effect on our business, prospects and operating results.

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

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronics industries. To date, we have not been involved in any such third-party claims and we are not aware that our products (digital asset trading platform, ecommerce platform for halal products, nano-coated plate filters and air purifiers, and switchable glass) infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

●	prohibited from selling or licensing any products or digital asset trading or ecommerce platforms that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

●	required to expend considerable amounts of money in defending the claim;

●	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

●	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

●	required to pay substantial monetary damages.

Future sales of our products may suffer if they are not accepted in the marketplace by consumers and customers.

There is a risk that our products (halal products, nano-coated plate filters and air purifier products, and switchable glass) may not gain market acceptance by consumers and customers. The degree of market acceptance of any of our products will depend on a variety of factors, including:

●	timing of market introduction; and

●	price and product feature compared to existing and new products.

We may be exposed to product liability claims which could harm our business.

The marketing and sale of consumer and electronic products entails an inherent risk of product liability. We face product liability exposure related to our products. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products;

●	injury to our reputation;

●	costs of related litigation;

●	substantial monetary awards to customers and others;

●	loss of revenues; and

●	the inability to commercialize our other products.

If there is a claim made against us or some other problems that is attributable to our products, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidates. We may incur substantial liabilities or be required to limit development or commercialization of our product candidates if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. We have no insurance coverage and even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our other products may be delayed or severely compromised.

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

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Korea won, United States dollars, Hong Kong dollars and Renminbi. In the past year, the Australian dollars, our reporting currency, has, as a general trend, appreciated against the U.S. currency. We cannot anticipate whether this trend will continue in respect of the U.S. dollars. The exchange rates of the Australian dollar to the Korea won, Hong Kong and the Chinese Renminbi have also fluctuated over the same period. In circumstances where the Australian dollar appreciates against either or both of the U.S. dollar, Korea won, Hong Kong dollar or Chinese Renminbi, this may have a positive effect on our costs incurred in either the U.S. or Korea won or Hong Kong or China (as applicable) but may have a negative effect on any revenues which we source from the U.S. or South Korea or Hong Kong or China (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct operations in South Korea, Hong Kong and China, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In 2021, we have been affected negatively on foreign exchange losses as a result of currency fluctuations.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person's or someone else's voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and the Company's Constitution (the "Constitution") and differ from the rights of shareholders under U.S. law. Holders of our Ordinary Shares may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our Ordinary Shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Holders of our Ordinary Shares may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

●	that it did not have jurisdiction; and/or

●	that it was not an appropriate forum for such proceedings; and/or

●	that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our Ordinary Shares and us or our directors and officers; and/or

●	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

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

Some of our non-cash assets are located in, and some of our revenue is sourced from China. The growth of our switchable glass businesses will be derived from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

China is facing a continued slowdown in economic growth. China's annual gross domestic product growth rate 2021 was 8.1% compared to 2020 was 2.3% , 6.1% in 2019, and 6.7% in 2018. This slowdown could cause a slowdown or decline in investment in electronic switchable glass, which may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating Korea and China companies for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the parent company, service any debt we may incur and pay our operating expenses. If these China subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws, rules and regulations permit payments of dividends by our China subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations.

Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our China subsidiaries to obtain debt or equity financing from financial institutions or investors outside China, including us.

A significant portion of our future operating revenues may be denominated in Renminbi, Hong Kong dollars and United Sates dollars. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, each of our China subsidiaries may purchase foreign exchange for settlement of "current account transactions," including purchase of imported components i.e. display chips and payment of dividends to the overseas parent company, without the approval of the State Administration of Foreign Exchange (the "SAFE") by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will likely be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase for example computer display chips from suppliers outside China or fund our business activities outside China denominated in foreign currencies or pay dividends in foreign currencies to our overseas parent company.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant Chinese government authorities. In particular, any loans to our China subsidiaries are subject to China regulations and approvals. For example, loans by us to Smart (Zhenjiang) Intelligent Technology Limited ("Smartglass Zhenjiang"), a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

This could affect the ability of Smartglass Zhenjiang to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

Regulations and policies may be altered or other new regulations and policies may be implemented by the Chinese government from time to time which may have direct or indirect impact to our business operations. Some examples of such regulations and policies are:

●	media broadcast regulations over the Internet;

●	foreign media to be distributed in China;
18

●	operating permit for mobile sales and distribution;

●	copyrighted digital media regulations;

●	educational and cultural materials to be sold, distributed, created or transacted in China by foreign investment entities; and

●	foreign investment entities to operate business in the educational and media industries.

These are only some of the examples that may have indirect impacts to our business. Change of government officials may also affect changes in regulations and policies, especially within local government. These changes may have impacts to the operating strategies or financial performance of the Company.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of businesses create considerable uncertainty.

We are no longer conducting research and development in our products. However, our competitors and other experts in nano-coated plate air filters are continuously and extensively conducting research in the relevant technologies. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our products uncompetitive or obsolete.

If we are unable to keep pace with technological change or with the advances of our competitors our products may become non-competitive.

The nano-coating technologies we use in our products are subject to rapid and significant technological change. Our competitors in Hong Kong, China, Korea and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective, or which would render the technology in our products such as nano-coated products, obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience in marketing, sales and commercializing new technologies of new or improved display products and nano-plated filter products.

Our nano-coated plate filter's manufacturing technology is from a third party, and to the extent that the equipment manufacturer will be able to continuously develop and upgrade the nano-coated plate filter technology to keep our nano-coated plate products competitive will determine the success of our business. If our equipment manufacturer is not able to innovate their technology to match our competitors' technology development, then there is a risk that our nano-coated products will become uncompetitive in the market place which may have an adverse effect in our nano-coated plate business, financial condition and results of operations.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend in large part on whether we can:

●	Obtain and maintain patents to protect our own products;

●	Obtain licenses to relevant patented technologies of third parties;

●	Operate without infringing on the proprietary rights of third parties; and

●	Protect our trade secrets and know-how.

Patent matters in industrial and consumer electronics are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of the products we use outside Hong Kong or China or prevent us from obtaining patent protection outside Hong Kong or China, either of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, since patent applications in Hong Kong or China are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on several factors that may vary amongst jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

While we intend to seek patent protection for some of our filter products and technologies that we use which carried forward prior to the disposal of our R&D unit, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed by us previously or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

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

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case, we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition,courts outside the United States and Australia may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

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

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2021, our Ordinary Shares traded on the NASDAQ at below of US$5.00 per share. The low trading price of our Ordinary Shares may adversely impact the willingness of investors to invest in our Ordinary Shares in the United States.

Our stock price may be volatile.

The market price of our Ordinary Shares is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;
●	our ability to work through a health crisis or pandemic;
●	competitive pricing pressures;
●	our ability to obtain working capital financing;
●	additions or departures of key personnel;
●	limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Ordinary Shares;
●	sales of our Ordinary Shares;
●	our ability to execute our business plan;
●	operating results that fall below expectations;
●	loss of any strategic relationship;
●	regulatory developments;
●	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
●	announcements of technological innovations or new commercial products by us and our competitors;
●	regulatory actions in respect of any of our products or the products of any of our competitors;
●	determinations regarding our patent applications and those of others;
●	market conditions, including market conditions in the technology and digital media sectors;
●	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;
●	development or litigation concerning patents, licenses and other intellectual property rights;
●	litigation or public concern about the safety of our potential products;
●	changes in recommendations or earnings estimates by securities analysts;
●	deviations in our operating results from the estimates of securities analysts;
●	rumors relating to us or our competitors;
●	developments concerning current or future strategic alliances or acquisitions;
●	political, economic and other external factors such as interest rate or currency fluctuations, war; and
●	period-to-period fluctuations in our financial results.

Our Ordinary Shares are traded on NASDAQ Capital Market. However, trading volumes for our Ordinary Shares have been historically low and volatile. The limited trading market for our Ordinary Shares may cause fluctuations in the market value of our Ordinary Shares to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our Ordinary Shares ..

In addition, stock markets have recently experienced extreme price and volume fluctuations due to the effects of COVID-19. These fluctuations have especially affected the stock market price of many technology and digital media companies and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our Ordinary Shares.

We may be deemed a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our Ordinary Shares who are U.S. residents face income tax risks. There is a substantial risk that if we are deemed a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a "U.S. Holder" of our Ordinary Shares . For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

The determination of whether we are a PFIC is made on an annual basis and depends on the composition of our income and the value of our assets. Therefore, it is possible that we could be deemed a PFIC in the current year as well as in future years. If we are classified as a PFIC in any year that a U.S. Holder owns Ordinary Shares , the U.S. Holder will generally continue to be treated as holding Ordinary Shares of a PFIC in all subsequent years, notwithstanding that we are not classified as a PFIC in a subsequent year. Dividends received by the U.S. Holder and gains realized from the sale of our Ordinary Shares would be taxed as ordinary income and subject to an interest charge. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we follow certain home country corporate governance practices in lieu of instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders' meetings. In addition, we follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules. Please see "Item 6. Directors, Senior Management and Employees - C. Board Practices" for further information.

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

As a foreign private issuer, we do not have to provide the same information as an issuer of securities based in the U.S.

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

In accordance with the requirements of the Australian Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We file annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same information as would be made available to investors if we were a domestic U.S. public corporation.

We may issue additional securities in the future, which may result in dilution to our shareholders.

As of April 19, 2022 we have 14,753,331 Ordinary Shares issued and outstanding, which does not include the number of shares to be issued under a warrant that was issued in January 2022. The total amount of the warrants, if fully exercised, would raise US$8 million. The warrants are for a term of 2 years to January 2024 and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. As at the date of this report, all the warrants are outstanding. In this case, to the extent that the warrants are exercised by the warrant holders, additional Ordinary Shares will be issued and would dilute our shareholders.

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

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing shareholders. Further, any additional financing that we secure, may require the granting of rights, preferences or privileges senior to, or pari passu with, those holders of our Ordinary Shares . Any issuances by us of equity securities may be at or below the prevailing market price of our Ordinary Shares and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our Ordinary Shares to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our Ordinary Shares . The holders of any securities or instruments we may issue may have rights superior to the rights of our shareholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over our shareholders, it may negatively impact the trading price of our Ordinary Shares and you may lose all or part of your investment.

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

To date, we have not declared or paid any cash dividends on our Ordinary Shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of the board of directors of the Company (the "Board" or "Board of Directors"). Our holders of shares may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our Ordinary Shares, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased your Ordinary Shares.

We may not be able to attract the attention of major brokerage firms.

Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our Ordinary Shares. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of our Company.

Risks Related to Doing Business in China

Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our group structure and business operations.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, "foreign investment" refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as "foreign investor") within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the "negative list" for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities ("FIEs"), except for those FIEs that operate in industries deemed to be either "restricted" or "prohibited" in the "negative list". Because the "negative list" has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant Chinese governmental authorities. If a foreign investor is found to invest in any prohibited industry in the "negative list", such foreign investor could be required to cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the "negative list", the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The Chinese government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises must submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

As such, there is a risk that our electronic glass business, which is currently operated by Smartglass Zhenjiang, could be designated to on the "negative list" for special administrative measures concerning foreign investment. And if its business were to on the "negative list", we would need to seek permission and approval from the Chinese regulatory to continue to conduct our electronic glass business in the PRC. If Smartglass Zhenjiang were to be put on the "negative list" and were not successful in obtaining permission or approval, then its business could be required to close or sold, which could adversely affect our financial position and share price.

The Chinese government can exert substantial influence over the manner in which companies operate in China.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China could be undermined by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, properties and other matters. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions, and could require the Company to relinquish any interest that we hold in Chinese properties. If our PRC subsidiaries do not receive or maintain approvals, inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our PRC subsidiaries are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations on our PRC subsidiaries and the value of our shares could significantly decline or become worthless.

As such, our PRC subsidiaries could be subject to various government and regulatory oversight in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. Our PRC subsidiaries could incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

The Chinese government could intervene or influence the operations of our subsidiaries based in Hong Kong and the PRC at any time and any such intervention or influence could result in a material change in our operations and/or the value of our Ordinary Shares.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offers of securities, it is uncertain if or how the Company (which it is incorporated in Australia but most of its officers or directors are based in Hong Kong or the PRC) could be required to obtain permission from the PRC government to make an offer of securities in the future, and even if any such permission were obtained, whether it could be rescinded. Although we are currently not required to obtain permission from the PRC government or any local government to obtain such permission, our operations could be adversely affected, directly or indirectly, if we had to obtain approvals from the PRC government to offer securities. and could result in a significant decrease in the value of our Ordinary Shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security could impact our business operations and compliance status.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the "Opinions on Severely Cracking Down on Illegal Securities Activities According to Law," or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies but not Australian companies such as IMTE.

On July 10, 2021, the Cyberspace Administration of China ("CAC") issued a revised draft of the Measures for Cybersecurity Review (the "Draft Measures") for public comments, which required that, any data processing operators controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On January 4, 2022, the Measures for Cybersecurity Review (the "Measures") were published and became effective on February 15, 2022.We do not expect to be subject to cybersecurity review because: (i) our products and services are not offered directly to individual consumers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.

Although we do not believe that we will be subject to cybersecurity review as required under the Measures, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations and interpretations will be modified or promulgated, if any, and the potential impact they could have on the operations of IMTE's subsidiaries in the PRC, the ability to accept foreign investments and the convertibility of foreign exchange.

The trading of our shares could potentially be adversely impacted by the Holding Foreign Companies Accountable Act ("HFCA Act") if it is later determined that the Public Company Accounting Oversight Board (the "PCAOB") is unable to inspect or investigate our auditor because of a position taken by the Chinese government, which could cause trading in our shares to be prohibited under HFCA Act and our shares to be delisted.

On December 16, 2021, the PCAOB has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our auditor, Audit Alliance LLP, is a PCAOB-registered firm based in Singapore is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, under the HFCA Act, the PCAOB is permitted to inspect our independent public accounting firm. However, there is no guarantee that future audit reports will be prepared by auditors that are subject to complete inspection by the PCAOB and, in such event, this could result in limitations or restrictions to our access of the U.S. capital markets. Furthermore, trading in our securities could be prohibited under the HFCA Act if the SEC were to subsequently determine that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, including as a result of a position taken by an authority in China or other foreign jurisdiction that prevents the PCAOB from conducting an inspection of our auditor and, as a result, NASDAQ could determine to delist our Ordinary Shares.

In June 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years (instead of three consecutive years under current law). Furthermore, trading in our securities could be prohibited under the HFCA Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the SEC were to subsequently determine that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, including as a result of a position taken by an authority in China or other foreign jurisdiction that prevents the PCAOB from conducting an inspection of our auditor and, as a result, NASDAQ could determine to delist our Ordinary Shares.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from the offerings or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with a Chinese agency known as SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary through capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. It is possible that we may not be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise's approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiary to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For our PRC subsidiaries, we will receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China's existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

ITEM 4.	INFORMATION ON THE COMPANY

A.       History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name "China Integrated Media Corporation Limited." On October 12, 2016, we changed the name to Integrated Media Technology Limited ("IMTE"). The registered office is located at Level 7, 420 King William Street, Adelaide, SA 5000, Australia and our telephone number is +61 8 8233 0881. Our principal office is located at Suite 801, 8/F., Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong and our telephone number is +852 2989 0288. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

In 2013, IMTE was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed this focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) acquired 3D technology and audio companies (as discussed further below). However due to the capital-intensive nature of research and development and the losses incurred in 2018 and 2019, management decided in early 2020 to stop the R&D activities and focus on the sales and marketing of 3D display products. Management also decided to broaden the Company's revenue base by investing in a lamination glass project, a new nano-coated plate filter project, IoT projects, financial research, certification of halal process and trading in halal products, and setting up a marketplace to trade in digital assets. In 2021, the Company stopped the marketing and sales of 3D display products due to the adverse effect of the pandemic on the retail and advertising sectors. As a result, the Company now engages in business activities relating to the laminated switchable glass, nano-coated plate filter and air filter products, IoT products, financial research, certification of halal process and trading in halal products, and setting up and managing a marketplace to trade in digital assets.

IMTE was listed on the Australian Securities Exchange, or ASX, in February 2013.

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

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds were convertible into 75,000 Ordinary Shares of MDL ("MDL Shares") at a conversion price of HK$306.67 per share, which is equivalent to 20% of the then enlarged issued share capital of MDL.

On August 6, 2018, the Company's subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribed for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE's shareholding in MDL was decreased from 100% to 95%.

On August 8, 2018, the Company's subsidiary company, GOXD Technology Limited ("GOXD") entered into an Equity Investment Agreement where the investor purchased 20% of the enlarged issued share capital of GOXD for US$4,000,000 (approximately A$5,378,000). GOXD is a subsidiary of MDL. Upon the issuance of shares in GOXD, MDL's shareholding in GOXD was decreased from 100% to 80%.

On December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited, the then ultimate holding company, by the issuance of 708,500 shares in the Company.

In April 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company will pay 50,000 IMTE shares upon the commissioning of one lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the then CEO and CFO, respectively of IMTE, were then the directors and shareholders of Teko.

On January 3, 2020, the Convertible Bonds with MDL matured and then on January 21, 2020 the Company reached an agreement with Bondholder to repay HK$23 million (equivalent to approximately A$4.3 million) of the Convertible Bonds on the following schedule: i) HK$13 million (or about A$2.4 million) to be paid on January 17, 2020 and ii) the remaining HK$10 million (or about A$1.9 million) to be paid in equal instalments over four months. Furthermore, the interest rate is changed to 15% per annum. All of the instalment payments were made.

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement with CIMB Limited ("the CN Agreement"), an independent third party. Pursuant to CN Agreement, CIMB will purchase from the Company a 10% convertible promissory note ("the Note") in the principal amount of HK$14 million (or about A$2.6 million or about US$1.8 million) maturing in two (2) years from the date of the agreement. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00 per share, subject to adjustment, over the term of the Note. On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the CN Agreement to limit the total number of Ordinary Shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding Ordinary Shares of the Company. The supplement agreement further provides that the conversion price shall, in no event, be less than US$1.50 per share, subject to regulatory or shareholder approval. As at the date of this Annual Report, the Note was converted in January 2022 and a total of 664,871 shares were issued.

On February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company and warrants ("Warrants") to purchase up to 126,984 Ordinary Shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share to raise gross proceeds of US1 million. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and generated net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

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

On December 21, 2020, the Company entered into a subscription agreement to subscribe for up to 60% equity interest in Greifenberg Capital Limited ("Greifenberg") for a total subscription amount of US$1,200,000. The initial subscription amount was US$500,000, which the Company subscribed. The Company has the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021. The Company did not subscribe for the additional shares in Greifenberg. Greifenberg is engaged in the business of providing financial research and risk analysis on China's financial markets.

On December 21, 2020, Sunup, the Company's subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air purifiers. The contract provides for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air purifier products worldwide. The total investment cost for the product development is approximately US$728,000.

On February 5, 2021, CIMC Marketing Pty Limited ("CIMC"), a wholly owned subsidiary of the Company entered into an agreement with Xped Limited (now known as Oakridge International Limited) ("Oakridge"), a company listed on the Australian Securities Exchange. Pursuant to the agreement, CIMC agreed to purchase up to 500 million shares for any shortfall of acceptance from other shareholders ("Shortfall Shares") in Oakridge's rights issue announced on January 25, 2021 at the subscription price of A$0.001 per share. On March 1, 2021, CIMC announced that it had purchased 500 million shares at a subscription price of A$0.001 per share for a total amount of A$500,000 or equivalent to US$381,000. The 500 million shares represented approximately 15% of the then total outstanding shares in Oakridge. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Recently Oakridge focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge's Internet of Things (IoT) platform. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for its occupants.

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 Ordinary Shares of the Company to an accredited investor at a price of US$4.00 per share for US$2,500,000. The Company intended to use the net cash proceeds for working capital purposes and development of existing and new businesses.

On March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400. The use of the proceeds was to build out of manufacturing infrastructure and working capital.

On March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 Ordinary Shares of the Company to an accredited investor at a price of US$6.50 per share for gross proceeds of US$4,602,000. The Company intended to use the net cash proceeds for developing its current businesses, corporate expenditures, and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements ("SPA") with accredited investors for the sale of a total of 888,888 Ordinary Shares of the Company at a price of US$3.15 per share. The cash offerings generated net cash proceeds of approximately US$2,765,000 after deducting estimated expenses in connection with the offering. The Company intended to use the net cash proceeds for the purchase of equipment for the Company's electronic glass business and working capital.

On January 3, 2022, the Company entered into convertible note purchase agreements with 8 individual investors outside the United States to raise a total of US$10 million by the issuance of US$10 million convertible notes ("Note"). The Note bears interests at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. The holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. As at the date of this report all the Notes were converted into a total of 3,205,128 shares in the Company. In addition, the noteholder also received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Note and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. As at the date of this report, all the warrants are outstanding. The use of the proceeds from this fund raise was to support the acquisition and building out of manufacturing infrastructure and working capital of the Company.

On January 19, 2022, the noteholder holding a 10% convertible promissory note ("CN Note") in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) issued by the Company on January 20, 2020 converted the CN Note into 664,871 shares in the Company.

In March 2022, the Company announced the Board approved fund raising of up to US$20 million from the sale of our Ordinary Shares. In March 2022 and up to the date of this report, the Company has entered into Securities Purchase Agreements selling a total of 1,431,788 Ordinary Shares of the Company to accredited investors at a price of US$4.50 per share for a total gross proceeds of approximately US$6.4 million. The use of the proceeds was for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

In summary, the Group's business activities are manufacture and sale of nano coated plates for filters and air purifiers, the manufacture and sale of electronic glass, provision of halal certification and distribution of halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research.

B.       Business Overview

IMTE is an Australian company and in 2021 was engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano-coated plates for filters and air purifiers, the sale of electronic glass, IoT products and financial research.  At the end of 2021, the Company stopped the business of glasses-free 3D due to the adverse effect of pandemic on the sales of 3D products to consumer and advertising sectors.

Breakdown of total revenues by category for the years ended December 31, 2021, 2020 and 2019:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	3,980	1,427,157	1,273,921
Sales of software and technology solutions	-	-	1,504
Sales of nano-coated plate for air-filters products	189,133	317,472	-
Interest income	18,864	6,197	115,762
	211,977	1,750,826	1,391,187

Breakdown of total revenues by geographic market for the years ended December 31, 2021, 2020 and 2019:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Korea	-	315,034	-
Singapore	-	2,439	-
Malaysia	78,123	-	-
United States	104,164	-	-
Hong Kong	22,844	1,366,200	1,310,912
China	6,846	60,956	80,275
	211,977	1,744,629	1,391,187

At the beginning of 2019, IMTE was engaged in the business of development, manufacture and distribution of glasses-free 3D (also known as autostereoscopic 3D) ("ASD") display. 2019 was a challenging year for our ASD business as our development of technologies was undercapitalized and much of our work plan was postponed or delayed until funding was secured. We also faced difficulties with our subcontractors to resolve the manufacturing process problems which further delayed sales. In early 2020, the COVID-19 pandemic hit China and then spread to the rest of the world, putting our business on hold for most of 2020 and 2021. At the end of 2020, the economic outlook for retail business was uncertain as the extent of the people's behaviour changed to stay at home more and rely on pick-up and delivery services. This drastically affected our 3D advertising platform business.

In May 2020, we divested our research and development operation as a cost cutting measure. We decided to focus on the marketing and sales of ASD products and services, and outsource all development works with defined budgets.

In June 2020, the Company diversified its business by dedicating resources to the electronic glass and the nano-coated plate filters businesses. These two businesses are not affected by COVID-19 as much as the ASD business, which was operating in the retail advertising markets. In particular, the air filter products should not be affected as much as the ASD business because, in a pandemic environment, consumers will look to purchase devices that cleanse the air. The electronic switchable glass product is a commercial product that is less susceptible to short-term interruptions in a pandemic environment because it does not depend on retail and or travel sector.

In line with our renewed business strategy, in August 2020, we acquired 25.5% interests in Sunup Holdings Limited ("Sunup") from each of Nextglass Technologies Corp. and Teko International Limited for US$750,000 each. In total, we acquired 51% of Sunup for a total consideration of US$1,500,000, which was paid by the issuance of a total of 500,000 shares in the Company at a price of US$3.00 per share. Sunup is engaged in the manufacturing and sale of nano-coated plates used in air filters. Sunup has set up its equipment and began commercial production in November 2020.

Consistent with our current strategy to diversify and expand our business operations, on December 21, 2020, the Company entered into an agreement to acquire the majority interest in Greifenberg Capital Limited ("Greifenberg"), a company that analyses credit risk using Big Data and Artificial Intelligence, for a total subscription of up to US$1,200,000. This investment provides the Company with an opportunity to integrate its business operation with use of new data and Artificial Intelligence to foster growth in the new digital economy. We believe that strategically integrating our businesses with Artificial Intelligence and Big Data tools will enhance our business operations, especially in the advertising sector such as tracking or predicting trends in consumer behaviour. As at the date of this Report, the Company has only subscribed for US$500,000 in the capital of Greifenberg.

Consistent with our current strategy to diversify and expand our business operations, on January 28, 2021 the Company entered into an agreement to acquire a 70% equity interest in Shenzhen Koala Wisdom Fire Engineering Co., Ltd., a company in the business of Internet of Things. Pursuant to the agreement, the vendors will enter into contracts for deployment of an IoT Detection System of not less than RMB200,000 within 60 days from the date of the agreement. IMTE will purchase the 70% equity interest in Shenzhen Koala for US$40,000 ("Initial Consideration") by the issuance of a total of 10,000 Ordinary Shares in the Company. In April 2021, the parties agreed to cancel this agreement and to negotiate another agreement involving other IoT projects in the future.

On February 5, 2021, CIMC acquired 500 million shares representing approximately 15% or A$500,000 (approximately US$381,000) in Xped Limited (now known as Oakridge International Limited) ("Oakridge"), a company listed on the Australia Securities Exchange at the subscription price of A$0.001 per share. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge is focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge's internet of Things (IoT) platform. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for the occupants. Our investment provides a strategic investment into the technology and healthcare markets in Australia.

At the end of 2021, the Company decided to stop selling ASD products to curtail ongoing overhead costs in the ASD operation as the demand for such products in the retail and advertising markets were drastically reduced due to the effects of the pandemic.

On December 29, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non-Fungible Token) trading market. Under the Cooperation Agreement, the Company shall invest up to US$1 million for 60% equity interests in Ace Corporation Limited to develop, establish, and operate a trading marketplace platform called "Ouction" at www.ouction.io. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce. Ouction also plans to develop cross-industrial synergy and economic value from the new NFT marketplace it creates. Ouction's marketplace plans to be a niche market in art, historical artifacts, photos and videos.

On January 4, 2022, the Company announced its intention to divest its China electronic glass business by either selling the business unit or undertaking a spin off the business unit into a stand-alone, publicly traded listed company. The Company expects to implement the reorganization during 2022 and the resulting entity will be independent from the Company and exclusively focused in developing, and building the electronic glass business in China. The Company will continue with the electronic glass business by focusing on the lamination operation in the United States.

On January 20, 2022, the Company entered into a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd. ("WISE"), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products. WISE will be providing halal certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the halal certification process. WISE is working towards being appointed by JAKIM Malaysia as an accredited certification body to conduct the auditing process and certify product application. WISE will also work with other certification bodies worldwide that have been accredited by JAKIM, thereby extending our reach to the global markets.

Currently, the Company is focusing on the marketing and distribution of halal products, the manufacture and sale of nano coated plates for air filters and air purifiers, operating the Ouction digital asset marketplace, and manufacture and sale of switchable glass, the sale of IoT, and financial research.

IMTE Products and Services

Switchable Glass Products

Due to the pandemic, the installation for our lamination equipment has been delayed till the second half of 2022. We plan to have 2-3 lamination lines with capabilities to produce annually between 160,000 - 240,000 m2 of laminated glass in China and 2 lamination lines with capabilities to produce annually about 160,000 m2 of laminated glass in the USA. The total manufacturing capability of 320,000 m2 of laminated glass allows us to support large real estate projects, initially on a subcontract basis for our partners, and then to develop our own customers and markets. The switchable glass is a new form of material mainly for the real estate industry for both external and internal walls for new buildings and or homes. The real estate and construction industry in the USA, China and other Asian countries, in particular, are expected to grow with the economies in these regions. Our energy saving switchable glass are suitable for environmental buildings/homes of tomorrow.

Buildings today are built with windows for aesthetic purposes and to allow for natural light and outside views. However, normal glass has two significant draw backs in letting the heat and the glare from sun light to come directly into the building. To compensate for this, we use blinds and curtains to shield us from these uncomfortable occurrences. Heat entering the buildings requires more energy to cool the internal environment, normally the use of air conditioner which is detrimental to the environment and costly to the building owner.

Our laminated switchable and energy saving glass can provide more natural light and outdoor views while minimizing heat and glare. This is achieved by adjusting the tinting and transparency in the glass (from transparent to opaque states, and vice versa) automatically by the use of sensors in determining the amount of sunlight to allow into the interior of the building.

Our lamination process is to laminate our partner's proprietary PLDC film between the glass to enable the glass to go from transparent and opaque, and vice versa. In the near future, we will also develop sensors to operate and manage each switchable glass to optimize energy savings and customer experience.

Our energy saving glass uses electrochromic technology from our supplier, Nextglass Technologies Corp. Electrochromic is the phenomenon by which light transmission through a transparent material, changes when an electrical voltage is applied to it. Our energy saving glass can modulate ultraviolet, visible and infrared light simultaneously and can block more than 99% of solar radiation and achieve reduced energy consumption. This ability to control the transmission of light enables us to automatically control the amount of heat and glare into a building.

Our Advantages

Our switchable glass and energy saving glass provides multiple benefits to users and building owners.

●	Sustainability and Energy Efficiency: Our switchable glass reduces energy usage in buildings by blocking heat from entering buildings and thus reducing the energy required to cool buildings. Our switchable glass also helps bring in natural light reducing the daytime lighting energy requirements.

●	Improved User Experience: Our energy saving glass will allow users to work closely to the glass/windows without the feeling of discomfort from heat and glare coming through the glass. Our energy saving windows can control the sun light and the heat from coming into the building for the comfort of the occupants.

●	Cost savings from switchable glass saves us from putting up blinds or curtains and reduce the ongoing maintenance costs for the property owner.

Market Opportunities

We believe that the market for switchable and energy saving glass will include internal and external walls and, other applications for privacy walls/windows such as in hospitals and offices.

The growing demand for smart buildings in the China in the next 10 years gives the Company an exciting platform to launch switchable and energy saving glass. The development of IoT, automation and other high-tech industries in the Greater Bay Area in China (Guangdong Province, Hong Kong and Macau) leads to further development of smart buildings and smart cities where our switchable glass can be specified building material in new buildings by real estate developers and architects. A truly intelligent building needs make its external walls smart through energy savings and aesthetically pleasing to occupants while having a smaller carbon footprint.

For the United States, we are working with our partners on a contract manufacturing arrangement to support their orders in the United States. In the longer term we will seek approval from our partner Nextglass to enter the market directly.

Our Customers

We plan to sell our products to the construction and real estate industry for properties such as train stations, airports, convention centers, commercial offices, hospitals, residential homes and apartments.

We plan to engage with commercial building owners, architect, real estate developers and general contractors. We believe that market adoption of our products is strongly influenced by an appreciation of the cost savings to owner and or tenants; and the overall improvement to the environment by reducing the carbon footprint of the buildings using our switchable and energy saving glass.

Our Competition

We compete in the commercial window industry and the electrochromic glass industry, both of which are highly competitive in price and product functionality. We believe that our main sources of competition are existing commercial window manufacturers, electrochromic glass manufacturers, and companies developing smart window products. We believe the primary competitive factors in our markets are:

● Price,

● Product performance,

● Product functionality quality and durability,

● Ease of installation and maintenance, and

● Technological innovation.

Growth Strategies

We will need to introduce to the real estate industry participants i.e. developers and architects of the advantages of our switchable and energy saving glass products. We will also seek to expand the usage of our switchable glass to provide internal privacy walls such as in offices and hotels. The growth in the use of switchable and energy saving glass is expected to be in applications where cost savings and privacy consideration in which glass is used as a barrier to the outside environment.

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

The current technology of Plasma-Enhanced Chemical Vapor Deposition (PECVD) is too expensive and causes emission of toxic material. However, we are using a new PECVD technology, patent owned by our Korea partner, that manufactures the product at a much lower costs than the traditional PECVD technology and the process does not emit toxic material in the manufacturing process. The technology we use is superior in performance and less costly to produce.

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

The positive effect of photo catalytic air purification and sterilization are:

● Eliminating all kinds of particles.

● Remoinge odors.

● Eliminating cigarette smoke and carcinogens.

● Removing VOCs contained in the dust.

● Increasing negative ions and oxygen in the close environment will increase.

● Eliminating contact with allergen inducing substances and have the effect of allergy treatment.

We have started manufacturing and selling the air filter plates product in Q4 2020. We have also invested in our own proprietary design of a family of air purifier products which are expected to be available in 2022. Due to the COVID-19 pandemic and the integrated chip shortage worldwide, the distribution and manufacturing of our products have been delayed until the second half of 2022. We will start to market our generation 2 air filter/purifiers in South Korea, United States, China and Southeast Asia. The initial market response to our purifiers has been very positive based on the feedbacks from the brand distributors willing to carry out products, and we expect to secure orders in Q3 2022, once the chip shortages are resolved.

Our nano-coated plate products eliminate particles, eliminate germs and viruses, eliminate micro molecules that are harmful to human body and odors in the air. We have sent the product to testing labs in Korea to certify our air filters eliminate particles in the air. With such test results we believe that we will receive many more enquiries and sales orders. In the second half of 2022, we will seek to sell our products in North America, Europe and Asia.

Our sales strategy is to appoint distributors and or channel partners for certain territories and countries while the other markets we will sell direct to consumers online to build our own customer base and branding. We will also seek manufacturing and distribution partners as part of our growth strategy.

Our product strategy is to build a product line catering to all price points. We may invest in more designs for specific markets and applications such as air purifiers for baby care, aged care, and healthcare environments. As our air filters/purifiers are designed to be mobile for personal use, there are many applications where users are in confined space such as travellers on trains or buses.

Going forward, we will look at using this technology to manufacture water filters for the home, and for the food sanitary water treatment industries.

Internet of Things ("IoT") Products

IMTE will be focusing on IoT products as one of the core businesses to be engaged in the future. In February 2021, the Company took a strategic 15% stake in an ASX company Oakridge International Limited (formerly known as Xped Limited) ("Oakridge"). Oakridge is engaged in the business of IoT and healthcare technologies to assisted healthcare, age homes and self-care homes.

The Company is seeking opportunities to invest in IoT technologies locally in Asia, and then bring these technologies to other markets such as in Australia that could benefit from first mover advantage.

Financial Research

In December 2020, the Company entered into an agreement to invest up to US$1.2 million for up to 60% in Greifenberg Capital Limited ("Greifenberg"), a Hong Kong company specialized in the development and sale of risk analytics for Chinese and East Asian credit markets.

Greifenberg Business

The Greifenberg Business is the development of risk analytics for emerging fixed-income markets, with an initial focus on China, and eventual coverage of all the major emerging markets. Risk analytics will be a catalyst to accessible and investible one.

China's bond market is the world's second largest with a market capitalization of about US$15 trillion.

●	This includes US$3.7 trillion of non-financial corporate bonds and US$2.1 trillion of financial bonds.

●	Foreign ownership of Chinese bonds nearly doubled during 2017 and 2018 and is likely to increase more rapidly.

●	2,307 institutional investors were registered for direct trading in Chinese bonds through Bond Connect as of November 2020, and 612 institutional investors now are trading in the interbank bond market.

Although China's bond market is smaller than the one in the US, real interest rates for government bonds(the difference between the nominal yield and the rate of change of consumer prices) are positive in China and negative in the US, Europe and Japan, and the aggregate yield offered in China's fixed income is greater than that of the US bond market. China's credit market should be a magnet for global investors, but foreign participation is discouraged by two related problems, namely inadequate resources for credit ratings and risk analysis, and poor secondary market liquidity.

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

●	Only one US exchange-traded fund invests in Chinese high-yield bonds, the Kraneshares CCBS China Corporate High Yield ETF, and its net assets are only $7.84 million. The Kraneshares fund subsequently switched to an Asia Pacific High Yield Fund.

●	Uncertainty rather than performance is the main barrier to investor sponsorship of China's credit market.
35

Two Chinese Credit Markets

China's credit market in fact is split into two markets, as the histogram below illustrates.

●	There are two universes of credit, one (on the left of the chart) composed of bonds of quasi-governmental entities and policy banks, with an average yield of about 4%, and another (on the right of the chart) composed of corporate issuers with an average yield of about 7%.

●	Illiquidity and lack of transparency characterize the right side of the distribution.

Yield Distribution of Electronically Priced RMB Bonds
Number of Observations
0
20
40
60
80
100
120
140
160
180
200
1.9
2.4
2.9
3.4
3.9
4.4
4.9
5.4
5.9
6.4
6.9
7.4
7.9
8.4
8.9
9.4
9.9
10.4
10.9
11.4
Current Yield

Huarong Asset Management and Property Issuers Show Need for Risk Analytics

Recent volatility in the price of bonds issued by Huarong Asset Management, the legacy portfolio of the Industrial and Commercial Bank of China's distressed assets, illustrates the problem. The job of distressed asset managers is to either liquidate or recapitalize troubled companies and raise salvageable businesses out of distress. If investors do not have the tools to assess the risk of high-yield companies, they will stay clear of distressed companies. The state-sponsored distressed managers remain a dead weight on the market. In late 2021, several of China's leading property companies, the largest group of issuers in the high-yield market, became distressed. Bondholders suffered severe losses. In these and other cases, the credit quality of issuers was not adequately captured by Chinese and international rating agencies. Risk analytics that embody advanced technology can substantially improve risk assessment and increase participation in China's high-yield market.

China is eager to improve credit market liquidity.

●	In April 2021, China's securities regulator announced that high-yield corporate bonds could be pledged as collateral in the interbank repurchase-agreement market, an incentive to improve liquidity. The absence of reliable risk measurement, though, remains a crucial barrier to improved market liquidity.

●	In January 2020 China's largest rating agency, China Chengxin International Credit Rating Co., was suspended for three months after a state-owned utility, Yongcheng Coal, defaulted on a short-term RMB 1 billion bond issue shortly after the agency assigned the bond a top AAA rating. China's National Development and Reform Commission had ranked the suspended firm as the best among the country's credit rating agencies, and it was the largest provider of ratings during the third quarter of 2020.
36

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

●	By the late 1980s, US mortgages had become one of the world's most liquid fixed-income markets with broad global participation, due to 1981 legislation that created mortgage-backed securities and gave rise to a liquid secondary market in home mortgages.

●	Mortgage cash flows are complex, and the advent of Option-Adjusted Spread models made available through financial institutions gave investors a standard gauge of risk compensation across a wide variety of securities.

●	The profit opportunity for the financial sector made fixed income the main source of brokerage industry revenues for the next two decades.

During the early 2000s, modelling of corporate bond default risk created a multi-trillion-dollar market in structured credit products, including Collateralized Debt Obligations (CDOs).

●	As in the earlier case of mortgage-backed securities, quantitative risk models made possible the distribution of the cash flows of pools of corporate obligations to different investors with different risk tolerances and income requirements.

●	Issuance of CDOs globally rose from US$65 billion in 2000 to US$431 billion in 2006.

China's Opportunity is One of the Biggest in Market History

China's credit market presents an opportunity as great or greater than mortgage-backed securities and structured credit in the United States.

Greifenberg Digital's principals were pioneers in the development of fixed-income risk models in the United States and Europe, and participants in the revolution in risk analytics that built the modern securities industries. We now apply that experience to China's credit market, with specifically Chinese characteristics.

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

Greifenberg employs machine learning to determine a best estimate of corporate bond risk.

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

The application of Artificial Intelligence to "Big Data" sets is frequently cited in advertising by credit firms, but the credibility of such systems remains low. According to reports in Chinese business media, the decision of Chinese regulators to postpone the planned IPO of Ant Financial in November 2020 reflected in part lack of confidence in the company's credit risk management systems, which were widely believed to represent the state of the art.

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

The American ratings agency Standard and Poor's has developed a National Language Processing "sentiment index" based on published comments on corporate bond issuers (the "S&P system"). The S&P system appears to lacks the capacity to track regulatory risk, an important factor in China's bond market. CB Insights provides Natural Language Processing but concentrates on "venture capital, start-ups, patents, and partnerships" rather than on credit.

None of our prospective competitors now combines Contingent Claims Analysis with machine-learning enhancement of financial statement analysis along the lines of Greifenberg's "meta-model."

Several competitors perform analysis of reported corporate information. This is limited by the quality of available data. There are numerous companies providing financial data but their impact is limited by data quality.

We believe the one prospective competitor with capabilities closest to Greifenberg is China Securities Credit Investment (CSCI), in association with Oliver Wyman. However, CSCI is also limited by several factors, most importantly its association with Pengyuan, one of China's oldest credit rating systems. Existing ratings agencies have not performed well during the default wave of the past year, and Pengyuan was fined by the People's Bank of China in January 2021 for operating without a proper license and failing to file timely updates. According to the Business Information Industry Association, regulators in doing so were "delivering a severe reprimand to the financial data industry."

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

NFT Trading Marketplace

We have set up our NFT online trading presence named Ouction at www.ouction.io. This platform is an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual (digital) asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users.

We are now working on our marketing and promotional plans to attract more users to our Ouction platform. The Ouction platform will focus on art and pop culture in Asia.

Halal Certification and Products

We will be developing the business of halal product and services through our subsidiary World Integrated Supply Ecosystem Sdn. Bhd. ("WISE") based in Malaysia. WISE's long-term strategy is to build a global supply chain for halal products on a secure digital marketplace for growers, producers and traders. WISE will focus on its business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of Halal products. Currently due to the COVID-19 pandemic and the quarantine and restriction on travel in Malaysia, Hong Kong and China, we are not able to implement the halal certification in the target markets of Southeast Asia and China. The demand for halal certification by food manufacturers and producers in Asia has been very strong. However, with the pandemic, we expect to launch this segment of our business in the second half of 2022 when we expect the travel and quarantine restrictions to be lifted.

In April 2022, the Company signed a distribution agreement with a Paris, France based distributor to distribute our halal products. We have placed our initial order of products and we expect the products to arrive by the end of Q2 2022 and sales to start in Q3 2022. This is our first foray into the European market, and we expect it to expand to Germany, Italy and United Kingdom in the next 12 months.

Currently we are only distributing halal food products, but we expect to expand our product line as we develop our sourcing and distribution network. We will seek to work with manufacturers / producers in Asia and the Middle East to bring halal products to the European markets. We will also seek to sign up distributors and halal suppliers in North America to further expand our halal network.

Future Developments

The focus of the Group is to continue to develop its businesses in switchable glass, nano-coated plate filters, IoT products, halal certification process and sale of halal products, operating a digital asset marketplace platform, and financial research. We have experienced significant losses in the past 3 years and the Group needs to build a more diversified business and revenue base. The initiatives in 2021 to curtail operating costs and to start new revenue stream outlined above is a move toward bringing positive results.

Due to recent losses incurred in operations as a result of the pandemic and in order to reduce the overhead expenses of the Group, in December 2021 we stopped selling 3D display products. This will enable the Group to rationalize its operation and overhead costs, and focus on developing other businesses.

The future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions and or strategic partnerships /co-operations that can add value to the Group. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing technology company.

Market and Industry Analysis

Nano-coated plate filter

The nano-coated plate air filters is expected to be a popular product during a pandemic where consumers are weary of the pollutants in the air. Thus, a product that can filter particles in the air will stimulate interest in the healthcare industries.

Switchable glass

The market for switchable glass in China, Hong Kong and USA is expected to grow as the roll out for more smart buildings. The switchable glass will reduce costs for building owners by reducing the amount of heat and glare in buildings. Consequently, buildings will require less energy to cool its interiors and the carbon footprint.

Sourcing and Manufacturing

For certain products such as halal or IoT products, we will source manufacturer to supply us the products for sale. However, for nano-coated plates and lamination of switchable glass, we will manufacture these products for sale.

Marketing, Distribution and Sales

We plan to build our own brands for our air purifier, halal and switchable glass products when we launch our products to market.

Sources and Availability of Raw Materials and Principal Suppliers

Other than our lamination line for switchable glass, our source and availability of raw materials is not dependent on a principal supplier. For the lamination operation we are reliant on our film manufacturer to supply film to be used in the lamination process. To mitigate the situation, we will place sufficient order of this raw materials so that we are not delayed in our manufacturing process.

Inventory, Operating Capital and Seasonality

Our inventory levels are expected to be modest relative to our sales. Our policy is to manufacture to order. Thus, we do not expect to keep much inventory other than key components, unless under extraneous circumstances such as material shortage i.e. chip shortages or expected prolonged manufacturing interruption i.e. labor strike.

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer electronics business where there is a general let down in the first quarter of each year after the Christmas season.

Dependence on Major Customers

In 2021, we had limited sales. Our strategy going forward is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. The distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

Research and Developments

We will rely on our partners and or third parties on development of new technologies in nano-coated plates and lamination lines for switchable glass.

Intellectual Property

We rely on unpatented trade secrets, know-how and other non-confidential information as well as our proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors, consultants and associates.

Patent matters in electronics industry are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in electronics patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection the Company can obtain on some or all of its licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the relevant patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Material Contracts Related to Intellectual Property and Commercialization Rights

None.

Government Regulations

The market for our lamination glass, nano-coated plate filter product and halal products are affected by a wide range of U.S. and international regulations, including regulations related to taxation and import-export controls, which could negatively impact the market for these products we sell or decrease potential profits to the Company. Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated there under, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to continuous change and revision by government agencies and by action of the United States Trade Representative and may have the effect of increasing the cost of goods purchased by the Company or limiting quantities of goods available to the Company from our overseas suppliers. As some of our products are sold in China, we will need to follow the Regulations of the People's Republic of China on Import and Export Duties which are amended from time to time and may have the effect of increasing the costs of goods sold by the Company into China.

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

C.       Organizational Structure

During the year and as at December 31, 2021, we have the following subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
Binario Ltd*	British Virgin Islands	100% Direct	Investment holding company
CIMC Marketing Pty Ltd	Australia	100% Direct	Management services, and investment holding
Colour Investment Limited*	Hong Kong	100% Direct	Investment holding company
Cystar International Ltd*	Hong Kong	100% Indirect	Sale of software and provision of consultancy services
Cystar International (Shenzhen) Limited *	China	100% Indirect	Dormant
Digital Media Technology Ltd*	Labuan, Malaysia	100% Indirect	Dormant
GOXD International Limited *	Hong Kong	80% Indirect	Distribution of digital picture frame
Grand Dynasty Limited #	Hong Kong	100% Direct	Investment holding company
Grand Dynasty (Zhenjiang) Co., Limited #	China	100% Indirect	Dormant
Greifenberg Digital Limited #	Canada	40.75% Direct	Investment holding company
Greifenberg Capital Limited	Hong Kong	40.75% Indirect	Administrative services
Greifenberg Analytics Limited #	Canada	40.75% Indirect	Online analytic financial research services
IMTE Limited (Formerly known as Great Gold Investment Limited)	Hong Kong	100% Direct	Treasury and administrative services
Itana Holdings Limited #	Canada	100% Direct	Investment holding company
IMTE Asia Limited #	Hong Kong	100% Direct	Administrative service
Renfrew International Limited #	U.S.A.	100% Direct	Lamination production in United States
Lonsdale International Limited #	U.S.A.	100% Direct	Development in filter
Smartglass Limited	Hong Kong	100% Direct	Sales of distribution of switchable glass and consultancy services
Smart (Zhenjiang) Intelligent Technology Limited (Formerly known as Smart (Shenzhen) Technology Limited)	China	100% Indirect	Marketing and distribution
Sunup Holdings Limited	Hong Kong	51% Direct	Manufacturing of filter plates
Sunup Korea Limited	Hong Kong	51% Indirect	Sales of filter plates and air filter products

* Disposed during the year.

# Established during the year

D.       Property, Plant and Equipment

As of December 31 2021, the Company has its registered office in Adelaide, Australia and its principal and main operating office located in Hong Kong, an administration office in Shenzhen, China and a factory located in Zhenjiang, China. In Australia in 2021, the Company rented a 100 square feet office and 2 car parks on a month to month basis at a total cost of A$1,800 per month.

In January 2020, a subsidiary of the Group entered into a two years lease agreement to lease a 2,800 square feet principal office in Hong Kong at a monthly rent of approximately A$14,300.

In July 2021, the Company rented a 10,000 square meter factory in Zhenjang Jiangsu Province, in China, on a five-year lease at approximately A$39,115 per month until July 2026.

In November 2021, the Company rented a 1,500 square feet administration office in Shenzhen, Guangdong Province, China, on a six-month lease at approximately A$1,688 per month until May 2022.

Our plant and equipment recorded in our consolidated financial statements as at December 31, 2021 consists of A$6,441,734 for office furniture and equipment. We are not aware of any environmental impact on the use of these equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2021, as at and for the year ended December 31, 2020, and for the year ended December 31, 2019, together with the notes thereto included elsewhere in this Annual Report. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

A.       Operating Results

IMTE is an Australian company and in 2021 was engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the sale of electronic glass and financial research.

For a description of the milestones that we have achieved since inception and through to the date of this report, see "Item 4. Information on the Company - A. History and Development of the Company."

Overview

For the past few years, we were an early stage company in the development of 3D products and services. We have incurred net losses since inception with an exception in 2017 when we recorded a profit mainly through the sale of our autostereoscopic 3D display, 3D conversion equipment and software. In 2019 and 2020, the Group recorded significant losses of A$16,700,199 and A$10,543,658 respectively. In order to curtail the losses in the COVID-19 pandemic, in May 2020 the Group restructured its operation by disposing its R&D and test manufacturing operation for 3D autostereoscopic products, and focused only on the marketing and sales of these 3D products to reduce our administrative and operating costs. Later in 2020 the Company started new businesses in nano-coated plate filter products and switchable glass to provide a broader revenue base in the coming years.

In 2021, the pandemic continued to affect the development of our nano-coated plate filter and switchable glass operation. The quarantine and restriction on travel and constant re-start / stop of the economy caused delays in these two businesses. In addition, in late 2021 with no indication of the end of the pandemic, we disposed the marketing and sales of 3D autostereoscopic products and services operation to contain our costs.

Going forward in 2022, the pandemic continues to factor in our business and present challenges for us to grow our business and sales in 2022. To widen our revenue base, in January 2022 the Company announced entering into two other businesses namely: (i) the provision of certification halal products and processes, and the sale of halal products and (ii) the setting up of a marketplace (Ouction) for trading in digital assets.

For the past two years, we have funded our operations primarily through the sale of equity securities in the Company and its subsidiaries, advances from shareholder, issuances of convertible notes and from operation cashflows. For details of the business overview, see "Item 4. Information on the Company - B. Business Overview."

Recent Acquisitions

See "Item 4. Information on the Company - A. History and Development of the Company."

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2021		2020		2019
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	193,113	100.0	1,659,916	95	1,165,607	91.4
Services	-	-	84,713	5	109,818	8.6
Total operating revenues	193,113	100.0	1,744,629	100.0	1,275,425	100
Expenses
Cost of sales	149,447	77.4	1,311,566	74.2	1,008,821	76.2
Employee benefit expenses	1,613,922	835.7	2,212,643	126.8	4,034,378	304.6
Depreciation and amortization expenses	1,326,811	687.1	2,078,762	119.2	3,174,784	239.7
Professional and consulting expenses	2,376,038	1,230.4	1,373,907	78.7	2,019,970	158.4
(Gain)/ loss on disposal of subsidiaries	(1,998,269)	(1,034.8)	28,990	2.3	-	-
Travel and accommodation expenses	91,385	47.3	40,895	2.3	281,895	22.1
Other operating expenses	730,661	378.3	2,082,867	119.3	2,341,672	183.6
Provision for impairment loss for goodwill	-	-	-	-	4,486,301	351.8
Provision for impairment loss for intangible assets	-	-	3,459,340	198.2	-	-
Financial costs	2,000,952	1,036.2	2,100,272	120.4	1,561,625	122.4
Total expenses	6,290,947	3,257.7	14,689,242	841.9	18,909,446	1,482.6
Operating loss before income tax	(6,097,834)	(3,157.7)	(12,944,613)	(741.9)	(17,634,021)	(1,382.6)
Non-operating income
Interest income	18,864	9.8	6,197	0.4	115,762	9.1
(Loss)/Gain on disposal of financial assets at fair value through profit or loss	(842,463)	(436.3)	2,312,197	132.5	127,551	10.0
Other income	335,807	173.9	82,561	4.7	807,831	63.3
Net loss before income taxes	(6,585,626)	(3,410.2)	(10,543,658)	(604.3)	(16,582,877)	(1,300.2)
Income tax credit / (expense)	-	-	-	-	(117,322)	9.2
Net loss	(6,585,626)	(3,410.2)	(10,543,658)	(604.3)	(16,700,199)	(1,309.4)
46

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2021		2020
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	3,980	2.1	1,059,347	60.7
Tablets and mobiles	-	-	283,097	16.2
Air-filter products	189,133	97.9	317,472	18.2
Sub-total	193,113	100	1,659,916	95.1
Services
Conversion services	-	-	79,938	4.6
Other services	-	-	4,775	0.3
Sub-total	-	-	84,713	4.9
Total operating revenues	193,113	100.0	1,744,629	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2021 was A$193,113 as compared to the prior year of A$1,744,629, a decrease of A$1,551,516 or 88.93% from the prior year. The revenue for the year ended December 31, 2021 was mainly from the sale of nano-coated plate filter products. The sales decline as compare to the prior year was mainly due to the decline of the sale of display products in 2021 as a result of COVID-19. In 2022, we will continue to put more emphasis on sales of nano-coated plate filter products; but we also expect to receive revenue from switchable glass products, sale of halal products and fees from the digital assets marketplace.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2021		2020
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	149,447	77.4	1,293,425	74.1
Services	-	-	18,141	1.0
Total cost of sales	149,447	77.4	1,311,566	75.1

Cost of sales decreased by 89% to A$149,447 in 2021 from A$1,311,566 in 2020, which was primarily due to the corresponding decrease in sales as compared with the year in 2020.

Gross Profit and Gross Margin. Gross profit decreased by 90% from A$433,063 in 2020 to A$43,666 in 2021. The gross margin decreased from 24.82% in 2020 to 22.6% in 2021.

Loss on fair value change in derivate financial instruments.

For the year ended December 31, 2021, the fair value change of derivative financial instrument relating to convertible promissory notes were a loss of A$842,463 as compared to a gain of A$2,312,197 in the prior year.

Other income

Other income was mainly the underwriting fee received from our investment in Oakridge International Limited (formerly known as Xped Limited), a company listed on the ASX.

Expenses

The operating expenses for the year ended December 31, 2021 was A$6,290,947 as compared to the prior year of A$14,689,242 a decrease of A$8,398,295 or 57.17% from the prior year. The decrease in total operating expenses was mainly attributable to the following:

-	A decrease of A$598,721 in employee benefit expenses from A$2,212,643 in 2020 to A$1,613,922 in 2021, which was primarily due to decreased in number of staffs in 2021 as a result of the group restructuring;

-	A net decrease of A$751,951 in depreciation and amortization expenses from A$2,078,762 in 2020 to A$1,326,811 in 2021 as the result of (i) the group restructuring in the prior year when it disposed of its R&D and test manufacturing operations and (ii) the increase in depreciation expenses in nano-filter equipment;

-	An increase of A$1,002,131 in professional and consulting expenses from A$1,373,907 in 2020 to A$2,376,038 in 2021 resulting from the increase in legal and professional fees relating to increase in corporate activities in 2021 and the increase in consulting services for financial research business unit and consulting services for our executives;

-	A decrease of A$1,352,206 in other operating expenses from A$2,082,867 in 2020 to A$730,661 in 2021 which was mainly attributable to write-off of development costs and bad debt expenses in the prior year;

-	A decrease of A$99,320 in finance costs from A$2,100,272 in 2020 to A$2,000,952 in 2021 which was mainly attributable to a decrease in interest for convertible bonds in prior year.

-	No impairment loss for intangible assets in 2021, while in 2020 an impairment loss of A$3,459,340 was recorded for intangible assets.

Income tax

No income tax expenses were recognized during the year ended December 31, 2021.

Net Profit (Loss)

We recorded a net loss of A$6,585,626 for the year ended December 31, 2021 as compared to a net loss of A$10,543,658 recorded for the year ended December 31, 2020.

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2020		2019
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,059,347	60.7	1,164,103	91.3
Tablets and mobiles	283,097	16.2	-	-
Software	-	-	1,504	0.1
Nano-coat plated filter products	317,472	18.2	-	-
Sub-total	1,659,916	95.1	1,165,607	91.40
Services
Conversion services	79,938	4.6	16,686	1.30
Other services	4,775	0.3	93,132	7.30
Consulting services income	-	-	-	-
Sub-total	84,713	4.9	109,818	8.60
Total operating revenues	1,744,629	100.00	1,275,425	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2020 was A$1,744,629 as compared to the prior year of A$1,275,425, an increase of A$469,204 or 37% from the prior year. The revenue for the year ended December 31, 2020 consists of the sales and distribution of 3D autostereoscopic products, 2D tablets and nano-coated plate filter products.

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

Gross Profit and Gross Margin. Gross profit increased by 62% from A$266,604 in 2019 to A$433,063 in 2020. Our gross margin significantly increased from 21% in 2019 to 25% in 2020, primarily due to the change in product mix of the Group with nano-coated plated filter products being sold with comparatively higher profit margin than that of the products sold in the prior year.

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

Expenses

The operating expenses for the year ended December 31, 2020 was A$14,689,242 as compared to the prior year of A$18,909,446 a decrease of A$4,220,204 or 22.32% from the prior year. The decrease in total operating expenses was mainly attributable to the following:

-	A decrease of A$4,486,301 in the provision for impairment loss of goodwill, as it was fully impaired in 2019;

-	A decrease of A$1,821,735 in employee benefit expenses from A$4,034,378 in 2019 to A$2,212,643 in 2020, which was primarily due to group restructuring and decreases in number of staffs in 2020;

-	A decrease of A$1,096,022 in depreciation and amortization expenses from A$3,174,784 in 2019 to A$2,078,762 in 2020 as the result of the group restructuring in 2020 when it disposed of its R&D and test manufacturing operations;

-	A decrease of A$646,063 in professional and consulting expenses from A$2,019,970 in 2019 to A$1,373,907 in 2020 resulting from the decrease in legal and professional fees for certain corporate activities during the respective years;

-	A decrease of A$258,805 in other operating expenses from A$2,341,672 in 2019 to A$2,082,867 in 2020 resulted from the group restructuring 2020 when it disposed of its R&D and test manufacturing in 3D autostereoscopic operations; and a decrease in rental from A$637,321 to A$126,382 as a result of the aforementioned group restructuring; and

-	A increase of A$538,647 in finance costs from A$1,561,625 in 2019 to A$2,100,272 in 2020 was mainly attributable to a decrease in the convertible bonds interest of A$1,316,702 in 2019, which was fully repaid in January 2020, but imputed financial interest expenses for convertible promissory note during the year.

Income tax

No income tax expenses were recognized during the year ended December 31, 2020.

Net Profit (Loss)

We recorded a net loss of A$10,543,658 for the year ended December 31, 2020 as compared to a net loss of A$16,700,199 recorded for the year ended December 31, 2019.

New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2021:

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

● A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

● Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;

● Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component; and

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

COVID-19-Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

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

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Standards 2018-2020 Cycle "Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture"	January 1, 2022
Amendments to IFRS 3 "Reference to the Conceptual Framework"	January 1, 2022
Amendments to IFRS 10 and IAS 28 "Sales or Contribution of Assets between an Investor and its Associate or Joint Venture"	To be determined by IASB
Amendments to IAS 1 "Classification of Liabilities as Current or Non-current"	January 1, 2023
Amendments to IAS 1 "Disclosure of Accounting Policies"	January 1, 2023
Amendments to IAS 8 "Definition of Accounting Estimates"	January 1, 2023
Amendments to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction"	January 1, 2023
Amendments to IAS 16 "Property, Plant and Equipment: Proceeds before Intended Use"	January 1, 2022
Amendments to IAS 37 "Onerous Contracts – Costs of Fulfilling a Contract"	January 1, 2022

B.       Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term borrowings. For the past 3 years, we have recorded loss of A$6,585,626, A$10,543,658, and A$16,700,199 for the fiscal years ended December 31, 2021, 2020, and 2019 respectively.

Equity Issuances

The following table summarizes our issuance of Ordinary Shares for cash or from the conversion debts. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Share issuance for debts or cash	2019	Nil	Nil
Share issuance in respect to payment to convertible bonds	2020	285,714	1,514,284
Share issuance for the settlement of interest on a convertible promissory note	2020	46,741	174,811
Share issuance for debt to equity conversion	2020	941,667	3,947,751
Share issuance for cash and acquisition of businesses	2020	1,357,692	5,606,999
Share issuance for acquisition of business	2020	500,000	2,060,000
Share issuance in respect of payment to a consultant	2020	4,471	23,249
Share issuance in respect of payment to a consultant	2021	20,512	97,282
Share issuance for cash	2021	2,795,237	16,019,301

Capital Requirements

As of December 31, 2021, we had cash and cash equivalents of A$274,767 and trade receivables of A$480,095. Our trade receivable balance significantly decreased as compared to A$1,233,709 as of December 31, 2020, was mainly attributable to the group restructuring and decline in sales. For the first 3 months ended March 31, 2022 the Company sold US$15.1 million of its shares to recapitalize its equity base and working capital. However, we anticipate that our current cash and cash equivalents will be insufficient to fund our capital expenditures and operations for the next 12 months based on our budget and forecasted revenue. However, our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue our nano-coated plate filter developments, switchable glass for the USA and China markets, and our other projects/operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2021	2020	2019
	A$	A$	A$
Net cash outflows in operating activities	(7,971,326)	(6,191,115)	(6,540,014)
Net cash outflows in investing activities	(12,144,439)	(4,586,121)	(1,828,617)
Net cash inflows by financing activities	18,120,257	13,392,848	7,575,583
Net increase (decrease) in cash and cash equivalents	(1,995,508)	2,615,612	(793,048)
Effect of exchange rate changes on cash and cash equivalents	76,191	(254,770)	6,585
Cash and cash equivalents at beginning of year	2,194,084	(166,758)	619,705
Cash and cash equivalents at end of year	274,767	2,194,084	(166,758)

Net cash outflows in operating activities were A$(7,971,326), A$(6,191,115), and A$(6,540,014) during the years ended December 31, 2021, 2020 and 2019, respectively. Net cash outflows in operating activities during the year ended December 31, 2021 was mainly due to the cash from the disposal of 3D autostereoscopic business. For the years ended December 31, 2020 and 2019, the net cash outflows in operating activities relates to the 3D autostereoscopic operating activities.

Net cash outflows in investing activities were A$(12,144,439), A$(4,586,121), and A$(1,828,617) for the years ended December 31, 2021, 2020 and 2019 respectively. Net cash outflows in investing activities during the years ended December 31, 2021 was mainly the share investment in Oakridge International Limited and deposit made in lamination production line. Net cash outflows in investment activities during the years ended December 31, 2020 and 2019 was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects.

Net cash inflows in financing activities were A$18,120,257, A$13,392,848, and A$7,575,583 for the years ended December 31, 2021, 2020 and 2019 respectively. Net cash inflows in financing activities during the years ended December 31, 2021 are attributable to the issuance of shares. Net cash inflows in financing activities during the years ended December 31, 2020, and 2019 are attributable to the issuance of convertible notes, loan provided from third party, advances from related companies and ultimate holding company.

We had net cash and bank balance of A$274,767, A$2,194,084, and A$(166,758) as at December 31, 2021, 2020 and 2019 respectively. The cash and bank balance as at December 31, 2021, 2020 and 2019 were A$274,767, A$2,194,084, and A$735,424 respectively and the bank overdraft for the corresponding three years ended was Nil except for 2019 which was a bank overdraft of A$902,482.

C.       Research and Development, Patents and Licenses

The Company did not conduct any research and development activities and incur no expenses for R&D in 2021. In 2020, the Company disposed its subsidiary that conducted research and development in 3D autostereoscopic. For the 3 years ended December 31, 2021, we have employed 0, 0, and 25 staff, respectively, in the research and development of 3D autostereoscopic technology, and we incurred annual staffing costs of approximately A$Nil, A$675,500, and A$6,155,884 during the respective years. In the prior year, we also have Company sponsored research with certain universities and research institutes as discussed in Item 4.

The Company has conducted research into formulation of credit models for its financial research business in 2021.

D.       Trend Information

We are still a relatively young company and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations are mainly dependent on further development and commercialization of our business and technologies.

E. [Reserved]

F.       [Reserved]

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F.

Name	Position
Mr. Xiaodong ZHANG (1)	Executive Director and CEO
Ms. Jing ZHUO (2)	Executive Director and CFO
Ms. Hui ZHONG (3)	Independent Non-Executive Director
Ms. Dan LI(4)	Independent Non-Executive Director
Dr. Heming CUI (5)	Independent Non-Executive Director
Ms. Xinmei SHI (6)	Independent Non-Executive Director
Mr. Con UNERKOV(7)	Former Chairman and Chief Executive Officer
Mr. Uwe von PARPART (8)	Former Executive Director
Mr. Wuhua ZHANG (9)	Former Non-Executive Director
Dr. Man-Chung CHAN (9)	Former Independent Non-Executive Director
Mr. Luis PUYAT (10)	Former Independent Non-Executive Director
Ms. Jannu Binti BABJAN (11)	Former Independent Non-Executive Director
Mr. Cecil HO (12)	Former Chief Financial Officer and Joint Company Secretary

(1)	Mr. Xiaodong ZHANG was appointed as an executive director and Chief Executive Officer-China as well as a member of nomination and remuneration committee with effect from July 19, 2021. Mr. ZHANG became the Chairman and Chief Executive Officer of the Group on August 24, 2021.
(2)	Ms. Jing ZHUO was appointed as an independent non-executive director with effect from July 19, 2021. Ms. Zhuo was appointed as Chief Financial Officer with effect from August 26, 2021 and she also became an executive director on the same date.
(3)	Ms. Hui ZHONG was appointed as an independent non-executive director as well as a member of audit committee and a member of nomination and remuneration committee with effect from August 3, 2021.
(4)	Ms. Dan LI was appointed as an independent non-executive director and a member of audit committee with effect from August 31, 2021.
(5)	Chairman of the Audit Committee and Nomination and Remuneration Committee.
(6)	Ms. Xinmei SHI was appointed as an independent non-executive director and a member of Nomination and Remuneration Committee on August 18, 2021 and resigned from both positions on December 20, 2021.
(7)	Mr. Con UNERKOV resigned as an executive director and Chief Executive Officer on August 24, 2021.
(8)	Mr. Uwe von Parpart resigned as an executive director with effect on August 24, 2021.
(9)	Dr. Man Chung CHAN and Mr. Wuhua ZHANG resigned from an independent non-executive Director from September 30, 2021.
(10)	Mr. Luis PUYAT resigned as an Independent Non-Executive Director on July 19, 2021.
(11)	Ms. Jannu binti BABJAN resigned as an Independent Non-Executive director on August 6, 2021.
(12)	Mr. Cecil HO resigned as Chief Financial Officer on August 31, 2021.
55

Mr. Xiaodong ZHANG, aged 52, was the Executive Vice President and CFO of Boqi Xinhai Group Company Limited ("Boqi Xinhai"), a company in the business of investment and financing management, sales of automobile and agricultural technology development in China. Mr. Zhang has extensive experience in financial management in the capital market in China. Prior to joining the Boqi Xinhai, Mr. Zhang has worked in senior positions in capital operation and risk control management in China. Mr. Zhang has a Master of Science in Financial Management from Northwestern Polytechnical University in Xi'an city, Shaanxi province, China.

Ms. Jing ZHUO, aged 35, was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. ("Dalian Jiujiu"), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

Ms. Hui ZHONG, aged 39, has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos.

Ms. Zhong has a Bachelor Degree in Public Utility Management from Dalian University of Technology in Dalian city, Liaoning province, China.

Ms. Dan LI, aged 36, currently is the vice president of enterprise operations for RD International Holdings Limited, an investment company providing investment and financial consulting services and selling of financial products to retail customers. Prior to this, from 2007 to 2012, Ms. Li was the corporate investment manager and senior investment analyst for a large financial group in Australia, focusing on investments in the securities market.

Ms. Li holds degrees in International Business from Monash University and the Australia Institute of Business and Technology, both institutions are based in Australia.

Dr. Heming CUI, aged 39, an assistant professor in Computer Science of the University of Hong Kong ("HKU") since January 2015. His research interests are in distributed system, IOT, big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Dr. Cui's research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IOT software. Dr. Cui's research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Dr. Cui's serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Dr. Cui's publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare. Before joining HKU, Dr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York.

Directors Resigned/Retired during the year and up to the date of this Report.

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

Ms. Xinmei SHI, aged 37, has over 16 years of financial and property industry experience. In the past 5 years, Ms. Shi has been working as the Sales Director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited, a financial institution offering a range of financial planning services and products including individual life insurance, investment-linked insurance, retirement investment products, health and medical insurance, general insurance and employee benefits in Hong Kong. Prior to that, Ms. Shi was the Financial Supervisor at China Overseas Property Group Company Limited, a company that is engaged in property development and commercial property management experience with a focus on developing quality properties in major cities in Hong Kong and China. Ms. Shi is currently an independent director of Wunong Net Technology Co. Ltd, a company listed on the NASDAQ, engaged in the e-commerce of food products and restaurants. Ms. Shi obtained her Bachelor's Degree in Finance and Trade from Anhui University in 2006 and her Master's Degree of Business Administration from UMT, Peking University.

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

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

●	Successful in achieving sales targets,
●	Successful contract negotiations,
●	Achievement of reaching operational/project milestones within scheduled time and/or budget, and
●	Our share price reaching a targeted level on the NASDAQ over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and officer in fiscal year of 2021.

	Short-term Benefits		Post-Employment		Share-based
	Benefits		Benefits		Payments		Total
	Salary &		Super-	Retirement
	Fees	Other	annulation	Benefits	Shares	Options
	A$	A$	A$	A$	A$	A$	A$
Mr. Xiaodong ZHANG	125,806	N/A	N/A	N/A	N/A	N/A	125,806
Ms. Jing ZHUO	64,742	N/A	N/A	N/A	N/A	N/A	64,792
Ms. Hui ZHONG	9,500	N/A	N/A	N/A	N/A	N/A	9,500
Ms. Dan LI(1)	6,048	N/A	N/A	N/A	N/A	N/A	6,048
Ms. Xinmei SHI	4,226	N/A	N/A	N/A	N/A	N/A	4,226
Dr. Heming CUI	26,267	N/A	N/A	N/A	N/A	N/A	26,267
Mr. Con UNERKOV	-	437,290	N/A	N/A	N/A	N/A	437,290
Mr. Uwe von PARPART	11,274	N/A	N/A	N/A	N/A	N/A	11,274
Mr. Wuhua ZHANG	12,000	N/A	N/A	N/A	N/A	N/A	12,000
Dr. Man-Chung CHAN	16,500	N/A	N/A	N/A	N/A	N/A	16,500
Mr. Luis PUYAT	12,149	N/A	N/A	N/A	N/A	N/A	12,149
Ms. Jannu Binti BABJAN	4,940	N/A	N/A	N/A	N/A	N/A	4,940
Total	293,452	437,290	N/A	N/A	N/A	N/A	730,742

(1)	Mr. Con Unerkov is employed under a service agreement provided by a related company.
58

Service Agreements

All the directors have formal letters of appointment in place that have been executed which outline their roles and responsibilities. The agreements with the Company have no fixed term and the directors' position can be terminated with cause without notice, and subject to the Company's Constitution. The letters of appointment executed do not provide for any termination payment to directors in the event of being terminated or removed from their positions. Our former director, Mr. Con Unerkov, has a service agreement provided by a related company. The service agreement can be terminated immediately for serious misconduct, and for all other cases, a 3 months' notice period. Please refer to the executive compensation table for details on director individual remuneration. Mr. Unerkov resigned from the Board on August 24, 2021.

Employee Share Option Plan

In August 2020, an Employee Share Option Plan ("2020 ESOP") was approved and established by the Board. The ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the Board may in its discretion determine. The 2020 ESOP was terminated by the Board in September 2021 and replaced by a new Employee Share Option Plan ("2021 ESOP") in December 2021. The 2021 ESOP was approved and established by the Board on December 23, 2021. This 2021 ESOP is available to eligible employees, consultants, and eligible persons (as the case may be) of the Company as the Board may in its discretion determine. See below under item 10.A for more information.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2021 as these amounts were expensed and paid as of this date.

C.       Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, the executive Chairman and director, one executive director and three independent non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of Board and management.

2.	Structure the Board to add value. Companies should have a Board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2021, we varied from the Recommendations in the following area:
59

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2021 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, that a listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors. Our Board of Directors currently have five directors, of which three are non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three independent non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Dr. Heming Cui, Ms. Hui Zhong and Ms. Dan Li qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the "independence" requirements of the U.S. Securities and Exchange Commission, and NASDAQ Marketplace Rules. Our Audit Committee is currently composed of Dr. Heming Cui, Ms. Hui Zhong and Ms. Dan Li. Dr Heming Cui is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Dr. Heming Cui, Ms. Hui Zhong and Mr. Xiaodong Zhang are the current members of the Nomination and Remuneration Committee. Dr. Heming Cui and Ms. Hui Zhong both qualified as an "independent director" within the meaning of NASDAQ Marketplace Rules. Dr. Heming Cui is the chairman of this committee.

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

●	NASDAQ requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding Ordinary Shares - In Australia, we do not have an express requirement that each listed company have a quorum of any particular number of the outstanding Ordinary Shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements in Australia and is appropriate and typical of generally accepted business practices in Australia.

●	The NASDAQ requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The NASDAQ and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. In Australia, unlike NASDAQ, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director's status as independent and it does not require that a majority of the issuer's board of directors be independent, as long as the issuer publicly discloses this fact. In addition, in Australia, it is not required that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements in Australia and that it is appropriate and typical of generally accepted business practices in Australia.

●	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

●	The NASDAQ requirements under Rules 5605(d) that compensation of an issuer's officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board's selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The NASDAQ compensation committee requirements are not identical to the Australia's remuneration and nomination committee requirements. We have established a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements in Australia and which we believe is appropriate and typical of generally accepted business practices in Australia.

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

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

●	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

●	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of IMTE, whether civil or criminal, and whatever their outcome.

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

D.       Employees

As of December 31, 2019, we had 53 employees. Of these employees, 2 were employed in administration located in Australia, 11 employees in finance, administration and management located in Hong Kong and 14 employees in operations located in Hong Kong, 7 employees in finance, administration and management located in China and 19 employees in operations located in China.

As of December 31, 2020, we had 15 employees and of these employees, 2 were employed in administration in Australia, 6 employees in finance, administration and management located in Hong Kong, and 7 employees in operation located in Hong Kong. There were no employees employed in finance, administration, management and operations in China.

As of December 31, 2021, we had 13 employees and of these employees, 1 was employed in administration in Australia, 6 employees in finance, administration and management located in Hong Kong, and 1 employee in operation located in Hong Kong. There was 1 employee employed in finance, administration, and management, and 3 employees in operations in China, and 1 employee in finance, and administration and management in Korea.

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

A.       Major Shareholders

The following table sets forth information regarding shares of our Ordinary Shares beneficially owned as of April 19, 2022 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Technology Limited at Suite 801, 8/F, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong.

For purposes of computing the percentage of outstanding Ordinary Shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of April 19, 2022, there were 14,753,331 outstanding shares.

		Options	Note	Total Stock and
	Ordinary	Exercisable	Convertible	Stock Based
Name	Shares	Within 60 Days	Within 60 Days	Holdings	% Ownership

Xiaodong Zhang(1)(4)	354,478	-	-	354,478	2.1%
Jing Zhuo(1)	-	-	-	-	-
Dr. Heming Cui	-	-	-	-	-
Hui Zhong (2)	-	-	-	-	-
Dan Li (3)	-	-	-	-	-
All directors as a group (5 persons)	354,478	-	-	354,478	2.1%
Xinhaixin International Holdings Limited (5)	1,685,000	-	-	1,685,000	9.97%

Notes:

(1)	Appointed as a director of the Company on July 19, 2021.

(2)	Appointed as a director of the Company on August 3, 2021.

(3) Appointed as a director of the Company on August 31, 2021.

(4) Kingzhongming International Holdings Limited, a company incorporated in the British Virgin Islands, is a company wholly owned and controlled by our director Xiaodong Zhang.

(5) Xinhaixin International Holdings Limited, a company incorporated in the British Virgin Islands, is a company wholly owned and controlled by Mr. Yongquan Bi.

B.       Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2021, 2020 and 2019.

For the year ended December 31, 2021

During the year, the Group had the following related party transactions:

a)	Company secretarial and consulting service fees for the services of our executives totalling A$787,618 to entities controlled by former CFO and Company Secretary, Mr. Cecil Ho.

b)	On February 5, 2021, CIMC Marketing Pty Limited, a subsidiary of the Company, acquired 500 million shares for A$500,000 (approximately US$381,000) representing approximately 15% of the then equity interest in Oakridge International Limited (formerly Xped Limited) ("Oakridge"). Mr. Con Unerkov, the then Chairman and Chief Executive Officer of the Company, was also the Chairman and Chief Executive Officer of Oakridge. Mr. Cecil Ho, the Chief Financial Officer of the Company, was also the then Chief Financial Officer of Oakridge until March 10, 2021.
63

For the year ended December 31, 2020

During the year, the Group had the following related party transactions:

a)	Purchase of products and payment of services fees of A$29,794 and A$67,187 respectively from Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

b)	Purchase of products of A$274,417 from Integration Multimedia Techno., an entity controlled by Mr. Zhang Wuhua, a former director;

c)	Sales of products of A$8,490 to Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

d)	Sales of products of A$315,034 to SWIS Co., Limited, a subsidiary of our substantial shareholder;

e)	Service fee paid of A$21,812 to Marvel Research Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee Lee;

f)	Service fee paid of A$193,972 to Marvel Digital Group Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

g)	Company secretarial and service fees paid of A$607,659 to Asset Union Limited, an entity controlled by Company Secretary, Mr. Cecil Ho.

For the year ended December 31, 2019

During the year, the Group had the following related party transactions:

a)	Purchase of products of A$523,650 from related parties;

b)	Service fees paid of A$571,519 to related parties;

c)	Interest income of A$115,678 by the ultimate holding company;

d)	Company secretarial and service fees paid of A$563,196 to related parties;

e)	the Group incurred expenditure of A$40,000 (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMTE is a director of BDO Administration (SA) Pty Ltd;

f)	the unsecured bank overdraft and bank borrowings are personally guaranteed by our former director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal year ending December 31, 2021 are included in Item 18 of this Annual Report on Form 20-F.

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

On December 21, 2020, the Company entered into a placement agreement selling 307,692 shares in the Company at a price of US$3.25 per share raising US$1.0 million.

On December 21, 2020, the Company completed the US$1.65 million convertible debt agreement. The Convertible Note is without interest, matures in 2 years from the date of the Convertible Note and is convertible into ordinary share of the Company at a conversion price of US$3.25 for the period from 2 months after the issuance of the Convertible Note to its maturity.

On February 2, 2021, the Company issued 17,744 Ordinary Shares at a share price of US$3.6125 per share for a total subscription amount of US$64,100 (A$84,106) for the performance remuneration.

On February 5, 2021, the Company issued 2,768 Ordinary Shares at a share price of US$3.6125 per share for a total subscription amount of US$10,000 (A$13,176) for the performance remuneration.

On February 22, 2021, the Company issued 625,000 Ordinary Shares at a share price of US$4.00 per share to raise US$2,500,000 (A$3,162,500) for working capital.

On March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400 (approximately A$2,964,220). The use of the proceeds is to build out manufacturing infrastructure and working capital.

On March 23, 2021, the Company issued 708,000 Ordinary Shares at a price of US$6.50 per share to raise US$4,602,000 (approximately A$6,046,320) for developing its current businesses, corporate expenditures and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements ("SPA") with three accredited investors ("Investors") for the total sale of 888,887 Ordinary Shares of, no par value, of the Company ("Ordinary Shares") at a price of US$3.15 per share (the "Cash Offerings"). The Cash Offerings generated net cash proceeds of approximately US$2,765,000 (approximately A$3,846,261) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company's electronic glass business and working capital.

On January 3, 2022, the Company entered into convertible note purchase agreements with 8 individual investors outside the United States raising a total of US$10 million by the issuance of US$10 million convertible notes ("Note"). The Note bears interests at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. On the same date, the notes were converted and a total of 3,205,128 shares were issued.

On January 19, 2022, the Company issued a total of 664,871 Ordinary Shares as a result of the conversion of convertible promissory note of HK$14,000,000 issued on January 20, 2020.

In March 2022, the Company approved the issuance of 698,888 shares at a price of US$4.50 per share for a total raise of about US$3.14 million. The Company intends to use the net cash proceeds for the purchase of equipment for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

In April 2022, the Company issued a total of 507,692 Ordinary Shares as a result of the conversion of convertible promissory note of US$1,650,000 by Nextglass Technologies Corp.

Warrants

On February 20, 2020 the Company entered into a SPA for the sale of 158,730 Ordinary Shares of the Company and warrants ("Warrants") to purchase up to 126,984 Ordinary Shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. If the VWAP of the Company's Ordinary Shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.  On May 12, 2020, all the Warrants were exercised by means of a cashless exercise

On January 3, 2022 in connection with the sale of the convertible note, the Company issued to the noteholders warrants to purchase up to 2,139,032 shares raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. The Company intends to use the net cash proceeds for supporting the acquisition and building out of manufacturing infrastructure and working capital of the Company.

Options

The Company had no employee share options outstanding as of December 31, 2021.

2020 Employee Share Option Plan

In August 2020, an Employee Share Option Plan ("2020 ESOP") was approved and established by the board. The 2020 ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the board may in its discretion determine. The total number of the shares which may be offered by the Company under the 2020 ESOP shall not at any time exceed 5% of the Company's total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period. The shares are to be issued at a price determined by the board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the board at its sole discretion.

In September 2020, the Company, subject to shareholders' approval, granted options to subscribe up to 261,000 Ordinary Shares for employees, directors and consultants under the 2020 ESOP. This term of the option is two years and have vesting period of the option holder over two years vesting period. The exercise prices will range from US$3.50 to US$3.70 per share. Each option when exercised will entitle the option holder to one ordinary share in the Company. Options will be able to be exercisable on or before an expiry date, will not carry any voting or dividend rights and will not be transferable except on death of the option holder. In September 2021 these options and the 2020 ESOP were cancelled by the Board.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan ("2021 ESOP"). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company [upon determined by the Remuneration Committee or other body/ person as determined by the Board] and at the absolute discretion of the Board. The 2021 ESOP is valid for 10 years term. The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price and other relevant terms of an option is to determine by the Board at its sole discretion. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 20% of the Company's total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1001.

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

Subscription Agreement for 60% Equity interests in World Integrated Supply Ecosystem Sdn Bhd. ("WISE")

On January 20, 2022, the Company entered into a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd. ("WISE"), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products. WISE will be providing halal certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the halal certification process. WISE is working towards being appointed by JAKIM Malaysia as an accredited certification body to conduct the auditing process and certify product application. WISE will also work with other certification bodies worldwide that have been accredited by JAKIM, thereby extending our reach to the global markets.

Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited

On December 29, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non-Fungible Token) trading market. Under the Cooperation Agreement, the Company shall invest up to US$1 million for 60% equity interests in Ace Corporation Limited to develop, establish, and operate a trading marketplace platform called "Ouction" at www.ouction.io. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce. Ouction also plans to develop cross-industrial synergy and economic value from the new NFT marketplace it creates. Ouction's marketplace plans to be a niche market in art, historical artifacts, photos and videos.

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

On January 19, 2022, the noteholder converted this Note and 664,871 shares in the Company was issued.

US$3 million funding with Nextglass Technologies Corp ("Nextglass")

On August 6, 2020, the Company entered into two agreements with Nextglass, an independent third party, to raise a total of US$3,000,000. The first agreement is a placement of 450,000 shares at a share price of US$3.00 per share to raise US$1,350,000. The second agreement is a Convertible Note Purchase Agreement (the "Purchase Agreement"), which Nextglass will invest US$1,650,000 under a convertible note (the "Note") without interest, maturing in two years from the date of the Note. The holder of the Note or the Company has the right to convert the principal into Ordinary Shares of the Company at a conversion price of US$3.25 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells Ordinary Shares below the conversion price within 12 months after the date of the Note. The Note cannot be prepaid. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company.

In April 2022, the noteholder converted this Note and 507,692 shares in the Company was issued.

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

For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko

Purchasing Product Designs and Moulds for New Filter Design

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited (without approval) from acquiring 20% or more of the shares in any company having total assets of A$252 million or more (or A$1,094 million or more in case of private (non-government) U.S. investors). "Associates" is a broadly defined term under the Takeovers Act and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	any person with whom the person is acting, or proposes to act, in concert;

●	partners, officers of companies, the company, employers and employees, and corporations;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person; and

●	associations between trustees and substantial beneficiaries of trust estates.

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

If the level of foreign ownership exceeds 40% at any time (or if one individual not ordinarily resident in Australia, a foreign corporation or a foreign government holds at least 20%), we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business with assets totalling over A$252 million (or A$1,094 million if we were considered a private US investor); or (ii) any direct or indirect ownership in certain real estate interests.

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

Australian Tax Consequences

Non-Australian residents may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax is paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America who is entitled to the benefits of the Australia/US double tax treaty and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are unfranked. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15% where the benefits of the treaty apply. It should be noted, however, that under Section 128B(3) of the Income Tax Assessment Act 1936 (Cth), to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. "Franked dividends" is the expression given to dividends when the profits out of which those dividends are paid have been taxed at company level and such tax is allocated to the dividend. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

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

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See "Item 8.A. Financial Statements and Other Financial Information-Dividend Policy."

Capital gains tax in Australia is payable on net assessable real gains over the period in which the shares have been held, that is, the difference between the selling price and the total cost price calculated under Australian tax law. In some cases the cost price may be indexed for inflation, or, if the shares have been held for more than one year, certain taxpayers can, with respect to shares held for more than one year, be eligible for a discount of up to 50% of the gross gain. Capital losses may be available to offset capital gains.

Stamp Duty

Any transfer of shares through trading on the NASDAQ, whether by Australian residents or foreign residents, should not be subject to stamp duty.

Australian Death Duty

Australia does not have estate or death duties. Generally, no capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

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

See "Item 4.C. Information on the Company - Organizational Structure."

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

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2021. Based on that evaluation, the Executive Chairman and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2021.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (the "2013 Framework") Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting is not effective as of December 31, 2021 under the COSO 2013 Framework.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2021:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override; and

ii.	ineffective controls over period end financial disclosure and reporting processes; and

iii.	Lack of technical accounting expertise to evaluate complex accounting transactions, such as convertible promissory notes; and

iv.	Lack of formal accounting processes over key accounting areas.

Management believes that the material weaknesses set forth in items (i) through (ii) above did not have an effect on the Company's financial reporting during the year ended December 31, 2021.

Remediation of Material Weaknesses

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5), or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management believes that the Company's consolidated financial statements previously filed in the Company's SEC reports have been properly recorded and disclosed in accordance with IFRS, we have designed and plan to implement, or in some cases have already implemented, the specific remediation initiatives described below:

●	We plan to retain additional accounting personnel and continue to enhance our internal finance and accounting organizational structure.

●	We are in the process of further enhancing the supervisory procedures to include additional levels of analysis and quality control reviews within the accounting and financial reporting functions.

While we now believe that these material weaknesses are continuing being addressed, we will continue our remediation efforts during fiscal year 2022.

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

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company's website at www.imtechltd.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2021.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company has not paid for services provided by Audit Alliance LLP and affiliated entities, the current auditor of the Group, as they were appointed as auditors of the Company on December 30, 2021. During the year 2021 and 2020, the following fees were paid or payable for services provided by Ramirez Jimenez International CPAs, the former auditor of the Group.

Fee Category	2021		2020
Audit Fees	US$	145,000	US$	45,820
Audit-Related Fees	US$	17,400	US$	9,680
Tax Fees	US$	-	US$	-
All Other Fees	US$	37,125	US$	-

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

The Company announced that on December 30, 2021, the Company dismissed Ramirez Jimenez International CPAs ("RJI") as our independent registered public accounting firm. On December 30, 2021, the Company appointed Audit Alliance LLP ("Alliance") as the Company's independent registered public accounting firm. This change in the Company's independent registered public accounting firm was approved by the Board of Directors on December 29, 2021.

RJI's reports on the financial statements for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or auditing principles. The Company did have a going concern for each of these three years.

During the period of RJI's engagement there were (i) no disagreements between the Company and the former accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report; and (ii) no "reportable events" as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2020 and 2019, neither the Company, nor someone on behalf of the Company, has consulted Alliance regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

Integrated Media Technology Limited

Financial Statements - Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the "Company") and its subsidiaries (collectively, the "Group") as of December 31, 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of their operations, and their cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately A$6.6 million and used cash in operating activities in the amount of approximately A$8.0 million during the year ended December 31, 2021, and had accumulated losses of approximately A$37.2 million and had net current liabilities of approximately A$6.5 million as of December 31, 2021, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 21 and 22 to the consolidated financial statements, during the year ended December 31, 2021, the Group issued two convertible promissory notes. The Group analyzed these convertible promissory notes for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

April 28, 2022

We have served as the Group's auditor since 2021.

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

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 21 and 22 to the consolidated financial statements, during the year ending December 31, 2020, the Company issued two convertible promissory notes. The Company analyzed these convertible promissory notes for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

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

/s/ Ramirez Jimenez International CPAs

Ramirez Jimenez International CPAs

April 30, 2021

We have served as the Group's auditor since 2018.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2021 A$	2020 A$	2019 A$

Revenue, net	4	193,113	1,744,629	1,275,425
Cost of sales		(149,447)	(1,311,566)	(1,008,821)
		43,666	433,063	266,604

Interest income		18,864	6,197	115,762
Gain on disposal of plant and equipment		-	-	212,195
(Loss)/gain on fair value change in derivative financial instruments	21	(842,463)	2,312,197	127,551
Other income	5	335,807	82,561	807,831
		(444,126)	2,834,018	1,529,943

Expenses
Employee benefit expenses	7	(1,613,922)	(2,212,643)	(4,034,378)
Depreciation and amortization expenses	7	(1,326,811)	(2,078,762)	(3,174,784)
Professional and consulting expenses		(2,376,038)	(1,373,907)	(2,019,970)
Travel and accommodation expenses		(91,385)	(40,895)	(281,895)
Office expenses and supplies		(142,482)	(310,360)	(312,343)
Rental costs	7	(116,406)	(126,382)	(637,321)
Other operating expenses		(378,500)	(480,015)	(794,036)
Finance costs	6	(2,000,952)	(2,100,272)	(1,561,625)
Provision for impairment loss of goodwill		-	-	(4,486,301)
Reversal/ (Provision) of allowance for inventory obsolescence	7	9,439	17,671	(799,871)
Provision for bad debt		(14,390)	(58,932)	-
Gain/ (loss) on disposal of subsidiaries	24	1,998,269	(28,990)	-
Plant and equipment written off		-	(110)	-
Provision for impairment loss on intangible assets	15	-	(3,459,340)	-
Development projects written off		-	(930,356)	-
Exchange loss		(88,322)	(194,383)	(10,296)
Total expenses		(6,141,500)	(13,377,676)	(18,112,820)

Loss before income tax	7	(6,585,626)	(10,543,658)	(16,582,877)
Income tax expense	8	-	-	(117,322)

Loss for the year		(6,585,626)	(10,543,658)	(16,700,199)

Other comprehensive income
Items that may be re-classified subsequently to profit or loss:
Fair value through other comprehensive income		62,500	-	-
Exchange differences on translation of financial statements of overseas subsidiaries		158,547	55,673	157,471

Other comprehensive income for the year, net of tax		221,047	55,673	157,471

Total comprehensive loss for the year		(6,364,579)	(10,487,985)	(16,542,728)

Loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(5,771,510)	(10,034,077)	(15,646,147)
Non-controlling interests		(814,116)	(509,581)	(1,054,052)

		(6,585,626)	(10,543,658)	(16,700,199)

Total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(5,830,540)	(9,885,412)	(15,540,317)
Non-controlling interests		(534,039)	(602,573)	(1,002,411)

		(6,364,579)	(10,487,985)	(16,542,728)

Loss per share		A$	A$	A$
- Basic and Diluted	10	(0.70)	(2.33)	(4.63)

The above consolidated statements of profit or loss and comprehensive loss should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

		December 31,
		2021	2020
	Note	A$	A$
ASSETS
Current Assets
Cash and cash equivalents		274,767	2,194,084
Inventories	11	-	187,401
Right-of-use assets	20(a)	513,942	-
Trade and other receivables	12	486,121	1,164,605
Other assets	13	2,006,636	2,089,897

Total Current Assets		3,281,466	5,635,987

Non-Current Assets
Plant and equipment, net	14	6,441,734	7,317,678
Other assets – equipment deposits		11,459,195	-
Financial asset at fair value through other comprehensive income	16	562,500	-
Intangible assets and goodwill	15	1,900,589	-
Right-of-use assets	20(a)	1,444,927	-

Total Non-Current Assets		21,808,945	7,317,678

TOTAL ASSETS		25,090,411	12,953,665

LIABILITIES
Current Liabilities
Trade and other liabilities	17	2,424,717	3,589,164
Amounts due to related companies	18	247,406	237,674
Amount due to holding company	19	-	532,718
Lease liabilities	20(b)	425,567	-
Derivative financial instruments	21	2,321,003	-
Convertible promissory notes	22	4,311,416	-

Total Current Liabilities		9,730,109	4,359,556

Non-current Liabilities
Lease liabilities	20(b)	1,403,932	-
Derivative financial instruments	21	-	1,478,540
Deferred tax liabilities	8	-	13,668
Convertible promissory notes	22	-	2,196,049

Total Non-Current Liabilities		1,403,932	3,688,257

TOTAL LIABILITIES		11,134,041	8,047,813

NET CURRENT (LIABILTIES) / ASSETS		(6,448,643)	1,276,431

NET ASSETS		13,956,370	4,905,852

CAPITAL AND RESERVES
Issued capital (no par value, 9,329,420 and 6,513,671 ordinary shares issued and outstanding as of December 31, 2021 and 2020, respectively)	25	48,144,406	32,089,997
Foreign currency translation reserve	26(a)	762,348	883,878
Other reserves	26(b)	62,500	2,704,452
Accumulated losses		(37,169,358)	(34,102,300)

Equity attributable to equity shareholders of Integrated Media Technology Limited		11,799,896	1,576,027
Non-controlling interests		2,156,474	3,329,825

TOTAL EQUITY		13,956,370	4,905,852

Ordinary shares issued		9,329,420	6,513,671

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

 INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars)

	Attributable to owners of the Group
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance as of December 31, 2019 and as of January 1, 2020	18,902,029	(10,676,713)	629,383	4,959,089	2,807,963	16,621,751
Loss for the year	-	(15,646,147)	-	-	(1,054,052)	(16,700,199)
Other comprehensive income for the year, net of tax	-	-	105,830	-	51,641	157,471
Total comprehensive loss for the year	-	(15,646,147)	105,830	-	(1,002,411)	(16,542,728)

Transfer convertible bond reserves (Note 26 (b))	-	535,948	-	(535,948)	-	-
Balance as of December 31, 2019 and as of January 1, 2020	18,902,029	(25,786,912)	735,213	4,423,141	1,805,552	79,023

Changes in equity for 2020:
Loss for the year	-	(10,034,077)	-	-	(509,581)	(10,543,658)
Other comprehensive income / (loss) for the year, net of tax	-	-	148,665	-	(92,992)	55,673
Total comprehensive loss for the year	-	(10,034,077)	148,665	-	(602,573)	(10,487,985)
Transfer other reserve to accumulated losses	-	1,718,689	-	(1,718,689)	-	-
Acquisition of subsidiaries	-	-	-	-	3,888,027	3,888,027
Disposal of subsidiaries	-	-	-	-	(1,761,181)	(1,761,181)
Issuance of new ordinary shares – cash (Note 25(b))	7,121,283	-	-	-	-	7,121,283
Issuance of new ordinary shares – conversion of debt (Note 25(b))	4,122,562	-	-	-	-	4,122,562
Issuance of new ordinary shares – services (Note 25(b))	23,249	-	-	-	-	23,249
Issuance of new ordinary shares – acquisition (Note 25(b))	2,060,000	-	-	-	-	2,060,000
Legal expenses in respect of issuance of shares (Note 25(b))	(139,126)	-	-	-	-	(139,126)
Balance as of December 31, 2020 and as of January 1, 2021	32,089,997	(34,102,300)	883,878	2,704,452	3,329,825	4,905,852

Changes in equity for 2021:
Loss for the year	-	(5,771,510)	-	-	(814,116)	(6,585,626)
Fair value through other comprehensive income	-	-	-	62,500	-	62,500
Other comprehensive income for the year, net of tax	-	-	(121,530)	-	280,077	158,547
Total comprehensive loss for the year	-	(5,771,510)	(121,530)	62,500	(534,039)	(6,364,579)
Transfer from other Reserve to Accumulated Loss	-	2,704,452	-	(2,704,452)	-	-
Acquisition of subsidiary	-	-	-	-	983,928	983,928
Disposal of subsidiaries	-	-	-	-	(1,623,240)	(1,623,240)
Issuance of new ordinary shares for cash (Note 25(b))	16,054,409	-	-	-	-	16,054,409
Balance as of December 31, 2021	48,144,406	(37,169,358)	762,348	62,500	2,156,474	13,956,370

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

		Years Ended December 31,
		2021	2020	2019
	Note	A$	A$	A$
Cash flows from operating activities
Loss before income tax		(6,585,626)	(10,543,658)	(16,582,877)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Depreciation and amortization		1,326,811	2,078,762	3,174,784
Impairment loss of trade receivables		14,390	58,932	11,052
Provision for inventories obsolescence		(9,439)	(17,671)	799,871
Loss / (gain) on disposal of subsidiaries	24	(1,998,269)	28,990	-
Gain on disposal on plant and equipment		-	-	(212,195)
Plant and equipment written off		-	110	-
Provision for impairment loss on intangible assets		-	3,459,340	-
Development projects written off		-	930,356	-
Provision for impairment loss of goodwill		-	-	4,486,301
Net cash (outflows) / inflows from changes in working capital	30(b)	(719,193)	(2,186,276)	1,783,050

Net cash used in operating activities		(7,971,326)	(6,191,115)	(6,540,014)

Cash flows from investing activities
Capital injection from minority shareholders		542,887	1,920,153	-
Payments for acquisition of plant and equipment		(71,109)	(7,236,260)	(1,223,028)
Payments for other assets – equipment deposits		(11,459,195)	-	-
Payments for intangible assets		(624,095)	-	(7,283)
Payments for development projects		-	(125,520)	(598,306)
Payments for investment in financial assets		(500,000)	-	-
Disposal of subsidiaries, net of cash disposed of	24	(32,927)	855,506	-

Net cash used in investing activities		(12,144,439)	(4,586,121)	(1,828,617)

Cash flows from financing activities
Advances from of amounts due to related companies		-	840,509	3,954,640
Advance from other liabilities		-	211,567	2,610,091
Advance from / (repayment) to holding company		(562,201)	-	501,343
Fair value change in derivative financial instruments		842,463	(2,312,197)	(127,551)
Interest income from ultimate holding company		-	-	(115,678)
Interest received from ultimate holding company		-	-	18,714
Interest accrued for lease liabilities		28,371	32,526	109,675
Finance costs for convertible bonds		1,895,371	1,693,890	1,316,702
Interest paid for convertible bonds		-	(185,469)	(209,392)
Proceeds from bank borrowings		-	-	930,334
Repayment of bank borrowings		-	-	(840,285)
Repayment for convertible bonds		-	(4,668,195)	-
Payment of lease liabilities		(138,156)	(320,851)	(573,010)
Proceeds from issuance of convertible promissory notes		-	4,913,100	-
Net Proceeds from issuance of ordinary shares		16,054,409	13,187,968	-

Net cash provided by financing activities	30(a)	18,120,257	13,392,848	7,575,583

Net increase / (decrease) in cash and cash equivalents		(1,995,508)	2,615,612	(793,048)
Effect of exchange rate changes on cash and cash equivalents		76,191	(254,770)	619,705
Cash and cash equivalents at the beginning of financial year		2,194,084	(166,758)	6,585

Cash and cash equivalents at the end of financial year		274,767	2,194,084	(166,758)
Analysis of cash and cash equivalents:
Cash and bank balances		274,767	2,194,084	735,724
Bank overdraft		-	-	(902,482)
Cash and cash equivalents		274,767	2,194,084	(166,758)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

 INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited ("IMTE") and its controlled entities for the years ended December 31, 2021, 2020 and 2019 which were authorized for issue by the Board of Directors on April 28, 2022. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, Hong Kong and China.

The Company and its subsidiaries are referred to as the "Group".

Going Concern

The Group's consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of December 31, 2021, the Group had accumulated losses of A$37,169,358 and generated a net loss in 2021 of A$6,585,626 and had net current liabilities of A$6,448,643. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. For the year ended December 31, 2021, the Group was successful in raising a total of approximately US$12.3 million through equity financing for the repayment of debts and for working capital in the Group. Subsequent to the balance sheet date from January 2022 to the date of this report, the Group has raised a total of US$15.2 from debt and equity fund raising. The funds raised are to be used for the build out of infrastructure, purchase of equipment and working capital. The Group will need to continue to raise funds through the sale of its equity securities and issuance of debt instruments to obtain additional operating capital. The Group is and will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Based on the Group's current rate of cash outflows, cash on hand and proceeds from the recent sales of equity securities and convertible notes after the year ended, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next 12 months for the investments in the switchable glass operations.

The Group's plans with respect to its liquidity issues include, but are not limited to, the following:

1)       Continue to raise financing through the sale of its equity and/or debt securities;

2)       Continue developing its business, products and services and seek strategic partnerships and cooperative arrangement to grow our revenue and profitability.

The Group is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Group can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

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

(b)       Principles of Consolidation

The consolidated financial statements comprise the financial statements of IMTE and its subsidiaries as at December 31, 2021 (the "Group"). Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. A list of the controlled entities as at December 31, 2021 is disclosed in Note 23 to the consolidated financial statements.

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

(iv)       Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalized from the date of application. They have a definite useful life and are carried at cost less accumulated amortization. They are amortized using the straight-line method over their estimated useful lives for a period of 8 to 15 years.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Group presents right-of-use assets that do not meet the definition of investment property in property, plant and equipment' and lease liabilities in loans and borrowings' in the statement of financial position.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(i)       Trade deposits

Trade deposits are payments in advance to suppliers of equipment, products and services, which are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less impairment losses, except where the effect of discounting would be immaterial.

(j)       Plant and Equipment

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

(k)       Foreign Currency Translation

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

For years ended December 31, 2021 and 2020, the comprehensive income was A$762,348 and A$883,878 respectively which was mainly resulted from the translation of the foreign operations in Hong Kong (HK$), China (RMB) and United States (USA) into Australia dollars. The significant monetary items denominated in currencies other than Australia dollars include intangible assets and goodwill, due to related companies, amount due to ultimate holding company, borrowings, convertible bonds and derivative financial instruments.

(l)       Trade and Other Receivables

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

(m)       Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

(n)       Provisions and Contingent Liabilities

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

(o)       Borrowings

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

(p)       Borrowing Costs

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

(q)       Convertible Promissory Note

Convertible promissory note that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition the liability component of the convertible promissory note is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible promissory note as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bonds are converted or redeemed.

If the note are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the note are redeemed, the capital reserve is released directly to retained profits.

(r)       Derivative Financial Instruments

Derivative financial instruments are recognised at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(s)       Employee Benefits

(i)       Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the date of the statement of financial position.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)       Pension obligations

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(t)       Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

(u)       Revenue

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

(v)       Sales Taxes

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)       Earnings Per Share

(i)       Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

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

(x)       Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(y)       Related Party Transactions

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

(z) Government grants

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

(aa) Fair Value

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

(ab) Financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i)       Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

(i)       Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

(ii)       Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

(iii)       Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company's right to receive the dividends is established, unless the Company's rights clearly represent a recovery of part of the cost of the investment.

(iv)       Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

(ii)       Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

(iii)       Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

(ac) New, Revised or Amending Accounting Standards and Interpretations

(i)       The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2021:

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

• A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

• Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

• Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Group has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii)       New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations issued by the IASB which are not yet mandatorily applicable to the Group have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Group are set out as below and not expected to have a significant impact on the Group"s consolidated financial statements. The Group does not plan to adopt these standards early.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
Annual Improvements to IFRS Standards 2018-2020 Cycle "Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture"	January 1, 2022
Amendments to IFRS 3 "Reference to the Conceptual Framework"	January 1, 2022
Amendments to IFRS 10 and IAS 28 "Sales or Contribution of Assets between an Investor and its Associate or Joint Venture"	To be determined by IASB
Amendments to IAS 1 "Classification of Liabilities as Current or Non-current"	January 1, 2023
Amendments to IAS 1 "Disclosure of Accounting Policies"	January 1, 2023
Amendments to IAS 8 "Definition of Accounting Estimates"	January 1, 2023
Amendments to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction"	January 1, 2023
Amendments to IAS 16 "Property, Plant and Equipment: Proceeds before Intended Use"	January 1, 2022
Amendments to IAS 37 "Onerous Contracts - Costs of Fulfilling a Contract"	January 1, 2022

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

(i)       Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor's financial position. Refer to Note 12 for further details.

(ii)       Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other events. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down. Please refer to Note 3(e) and 3(j) for further detail.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii)       Income tax

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

(iv)       Capitalized technology development expenditure in intangibles

In determining which technology development expenditure may be capitalized the Group applies judgement to distinguish those costs which have a direct relationship to the criteria for capitalization described in accounting policy Note 3e, from those which should be expensed in the period incurred. This involves evaluating the nature of work performed by staff as well as universities, educational and professional institutions, third party consultants and contractors, and in many cases includes a judgmental apportionment of costs.

(v)       Impairment of non-financial assets

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

(vi)       Fair value of convertible bonds

The fair value of convertible bonds are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

(vii)       Fair value of derivative financial instruments

The fair values of derivative financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry such as option pricing models. To the extent practical, the models use observable data. In addition, valuation adjustments may be adopted if factors such as credit risk are not considered in the valuation models. Management judgement and estimates are required for the selection of appropriate valuation parameters, assumptions and modelling techniques.

(viii)       Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Group uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Group estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	3,980	1,427,157	1,273,921
Sales of software and technology solutions	-	-	1,504
Sales of air- filter products	189,133	317,472	-

Total Revenue	193,113	1,744,629	1,275,425

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has six operating segments for the year ended December 31, 2021 (2019: three and 2020: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) the sale of electronic glass, (3) sale of nano coated plates and air filters, (4) provision of credit risk analysis, (5) IoT and (6) Corporate.

Disaggregation of Revenue

Timing of transfer of good or services

2021	At a point in time A$	Over time A$	Total A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	3,980	-	3,980
Sales of air- filter products	189,133	-	189,133

Total Revenue	193,113	-	193,113

2020	At a point in time A$	Over time A$	Total A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,342,444	84,713	1,427,157
Sales of air- filter products	317,472	-	317,472

Total Revenue	1,659,916	84,713	1,744,629

2019	At a point in time A$	Over time A$	Total A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,164,103	109,818	1,273,921
Sales of software and technology solutions	1,504	-	1,504

Total Revenue	1,165,607	109,818	1,275,425
F-24

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Revenue by geographic location

The Group's operations are located in Korea, Hong Kong and China. The following table provides an analysis of the Group's sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Hong Kong	3,980	1,366,200	1,195,150
China	6,846	60,956	80,275
Korea	-	315,034	-
USA	104,164	-	-
Malaysia	78,123	-	-
Other	-	2,439	-

	193,113	1,744,629	1,275,425

Non-current assets by geographic location

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Australia	562,500	-	-
USA	4,599,618	-	-
Hong Kong	1,946,263	262,626	13,136,585
China	4,138,043	2,139,605	1,580,444
Korea	10,562,521	4,915,447	-

	21,808,945	7,317,678	14,717,029
F-25

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Major customers

For the year ended December 31, 2021, the Group has two individual customers (2020 and 2019: 4 and 2 respectively) with revenues comprising more than 10% of Group's revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2021		December 31, 2020		December 31, 2019
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$

Customer A	-	-	16.23%	-	41.00%	-
Customer B	53.93%	104,645	-	-	-	-
Customer C	-	-	-	-	13.00%	116,488
Customer D	40.45%	78,483	-	-	-	-
Customer E	-	-	41.23%	628,621	-	-
Customer F	-	-	18.05%	314,892	-	-
Customer G	-	-	10.87%	179,338	-	-

Segment information for the reporting period is as follows:

For the year ended December 31, 2021	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales of electronic glass A$	Sales of air- filter products A$	Provision of credit risk analysis A$	IoT A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	3,980	-	189,133	-	-	-	193,113
Interest income	18,859	-	-	5	-	-	18,864
Fair value change in derivative financial instruments	-	-	-	-	-	(842,463)	(842,463)
Other income	-	-	-	-	39,731	296,076	335,807
Segment revenue	22,839	-	189,133	5	39,731	(546,387)	(294,679)

Cost of sales	2,721	6,654	140,072	-	-	-	149,447
Employee benefit expenses	215,757	105,680	-	10,925	550,817	730,743	1,613,922
Depreciation and amortization expenses	109,325	913	1,049,125	-	25,976	141,472	1,326,811
Professional and consulting expenses	5,802	8,772	36,881	307,700	1,179,003	837,880	2,376,038
Travel and accommodation expenses	7,980	65,808	-	10,633	919	6,045	91,385
Other operating expenses	1,534,404	92,035	23,855	66,372	692,327	(1,683,283)	725,710
Provision for obsolence inventory	(9,439)	-	-	-	-	-	(9,439)
Provision for bad debts	-	-	14,390	-	-	-	14,390
(Gain)/ Loss disposal of subsidiaries	(6,927,976)	-	-	-	-	4,929,707	(1,998,269)
Finance costs	16,763	60,448	3,009	-	(33,335)	1,954,067	2,000,952
Segment expenses	(5,044,663)	340,310	1,267,332	395,630	2,415,707	6,916,631	6,290,947
Segment operating (loss) / profit	5,067,502	(340,310)	(1,078,199)	(395,625)	(2,375,976)	(7,463,018)	(6,585,626)

Segment assets 2021	-	15,645,858	6,417,042	2,049,261	767,670	210,580	25,090,411
Segment liabilities 2021	-	(1,737,509)	(457,741)	(808,980)	(287,802)	(7,842,009)	(11,134,041)
	-	13,908,349	5,959,301	1,240,281	479,868	(7,631,429)	13,956,370
F-26

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2020	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales of air- filter products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,427,157	317,472	-	-	1,744,629
Interest income	6,197	-	-	-	6,197
Fair value change in derivative financial instruments	-	-	-	2,312,197	2,312,197
Other income	82,561	-	-	-	82,561
Segment revenue	1,515,915	317,472	-	2,312,197	4,145,584

Cost of sales	1,155,006	156,560	-	-	1,311,566
Employee benefit expenses	1,570,626	-	241,914	400,103	2,212,643
Depreciation and amortization expenses	1,897,243	179,144	2,307	68	2,078,762
Professional and consulting expenses	(116,977)	-	634,186	856,698	1,373,907
Travel and accommodation expenses	24,436	-	2,246	14,213	40,895
Other operating expenses	734,523	1,196	40,476	334,945	1,111,140
Provision for bad debt	58,932	-	-	-	58,932
Provision for inventory obsolescence	(17,671)	-	-	-	(17,671)
Loss disposal of subsidiaries	(22,206,347)	-	-	22,235,337	28,990
Plant and equipment written off	-	-	-	110	110
Provision for impairment loss on intangible assets	3,459,340	-	-	-	3,459,340
Development projects written off	930,356	-	-	-	930,356
Finance costs	408,054	-	-	1,692,218	2,100,272
Segment expenses	(12,102,479)	336,900	921,129	25,533,692	14,689,242
Segment operating (loss) / profit	13,618,394	(19,428)	(921,129)	(23,221,495)	(10,543,658)

Segment assets 2020	2,070,047	6,529,733	2,337,630	2,016,256	12,953,666
Segment liabilities 2020	5,015,497	2,733,042	5,888,659	(5,589,384)	8,047,814
F-27

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

For the year ended December 31, 2019	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales and distribution of audio products* A$	Consultancy services A$	Corporate A$	Total A$
Revenue from operating activities	1,275,425	-	-	-	1,275,425
Interest income	115,707	-	-	55	115,762
Fair value change in derivative financial instruments	-	-	-	127,551	127,551
Other income	807,831	-	-	-	807,831
Gain on disposal of plant and equipment	212,195	-	-	-	212,195
Segment revenue	2,411,158	-	-	127,606	2,538,764

Cost of sales	1,008,821	-	-	-	1,008,821
Employee benefit expenses	3,302,504	-	42,573	689,301	4,034,378
Depreciation and amortization expenses	3,166,643	-	7,375	766	3,174,784
Professional and consulting expenses	711,172	-	547,018	761,780	2,019,970
Travel and accommodation expenses	174,914	-	51,171	55,810	281,895
Other operating expenses	1,731,000	-	5,544	17,452	1,753,996
Provision for impairment loss of goodwill	-	-	-	4,486,301	4,486,301
Provision for inventory obsolescence	799,871	-	-	-	799,871
Finance costs	1,561,625	-	-	-	1,561,625
Segment expenses	12,456,550	-	653,681	6,011,410	19,121,641
Segment operating (loss) / profit	(10,045,392)	-	(653,681)	(5,883,804)	(16,582,877)

Segment assets 2019	12,498,397	-	29,716	7,418,163	19,946,276
Segment liabilities 2019	16,209,166	-	3,004,589	653,498	19,867,253

 * Discontinued in 2019

F-28

NOTE 5. OTHER INCOME

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Government grant	-	82,082	789,083
Sundry income	335,807	479	18,748
	335,807	82,561	807,831

NOTE 6. FINANCE COSTS

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Bank overdraft and borrowing interest	-	37,091	84,920
Interest on revolving loan	16,763	228,627	50,328
Interest on operating lease liability	88,818	32,526	109,675
Interest on convertible bonds	-	109,811	1,316,702
Interest on convertible promissory notes (Note 22)	1,895,371	1,692,217	-
	2,000,952	2,100,272	1,561,625
F-29

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Employee benefit expenses:
- Wages and salaries	851,073	1,482,072	3,352,495
- Defined contribution superannuation plan expenses	32,106	83,441	255,708
- Less: Labor cost allocated to development projects	-	(133,702)	(289,126)
	883,179	1,431,811	3,319,077
- Executive directors' remuneration	574,371	722,157	683,944
- Non-executive directors' remuneration	156,372	58,675	31,357
	730,743	780,832	715,301
Total employee benefit expenses	1,613,922	2,212,643	4,034,378

Depreciation and amortization of non-current assets:
- Leasehold improvements	18,978	10,385	44,698
- Office furniture and equipment	118,143	179,140	504,447
- Motor vehicles	-	-	18,757
- Machinery	1,049,125	172,982	-
- Right of use assets	140,565	299,981	488,520
- Intangible assets	-	1,416,274	2,118,362
Total depreciation and amortization	1,326,811	2,078,762	3,174,784

Other Expenses:
Allowances for bad debts	14,390	58,932	11,052
Rental expense on operating lease	116,406	126,382	637,321
Reversal/(Provision) of allowance for inventory obsolescence	(9,439)	(17,671)	799,871
Audit and review of financial statements:
- statutory audit of the Group in Australia	-	25,000	55,157
- statutory audit of the Group in USA	185,272	76,780	435,899
- auditors of the subsidiaries in Hong Kong and China	10,922	-	14,246
- review for other reporting purposes	87,130	18,822	-
Total audit and review fees	283,324	120,602	505,302
F-30

NOTE 8. INCOME TAX (EXPENSE) / CREDIT

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Income tax expenses	-	-	-
Deferred tax expenses	-	-	(117,322)
Income tax expenses	-	-	(117,322)

(a)       The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(6,585,626)	(10,543,548)	(16,582,877)

Income tax expenses on loss before income tax at 30%	1,975,688	3,163,064	4,974,863
Difference in overseas tax rates	(401,475)	(148,299)	(3,260,006)
Add / (less) the tax effect of:
Tax losses and temporary differences for the year for which no deferred tax is recognized	(1,574,213)	(3,014,765)	(1,832,179)
Income tax expenses	-	-	(117,322)

(b)       Deferred tax liabilities arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Balance brought forward	(13,668)	(1,372,653)
Written off of the deferred tax liabilities	-	-
Release of disposal of subsidiaries	-	1,380,402
Exchange difference	13,668	(21,417)
Total	-	(13,668)

(c)       There were no income tax payable in the consolidated statements of financial position in years 2021 and 2020.

NOTE 9. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2021 (2020: Nil).

NOTE 10. LOSS PER SHARE

	Consolidated
	December 31, 2021	December 31, 2020	December 31, 2019
Loss after income tax attributable to shareholders	A$(5,771,510)	A$(10,034,077)	A$(15,646,147)
Number of ordinary shares	9,329,420	6,513,671	3,377,386
Weighted average number of ordinary shares on issue	8,292,403	4,311,360	3,377,386
Basic and diluted loss per share	A$(0.70)	A$ (2.33)	A$ (4.63)
F-31

NOTE 11. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Raw materials	-	296,472
Finished goods - displays and other products	-	529,080
Provision for inventories obsolescence	-	(638,151)
Total	-	187,401

NOTE 12. TRADE AND OTHER RECEIVABLES

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Trade receivables	480,095	1,233,709
Other receivables	20,482	1,689
	500,577	1,235,398
Less: Allowances for doubtful debts	(14,456)	(70,793)
	486,121	1,164,605

(a)       Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$

Past due:
< 31 days	190,969	711,754
31 - 90 days	-	394,384
> 90 days	289,126	127,571
	480,095	1,233,709

(b)       Trade receivables which are past due but not impaired

Included in the Group's trade receivable balances are debtors with an aggregate carrying amount of A$480,095 (2020: A$1,233,709) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of A$14,456 (2020: A$70,793).

The carrying value of trade receivables is considered reasonable approximation of fair value to the short-term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 28(e) for further details of credit risk management.

NOTE 13. OTHER ASSETS

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Prepayments	-	50,382
Trade deposits	432,236	692,026
Other deposits	1,574,128	1,347,360
VAT receivable	272	129
	2,006,636	2,089,897

NOTE 14. PLANT AND EQUIPMENT

Consolidated
Leasehold Improvements A$	Fixtures and Equipment A$	Machinery A$	Total A$

As of December 31, 2019
Cost	826,997	2,888,508	-	3,715,505
Accumulated depreciation	(743,048)	(2,243,340)	-	(2,986,388)
Carrying amount as of December 31, 2019	83,949	645,168	-	729,117

Year ended December 31, 2020
Opening carrying amount	83,949	645,168	-	729,117
Additions	2,064	7,899	7,224,551	7,234,514
Disposals	(80,581)	(203,788)	-	(284,369)
Depreciation expenses	(10,385)	(172,979)	(179,144)	(362,508)
Exchange difference	4,953	(13,674)	9,645	924
Closing carrying amount as of December 31, 2020	-	262,626	7,055,052	7,317,678

As of December 31, 2020
Cost	-	710,621	7,224,551	7,935,172
Accumulated depreciation	-	(447,995)	(169,499)	(617,494)
Carrying amount as of December 31, 2020	-	262,626	7,055,052	7,317,678

Year ended December 31, 2021
Opening carrying amount	-	262,626	7,055,052	7,317,678
Additions	42,392	28,717	-	71,109
Disposals	-	(164,829)	-	(164,829)
Depreciation expenses	(18,978)	(118,143)	(1,049,125)	(1,186,246)
Exchange difference	(452)	14,341	390,133	404,022
Closing carrying amount as of December 31, 2021	22,962	22,712	6,396,060	6,441,734

As of December 31, 2021
Cost	42,392	199,798	7,655,465	7,897,655
Accumulated depreciation	(19,430)	(177,086)	(1,259,405)	(1,455,921)
Carrying amount as of December 31, 2021	22,962	22,712	6,396,060	6,441,734
F-33

NOTE 15. INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	Goodwill A$	Technologies and Knowhow A$	Patents and Trademark A$	Software and License A$	Total A$

Cost
As of January 1, 2020	14,578,707	14,880,322	1,283,700	531,471	31,274,200
Additions	-	446,786	36,688	3,771	487,245
Disposal	(14,578,707)	8,927,601	(976,692)	(2,680)	(24,485,680)
Exchange difference	-	(181,683)	(107,168)	(45,698)	(334,549)
As of December 31, 2020	-	6,217,824	236,528	486,864	6,941,216

As of January 1, 2021	-	6,217,824	236,528	486,864	6,941,216
Additions	-	1,900,589	-	-	1,900,589
As of December 31, 2021	-	8,118,413	236,528	486,864	8,841,805

Accumulated Amortization and Impairment Losses
As of January 1, 2020	(14,578,707)	(6,157,872)	(390,491)	(196,327)	(21,323,397)
Amortization	-	(1,238,718)	(82,474)	(95,082)	(1,416,274)
Provision for impairment	-	(3,155,932)	(81,875)	(221,533)	(3,459,340)
Disposal	14,578,707	4,617,299	288,570	-	19,484,576
Exchange difference	-	(282,601)	29,742	26,078	(226,781)
As of December 31, 2020	-	(6,217,824)	(236,528)	(486,864)	(6,941,216)

As of January 1, 2021	-	(6,217,824)	(236,528)	(486,864)	(6,941,216)
As of December 31, 2021	-	(6,217,824)	(236,528)	(486,864)	(6,941,216)

Carrying Amount
As of December 31, 2021	-	1,900,589	-	-	1,900,589
As of December 31, 2020	-	-	-	-	-

As at December 31, 2020, based on the results of impairment review and value-in-use assessment, the management considered that the goodwill and intangible assets have suffered an impairment loss and provision of impairment for goodwill of A$4,486,301 has been made in 2019, which then impaired the full value of the goodwill of A$14,578,707.

During the year 2020, the Group restructured of certain subsidiaries which had intangible assets. The details of these disposals are set out in note 24.

NOTE 16. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Consolidated
	December 31 2021 A$	December 31 2020 A$
Investment in equity instrument designated at FVOCI
Investment in Listed Shares	562,500	-

On February 25, 2021, the Group completed the underwriting in Oakridge International Limited (formerly known as Xped Limited) ("Oakridge"), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of A$0.001 per share for a total subscription amount of A$500,000 or equivalent to US$381,000. The 500 million shares represent approximately 15% of the then total outstanding shares in Oakridge.

This investment in equity instrument is not held for trading. Instead, they are held for medium to long-term strategic purposes. Accordingly, the directors of the Company have elected to designate this investment in equity instrument as at Fair Value Through Other Comprehensive Income (FVTOCI) as they believe that recognising short-term fluctuations in this investment"s fair value in profit or loss would not be consistent with the Group"s strategy of holding this investment for long-term purposes and realising their performance potential in the long run.

NOTE 17. TRADE AND OTHER LIABILITIES

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Trade payables (Note 29 (diii))	142,325	146,730
Accruals	1,014,368	385,888
Trade deposits received	-	630,523
Other borrowing (i)	-	211,567
Other payables	1,268,024	2,214,456
	2,424,717	3,589,164

(i)       The borrowing is unsecured, carry interest at 8% per annual, and full paid during the year.

NOTE 18. AMOUNTS DUE TO RELATED COMPANIES

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Current portion	247,406	237,674
	247,406	237,674

As at December 31, 2021 and 2020, the non-trade amounts due to related companies are unsecured, non-interest bearing and repayable on demand.

NOTE 19. AMOUNT DUE TO HOLDING COMPANY

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Current portion	-	532,718
	-	532,718

As at December 31, 2020, the non-trade amounts due to the ultimate holding company is unsecured non-interest bearing and repayable on demand.

NOTE 20. LEASES

(a)       Right of use assets

The carrying amount of the Group's right of use assets and the movements during the year are as follows:

	Consolidated
	Lease Properties	Motor Vehicles	Total
	A$	A$	A$

As of January 1, 2020	1,064,986	42,906	1,107,892
Depreciation expenses	(287,557)	(12,427)	(299,984)
Disposal	(862,109)	(3,887)	(865,996)
Exchange difference	84,680	(26,592)	58,088
As of December 31, 2020	-	-	-
Additions	2,086,229	-	2,086,229
Depreciation expenses	(140,565)	-	(140,565)
Exchange difference	13,205	-	13,205
As of December 31, 2021	1,958,869	-	1,958,869

(b)       Lease liabilities

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Within one year	425,567	-
Two to five years	1,403,932	-
	1,829,499	-
Less: Amount due within one year shown under current liabilities	(425,567)	-
Amount due after one year	1,403,932	-

Analyzed into:
Current portion	425,567	-
Non-current portion	1,403,932	-
	1,829,499	-

 Obligations under operating leases carried an interest rate of 2.5% per annum.

NOTE 21. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Derivative financial liabilities:
Carrying value as at beginning of year	1,478,540	-
Derivates related to convertible promissory note (Note 22)	-	3,790,737
Fair value change in derivative financial instruments during the year	842,463	(2,312,197)
Exchange difference	-	-
Carrying value as at end of year	2,321,003	1,478,540

As at December 31, 2021 and 2020, the derivatives related to two convertible promissory notes entered into during 2020 (details are set out in Note 22) were revalued using the weighted average assumptions: volatility 90.8% and 72.80%, the weighted expected term of two years, a discount rate of 3.51% and a dividend yield of 0%.

The Group departed from IFRS 9 for certain disclosures for the note issued January 20, 2020 as not doing so would be misleading to the readers of the consolidated financial statements as it would greatly inflate the activity on the 2020 consolidated statement of activity but have no effect on the consolidated balance sheet or on the net loss of the Group. As such, the Group determined it was appropriate to present the change in fair value of this derivative instrument, net of interest expense recorded at the time of issuance

NOTE 22. CONVERTIBLE PROMISSORY NOTES

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$
Face value of convertible promissory note issued on January 20, 2020 (note i)	2,621,360	2,621,360
Face value of convertible promissory note issued on August 6, 2020 (note ii)	2,291,740	2,291,740
Debt discount	(3,790,737)	(3,790,737)
Liability component on initial recognition	1,122,363	1,122,363
Interest accrued but not yet paid for the period (Note 6)	3,587,588	1,692,217
Interest paid during the year	(185,469)	(185,469)
Exchange differences	(213,066)	(433,062)
Carrying value as at end of year	4,311,416	2,196,049

Note (i)

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement the ("CN Agreement"), with an independent third party ("Noteholder"). Pursuant to CN Agreement, the Noteholder purchased from the Company a 10% convertible promissory note (the "Promissory Note") in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder.

Subsequent to the balance sheet date, on January 19, 2022, the Noteholder converted the Promissory Note and accrued interest to a total of 664,871 shares in the Company.

Note (ii)

On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement ("the Second CN Agreement") with a third party ("Second Noteholder"). Pursuant to the Second CN Agreement, the holder invested USD 1,650,000 under a convertible note (the "Second Note") without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$ 3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of US$ 1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liabilities based on the fact the conversion into shares could result in a variable number of shares to be issued.

Subsequent to the balance sheet date, on April 13, 2022, the Second Noteholder converted the Second CN Agreement to a total of 507,692 shares in the Company.

NOTE 23. CONTROLLED ENTITIES

As at December 31, 2021, the entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2021	2020
CIMC Marketing Pty Limited	Australia	Management services & Investment holding	A$1	100% (Direct)	100% (Direct)
Grand Dynasty Limited*	Hong Kong	Investment Holding	HK$ 1	100% (Direct)	-
Grand Dynasty (Zhenjiang) Co., Limited*	P.R.C	Dormant	RMB 1	100% (Indirect)	-
Greifenberg Digital Limited*	Canada	Investment Holding	US$1	40.75% (Direct)	-
Greifenberg Analytics Limited*	Canada	Online analytic financial research services	US$1	40.75% (Indirect)	-
Greifenberg Capital Limited*	Hong Kong	Administrative services	HK$1	40.75% (Indirect)	-
IMTE Limited (Formerly known as Great Gold Investment Limited)	Hong Kong	Treasury and Administrative services	HK$1	100% (Direct)	100% (Direct)
IMTE Asia Limited*	Hong Kong	Administrative services	HK$1	100% (Direct)	-
Itana Holdings Limited*	Canada	Investment Holding	US$1	100% (Direct)	-
Renfrew International Limited*	United State	Investment Holding	US$1	100% (Direct)	-
Lonsdale International Limited*	United State	Investment Holding	US$1	100% (Direct)	-
Smart (Zhenjiang) Intelligent Technology Limited (Formerly known as Smart (Shenzhen) Technology Limited)	P.R.C.	Marketing, manufacturing and distribution	RMB 5,000,000	100% (Indirect)	100% (Indirect)
Smartglass Limited	Hong Kong	Sales of distribution of switchable glass and consultancy services	HK$8	100% (Direct)	100% (Direct)
Sunup Holdings Limited	Hong Kong	Manufacturing of filter plates	US$ 1,290	51% (Direct)	51% (Direct)
Sunup Korea Limited	Hong Kong	Sale of filter plates and air filter products	US$ 0.13	51% (Indirect)	51% (Indirect)
Binario Limited#	British Virgin Island	Investment Holding	A$ 1	-	100% (Direct)
Colour Investment Limited#	Hong Kong	Investment holdings	HK$ 43,043,130	-	100% (Direct)
Cystar International Limited#	Hong Kong	Sales of software and provision of consultancy services	HK$ 1	-	100% (Indirect)
Cystar International (Shenzhen) Limited#	P.R.C.	Dormant	RMB 379,141	-	100% (Indirect)
Digital Media Technology Limited#	Malaysia	Dormant	US$ 100	-	100% (Indirect)
GOXD International Limited#	Hong Kong	Distribution of Digital Picture Frame	HK$ 56,803,913	-	80% (Indirect)

* Established during the year

# Disposed during the year

NOTE 24. BUSINESS COMBINATIONS

(a)       Disposal of subsidiaries

During the year ended December 31, 2021, the Group disposed 6 subsidiaries namely: GOXD International Limited, Colour Investment Limited, Cystar International Limited, Cystar (Shenzhen) Limited, Binario Limited and Digital Media Technology Limited. In 2020, the Company disposed of its subsidiaries Marvel Digital Limited and its subsidiaries. The detail of the net gain / (loss) on the disposals during the year are set out below:

	2021	2020	2019
	A$	A$	A$

Total disposal consideration	538	25,129	-

Carrying amount of net asset sold (note(i) below)	270,908	(230,294)	-
Gain on sales before income tax and reclassification of foreign currency translation reserve	(270,370)	255,423	-
Reclassification of foreign currency transaction reserve	645,399	(26,871)	-
Non-controlling interest	1,623,240	(257,542)	-
Gain/ (loss) on disposal after income tax	1,998,269	(28,990)	-

(i)       Net assets disposed of:

	2021	2020	2019
	A$	A$	A$

Plant and equipment	164,829	284,240	-
Development projects	-	2,864,052	-
Intangible assets	-	4,790,784	-
Right of use assets	-	865,996	-
Cash and bank balances	32,927	99,061	-
Inventories	208,737	400,806	-
Trade and others receivable	689,336	603,923	-
Other deposit and prepayment	779,821	1,664,343	-
Trade and other liabilities	(1,560,899)	(912,580)	-
Amount due to a related company	(4,951)	(6,689,290)	-
Bank overdraft	-	(929,438)	-
Bank loan	-	(966,747)	-
Lease liabilities	-	(925,042)	-
Income tax payables	-	-	-
Deferred tax liabilities	(38,892)	(1,380,402)	-
Obligation under finance lease	-	(33,329)	-
	270,908	(230,294)	-

(ii)       Net cash flows from disposal of subsidiaries

	2021	2020	2019
	A$	A$	A$

Consideration received, satisfied in cash	-	25,129	-
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	32,927	830,377	-
	32,927	855,506	-

(b)       Acquisition of Subsidiaries

During the year 2021, there was no acquisition of any subsidiary companies.

NOTE 25. ISSUED CAPITAL

(a)       Share Capital

	December 31, 2021		December 31, 2020		December 31, 2019
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	9,329,420	48,144,406	6,513,671	32,089,997	3,377,386	18,902,029

(b)       Movements in ordinary share capital

	Number of Shares	A$

January 1, 2019	3,377,386	18,902,029
Issue of shares during the year 2019	-	-
December 31, 2019	3,377,386	18,902,029
Issue of shares for cash	1,643,406	7,121,283
Issue of shares for conversion of debt	988,408	4,122,562
Issue of shares for services	4,471	23,249
Issue of shares for acquisition of shares in subsidiary companies	500,000	2,060,000
Legal expenses in respect of issuance of shares	-	(139,126)
December 31, 2020	6,513,671	32,089,997
Issue of shares for services	20,512	97,282
Issue of shares for cash	2,795,237	16,019,301
Legal expenses in respect of issuance of shares	-	(62,174)
December 31, 2021	9,329,420	48,144,406

(b)       Movements in ordinary share capital

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

During the year 2020, the details of shares movements are as below:

Issue of shares for cash

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

On December 21, 2020, the Company issued 307,692 shares at a share price of US$3.25 per share for a total subscription amount of US$1,000,000 (or about A$1,319,999). The proceeds from this sale of shares were intended to be used for the new product design for the filter business.

NOTE 25. ISSUED CAPITAL (Continued)

Issue of shares on conversion of debt

On July 25, 2020, the Company issued 700,000 shares at a share price of US$3.00 per share for payment of debt in total of HK$16,380,000 (equivalent to about US$2,100,000 or about A$2,940,000).

On October 6, 2020, the Company issued 241,667 shares at a share price of US$3.90 per share for payment of debt in total of HK$5,655,000 (equivalent to about A$1,007,751).

On October 6, 2020, the Company issued 46,741 shares for US$125,852 (equivalent to about A$174,811) in interest payment on the Convertible Notes.

Issue of shares for services

On September 15, 2020, the Company issued 4,471 shares at a share price of US$3.81 per share for a total payment of US$17,035 (equivalent to about A$23,249) to a consultancy company for technical support services.

Issue of shares for acquisition of subsidiary company

On September 17, 2020, the Company issued a total of 500,000 shares at a price of US$3.00 per share for a total payment of US$1,500,000 (equivalent to about A$2,060,000) for the acquisition of 51% equity interest in Sunup Holdings Limited.

During the year 2021, the details of shares movements are as below:

Issue of shares for services

On February 2, 2021, the Company issued 17,744 ordinary shares at a share price of US$3.6125 per share for a total of US$64,100 (or about A$84,106) to employees for performance remuneration.

On February 5, 2021, the Company issued 2,768 ordinary shares at a share price of US$3.6125 per share for a total of US$10,000 (or about A$13,176) to a consultant for provision of accounting and administrative services.

Issue of shares for cash

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 shares of the Company to an investor at a price of US$4.00 per share for US$2,500,000 (approximately A$3,162,500). The Company intends to use the net cash proceeds for working capital and development of existing and new businesses.

On March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors outside the United States to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for a total of US$2,293,400 (approximately A$2,964,220). The Company intends to use the net cash proceeds for building out manufacturing infrastructure and working capital.

On March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 shares of the Company at a price of US$6.50 per share for US$4,602,000 (approximately A$6,046,320) generating net cash proceeds of approximately US$4,577,000 (approximately A$6,013,000) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for developing its current businesses, corporate expenditures and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements for the total sale of 888,887 ordinary shares of the Company at a price of US$3.15 per share for a total net cash proceeds of approximately US$2,765,000 (approximately A$3,846,261) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company's electronic glass business and working capital.

Subsequent to the year end to the date of this report, the details of shares movement are as below:

On January 3, 2022, the Company issued a US$10 million convertible note and warrants to subscribe another US$8 million as described in Note 25(d) below. In January 2022 all the convertible notes were converted into a total of 3,205,128 shares in the Company. As of the date of this report, the warrants remain outstanding. Further details of the warrants are set out in (d) below.

On January 19, 2022, the Company issued 664,871 ordinary shares as a result of the conversion of convertible promissory note of HK$14 million as set out in (c) below.

In March 2022, the Company announced the Board approved a share placement of up to US$20 million. The Company has since March 2022 to the date of this Report raised a total of US$6.7 million by selling 1,489,010 of our ordinary shares in the Company.

On April 13, 2022, the Company issued 507,692 ordinary shares as a result of the conversion of convertible promissory note of US$1.65 million as set out in (c) below.

NOTE 25. ISSUED CAPITAL (Continued)

(c)       Convertible Notes

During the year 2020, the details of convertible notes movements are as below:-

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement for an investor to purchase from the Company a 10% convertible promissory note ("the Note") in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) maturing in two (2) years from the date of the agreement. During the year the Company paid a total of US$125,852 (or equivalent to about A$174,811) in interest by issuance of 46,741 shares in the Company. Subsequent to the balance sheet date, on January 19, 2022 the noteholder converted the Note into a total of 664,871 shares in the Company.

On August 6, 2020, the Company entered into a convertible note purchase agreement for Nextglass Technologies Corp. to purchase from the Company a convertible promissory note (the "NGT Note") in the principal amount of USD1,650,000 maturing in two (2) years from the date of the agreement. The NGT Note is interest free, non-secured, and each of the Company and noteholder has the right to convert the NGT Note into shares in the Company at a price of US$3.00 per share, subject to adjustment, over the term of the NGT Note. Subsequent to the balance sheet date, the noteholder has converted the NGT Note into 507,692 shares in the Company.

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

On January 3, 2022 in connection with the sale of the convertible note and warrants to purchase up to 2,139,032 shares raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. The Company intends to use the net cash proceeds for supporting the acquisition and building out of manufacturing infrastructure and working capital of the Company.

(e)       Options

The Company has no share options outstanding at the date of our Annual Report.

2020 Employee Share Option Plan

In August 2020, an Employee Share Option Plan ("2020 ESOP") was approved and established by the board. The 2020 ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the board may in its discretion determine. The total number of the shares which may be offered by the Company under the 2020 ESOP shall not at any time exceed 5% of the Company's total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period. The shares are to be issued at a price determined by the board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the board at its sole discretion.

In September 2020, the Company, subject to shareholders" approval, granted options to subscribe up to 261,000 ordinary shares for employees, directors and consultants under the 2020 ESOP. This term of the option is two years and have vesting period of the option holder over a two year vesting period. The exercise prices will range from US$3.50 to US$3.70 per share. Each option when exercised will entitle the option holder to one ordinary share in the Company. Options will be able to be exercisable on or before an expiry date, will not carry any voting or dividend rights and will not be transferable except on death of the option holder. In September 2021 these options and the 2020 ESOP were cancelled by the Board.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan ("2021 ESOP"). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company as the board may in its discretion determine.

NOTE 26. RESERVES

(a)       The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)       (i) In 2020, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiary Marvel Digital Limited ("MDL") and its subsidiaries (Note 24).

  (ii) In 2021, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiary GOXD International Limited ("GOXD") and its subsidiaries (Note 24).

NOTE 27. COMMITMENTS

(a)       Non-cancellable operating leases

The Group has entered into a short-term commercial lease of total A$9,113 (2020:17,644) for rental office.

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment due by December 31
	Total	2022	2023	2024	2025	2026
	A$	A$	A$	A$	A$	A$
Operating lease commitments for property management expenses under lease agreements	1,439,299	300,553	287,535	299,373	314,342	237,496

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

During the year 2021, there was no royalty fee paid to Veritech (2020:HK$200,000). There was no sublicense fee paid in both years.

On December 8, 2021, the Group disposed the subsidiary holding this license agreement and the Group did not have any commitments for the royalty fee and the sublicense fee.

(c)       Capital commitments

As of December 31, 2021, the Group had capital commitment for purchasing lamination productions lines of A$16,040,885 (approximately US$ 11,350,000) (2020: Nil).

(d)       Share commitments

On April 29, 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (1) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. The Company and Teko has agreed to continue this arrangement for another 3 months until a new distribution rights agreement has been agreed.

NOTE 28. FINANCIAL RISK MANAGEMENT

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

The Group's chief executive officer for operations is Xiaodong Zhang, who monitors the Group's risks on an ongoing basis and report to the Board.

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

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$1,019 lower (2020: A$9,130 lower) / A$1,019 higher (2020: A$9,130 higher).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2021
Financial Assets
Cash and cash equivalents	0.18%	203,857	70,910	274,767
Trade and other receivables		-	486,121	486,121
Other assets		-	13,465,831	13,465,831
Total Financial Assets		203,857	14,022,862	14,226,719

Financial Liabilities
Trade and other payables	8%	-	2,424,717	2,424,717
Amounts due to related companies		-	247,406	247,406
Lease liability	2.5%	-	1,829,499	1,829,499
Convertible promissory notes	10%	4,311,416	-	4,311,416
Total Financial Liabilities		4,311,416	4,501,622	8,813,038

	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2020
Financial Assets
Cash and cash equivalents	0.39%	2,037,502	156,582	2,194,084
Trade and other receivables		-	1,164,605	1,164,605
Other assets		-	2,089,897	2,089,897
Total Financial Assets		2,037,502	3,411,084	5,448,586

Financial Liabilities
Trade and other payables	8%	211,567	2,747,074	2,958,641
Trade deposits received		-	630,523	630,523
Amounts due to related companies		-	237,674	237,674
Amount due to ultimate holding company		-	532,718	532,718
Convertible promissory notes	10%	2,196,049	-	2,196,049
Total Financial Liabilities		2,407,616	4,147,989	6,555,605
F-44

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

(c)       Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at December 31, 2021. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the following closing rates, HK$0.17658, US$1.3769 and RMB1.22518:

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2021
Financial assets
- Cash and cash equivalents	70,053	187,400	13,295	-	-	-
- Trade and other receivables	3,279	457,798	21,851	-	-	-
- Other assets	63,841	13,323,142	78,576	-	-	-
Financial liabilities
- Trade and other liabilities	(712,801)	(1,142,816)	(125,876)	-	-	-
- Amounts due to related companies	-	(247,406)	-	-	-	-
- Convertible promissory notes	(2,512,137)	(1,799,278)	-	-	-	-
- Derivates on financial statements	(1,220,904)	(1,100,099)	-	-	-	-
Total exposure	(4,308,669)	9,678,741	(12,154)	-	-	-

	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2020
Financial assets
- Cash and cash equivalents	156,753	2,029,569	65	-	-	-
- Trade and other receivables	864,845	298,071	-	-	-	-
- Other assets	774,532	1,315,236	129	-	-	-
Financial liabilities
- Trade and other liabilities	(1,219,242)	(1,905,180)	-	-	-	-
- Amounts due to related companies	(4,592)	(233,082)	-	-	-	-
- Amount due to ultimate holding company	(532,718)	-	-	-	-	-
- Convertible promissory notes	-	-	-	(981,459)	(1,214,590)	-
- Derivates on financial statements	-	-	-	(438,286)	(1,040,254)	-
Total exposure	39,578	1,504,614	194	(1,419,745)	(2,254,844)	-
F-45

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

The following table illustrates the sensitivity of loss and equity in regard to the Group's financial assets and financial liabilities and the HK$/AUD exchange rate, US$/AUD exchange rate and RMB/AUD exchange rate and assure "all other things being equal'. It assumes a +/- 5% change of the AUD/HK$ exchange rate for the year ended at December 31, 2021 (2020: 5%). A +/- 5% change is considered for the AUD/US$ exchange rate (2020: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2020: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group's foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the AUD had strengthened against the HK$ by 5% (2020: 5%), the US$ by 5% (2020: 5%) and the RMB by 10% (2020: 10%) respectively then this would have had the following impact:

	Loss for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2021	215,433	(483,937)	1,215	(267,289)	215,433	(483,937)	1,215	(267,289)
December 31, 2020	69,008	37,512	(19)	106,501	69,008	37,512	(19)	106,501

If the AUD had weakened against the HK$ by 5% (2020: 5%), the US$ by 5% (2020: 5%) and the RMB by 10% (2020: 10%) respectively then this would have had the following impact:

	Loss for the year				Equity
	HK$	US$	RMB	Total	HK$	US$	RMB	Total
December 31, 2021	(215,433)	483,937	(1,215)	267,289	(215,433)	483,937	(1,215)	267,289
December 31, 2020	(69,008)	(37,512)	19	(106,501)	(69,008)	(37,512)	19	(106,501)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to currency risk.

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

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

2021		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 - 365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	2,424,717	2,424,717	2,424,717	-	-	-
Amounts due to related companies	247,406	247,406	247,406	-	-	-
Lease liability	1,829,499	1,829,499	-	-	425,567	1,403,932
Convertible promissory notes	4,311,416	4,311,416	4,311,416	-	-	-
	8,813,038	8,813,038	6,983,539	-	425,567	1,403,932

2020		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	2,958,911	2,958,911	2,958,911	-	-	-
Trade deposits received	630,523	630,523	630,523	-	-	-
Amounts due to related companies	237,674	237,674	-	-	-	237,674
Amount due to ultimate holding company	532,718	532,718	532,718	-	-	-
Convertible promissory notes	2,196,049	2,448,048	21,402	61,447	169,150	2,196,049
	6,555,875	6,807,874	4,143,554	61,447	169,150	2,433,723
F-47

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

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

Level 2
A$
Derivative financial instruments
December 31, 2021	2,321,003
December 31, 2020	1,478,540

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

An instrument is included in level 2 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques based on the maximum use of observable market data for all significant inputs. For the derivatives, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value financial instruments include:

• quoted market prices or dealer quotes for similar instruments; and

• binomial options pricing models.

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

The reconciliation of the opening and closing fair value balance of level 2 financial instruments is provided below:

Put Option A$
At January 1, 2021	-
Issuance of derivatives at fair value	1,478,540
Gain included in profit or loss on change in fair value	842,463
At December 31, 2021	2,321,003

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

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, reserves and accumulated loss or retained earnings as disclosed in Notes 25 and 26 respectively.

NOTE 29. RELATED PARTIES

(a)       Parent and ultimate controlling party

As at December 31, 2019 and 2020, Marvel Finance Limited ("MFL") owned 2,201,412 shares, representing approximately 65.18% and 33.80%, respectively in the Company. MFL was the ultimate controlling party of the Group as at December 31, 2019. However as at December 31, 2020, MFL's shareholding in the Company decreased to 33.80% and therefore MFL was not considered the ultimate controlling party of the Group from that date on.

(b)       Transactions with directors

During the years ended December 31, 2021, 2020 and 2019, the remuneration of directors of the Company was as follows:

	Company
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Short term benefits (1)	730,743	780,832	715,301
Post-employment benefits	-	-	-
Total	730,743	780,832	715,301

(1) The director remuneration relating to Mr. Con Unerkov, our then CEO, is provided by a related company over which Mr. Cecil Ho, our former Company Secretary and Chief Financial Officer has control.

NOTE 29. RELATED PARTIES

(c)       Other related party transactions

During the years ended December 31, 2021, 2020 and 2019, the Group has the following material transactions with its related parties:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Revenue received from related parties (1)	-	8,490	-
General consultancy and management fee paid to a related party (1)	-	282,971	571,519
Purchase of products from related parties (1)	-	29,794	22,588
Interest income earned from the former ultimate holding company (1)	-	-	115,678
Group Secretarial, taxation service and interim CFO fee paid to a related company (2)	-	-	40,000
Company Secretarial, taxation service and CFO fee paid to a related company (3)	561,758	607,659	523,196
Consultancy fee paid to a related party (6)	225,860	-	-
Purchase of products from a related party (4)	-	274,417	501,062
Sales to a related party (5)	-	315,034	-

(1)	Dr. Herbert Ying Chiu LEE, former director controlled the entities providing the consultancy and management services. These transactions were carried at market value in the ordinary course of business.
(2)	Mr. George Yatzis, former Company Secretary, is a director of the related party.
(3)	Mr. Cecil Ho, former Company Secretary and CFO controlled the entity providing professional services.
(4)	Mr.Wuhua Zhang, our former director of the Company controlled the entity. The transactions were carried at the then current market value in the ordinary course of business.
(5)	The related party is one of the subsidiaries of our shareholder.
(6)	Mr. Con Unerkov, former director, is a director of the related party.

During the years ended December 31, 2021 and 2020, the Group did not charge any interest to MFL. For the year ended December 31, 2019, the Group charged MFL interest in relation to 2 loans a total of A$115,678.

(d)       Amounts due from / to related companies

Other than the related party balances disclosed in Note 18 and 19, the other related party balances as of December 31, 2021 and 2020 are disclosed:

(i)       included in trade and other receivables in Note 12, there were amounts of Nil (2020: A$14,245) in respect to trade and non-trade in nature respectively and were due from certain related companies in which our former director, Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand;

(ii)       included in other assets in Note 13, there was amount of Nil (2020: A$603,600) in respect to trade in nature and was deposits paid to a related company in which our director, Mr. Michael Wuhua ZHANG has control; and

(iii)       included in trade and other liabilities in Note 17, there was amount of Nil (2020: A$5,329) in respect to trade in nature and was due to a related company in which our former director, Dr. Herbert Ying Chiu LEE has control. The amount due to the related company is unsecured, non-interest bearing and repayable on demand.

NOTE 30. CASH FLOW INFORMATION

(a)	Reconciliation of liabilities arising from financing activities

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Convertible promissory notes	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as of 1 January 2021	237,674	211,567	-	532,718	2,196,049	-	1,478,540	13,187,968	17,844,516

Cash flows from financing activities	-	-	-	(562,201)	-	(138,156)	-	16,054,409	15,354,052
Inception of lease	-	-	-	-	-	2,086,229	-	-	2,086,229
Interest	-	-	-	-	1,848,947	28,371	-	-	1,877,318
Put option liabilities in convertible bonds issued	-	-	-	-	-	-	-	-	-
Fair value change					-		842,463		842,463
Disposal of plant and equipment	(4,951)	-	-	-	-	-	-	-	(4,951)
Foreign exchange movement	14,683	-	-	29,483	266,420	(146,945)	-	-	163,641

Ending balance as of 31 December 2021	247,406	211,567	-	-	4,311,416	1,829,499	2,321,003	29,242,377	38,163,268
F-52

NOTE 30. CASH FLOW INFORMATION

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Convertible promissory notes	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as of 1 January 2020	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	-	14,950,797

Cash flows from financing activities	840,509	211,567	-	-	4,913,100	(4,668,195)	(320,851)	-	13,187,968	14,164,098
Non-cash movement:
Settled by issuing convertible promissory note	-	(1,761,309)	-	-	-	-	-	-	-	(1,761,309)
Fair value change	-	-	-	-	-	-	-	(2,312,197)	-	(2,312,197)
Put option liabilities in convertible bonds issued	-	-	-	-	(3,790,737)	-	-	3,790,737	-	-
Interest	-	-	-	-	1,508,421	-	-	-	-	1,508,421
Disposal of plant and equipment	(6,689,290)	-	(966,747)	-	-	-	(925,042)	-	-	(8,581,079)
Foreign exchange movement	(15,395)	-	51,447	(50,114)	(434,735)	247,296	77,286	-	-	(124,215)
Ending balance as of 31 December 2020	237,674	211,567	-	532,718	2,196,049	-	-	1,478,540	13,187,968	17,844,516
F-53

NOTE 30. CASH FLOW INFORMATION

	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Obligation under finance lease	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as of 1 January 2019	2,130,368	-	814,365	172,773	-	3,280,744	1,163,778	126,095	7,688,123

Cash flows from financing activities	3,954,460	2,610,091	90,049	501,343	-	-	(573,010)	-	6,583,113
Non-cash movement:
Unpaid interest	-	-	-	-	-	1,107,310	109,027	-	1,216,337
Interest	-	-	-	(96,965)	-	-	648	-	(96,317)
Inception of new lease	-	-	-	-	-	-	458,990	-	458,990
Fair value change	-	-	-	-	-	-	-	(127,551)	(127,551)
Disposal of plant and equipment	-	(848,782)	-	-	-	-	-	-	(848,782)
Foreign exchange movement	16,842	-	10,886	5,681	-	32,845	9,174	1,456	76,884

Ending balance as of 31 December 2019	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	14,950,797
F-54

NOTE 30. CASH FLOW INFORMATION (Continued)

(b)       Net cash inflows / (outflows) from changes in working capital

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Cash flows from changes in working capital
(Increase) / Decrease in assets:
Trade and other receivables	(105,014)	(1,016,464)	(137,579)
Inventories	-	142,608	405,891
Other assets	(295,635)	(1,659,728)	(361,676)
Increase / (Decrease) in liabilities:
Trade and other liabilities	(318,544)	347,308	1,876,414
Net cash (outflows)/ inflows from changes in working capital	(719,193)	(2,186,276)	1,783,050

NOTE 31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)       Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Short-term employee benefits	1,929,914	1,586,604	1,645,794
Post-employment benefits	6,196	5,124	7,703
Total	1,936,110	1,591,728	1,653,497

During the year 2021, included in short term benefits for directors and officers included payments of A$561,758 (US$420,000) to a service companies owned by the then CFO for the provision of Chief Executive Officer and Chief Financial Officer services.

(b)       Loans to Key Management Personnel and their related parties

Save as disclosed in Note 29(d), there were no other loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 18 and 29.

(c)       Share Options - number of share options held by management

There were no share options held outstanding held by the management.

F-55

NOTE 32. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company
	December 31, 2021 A$	December 31, 2020 A$	December 31, 2019 A$
Loss after income tax	9,287,226	2,097,600	1,635,241
Other comprehensive income	-	-	-
Total comprehensive loss	9,287,226	2,097,600	1,635,241

Statement of Financial Position

	Company
	December 31, 2021	December 31, 2020
	A$	A$
Total non-current assets	1,245	2,382
Total current assets	39,664,914	28,456,242
Total assets	39,666,159	28,458,624
Total current liabilities	6,064,179	5,931,676
Total liabilities	6,064,179	5,931,676
Total assets less liabilities	33,601,980	22,526,948

Equity
Issued capital	48,144,406	32,089,997
Accumulated losses	(14,542,426)	(9,563,049)
Total equity	33,601,980	22,526,948

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guarantee debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2021 and December 31, 2020.

Capital commitments - plant and equipment

The parent entity has no capital commitments for plant and equipment as at December 31, 2021 and December 31, 2020.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

- Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity,

- Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

F-56

NOTE 33. PRIOR YEAR RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform with the current year's presentation of the consolidated financial statements.

NOTE 34. EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since December 31, 2021, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

a)	As announced in Form 6K on December 30, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non Fungible Token) trading market. Under the Cooperation Agreement, the Group may invest up to US$1 million for 60% equity interests in Ace to develop, establish, and operate a trading platform called "Ouction". The development, marketing and operating team will receive the 40% of the equity interest in Ace. The Company will pay a deferred payment based on future earnings of Ace Corporation Limited ("Ace") and a bonus payment if Ace is listed on a recognized exchange in the next 5 years.

b)	As announced in the Form 6K on January 3, 2022, the Company entered into convertible note purchase agreements with individual investors outside the United States raising a total of US$10 million by the issuance of US$10 million convertible notes ("Note"). The Note bears interests at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. In January 2022, the noteholders converted all the notes into 3,205,128 shares in the Company.

In addition, the noteholder also received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

c)	On January 19, 2022, the Company issued 664,871 ordinary shares as a result of the conversion of HK$14 million convertible promissory note dated January 20, 2020.

d)	As announced in Form 6K on January 20, 2022, the Company entered into a subscription agreement to subscribe US$1 million for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd ("WISE"). WISE, a Malaysia company based in Kuala Lumpur, is engaged in the business of the provision of Halal certification to qualified businesses/operations, the establishment Halal products supply chain, and sale of Halal products.

e)	As announced in Form 6K on March 17, 2022, the Company approved the fund raising of share placement of up to US$20 million, depending on market conditions. Since March 2022 to the date of this report, the Company has raised US$6.7 million by the issuance of a total of 1,489,010 shares in the Company.

f)	On April 13, 2022, the Company issued 507,692 ordinary shares as a result of the conversion of US$1.65 million convertible promissory note dated August 6, 2020

NOTE 35. GROUP DETAILS

The registered office and principal place of business is:

Level 7, 420 King William Street

Adelaide SA 5000

F-57

ITEM 19	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
1.1(1)	Constitution of Registrant
4.1(1)	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMTE dated May 14, 2015
4.2(1)	Consulting Agreement between IMTE and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.3(2)	Subscription agreement between Marvel Digital Limited and E-Tech Electronics Limited, Deed of Guarantee between IMTE and E-Tech Electronics Limited, and Put option between IMTE and E-Tech Electronics Limited. All 3 agreements are dated January 3, 2018
4.4(3)	Subscription agreement between IMTE and Marvel Finance Limited dated October 13, 2018
4.5(3)	Distribution agreement between IMTE and Teko International Limited dated April 29, 2019
4.6(4)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.7(5)	Securities Purchase Agreement for the sale of Shares and Warrants to Ionic Ventures, LLC dated February 20, 2020
4.8(6)	Directors agreement between IMTE and Con Unerkov dated January 7, 2019
4.9(6)	Directors agreement between IMTE and Uwe von Parpart dated November 15, 2019
4.10(6)	Directors agreement between IMTE and Dr Heming Cui dated June 12, 2020
4.11(6)	Service agreement for Cecil Ho, between IMTE and Asset Union Limited dated March 19, 2019
4.12(6)	Agreement for Sale of 95% Issued Shares of Marvel Digital Limited dated May 11, 2020
4.13(7)	Debt Conversion Agreement between IMTE and CIMB Limited dated July 25, 2020
4.14(7)	Convertible Note Purchase Agreement between IMTE and CIMB Limited dated July 25, 2020
4.15(8)	Placement Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.16(8)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.17(8)	Sale and Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.18(8)	Sale and Purchase Agreement between IMTE and Teko International Limited dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.19(9)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated November 27, 2020
4.20(10)	IMTE's Employee Share Option Plan ("2020 ESOP")
4.21(10)	Placement Agreement between IMTE and IPO Solutions Limited dated December 21, 2020
4.22(10)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.23(10)	Equipment Purchase and Sale Agreement between IMTE, RE&I International Limited and Zhenjiang Nextek Glass Film Limited dated December 21, 2020
4.24(10)	Subscription Agreement between IMTE, Joinstar International Limited and Greifenberg Capital Limited dated December 21, 2020
84

Exhibit	Description
4.25(10)	Assignment and Assumption of Contracts and Contract Rights between Sunup Holdings Limited and SWIS Co., Ltd dated December 21, 2020
4.26*	Underwriting Agreement between CIMC Marketing Pty Limited, a wholly owned subsidiary of IMTE and Xped Limited dated February 5, 2021
4.27(11)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated February 22, 2021
4.28(12)	Securities Purchase Agreement between IMTE and accredited investor dated on March 23, 2021
4.29(13)	Director's Agreement between IMTE and Mr. Luis Puyat dated January 15, 2021
4.30*	Subscription Agreements in a private placement with investors outside the United States dated on March 4, 2021 raising a total of US$2,293,400.
4.31(13)	Director's Agreement between IMTE and Ms. Jannu Binti Babjan dated April 28, 2021
4.32(14)	Securities Purchase Agreement between IMTE and Gold Bull Capital Co., Ltd. dated July 6, 2021
4.33(14)	Securities Purchase Agreement between IMTE and Blackhorse Capital Co., Limited dated July 6, 2021
4.34(14)	Securities Purchase Agreement between IMTE and Goldenyadan International Holdings Limited dated July 6, 2021
4.35(15)	Sale and Purchase Agreement between IMTE and the shareholders of Magnum International Holdings Limited, dated October 11, 2021
4.36(16)	Director's Agreement between IMTE and Mr. Xiaodong ZHANG dated July 19, 2021
4.37(16)	Director's Agreement between IMTE and Ms. Jing ZHUO dated July 19, 2021
4.38(16)	Director's Agreement between IMTE and Ms. Jennifer Hui ZHONG dated August 3, 2021
4.39(16)	Director’s Agreement between IMTE and Ms. Xinmei SHI dated August 18, 2021
4.40(16)	Director’s Agreement between IMTE and Ms. Dan LI dated August 31, 2021
4.41(17)	Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited
4.42(18)	Convertible Note Purchase and Warrant Agreements between IMTE and Investors dated January 3, 2022
4.43(19)	Subscription Agreement between IMTE and World Integrated Supply Ecosystem Sdn. Bhd. ("WISE") dated January 20, 2022 for IMTE to subscribe up to 60% in WISE
4.44*	Private Placing Agreements between IMTE and Individual Investors outside the United States dated in March and April 2022 raising a total of US$6.7 million
4.45*	Rental Agreements between Smartglass Zhenjiang and Unilogix (Zhenjiang) Supply Chain Co., Limited dated July 22, 2021
85

Exhibit	Description
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Public Accounting Firm for the 2021 Financial Statements
15.2*	Consent of Independent Registered Public Accounting Firm for the 2020 and 2019 Financial Statements
15.3(20)	Letter to Securities and Exchange Commission from Ramirez Jimenez International CPAs dated December 30, 2021

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 3, 2018.
(3)	Incorporated by reference on Form 20-F filed on May 15, 2019.
(4)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.
(5)	Incorporated by reference on Form 6-K filed on February 24, 2020.
(6)	Incorporated by reference on Form 20-F filed on June 16, 2020.
(7)	Incorporated by reference on Form 6-K filed on July 29, 2020.
(8)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(9)	Incorporated by reference on Form 6-K filed on December 2, 2020.
(10)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(11)	Incorporated by reference on Form 6-K filed on February 22, 2021.
(12)	Incorporated by reference on Form 6-K filed on March 23, 2021.
(13)	Incorporated by reference on Form 20-F filed on May 3, 2021.
(14)	Incorporated by reference on Form 6-K filed on July 6, 2021.
(15)	Incorporated by reference on Form 6-K filed on October 12, 2021.
(16)	Incorporated by reference on Form F-1 filed on October 14, 2021.
(17)	Incorporated by reference on Form 6-K filed on December 30, 2021.
(18)	Incorporated by reference on Form 6-K filed on January 3, 2022.
(19)	Incorporated by reference on Form 6-K filed on January 20, 2022.
(20)	Incorporated by reference on Form 6-K filed on December 30, 2021.

*       Filed with this annual report on Form 20-F.

86

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Xiaodong ZHANG
By: Xiaodong ZHANG Title: Executive Chairman and Chief Executive Officer

Date: April 28, 2022

87