Form 20-F/A
period 2021-12-31
Integrated Media Technology Ltd
filed 2022-04-29
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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
☐  Yes     ☒  No

Explanatory Note

Integrated Media Technology Limited (the "Company") is filing this Amendment No. 1 (this "Amendment No. 1") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the "Form 20-F"), which was filed with the Securities and Exchange Commission on April 28, 2022, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under "Instructions as to Exhibits" of Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F due to technical failures to include the Interactive Data File.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

ITEM 19	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Xiaodong ZHANG
By: Xiaodong ZHANG Title: Executive Chairman and Chief Executive Officer

Date: April 29, 2022