Form 20-F/A
period 2021-12-31
Integrated Media Technology Ltd
filed 2022-05-02
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Adelaide SA 5000 Australia

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
☐  Yes     ☒  No

i

Explanatory Note

Integrate Media Technology Limited (the "Company") is filing this Amendment No. 2 (this "Amendment No. 2") to its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and Amendment No. 1 (together the "Original Form 20-F"), which was filed with the Securities and Exchange Commission on April 28, 2022 and April 29, 2022 respectively, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as an exhibit to the Original Form 20-F pursuant to paragraph 101 under "Instructions as to Exhibits" of the Original Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Original Form 20F due to technical problems to include the Interactive Data File.

This Amendment No. 2 files the Form 20- F in its entity and replaces the Original Form 20-F filed originally on April 28, 2022 and the Amendment No 1 filed on April 29, 2022. Excepts as set forth above, this Amendment No. 2 does not modify or update any of the disclosures in the Original Form 20-F. This Amendment No. 2 speaks as of the time of filing of the Original Form 20-F and does not reflect events that may have occurred subsequent to such filing.

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

Our Ordinary Shares are traded on NASDAQ Capital Market. However, trading volumes for our Ordinary Shares have been historically low and volatile. The limited trading market for our Ordinary Shares may cause fluctuations in the market value of our Ordinary Shares to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our Ordinary Shares .

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

Singapore

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

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2021 A$	2020 A$	2019 A$

Revenue, net	4	193,113	1,744,629	1,275,425
Cost of sales		(149,447)	(1,311,566)	(1,008,821)
		43,666	433,063	266,604

Interest income		18,864	6,197	115,762
Gain on disposal of plant and equipment		-	-	212,195
(Loss)/gain on fair value change in derivative financial instruments	21	(842,463)	2,312,197	127,551
Other income	5	335,807	82,561	807,831
		(444,126)	2,834,018	1,529,943

Expenses
Employee benefit expenses	7	(1,613,922)	(2,212,643)	(4,034,378)
Depreciation and amortization expenses	7	(1,326,811)	(2,078,762)	(3,174,784)
Professional and consulting expenses		(2,376,038)	(1,373,907)	(2,019,970)
Travel and accommodation expenses		(91,385)	(40,895)	(281,895)
Office expenses and supplies		(142,482)	(310,360)	(312,343)
Rental costs	7	(116,406)	(126,382)	(637,321)
Other operating expenses		(378,500)	(480,015)	(794,036)
Finance costs	6	(2,000,952)	(2,100,272)	(1,561,625)
Provision for impairment loss of goodwill		-	-	4,486,301
Reversal/ (Provision) of allowance for inventory obsolescence	7	9,439	17,671	(799,871)
Provision for bad debt		(14,390)	(58,932)	-
Gain/ (loss) on disposal of subsidiaries	24	1,998,269	(28,990)	-
Plant and equipment written off		-	(110)	-
Provision for impairment loss on intangible assets	15	-	(3,459,340)	-
Development projects written off		-	(930,356)	-
Exchange loss		(88,322)	(194,383)	(10,296)
Total expenses		(6,141,500)	(13,377,676)	(18,112,820)

Loss before income tax	7	(6,585,626)	(10,543,658)	(16,582,877)
Income tax expense	8	-	-	(117,322)

Loss for the year		(6,585,626)	(10,543,658)	(16,700,199)

Other comprehensive income
Items that may be re-classified subsequently to profit or loss:
Fair value through other comprehensive income		62,500	-	-
Exchange differences on translation of financial statements of overseas subsidiaries		158,547	55,673	157,471

Other comprehensive income for the year, net of tax		221,047	55,673	157,471

Total comprehensive loss for the year		(6,364,579)	(10,487,985)	(16,542,728)

Loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(5,771,510)	(10,034,077)	(15,646,147)
Non-controlling interests		(814,116)	(509,581)	(1,054,052)

		(6,585,626)	(10,543,658)	(16,700,199)

Total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(5,830,540)	(9,885,412)	(15,540,317)
Non-controlling interests		(534,039)	(602,573)	(1,002,411)

		(6,364,579)	(10,487,985)	(16,542,728)

Loss per share		A$	A$	A$
- Basic and Diluted	10	(0.70)	(2.33)	(4.63)

The above consolidated statements of profit or loss and comprehensive loss should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

		December 31,
		2021	2020
	Note	A$	A$
ASSETS
Current Assets
Cash and cash equivalents		274,767	2,194,084
Inventories	11	-	187,401
Right-of-use assets	20(a)	513,942	-
Trade and other receivables	12	486,121	1,164,605
Other assets	13	2,006,636	2,089,897

Total Current Assets		3,281,466	5,635,987

Non-Current Assets
Plant and equipment, net	14	6,441,734	7,317,678
Other assets - equipment deposits		11,459,195	-
Financial asset at fair value through other comprehensive income	16	562,500	-
Intangible assets and goodwill	15	1,900,589	-
Right-of-use assets	20(a)	1,444,927	-

Total Non-Current Assets		21,808,945	7,317,678

TOTAL ASSETS		25,090,411	12,953,665

LIABILITIES
Current Liabilities
Trade and other liabilities	17	2,424,717	3,589,164
Amounts due to related companies	18	247,406	237,674
Amount due to holding company	19	-	532,718
Lease liabilities	20(b)	425,567	-
Derivative financial instruments	21	2,321,003	-
Convertible promissory notes	22	4,311,416	-

Total Current Liabilities		9,730,109	4,359,556

Non-current Liabilities
Lease liabilities	20(b)	1,403,932	-
Derivative financial instruments	21	-	1,478,540
Deferred tax liabilities	8	-	13,668
Convertible promissory notes	22	-	2,196,049

Total Non-Current Liabilities		1,403,932	3,688,257

TOTAL LIABILITIES		11,134,041	8,047,813

NET CURRENT (LIABILTIES) / ASSETS		(6,448,643)	1,276,431

NET ASSETS		13,956,370	4,905,852

CAPITAL AND RESERVES
Issued capital (no par value, 9,329,420 and 6,513,671 ordinary shares issued and outstanding as of December 31, 2021 and 2020, respectively)	25	48,144,406	32,089,997
Foreign currency translation reserve	26(a)	762,348	883,878
Other reserves	26(b)	62,500	2,704,452
Accumulated losses		(37,169,358)	(34,102,300)

Equity attributable to equity shareholders of Integrated Media Technology Limited		11,799,896	1,576,027
Non-controlling interests		2,156,474	3,329,825

TOTAL EQUITY		13,956,370	4,905,852

Ordinary shares issued		9,329,420	6,513,671

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

 INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars)

	Attributable to owners of the Group
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance as of December 31, 2018 and as of January 1, 2019	18,902,029	(10,676,713)	629,383	4,959,089	2,807,963	16,621,751
Loss for the year	-	(15,646,147)	-	-	(1,054,052)	(16,700,199)
Other comprehensive income for the year, net of tax	-	-	105,830	-	51,641	157,471
Total comprehensive loss for the year	-	(15,646,147)	105,830	-	(1,002,411)	(16,542,728)

Transfer convertible bond reserves (Note 26 (b))	-	535,948	-	(535,948)	-	-
Balance as of December 31, 2019 and as of January 1, 2020	18,902,029	(25,786,912)	735,213	4,423,141	1,805,552	79,023

Changes in equity for 2020:
Loss for the year	-	(10,034,077)	-	-	(509,581)	(10,543,658)
Other comprehensive income / (loss) for the year, net of tax	-	-	148,665	-	(92,992)	55,673
Total comprehensive loss for the year	-	(10,034,077)	148,665	-	(602,573)	(10,487,985)
Transfer other reserve to accumulated losses	-	1,718,689	-	(1,718,689)	-	-
Acquisition of subsidiaries	-	-	-	-	3,888,027	3,888,027
Disposal of subsidiaries	-	-	-	-	(1,761,181)	(1,761,181)
Issuance of new ordinary shares - cash (Note 25(b))	7,121,283	-	-	-	-	7,121,283
Issuance of new ordinary shares - conversion of debt (Note 25(b))	4,122,562	-	-	-	-	4,122,562
Issuance of new ordinary shares - services (Note 25(b))	23,249	-	-	-	-	23,249
Issuance of new ordinary shares - acquisition (Note 25(b))	2,060,000	-	-	-	-	2,060,000
Legal expenses in respect of issuance of shares (Note 25(b))	(139,126)	-	-	-	-	(139,126)
Balance as of December 31, 2020 and as of January 1, 2021	32,089,997	(34,102,300)	883,878	2,704,452	3,329,825	4,905,852

Changes in equity for 2021:
Loss for the year	-	(5,771,510)	-	-	(814,116)	(6,585,626)
Fair value through other comprehensive income	-	-	-	62,500	-	62,500
Other comprehensive income for the year, net of tax	-	-	(121,530)	-	280,077	158,547
Total comprehensive loss for the year	-	(5,771,510)	(121,530)	62,500	(534,039)	(6,364,579)
Transfer from other Reserve to Accumulated Loss	-	2,704,452	-	(2,704,452)	-	-
Acquisition of subsidiary	-	-	-	-	983,928	983,928
Disposal of subsidiaries	-	-	-	-	(1,623,240)	(1,623,240)
Issuance of new ordinary shares for cash (Note 25(b))	16,054,409	-	-	-	-	16,054,409
Balance as of December 31, 2021	48,144,406	(37,169,358)	762,348	62,500	2,156,474	13,956,370

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

		Years Ended December 31,
		2021	2020	2019
	Note	A$	A$	A$
Cash flows from operating activities
Loss before income tax		(6,585,626)	(10,543,658)	(16,582,877)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Depreciation and amortization		1,326,811	2,078,762	3,174,784
Impairment loss of trade receivables		14,390	58,932	11,052
Provision for inventories obsolescence		(9,439)	(17,671)	799,871
Loss / (gain) on disposal of subsidiaries	24	(1,998,269)	28,990	-
Gain on disposal on plant and equipment		-	-	(212,195)
Plant and equipment written off		-	110	-
Provision for impairment loss on intangible assets		-	3,459,340	-
Development projects written off		-	930,356	-
Provision for impairment loss of goodwill		-	-	4,486,301
Net cash (outflows) / inflows from changes in working capital	30(b)	(719,193)	(2,186,276)	1,783,050

Net cash used in operating activities		(7,971,326)	(6,191,115)	(6,540,014)

Cash flows from investing activities
Capital injection from minority shareholders		542,887	1,920,153	-
Payments for acquisition of plant and equipment		(71,109)	(7,236,260)	(1,223,028)
Payments for other assets - equipment deposits		(11,459,195)	-	-
Payments for intangible assets		(624,095)	-	(7,283)
Payments for development projects		-	(125,520)	(598,306)
Payments for investment in financial assets		(500,000)	-	-
Disposal of subsidiaries, net of cash disposed of	24	(32,927)	855,506	-

Net cash used in investing activities		(12,144,439)	(4,586,121)	(1,828,617)

Cash flows from financing activities
Advances from of amounts due to related companies		-	840,509	3,954,640
Advance from other liabilities		-	211,567	2,610,091
Advance from / (repayment) to holding company		(562,201)	-	501,343
Fair value change in derivative financial instruments		842,463	(2,312,197)	(127,551)
Interest income from ultimate holding company		-	-	(115,678)
Interest received from ultimate holding company		-	-	18,714
Interest accrued for lease liabilities		28,371	32,526	109,675
Finance costs for convertible bonds		1,895,371	1,693,890	1,316,702
Interest paid for convertible bonds		-	(185,469)	(209,392)
Proceeds from bank borrowings		-	-	930,334
Repayment of bank borrowings		-	-	(840,285)
Repayment for convertible bonds		-	(4,668,195)	-
Payment of lease liabilities		(138,156)	(320,851)	(573,010)
Proceeds from issuance of convertible promissory notes		-	4,913,100	-
Net Proceeds from issuance of ordinary shares		16,054,409	13,187,968	-

Net cash provided by financing activities	30(a)	18,120,257	13,392,848	7,575,583

Net increase / (decrease) in cash and cash equivalents		(1,995,508)	2,615,612	(793,048)
Effect of exchange rate changes on cash and cash equivalents		76,191	(254,770)	619,705
Cash and cash equivalents at the beginning of financial year		2,194,084	(166,758)	6,585

Cash and cash equivalents at the end of financial year		274,767	2,194,084	(166,758)
Analysis of cash and cash equivalents:
Cash and bank balances		274,767	2,194,084	735,724
Bank overdraft		-	-	(902,482)
Cash and cash equivalents		274,767	2,194,084	(166,758)

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