Form 20-F/A
period 2021-12-31
Integrated Media Technology Ltd
filed 2022-09-06
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

Commission file number 001-38018

Integrated Media Technology Limited

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of April 19, 2022 is 14,753,331

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No

Auditor Name: Audit Alliance LLP	Auditor Location: Singapore	Auditor Firm ID: 3487

Explanatory Note

Integrated Media Technology Limited (the “Company”) is filing this Amendment No. 3 (“Amendment No. 3”) to our Annual Report on Form 20-F for the year ended December 31, 2021, originally filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022 (“Form 20-F”), as amended by Amendment No. 1 filed with the SEC on April 29, 2022, and as amended by Amendment No. 2 filed with the SEC on May 2, 2022, to address several comments from the Staff of the SEC. Accordingly, pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are amending and supplementing our disclosure on page 2 of the Form-20-F, in particular the onset of Part I and the onset of Item 3, Part I.

Except as set forth above, this Amendment No. 3 does not modify or update in any way the financial statements, consents or any other items disclosures made in the Form 20-F. This Amendment No. 3 speaks as of the original filing date of the Form 20-F and does not reflect events that may have occurred subsequent to such filing date. For recent developments, please see our reports on Form 6-K that we have filed with the SEC since June 2022.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 also contains new certifications under the Sarbanes-Oxley Act of 2002, which are attached hereto.

PART I

Risks relating to China on our operations

IMTE is a holding company incorporated in Australia with operations conducted by its subsidiaries based in Hong Kong and the People’s Republic of China (“PRC”). IMTE is an Australia company and not a Chinese company. IMTE itself does not conduct any business operation in Hong Kong, China or elsewhere, other than in Australia as a holding company listed on the Nasdaq Capital Markets. IMTE conducts its business through its subsidiary companies based in Hong Kong and China. Throughout this Form 20-F, ITME is referred to as “IMTE” or the “Company”, and any reference to any of the subsidiaries will be by the subsidiary company name. Use of the word “our” or “we” refers to IMTE and its subsidiaries taken as a whole. IMTE, a company incorporated in Australia, is the Nasdaq-listed entity in which investors may invest.

As at December 31, 2021, the list of country of incorporation and principal activities for each subsidiaries are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities

CIMC Marketing Pty Limited	Australia	Management services & Investment holding in Australia
Grand Dynasty Limited	Hong Kong	Investment Holding
Grand Dynasty (Zhenjiang) Co., Limited	P.R.C	Dormant
Greifenberg Digital Limited	Canada	Investment Holding
Greifenberg Analytics Limited	Canada	Online analytic financial research services in Canada
Greifenberg Capital Limited	Hong Kong	Administrative services in Hong Kong
IMTE Limited (Formerly known as Great Gold Investment Limited)	Hong Kong	Treasury and Administrative services in Hong Kong
IMTE Asia Limited	Hong Kong	Administrative services
Itana Holdings Limited	Canada	Investment Holding
Renfrew International Limited	United State	Investment Holding
Lonsdale International Limited	United State	Investment Holding
Smart (Zhenjiang) Intelligent Technology Limited (Formerly known as Smart (Shenzhen) Technology Limited)	P.R.C.	Marketing, manufacturing and Distribution in P.R.C.
Smartglass Limited	Hong Kong	Sales of distribution of switchable glass and consultancy services in Hong Kong
Sunup Holdings Limited	Hong Kong	Manufacturing of filter plates in Korea
Sunup Korea Limited	Hong Kong	Sale of filter plates and air filter products in Korea

Due to our group structure, a substantial portion of our business operations and assets are subject to unique risks relating to the uncertain development, interpretation and application of PRC laws, including uncertain actions that Chinese authorities can take against companies. The Chinese government can take unpredictable action with little advance notice, including seeking to intervene or influence operations and or disallow this structure would likely result in a material change in our operations. Our PRC-based subsidiaries could be subject to sanctions imposed by PRC regulatory agencies if they fail to comply with existing or new PRC laws and any such sanctions could negatively affect our financial performance and results of operations and, as a result, could cause the value of IMTE shares to significantly decline or become worthless. Further information, see “Risks Related to Doing Business in China” starting on page 24 in our annual report on Form 20-F, as originally filed with the SEC.

Legal and operational risk in China

IMTE’s subsidiaries are subject to legal and operational risks associated with their operations in China as the Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. PRC laws governing our current business operations, including the electronic glass manufacturing operation, are sometimes subject to interpretation of the local authorities. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate businesses in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, gathering and processing of data, and expanding the efforts in anti-monopoly enforcement. Any such actions directed at IMTE’s subsidiaries could adversely affect their operations and thereby cause the value of IMTE shares to significantly decline or become worthless. Further information, please see “Risks Related to Doing Business in China” starting on page 24 in our annual report on Form 20-F, as originally filed with the SEC.

Risks of issuance of our ordinary shares

Given IMTE is an Australian corporation, no approval of any Chinese authority is required for the offer and sale of IMTE’s ordinary shares. There is no liquidity risk in relation to trading of IMTE shares as IMTE is incorporated in Australia and IMTE’s ordinary shares are listed on Nasdaq. PRC authorities could, however, block further foreign investment into our PRC and Hong Kong-based subsidiaries. If this were to occur, it could have a material adverse effect on our consolidated operations and thereby cause the value of IMTE’s shares to significantly decline or become worthless.

If IMTE were to re-domicile to a Chinese jurisdiction (which IMTE’s Board does not propose and which would be subject to super-majority approval of shareholders) or if the Australian government were to come under the control of the PRC government (which we do not expect), then IMTE’s ability to issue securities to foreign investors could be restricted directly by the PRC government. In addition, given the operations of IMTE’s subsidiaries in the PRC and Hong Kong, it is possible that the PRC government could seek to threaten our subsidiaries in an effort to indirectly control IMTE’s ability to issue securities. If IMTE were required to obtain approval from the PRC government in order to issue securities to foreign investors in any of these or other scenarios and if IMTE were not to receive or maintain such approvals, inadvertently conclude that such approvals were not required, or applicable laws, regulations or interpretations change and IMTE were required to obtain such approval in the future, then our ability to offer securities to foreign investors could be adversely affected and thus cause severe liquidity problems for IMTE, including a material adverse effect on our financial condition, and the value of our securities could significantly decline or become worthless.

Our ability to operate in China

IMTE’s subsidiaries have received all requisite approvals required to operate their businesses as currently conducted. IMTE has received permission from Chinese authorities to incorporate Smartglass Zhenjiang and Dynasty Jiaxing. Smartglass Zhenjiang has received permission from Chinese authorities to operate a factory. Our ability to operate in China could be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments in the PRC could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. If our PRC subsidiaries do not receive or maintain approvals, inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our PRC subsidiaries are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations of our PRC subsidiaries and the value of IMTE shares could significantly decline or become worthless.

Chinese exchange controls

IMTE has operating subsidiaries based in Hong Kong and the PRC. IMTE is not aware of any restrictions or limitations on foreign currency exchange in Hong Kong, or on the ability to transfer cash between entities. Nor is IMTE aware of any restrictions and limitations on the ability of Hong Kong subsidiaries to distribute earnings from their businesses to IMTE.

As for PRC subsidiaries, the Chinese government has controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, the Chinese government could impose administrative requirements or make it otherwise difficult to remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt could restrict their ability to pay dividends or make other payments. If IMTE or our subsidiaries were unable to receive all of the revenue from our operations, IMTE could be unable to pay dividends on our ordinary shares. Additional details on the convertibility of RMB into foreign currencies is set out in the “Risks Related to Doing Business in China” in the “Risk Section” starting on page 24.

HFCA Act

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our auditor, Audit Alliance LLP, is a PCAOB-registered firm based in Singapore and is subject to the laws applicable in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, under the Holding Foreign Companies Accountable Act (“HFCA Act”), the PCAOB is permitted to inspect our independent public accounting firm. Therefore, we do not expect that the HFCA Act, the Accelerating Holding Foreign Companies Accountable Act and related regulations will affect IMTE, including the time frame change in PCAOB inspections for two consecutive years instead of three years. We have not been identified nor do we expect to be identified by the SEC under the HFCAA. Further details are set out in the “Risks Related to Doing Business in China” commencing g on page 24.

ITEM 3. KEY INFORMATION

D. Risk Factors

The following are risk factor that supplement those contained in our annual report on Form 20-F, as filed with the SEC on April 28, 2022.

IMTE is a holding company incorporated in Australia with operations conducted by its subsidiaries based in Hong Kong and PRC. Due to our group structure, a substantial portion of our business operations and assets are subject to unique risks relating to the uncertain development, interpretation and application of PRC laws, including uncertain actions that Chinese authorities can take against companies. The Chinese government can take unpredictable action with little advance notice, including seeking to intervene or influence operations. Our PRC- based subsidiaries could be subject to sanctions imposed by PRC regulatory agencies if they fail to comply with existing or new PRC laws and any such sanctions could negatively affect our financial performance and results of operations and, as a result, could cause the value of IMTE shares to significantly decline or become worthless. Given IMTE is an Australian corporation, no approval of any Chinese authority is required for the offer and sale of IMTE’s ordinary shares. There is no liquidity risk in relation to trading of IMTE ordinary shares as IMTE is incorporated in Australia and our ordinary shares are listed on Nasdaq. PRC authorities could, however, block further foreign investment into our PRC and Hong Kong-based subsidiaries. If this were to occur, it could have a material adverse effect on our consolidated operations and thereby cause the value of IMTE’s ordinary shares to significantly decline or become worthless.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China could be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. If our PRC subsidiaries do not receive or maintain approvals, inadvertently conclude that approvals needed for their business are not required or if there are changes in applicable laws (including regulations) or interpretations of laws and our PRC subsidiaries are required but unable to obtain approvals in the future, then such changes or need for approvals (if not obtained) could adversely affect the operations of our PRC subsidiaries and the value of IMTE shares could significantly decline or become worthless.

In addition, IMTE’s subsidiaries are subject to legal and operational risks associated with their operations in China. PRC laws governing our current business operations, including the electronic glass manufacturing operation, are sometimes subject to interpretation of the competent authorities. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate businesses in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, gathering and processing of data, and expanding the efforts in anti-monopoly enforcement. Any such actions directed at IMTE’s subsidiaries could adversely affect their operations and thereby cause the value of IMTE shares to significantly decline or become worthless. Further details are set out in the “Risks Related to Doing Business in China” in the “Risk Section” starting on page 24.

Additional Risks Related to Doing Business in China

Systems for the transfers of cash and non-monetary assets

IMTE can freely transfer cash in accordance with the laws of Australia. The transfer of cash amongst IMTE and its subsidiaries is made through direct bank transfers following internal fund transfer procedures and controls. During 2021, IMTE transferred approximately US$12.2million to its subsidiaries via cash advances and contributions to capital of which approximately US$366,000 were further transferred to our PRC subsidiary Smartglass Zhenjiang. IMTE’s subsidiaries have not distributed cash to IMTE during this period.

IMTE’s intention is to not distribute earnings from its operating subsidiaries until a subsidiary’s operations has achieved cashflow breakeven and no longer requires investment capital. However, we are at the initial stage of roll-out and it is not expected that there will be any cash dividends in the near future.

IMTE and its subsidiaries have not distributed any dividends and non-monetary assets.

None of our subsidiaries operate in a monetary controlled environment except our PRC-incorporated entities. For PRC entities, IMTE may make loans or capital contributions. Any loans to a PRC subsidiary are subject to PRC regulations and approvals. Similarly, the flow of funds out of China requires Chinese regulatory approval and can only be made through the repayment of previously approved loans or through the profits earned by the PRC subsidiary through the capital account. Further details are set out in the “Risks Related to Doing Business in China” in the “Risk Section” starting on page 24

IMTE currently has only one operating subsidiary in China, Smartglass Zhenjiang, which as at the date of this Form 20F, has received funds of approximately US$406,000 from its sole shareholder, Smartglass HK. This transfer of funds was made by Smartglass HK through registered capital injection to Smartglass Zhenjiang to purchase machinery and equipment and for working capital purposes. Smartgalss Zhenjiang has not paid any funds to its holding company Smartglass HK since the inception of Smartglass Zhenjiang.

Payment of dividends or distributions

Since the date of incorporation, IMTE has not received, nor does it expect to receive in the foreseeable future, any dividends or distributions from any of its subsidiaries. IMTE has not paid, nor does it expect to pay in the foreseeable future, any dividends or distributions to its shareholders. There are no foreign exchange restrictions on the ability of IMTE to pay dividends or transfer cash to its U.S. shareholders and to U.S. investors.

If IMTE were to pay dividends to US investors, then they would be subject to taxation under U.S. tax law. Further information is set out in Item 10E starting on page 71 of IMTE’s annual report on Form 20-F.

PART III

Item 19. Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit	Description
1.1(1)	Constitution of Registrant
4.1(1)	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMTE dated May 14, 2015
4.2(1)	Consulting Agreement between IMTE and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.3(2)	Subscription agreement between Marvel Digital Limited and E-Tech Electronics Limited, Deed of Guarantee between IMTE and E-Tech Electronics Limited, and Put option between IMTE and E-Tech Electronics Limited. All 3 agreements are dated January 3, 2018
4.4(3)	Subscription agreement between IMTE and Marvel Finance Limited dated October 13, 2018
4.5(3)	Distribution agreement between IMTE and Teko International Limited dated April 29, 2019
4.6(4)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.7(5)	Securities Purchase Agreement for the sale of Shares and Warrants to Ionic Ventures, LLC dated February 20, 2020
4.9(6)	Directors agreement between IMTE and Uwe von Parpart dated November 15, 2019
4.10(6)	Directors agreement between IMTE and Dr Heming Cui dated June 12, 2020
4.11(6)	Service agreement for Cecil Ho, between IMTE and Asset Union Limited dated March 19, 2019
4.12(6)	Agreement for Sale of 95% Issued Shares of Marvel Digital Limited dated May 11, 2020
4.13(7)	Debt Conversion Agreement between IMTE and CIMB Limited dated July 25, 2020
4.14(7)	Convertible Note Purchase Agreement between IMTE and CIMB Limited dated July 25, 2020
4.15(8)	Placement Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.16(8)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.17(8)	Sale and Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.18(8)	Sale and Purchase Agreement between IMTE and Teko International Limited dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.19(9)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated November 27, 2020
4.20(10)	IMTE’s Employee Share Option Plan (“2020 ESOP”)
4.21(10)	Placement Agreement between IMTE and IPO Solutions Limited dated December 21, 2020
4.22(10)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.23(10)	Equipment Purchase and Sale Agreement between IMTE, RE&I International Limited and Zhenjiang Nextek Glass Film Limited dated December 21, 2020
4.24(10)	Subscription Agreement between IMTE, Joinstar International Limited and Greifenberg Capital Limited dated December 21, 2020

Exhibit	Description
4.25(10)	Assignment and Assumption of Contracts and Contract Rights between Sunup Holdings Limited and SWIS Co., Ltd dated December 21, 2020
4.26(20)	Underwriting Agreement between CIMC Marketing Pty Limited, a wholly owned subsidiary of IMTE and Xped Limited dated February 5, 2021
4.27(11)	Securities Purchase Agreement between IMTE and Mercer Street Global Opportunity Fund, LLC dated February 22, 2021
4.28(12)	Securities Purchase Agreement between IMTE and accredited investor dated March 23, 2021
4.29(13)	Director’s Agreement between IMTE and Mr. Luis Puyat dated January 15, 2021
4.30(20)	Subscription Agreements in a private placement with investors outside the United States dated March 4, 2021 raising a total of US$2,293,400.
4.31(13)	Director’s Agreement between IMTE and Ms. Jannu Binti Babjan dated April 28, 2021
4.32(14)	Securities Purchase Agreement between IMTE and Gold Bull Capital Co., Ltd. dated July 6, 2021
4.33(14)	Securities Purchase Agreement between IMTE and Blackhorse Capital Co., Limited dated July 6, 2021
4.34(14)	Securities Purchase Agreement between IMTE and Goldenyadan International Holdings Limited dated July 6, 2021
4.35(15)	Sale and Purchase Agreement between IMTE and the shareholders of Magnum International Holdings Limited, dated October 11, 2021
4.36(16)	Director’s Agreement between IMTE and Mr. Xiaodong ZHANG dated July 19, 2021
4.37(16)	Director’s Agreement between IMTE and Ms. Jing ZHUO dated July 19, 2021
4.38(16)	Director’s Agreement between IMTE and Ms. Jennifer Hui ZHONG dated August 3, 2021
4.39(16)	Director’s Agreement between IMTE and Ms. Xinmei SHI dated August 18, 2021
4.40(16)	Director’s Agreement between IMTE and Ms. Dan LI dated August 31, 2021
4.41(17)	Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited
4.42(18)	Convertible Note Purchase and Warrant Agreements between IMTE and investors dated January 3, 2022
4.43(19)	Subscription Agreement between IMTE and World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) dated January 20, 2022 for IMTE to subscribe up to 60% in WISE
4.44(20)	Private Placing Agreements between IMTE and Individual Investors outside the United States dated in March and April 2022 raising a total of US$6.7 million
4.45(20)	Rental Agreements between Smartglass Zhenjiang and Unilogix (Zhenjiang) Supply Chain Co., Limited dated July 22, 2021
8.1(20)	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 3, 2018.
(3)	Incorporated by reference on Form 20-F filed on May 15, 2019.
(4)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.

(5)	Incorporated by reference on Form 6-K filed on February 24, 2020.
(6)	Incorporated by reference on Form 20-F filed on June 16, 2020.
(7)	Incorporated by reference on Form 6-K filed on July 29, 2020.
(8)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(9)	Incorporated by reference on Form 6-K filed on December 2, 2020.
(10)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(11)	Incorporated by reference on Form 6-K filed on February 22, 2021.
(12)	Incorporated by reference on Form 6-K filed on March 23, 2021.
(13)	Incorporated by reference on Form 20-F filed on May 3, 2021.
(14)	Incorporated by reference on Form 6-K filed on July 6, 2021.
(15)	Incorporated by reference on Form 6-K filed on October 12, 2021.
(16)	Incorporated by reference on Form F-1 filed on October 14, 2021.
(17)	Incorporated by reference on Form 6-K filed on December 30, 2021.
(18)	Incorporated by reference on Form 6-K filed on January 3, 2022.
(19)	Incorporated by reference on Form 6-K filed on January 20, 2022.
(20)	Incorporated by reference on Form 20-F filed on April 28, 2022.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 6, 2022

Integrated Media Technology Limited
By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer