Form 20-F/A
period 2021-12-31
Integrated Media Technology Ltd
filed 2022-10-17
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 4)

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

Explanatory Note

Integrated Media Technology Limited (the “Company”) is filing this Amendment No. 4 (“Amendment No. 4”) to our Annual Report on Form 20-F for the year ended December 31, 2021, originally filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022 (“Form 20-F”), as amended by Amendment No. 1 filed with the SEC on April 29, 2022, and as amended by Amendment No. 2 and Amendment No. 3 filed with the SEC on May 2, 2022 and September 6 2022, respectively, to address comments from the Staff of the SEC. Accordingly, pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are amending and supplementing the disclosure of our annual report on Form-20-F, in particular the onset of Part I and Item 3, Part I.

Except as set forth above, this Amendment No. 4 does not modify or update in any way the financial statements, consents or any other items disclosures made in the Form 20-F. This Amendment No. 4 speaks as of the original filing date of the Form 20-F and does not reflect events that may have occurred subsequent to such filing date. For recent developments, please see our reports on Form 6-K that we have filed with the SEC since June 2022.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 4 also contains new certifications under the Sarbanes-Oxley Act of 2002, which are attached hereto.

PART I

Risks relating to China on our operations

IMTE is a holding company incorporated in Australia with operations conducted by its subsidiaries based in Hong Kong and the People’s Republic of China (“PRC”). IMTE is an Australia company and not a Chinese company. IMTE itself does not conduct any business operation in Hong Kong, China or elsewhere, other than in Australia as a holding company listed on the Nasdaq Capital Markets. IMTE conducts its business through its subsidiary companies based in Hong Kong and China. Throughout this Form 20-F, IMTE is referred to as “IMTE” or the “Company”, and any reference to any of the subsidiaries will be by the subsidiary company name. Use of the word “our” or “we” refers to IMTE and its subsidiaries taken as a whole. IMTE, a company incorporated in Australia, is the Nasdaq-listed entity in which investors may invest.

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

Due to our group structure, a substantial portion of our business operations and assets are subject to unique risks relating to the uncertain development, interpretation and application of PRC laws, including uncertain actions that Chinese authorities can take against companies. The Chinese government can take unpredictable action with little advance notice, including seeking to intervene or influence operations and or disallow this structure would likely result in a material change in our operations. Our PRC-based subsidiaries could be subject to sanctions imposed by PRC regulatory agencies if they fail to comply with existing or new PRC laws and any such sanctions could negatively affect our financial performance and results of operations and, as a result, could cause the value of IMTE shares to significantly decline or become worthless. Further information, see “Risks Related to Doing Business in China” starting on page 31 in our annual report on Form 20-F, as originally filed with the SEC.

Legal and operational risk in China

IMTE’s subsidiaries are subject to legal and operational risks associated with their operations in China as the Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. PRC laws governing our current business operations, including the electronic glass manufacturing operation, are sometimes subject to interpretation of the local authorities. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate businesses in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, gathering and processing of data, and expanding the efforts in anti-monopoly enforcement. Any such actions directed at IMTE’s subsidiaries could adversely affect their operations and thereby cause the value of IMTE shares to significantly decline or become worthless. Further information, please see “Risks Related to Doing Business in China” starting on page 31 in our annual report on Form 20-F, as originally filed with the SEC.

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

As for PRC subsidiaries, the Chinese government has controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, the Chinese government could impose administrative requirements or make it otherwise difficult to remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt could restrict their ability to pay dividends or make other payments. If IMTE or our subsidiaries were unable to receive all of the revenue from our operations, IMTE could be unable to pay dividends on our ordinary shares. Additional details on the convertibility of RMB into foreign currencies is set out in the “Risks Related to Doing Business in China” in the “Risk Factors” section.

HFCA Act

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our auditor, Audit Alliance LLP, is a PCAOB-registered firm based in Singapore and is subject to the laws applicable in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, under the Holding Foreign Companies Accountable Act (“HFCA Act”), the PCAOB is permitted to inspect our independent public accounting firm. Therefore, we do not expect that the HFCA Act, the Accelerating Holding Foreign Companies Accountable Act and related regulations will affect IMTE, including the time frame change in PCAOB inspections for two consecutive years instead of three years. We have not been identified nor do we expect to be identified by the SEC under the HFCAA. Further details are set out in the “Risks Related to Doing Business in China”.

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

In addition, IMTE’s subsidiaries are subject to legal and operational risks associated with their operations in China. PRC laws governing our current business operations, including the electronic glass manufacturing operation, are sometimes subject to interpretation of the competent authorities. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate businesses in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, gathering and processing of data, and expanding the efforts in anti-monopoly enforcement. Any such actions directed at IMTE’s subsidiaries could adversely affect their operations and thereby cause the value of IMTE shares to significantly decline or become worthless. Further details are set out in the “Risks Related to Doing Business in China” in the “Risk Factors” Section.

General Risks

The recurrence of the coronavirus disease (“COVID-19”), or similar adverse public health developments in Korea, China and Hong Kong, may materially and adversely affect our business and operating results.

The COVID-19 is currently impacting countries, communities, supply chains and markets globally. The outbreak of COVID-19 in Korea, China and Hong Kong has resulted and may continue to result in increased travel restrictions, border control, and shutdown of businesses, which may cause slower recovery of the global economies. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus continues to spread. COVID-19 affects our workforce and supplier’s workforce, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread COVID-19 in the countries we operate and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient. In most respects it is still early in the pandemic to be able to quantify all the ramifications.

Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

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

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets.

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

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2021, we had an accumulated deficit of A$37,169,358. For the year ended December 31, 2021 we recorded loss of A$6,585,626 which was mainly resulted from the decline in sales of our 3D display products due to the worldwide pandemic. Our 3D display sales are targeted to consumer and the advertising sectors, both of which have been adversely effected by the pandemic. The Company could not sell its 3D products and services on a consistent basis through distribution channels to commercial and consumer sectors to increase revenue. Therefore, the Company has been broadening its revenue base by expanding its business to electronic glass, nano-coated plate air filters and air purifier products, halal certification and sale of halal products, and the operation of a digital asset exchange. At the end of 2021, the Company stopped the sale of its 3D display products to curtail its overhead costs due to the prolonged pandemic outlook. In addition, the Company will continue to try to increase sales in other products, and reduce its operating overhead to return to profitability. There is no certainty that we can solve these issues facing the Company.

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

We are just starting our new businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, and operating of a digital assets exchange (“New Businesses”). Our limited operating history in these New Businesses makes it difficult for potential investors to evaluate our New Businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our New Businesses may face delays in sales and financing from suppliers due to our new entry into the market of our products or services which may face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions on our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our New Businesses is dependent upon the implementation of our business plan for each business segment, as well as the ability to access continuous innovation in our products and improve our services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

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

The functional currency of each of our Group’s entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Korea, China and Hong Kong, the functional currency for the companies operating in these territories will have a functional currency of South Korea won, Chinese Renminbi and Hong Kong dollars, respectively. Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Korea, Chinese Renminbi and Hong Kong dollars. Movement in currency exchange rates will also affect cash denominated in U.S. dollars and Australian dollars and therefore will affect our reported results of operations.

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

We are a small company and we rely on a variety of contractors to manufacture our air filters and air purifier products. Adverse events that affect one or more of our contractors could adversely affect us. For example:

●	a contractor is unable to retain key staff that have been working on our manufacturing orders;

●	a contractor produces substandard products that are unacceptable to us;

●	a contractor is unable to sustain operations due to financial or other business issues;

●	a contractor loses its business permits or licenses that may be required to manufacture our products; or errors, negligence or misconduct that occur within a contractor may adversely affect our business concerns although we may not be directly responsible.

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

An important element of our strategy for developing, manufacturing and commercializing our nano-coated plate filter and halal products is entering into partnerships and strategic alliances with other distribution companies or other industry participants to advance our distribution capabilities and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently parties to any collaborative arrangements or strategic alliances that we believe are material to our business. In the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our nano-coated plate filter and halal products. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant products, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

●	we may not be able to control the amount and timing of resources that our strategic partners/collaborators may devote to our products;

●	our strategic partners/collaborators may experience financial difficulties;

●	we may be required to relinquish important rights such as marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include in its annual report a management report on such company’s internal controls over financial reporting which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, if the Company qualifies under certain revenue or market capitalization test an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a Company with a small team of accounting personnel and other resources with which to address our internal financial controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal financial controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our shares.

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

Disruption or failure of our IT systems could impair our users’ online experience and adversely affect our reputation.

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

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

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

The creation of non-fungible token (“NFT”) marketplace is dependent on our ability to develop an acceptable blockchain.

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

We do not have a metaverse platform to feature our NFT. It is our intent that we will cooperate with a metaverse platform featuring a virtual world containing immersive experiences in social networking, gaming and NFT, boasting a wide range of “online + offline” and “virtual + reality” scenarios to promote the development of new content by creators and owners of NFT.

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

The growth of the blockchain industry is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the blockchain and NFT industry include, without limitation:

●	Worldwide growth in the adoption and use of NFTs and other blockchain technologies;

●	government and quasi-government regulation of NFTs and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets, including new means of using government-backed currencies or existing networks;

●	the extent to which current interest in NFTs represents a speculative “bubble”;

●	general economic conditions in the United States and the world;

●	the regulatory environment relating to NFTs and blockchains; and

●	a decline in the popularity or acceptance of NFTs or other digital assets.

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

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art pieces. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. If any of these bust cycles were to occur, it could adversely affect the value of certain of our future strategies. In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets are also applicable to NFTs, which will subject us to general digital assets risks as described elsewhere in these risk factors.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

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

From time to time, our customers experience price pressure in some of our markets as a result of competitors’ promotional pricing practices as well as general market conditions. Our failure to match or exceed our competitors’ cost reductions through innovative products and other improvements could weaken our competitive position. Competition is based on product quality, reliability, food safety, distribution effectiveness, brand loyalty, price, effective promotional activities, the ability to identify and satisfy emerging consumer preferences and the ability to provide ancillary support services. We may not be able to compete effectively with these larger, more diversified companies.

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

We rely heavily on the services of technical and management personnel. Loss of the services of any such individuals would adversely impact our operations. In addition, we believe our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors and that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

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

If the Company does not effectively manage its growth, the quality of its products and services could suffer, which could negatively affect the Company’s brand and operating results. To effectively manage this growth, the Company will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Failure to implement these improvements could hurt the Company’s ability to manage its growth and financial position.

Our Company’s business faces inherent risk in the switchable glass and halal products and services.

Our Company’s business is subject to certain risks inherent in the switchable glass and halal products and services. Our Company’s revenue and operating results could be adversely affect by many factors which include, amongst others, changes in general economic, business and credit conditions, fluctuation in foreign exchange rates, changes in demand for and market acceptance of our products and services, our ability to introduce new products and services and enhancements in a timely manner, rapid technological changes, increase in operating expenses, lower profit margins due to pricing competition and delay in expansion plans.

Our Company seeks to limit these business risks through, inter-alia prudent management policies, keeping abreast with new developments and technologies in the relevant industries and maintaining good relationship with customers and suppliers. However, there can be no assurance that any changes in these factors will not have any material adverse effect on our Company’s business.

Our Company’s business faces competitions from local and foreign competitors.

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

We rely on complex machinery for production of our products, and we may experience unexpected malfunctions from time to time requiring repairs and spare parts to fix the equipment. The availability of spare parts may not be available when needed. Unexpected malfunctions of our lamination and nano-coated plate filter equipment (“Manufacturing Equipment”) may significantly affect our operational efficiency and production. In addition, the operational performance and costs associated with the Manufacturing Equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary equipment components in a timely manner and at prices and volumes acceptable to us, which could have a material adverse effect on our operational performance, cash flows, financial condition, or prospects.

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

Our inability to provide products or services in a timely manner, legal restrictions on product features, or defects in our products or services, including products and services of third parties that we incorporate into our product offerings, could adversely affect our reputation, result in delivery delays, product recalls, product liability claims, and significant warranty and other expenses, and subject the Company to claims or litigation. In addition, our inability to meet our customers’ expectations with respect to our products or services could affect our ability to generate new business customers and thereby have a material adverse effect on our business, financial condition, cash flow or results of operations.

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

We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. Companies holding patents or other intellectual property rights relating to switchable glass or nano-coated plating technologies may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services it offers, to pay substantial damages and/or license royalties, obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, to redesign its products and services, and/or to establish and maintain alternative branding for its products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We cannot be certain that our products and services or those of third parties that we incorporate into our products do not and will not infringe the intellectual property rights of others. We do not own any patent technologies but rely on our equipment suppliers and technology partners. In future, we may be subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by competitors, potential competitors or special purpose or so-called “non-practicing” entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom our patents may therefore provide little or no deterrence or protection.

Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages (including, for example, treble damages if we are found to have wilfully infringed patents and increased statutory damages if we are found to have wilfully infringed copyrights) or discontinue or modify certain products or services that are found to infringe another party’s rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of own confidential information could be compromised by the discovery process. Although claims of this kind have not materially affected our business to date, there can be no assurance material claims will not arise in the future.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and the Company’s Constitution (the “Constitution”) and differ from the rights of shareholders under U.S. law. Holders of our Ordinary Shares may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

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

China is facing a continued slowdown in economic growth. China’s annual gross domestic product growth rate 2021 was 8.1% compared to 2020 was 2.3% , 6.1% in 2019, and 6.7% in 2018. This slowdown could cause a slowdown or decline in investment in electronic switchable glass, which may result in a reduction of demand for our products and services and thus materially reduce our revenues and profitability.

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

A significant portion of our future operating revenues may be denominated in Renminbi, Hong Kong dollars and United Sates dollars. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, each of our China subsidiaries may purchase foreign exchange for settlement of “current account transactions,” including purchase of imported components i.e. display chips and payment of dividends to the overseas parent company, without the approval of the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenues will likely be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to purchase for example computer display chips from suppliers outside China or fund our business activities outside China denominated in foreign currencies or pay dividends in foreign currencies to our overseas parent company.

In addition, certain foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE (or qualified banks designated by it) and other relevant Chinese government authorities. In particular, any loans to our China subsidiaries are subject to China regulations and approvals. For example, loans by us to Smart (Zhenjiang) Intelligent Technology Limited (“Smartglass Zhenjiang”), a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

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

Our nano-coated plate filter’s manufacturing technology is from a third party, and to the extent that the equipment manufacturer will be able to continuously develop and upgrade the nano-coated plate filter technology to keep our nano-coated plate products competitive will determine the success of our business. If our equipment manufacturer is not able to innovate their technology to match our competitors’ technology development, then there is a risk that our nano-coated products will become uncompetitive in the market place which may have an adverse effect in our nano-coated plate business, financial condition and results of operations.

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

The SEC has adopted several rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than US$5.00 per share (other than securities registered on certain national securities exchanges or quoted on NASDAQ if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Ordinary Shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Ordinary Shares, which could severely limit the market liquidity of such Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Shareholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Our Ordinary Shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our Shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2021, our Ordinary Shares traded on the NASDAQ at below of US$5.00 per share. The low trading price of our Ordinary Shares may adversely impact the willingness of investors to invest in our Ordinary Shares in the United States.

Our stock price may be volatile.

The market price of our Ordinary Shares is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;

●	our ability to work through a health crisis or pandemic;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

●	additions or departures of key personnel;

●	limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Ordinary Shares;

●	sales of our Ordinary Shares;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	loss of any strategic relationship;

●	regulatory developments;

●	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

●	announcements of technological innovations or new commercial products by us and our competitors;

●	regulatory actions in respect of any of our products or the products of any of our competitors;

●	determinations regarding our patent applications and those of others;

●	market conditions, including market conditions in the technology and digital media sectors;

●	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

●	development or litigation concerning patents, licenses and other intellectual property rights;

●	litigation or public concern about the safety of our potential products;

●	changes in recommendations or earnings estimates by securities analysts;

●	deviations in our operating results from the estimates of securities analysts;

●	rumors relating to us or our competitors;

●	developments concerning current or future strategic alliances or acquisitions;

●	political, economic and other external factors such as interest rate or currency fluctuations, war; and

●	period-to-period fluctuations in our financial results.

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

Holders of our Ordinary Shares who are U.S. residents face income tax risks. There is a substantial risk that if we are deemed a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our Ordinary Shares . For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees - C. Board Practices” for further information.

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

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same information which would be ordinarily available were they investing in a domestic U.S. public corporation.

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

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we will be required to perform an evaluation of our internal control over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm’s annual audit of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above. For further information, see “Item 15 - Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting.”

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

To date, we have not declared or paid any cash dividends on our Ordinary Shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of the board of directors of the Company (the “Board” or “Board of Directors”). Our holders of shares may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our Ordinary Shares, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased your Ordinary Shares.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities (“FIEs”), except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant Chinese governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor could be required to cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

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

As such, there is a risk that our electronic glass business, which is currently operated by Smartglass Zhenjiang, could be designated to on the “negative list” for special administrative measures concerning foreign investment. And if its business were to on the “negative list”, we would need to seek permission and approval from the Chinese regulatory to continue to conduct our electronic glass business in the PRC. If Smartglass Zhenjiang were to be put on the “negative list” and were not successful in obtaining permission or approval, then its business could be required to close or sold, which could adversely affect our financial position and share price.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies but not Australian companies such as IMTE.

On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review (the “Draft Measures”) for public comments, which required that, any data processing operators controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On January 4, 2022, the Measures for Cybersecurity Review (the “Measures”) were published and became effective on February 15, 2022.We do not expect to be subject to cybersecurity review because: (i) our products and services are not offered directly to individual consumers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.

Although we do not believe that we will be subject to cybersecurity review as required under the Measures, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations and interpretations will be modified or promulgated, if any, and the potential impact they could have on the operations of IMTE’s subsidiaries in the PRC, the ability to accept foreign investments and the convertibility of foreign exchange.

The trading of our shares could potentially be adversely impacted by the Holding Foreign Companies Accountable Act (“HFCA Act”) if it is later determined that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor because of a position taken by the Chinese government, which could cause trading in our shares to be prohibited under HFCA Act and our shares to be delisted.

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

In June 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years (instead of three consecutive years under current law). Furthermore, trading in our securities could be prohibited under the HFCA Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the SEC were to subsequently determine that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, including as a result of a position taken by an authority in China or other foreign jurisdiction that prevents the PCAOB from conducting an inspection of our auditor and, as a result, NASDAQ could determine to delist our Ordinary Shares.

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

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

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

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For our PRC subsidiaries, we will receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiary may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

None of our subsidiaries operate in a monetary controlled environment except our PRC-incorporated entities. For PRC entities, IMTE may make loans or capital contributions. Any loans to a PRC subsidiary are subject to PRC regulations and approvals. Similarly, the flow of funds out of China requires Chinese regulatory approval and can only be made through the repayment of previously approved loans or through the profits earned by the PRC subsidiary through the capital account. Further details are set out in the “Risks Related to Doing Business in China” in this “Risk Factors” section.

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

Dated: October 17, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer