Form 20-F
period 2022-12-31
Integrated Media Technology Ltd
filed 2023-04-28
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Suite A, Unit 5, Level 3, Lot 4, Glen 9 Business Park,

Jalan Pensyarah U1/28, Hicom Glenmarie Industrial Park,

40150 Shah Alam, Selangor, Malaysia

Phone: +61 8 8233 0881 E: corporate@imtechltd.com

(Address of principal executive offices)

Zhongqing Yang, Chairman

Suite 1401 Level 14 , 219-227 Elizabeth Street, Sydney NSW 2000, Australia

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

The number of ordinary shares, as of March 15, 2023 is 20,687,807

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐  Yes     ☒  No

i

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. As used in this annual report, the terms “we,” “us,” “our”, “IMTE”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated. In this annual report on Form 20-F references to:

●	“Australia” are to the Commonwealth of Australia;
●	“Australian dollars” or “A$” are to the currency of Commonwealth of Australia;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“the Group” or “Group” refers to Integrated Media Technology Limited and its subsidiaries;
●	“Hong Kong dollar” are to the official currency of Hong Kong;
●	“Korea” or “South Korea” are to Republic of Korea;
●	“NASDAQ” are to the NASDAQ Stock Market;
●	“SEC” means the United States Securities and Exchange Commission;
●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of the Company, no par value;
●	“U.S. dollars” or “US$” are to the currency of the United States of America;
●	“Won” are to the legal currency of South Korea;
●	“Hong Kong” are to the Hong Kong Special Administrative Region;

●	“RMB” and “Renminbi” are to the legal currency of China.
●	“MYR” are to the legal currency of Malaysia;
●	“EUR” are to the legal currency of Europe;
●	“GBP” are to the legal currency of United Kingdom.

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

Except for the historical information contained in this annual report on Form 20-F, the statements contained in this annual report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information - D. Risk Factors.”

ii

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

General Risks

The recurrence of the coronavirus disease (“COVID-19”), or similar adverse public health developments in the countries we operate in now and in the future, may materially and adversely affect our business and operating results.

From 2020 to 2022, COVID-19 adversely impacted countries, communities, supply chains and markets globally. In 2023, COVID-19 has generally subsided, and markets and industries have generally returned to pre-pandemic days. There is the risk of the recurrence of new variants of COVID-19 which may result in the return in travel restrictions, border control, and shutdown of businesses. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus spreads again. COVID-19 affects our workforce and supplier’s workforce, and as a result we could experience interruption to our business and operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of COVID-19 in the future and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread COVID-19 in the countries we operate and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient.

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

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2022, we had an accumulated deficit of A$49,784,862. For the year ended December 31, 2022 we recorded loss of A$13,862,503 which was mainly resulted from the Company’s operating costs and the limited sales operation due to the restriction on travel to roll out our operation in halal certification and sale of halal products, air filter business and switchable glass. In 2023 we will start to roll out these businesses but there is no certainty that we can derive profitability from these businesses.

If we fail to achieve profitability, or if we are unable to fund our continuing operations, our business will be harmed, and the holders of our Ordinary Shares could lose all or part of their investment. There is a substantial risk that we may not be able to fund the new businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, and operating of a digital assets exchange. We will rely on deploying these businesses to generate revenue in the future. It is possible that none of them will be successfully commercialized, which would prevent us from achieving and maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business.

We are just starting our businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, and operating of a digital assets exchange (“New Businesses”). Our limited operating history in these New Businesses makes it difficult for potential investors to evaluate our New Businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our New Businesses may face delays in sales and financing from suppliers due to our new entry into the market of our products or services which may face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions about our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish a distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our New Businesses is dependent upon the implementation of our business plan for each business segment, as well as the ability to access continuous innovation in our products and improve our services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We will require additional financing in the future to sufficiently fund our operations.

We incurred significant losses for the past 3 years from 2020 to 2022, and we may incur losses in the future as we continue to develop our businesses in nano-coated plat filters, the lamination operation for switchable glass, halal certification and sale of halal products and operating of a digital assets exchange. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the timing, costs and results of commercialization of our products; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the development of our businesses including the capital-intensive lamination operation for our switchable glass operation, will require additional funds to achieve our long-term goals of commercialization. In addition, we will require funds to defend our intellectual property rights, outsource manufacturing capacity, develop marketing and sales capability and fund operating expenses for all our products. We intend to seek such additional funding through public or private financing and or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or sell or cease our operations, which would harm our business, financial conditions, and results of operations.

There is substantial doubt about our ability to continue as a going concern, which may affect our ability to obtain future financing and may require us to curtail or cease our operations.

Our consolidated financial statements as of December 31, 2022 were prepared under the assumption that we will continue as a going concern. At December 31, 2022, we had cash and cash equivalents of $74,106. We estimate that our existing cash resources will not be sufficient to fund our operations into the first quarter of 2024. Our ability to continue as a going concern will depend on our ability to obtain additional equity or debt financing, attain further operating efficiencies, reduce or contain expenditures and increase revenues. Based on these factors, management determined that there is substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in its report included elsewhere in this Form 20-F.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or part of their investment. When we seek additional financing to fund our business activities as a result of the substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We have limited cash resources and if we cannot raise additional funds or generate more revenues, we will not be able to pay our vendors and will probably not be able to continue as a going concern.

We will need to raise additional funds to pay outstanding debts, purchase lamination equipment, vendor invoices and execute our business plan. Our future cash flows depend on our ability to enter, and be paid under, contracts with our distributors for the sale of halal products, switchable glass and nano-coated plate filters and air purifiers. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financing. Future financing through equity investments will be dilutive to existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

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

Our limited operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses, and it may be difficult for potential investors to evaluate our business.

We have a limited operating history on which to base an evaluation of our business and prospects, especially since our businesses are recently established. Our operating results may fluctuate because of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our prospects must be considered in light of inherent risks, expenses, and difficulties encountered by companies in their early stages of development.

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

Our business may not be successful if we are unable to successfully operate and integrate businesses we acquire such as the nano-coated plate filter business. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such businesses or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

We may be unsuccessful in integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to deliver positive results from the combined operations and may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

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

The functional currency of each of our Group’s entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Malaysia, the functional currency for the companies operating in these territories will have a functional currency of Malaysia Ringgit. Substantially all our revenues are realized, and a significant portion of our operating costs are incurred in U.S. dollars and Euros. Movement in currency exchange rates will also affect cash denominated in U.S. dollars, Euros and Australian dollars and therefore will affect our reported results of operations.

Changes in currency exchange rates that increase the relative value of the U.S. dollar may make it more difficult for us to compete with foreign manufacturers on price, may reduce our foreign currency denominated sales when expressed in dollars, or may otherwise have a material adverse effect on our sales and operating results. A significant increase in our foreign currency denominated sales would increase our risk associated with foreign currency fluctuations. A weakness in the U.S. dollar relative to the various Asian currencies, especially the Malaysia Ringgit, could increase our product costs. Fluctuations in the currency exchange rates have, and may continue to, adversely affect our operating results.

We have limited manufacturing experience with our production candidates. Delays in manufacturing sufficient quantities of products may negatively impact our business and operations.

We have limited manufacturing experience. We will manufacture nano-coated plate filters and we expect to operate the lamination lines for the switchable glass in 2023, but we may not have the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter collaborative arrangements with other parties or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to financing required to scale-up production and develop commercial manufacturing processes. We may not be able to enter collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity, and timeliness. Such delays and hurdles could harm our business, financial condition, and results of operations.

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

An important element of our strategy for developing, manufacturing and commercializing our nano-coated plate filter and halal products is entering into partnerships and strategic alliances with other distribution companies or other industry participants to advance our distribution capabilities and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently parties to any collaborative arrangements or strategic alliances that we believe are material to our business. In the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our nano-coated plate filter and halal products. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant products, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales, and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to several risks, including the risk that:

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

Technology and service companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and invasion of privacy, defamation, and other violations of third-party rights. The validity, enforceability, and scope of protection of intellectual property are uncertain and continually evolving. In addition, many parties are actively developing and seeking protection for electronics technologies, including seeking patent protections. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in the United States and elsewhere in Europe and Asia for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

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

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between our actual demand and our forecasted demand in the past year and expect differences to arise in the future. If we improperly forecast demand for our products, we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or alternatively, we could end up with too few products and not able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand leaving a limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory, lose sales, incur penalties for later delivery, or have to ship products by air freight, a higher cost transportation mode, to meet immediate demand, and suffering a corresponding decline in gross margins.

We face significant competition, which could result in decreased demand for our products or services leading to reduced margins or loss of market share and revenue.

We compete in a highly competitive market that is rapidly evolving in the halal food industry. Many companies have developed, or are expected to develop, products that compete with or will compete with our products. Furthermore, many of our current and potential competitors have significantly greater resources than we do. Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. These competitors may, among other things, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers, and exert more influence on sales channels than we can. Certain of our significant competitors also serve as key sales and marketing channels for our products, potentially giving these competitors a marketplace advantage based on their knowledge of our business activities and/or their ability to negatively influence our sales opportunities. Intense competition, rapid technological change and evolving industry standards could result in less favorable selling terms to our customers, decrease demand for our products or make our products obsolete. Our operating results and our ability to compete could be adversely affected if we are unable to: successfully and accurately anticipate customer demand; manage our product transitions, inventory levels and manufacturing processes efficiently; distribute or introduce our products quickly in response to customer demand and technological advances; differentiate our products from those of our competitors; or otherwise compete successfully in the markets for our products. If any of our competitors are successful in competing against us, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could seriously harm our business and results of operations.

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

The successful introduction of innovative products and packaging on a periodic basis has become increasingly important to our ability to maintain and grow our sales of halal products. Accordingly, the continued acceptance of our products and the future degree of market acceptance of any of our products, which may be accompanied by significant promotional expenditures, is likely to have an important impact on our future financial results.

We may not be able to compete effectively in the highly competitive halal food markets.

The halal food markets are highly competitive. In addition, many of our principal competitors are large, diversified companies with resources significantly greater than ours. We expect strong competition to continue, including competition for adequate distribution and competition for the limited shelf space for the halal categories in supermarkets and other retail food outlets. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Our ability to increase our revenue could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain pricing advantages over competitive products.

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

Global economic conditions as a result of COVID-19 have had a negative effect on our business and results of operations as the economic activity throughout much of the world has also undergone an economic downturn. As a result, the global credit and liquidity have tightened in much of the world, some of our potential customers in Korea, Europe, United Kingdom and Malaysia may face business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

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

We have no business insurance coverage.

We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

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

Our Company faces competition from both local and foreign competitors which offer similar products that of our Company offerings. Increased competition could result in competitive pricing resulting in lower profit margins. However, our Company believes that we have several competitive edges over our competitors, including amongst others, better quality products, and technological expertise.

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

Our production of products from lamination machinery and nano-coat plating equipment involves a significant degree of risk and uncertainty in terms of operational performance and costs.

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

If our products of nano-coated plate filters or our lamination glass products to be manufactured in 2023 contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of its products take longer than expected to become enabled or are legally restricted, our ability to develop, sell, and service its products could be harmed. Although we will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. While we will perform extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to our customers.

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

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronic industries. To date, we have not been involved in any such third-party claims and we are not aware that our products (digital asset trading platform, ecommerce platform for halal products, nano-coated plate filters and air purifiers, and switchable glass) infringe the intellectual property rights of third parties. The consequent of any possible future intellectual property infringement claims, we might be:

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

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Korea won, United States dollars, European Euro and Malaysia Ringgit. In the past year, the Australian dollars, our reporting currency, has, as a general trend, appreciated against the U.S. currency. We cannot anticipate whether this trend will continue in respect of the U.S. dollars. The exchange rates of the Australian dollar to the Korea won, European Euro and Malaysia Ringgit have also fluctuated over the same period. In circumstances where the Australian dollar appreciates against either or both of the U.S. dollar, Korea won, European Euro and Malaysia Ringgit, this may have a positive effect on our costs incurred in either the U.S. or Korea won or European Euro or Malaysia Ringgit (as applicable) but may have a negative effect on any revenues which we source from the U.S. or South Korea or European Euro and Malaysia Ringgit (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct operations in South Korea, Europe, United Kingdom (in 2023) and Malaysia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In 2022, we have been affected negatively on foreign exchange losses as a result of currency fluctuations.

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

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of Malaysia, USA Europe and United Kingdom.

Some of our non-cash assets are in, and some of our revenue is sourced from Malaysia, United Kingdom and Europe. The growth of our switchable glass businesses are expected to be derived from USA. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the countries we operate or do business in and by continued economic growth in these countries as a whole.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could materially restrict our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating Malsyisa companies for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the parent company, service any debt we may incur and pay our operating expenses. If these Malaysia subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of businesses create considerable uncertainty.

We are not conducting research and development on our products. However, our competitors and other experts in nano-coated plate air filters and switchable glass products and any products now and in the future the Company manufactures or sells (“IMTE Products”) are continuously and extensively conducting research in the relevant technologies. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all our products uncompetitive or obsolete.

If we are unable to keep pace with technological change or with the advances of our competitors our products may become non-competitive.

The nano-coating technologies we use in our products are subject to rapid and significant technological change. Our competitors in the USA and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective, or which would render the technology in our IMTE Products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience in marketing, sales and commercializing new technologies of new or improved IMTE Products.

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

While we intend seek patent protection, when applicable, for some of our filter products and technologies, we cannot be certain that any of the future patent applications filed by us or on our behalf will be approved. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed by us previously or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

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

We intend to seek regulatory approval to market our product candidates in a number of overseas countries. Our product candidates are not protected by patents in certain countries, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States or Australia. We may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

Risks Relating to Our Securities

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

On November 2, 2022, we received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Notification Letter informed us that the minimum closing bid price per share our Ordinary Share was below US$1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Notification Letter also indicated that we will be provided with a compliance period of 180 calendar days, or until May 1, 2023 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

In order to regain compliance with Nasdaq’s minimum bid price requirement, our Ordinary Shares must maintain a minimum closing bid price of US$1.00 for at least ten consecutive business days during the Compliance Period. In the event we do not regain compliance by the end of the Compliance Period, we may be eligible for additional time to regain compliance. To qualify, we will be required to meet the continued listing requirement for all continual listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If we meet these requirements, we may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Ordinary Shares will be subject to delisting.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Ordinary Shares. Such a delisting would have a negative effect on the price of our Ordinary Shares, impair the ability to sell or purchase our Ordinary Shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting could also result in a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our Ordinary Shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Ordinary Shares, prevent our Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2022, our Ordinary Shares traded on the NASDAQ at below US$5.00 per share. The low trading price of our Ordinary Shares may adversely impact the willingness of investors to invest in our Ordinary Shares in the United States.

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

In addition, stock markets have recently experienced extreme price and volume fluctuations due to the effects of COVID-19. These fluctuations have especially affected the stock market price of many technology companies and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our Ordinary Shares.

We may be deemed a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our Ordinary Shares who are U.S. residents face income tax risks. There is a substantial risk that if we are deemed a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our Ordinary Shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

As of March 15, 2023 we have 20,687,807 Ordinary Shares issued and outstanding, which does not include the number of shares to be issued under (i) warrants issued in January and August/September 2022 and (ii) convertible notes. The total amount of the warrants, if fully exercised, would raise a total of US$11.2 million. The warrants are for a term of 2 years expiring in 2024 and can be exercised at a range of exercise price from US$1.26 to US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. As at the date of this report, all the warrants are outstanding. In this case, to the extent that the warrants are exercised by the warrant holders, additional Ordinary Shares will be issued and would dilute our shareholders. The convertible note can convert into shares in the Company based on the 30-day VWAP multiplied by 90% provided that the former subsidiary company eGlass Technologies Ltd. has not been listed on the Australia Stock Exchange within one year anniversary of issuance of the convertible note. The total amount of the convertible note outstanding as at December 31, 2022 is about US$5.5 million.

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

If we fail to comply with internal control evaluations and attestation requirements our stock price could be adversely affected.

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

Our management has concluded that our disclosure controls and procedures and internal control over financial reporting are ineffective due to the existence of a material weakness in our internal control over financial reporting. If we are unable to establish and maintain effective disclosure controls and internal control over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired, and the market price of our securities may be negatively affected.

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. Based upon this evaluation, management has identified a deficiency related to adequate number of personnel which makes reporting process susceptible to management override, lack of technical accounting expertise and lack of formal accounting process over key accounting areas. These internal control failures did not result in material adjustment to the accounts in the current year. If these deficiencies are not correct, then they could lead to adjustments in our accounts in the future which could negatively affect the market price of our securities.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited.” On October 12, 2016, we changed the name to Integrated Media Technology Limited (“IMTE”). The registered office is located at Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000, Australia and our telephone number is +61 8 8233 0881. Our principal office is located at Suite A, Unit 5, Level 3, Lot 4, Glen 9 Business Park, Jalan Pensyarah U1/28, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor, Malaysia and our telephone number is +618 8233 0881. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

In 2013, IMTE was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed this focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) acquired 3D technology and audio companies (as discussed further below). However due to the capital-intensive nature of research and development and the losses incurred in 2018 and 2019, management decided in early 2020 to stop the R&D activities and focus on the sales and marketing of 3D display products. Management also decided to broaden the Company’s revenue base by investing in a lamination glass project, a new nano-coated plate filter project, IoT projects, financial research, certification of halal process and trading in halal products, and setting up a marketplace to trade in digital assets. In 2021, the Company stopped the marketing and sales of 3D display products due to the adverse effect of the pandemic on the retail and advertising sectors. In 2022, the Company decided to divest from its China and Hong Kong businesses and to shift its operating base to Malaysia. As a result, the Company sold off its investment in China electronic glass business. In addition, the Company’s equity interest in its financial research business decreased to 23.8%, a non-controlling equity position; accordingly for accounting purposes we are deemed to have sold and deconsolidate this business, and instead treat this investment as an equity investment in an associated company. The Company now engages in business activities relating to the laminated switchable glass in the United States, nano-coated plate filter and air filter products, certification of halal process and trading in halal products, and setting up and managing a marketplace to trade in digital assets.

IMTE was listed on the Australian Securities Exchange, or ASX, in February 2013.

On February 9, 2015, the Company acquired all the issued shares of Conco International Co., Ltd. (“CICL”), a company principally engaged in the design, sales and distribution of audio products. The consideration paid was $61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at $0.20 per share.

In May 2015, the Company entered into a cooperation agreement to set up Global Vantage Audio Limited, a 50% subsidiary company, to distribute and market branded “Syllable” headsets globally except for the markets in China, India and Pakistan.

On September 30, 2015, the Company acquired all of the issued shares of Marvel Digital Limited (“MDL”), a Hong Kong incorporated technology company principally engaged in the development of autostereoscopic 3D display technology and products, 2D to 3D conversion software and digital content management system. The consideration paid was A$5,216,213 which was the net asset value of MDL. The consideration was settled by the Company issuing 26,081,065 shares at A$0.20 per share.

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

On August 3, 2017 our Ordinary Shares was admitted for listing on the NASDAQ Capital Markets under the symbol “IMTE”.

On January 12, 2018, the Group entered into the following agreements in connection with the issue of a HK$23 million (equivalent to approximately A$3.8 million) Convertible Bonds (the “Convertible Bonds”): (i) Subscription Agreement between Marvel Digital Limited, a wholly-owned subsidiary of the Company (“MDL”) and an independent third party entity (“Bondholder”) for the Convertible Bonds, (ii) Deed of Guarantee between the Company and the Bondholder to guarantee the payment obligations under the Convertible Bonds and (iii) Put Option Deed between the Company and the Bondholder to repurchase any converted MDL Shares as described below.

Pursuant to the terms of the Convertible Bonds, the Convertible Bonds were convertible into 75,000 Ordinary Shares of MDL (“MDL Shares”) at a conversion price of HK$306.67 per share, which is equivalent to 20% of the then enlarged issued share capital of MDL.

On August 6, 2018, the Company’s subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribed for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE’s shareholding in MDL was decreased from 100% to 95%.

On August 8, 2018, the Company’s subsidiary company, GOXD Technology Limited (“GOXD”) entered into an Equity Investment Agreement where the investor purchased 20% of the enlarged issued share capital of GOXD for US$4,000,000 (approximately A$5,378,000). GOXD is a subsidiary of MDL. Upon the issuance of shares in GOXD, MDL’s shareholding in GOXD was decreased from 100% to 80%.

On December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited, the then ultimate holding company, by the issuance of 708,500 shares in the Company.

In April 2019, the Company and Teko International Limited (“Teko”) entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China (“Territories”) for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal (“PDLC”) film. Pursuant to the Agreement, the Company will pay 50,000 IMTE shares upon the commissioning of one lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. Mr. Con Unerkov and Mr. Cecil Ho, both the then CEO and CFO, respectively of IMTE, were then the directors and shareholders of Teko.

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

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement with CIMB Limited (“the CN Agreement”), an independent third party. Pursuant to CN Agreement, CIMB will purchase from the Company a 10% convertible promissory note (“the Note”) in the principal amount of HK$14 million (or about A$2.6 million or about US$1.8 million) maturing in two (2) years from the date of the agreement. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00 per share, subject to adjustment, over the term of the Note. On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the CN Agreement to limit the total number of Ordinary Shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding Ordinary Shares of the Company. The supplement agreement further provides that the conversion price shall, in no event, be less than US$1.50 per share, subject to regulatory or shareholder approval. As at the date of this Annual Report, the Note was converted in January 2022 and a total of 664,871 shares were issued.

On February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company and warrants (“Warrants”) to purchase up to 126,984 Ordinary Shares (“Warrant Shares”) to an accredited investor (“Investor”) at a price of US$6.30 per share to raise gross proceeds of US1 million. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and generated net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

In May 2020, the Company disposed its research and development operations to independent third parties in order to rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays.

On August 6, 2020, IMTE entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass Technologies Corp (“Nextglass”) and Teko International Limited (“Teko”) for US$750,000 each for a total consideration of US$1,500,000. The consideration paid was US$750,000 for each of Nextglass and Teko, and each of them was issued 250,000 Ordinary Shares in IMTE (the “Consideration Shares”) at US$3.00 per share. Under the SP Agreements, IMTE could also pay a deferred consideration based on five times the annualized earnings for the two years following completion, less the initial consideration of US$750,000. For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko.

On December 21, 2020 the Company entered into a contract with RE&I International Limited and Zhenjiang Nextek Glass Film Limited to purchase one lamination line for our switchable glass operation for total proceeds of US$1,650,000.

On December 21, 2020, the Company entered into a subscription agreement to subscribe for up to 60% equity interest in Greifenberg Capital Limited (“Greifenberg”) for a total subscription amount of US$1,200,000. The initial subscription amount was US$500,000, which the Company subscribed. The Company has the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021. The Company did not subscribe for the additional shares in Greifenberg. Greifenberg is engaged in the business of providing financial research and risk analysis on China’s financial markets.

On December 21, 2020, Sunup, the Company’s then subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air purifiers. The contract provides for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air purifier products worldwide. The total investment cost for the product development is approximately US$728,000.

On February 5, 2021, CIMC Marketing Pty Limited (“CIMC”), a wholly owned subsidiary of the Company entered into an underwriting agreement with Xped Limited (now known as Oakridge International Limited) (“Oakridge”), a company listed on the Australian Securities Exchange where it purchased 500 million shares at a subscription price of A$0.001 per share for a total amount of A$500,000 or equivalent to US$381,000. The 500 million shares represented approximately 15% of the then total outstanding shares in Oakridge. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for its occupants. In 2022 the Company sold this investment for A$275,000 and realized a loss of A$225,000.

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 Ordinary Shares of the Company at a price of US$4.00 per share for US$2,500,000. The Company intended to use the net cash proceeds for working capital purposes and development of existing and new businesses.

On March 4, 2021, the Company entered into subscription agreements in a private placement to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400. The use of the proceeds was to build out of manufacturing infrastructure and working capital.

On March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 Ordinary Shares of the Company at a price of US$6.50 per share for gross proceeds of US$4,602,000. The Company intended to use the net cash proceeds for developing its current businesses, corporate expenditures, and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements (“SPA”) for the sale of a total of 888,888 Ordinary Shares of the Company at a price of US$3.15 per share for a net cash net cash proceeds of approximately US$2,765,000 after deducting estimated expenses in connection with the offering. The Company intended to use the net cash proceeds for the purchase of equipment for the Company’s electronic glass business and working capital.

On January 3, 2022, the Company entered into convertible note purchase agreements to raise a total of US$10 million by the issuance of US$10 million convertible notes (“Note”). The Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. The holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. As at the date of this report all the Notes were converted into a total of 3,205,128 shares in the Company. In addition, the noteholder also received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Note and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. As at the date of this report, all the warrants are outstanding. The use of the proceeds from this fund raise was to support the acquisition and building out of manufacturing infrastructure and working capital of the Company.

On January 19, 2022, the noteholder, holding a 10% convertible promissory note (“CN Note”) in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) issued by the Company on January 20, 2020, converted the CN Note into 664,871 shares in the Company.

In March and April 2022, the Company entered into Securities Purchase Agreements selling a total of 1,431,788 Ordinary Shares of the Company at a price of US$4.50 per share for total gross proceeds of approximately US$6.4 million. The use of the proceeds was for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

On April 13, 2022, the Company issued a total of 507,692 shares as a result of the conversion of convertible promissory note of US$1,650,000.

On June 29, 2022, the Company issued 646,173 shares at US$4.50 per share for a total subscription amount of US$2,907,786. The proceeds from this sale of shares were used for the Company’s operation and working capital.

On July 11, 2022, the Company entered into a Sales and Purchase Agreement (“SP Agreement”) with Capital Stone Holdings Limited (“Purchaser”), pursuant to which the Company has conditionally agreed to sell to the Purchaser 100% equity interest in eGlass Technologies Ltd (“eGlass”), a then wholly-owned subsidiary of the Company holding all the assets of our switchable glass business in China (the “Disposal”) for US$6.8 million (“Consideration”).The Purchaser paid the Consideration by issuance to the Company a debt instrument (“Loan Agreement”) which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass.

The Purchaser has the intention to list eGlass on the Australia Securities Exchange (“ASX”) within the next 2 years. Pursuant to the SP Agreement, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5 days volume weighted average closing price (“VWAP”) provided that such price shall not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser pay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan which could not be fully repaid by the eGlass shares above will be settled by cash.

From July to December 2022, the Company entered into Subscription Agreements (“Subscription Agreements”) for a total of US$5.5 million where each Subscriber subscribed to a convertible note (“Note”). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on the then 30-day VWAP multiplied by 90% per Note.

On August 23, 2022, the Company issued 2,200,000 ordinary shares at a share price of US$1.59 for a total of US$3,498,000 to consultants.

In August and September 2022, the Company issued a total of 2,539,682 shares at US$1.26 per share for a total subscription amount of US$3,200,000. In connection of the private placement of shares, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. The Company intended to use the funds for the development of Halal projects, air filter operation and working capital.

In summary, the Group’s business activities are manufacture and sale of nano coated plates for filters and air purifiers, the manufacture and sale of electronic glass, provision of halal certification and distribution of halal products, and the operating of an online exchange platform for trading in digital assets.

B. Business Overview

IMTE is an Australian company and in 2020 and 2021 was engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano-coated plates for filters and air purifiers, the sale of electronic glass, IoT products and financial research.  At the end of 2021, the Company stopped the business of glasses-free 3D due to the adverse effect of pandemic on the sales of 3D products to consumer and advertising sectors. In 2022, IMTE was engaged in the business of the manufacture and sale of nano-coated plates for filters and air purifiers, the sale of electronic glass, operating the digital market exchange and digital asset products.

Breakdown of total revenues by category for the years ended December 31, 2022, 2021 and 2020:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Sales of Halal products	526,807	-	-
Interest income	567,598	18,864	6,197
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	-	3,980	1,427,157
Sales of nano-coated plate for air-filters products	-	189,133	317,472
	1,094,405	211,977	1,750,826

Breakdown of total revenues by geographic market for the years ended December 31, 2022, 2021 and 2020:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Australia	567,591	-	-
Malaysia	526,813	78,123	-
Canada	1	-	-
Korea	-	-	315,034
Singapore	-	-	2,439
United States	-	104,164	-
Hong Kong	-	22,844	1,366,200
China	-	6,846	60,956
	1,094,405	211,977	1,744,629

In 2019, IMTE was engaged in the business of development, manufacture and distribution of glasses-free 3D display (also known as autostereoscopic 3D) (“ASD”). 2019 was a challenging year for our ASD business as our development of technologies was undercapitalized and much of our work plan was postponed or delayed until funding was secured. We also faced difficulties with our subcontractors to resolve the manufacturing process problems which further delayed sales. In early 2020, COVID-19 pandemic hit China and then spread to the rest of the world, putting our business on hold for most of 2020 and 2021. At the end of 2020, the economic outlook for retail business was uncertain as the extent of the people’s behavior changed to stay at home more and rely on pick-up and delivery services. This drastically affected our 3D advertising platform business.

In May 2020, we divested our research and development operation as a cost cutting measure. We decided to focus on the marketing and sales of ASD products and services, and outsource all development works with defined budgets.

In June 2020, the Company diversified its business by dedicating resources to the electronic glass and the nano-coated plate filters businesses. These two businesses were not affected by COVID-19 as much as the ASD business, which was operating in the retail advertising markets. In particular, the air filter products should not be affected as much as the ASD business because, in a pandemic environment, consumers will look to purchase devices that cleanse the air. The electronic switchable glass product is a commercial product that is less susceptible to short-term interruptions in a pandemic environment because it does not depend on retail and or travel sector.

In line with our renewed business strategy, in August 2020, we acquired 25.5% interests in Sunup Holdings Limited (“Sunup”) from each of Nextglass Technologies Corp. and Teko International Limited for US$750,000 each. In total, we acquired 51% of Sunup for a total consideration of US$1,500,000, which was paid by the issuance of a total of 500,000 shares in the Company at a price of US$3.00 per share. Sunup is engaged in the manufacturing and sale of nano-coated plates used in air filters. Sunup has set up its equipment and began limited production in November 2020. In 2022, the Company focused on completing its new design air filter products under the brand name Ohho. In line with our strategy to divest from Hong Kong, the Company also reorganized its operation to move its holding company for this investment to be held by our newly Canadian incorporated company Ohho Technologies Ltd. The Company is in the process of identifying a manufacturing partner in Vietnam to manufacture our Ohho products for sale in 2023.

Consistent with our current strategy to diversify and expand our business operations, on December 21, 2020, the Company entered into an agreement to acquire the majority interest in Greifenberg Capital Limited (“Greifenberg”), a company that analyses credit risk using Big Data and Artificial Intelligence, for a total subscription of up to US$1,200,000. This investment provided the Company with an opportunity to integrate its business operation with use of new data and Artificial Intelligence in the new digital economy. We believe that strategically integrating our businesses with Artificial Intelligence and Big Data tools will enhance our business operations, especially in the advertising sector such as tracking or predicting trends in consumer behavior. In February 2022, the equity investment in Greifenberg decreased from 40.75% to 23.96% when the Company no longer exercised control in the management of Greifenberg. Accordingly, the Company de-consolidated this investment from its financial accounts once the Company’s equity interest fell below 30% and accounted for the investment in Greifenberg as an Investment in Associated for accounting purposes. For the year ended December 31, 2022 the Company realized a gain of A$144,827 on the deemed disposal of Greifenberg and also recorded a loss of A$322,893 on the share of loss of associates for the period after the deemed disposal in this investment. In February 2023, Greifenberg filed a Form F1 for listing its shares on Nasdaq Capital Markets. As at the date of this report, there has been no further update released on the Nasdaq website.

Consistent with our current strategy to diversify and expand our business operations, on January 28, 2021 the Company entered into an agreement to acquire a 70% equity interest in Shenzhen Koala Wisdom Fire Engineering Co., Ltd., a company in the business of Internet of Things. Pursuant to the agreement, the vendors would enter into contracts for deployment of an IoT Detection System of not less than RMB200,000 within 60 days from the date of the agreement. IMTE would purchase the 70% equity interest in Shenzhen Koala for US$40,000 (“Initial Consideration”) by the issuance of a total of 10,000 Ordinary Shares in the Company. In April 2021, the parties agreed to cancel this agreement and to negotiate another agreement involving other IoT projects in the future. Although the Company was not successful in this acquisition, the Company will continue to pursue businesses or synergistic investment in IoT sector in the future.

On February 5, 2021, a Group company acquired 500 million shares representing approximately 15% or A$500,000 (approximately US$381,000) in Xped Limited (now known as Oakridge International Limited) (“Oakridge”), a company listed on the Australia Securities Exchange at the subscription price of A$0.001 per share. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge is focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge’s Internet of Things (IoT) platform. Oakridge also intends to build on smart home and smart building solutions for a more efficient interactive environment for the occupants. Our investment provides a strategic investment into the technology and healthcare markets in Australia. In August 2022, the Company sold this investment and realized a loss of A$225,000.

At the end of 2021, the Company decided to stop selling ASD products to curtail ongoing overhead costs in the ASD operation as the demand for such products in the retail and advertising markets were drastically reduced due to the effects of the pandemic.

On December 29, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non-Fungible Token) trading market. Under the Cooperation Agreement, the Company would invest up to US$1 million for 60% equity interests in Ace Corporation Limited to develop, establish, and operate a trading marketplace platform called “Ouction” at www.ouction.io. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce. Ouction also plans to develop cross-industrial synergy and economic value from the new NFT marketplace it creates. Ouction’s marketplace plans to be a niche market in art, historical artifacts, photos and videos. In 2022, the Company established the Ouction marketplace platform and in line with its strategy, it began to sell high value premium products. This was met with mixed results due to travel restrictions of Covid 19 in Asia and the economic effect on consumers on the war in Ukraine. In line with our strategy to divest from Hong Kong, the Company reorganized its operation to move its holding company of this investment to be held by our newly Canadian incorporated company, Ouction Digital Ltd. In 2023, the Company will seek to promote and attract more users to the Ouction platform and securing more premium and digital products in art and pop culture to be promoted on our Ouction platform.

On January 4, 2022, the Company announced its intention to divest its China electronic glass business by either selling the business unit or undertaking a spin off the business unit into a stand-alone, publicly traded listed company. In September 2022, the Company disposed the electronic glass business in China by selling the holding company of this business, eGlass Technologies Inc. (“eGlass”) for US$6,800,000 or A$10,101,944 (“Consideration”), realizing a gain on disposal of subsidiary of A$51,143. Pursuant to the sale and purchase agreement (“SP Agreement”) with Capital Stone Holdings Limited (“Purchaser”) the Purchaser paid the Consideration by issuing to the Company a debt instrument (“Loan”) bearing interest of 5% per annum repayable in 2 years and is secured against the shares of eGlass. The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange (“ASX”). Pursuant to the SP Agreement, the Purchaser has the right to pay the Loan by giving IMTE the number of shares in eGlass calculated by dividing the amount of the outstanding Loan by 10% discount to the then 5 days volume weighted average closing price; provided such price may not be greater than the 120% of the IPO Prices. Alternatively, the Company has the right to have the Purchaser repay the loan by transferring to IMTE the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

After the disposal of eGlass, the Company did not have any operation and investment in China. The Company will continue with the electronic glass business and lamination operation in the United States. Due to the capital-intensive requirements of the lamination business, the Company will seek to find strategic partners in the USA or undertake a spin off into a standalone public traded company.

On January 20, 2022, the Company entered into a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products. WISE will be providing halal certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the halal certification process and other regional halal certification bodies. WISE is working towards being appointed by JAKIM Malaysia and other regional halal certification bodies as an accredited certification body to conduct the auditing process and certify product application. In 2022, WISE started its sourcing operation in Southeast Asia and Middles East for the markets in Europe and Great Britain. In 2022, WISE recorded a revenue of A$526,807 mainly from the sale of sunflower seed oil to the Europe and Great Britain markets. In 2023, WISE is expected to start the halal certification of manufacturers and farm producers.

In summary, the Company is currently focusing on the marketing and distribution of halal products, the manufacture and sale of nano coated plates for air filters and air purifiers, operating the Ouction digital asset marketplace, and manufacture and sale of switchable glass in the United States. Furthermore, the Company has completed the restructuring its operation to Malaysia and Europe.

IMTE Products and Services

Switchable Glass Products

In September 2022, the Company completed its sale of its electronic glass business in China as part of the Company’s strategy to exit from China. After the disposal the Company continues with its plan to have 2 lamination lines with capabilities to produce annually about 160,000 m2 of laminated glass in the USA. The switchable glass is a new material that can be used for many applications including the real estate industry for both external and internal walls for new buildings and homes. The real estate and construction industry in the USA are expected to use more energy saving materials like our energy saving switchable glass which are suitable for environmental buildings/homes of tomorrow.

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

Our lamination process is to laminate our partner’s proprietary PLDC film between the glass to enable the glass to go from transparent and opaque, and vice versa. In the near future, we will also develop sensors to operate and manage each switchable glass to optimize energy savings and customer experience.

Our energy saving glass uses electrochromic film technology from our supplier, Nextglass Technologies Corp. Electrochromic film is the phenomenon by which light transmission through a transparent material, changes when an electrical voltage is applied to it. Our energy saving glass can modulate ultraviolet, visible and infrared light simultaneously and can block more than 99% of solar radiation and achieve reduced energy consumption. This ability to control the transmission of light enables us to automatically control the amount of heat and glare into a building.

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

Market Opportunities

We believe that the market for switchable and energy saving glass will include internal and external walls and, other applications for privacy walls/windows such as in hospitals and offices. The demand for energy efficient buildings in the United States are growing with the support of government incentives.

Our Customer

We are working with our partner on a contract manufacturing arrangement to support their orders in the United States. In the longer term we will seek approval from our partner Nextglass to enter the market directly.

Our Competition

As we have a subcontract arrangement at this moment, our competition is with other manufacturers of the switchable glass. We are working with our partner to allow us to enter the market directly.

Growth Strategies

We are working on an arrangement to be able to enter the United States market directly. We will then introduce the energy saving glass to the real estate industry participants i.e. developers and architects of the advantages of our switchable and energy saving glass products. We will also seek to expand the usage of our switchable glass to provide internal privacy walls such as in offices and hotels. The growth in the use of switchable and energy saving glass is expected to be in applications where cost savings and privacy consideration in which glass is used as a barrier to the outside environment.

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

We have started limited manufacturing and selling the air filter plates product in 2020. We have also completed our own proprietary design of a family of air purifier products in 2022. Due to the COVID-19 pandemic and the integrated chip shortage worldwide, the distribution and manufacturing of our products was delayed to 2023. We plan to market our generation 2 air filter/purifiers in Korea, United States, Europe and countries in Asia. The initial market response to our purifiers has been very positive based on feedbacks from potential brand distributors, and we expect to secure orders in 2023, once the chip shortages are resolved and the manufacturer identified.

Our nano-coated plate products eliminate particles, eliminate germs and viruses, eliminate micro molecules that are harmful to human body and odors in the air. We have sent the product to testing labs in Korea to certify our air filters eliminate particles in the air. With such test results we believe that we will receive many more enquiries and sales orders. In 2023, we will seek to sell our products in Korea, United States and countries in Asia.

Our sales strategy is to appoint distributors and or channel partners for certain territories and countries while for other markets we will sell direct to consumers online to build our own customer base and branding. We will also seek manufacturing and distribution partners as part of our growth strategy.

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

Internet of Things (“IoT”) Products

IMTE will be focusing on IoT products as one of the core businesses to be engaged in the future. In February 2021, the Company took a strategic 15% stake in an ASX company Oakridge International Limited, a company engaged in the business of IoT and healthcare technologies to assisted healthcare, age homes and self-care homes. In 2022, the Company disposed the investment in Oakridge to focus on working directly on IoT projects or operations.

The Company will continue to seek opportunities to invest in IoT technologies and bringing these technologies to Europe, North America and Australia markets.

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

In 2022, the Ouction marketplace platform was set up and in line with its strategy, it began to sell high value premium products. This was met with mixed results due to travel restrictions of Covid 19 in Asia and the economic effect on consumers on the war in Ukraine. In 2023, the Company will seek to promote and attract more users to the Ouction platform and securing more premium and digital products in art and pop culture to be promoted on our Ouction platform.

Halal Certification and Products

We will be developing the business of halal products and services through our subsidiary World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) based in Malaysia. WISE’s long-term strategy is to build a global supply chain for halal products on a secure digital marketplace for growers, producers and traders. WISE will focus on its business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of Halal products. However due to the COVID-19 pandemic and the quarantine and restriction on travel in Malaysia, Hong Kong and China in 2022, we were not able to implement halal certification in the target markets of Southeast Asia and China. The demand for halal certification by food manufacturers and producers in Asia has been very strong. In early 2023 travel and quarantine restrictions were lifted in China and we expect to launch this segment of our business to pursue customers and suppliers in China.

In 2022, WISE signed a distribution agreement with a Paris, France based distributor to distribute our halal products. We have started selling our products in France and United Kingdom in second half of 2022 and we expect to expand to other European countries in the next 12 months. In January 2023, WISE rented a 557 sq meter warehouse in Enfield, UK for its distribution and sales operation for the London metropolitan market. With this warehouse, we will be able to have better pricing and operating margin through control of our inland inventory. In Asia, to further expand our business operations, we are working with a network marketing company in Malaysia to sell our healthcare products.

In 2023. we will continue to work with manufacturers / producers in Asia and the Middle East to bring halal products to the European markets. In addition, we will also seek to sign up distributors and halal suppliers in North America to further expand our halal network and expand our healthcare products in 2023.

Future Developments

The focus of the Group is to continue to develop its businesses in switchable glass, nano-coated plate filters, IoT products, halal certification process and sale of halal products, and operating a digital asset marketplace platform. We have experienced significant losses in the past 3 years and the Group intends to build on its existing businesses and revenue base in 2023 to move towards bringing positive results.

The implementation of the future business plans depend on adequate capital being available to the Group. The Company will be reviewing potential acquisitions and or strategic partnerships /co-operations that can add value to the Group. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing company.

Market and Industry Analysis

Nano-coated plate filter

In the post pandemic period, people are still weary of the recurrence of new virus. A product like our nano-coated plate air filters is expected to be a popular product that can filter particles in the air for people and the healthcare industries.

Switchable glass

The market for switchable glass in USA is expected to grow as government push for more energy saving and environmentally friendly solution. Switchable glass will reduce the amount of heat and glare in buildings. requiring less energy to cool its interiors and have less carbon footprint.

Sourcing and Manufacturing

For certain products such as halal or IoT products, we will source manufacturers to supply us the products for sale. However, for nano-coated plates and lamination of switchable glass, we will manufacture these products for sale.

Marketing, Distribution and Sales

We plan to build our own brands for our air purifier, halal and switchable glass products when we launch our products to market.

Sources and Availability of Raw Materials and Principal Suppliers

Other than our lamination line for switchable glass, our source and availability of raw materials is not dependent on a principal supplier. For the lamination operation we are reliant on our film manufacturer to supply film to be used in the lamination process. To mitigate the situation, we will place sufficient order of this raw materials so that there will be no delay in our manufacturing process.

Inventory, Operating Capital and Seasonality

Our raw material inventory levels are expected to be modest relative to sales of our manufactured products. Our policy is to manufacture to order. Thus, we do not expect to keep much inventory other than key components, unless under extraneous circumstances such as material shortage i.e. chip shortages or expected prolonged manufacturing interruption i.e. labor strike.

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer business where there is a general let down in the first quarter of each year after the Christmas season.

Dependence on Major Customers

In 2022, we had limited sales. Our strategy going forward is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. The distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

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

C. Organizational Structure

During the year and as at December 31, 2022, we have the following material subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Limited	Australia	100% (Direct)	Management services & Investment holding
IMTE Asia Limited	Hong Kong	100% (Direct)	Dormant
IMTE Malaysia Sdn. Bhd.#	Malaysia	100% (Direct)	Administrative services and sale of products
Itana Holdings Limited	Canada	100% (Direct)	Investment holding
Renfrew International Limited	United States of America	100% (Direct)	Manufacture of electronic glass
Lonsdale International Limited	United States of America	100% (Direct)	Investment holding
Merit Stone Limited#	British Virgin Islands	100% (Direct)	Investment holding
Ohho International Limited#	Canada	51% (Direct)	Sale of filter plates and air filter products
Ouction Digital Limited#	Canada	60% (Direct)	Provision of digital platform and sale of digital asset
World Integrated Supply Ecosystem Sdn. Bhd.#	Malaysia	60% (Indirect)	Sale of Halal products
Smartglass Limited*	Hong Kong	-	Manufacture and sales of distribution of switchable glass and consultancy services
Smart (Zhenjiang) Intelligent Technology Limited*	P.R.C.	-	Marketing, manufacturing and sales of electronic glass
Grand Dynasty Limited*	Hong Kong	-	Investment holding
Grand Dynasty (Zhejiang) Co., Limited*	P.R.C	-	Dormant
IMTE Limited*	Hong Kong	-	Treasury and administrative services
Sunup Holdings Limited*	Hong Kong	-	Manufacturing of filter plates
Sunup Korea Limited*	Hong Kong	-	Sale of filter plates and air filter products
Greifenberg Digital Limited^	Canada	-	Investment holding
Greifenberg Analytics Limited^	Canada	-	Online analytic financial research services
Greifenberg Capital Limited^	Hong Kong	-	Dormant
eGlass Technologies Ltd.#*	Canada	-	Investment holding

*	Disposed during the year.
#	Established during the year.
^	Become an associated company during the year.

D. Property, Plant and Equipment

The Company has its registered office in Sydney, Australia, and its principal and main operating office is located in Kuala Lumpur, Malaysia. In Australia, the Company has its registered office as part of the services provided by its company secretary and such service costs A$1,000 per month.

In September 2022, the Company rented a 299 square meter office in Kuala Lumpur, Malaysia to serve as our corporate headquarter and a portion of the office of about 150 square meters is used for our Halal operation. The lease on this premise is for A$1,639 per month and for a period of two years.

In January 2023, our subsidiary company in Malaysia leased a 557 square meters warehouse in Enfield, United Kingdom, on a five-year lease at approximately A$14,359 per month.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2022, as at and for the year ended December 31, 2021, and for the year ended December 31, 2020, together with the notes thereto included elsewhere in this Annual Report. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

A. Operating Results

IMTE is an Australian incorporated company and in 2022, it was engaged in the business of trading in Halal products, the manufacture and sale of nano coated plates for filters, the trading of luxury products on its digital assets trading platform, and the manufacturing and sale of electronic glass for the USA markets. The Company was engaged in the financial research business through its investment in Greifenberg Digital Limited. However, during 2022, our equity interest in this investment decreased from approximately 41% to approximately 24%. Accordingly, for accounting purposes, we were deemed to have sold this investment and we could not consolidate this investment as we no longer could control this investment. Instead, we equity account for this investment as an Investment in Associated Company in the accounts of the Company.

For a description of the milestones that we have achieved since inception and through to the date of this report, see “Item 4. Information on the Company - A. History and Development of the Company.”

Overview

Prior to 2020, we were an early-stage company in the development of 3D autostereoscopic products and services. We had recorded significant losses in the operation especially during the COVID-19 pandemic in early 2019. In May 2020 when there was no sign that the pandemic was ending soon, the Group restructured its operation by disposing its R&D and test manufacturing operation for 3D autostereoscopic products, and focused only on the marketing and sales of these 3D products to reduce our administrative and operating costs. In 2020 the Company started new businesses in nano-coated plate filter products, financial analytical research and switchable glass to provide a broader revenue base for the future.

In 2021, the pandemic continued to affect the development of our nano-coated plate filter, financial analytical research and switchable glass operation. The quarantine and restriction on travel and constant re-start / stop of the economy caused delays in these businesses. In late 2021 with no indication of the end of the pandemic, we disposed the marketing and sales of 3D autostereoscopic products and services operation to contain our costs.

In January 2022, in order to widen our revenue base, the Company announced entering into two other businesses namely: (i) the provision of certification halal products and processes, and the sale of halal products and (ii) the setting up of a marketplace (Ouction) for trading in digital assets.

Due to Covid 19 restrictive environment, the Company developed its businesses cautiously in 2022. For our halal business, we appointed distributors in London, Paris, and Kuala Lumpur and recorded sales of A$526,807 from this business unit in 2022. Although the other business units did not bring in any revenue, we continue to make strides to develop the other businesses.

In early 2022, due to the geopolitical issues between the United States and China, the Board decided to divest its businesses operation and investments in Hong Kong and China, and to shift the focus our investments and operations to Malaysia and Europe, including relocating our corporate headquarters and main business operations and manpower to Kuala Lumpur. In early 2022, the equity interest of our investment in our financial analytical research investment decreased to 23.96%. Accordingly, for accounting purposes, we were deemed to have sold this investment and we could not consolidate this investment as we no longer could control this investment. Instead, we equity account for this investment as an Investment in Associated Company in the financial accounts of the Company. By September 2022, we disposed substantially all our Hong Kong and China operation, which was mainly our switchable glass investment in China and Hong Kong. We also transferred our NFT operation to Kuala Lumpur in the short term with a view of setting up the digital assets operation in Singapore or Dubai.  Today, we have no operation in Hong Kong and China.

Going forward in 2023, the Company seeks to continue to develop its existing businesses. In particular, it will focus on the halal business for certification process and trading of our halal products in United Kingdom and Europe. We are well positioned to deliver our halal products from Southeast Asia to the European markets.

We will continue to seek investment opportunities in industries and businesses such as in new energy and new materials, where we can increase Shareholders’ value.

For the past two years, we have funded our operations primarily through the sale of equity securities in the Company and issuances of convertible notes and from operation cashflows. For details of the business overview, see “Item 4. Information on the Company - B. Business Overview.”

Recent Acquisitions

See “Item 4. Information on the Company - A. History and Development of the Company.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2022		2021		2020
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Revenues:
Products	526,807	100.0	193,113	100.0	1,659,916	95.1
Services	-	-	-	-	84,713	4.9
Total operating revenues	526,807	100.0	193,113	100.0	1,744,629	100.0
Expenses
Cost of sales	687,477	130.5	149,447	77.4	1,311,566	75.2
Employee benefit expenses	1,462,996	277.7	1,613,922	835.7	2,212,643	126.8
Financial costs	916,380	173.9	2,000,952	1,036.2	2,100,272	120.4
Depreciation and amortization expenses	1,993,007	378.3	1,326,811	687.1	2,078,762	119.2
Professional and consulting expenses	6,232,982	1,183.2	2,376,038	1,230.4	1,373,907	78.8
Travel and accommodation expenses	159,783	30.3	91,385	47.3	40,895	2.3
Other expenses	2,157,603	409.6	642,339	332.6	5,347,824	306.5
Other (losses) / gains	(1,982,745)	(376.4)	(1,909,947)	(989.0)	223,373	12.8
Loss on fair value change in warrant	3,566,433	677.0	-	-	-	-
Share of losses of associates	322,893	61.3	-	-	-	-
Total expenses	15,516,809	2,945.4	6,290,947	3,257.7	14,689,242	842.0
Operating loss before income tax	(14,990,002)	(2,845.4)	(6,097,834)	(3,157.7)	(12,944,613)	(742.0)
Non-operating income
Interest income	567,598	107.7	18,864	9.8	6,197	0.4
(Loss)/gain on disposal of financial assets at fair value through profit or loss	782,023	148.4	(842,463)	(436.3)	2,312,197	132.5
Loss on disposal of investment in equity instrument	(225,000)	(42.7)	-	-	-	-
Other income	2,878	0.5	335,807	173.9	82,561	4.7
Net loss before income taxes	(13,862,503)	(2,631.5)	(6,585,626)	(3,410.3)	(10,543,658)	(604.3)
Income tax expense	-	-	-	-	-	-
Net loss	(13,862,503)	(2,631.5)	(6,585,626)	(3,410.3)	(10,543,658)	(604.3)

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2022		2021
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products
Halal products	526,807	100	-	-
Displays	-	-	3,980	2.1
Air-filter products	-	-	189,133	97.9
Total operating revenues	526,807	100	193,113	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2022 was A$526,807 as compared to the prior year of A$193,113, an increase of A$333,694 or 72.8% from the prior year. The revenue for the year ended December 31, 2022 was mainly from the sale of Halal products. The sales increased as compare to the prior year was mainly due to the increase in the Halal products as compared to the sales of display products in 2021. As the restriction on COVID-19 was released during the year, the sales of Halal products increased in Europe and Malaysia. In 2023, we will continue to put more emphasis on sales of Halal products; but we also expect to receive revenue from nano-coated plate filter products and fees from the digital assets marketplace.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2022		2021
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	687,477	130.5	149,447	77.4
Services	-	-	-	-
Total cost of sales	687,477	130.5	149,447	77.4

Cost of sales increased by 360.0% to A$687,477 in 2022 from A$149,447 in 2021, which was primarily due to the corresponding increase in sales as compared with the year in 2021.

Gross Profit and Gross Margin.  Gross profit decreased from gross profit of A$43,666 in 2021 to a gross loss of A$160,670 in 2022. The decrease in gross margin from the prior year was due to different product mixes. In 2022, the gross loss was mainly the result of the decline in the market price of Halal products due to the unforeseen market condition from the war in Ukraine and the use of penetration pricing policy to establish and to build demand for our products in the European markets. In addition, there were unexpected cost increases in transportation costs; and prices decreases due to i) delays in transportation and ii) fluctuation in foreign exchange, in particular the decrease in GBP eroding our sales price and margins.

Interest income.

Interest income increase from A$18,864 in 2021 to A$567,598 in 2022 mainly due to interest received from short term loans.

Loss on fair value change in derivate financial instruments.

For the year ended December 31, 2022, the fair value change of derivative financial instrument relating to convertible promissory notes was a gain of A$782,023 as compared to a loss of A$842,463 in the prior year.

Loss on disposal of equity investment in equity investments.

In 2022, the loss on disposal of equity investment in Oakridge International Limited was A$225,000.

Other income

Other income decreased from A$335,807 in 2021 to A$2,878 in 2022. In 2021, other income was mainly the underwriting fees received from our investment in Oakridge International Limited and waive of debts.

Expenses

The operating expenses for the year ended December 31, 2022 was A$15,516,809 as compared to the prior year of A$6,290,947 from the prior year. The increase of A$9,225,862 in total operating expenses was mainly attributable to the following:

-	An increase of A$538,030 in cost of sales from A$149,447 in 2021 to A$687,477 in 2022 as discussed above;

-	A decrease of A$150,926 in employee benefit expenses from A$1,613,922 in 2021 to A$1,462,996 in 2022, which was primarily due to decreased in number of staffs in 2022 as a result of the group restructuring and the sale of the subsidiaries during the year;

-	An increase of A$666,196 in depreciation and amortization expenses from A$1,326,811 in 2021 to A$1,993,007 in 2022 as the result of the depreciation expense for nano-filter equipment was depreciated for the full year, as compared to the depreciation expense in 2021 which was for a partial year;

-	An increase of A$3,856,944 in professional and consulting expenses from A$2,376,038 in 2021 to A$6,232,982 in 2022 resulting from the increase in legal and professional fees relating to increase in corporate activities in 2022 and the increase in consulting services for halal business unit and consulting services for our executives;

-	A decrease of A$1,084,572 in finance costs from A$2,000,952 in 2021 to A$916,380 in 2022 which was mainly attributable to a decrease in interest expense charges on convertible notes that were converted in 2022, as compared to interest charge in 2021 was for a full year;

-	An increase of A$1,515,264 in other expenses of A$642,339 in 2021 to A$2,157,603 in 2022 was mainly attributable to the increase in the provision of inventory, allowance of bad debts and plant and equipment written off.

-	An increase of A$72,798 in other (losses)/ gains from A$1,909,947 in 2021 to A$1,982,745 in 2022 was mainly attributable to the net effect of a decrease in foreign exchange loss expenses and the decrease in gain on disposal and deemed disposal of subsidiaries.

-	An increase of A$3,566,433 in loss on fair value change in warrants in 2022;

-	An increase of A$322,893 in share of loss of associate company in Greifenberg Digital Limited after it was accounted for on an equity basis rather than consolidated subsidiary in the prior year.

Income tax

No income tax expenses were recognized during the year ended December 31, 2022.

Net Profit (Loss)

We recorded a net loss of A$13,862,503 for the year ended December 31, 2022 as compared to a net loss of A$6,585,626 recorded for the year ended December 31, 2021.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the years indicated:

	For the years ended December 31,
	2021		2020
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products
Displays	3,980	2.1	1,059,347	60.7
Tablets and mobiles	-	-	283,097	16.2
Air-filter products	189,133	97.9	317,472	18.2
Sub-total	193,113	100	1,659,916	95.1
Services
Conversion services	-	-	79,938	4.6
Other services	-	-	4,775	0.3
Sub-total	-	-	84,713	4.9
Total operating revenues	193,113	100	1,744,629	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2021 was A$193,113 as compared to the prior year of A$1,744,629, a decrease of A$1,551,516 or 88.93% from the prior year. The revenue for the year ended December 31, 2021 was mainly from the sale of nano-coated plate filter products. The sales decline as compared to the prior year was mainly due to the decline of the sale of display products in 2021 as a result of COVID-19. In 2022, we will continue to put more emphasis on sales of nano-coated plate filter products; but we also expect to receive revenue from switchable glass products, sale of halal products and fees from the digital assets marketplace.

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

New, Revised or Amending Accounting Standards and Interpretations

(i)	The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2022:

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

-	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

-	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;

-	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component; and

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

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
New IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements	January 1, 2023
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Amendments to IAS 12, Income Taxes	January 1, 2023
Amendments to IFRS 16, Leases	January 1, 2024
(Amendments to IAS 1, Presentation of Financial Statements	January 1, 2024

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term borrowings. For the past 3 years, we have recorded loss of A$13,862,503, A$6,585,626 and A$10,543,658 for the fiscal years ended December 31, 2022, 2021, and 2020 respectively.

Equity Issuances

The following table summarizes our issuance of Ordinary Shares for cash, from the conversion debts and share based payments. We did not issue shares for executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Share issuance in respect to payment to convertible bonds	2020	285,714	1,514,284
Share issuance for the settlement of interest on a convertible promissory note	2020	46,741	174,811
Share issuance for debt to equity conversion	2020	941,667	3,947,751
Share issuance for cash and acquisition of businesses	2020	1,357,692	5,606,999
Share issuance for acquisition of business	2020	500,000	2,060,000
Share issuance in respect of payment to a consultant	2020	4,471	23,249
Share issuance in respect of payment to a consultant	2021	20,512	97,282
Share issuance for cash	2021	2,795,237	16,019,301
Share issuance in respect of payments to consultants	2022	2,200,000	5,082,000
Share issuance for cash	2022	7,822,771	31,424,160
Share issuance in respect to conversion of convertible notes	2022	1,172,563	5,039,239

Capital Requirements

As of December 31, 2022, we had total current assets of A$31,760,797 which mainly consisted of A$74,106 in cash and cash equivalents, A$3,841,900 in trade and other receivables, A$6,151,021 in inventories, A$10,680,293 in loan receivables A$2,485,486 in other assets, A$698,323 due from an associate and A$7,829,668 due from former group companies. Our current liabilities on December 31, 2022 totaled A$10,984,758 which mainly consisted of A$1,020,599 in trade and other liabilities, A$7,554,633 in convertible promissory notes and A$2,409,526 in derivative financial instruments. Our net current assets at December 31, 2022 was A$20,776,039 as compared to net current liabilities of A$6,448,643 at December 31, 2021. Our current assets increased significantly as compared to the prior year due to the increase in capital raising during the year. We anticipate that our current cash and cash equivalents should be sufficient to fund our capital expenditures in the next 12 months based on our budget, realization of our current assets, and forecasted revenue. However, our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue our nano-coated plate filter developments, switchable glass for the USA markets, NFT trading and marketplace operation, and our Halal certification and trading operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2022	2021	2020
	A$	A$	A$
Net cash outflows in operating activities	(17,850,642)	(7,971,326)	(6,191,115)
Net cash outflows in investing activities	(21,879,871)	(12,144,439)	(4,586,121)
Net cash inflows by financing activities	39,421,268	18,120,257	13,392,848
Net increase (decrease) in cash and cash equivalents	(309,245)	(1,995,508)	2,615,612
Effect of exchange rate changes on cash and cash equivalents	108,584	76,191	(254,770)
Cash and cash equivalents at beginning of year	274,767	2,194,084	(166,758)
Cash and cash equivalents at end of year	74,106	274,767	2,194,084

Net cash outflows in operating activities were A$(17,850,642), A$(7,971,326), and A$(6,191,115) during the years ended December 31, 2022, 2021 and 2020, respectively. Net cash outflows in operating activities during the year ended December 31, 2022 was mainly due to the loss for the year and the net change in outflows from operations. For the years ended December 31, 2021 and 2020, the net cash outflows in operating activities was mainly due to the cash from the disposal of 3D autostereoscopic business.

Net cash outflows in investing activities were A$(21,879,871), A$(12,144,439), and A$(4,586,121) for the years ended December 31, 2022, 2021 and 2020 respectively. Net cash outflows in investing activities during the years ended December 31, 2022 was mainly due to the deposits made for the lamination production lines and the net cash disposed from the disposal of subsidiaries. Net cash outflows in investing activities during the years ended December 31, 2021 was mainly the share investment in Oakridge International Limited and deposit made in lamination production line. Net cash outflows in investment activities during the years ended December 31, 2020 was primarily attributable to the payments for acquisition of various patents and intangible assets, and development costs incurred for various on-going technology projects.

Net cash inflows in financing activities were A$39,421,268, A$18,120,257, and A$13,392,848 for the years ended December 31, 2022, 2021 and 2020 respectively. Net cash inflows in financing activities during the years ended December 31, 2022 are attributable to the issuance of shares and convertible notes. Net cash inflows in financing activities during the years ended December 31, 2021 are attributable to the issuance of shares. Net cash inflows in financing activities during the years ended December 31, 2020 are attributable to the issuance of convertible notes, loan provided from third party, advances from related companies and the then ultimate holding company.

We had net cash and bank balance of A$74,106, A$274,767, and A$2,194,084 as at December 31, 2022, 2021 and 2020 respectively.

 C. Research and Development, Patents and Licenses

The Company did not conduct any research and development activities and incur no expenses for R&D in 2022 and 2021. In 2020, the Company disposed its subsidiary that conducted research and development in 3D autostereoscopic. For the 3 years ended December 31, 2022, we have employed 0, 0, and 0 staff, respectively, in the research and development of 3D autostereoscopic technology, and we incurred annual staffing costs of approximately A$Nil, A$Nil, and A$675,500 during the respective years. In 2020, we also have Company sponsored research with certain universities and research institutes as discussed in Item 4.

The Company has conducted research into formulation of credit models for our then financial research business in 2021. The financial research business was deemed to be disposed and this investment is currently accounted for as an investment in associated company.

D. Trend Information

We are still developing our business operations and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations are mainly dependent on further development and commercialization of our business and technologies.

E. [Reserved]

F. [Reserved]

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F.

Name	Position
Mr. Zhongqing YANG(1)(6)	Independent Non-Executive Chairman and Director
Mr. Xiaodong ZHANG (2)	Executive Director and CEO
Ms. Jing ZHUO (3)	Executive Director and CFO
Ms. Hui ZHONG (4)	Independent Non-Executive Director
Ms. Dan LI(5)	Independent Non-Executive Director

(1)	Mr. Zhongqing YANG was appointed as the non-executive Chairman and director on 29 April 2022.
(2)	Mr. Xiaodong ZHANG is an executive director and Chief Executive Officer. Mr. ZHANG was the Chairman at the beginning of the year and he resigned as Chairman on 29 April 2022.

(3)	Ms. Jing ZHUO is executive director and Chief Financial Officer.

(4)	Ms. Hui ZHONG is an independent non-executive director as well as a member of Audit Committee and Nomination and Remuneration Committee.

(5)	Ms. Dan LI is an independent non-executive director and a member of the Audit Committee and the Nomination and Remuneration Committee.

(6)	Chairman of the Audit Committee and Nomination and Remuneration Committee.

Mr. Zhongqing YANG, aged 38, has more than 12 years of experience in the financial and insurance industry and has been in charge of the channel development section of Huaxia Insurance in Shanxi and the corporate department of CBI Life Insurance in Shanxi since 2009, and became the Vice President of Zhongming Investment Group in March 2020, responsible for strategic development planning, operation and market development. Mr. Yang holds a master’s degree in management and is proficient in corporate strategic management and operation. He is also experienced in wealth management and high net worth client development.

Mr. Xiaodong ZHANG, aged 53, was the Executive Vice President and CFO of Boqi Xinhai Group Company Limited (“Boqi Xinhai”), a company in the business of investment and financing management, sales of automobile and agricultural technology development in China. Mr. Zhang has extensive experience in financial management in the capital market in China. Prior to joining the Boqi Xinhai, Mr. Zhang has worked in senior positions in capital operation and risk control management in China. Mr. Zhang has a Master of Science in Financial Management from Northwestern Polytechnical University in Xi’an city, Shaanxi province, China.

Ms. Jing ZHUO, aged 36, was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. (“Dalian Jiujiu”), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

Ms. Hui ZHONG, aged 40, has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos. Ms. Zhong has a Bachelor Degree in Public Utility Management from Dalian University of Technology in Dalian city, Liaoning province, China.

Ms. Dan LI, aged 37, currently is the vice president of enterprise operations for RD International Holdings Limited, an investment company providing investment and financial consulting services and selling of financial products to retail customers. Prior to this, from 2007 to 2012, Ms. Li was the corporate investment manager and senior investment analyst for a large financial group in Australia, focusing on investments in the securities market. Ms. Li holds degrees in International Business from Monash University and the Australia Institute of Business and Technology, both institutions are based in Australia.

Directors Resigned/Retired during the year and up to the date of this Report.

Dr. Heming CUI, aged 40, an assistant professor in Computer Science of the University of Hong Kong (“HKU”) since January 2015. His research interests are in distributed system, IOT, big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Dr. Cui’s research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IOT software. Dr. Cui’s research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Dr. Cui’s serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Dr. Cui’s publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare. Before joining HKU, Dr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York.

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

We are committed to remunerating senior executives and executive directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executives’ position, experience and performance, and may be satisfied via cash or equity.

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

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance - based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

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

Executive Compensation

The following table sets forth all the compensation awarded to, earned by or paid to each individual who served as directors and officer in fiscal year of 2022.

	Short-term Benefits		Post-Employment		Share-based
	Benefits		Benefits		Payments		Total
	Salary &		Super-	Retirement
	Fees	Other	annulation	Benefits	Shares	Options
	A$	A$	A$	A$	A$	A$	A$
Mr. Zhongqing YANG(1)	16,133	N/A	N/A	N/A	N/A	N/A	16,133
Mr. Xiaodong ZHANG	395,806	N/A	N/A	N/A	N/A	N/A	395,806
Ms. Jing ZHUO	180,000	N/A	N/A	N/A	N/A	N/A	180,000
Ms. Hui ZHONG	30,000	N/A	N/A	N/A	N/A	N/A	30,000
Ms. Dan LI	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Dr. Heming CUI (2)	25,667	N/A	N/A	N/A	N/A	N/A	25,667
Total	665,606	N/A	N/A	N/A	N/A	N/A	665,606

(1)	Mr. Zhongqing YANG was appointed as director on 29 April 2022.
(2)	Dr. Heming CUI resigned as director on 9 November 2022.

Service Agreements

All the directors have formal letters of appointment in place that have been executed which outline their roles and responsibilities. The agreements with the Company have no fixed term and the directors’ position can be terminated with cause without notice, and subject to the Company’s Constitution. The letters of appointment executed do not provide for any termination payment to directors in the event of being terminated or removed from their positions.

Employee Share Option Plan

In December 2021, an Employee Share Option Plan (“2021 ESOP”) was approved and established by the Board. The ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the Board may in its discretion determine. See below under item 10.A for more information.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2022 as these amounts were expensed and paid as of this date.

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

Corporate Governance

ASX Corporate Governance Principles

As a “foreign private issuer”, we are not required to comply with all of the corporate governance practices followed by U.S. companies under NASDAQ listing standards.

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on NASDAQ. The practices we follow in lieu of NASDAQ’s corporate governance requirements is the ASX Best Practice Guide published by the ASX Corporate Governance Council. The Guide contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structure and practices. It is not mandatory to follow the Recommendations. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. We believe that we are in material compliance with the ASX Corporate Governance Principles. Set forth below are material provisions of the ASX corporate Governance Principles together with the reasons, where applicable, for variation therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of Board and management.

2.	Structure the Board to add value. Companies should have a Board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2022, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2022 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

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

Under NASDAQ Marketplace Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the U.S. Securities and Exchange Commission.

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors does meet regularly, and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board of Directors.

Our Board of Directors has determined that each Mr. Zhongqing Yang, Ms. Hui Zhong and Ms. Dan Li qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

Committees of the Board of Directors

Audit Committee. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, and NASDAQ Marketplace Rules. Our Audit Committee is currently composed Mr. Zhongqing Yang, Ms. Hui Zhong and Ms. Dan Li. Mr. Zhongqing Yang is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Mr. Zhongqing Yang, Ms. Hui Zhong and Ms. Dan Li are the current members of the Nomination and Remuneration Committee. Mr. Zhongqing Yang, Ms. Hui Zhong and Ms. Dan Li all qualified as an “independent director” within the meaning of NASDAQ Marketplace Rules. Mr. Zhongqing Yang is the chairman of this committee.

Corporate Governance Requirements Arising from Our U.S. Listing - the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Marketplace Rules

NASDAQ permits “foreign private issuers” such as the Company follow “home country” corporate governance practices in lieu of the otherwise applicable NASDAQ corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant NASDAQ corporate governance standards. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Marketplace Rules in respect of:

●	NASDAQ requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding Ordinary Shares - In Australia, we do not have an express requirement that each listed company have a quorum of any particular number of the outstanding Ordinary Shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two person who are entitled to vote. We believe this quorum requirement is consistent with the requirements in Australia and is appropriate and typical of generally accepted business practices in Australia.

●	The NASDAQ requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The NASDAQ and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. In Australia, unlike NASDAQ, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, in Australia, it is not required that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements in Australia and that it is appropriate and typical of generally accepted business practices in Australia.

●	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

●	The NASDAQ requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The NASDAQ compensation committee requirements are not identical to the Australia’s remuneration and nomination committee requirements. We have established a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements in Australia and which we believe is appropriate and typical of generally accepted business practices in Australia.

Directors’ Service Contracts

For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees - B. Compensation - Service Agreements.”

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

We currently do not maintain a directors’ and officers’ liability insurance policy. However, we intend to arrange an insurance policy for our directors and officers in the near future. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D. Employees

As of December 31, 2022, we had 15 employees and of these employees were employed in finance, administration and management located in Malaysia.

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

Each of our full-time employees enters into an employment agreement. We also engage part-time employees from time to time. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees - B. Compensation - Service Agreements.”

E. Share Ownership

Beneficial Ownership of Senior Management and Directors

The beneficial ownership of senior management and directors are set out in Item 7.A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding shares of our Ordinary Shares beneficially owned as of March 15, 2023 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Except as otherwise indicated, based on information furnished by the owners, we believe that the beneficial owners listed below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the address of the beneficial owner is c/o Integrated Media Malaysia Sdn Bhd at Suite A, Unit 5, Level 3, Lot 4, Glen 9 Business Park, Jalan Pensyarah U1/28, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor, Malaysia.

For purposes of computing the percentage of outstanding Ordinary Shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of March 15, 2023, there were 20,687,807 outstanding shares.

		Options	Note	Total Stock
		Exercisable	Convertible	and
	Ordinary	Within 60	Within 60	Stock Based	%
Name	Shares	Days	Days	Holdings	Ownership

Zhongqing YANG(1)	-	-	-	-	-
Xiaodong Zhang(2)	354,478	-	-	354,478	1.7%
Jing Zhuo	-	-	-	-	-
Dr. Heming Cui	-	-	-	-	-
Hui Zhong	-	-	-	-	-
Dan Li	-	-	-	-	-
All directors as a group (5 persons)	354,478	-	-	354,478	1.7%
Xinhaixin International Holdings Limited (3)	1,685,000	-	-	1,685,000	8.1%

Notes:

(1)	Appointed as a director of the Company on 29 April 2022.

(2)	Kingzhongming International Holdings Limited, a company incorporated in the British Virgin Islands, is a company wholly owned and controlled by our director Xiaodong Zhang.

(3)	Xinhaixin International Holdings Limited, a company incorporated in the British Virgin Islands, is a company wholly owned and controlled by Mr. Yongquan Bi.

B. Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2022, 2021 and 2020.

For the year ended December 31, 2022

During the year, the Group had the following related party transactions:

a)	Interest expenses charges of US$7,321 to Greifenberg Analytics Limited, an associated company formerly controlled by the Company.

For the year ended December 31, 2021

During the year, the Group had the following related party transactions:

a)	Company secretarial and consulting service fees for the services of our executives totaling A$787,618 to entities controlled by former CFO and Company Secretary, Mr. Cecil Ho.

b)	On February 5, 2021, CIMC Marketing Pty Limited, a subsidiary of the Company, acquired 500 million shares for A$500,000 (approximately US$381,000) representing approximately 15% of the then equity interest in Oakridge International Limited (formerly Xped Limited) (“Oakridge”). Mr. Con Unerkov, the then Chairman and Chief Executive Officer of the Company, was also the Chairman and Chief Executive Officer of Oakridge. Mr. Cecil Ho, the Chief Financial Officer of the Company, was also the then Chief Financial Officer of Oakridge until March 10, 2021.

For the year ended December 31, 2020

During the year, the Group had the following related party transactions:

a)	Purchase of products and payment of services fees of A$29,794 and A$67,187 respectively from Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

b)	Purchase of products of A$274,417 from Integration Multimedia Techno., an entity controlled by Mr. Zhang Wuhua, a former director;

c)	Sales of products of A$8,490 to Marvel Digital Productions Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

d)	Sales of products of A$315,034 to SWIS Co., Limited, a subsidiary of our substantial shareholder;

e)	Service fee paid of A$21,812 to Marvel Research Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee Lee;

f)	Service fee paid of A$193,972 to Marvel Digital Group Limited, an entity controlled over by former director, Dr. Herbert Ying Chiu Lee;

g)	Company secretarial and service fees paid of A$607,659 to Asset Union Limited, an entity controlled by Company Secretary, Mr. Cecil Ho.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal year ending December 31, 2022 are included in Item 18 of this Annual Report on Form 20-F.

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

ITEM 10. ADDITIONAL INFORMATION

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed and traded on the NASDAQ Capital Market and was traded on the Australian Securities Exchange Ltd., or ASX from February 22, 2013 to June 15, 2018 when it was delisted from the ASX.

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

On February 20, 2020 the Company completed a Securities Purchase Agreement (“SPA”) and issued 158,730 Ordinary Shares at a share price of US$6.30 per share for a total subscription proceeds of US$1,000,000.

On May 12, 2020, the Company issued 126,984 Ordinary Shares as a result of the exercise of warrants (as describe more fully under Warrants below) issued under the SPA above. The warrants were exercised by means of a cashless exercise pursuant to conditions in the form of warrant.

On May 18, 2020, the Company issued 126,984 Ordinary Shares as a result of the exercise of warrants (the “Warrants”) pursuant to Securities Purchase Agreement entered into on February 20, 2020. The Warrants were exercised by means of a cashless exercise pursuant to conditions in the form of warrant.

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

On March 4, 2021, the Company entered into subscription agreements in a private placement with investors to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400 (approximately A$2,964,220). The use of the proceeds is to build out manufacturing infrastructure and working capital.

On March 23, 2021, the Company issued 708,000 Ordinary Shares at a price of US$6.50 per share to raise US$4,602,000 (approximately A$6,046,320) for developing its current businesses, corporate expenditures and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements (“SPA”) with investors (“Investors”) for the total sale of 888,887 Ordinary Shares of, no par value, of the Company (“Ordinary Shares”) at a price of US$3.15 per share (the “Cash Offerings”). The Cash Offerings generated net cash proceeds of approximately US$2,765,000 (approximately A$3,846,261) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company’s electronic glass business and working capital.

On January 3, 2022, the Company entered into convertible note purchase agreements with investors raising a total of US$10 million by the issuance of US$10 million convertible notes (“Note”). The Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. On the same date, the notes were converted and a total of 3,205,128 shares were issued.

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

In April 2022, the Company issued a total of 507,692 Ordinary Shares as a result of the conversion of convertible promissory note of US$1,650,000.

In April 2022, the Company issued 732,900 shares at a share price of US$4.50 per share for a total subscription amount of US$3,298,060. The proceeds from this sale of shares were used for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

On June 29, 2022, the Company issued 646,173 shares at a share price of US$4.50 per share for a total subscription amount of US$2,907,786. The proceeds from this sale of shares were used for the Company’s operation and working capital.

On August 23, 2022, the Company issued 2,200,000 Ordinary Shares at a share price of US$1.59 for a total of US$3,498,000 to consultants.

In August and September 2022, the Company issued a total of 2,539,682 shares at a share price of US$1.26 per share for a total subscription amount of US$3,200,000. The proceeds from these sale of shares were used for the Company’s operation and working capital.

Convertible Notes

From July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) where each Subscriber subscribed to a convertible note (“Note”). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on the then 30-day VWAP multiplied by 90%.

As at December 31, 2022, the Company has signed Subscription Agreements for US$5.5 million.

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

In connection with the private placement in August and September 2022, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

Options

The Company had no employee share options issued and outstanding as of December 31, 2022.

2020 Employee Share Option Plan

In August 2020, an Employee Share Option Plan (“2020 ESOP”) was approved and established by the board. The 2020 ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the board may in its discretion determine. The total number of the shares which may be offered by the Company under the 2020 ESOP shall not at any time exceed 5% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period. The shares are to be issued at a price determined by the board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the board at its sole discretion.

In September 2020, the Company, subject to shareholders’ approval, granted options to subscribe up to 261,000 Ordinary Shares for employees, directors and consultants under the 2020 ESOP. This term of the option is two years and have vesting period of the option holder over two years vesting period. The exercise prices will range from US$3.50 to US$3.70 per share. Each option when exercised will entitle the option holder to one ordinary share in the Company. Options will be able to be exercisable on or before an expiry date, will not carry any voting or dividend rights and will not be transferable except on death of the option holder. In September 2021 these options and the 2020 ESOP were cancelled by the Board.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan (“2021 ESOP”). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company [upon determined by the Remuneration Committee or other body/ person as determined by the Board] and at the absolute discretion of the Board. The 2021 ESOP is valid for 10 years term. The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price and other relevant terms of an option is to determine by the Board at its sole discretion. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 20% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1001.

As at December 31, 2022 the Company had no employee share options issued and outstanding in respect to the 2021 ESOP.

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

Subscription Agreement for 60% Equity interests in World Integrated Supply Ecosystem Sdn Bhd. (“WISE”)

On January 20, 2022, the Company entered into a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn Bhd. (“WISE”), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products. WISE will be providing halal certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the halal certification process. WISE is working towards being appointed by JAKIM Malaysia as an accredited certification body to conduct the auditing process and certify product application. WISE will also work with other certification bodies worldwide that have been accredited by JAKIM, thereby extending our reach to the global markets.

Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited

On December 29, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non-Fungible Token) trading market. Under the Cooperation Agreement, the Company shall invest up to US$1 million for 60% equity interests in Ace Corporation Limited to develop, establish, and operate a trading marketplace platform called “Ouction” at www.ouction.io. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce. Ouction also plans to develop cross-industrial synergy and economic value from the new NFT marketplace it creates. Ouction’s marketplace plans to be a niche market in art, historical artifacts, photos and videos.

Debt Conversion Agreement and Convertible Note with CIMB Limited (“CIMB”) for a total of US$2,825,000

On January 20, 2020, the Company entered into a convertible note purchase agreement (the “Purchase Agreement”) with CIMB Limited, an independent third party. Pursuant to the Purchase Agreement, CIMB will loan HK$14 million (about US$1.8 million) under a convertible promissory note (the “Note”) with a coupon rate of 10% per annum, maturing in two years from the date of the Purchase Agreement. Interest is payable in cash on a quarterly basis, with the first payment due by March 31, 2020. The Company, at its sole option, may pay interest in Ordinary Shares based on 75% of the average of the closing prices of its Ordinary Shares for the five trading days prior to each end-of-quarter interest due date. The holder of the Note has the right to convert the principal and accrued interest to Ordinary Shares of the Company at a conversion price of US$5.00 per share over the term of the Note. The conversion price is subject to downward adjustment if the Company sells Ordinary Shares below the conversion price within 12 months after the date of the Purchase Agreement. Both the Company and the holder may request prepayment of the Note at any time without penalty after the Company receives financing of a minimum of US$4 million. The holder of the Note is also entitled to piggyback registration rights.

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

US$3 million funding with Nextglass Technologies Corp (“Nextglass”)

On August 6, 2020, the Company entered into two agreements with Nextglass, an independent third party, to raise a total of US$3,000,000. The first agreement is a placement of 450,000 shares at a share price of US$3.00 per share to raise US$1,350,000. The second agreement is a Convertible Note Purchase Agreement (the “Purchase Agreement”), which Nextglass will invest US$1,650,000 under a convertible note (the “Note”) without interest, maturing in two years from the date of the Note. The holder of the Note or the Company has the right to convert the principal into Ordinary Shares of the Company at a conversion price of US$3.25 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells Ordinary Shares below the conversion price within 12 months after the date of the Note. The Note cannot be prepaid. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company.

In April 2022, the noteholder converted this Note and 507,692 shares in the Company was issued.

Sale and Purchase Agreements (“SP Agreements”) to purchase a total of 51% interest in Sunup Holdings Limited (“Sunup”).

On August 6, 2020, IMTE entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass and Teko International Limited (“Teko”) for US$750,000 each for a total consideration of US$1,500,000.

The consideration paid was US$750,000 for each of Nextglass Technologies Corp (“Nextglass”) and Teko, and each of them was issued 250,000 Ordinary Shares in IMTE (the “Consideration Shares”) at US$3.00 per share. Under the SP Agreements, IMTE could also pay a deferred consideration based on five times the annualized earnings for the two years following completion, less the initial consideration of US$750,000.

For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko

Purchasing Product Designs and Molds for New Filter Design

On December 21, 2020, Sunup, the Company’s subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air filters. The contract provides for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air filter products worldwide. The total investment costs for the product development is approximately US$728,000 (South Korean Won 800 Million).

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited (without approval) from acquiring 20% or more of the shares in any company having total assets of A$252 million or more (or A$1,094 million or more in case of private (non-government) U.S. investors). “Associates” is a broadly defined term under the Takeovers Act and includes:

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

In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more (or A$1,094 million or more in case of private (non-government) U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. At present, we do not have total assets of A$252 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will be mindful to monitor the holdings for foreign persons (together with the associates) to ensure that the thresholds will not be exceeded without the Australian Treasurer’s approval.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. The Australian Treasurer has issued a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides that the Treasurer will reject an application if it is contrary to the national interest.

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

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of Ordinary Shares quoted on the NASDAQ.

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 (Cth) is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia’s taxation laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding $10,000 to Australian Transaction Reports and Analysis Centre.

The Income Tax Assessment Act of 1936 and the Income Tax Assessment Act of 1997 (collectively, the “Tax Act”)

The Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (collectively, the “Tax Act”) is the principal law governing the imposition of Federal taxes in Australia (except goods and services tax and a number of specific taxes such as fringe benefits tax).

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

Australian Tax Consequences

Non-Australian residents may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax is paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America who is entitled to the benefits of the Australia/US double tax treaty and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are unfranked. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15% where the benefits of the treaty apply. It should be noted, however, that under Section 128B(3) of the Income Tax Assessment Act 1936 (Cth), to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed at company level and such tax is allocated to the dividend. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

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

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. See “Item 8.A. Financial Statements and Other Financial Information-Dividend Policy.”

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

Australian Death Duty

Australia does not have estate or death duties. Generally, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) holding such shares as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

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

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

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

Taxation of Distributions

U.S. Holders.  In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the NASDAQ Capital Market, which should then qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2022 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect that we could be classified as a PFIC for our December 31, 2022 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

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

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income”. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

Non-U.S. Holders.  A dividend paid to a Non-U.S. Holder on an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted basis in the ordinary share and the amount realized on the sale or other disposition, each determined in U.S. dollars.

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

Non-U.S. Holders.  A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ordinary share unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share), or (ii) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited consolidated financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2022 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will be considered a PFIC for any future taxable year.

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

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares. Certain of these tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share at a gain or receives one or more “excess distributions” in respect of our Ordinary Shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our Ordinary Shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, in years in which we are classified as a PFIC, we will make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and once made, can only be revoked with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder has elected the application of the QEF rules to the U.S. Holder’s ordinary shares, and the special tax and interest charge rules described in the second preceding paragraph do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such shares, or, as described below, a purge of the PFIC taint pursuant to a special purging election), any gain realized on the disposition of an ordinary share generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under applicable attribution rules as owning shares in a QEF.

If a QEF election is not made for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are a PFIC, certain elections can be made while we continue to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the special PFIC rules set forth in the fourth preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which the Company again satisfies the tests to be a PFIC. Moreover, if a U.S. Holder sells all of the ordinary Shares they own and later reacquires other ordinary shares, any QEF election the U.S. Holder has made that remains in effect will apply to the ordinary shares acquired later. The applicable Treasury regulations provide that the Commissioner of the IRS has the discretion to invalidate or terminate a QEF election if the U.S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the fourth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fourth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. The Australian Securities Exchange is a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fourth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

A U.S. Holder who owns ordinary shares during a year in which we are classified as a PFIC generally will remain subject to the rules set forth in the fifth preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC. In that event, those rules will apply to any gains on dispositions of ordinary shares and to any “excess distributions.” It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the fifth preceding paragraph would apply to that gain.

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

Information Reporting and Backup Withholding

U.S. Holders. Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our Company which are referred to in this document may also be inspected at the offices of our registered office located at Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000, Australia.

I. Subsidiary Information

See “Item 4.C. Information on the Company - Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash and cash equivalents consist primarily of cash and money market funds in United States dollars, European Euros, Malaysia Ringgit and Hong Kong dollars. We invest our excess cash and cash equivalents mainly in interest-bearing accounts and term deposits with banks in Malaysia. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States, Europe and Malaysia interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

We are exposed to foreign currency risk via our operation in Malaysia and Europe and trade and other payables we hold. We are required to make certain payments in U.S. dollars, Euro and Malaysian ringgit and other currencies. An adverse movement in end-of-period exchange rates would have a material impact on our operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board and that receipts and expenditures of the Company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (the “2013 Framework”) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2022 under the COSO 2013 Framework.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2022:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override; and

ii.	Lack of technical accounting expertise to evaluate complex accounting transactions, such as convertible promissory notes; and

iii.	Lack of formal accounting processes over key accounting areas.

Management believes that the material weaknesses set forth in items (i) through (iii) above did not have an effect on the Company’s financial reporting during the year ended December 31, 2022.

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

While we now believe that these material weaknesses are continuing being addressed, we will continue our remediation efforts during fiscal year 2023.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the period covered by this Annual Report.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.imtechltd.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2022.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year 2022 and 2021, the following fees were paid or payable for services provided by Audit Alliance LLP, auditor of the Group.

Fee Category	2022		2021
Audit Fees	US$	150,500	US$	145,000
Audit-Related Fees	US$	-	US$	17,400
All Other Fees	US$	5,500	US$	37,125

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

Audit-Related Fees

This category consists of fees for assurance and related services by our principal independent registered public accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”. The services for the fees disclosed under this category include consultations concerning financial accounting and reporting standards.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company announced that on December 30, 2021, the Company dismissed Ramirez Jimenez International CPAs (“RJI”) as our independent registered public accounting firm. On December 30, 2021, the Company appointed Audit Alliance LLP (“Alliance”) as the Company’s independent registered public accounting firm. This change in the Company’s independent registered public accounting firm was approved by the Board of Directors on December 29, 2021.

RJI’s reports on the financial statements for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or auditing principles. The Company did have a going concern for each of these three years.

During the period of RJI’s engagement there were (i) no disagreements between the Company and the former accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2020 and 2019, neither the Company, nor someone on behalf of the Company, has consulted Alliance regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Integrated Media Technology Limited

Financial Statements - Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of their operations, and their cash flows for the year ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately A$13.9 million and used cash in operating activities in the amount of approximately A$17.9 million during the year ended December 31, 2022, and had accumulated losses of approximately A$49.8 million as of December 31, 2022, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 24 and 25 to the consolidated financial statements, during the year ended December 31, 2022, the Group issued two convertible promissory notes. The Group analyzed these convertible promissory notes for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

How the Critical Audit Matter was Addressed in our Audit

We identified convertible promissory notes as a critical audit matter as subjective auditor judgment was required to evaluate whether these notes contain derivative financial instruments and assess the proper valuation of such instruments.

The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over the convertible promissory notes, as well as, the embedded conversion options and derivatives that require recognition as derivative liabilities;

●	Read and analyzed the convertible promissory note agreements;

●	Reviewed management’s specialist’s valuations for the convertible promissory notes, including the embedded derivative components;

●	Obtained an understanding of the work of the specialist, including assessing the knowledge, skill and ability of the specialist;

●	Evaluated the work of the specialist, including engaged with internal specialists to assess the reasonableness of assumptions used in the valuation and the accounting treatment of the convertible promissory notes and related derivatives;

●	Tested and reviewed the overall calculations; and

●	Tested the design and implementation of management’s controls surrounding management’s valuation of the convertible promissory note process.

/s/ Audit Alliance LLP
Audit Alliance LLP

Singapore

April 28, 2023

We have served as the Group’s auditor since 2021.

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600 fax 949-852-1606 www.rjicpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2020, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of their operations, and their cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately A$10.5 million and used cash in operating activities in the amount of approximately A$6.2 million during the year ended December 31, 2020, and had accumulated losses of approximately A$34.1 million as of December 31, 2020, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 19 and 23 to the consolidated financial statements, during the year ending December 31, 2020, the Company issued two convertible promissory notes. The Company analyzed these convertible promissory notes for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

How the Critical Audit Matter was Addressed in our Audit

We identified convertible promissory notes as a critical audit matter as subjective auditor judgment was required to evaluate whether these notes contain derivative financial instruments and assess the proper valuation of such instruments.

The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over the convertible promissory notes, as well as, the embedded conversion options and derivatives that require recognition as derivative liabilities;

●	Read and analyzed the convertible promissory note agreements;

●	Reviewed management’s specialist’s valuations for the convertible promissory notes, including the embedded derivative components;

●	Obtained an understanding of the work of the specialist, including assessing the knowledge, skill and ability of the specialist;

●	Evaluated the work of the specialist, including engaged with internal specialists to assess the reasonableness of assumptions used in the valuation and the accounting treatment of the convertible promissory notes and related derivatives;

●	Tested and reviewed the overall calculations; and

●	Tested the design and implementation of management’s controls surrounding management’s valuation of the convertible promissory note process.

/s/ Ramirez Jimenez International CPAs
Ramirez Jimenez International CPAs

April 30, 2021

We have served as the Group’s auditor since 2018.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended December 31,
	Note	2022 A$	2021 A$	2020 A$
Revenue, net	4	526,807	193,113	1,744,629
Cost of sales		(687,477)	(149,447)	(1,311,566)
		(160,670)	43,666	433,063

Interest income		567,598	18,864	6,197
Other income	5	2,878	335,807	82,561
Gain/ (loss) on fair value change in derivative financial instruments	23	782,023	(842,463)	2,312,197
Loss on disposal of financial assets at fair value through other comprehensive income		(225,000)	-	-
		966,829	(444,126)	2,834,018

Expenses
Finance costs	6	(916,380)	(2,000,952)	(2,100,272)
Employee benefit expenses	7	(1,462,996)	(1,613,922)	(2,212,643)
Depreciation and amortization expenses	7	(1,993,007)	(1,326,811)	(2,078,762)
Professional and consulting expenses		(6,232,982)	(2,376,038)	(1,373,907)
Travel and accommodation expenses		(159,783)	(91,385)	(40,895)
Other expenses	7	(2,157,603)	(642,339)	(5,347,824)
Other gains/ (losses)	7	1,982,745	1,909,947	(223,373)
Share of losses of associates		(322,893)	-	-
Loss on fair value change in warrant		(3,566,433)	-	-
Total expenses		(14,829,332)	(6,141,500)	(13,377,676)

Loss before income tax	7	(13,862,503)	(6,585,626)	(10,543,658)
Income tax expense	8	-	-	-

Loss for the year		(13,862,503)	(6,585,626)	(10,543,658)
Other comprehensive income
Items that may be re-classified subsequently to profit or loss:
Fair value through other comprehensive income		(380,000)	62,500	-
Exchange differences on translation of financial statements of overseas subsidiaries		1,473,508	158,547	55,673
Share of other comprehensive income of associates		16,269	-	-

Other comprehensive income for the year, net of tax		1,109,777	221,047	55,673
Total comprehensive loss for the year		(12,752,726)	(6,364,579)	(10,487,985)

Loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(12,615,504)	(5,771,510)	(10,034,077)
Non-controlling interests		(1,246,999)	(814,116)	(509,581)

		(13,862,503)	(6,585,626)	(10,543,658)

Total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(11,569,218)	(5,830,540)	(9,885,412)
Non-controlling interests		(1,183,508)	(534,039)	(602,573)

		(12,752,726)	(6,364,579)	(10,487,985)

Loss per share		A$	A$	A$
- Basic and Diluted	10	(0.77)	(0.70)	(2.33)

The above consolidated statements of profit or loss and comprehensive loss should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars)

		December 31,
		2022	2021
	Note	A$	A$
ASSETS
Current Assets
Cash and cash equivalents		74,106	274,767
Trade receivables	11	851,318	465,639
Other receivables	11	2,990,582	20,482
Inventories	12	6,151,021	-
Loan receivable	13	10,680,293	-
Other current assets	11	2,485,486	2,006,636
Amount due from an associate	14	698,323	-
Amounts due from former group companies	15	7,829,668	-
Right-of-use assets	21(a)	-	513,942

Total Current Assets		31,760,797	3,281,466

Non-Current Assets
Plant and equipment, net	16	3,274,602	6,441,734
Other assets – equipment deposits		20,910,964	11,459,195
Intangible assets	17	1,266,494	1,900,589
Investment in an associate	14	257,346	-
Right-of-use assets	21(a)	-	1,444,927
Financial asset at fair value through other comprehensive income	22	-	562,500

Total Non-Current Assets		25,709,406	21,808,945

TOTAL ASSETS		57,470,203	25,090,411

LIABILITIES
Current Liabilities
Trade and other payables	18	1,020,599	2,424,717
Convertible promissory notes	19	7,554,633	4,311,416
Derivative financial instruments	23	2,409,526	2,321,003
Amounts due to related companies	20	-	247,406
Lease liabilities	21(b)	-	425,567

Total Current Liabilities		10,984,758	9,730,109
NON-CURRENT LIABILITIES
Warrant liabilities	24	3,566,433	-
Lease liabilities	21(b)	-	1,403,932
Total Non-Current Liabilities		3,566,433	1,403,932

TOTAL LIABILITIES		14,551,191	11,134,041

NET CURRENT ASSETS/ (LIABILITIES)		20,776,039	(6,448,643)

NET ASSETS		42,919,012	13,956,370

CAPITAL AND RESERVES
Issued capital (no par value, 20,524,754 and 9,329,420 ordinary shares issued and outstanding as of December 31, 2022 and 2021, respectively)	27	89,689,805	48,144,406
Foreign currency translation reserve	28(a)	2,172,362	762,348
Other reserves	28(b)	(790,631)	62,500
Accumulated losses		(49,784,862)	(37,169,358)

Equity attributable to equity shareholders of Integrated Media Technology Limited		41,286,674	11,799,896
Non-controlling interests		1,632,338	2,156,474

TOTAL EQUITY		42,919,012	13,956,370

Ordinary shares issued		20,524,754	9,329,420

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars)

	Attributable to owners of the Group
	Issued Capital	(Accumulated Losses) / Retained Earnings	Foreign Currency Translation Reserve	Other Reserves	Non-controlling Interests	Total
	A$	A$	A$	A$	A$	A$
Balance as of December 31, 2019 and as of January 1, 2020:	18,902,029	(25,786,912)	735,213	4,423,141	1,805,552	79,023
Loss for the year	-	(10,034,077)	-	-	(509,581)	(10,543,658)
Other comprehensive income/ (loss) for the year, net of tax	-	-	148,665	-	(92,992)	55,673
Total comprehensive loss for the year	-	(10,034,077)	148,665	-	(602,573)	(10,487,985)
Transfer other reserve to accumulated losses	-	1,718,689	-	(1,718,689)	-	-
Acquisition of subsidiaries	-	-	-	-	3,888,027	3,888,027
Disposal of subsidiaries	-	-	-	-	(1,761,181)	(1,761,181)
Issuance of new ordinary shares – cash (Note 27(b))	7,121,283	-	-	-	-	7,121,283
Issuance of new ordinary shares – conversion of debt (Note 27(b))	4,122,562	-	-	-	-	4,122,562
Issuance of new ordinary shares – services (Note 27(b))	23,249	-	-	-	-	23,249
Issuance of new ordinary shares – acquisition (Note 27(b))	2,060,000	-	-	-	-	2,060,000
Legal expenses in respect of issuance of shares (Note 27(b))	(139,126)	-	-	-	-	(139,126)
Balance as of December 31, 2020 and as of January 1, 2021	32,089,997	(34,102,300)	883,878	2,704,452	3,329,825	4,905,852

Changes in equity for 2021:
Loss for the year	-	(5,771,510)	-	-	(814,116)	(6,585,626)
Fair value through other comprehensive income	-	-	-	62,500	-	62,500
Other comprehensive income for the year, net of tax	-	-	(121,530)	-	280,077	158,547
Total comprehensive loss for the year	-	(5,771,510)	(121,530)	62,500	(534,039)	(6,364,579)
Transfer from Other Reserve to Accumulated Loss	-	2,704,452	-	(2,704,452)	-	-
Acquisition of subsidiary	-	-	-	-	983,928	983,928
Disposal of subsidiaries	-	-	-	-	(1,623,240)	(1,623,240)
Issuance of new ordinary shares for cash (Note 27(b))	16,054,409	-	-	-	-	16,054,409
Balance as of December 31, 2021	48,144,406	(37,169,358)	762,348	62,500	2,156,474	13,956,370

Changes in equity for 2022:
Loss for the year	-	(12,615,504)	-	-	(1,246,999)	(13,862,503)
Fair value through other comprehensive income	-	-	-	(380,000)	-	(380,000)
Other comprehensive income, net of tax	-	-	1,410,014	-	63,494	1,473,508
Share of other comprehensive income of associate	-	-	-	16,269	-	16,269
Total comprehensive loss for the year	-	(12,615,504)	1,410,014	(363,731)	(1,183,505)	(12,752,726)
Release of other reserve upon sale of financial asset	-	-	-	317,500	-	317,500
Release of other reserve upon deemed disposal of associate	-	-	-	(16,269)	-	(16,269)
Acquisition of subsidiary	-	-	-	(790,631)	1,340,275	549,644
Deemed disposal of subsidiary	-	-	-	-	(680,906)	(680,906)
Issuance of ordinary shares on conversion of convertible notes (Note 27(b))	5,039,239	-	-	-	-	5,039,239
Issuance of shares for services (Note 27(b))	5,082,000	-	-	-	-	5,082,000
Issuance of new ordinary shares for cash (Note 27(b))	31,424,160	-	-	-	-	31,424,160
Balance at 31 December 2022	89,689,805	(49,784,862)	2,172,362	(790,631)	1,632,338	42,919,012

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars)

		Years Ended December 31,
		2022	2021	2020
	Note	A$	A$	A$
Cash flows from operating activities
Loss before income tax		(13,862,503)	(6,585,626)	(10,543,658)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Depreciation and amortization		1,993,007	1,326,811	2,078,762
Interest income		(567,598)	-	-
Interest expense		26,290	-	-
(Gain)/ loss on disposal of subsidiaries	26(a)	(62,029)	(1,998,269)	28,990
Gain on deemed disposal of subsidiary		(144,827)	-	-
Loss on disposal of investment in equity instrument		225,000	-	-
Changes in fair value of warrants		3,566,433	-	-
Share of losses of an associate		322,893	-	-
Interest accrued for lease liabilities		132,465	-	-
Net cash outflows from changes in working capital	32(b)	(10,797,051)	(719,193)	(2,186,276)
Provision for trade receivable		102,308	-	-
Impairment loss of trade receivables		-	14,390	58,932
Provision for inventories written off		1,121,787	(9,439)	(17,671)
Plant and equipment written off		93,183	-	110
Provision for impairment loss on intangible assets		-	-	3,459,340
Development projects written off		-	-	930,356

Net cash used in operating activities		(17,850,642)	(7,971,326)	(6,191,115)

Cash flows from investing activities
Capital injection from minority shareholders		-	542,887	1,920,153
Payments for acquisition of plant and equipment		(195,968)	(71,109)	(7,236,260)
Payments for other assets – equipment deposits		(16,467,807)	(11,459,195)	-
Payments for intangible assets		-	(624,095)	-
Payments for development projects		-	-	(125,520)
Payments for investment in financial assets		-	(500,000)	-
Proceeds from sale of plant and equipment		(79,776)	-	-
Proceeds from sale of investment in equity instrument		275,000	-	-
Disposal of subsidiaries, net of cash disposed of	26(a)	(5,411,320)	(32,927)	855,506

Net cash used in investing activities		(21,879,871)	(12,144,439)	(4,586,121)

Cash flows from financing activities
Fair value change in derivative financial instruments	23	(782,023)	842,463	(2,312,197)
Interest accrued for lease liabilities		(132,465)	28,371	32,526
Interest paid on short term loans		(26,290)	-	-
Interest received and receivable		567,598	-	-
Finance costs for convertible bonds		300,082	1,895,371	1,693,890
Interest paid for convertible bonds		-	-	(185,469)
Repayment for convertible bonds		-	-	(4,668,195)
Payment of lease liabilities		-	(138,156)	(320,851)
Proceeds from issuance of convertible promissory notes		8,070,206	-	4,913,100
Net proceeds from issuance of ordinary shares		31,424,160	16,054,409	13,187,968
Repayment to holding company		-	(562,201)	-
Advances from related companies		-	-	840,509
Advance from other liabilities		-	-	211,567

Net cash provided by financing activities	32(a)	39,421,268	18,120,257	13,392,848

Net (decrease)/ increase in cash and cash equivalents		(309,245)	(1,995,508)	2,615,612
Effect of exchange rate changes on cash and cash equivalents		108,584	76,191	(254,770)
Cash and cash equivalents at the beginning of financial year		274,767	2,194,084	(166,758)

Cash and cash equivalents at the end of financial year		74,106	274,767	2,194,084

Analysis of cash and cash equivalents:
Cash and bank balances		74,106	274,767	2,194,084

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMTE”) and its controlled entities for the years ended December 31, 2022, 2021 and 2020 which were authorized for issue by the Board of Directors on April 26, 2023. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, and Malaysia.

The Company and its subsidiaries are referred to as the “Group”.

Going Concern

The Group’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of December 31, 2022, the Group had generated a net loss A$13,862,503, and used cash in operating activities in the amount of A$17,850,642, and accumulated losses of A$49,784,862. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. For the year ended December 31, 2022, the funds raised were used for the build out of infrastructure, purchase of equipment and working capital. The Group will need to continue to raise funds through the sale of its equity securities and issuance of debt instruments to obtain additional operating capital. The Group will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Group will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Group will continue as a going concern.

Based on the Group’s current rate of cash outflows, cash on hand and proceeds from the recent sales of equity securities and convertible notes after the year ended, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next 12 months for the investments in the switchable glass and Halal operations.

The Group’s plans with respect to its liquidity issues include, but are not limited to, the following:

1)	Continue to raise financing through the sale of its equity and/or debt securities;

2)	Continue developing its business, products and services and seek strategic partnerships and cooperative arrangement to grow our revenue and profitability.

The ability of the Group to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

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

(b) Principles of Consolidation and equity accounting

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group (see note 3(h)).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively

(ii) Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below),after initially being recognised at cost.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Principles of Consolidation and equity accounting (continued)

(iii) Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 3(h).

(iv) Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of IMTE.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Business Combinations (continued)

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

(e) Intangible Assets

(i)	Acquired both separately and from a business combination

Purchased intangible assets are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

(ii) Intellectual property

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Intangible Assets (continued)

(iv) Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortized over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Please refer to Note 18 for impairment review of these autostereoscopic 3D display technologies and knowhow.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Leases (continued)

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

The Group presents right-of-use assets that do not meet the definition of investment property in property, plant and equipment’ and lease liabilities in loans and borrowings’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(h) Impairment of Assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

-	plant and equipment (other than properties carried at revalued amounts);

-	intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. In addition for intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Impairment of Assets (Continued)

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

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Plant and Equipment (Continued)

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

(k) Foreign Currency Translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian Dollars (“A$”), which is the Group’s presentation currency.

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

For years ended December 31, 2022 and 2021, the comprehensive income was A$2,172,362 and A$762,348 respectively which was mainly resulted from the translation of the foreign operations in Hong Kong (HK$), China (RMB) and United States (USA) into Australia dollars. The significant monetary items denominated in currencies other than Australia dollars include trade and other receivables, inventories, loan receivables, other assets, due from shareholders and former group companies, trade and other liabilities and convertible promissory notes.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Other receivables generally arise from transactions outside the usual operating activities of the group.

(m) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

(n) Warrant liabilities

The warrant liabilities which are viewed as debts instruments, are measured at fair value through profit or loss. These warrants exercise price are in a currency other than functional currency of the Company, therefore it does not meet the “fixed-or fixed” condition for recognizing as equity component under IAS32. They are classified as liabilities.

The liability has been designated as at fair value through profit or loss on initial recognition and subsequent changes in fair value are recognised in the profit or loss. This liability is considered a derivative financial liability.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Borrowings (continued)

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

(r) Convertible Promissory Note

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

(t) Employee Benefits (continued)

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

(w) Sales Taxes (continued)

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

(z) Related Party Transactions

For the purpose of these consolidated financial statements, related party includes a person and entity as defined below:

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (i).

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

In measuring fair value, the Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

(ac) Investments and other financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac) Investments and other financial assets (continued)

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses), and impairment expenses are presented as separate line item in the statement of profit or loss.

●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 12(c) for further details. The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) New, Revised or Amending Accounting Standards and Interpretations

(i) The Group has applied the following standards and amendments for first time in their annual reporting period commencing January 1, 2022:

The group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

●	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

●	Annual Improvements to IFRS Standards 2018-2020, and

●	Reference to the Conceptual Framework – Amendments to IFRS 3.

The group also elected to adopt the following amendments early: 13

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12,

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2.

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(ii) New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements	January 1, 2023
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Amendments to IAS 12, Income Taxes	January 1, 2023
Amendments to IFRS 16, Leases	January 1, 2024
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2024

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae) Critical Accounting Judgments, Estimates and Assumptions

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

(i) Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position. Refer to Note 11 for further details.

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

(iii) Investment in an associate

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

(iv) Fair value estimate of warrant liability

Fair value estimation of warrant liability is included in notes 3(n) and notes 24 of the financial statements.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae) Critical Accounting Judgments, Estimates and Assumptions (continued)

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

(v) Valuation of Inventory

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

(vii) Fair value of convertible promissory notes

The fair value of convertible promissory notes are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

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

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Sales of Halal products	526,807	-	-
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	-	3,980	1,427,157
Sales of software and technology solutions	-	-	317,472
Sales of air-filter products	-	189,133	-
Total Revenue	526,807	193,113	1,744,629

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has seven operating segments for the year ended December 31, 2022 (2020: four and 2021: six), being (1) the sale of electronic glass, (2) sales of air-filter products, (3) sales of Halal products, (4) NFT, (5) Corporate, (6) Provision of consultancy and (7) Provision of credit risk analysis.

Disaggregation of Revenue

Timing of transfer of good or services

2022	At a point in time A$	Total A$
Sales of Halal products	526,807	526,807

2021	At a point in time A$	Total A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	3,980	3,980
Sales of air- filter products	189,133	189,133
Total Revenue	193,113	193,113

2020	Over time A$	At a point in time A$	Total A$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	84,713	1,342,444	1,427,157
Sales of air-filter products	-	317,472	317,472

Total Revenue	84,713	1,659,916	1,744,629

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Revenue by geographic location

The Group’s operations are located in Malaysia. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Malaysia	526,807	78,123	-
Hong Kong	-	3,980	1,366,200
China	-	6,846	60,956
USA	-	104,164	-
Korea	-	-	315,034
Other	-	-	2,439
	526,807	193,113	1,744,629

Non-current assets by geographic location

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Australia	968	562,500	-
USA	20,910,964	4,599,618	-
Malaysia	832,170	-	-
Canada	708,117	-	-
Hong Kong	-	1,946,263	262,626
China	-	4,138,043	2,139,605
Korea	3,257,187	10,562,521	4,915,447
	25,709,406	21,808,945	7,317,678

Major customers

For the year ended December 31, 2022, the Group has two individual customers (2021 and 2020: two and four respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2022		December 31, 2021		December 31, 2020
	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$	Percentage of Revenue	Balance due A$

Customer A	-	-	-	-	16.23%	-
Customer B	-	-	53.93%	104,645	-	-
Customer C	-	-	40.45%	78,483	-	-
Customer D	-	-	-	-	41.23%	628,621
Customer E	-	-	-	-	18.05%	314,892
Customer F	-	-	-	-	10.87%	179,338
Customer G	72.39%	339,630	-	-	-	-
Customer H	16.27%	84,253	-	-	-	-

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Segment information for the reporting period is as follows:

	Consolidated
For the year ended 31 December 2022	Sales of electronic glass A$	Sales of air- filter products A$	Sales of Halal products A$	Provision of credit risk analysis A$	Provision of consultancy A$	NFT A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	-	-	526,807	-	-	-	-	526,807
Interest income	-	-	6	1	1	-	567,590	567,598
Gain on disposal of Investment in Equity Instrument	-	-	-	-	-	-	782,023	782,023
Loss on fair value changes in investment	-	-	-	-	-	-	(225,000)	(225,000)
Other income	-	-	-	-	2,878	-	-	2,878
Segment revenue	-	-	526,813	1	2,879	-	1,124,613	1,654,306

Cost of sales	-	-	(687,477)	-	-	-	-	(687,477)
Employee benefit expenses	(120,985)	-	(197,980)	(107,035)	(381,985)	(141,148)	(513,863)	(1,462,996)
Depreciation and amortization expenses	(407,155)	(1,133,397)	(191,155)	(33,213)	(21,552)	(65,509)	(141,026)	(1,993,007)
Professional and consulting expenses	(56,225)	(184,930)	(70,671)	(11,332)	(489,050)	(157,312)	(5,263,462)	(6,232,982)
Travel and accommodation expenses	(14,917)	-	(136,288)	-	(27)	-	(8,551)	(159,783)
Other operating expenses	(30,749)	(6,957)	(174,394)	5,673	(84,166)	(93,183)	(456,548)	(840,324)
Finance costs	(129,458)	(38,194)	(13,037)	-	(17,640)	-	(718,051)	(916,380)
Share on losses of associates	-	-	-	(322,893)	-	-	-	(322,893)
Gain disposal of subsidiaries	51,143	-	-	-	386	-	10,500	62,029
Gain on deemed disposal of subsidiary	-	-	-	-	-	-	144,827	144,827
Provision for the inventory	-	-	(96,197)	-	-	-	(1,025,591)	(1,121,788)
Provision for bad debt	-	(102,308)	-	-	-	-	-	(102,308)
Written off of property, plant and equipment	-	-	-	-	-	-	(93,183)	(93,183)
Loss on fair value change in warrant	-	-	-	-	-	-	(3,566,433)	(3,566,433)
Exchange gain/(loss)	1,851	29,577	74,585	(4)	(50,800)	-	1,720,680	1,775,889
Segment expenses	(706,495)	(1,436,209)	(1,492,614)	(468,804)	(1,044,834)	(457,152)	(9,910,701)	(15,516,809)
Segment operating (loss)/ profit	(706,495)	(1,436,209)	(965,801)	(468,803)	(1,041,955)	(457,152)	(8,786,088)	(13,862,503)

Segment assets 2022	20,910,964	5,557,525	5,215,538	-	-	510,522	25,275,654	57,470,203
Segment liabilities 2022	(1,392)	(508,660)	(1,899)	-	-	(527)	(14,038,713)	(14,551,191)

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

	Consolidated
For the year ended December 31, 2021	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales of electronic glass A$	Sales of air- filter products A$	Provision of credit risk analysis A$	IoT A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	3,980	-	189,133	-	-	-	193,113
Interest income	18,859	-	-	5	-	-	18,864
Fair value change in derivative financial instruments	-	-	-	-	-	(842,463)	(842,463)
Other income	-	-	-	-	39,731	296,076	335,807
Segment revenue	22,839	-	189,133	5	39,731	(546,387)	(294,679)

Cost of sales	2,721	6,654	140,072	-	-	-	149,447
Employee benefit expenses	215,757	105,680	-	10,925	550,817	730,743	1,613,922
Depreciation and amortization expenses	109,325	913	1,049,125	-	25,976	141,472	1,326,811
Professional and consulting expenses	5,802	8,772	36,881	307,700	1,179,003	837,880	2,376,038
Travel and accommodation expenses	7,980	65,808	-	10,633	919	6,045	91,385
Other operating expenses	1,534,404	92,035	23,855	66,372	692,327	(1,683,283)	725,710
Provision for written off inventory	(9,439)	-	-	-	-	-	(9,439)
Provision for bad debts	-	-	14,390	-	-	-	14,390
(Gain)/ Loss disposal of subsidiaries	(6,927,976)	-	-	-	-	4,929,707	(1,998,269)
Finance costs	16,763	60,448	3,009	-	(33,335)	1,954,067	2,000,952
Segment expenses	(5,044,663)	340,310	1,267,332	395,630	2,415,707	6,916,631	6,290,947
Segment operating profit/ (loss)	5,067,502	(340,310)	(1,078,199)	(395,625)	(2,375,976)	(7,463,018)	(6,585,626)

Segment assets 2021	-	15,645,858	6,417,042	2,049,261	767,670	210,580	25,090,411
Segment liabilities 2021	-	(1,737,509)	(457,741)	(808,980)	(287,802)	(7,842,009)	(11,134,041)

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

	Consolidated
For the year ended December 31, 2020	Development, sale and distribution of 3D displays, conversion equipment, software and others A$	Sales of air- filter products A$	Consultancy services A$	Corporate A$	Total A$
Revenue
Revenue from operating activities	1,427,157	317,472	-	-	1,744,629
Interest income	6,197	-	-	-	6,197
Fair value change in derivative financial instruments	-	-	-	2,312,197	2,312,197
Other income	82,561	-	-	-	82,561
Segment revenue	1,515,915	317,472	-	2,312,197	4,145,584

Cost of sales	1,155,006	156,560	-	-	1,311,566
Employee benefit expenses	1,570,626	-	241,914	400,103	2,212,643
Depreciation and amortization expenses	1,897,243	179,144	2,307	68	2,078,762
Professional and consulting expenses	(116,977)	-	634,186	856,698	1,373,907
Travel and accommodation expenses	24,436	-	2,246	14,213	40,895
Other operating expenses	734,523	1,196	40,476	334,945	1,111,140
Provision for bad debt	58,932	-	-	-	58,932
Provision for inventory written off	(17,671)	-	-	-	(17,671)
Loss disposal of subsidiaries	(22,206,347)	-	-	22,235,337	28,990
Plant and equipment written off	-	-	-	110	110
Provision for impairment loss on intangible assets	3,459,340	-	-	-	3,459,340
Development projects written off	930,356	-	-	-	930,356
Finance costs	408,054	-	-	1,692,218	2,100,272
Segment expenses	(12,102,479)	336,900	921,129	25,533,692	14,689,242
Segment operating (loss) / profit	13,618,394	(19,428)	(921,129)	(23,221,495)	(10,543,658)

Segment assets 2020	2,070,047	6,529,733	2,337,630	2,016,256	12,953,666
Segment liabilities 2020	5,015,497	2,733,042	5,888,659	(5,589,384)	8,047,814

NOTE 5. OTHER INCOME

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Government grant	-	-	82,082
Waive of debts	-	310,789	-
Underwriting fee from investment	-	25,000	-
Sundry income	2,878	18	479
	2,878	335,807	82,561

NOTE 6. FINANCE COSTS

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Bank overdraft and borrowing interest	26,290	-	37,091
Interest on revolving loan	-	16,763	228,627
Interest on operating lease liability	132,465	88,818	32,526
Interest on convertible bonds	-	-	109,811
Interest on convertible promissory notes (Note 19)	757,625	1,895,371	1,692,217
	916,380	2,000,952	2,100,272

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Employee benefit expenses:
- Wages and salaries	784,105	851,073	1,482,072
- Staff welfare	14,286	-	-
- Defined contribution superannuation plan expenses	9,594	32,106	83,441
- Less: Labor cost allocated to development projects	-	-	(133,702)
	807,985	883,179	1,431,811
- Executive directors’ remuneration	575,806	574,371	722,157
- Non-executive directors’ remuneration	79,204	156,372	58,675
	655,010	730,743	780,832
Total employee benefit expenses	1,462,995	1,613,922	2,212,643

Depreciation and amortization of non-current assets:
- Leasehold improvements	21,552	18,978	10,385
- Office furniture and equipment	2,985	118,143	179,140
- Machinery	1,133,397	1,049,125	172,982
- Right of use assets	545,196	140,565	299,981
- Intangible assets	289,877	-	1,416,274
Total depreciation and amortization	1,993,007	1,326,811	2,078,762

Other Expenses:
Allowances for bad debts	102,308	14,390	58,932
Rental expense on operating lease	81,178	116,406	126,382
Provision for inventory	1,121,788	-	-
Reversal of allowance for inventory obsolescence	-	(9,439)	(17,671)
Plant and equipment written off	93,183	-	110
Development projects written off	-	-	930,356
Provision for impairment loss on intangible assets	-	-	3,459,340
Selling costs	68,546	-	-
Other operating expenses	479,057	378,500	480,015
Other expenses	211,543	142,482	310,360
	2,157,603	642,339	5,347,824
Other (gains)/ losses:
Gain on deemed disposal of subsidiaries	(144,827)	-	-
(Gain)/ loss on disposal of subsidiaries	(62,029)	(1,998,269)	28,990
Exchange (gain)/ loss	(1,775,889)	(88,322)	194,383
Total other gains/ (losses)	(1,982,745)	(2,086,591)	223,373

Audit and review of financial statements:
- statutory audit of the Group in Australia	2,387	-	25,000
- audit of the Group in USA	264,947	185,272	76,780
- statutory audit of the subsidiaries	-	10,922	-
- review for other reporting purposes	50,924	87,130	18,822
Total audit and review fees	318,258	283,324	120,602

NOTE 8. INCOME TAX EXPENSE

Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Income tax expenses	-	-	-
Deferred tax expenses	-	-	-
Income tax expenses	-	-	-

(a) The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(13,862,503)	(6,585,626)	(10,543,548)

Income tax expenses on loss before income tax at 30%	4,158,751	1,975,688	3,163,064
Difference in overseas tax rates	1,265,854	(401,475)	(148,299)
Less the tax effect of:
Tax losses and temporary differences for the year for which no deferred tax is recognized	(5,424,605)	(1,574,213)	(3,014,765)
Income tax expenses	-	-	-

(b) Deferred tax liabilities arising from temporary differences and unused tax losses can be summarized as follows:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Balance brought forward	-	(13,668)
Exchange difference	-	13,668
Total	-	-

(c) Unrecognised deferred tax assets

	Consolidated
	2022	2021
	A$	A$
Deferred tax assets have not been recognised in respect of the following items:
i) Temporary differences at 27.5% (2021: 16.6%)	453,404	208,691
ii) Tax losses at 25.5% (2021: 21.7%)	12,532,777	8,145,506
	12,986,182	8,354,197

Tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these losses because it is not probable that future taxable profit will be available against which the Group can utilise the benefits from the deferred tax assets.

(d) There was no income tax payable in the consolidated statements of financial position in years 2022 and 2021.

NOTE 9. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2022 (2021: Nil).

NOTE 10. LOSS PER SHARE

	Consolidated
	December 31, 2022		December 31, 2021		December 31, 2020
Loss after income tax attributable to shareholders	A$	(12,615,504)	A$	(5,771,510)	A$	(10,034,077)
Number of ordinary shares		20,524,754		9,329,420		6,513,671
Weighted average number of ordinary shares on issue		16,448,111		8,292,403		4,311,360
Basic and diluted loss per share	A$	(0.77)	A$	(0.70)	A$	(2.33)

NOTE 11. TRADE RECEIVABLES, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

(a) Trade receivables

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Trade receivables	951,890	480,095
Less: Allowances for doubtful debts	(100,572)	(14,456)
	851,318	465,639

(i) Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Current (not past due)	141,117	-
Overdue: less than 1 month	341,479	190,969
Overdue: 1 month - 3 months	-	-
Overdue: 3 months	469,294	289,126
	951,890	480,095

(ii) Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balances are debtors with an aggregate carrying amount of A$810,773 (2021: A$480,095) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of A$100,572 (2021: A$14,456).

The carrying value of trade receivables is considered reasonable approximation of fair value to the short-term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 30(e) for further details of credit risk management.

NOTE 11. TRADE RECEIVABLES, OTHER RECEIVABLES AND OTHER CURRENT ASSETS (continued)

(b) Other receivables

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Other receivables	2,990,582	20,482

(c) Other current assets

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Prepayments	59,751	-
Trade deposits	503,689	432,236
Other deposits	1,921,773	1,574,128
VAT receivable	273	272
	2,485,486	2,006,636

NOTE 12. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Finished goods – Halal products	513,582	-
Finished goods – displays and other products	6,743,531	-
Provision for inventories	(1,106,092)	-
Total	6,151,021	-

NOTE 13. LOAN RECEIVABLE

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Loan receivable	10,522,456	-
Loan interest receivable	157,837	-
	10,680,293	-

On September 15, 2022 the Company completed the sale of 100% of its equity interest in eGlass Technologies Ltd (“eGlass”) to Capital Stone Holdings Limited (“Purchaser”) for US$6.8 million (“Consideration”). The Purchaser agreed to pay the Consideration by issuing to the Company a debt instrument (“Loan”), which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass. The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange (“ASX”) by July 2024. Pursuant to the sale purchase agreement between the parties, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5-day volume weighted average closing price (“VWAP”); provided that such price may not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser repay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

NOTE 14. INVESTMENT IN AN ASSOCIATE

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Interest in associate	257,346	-
Due from an associate company	698,323	-
	955,669	-

The following information contains only the particulars of a material associate, which is unlisted corporate entity whose quoted market price is not available:

Name of Associates	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2022	2021
Greifenberg Digital Limited	Canada	Investment holding	US$2,087,000	23.96% (Direct)	-

Summarised financial information in respect of the Group’s associate company is set out below. The summarised financial information below represents amounts in associate’ financial statements prepared in accordance with IFRS Accounting Standard.

As at 31 December	2022		2021
	US$		US$
Current assets		85,420	-
Non-current assets		1,656,298	-
Current liabilities		(983,596)	-
Net assets		758,122	-

Group share of net assets		23.96%	-
Year ended 31 December	US$	181,646	-

Revenues, net	US$	90,000	-
Loss after tax	US$	(865,548)	-

Other than as disclosed in Note 31(b), the non-trade amounts due from associate is unsecured, 7% interest bearing and repayable on demand.

NOTE 15. AMOUNTS DUE FROM FORMER GROUP COMPANIES

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Amounts due from former group companies - net	7,829,668	-

As at December 31, 2022 and 2021, the non-trade amounts due from former group companies include an amount of A$8,070,206 (US$5.5 million) relating to convertible bonds issued by the Company, which are non-interest bearing, unsecured and payable on the maturity date of the convertible bonds, details are set out in Note 19(a). The other amount due to former group companies are unsecured, interest at 5% per annum and repayable on demand. During the year, the interest charged by former group companies amounted to A$2,185.

NOTE 16. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements A$	Fixtures and Equipment A$	Machinery A$	Total A$
As of December 31, 2020
Cost	-	710,621	7,224,551	7,935,172
Accumulated depreciation	-	(447,995)	(169,499)	(617,494)
Carrying amount as of December 31, 2020	-	262,626	7,055,052	7,317,678

Year ended December 31, 2021
Opening carrying amount	-	262,626	7,055,052	7,317,678
Additions	42,392	28,717	-	71,109
Disposals	-	(164,829)	-	(164,829)
Depreciation expenses	(18,978)	(118,143)	(1,049,125)	(1,186,246)
Exchange difference	(452)	14,341	390,133	404,022
Closing carrying amount as of December 31, 2021	22,962	22,712	6,396,060	6,441,734

As of December 31, 2021
Cost	42,392	199,798	7,655,465	7,897,655
Accumulated depreciation	(19,430)	(177,086)	(1,259,405)	(1,455,921)
Carrying amount as of December 31, 2021	22,962	22,712	6,396,060	6,441,734

Year ended December 31, 2022
Opening carrying amount	22,962	22,712	6,396,060	6,441,734
Additions	-	113,381	-	113,381
Disposals	-	(21,963)	(2,420,418)	(2,442,381)
Write-off	-	(93,183)	-	(93,183)
Depreciation expenses	(21,552)	(2,985)	(1,133,397)	(1,157,934)
Exchange difference	(1,410)	(530)	414,925	412,985
Closing carrying amount as of December 31, 2022	-	17,432	3,257,170	3,274,602

As of December 31, 2022
Cost	-	23,691	5,652,175	5,675,866
Accumulated depreciation	-	(6,259)	(2,395,005)	(2,401,264)
Carrying amount as of December 31, 2022	-	17,432	3,257,170	3,274,602

NOTE 17. INTANGIBLE ASSETS

	Consolidated
	Technologies and Knowhow A$	Patents and Trademark A$	Software and License A$	Total A$
Cost
As of January 1, 2021	6,217,824	236,528	486,864	6,941,216
Additions	1,900,589	-	-	1,900,589
As of December 31, 2021	8,118,413	236,528	486,864	8,841,805

As of January 1, 2022	8,118,413	236,528	486,864	8,841,805
Additions	1,569,438	-	541,248	2,110,686
Disposal	(2,578,188)	-	-	(2,578,188)
Write-off	(6,217,824)	(236,528)	(486,864)	(6,941,216)
Exchange difference	28,915	-	-	28,915
As of December 31, 2022	920,754	-	541,248	1,462,002

Accumulated Amortization and Impairment Losses
As of January 1, 2021 and as of
December 31, 2021	(6,217,824)	(236,528)	(486,864)	(6,941,216)

As of January 1, 2022	(6,217,824)	(236,528)	(486,864)	(6,941,216)
Amortisation	(223,815)	-	(66,062)	(289,877)
Disposal	108,515	-	-	108,515
Write-off	6,217,824	236,528	486,864	6,941,216
Exchange difference	(15,269)	-	1,123	(14,146)
As of December 31, 2022	(130,569)	-	(64,939)	(195,508)

Carrying Amount
As of December 31, 2022	790,185	-	476,309	1,266,494
As of December 31, 2021	1,900,589	-	-	1,900,589

NOTE 18. TRADE AND OTHER PAYABLES

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Trade payables	140,847	142,325
Accruals	83,693	1,014,368
Amount due to directors (i)	404,472	266,589
Consultancy fees	3,011	355,321
Other payables	388,576	646,114
	1,020,599	2,424,717

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

NOTE 19. CONVERTIBLE PROMISSORY NOTES

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Convertible promissory notes:
Entered during the year (note a)	7,554,633	-
Converted during the year (note b)	-	4,311,416
	7,554,633	4,311,416

(a)	Convertible promissory notes entered during the year

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Face value of convertible promissory notes issued from July to December 2022 (note i)	8,070,206	-
Debt discount (Note 23)	(870,546)	-
Liability component on initial recognition	7,199,660	-
Interest accrued	300,082	-
Exchange differences	54,891	-
Carrying value as at end of year	7,554,633	-

Note (i)

From July to December 2022, the Company issued a total of approximately US$5.5 million convertible notes (“Note(s)”). The Notes are interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a former subsidiary company of the Company, on the date eGlass receives notice from Australia Securities Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the issuance of the Note, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes, according to the time of the one year anniversary, will then as appropriate, convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

In addition, each noteholder shall receive warrants (“Warrant”) equal to the amount of the Note to subscribe for one share in eGlass at the IPO Price for a period of one year after the IPO, provided that eGlass is listed on the ASX. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

As at the date of this Report, eGlass has not been admitted to the official list of ASX.

NOTE 19. CONVERTIBLE PROMISSORY NOTES (Continued)

(b)	Convertible promissory notes converted to shares during the year

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Carrying value as at January 1	4,311,416	2,196,049
Interest accrued at effective interest rate	207,861	1,895,371
Shares issued for interest payment	(324,419)	-
Redemption of convertible promissory note	(4,714,820)	-
Exchange differences	519,962	219,996
Carrying value as at December 31	-	4,311,416

Note (ii)

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement the (“CN Agreement”), with an independent third party (“Noteholder”). Pursuant to CN Agreement, the Noteholder purchased from the Company a 10% convertible promissory note (the “Promissory Note”) in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of $174,811 by issuing 46,741 shares to the Noteholder.

On January 19, 2022, the Noteholder converted the Promissory Note and accrued interest to a total of 664,871 shares in the Company.

Note (iii)

On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement (“the Second CN Agreement”) with a third party (“Second Noteholder”). Pursuant to the Second CN Agreement, the holder invested US$1,650,000 under a convertible note (the “Second Note”) without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$ 3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liabilities based on the fact the conversion into shares could result in a variable number of shares to be issued.

On April 13, 2022 the Second Noteholder converted the Second CN Agreement to a total of 507,692 shares in the Company.

NOTE 20. AMOUNTS DUE TO RELATED COMPANIES

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Amounts due to related companies	-	247,406

As at December 31, 2021, the non-trade amounts due to related companies are unsecured, non-interest bearing and repayable on demand.

NOTE 21. LEASES

(a)	Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the year are as follows:

	Consolidated
	Lease Properties	Motor Vehicles	Total
	A$	A$	A$
As of January 1, 2021	-	-	-
Additions	2,086,229	-	2,086,229
Depreciation expenses	(140,565)	-	(140,565)
Exchange difference	13,205	-	13,205
As of December 31, 2021	1,958,869	-	1,958,869
Depreciation expenses	(545,196)	-	(545,196)
Disposal of subsidiaries	(1,395,252)	-	(1,395,252)
Exchange difference	(18,421)	-	(18,421)
As of December 31, 2022	-	-	-

(b)	Lease liabilities

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Within one year	-	425,567
Two to five years	-	1,403,932
	-	1,829,499
Less: Amount due within one year shown under current liabilities	-	(425,567)
Amount due after one year	-	1,403,932

Analyzed into:
Current portion	-	425,567
Non-current portion	-	1,403,932
	-	1,829,499

Obligations under operating leases carried an interest rate of 2.5% per annum.

NOTE 22. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Investment in equity instrument designated at FVOCI
As at January 1	562,500	500,000
Change in fair value through other comprehensive income	(380,000)	62,500
Disposal of investment in listed shares	(182,500)	-
As at December 31	-	562,500

On February 25, 2021, the Group completed the underwriting in Oakridge International Limited (“Oakridge”), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of $0.001 per share for a total subscription amount of $500,000.

This investment in equity instrument was not held for trading. Instead, they were held for medium to long-term strategic purposes. Accordingly, the directors of the Company elected to designate this investment in equity instrument as at Fair Value Through Other Comprehensive Income (FVOCI) as they believe that recognising short-term fluctuations in this investment’s fair value in profit or loss would not be consistent with the Group’s strategy of holding this investment for long-term purposes and realising their performance potential in the long run.

During the year, the Company disposed of the investment in Oakridge for A$275,000 and realised a loss of A$225,000.

NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Derivative financial liabilities:
Carrying value as at beginning of year	2,321,003	1,478,540
Derivative redeemeded on conversion of promissory notes	(2,321,003)	-
Derivatives embedded in the convertible promissory note issued (Note 19(a))	870,546	-
Fair value change in derivative financial instruments during the year	1,538,980	842,463
Carrying value as at end of year	2,409,526	2,321,003

From July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) for US$5.5 million (or about A$8,125,094) where each Subscriber will subscribe to a convertible note (“Note”). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

As at December 31, 2021, the derivatives related to two convertible promissory notes (“CN Notes”) entered into during 2020 (details are set out in Note 19) were revalued using the weighted average assumptions: volatility 90.8% and 72.80%, the weighted expected term of two years, a discount rate of 3.51% and a dividend yield of 0%. In 2022 these CN Notes were converted and the underlying derivatives were released.

NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

For the December 31, 2021 balance, the Group departed from IFRS 9 for certain disclosures for the note issued January 20, 2020 as not doing so would be misleading to the readers of the consolidated financial statements as it would greatly inflate the activity on the 2020 consolidated statement of activity but have no effect on the consolidated balance sheet or on the net loss of the Group. As such, the Group determined it was appropriate to present the change in fair value of this derivative instrument, net of interest expense recorded at the time of issuance.

NOTE 24. WARRANT LIABILITIES

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$
Warrant liabilities	3,566,433	-

On January 3, 2022, the Company entered into convertible note purchase agreements raising a total of US$10 million by the issuance of US$10 million convertible notes (“Note”). Each noteholder received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

On August 2, 2022, the Company entered into private placing agreements raising a total US$3.2 million by the issuance of 2,539,682 shares in the Company at a price of US$1.26 per share. In addition, each investor received a warrant representing 100% of the subscription amount, raising an additional US$3.2 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

NOTE 25. CONTROLLED ENTITIES

As at December 31, 2022, the significant entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2022	2021
CIMC Marketing Pty Limited	Australia	Management services & Investment holding	A$1	100% (Direct)	100% (Direct)
IMTE Asia Limited	Hong Kong	Dormant	HK$1	100% (Direct)	100% (Direct)
IMTE Malaysia Sdn. Bhd.*	Malaysia	Administrative services and sales of products	MYR 100	100% (Direct)	-
Itana Holdings Limited	Canada	Investment holding	US$1	100% (Direct)	100% (Direct)
Renfrew International Limited	United States	Manufacture of electronic glass	US$1	100% (Direct)	100% (Direct)
Lonsdale International Limited	United States	Investment holding	US$1	100% (Direct)	100% (Direct)
Merit Stone Limited*	British Virgin Islands	Investment holding	US$100	100% (Direct)	-
Ohho International Limited*	Canada	Sale of filter plates and air filter product	US$1,290	51% (Direct)	-

NOTE 25. CONTROLLED ENTITIES (Continued)

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2022	2021
Ouction Digital Limited*	Canada	Provision of digital trading platform and sale of digital asset	US$1,666,666	60% (Direct)	-
World Integrated Supply Ecosystem Sdn. Bhd.*	Malaysia	Sales of Halal products	MYR 5,000,000	60% (Indirect)	-
Smartglass Limited#	Hong Kong	Manufacturing, sale and distribution of switchable glass and consultancy services	HK$8	-	100% (Direct)
Smart (Zhenjiang) Intelligent Technology Limited#	P.R.C	Marketing, manufacturing and sales of electronic glass	RMB 5,000,000	-	100% (Indirect)
Grand Dynasty Limited#	Hong Kong	Investment holding	HK$1	-	100% (Direct)
Grand Dynasty (Zhenjiang) Co., Limited#	P.R.C	Dormant	RMB 1	-	100% (Indirect)
IMTE Limited#	Hong Kong	Treasury and administrative services	HK$1	-	100% (Direct)
Sunup Holdings Limited#	Hong Kong	Manufacturing of filter plates	US$1,290	-	51% (Direct)
Sunup Korea Limited#	Hong Kong	Sale of filter plates and air filter products	US$0.13	-	51% (Indirect)
eGlass Technologies Ltd*#	Australia	Investment holding	US$11,617,008	-	-
Greifenberg Digital Limited^	Canada	Investment holding	US$2,087,000	-	40.75% (Direct)
Greifenberg Analytics Limited^	Canada	Online analytic financial research services	US$1	-	40.75% (Indirect)
Greifenberg Capital Limited^	Hong Kong	Dormant	HK$1	-	40.75% (Indirect)

*	Established during the year
#	Disposed during the year
^	Disposed and became an associated company during the year

NOTE 26. BUSINESS COMBINATIONS

(a)	Disposal of subsidiaries

During the year ended December 31, 2022, the Group disposed eGlass Technologies Ltd, Smartglass Limited and Smart (Zhenjiang) Intelligent Technologies Limited which realized a gain on disposal of A$51,143. In addition the Group disposed a number of subsidiaries due to a reorganization of the group structure which realized a gain of A$10,886. In 2021, the Group disposed 6 subsidiaries and realized a gain of A$1,998,269. The detail of the net gain / (loss) on the disposals during the year are set out below:

	Consolidated
	2022	2021	2020
	A$	A$	A$
Total disposal consideration	10,101,944	538	25,129

Carrying amount of net asset sold (note(i) below)	(9,720,554)	(270,908)	(230,294)
Gain/ (loss) on sales before income tax and reclassification of foreign currency translation reserve	381,390	(270,370)	255,423
Reclassification of foreign currency transaction reserve	(319,361)	645,399	(26,871)
Non-controlling interest	-	1,623,240	(257,542)
Gain/ (loss) on disposal after income tax	62,029	1,998,269	(28,990)

(i)	Net assets disposed of:

	Consolidated
	2022	2021	2020
	A$	A$	A$
Plant and equipment	2,442,381	164,829	284,240
Development projects	-	-	2,864,052
Intangible assets	-	-	4,790,784
Right of use assets	369,688	-	865,996
Right of use assets - long term	1,025,564	-	-
Cash and bank balances	5,396,428	32,927	99,061
Inventories	-	208,737	400,806
Trade and others receivable	23,923	689,336	603,923
Other deposit and prepayment	7,440,451	779,821	1,664,343
Amount due from fellow subsidiaries	278,337	-	-
Trade and other liabilities	(559,658)	(1,560,899)	(912,580)
Amount due to a related company	-	(4,951)	(6,689,290)
Amount due to immediate holding company	(5,336,188)	-	-
Bank overdraft	-	-	(929,438)
Bank loan	-	-	(966,747)
Lease liabilities	(311,624)	-	(925,042)
Lease liabilities - long term	(1,048,748)	-	-
Deferred tax liabilities	-	(38,892)	(1,380,402)
Obligation under finance lease	-	-	(33,329)
	9,720,554	270,908	(230,294)

NOTE 26. BUSINESS COMBINATIONS (Continued)

(a)	Disposal of subsidiaries (continued)

(ii)	Net cash flows from disposal of subsidiaries

	Consolidated
	2022	2021	2020
	A$	A$	A$

Consideration received, satisfied in cash	10,101,944	-	25,129
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	(5,396,428)	32,927	830,377
	4,705,516	32,927	855,506

(b)	Deemed disposal of subsidiaries

During the year ended December 31, 2022, the Group’s equity investment in Greifenberg Digital Limited and its subsidiaries (“Greifenberg Group”) decreased from 40.75% at December 31, 2021 to 23.96% as at December 31, 2022. The Company did not consider the Greifenberg Group to be under the control of the Company as it no longer exercised control in the financial management and the control of the Greifenberg Board. Accordingly, the Group deconsolidated this subsidiary once the Company’s equity interests fell below 30% and accounted for the Greifenberg Group as an Investment in an Associate for accounting purposes. Refer to Note 14.

The details of the net gain on the deemed disposal of the Greifenberg Group are set out below:

	Consolidated
	2022	2021
	A$	A$

Total deemed disposal consideration	563,970	-

Carrying amount of net asset sold (note(i) below)	(1,149,207)	-
Loss on sales before income tax and reclassification of foreign currency translation reserve	(585,237)	-
Increase in share of net assets on group restructuring	784	-
Reclassification of foreign currency transaction reserve	48,374	-
Non-controlling interest	680,906	-
Gain on disposal after income tax	144,827	-

(i)	Net assets disposed of:

	Consolidated
	2022	2021
	A$	A$

Intangible assets	1,900,765
Cash and bank balances	14,892	-
Other deposit and prepayment	51,050	-
Amount due to a related company	127,596	-
Trade and other liabilities	(945,096)	-
	1,149,207	-

NOTE 26. BUSINESS COMBINATIONS (Continued)

(b)	Deemed disposal of subsidiaries (continued)

(ii)	Net cash flows from disposal of subsidiaries

	Consolidated
	2022	2021
	A$	A$
Deemed Consideration received, satisfied in investment in associate	563,970	-
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	(14,892)	-
	549,078	-

(c)	Acquisition of subsidiaries

On January 31, 2022, the Company acquired 60% of the issued capital of Joint Investment Ltd (“JIL”). Pursuant to the agreement, the Company invested US$ 1,000,000 in the JIL representing 60% shareholdings in JIL, and the other party received 40% of the shareholding in JIL through their contribution in the operation, management, and business development in the NFT business.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

A$
Purchase consideration (refer to (b) below):
Cash paid	-
Ordinary shares issued	-
Total purchase consideration	-

The assets and liabilities recognised as a result of the acquisition are as follows:
Other assets	58,830
Intangible assets	346,320
Equipment	94,903
Accounts payable	(870,645)
Other payable	(519)
Net identifiable liabilities acquired	(371,111)
Less: non-controlling interests	(419,520)
Add: goodwill	790,631
Net liabilities acquired	-

NOTE 27. ISSUED CAPITAL

(a)	Share Capital

	December 31, 2022		December 31, 2021		December 31, 2020
	Number of shares	A$	Number of shares	A$	Number of shares	A$

Ordinary Shares fully paid	20,524,754	89,689,805	9,329,420	48,144,406	6,513,671	32,089,997

NOTE 27. ISSUED CAPITAL (Continued)

(b)	Movements in ordinary share capital

	Company
	Number of Shares	A$
January 1, 2020	3,377,386	18,902,029
Issue of shares for cash	1,643,406	7,121,283
Issue of shares for conversion of debt	988,408	4,122,562
Issue of shares for services	4,471	23,249
Issue of shares for acquisition of shares in subsidiary companies	500,000	2,060,000
Legal expenses in respect of issuance of shares	-	(139,126)
December 31, 2020	6,513,671	32,089,997
Issue of shares for services	20,512	97,282
Issue of shares for cash	2,795,237	16,019,301
Legal expenses in respect of issuance of shares	-	(62,174)
December 31, 2021	9,329,420	48,144,406
Issuance of shares for execution of share options	2,200,000	5,082,000
Issuance of shares for cash	7,822,771	31,424,160
Issuance of shares on conversion of debts	1,172,563	5,039,239
December 31, 2022	20,524,754	89,689,805

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

On September 15, 2020, the Company issued 450,000 shares at a share price of US$3.00 per share for a total subscription amount of US$1,350,000 (or about A$1,845,000). The proceeds from this sale of shares were used for the Company’s operations and working capital.

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

NOTE 27. ISSUED CAPITAL (Continued)

(b)	Movements in ordinary share capital (continued)

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

NOTE 27. ISSUED CAPITAL (Continued)

(b)	Movements in ordinary share capital (continued)

On July 6, 2021, the Company entered into three Securities Purchase Agreements for the total sale of 888,887 ordinary shares of the Company at a price of US$3.15 per share for a total net cash proceeds of approximately US$2,765,000 (approximately A$3,846,261) after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company’s electronic glass business and working capital.

During the year 2022, the details of shares movements are as below:

Issue of shares for services

On August 23, 2022, the Company issued 2,200,000 ordinary shares at a share price of US$1.59 for a total of US$3,498,000 (or about A$5,082,000) to consultants.

Issue of shares for cash

In March 2022, the Company issued 698,888 shares at a share price of US$4.50 per share for a total subscription amount of US$3,145,000 (or about A$4,242,861). The proceeds from this sale of shares were used for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

In April 2022, the Company issued 732,900 shares at a share price of US$4.50 per share for a total subscription amount of US$3,298,060 (or about A$4,422,963). The proceeds from this sale of shares were used for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

On June 29, 2022, the Company issued 646,173 shares at a share price of US$4.50 per share for a total subscription amount of US$2,907,786 (or about A$4,219,510). The proceeds from this sale of shares were used for the company’s operation and working capital.

In August 2022, the Company issued 952,381 shares at a share price of US$1.26 per share for a total subscription amount of US$1,200,000 (or about A$1,723,809). The proceeds from this sale of shares were used for the company’s operation and working capital.

On September 13, 2022, the Company issued 1,587,301 shares at a share price of US$1.26 per share for a total subscription amount of US$2,000,000 (or about A$2,904,761). The proceeds from this sale of shares were used for the company’s operation and working capital.

Issue of shares on conversion of debt

On January 10, 2022, the Company issued 3,205,128 ordinary shares as a result of the conversion of US$10 million convertible promissory note dated January 3, 2022.

On January 19, 2022, the Company issued 664,871 ordinary shares as a result of the conversion of HK$14 million convertible promissory note dated January 20, 2020.

On April 13, 2022, the Company issued 507,692 ordinary shares as a result of the conversion of US$1.65 million convertible promissory note dated August 6, 2020.

Subsequent to the year end to the date of this report, the details of shares movement are as below:

On February 16, 2023, the Company issued 163,053 ordinary shares at a share price of US$0.65 for a total of US$105,984 (or about A$153,270) to consultants.

NOTE 27. ISSUED CAPITAL (Continued)

(c)	Convertible Notes

During the year 2020, the details of convertible notes movements are as below:-

On January 20, 2020, the Company entered into a Convertible Note Purchase Agreement for an investor to purchase from the Company a 10% convertible promissory note (“the Note”) in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) maturing in two (2) years from the date of the agreement. During the year the Company paid a total of US$125,852 (or equivalent to about A$174,811) in interest by issuance of 46,741 shares in the Company. Subsequent to the balance sheet date, on January 19, 2022 the noteholder converted the Note into a total of 664,871 shares in the Company.

On August 6, 2020, the Company entered into a convertible note purchase agreement for Nextglass Technologies Corp. to purchase from the Company a convertible promissory note (the “NGT Note”) in the principal amount of USD1,650,000 maturing in two (2) years from the date of the agreement. The NGT Note is interest free, non-secured, and each of the Company and noteholder has the right to convert the NGT Note into shares in the Company at a price of US$3.00 per share, subject to adjustment, over the term of the NGT Note. Subsequent to the balance sheet date, the noteholder has converted the NGT Note into 507,692 shares in the Company.

During the year 2022, the details of convertible notes movements are as below:-

On January 3, 2022, the Company entered into convertible note purchase agreements with 8 individual investors raising a total of US$10 million (or about A$13,910,256) by the issuance of US$10 million convertible notes (“Note”). The Note bears interests at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. On the same date, the notes were converted and a total of 3,205,128 shares were issued.

From July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) for US$5.5 million (or about A$8,125,094) where each Subscriber will subscribe to a convertible note (“Note”). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

In addition, each Subscriber shall receive warrants (“Warrant”) equal to the amount of the Note. Each Warrant can subscribe, provided that eGlass is listed on the ASX, for one share in eGlass at the IPO Price for a period of one year after the IPO. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

(d)	Warrants

During the year 2020, the details of warrants movements are as below:-

On February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of the Company and warrants (“Warrants”) to purchase up to 126,984 ordinary shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per share. If the volume weighted average price (“VWAP”) of the Company’s ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one share without any cash payment to the Company. On May 12, 2020, all the Warrants were exercised by means of a cashless exercise.

NOTE 27. ISSUED CAPITAL (Continued)

(d)	Warrants (continued)

During the year 2022, the details of warrants movements are as below:-

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

In connection with the private placements in August and September 2022, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company.

(e)	Options

On August 17, 2022, the Company filed in accordance with the requirements under the Securities Act of 1933, as amended, in order to register 2,200,000 ordinary shares, no par value per share, issuable pursuant to the Integrated Media Technology Limited 2021 Employee Share Option Plan adopted by the Board of Directors of the Company.

2020 Employee Share Option Plan

In August 2020, an Employee Share Option Plan (“2020 ESOP”) was approved and established by the board. The 2020 ESOP is available to employee, consultants and eligible persons (as the case may be) of the Company as the board may in its discretion determine. The total number of the shares which may be offered by the Company under the 2020 ESOP shall not at any time exceed 5% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period. The shares are to be issued at a price determined by the board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to be determined by the board at its sole discretion.

In September 2020, the Company, subject to shareholders” approval, granted options to subscribe up to 261,000 ordinary shares for employees, directors and consultants under the 2020 ESOP. This term of the option is two years and have vesting period of the option holder over a two year vesting period. The exercise prices will range from US$3.50 to US$3.70 per share. Each option when exercised will entitle the option holder to one ordinary share in the Company. Options will be able to be exercisable on or before an expiry date, will not carry any voting or dividend rights and will not be transferable except on death of the option holder. In September 2021 these options and the 2020 ESOP were cancelled by the Board.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan (“2021 ESOP”). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company [upon determined by the Remuneration Committee or other body/ person as determined by the Board] and at the absolute discretion of the Board. The 2021 ESOP is valid for 10 years term. The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to determine by the Board at its sole discretion. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 20% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1001.

As at December 31, 2022, the Company had no employee share option issued and outstanding in respect to the 2021 ESOP.

NOTE 28. RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	(i) In 2020, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiary Marvel Digital Limited and its subsidiaries (Note 25).

(ii) In 2021, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiary GOXD International Limited and its subsidiaries (Note 25).

(iii) In 2022, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the investment in Financial Assets at Fair Value Through other Comprehensive Income and the acquisition of a subsidies company. (Note 26(c)).

NOTE 29. COMMITMENTS

(a)	Non-cancellable operating leases

The Group had total future minimum lease payments for rent office under non-cancellable leases falling due as follows:

	Consolidated
	2022	2021
	A$	A$
Within one year	19,925	9,113
In the second to fifth years, inclusive	13,283	-

	33,208	9,113

(b)	License Agreement with Versitech Limited

In the prior year in 2021, a then subsidiary of the Company held a license agreement with Versitech Limited in respect to the sharing of income arising from the intellectual property rights in the video encoding and transmission worldwide where certain royalty fee and sublicense fees were to be paid under certain conditions. During the year 2021, there was no royalty and sublicense fee paid or payable to Veritech. On December 8, 2021, the Group disposed the subsidiary holding this license agreement.

(c)	Capital commitments

As of December 31, 2022 the Group had no capital commitment. In the prior year as of December 31, 2021, the Group had capital commitment for purchasing lamination productions lines of A$16,040,885 (approximately US$11,350,000).

NOTE 30. FINANCIAL RISK MANAGEMENT

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

The Group’s chief executive officer for operations monitors the Group’s risks on an ongoing basis and report to the Board.

(b)	Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, amount due to ultimate holding company, and borrowings), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

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

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the profit for the year would have been A$30 lower (2021: A$1,019 lower) / A$30 higher (2021: A$1,019 higher).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Consolidated
	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2022
Financial Assets
Cash and bank balances	0.56%	594	78,499	79,093
Trade and other receivables		-	4,002,844	4,002,844
Other assets		-	2,477,392	2,477,392
Due from associated company		-	698,323	698,323
Due from former group companies		-	7,829,668	7,829,668
Total Financial Assets		594	15,086,726	15,087,320

Financial Liabilities
Trade and other liabilities	8%	-	1,020,604	1,020,604
Derivative financial instruments	10%	2,409,526	-	2,409,526
Convertible promissory notes	10%	7,554,633	-	7,554,633
Warrant liabilities		-	3,566,433	3,566,433
Total Financial Liabilities		9,964,159	4,587,037	14,551,196

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

(b)	Interest rate risk management (continued)

	Consolidated
	Weighted average effective interest rate	Floating interest rate A$	Non-interest bearing A$	Total A$
2021
Financial Assets
Cash and cash equivalents	0.18%	203,857	70,910	274,767
Trade and other receivables		-	486,121	486,121
Other assets		-	13,465,831	13,465,831
Total Financial Assets		203,857	14,022,862	14,226,719
Financial Liabilities
Trade and other payables	8%	-	2,424,717	2,424,717
Amounts due to related companies		-	247,406	247,406
Lease liability	2.5%	-	1,829,499	1,829,499
Convertible promissory notes	10%	4,311,416	-	4,311,416
Total Financial Liabilities		4,311,416	4,501,622	8,813,038

(c)	Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at 31 December 2022. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into AUD at the following closing rates, HKD 0.18776, USD 1.46632, RMB 0.21253 GBP 1.77274, EUR 1.59614 KRW 0.00116 and MYR 0.33208:

	Consolidated
	Short term exposure						Long term exposure
	HKD	USD	GBP	EUR	MYR	KRW	HKD	USD	GBP	EUR	MYR	KRW
31 December 2022
Financial assets
- Cash and cash equivalents	1,893	8,488	-	36,111	29,628	-	-	-	-	-	-	-
- Trade and other receivables	-	3,649,082	58,713	-	84,253	-	-	-	-	-	-	-
- Inventory	-	5,637,439	-	-	513,582	-	-	-	-	-	-	-
- Loan receivable	-	10,522,456	-	-		-	-	-	-	-	-	-
- Other assets	-	2,427,950	-	36,072	13,098	-	-	-	-	-	-	-
Financial liabilities
- Trade and other liabilities	-	-	-	-	(1,899)	(138,948)	-	-	-	-	-	-
- Convertible promissory notes	-	(7,554,633)	-	-	-	-	-	-	-	-	-	-
Total exposure	1,893	14,690,782	58,713	72,183	638,662	(138,948)	-	-	-	-	-	-

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

(c)	Foreign currency risk (continued)

	Consolidated
	Short term exposure			Long term exposure
	HK$	US$	RMB	HK$	US$	RMB

December 31, 2021
Financial assets
- Cash and cash equivalents	70,053	187,400	13,295	-	-	-
- Trade and other receivables	3,279	457,798	21,851	-	-	-
- Other assets	63,841	13,323,142	78,576	-	-	-
Financial liabilities
- Trade and other liabilities	(712,801)	(1,142,816)	(125,876)	-	-	-
- Amounts due to related companies	-	(247,406)	-	-	-	-
- Convertible promissory notes	(2,512,137)	(1,799,278)	-	-	-	-
- Derivates on financial statements	(1,220,904)	(1,100,099)	-	-	-	-
Total exposure	(4,308,669)	9,678,741	(12,154)	-	-	-

The following table illustrates the sensitivity of loss and equity in regard to the Group’s financial assets and financial liabilities and the HK$/AUD exchange rate, US$/AUD exchange rate and RMB/AUD exchange rate and assure “all other things being equal’. It assumes a +/- 5% change of the AUD/HK$ exchange rate for the year ended at December 31, 2021 (2020: 5%). A +/- 5% change is considered for the AUD/US$ exchange rate (2020: 5%). A +/- 10% change is considered for the AUD/RMB exchange rate (2020: 10%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

(c)	Foreign currency risk (continued)

If the AUD had strengthened against the HK$ by 5% (2021: 5%), the US$ by 5% (2021: 5%) and the RMB by 10% (2021: 10%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	USD	RMB	GBP	EUR	MYR	KRW	Total
31 December 2022	(95)	(734,539)	-	(2,936)	(3,609)	(65,141)	6,947	(799,373)
31 December 2021	215,433	(483,937)	1,215	-	-	-	-	(267,289)

	Consolidated
	Equity
	HKD	USD	RMB	GBP	EUR	MYR	KRW	Total
31 December 2022	(95)	(734,539)	-	(2,936)	(3,609)	(65,141)	6,947	(799,373)
31 December 2021	215,433	(483,937)	1,215	-	-	-	-	(267,289)

If the AUD had weakened against the HK$ by 5% (2021: 5%), the US$ by 5% (2021: 5%) and the RMB by 10% (2021: 10%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	USD	RMB	GBP	EUR	MYR	KRW	Total
31 December 2022	95	734,539	-	2,936	3,609	65,141	(6,947)	799,373
31 December 2021	(215,433)	483,937	(1,215)	-	-	-	-	267,289

	Consolidated
	Equity
	HKD	USD	RMB	GBP	EUR	MYR	KRW	Total
31 December 2022	95	734,539	-	2,936	3,609	65,141	(6,947)	799,373
31 December 2021	(215,433)	483,937	(1,215)	-	-	-	-	267,289

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to currency risk.

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

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

	Consolidated
2022		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 - 365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	1,020,599	1,020,599	1,020,599	-	-	-
Warrant liability	3,566,433	3,566,433	3,566,433	-	-	-
Convertible promissory note	7,554,633	7,554,633	7,554,633	-	-	-
	12,141,665	12,141,665	12,141,665	-	-	-

	Consolidated
2021		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	A$	A$	A$	A$	A$	A$

Trade and other liabilities	2,424,717	2,424,717	2,424,717	-	-	-
Amounts due to related companies	247,406	247,406	247,406	-	-	-
Lease liability	1,829,499	1,829,499	-	-	425,567	1,403,932
Convertible promissory notes	4,311,416	4,311,416	4,311,416	-	-	-
	8,813,038	8,813,038	6,983,539	-	425,567	1,403,932

(e)	Credit risk

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

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

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

Level 2
A$
Derivative financial instruments
December 31, 2022	2,409,526
December 31, 2021	2,321,003

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

An instrument is included in level 2 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques based on the maximum use of observable market data for all significant inputs. For the derivatives, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments; and

●	binomial options pricing models.

NOTE 30. FINANCIAL RISK MANAGEMENT (Continued)

(f)	Fair value of financial instruments (continued)

The reconciliation of the opening and closing fair value balance of level 2 financial instruments is provided below:

Consolidated
Put Option A$
At January 1, 2022	2,321,003
Issuance of put option at fair value	870,546
Gain included in profit or loss on change in fair value	(782,023)
At December 31, 2022	2,409,526

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values, but for which fair values are disclosed in the notes to the consolidated financial statements.

Due to their short term nature, the carrying amounts of trade receivables (refer to Note 11) and payables (refer to Note 19) are assumed to approximate their fair values because the impact of discounting is not significant.

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

NOTE 31. RELATED PARTIES

(a)	Transactions with directors

During the years ended December 31, 2022, 2021 and 2020, the remuneration of directors of the Company was as follows:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Short term benefits (1)	655,011	730,743	780,832
Post-employment benefits	-	-	-
Total	655,011	730,743	780,832

(1)	In 2020 and 2021, the director remuneration relating to our then CEO, was provided by a company which our then Company Secretary and Chief Financial Officer has control.

(b)	Other related party transactions

During the years ended December 31, 2022, 2021 and 2020, the Group has the following material transactions with its related parties:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Interest charged to an associate company	10,921	-	-
Revenue received from related parties (1)	-	-	8,490
General consultancy and management fee paid to a related party (1)	-	-	282,971
Purchase of products from related parties (1)	-	-	29,794
Company secretarial, taxation service and CFO fee paid to a related company (2)	-	561,758	607,659
Consultancy fee paid to a related party (3)	-	225,860	-
Purchase of products from a related party (4)	-	-	274,417
Sales to a related party (5)	-	-	315,034

(1)	A former director controlled the entities providing the consultancy and management services. These transactions were carried at market value in the ordinary course of business.

(2)	Mr. Cecil Ho, former Company Secretary and CFO controlled the entity providing professional services.

(3)	A former director, is a director of the related party.

(4)	A former director of the Company controlled the entity. The transactions were carried at the then current market value in the ordinary course of business.

(5)	The related party is one of the subsidiaries of our shareholder.

NOTE 32. CASH FLOW INFORMATION

(a)	Reconciliation of liabilities arising from financing activities

	Consolidated
	Amounts due to related companies	Other liabilities	Convertible promissory notes	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$
Beginning balance as of January 1, 2022	247,406	211,567	4,311,416	1,829,499	2,321,003	29,242,377	38,163,268
Cash flows from financing activities	-	-	300,082	-	(782,023)	36,506,160	36,024,219
Liability component on initial recognition	-	-	7,199,660	-	-	-	7,199,660
Debt discount	-	-	-	-	870,546	-	870,546
Interest	-	-	207,861	-	-	-	207,861
Redemption of convertible promissory note	-	-	(4,714,820)	-	-	-	(4,714,820)
Shares issued for interest payment	-	-	(324,419)	-	-	-	(324,419)
Disposal of subsidiaries	(247,406)	-	-	-	-	-	(247,406)
Disposal of right of use assets	-	-	-	(1,829,499)	-	-	(1,829,499)
Foreign exchange movement	-	-	574,853	-	-	-	574,853
Ending balance as of December 31, 2022	-	211,567	7,554,633	-	2,409,526	65,748,537	75,924,263

	Consolidated
	Amounts due to related companies	Other liabilities	Amount due to holding company	Convertible promissory notes	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$
Beginning balance as of January 1, 2021	237,674	211,567	532,718	2,196,049	-	1,478,540	13,187,968	17,844,516
Cash flows from financing activities	-	-	(562,201)	-	(138,156)	-	16,054,409	15,354,052
Inception of lease	-	-	-	-	2,086,229	-	-	2,086,229
Interest	-	-	-	1,848,947	28,371	-	-	1,877,318
Put option liabilities in convertible bonds issued	-	-	-	-	-	-	-	-
Fair value change				-		842,463		842,463
Disposal of plant and equipment	(4,951)	-	-	-	-	-	-	(4,951)
Foreign exchange movement	14,683	-	29,483	266,420	(146,945)	-	-	163,641

Ending balance as of December 31, 2021	247,406	211,567	-	4,311,416	1,829,499	2,321,003	29,242,377	38,163,268

NOTE 32. CASH FLOW INFORMATION (continued)

(a)	Reconciliation of liabilities arising from financing activities (continued)

	Consolidated
	Amounts due to related companies	Other liabilities	Bank borrowings, net	Amount due to holding company	Convertible promissory notes	Convertible bonds by a subsidiary	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Total
	A$	A$	A$	A$	A$	A$	A$	A$	A$	A$

Beginning balance as of January 1, 2020	6,101,850	1,761,309	915,300	582,832	-	4,420,899	1,168,607	-	-	14,950,797
Cash flows from financing activities	840,509	211,567	-	-	4,913,100	(4,668,195)	(320,851)	-	13,187,968	14,164,098
Non-cash movement:
Settled by issuing convertible promissory note	-	(1,761,309)	-	-	-	-	-	-	-	(1,761,309)
Fair value change	-	-	-	-	-	-	-	(2,312,197)	-	(2,312,197)
Put option liabilities in convertible bonds issued	-	-	-	-	(3,790,737)	-	-	3,790,737	-	-
Interest	-	-	-	-	1,508,421	-	-	-	-	1,508,421
Disposal of plant and equipment	(6,689,290)	-	(966,747)	-	-	-	(925,042)	-	-	(8,581,079)
Foreign exchange movement	(15,395)	-	51,447	(50,114)	(434,735)	247,296	77,286	-	-	(124,215)
Ending balance as of December 31, 2020	237,674	211,567	-	532,718	2,196,049	-	-	1,478,540	13,187,968	17,844,516

NOTE 32. CASH FLOW INFORMATION (Continued)

(b)	Net cash outflows from changes in working capital

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Cash flows from changes in working capital
(Increase)/ decrease in assets:
Trade receivables	(511,910)	(86,221)	(1,015,764)
Other receivables	(3,127,937)	(18,793)	(700)
Inventories	(7,272,808)	-	142,608
Other current assets	(558,588)	(295,635)	(1,659,728)
Amount due from associate company	(698,323)	-	-
Amount due from former group companies	(2,493,480)	-	-
Increase / (decrease) in liabilities:
Amount due to related companies	(653,339)	-	-
Trade and other payables	4,519,334	(318,544)	347,308
Net cash outflows from changes in working capital	(10,797,051)	(719,193)	(2,186,276)

NOTE 33. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Short-term employee benefits	1,235,709	1,929,914	1,586,604
Post-employment benefits	-	6,196	5,124
Total	1,235,709	1,936,110	1,591,728

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

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 21 and 32.

(c)	Share Options - number of share options held by management

There were no share options held outstanding held by the management.

NOTE 34. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company
	December 31, 2022 A$	December 31, 2021 A$	December 31, 2020 A$
Loss after income tax	8,731,433	9,287,226	2,097,600
Other comprehensive income	-	-	-
Total comprehensive loss	8,731,433	9,287,226	2,097,600

Statement of Financial Position

	Company
	December 31, 2022	December 31, 2021
	A$	A$
Total non-current assets	4,345,401	1,245
Total current assets	72,473,318	39,664,914
Total assets	76,818,719	39,666,159
Total current liabilities	(13,099,492)	(6,064,179)
Total non-current liabilities	(3,566,433)	-
Total liabilities	(16,665,925)	(6,064,179)
Total assets less liabilities	60,152,794	33,601,980

Equity
Issued capital	89,689,805	48,144,406
Accumulated losses	(29,537,011)	(14,542,426)
Total equity	60,152,794	33,601,980

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guarantee debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2022 and December 31, 2021.

Capital commitments – plant and equipment

The parent entity has no capital commitments for plant and equipment as at December 31, 2022 and December 31, 2021.

NOTE 34. PARENT ENTITY INFORMATION (UNAUDITED) (Continued)

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity,

-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 35. PRIOR YEAR RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform with the current year’s presentation of the consolidated financial statements.

NOTE 36. EVENTS OCCURRING AFTER THE REPORTING DATE

There is no other matter or circumstance arisen since December 31, 2022, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

NOTE 37. GROUP DETAILS

The registered office and principal place of business is:

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000

ITEM 19. EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1*	Description of securities registered under Section 12 of The Exchange Act
3.1(1)	Constitution of Registrant
4.1(2)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.2(3)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.3(3)	Sale and Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020 for 25.5% interests in Sunup Holdings Limited
4.4(3)	Sales and Purchase Agreement between IMTE and Teko International Limited dated August 6, 2020 for 25.5% interest in Sunup Holdings Limited
4.5(4)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.6(4)	Assignment and Assumption of Contracts and Contract Rights between Sunup Holdings Limited and SWIS Co., Ltd dated December 21, 2020
4.7(5)	Director’s Agreement between IMTE and Ms. Dan LI dated August 31, 2021
4.8(5)	Director’s Agreement between IMTE and Mr. Xiaodong ZHANG dated July 19, 2021
4.9(5)	Director’s Agreement between IMTE and Ms. Jing ZHUO dated July 19, 2021
4.10(5)	Director’s Agreement between IMTE and Ms. Jennifer Hui ZHONG dated August 3, 2021
4.11(6)	Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited
4.12(7)	Convertible Note Purchase and Warrant Agreements between IMTE and Investors dated January 3, 2022
4.13(8)	Subscription Agreement between IMTE and World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) dated January 20, 2022 for IMTE to subscribe up to 60% in WISE
4.14(9)	Private Placing Agreements between IMTE and Investors in March and April 2022 raising a total of US$6.7 million
4.15(12)	IMTE’s Employee Share Option Plan (“2021 ESOP”)
4.16*	Director’s Agreement between IMTE and Mr. Zhongqing Yang dated April 29, 2022
4.17(10)	Sales and Purchase Agreement, Loan Agreement and Specific Security Deed between IMTE and Capital Stone Holdings Limited dated on July 11, 2022
4.18(10)	Subscription Agreements between IMTE and Investors dated on and around July 11, 2022
4.19(11)	Private Placing Agreement between IMTE and Investors dated on July 29, 2022
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15.1*	Consent of Independent Registered Public Accounting Firm for the 2021 and 2022 Financial Statements
15.2*	Consent of Independent Registered Public Accounting Firm for the 2020 Financial Statements
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.
(3)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(4)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(5)	Incorporated by reference on Form F-1 filed on October 14, 2021.
(6)	Incorporated by reference on Form 6-K filed on December 30, 2021.
(7)	Incorporated by reference on Form 6-K filed on January 3, 2022.
(8)	Incorporated by reference on Form 6-K filed on January 20, 2022.
(9)	Incorporated by reference on Form 20-F filed on April 28, 2022.
(10)	Incorporated by reference on Form 6-K filed on July 12, 2022.
(11)	Incorporated by reference on Form 6-K filed on August 2, 2022.
(12)	Incorporated by reference on Form S-8 filed on August 17, 2022.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Zhongqing YANG
By:	Zhongqing YANG
Title:	Chairman

Date: April 28, 2023