Form 20-F
period 2023-12-31
Integrated Media Technology Ltd
filed 2024-10-22
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

40150 Shah Alam, Selangor, Malaysia

Phone: +61 7324 6018 E: corporate@imtechltd.com

(Address of principal executive offices)

Megat Radzman Bin Megat Khairuddin, CEO

Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000, Australia

Phone: +61 7324 6018    E: corporate@imtechltd.com

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

The number of ordinary shares, as of September 30, 2024 is 3,431,434

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. As used in this annual report, the terms “we,” “us,” “our”, “IMTE”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated. In this annual report on Form 20-F references to:

●	“Australia” is to the Commonwealth of Australia;

●	“Board” or “Board of Directors” means board of directors of the Company;

●	“Canada” is to the country in North America of Canada;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Hong Kong” is to the Hong Kong Special Administrative Region;

●	“Korea” or “South Korea” are to Republic of Korea;

●	“Malaysia” is to the country in Southeast Asia of Malaysia;

●	“USA” is to the United States of America;

●	“the Group” or “Group” refers to Integrated Media Technology Limited and its subsidiaries;

●	“NASDAQ” are to the NASDAQ Stock Market;

●	“SEC” means the United States Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of the Company, no par value;

●	“Australian dollars” or “A$” or “AUD” are to the currency of Commonwealth of Australia;

●	“EUR” are to the legal currency of Europe;

●	“GBP” are to the legal currency of United Kingdom;

●	“Hong Kong dollar” are to the official currency of Hong Kong;

●	“MYR” are to the legal currency of Malaysia;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“U.S. dollars” or “US$” or “$” are to the currency of the United States of America;

●	“Won” are to the legal currency of South Korea.

Our consolidated financial statements appearing in this annual report on Form 20-F are prepared in United States dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

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

Except for the historical information contained in this annual report on Form 20-F, the statements contained in this annual report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information - D. Risk Factors.”

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

From 2020 to 2022, COVID-19 adversely impacted countries, communities, supply chains and markets globally. In 2023, COVID-19 has generally subsided, and markets and industries have generally returned to pre-pandemic days. There is the risk of the recurrence of new variants of COVID-19 which may result in the return in travel restrictions, border control, and shutdown of businesses. We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus spreads again. COVID-19 and other pandemic viruses affect our workforce and supplier’s workforce, and as a result we could experience interruption to our business and operations and may experience delays or the inability to deliver goods on a timely basis. In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. The extent to which these viruses impacts our results are highly uncertain and will include emerging information concerning the severity of these viruses in the future and the actions taken by governments at various levels and private businesses to attempt to contain the virus. Wider-spread of these viruses in the countries we operate and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues. Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. Although the Company is taking measures to mitigate the effect as much as possible, there is no assurance that the steps will be sufficient.

Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine and the Middle East between Israel and its neighbors could have a material adverse effect on the global economy, certain material and commodity prices and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022 and the conflict between Israel and its neighbors in October 2023. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflicts in Ukraine and in the Middle East, and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

●	credit and capital market disruptions;

●	significant volatility in commodity prices (such as grains, fertilizer inputs and oil and gas);

●	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);

●	increased costs of resources (such as energy, natural gas and coal) for our operations;

●	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market;

●	potential fluctuation of the U.S. dollar;

●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and

●	lower or negative global growth.

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

The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, while we currently have no exposure to Russia and Ukraine, and the Middle East, current and future measures could significantly and adversely affect our business, financial condition and results of operations, including, for example, increase in costs of exporting to Europe for our halal products, potential sanctions in the marketing of our products to Russia and threats to the safety of our employees in locations close to the conflict. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are continuing to monitor the situation in Russia, Ukraine, Middle East and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

Risks Related to Our Business

We have a history of operating losses and may not achieve profitability in the future.

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2023, we had an accumulated deficit of $53,821,478. For the year ended December 31, 2023 we recorded loss of $18,350,112 which was mainly resulted from the Company’s operating costs and the limited sales operation. In the next 12 months we plan to raise the funds necessary to roll out the Halal and the lamination manufacturing business, but there is no certainty that we can start these operations in a significant manner and derive profitability from these businesses.

If we fail to achieve profitability, or if we are unable to fund our continuing operations, our business will be harmed, and the holders of our Ordinary Shares could lose all or part of their investment. There is a substantial risk that we may not be able to fund the operation in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, the distribution of new energy products and operating of a digital assets exchange. We will rely on deploying these businesses to generate revenue in the future. It is possible that none of them will be successfully commercialized, which would prevent us from achieving and maintaining profitability.

We have a limited operating history, and it may be difficult for potential investors to evaluate our business.

We are just starting or will be starting our businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products, the distribution of new energy products and operating of a digital assets exchange (“New Businesses”). Our limited operating history in these New Businesses makes it difficult for potential investors to evaluate our New Businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our New Businesses may face delays in sales and financing from suppliers due to our new entry into the market of our products or services which may face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions about our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish a distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our New Businesses is dependent upon the implementation of our business plan for each business segment, as well as the ability to access continuous innovation in our products and improve our services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We will require additional financing in the future to sufficiently fund our operations.

We incurred significant losses for the past 3 years from 2021 to 2023, and we may incur losses in the future as we continue to develop our businesses in nano-coated plat filters, the lamination operation for switchable glass, halal certification and sale of halal products, the distribution of new energy products and operating of a digital assets exchange. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the timing, costs and results of commercialization of our products; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that the development of our businesses including the capital-intensive lamination operation for our switchable glass operation, will require additional funds to achieve our long-term goals of commercialization. In addition, we will require funds to defend our intellectual property rights, outsource manufacturing capacity, develop marketing and sales capability and fund operating expenses for all our products. We intend to seek such additional funding through public or private financing and or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or sell or cease our operations, which would harm our business, financial conditions, and results of operations.

There is substantial doubt about our ability to continue as a going concern, which may affect our ability to obtain future financing and may require us to curtail or cease our operations.

Our consolidated financial statements as of December 31, 2023 were prepared under the assumption that we will continue as a going concern. At December 31, 2023, we had cash and cash equivalents of $675,781. We estimate that our existing cash resources will not be sufficient to fund all our operations into the second half of 2024. Our ability to continue as a going concern will depend on our ability to obtain additional equity or debt financing, attain further operating efficiencies, reduce or contain expenditures and increase revenues. Based on these factors, management determined that there is substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in its report included elsewhere in this Form 20-F.

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

We will need to raise additional funds to pay outstanding debts, purchase lamination equipment, vendor invoices and execute our business plan. Our future cash flows depend on our ability to enter, and be paid under, contracts with our distributors for the sale of halal products, switchable glass and nano-coated plate filters and air purifiers, and products from our other operations. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

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

Our business may not be successful if we are unable to successfully operate and integrate businesses we acquire such as the nano-coated plate filter business or the new energy business. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such businesses or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

We may be unsuccessful in integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to deliver positive results from the combined operations and may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot be assured that the fair value of acquired businesses or investments will remain constant.

We face significant competition and may suffer from a loss of customers as a result.

We expect to face significant competition in our nano-coated plate filter, switchable glass, halal products, new energy products, and digital assets marketplace businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we have. They may also have longer operated histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Exchange rate fluctuations will continue to affect our reported results of operations.

The functional currency of each of our Group’s entities is measured using the currency of the primary economic environment in which that entity operates. For our operations in Malaysia, the functional currency used is the United States dollars as substantially all our revenues are realized, and a significant portion of our operating costs are and will be incurred in U.S. dollars and Euros. Movement in currency exchange rates will also affect cash denominated in Ringgit, Euros and Australian dollars and therefore will affect our reported results of operations.

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

We have limited manufacturing experience. We will manufacture nano-coated plate filters and we expect to commercially operate the lamination lines for the switchable glass in 2025, subject to raising the necessary funds to roll out the business and hire the necessary staff with proper experience and expertise. If we do not raise sufficient resources, we may not be able to recruit the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter collaborative arrangements with other parties or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to financing required to scale-up production and develop commercial manufacturing processes. We may not be able to enter collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity, and timeliness. Such delays and hurdles could harm our business, financial condition, and results of operations.

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

Technology and service companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and invasion of privacy, defamation, and other violations of third-party rights. The validity, enforceability, and scope of protection of intellectual property are uncertain and continually evolving. In addition, many parties are actively developing and seeking protection for electronics technologies, including seeking patent protections. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in Asia and elsewhere in Europe and the United States for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

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

If we fail to attract customers for our nano-coat plated filter, switchable glass products, halal products and services, new energy products and digital asset marketplace, our growth prospects could be seriously harmed.

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

Because we primarily rely on distributors in distributing our halal products, nano-coated plate filter products, new energy products and switchable glass products, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

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

The operation of manufacturing electronic glass requires significant and continuous investment in equipment. Manufacturing electronic glass is costly due to the need to build up inventory for large construction projects which typically requires the glass to be installed at the final stage of construction. The ability and possibly the need to fund this working capital requirement may determine the ability to win contracts. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

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

Although we have employed resources to develop security measures against unauthorized access to our systems and networks, our cybersecurity measures may not successfully detect or prevent all unauthorized attempts to access the data on our network or compromise and disable our systems. Unauthorized access to our network and systems may result in the misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed, and we could sustain substantial revenue loss from user dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

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

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in Malaysia and other countries are uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brands, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

We believe that our halal products revenues and profitability are strongly correlated to consumer spending habits, which is influenced by general economic conditions, unemployment levels, and the availability of discretionary income. In an economic downturn or in the event of the continued spread of pandemic virus, our business and results of operations could be materially and adversely affected.

The recent global economic and financial market crisis due to COVID-19 has had and may continue to have a negative effect on our business and results of operations.

Global economic conditions as a result of COVID-19 have had a negative effect on our business and results of operations as the economic activity throughout much of the world has also undergone an economic downturn. As a result, the global credit and liquidity have tightened in much of the world, some of our potential customers in Korea, Europe, United Kingdom and Malaysia may face continuous and prolonged business downturn and credit issues, and could experience cash flow problems and other financial hardships, which could affect timeliness of doing business with us.

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

If our products of nano-coated plate filters or our lamination glass products to be manufactured contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of its products take longer than expected to become enabled or are legally restricted, our ability to develop, sell, and service its products could be harmed. Although we will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. While we will perform extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to our customers.

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

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronic and new energy industries. To date, we have not been involved in any such third-party claims and we are not aware that our products (digital asset trading platform, ecommerce platform for halal products, nano-coated plate filters and air purifiers, new energy products and switchable glass) infringe the intellectual property rights of third parties. The consequent of any possible future intellectual property infringement claims, we might be:

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

There is a risk that our products (halal products, nano-coated plate filters and air purifier products, new energy products, and switchable glass) may not gain market acceptance by consumers and customers. The degree of market acceptance of any of our products will depend on a variety of factors, including:

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

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in United States dollars and Malaysia Ringgit. In the past year, the United States dollars, our reporting currency, has, as a general trend, appreciated against the Malaysia Ringgit. We cannot anticipate whether this trend will continue in respect of the Ringgit. In circumstances where the United States dollar appreciates against Malaysia Ringgit, this may have a positive effect on our costs incurred in Malaysia Ringgit but may have a negative effect on any revenues which we source from Malaysia Ringgit. In 2023, we have been affected positively on foreign exchange gains as a result of currency fluctuations.

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

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of Malaysia, Indonesia, Europe, United Kingdom and Middle East.

Some of our non-cash assets are in, and some of our revenue is sourced from Malaysia, United Kingdom and Europe. The growth of our switchable glass businesses are expected to be derived from Malaysia or Indonesia and the Middle East. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the countries we operate or do business in and by continued economic growth in these countries as a whole.

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could materially restrict our ability to conduct our business.

We, as a holding company, may rely on dividends and other distributions on equity paid by our operating Malaysia companies for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the parent company, service any debt we may incur and pay our operating expenses. If these Malaysia subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of businesses create considerable uncertainty.

We are not conducting research and development on our products. However, our competitors and other experts in new energy products, nano-coated plate air filters and switchable glass products and any products now and in the future the Company manufactures or sells (“IMTE Products”) are continuously and extensively conducting research in the relevant technologies. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all our products uncompetitive or obsolete.

If we are unable to keep pace with technological change or with the advances of our competitors our products may become non-competitive.

The technologies used in IMTE Products including new energy products and nano-coating products are subject to rapid and significant technological change. Our competitors in the USA and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective, or which would render the technology in our IMTE Products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience in marketing, sales and commercializing new technologies of new or improved IMTE Products.

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

While we intend to seek patent protection, when applicable, for some of our filter products and technologies, we cannot be certain that any of the future patent applications filed by us or on our behalf will be approved. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed by us previously or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

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

Risks Relating to Our Securities

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

On May 17, 2024, we received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) with the SEC. Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 16, 2024 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules. The Company has submitted a plan of Compliance on July 16, 2024 and on July 31 2024 to file the Annual Report by August 2024 and then extended to October 2024.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until November 11, 2024 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Ordinary Shares will be subject to delisting.

If we fail to satisfy the continued listing requirements of Nasdaq, such as failure to timely file the Annual Report with the SEC, Nasdaq may take steps to delist our Ordinary Shares. Such a delisting would have a negative effect on the price of our Ordinary Shares, impair the ability to sell or purchase our Ordinary Shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting could also result in a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our Ordinary Shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Ordinary Shares, prevent our Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2023, our Ordinary Shares traded on the NASDAQ at below US$5.00 per share. The low trading price of our Ordinary Shares may adversely impact the willingness of investors to invest in our Ordinary Shares in the United States.

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

All of our directors and executive officers, other than Mr. John Park our co-CEO are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

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

As of September 30, 2024 we have 3,431,434 Ordinary Shares issued and outstanding, which does not include the number of shares to be issued under (i) warrants issued in July 2024 (“2024 Warrants”) and (ii) convertible notes. The 2024 Warrants, if fully exercised, would raise a total of US$0.525 million and are for a term of 2 years expiring in 2026 and can be exercised at an exercise price of US$1.30 for each share. Under the 2024 Warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. As at the date of this report, all the 2024 Warrants are outstanding. There are 2 convertible notes. The 2023 convertible note is US$15.0 million and can convert into shares in the Company at a conversion price of US$1.42 per share. The 2024 convertible note is US$0.350 million and can convert into shares in the Company at a conversion price of US$1.25 per share. These convertible notes are exercisable for a period of 2 years to November 2025 and July 2026 respectfully. If the warrants are exercised or the convertible notes are converted, additional Ordinary Shares will be issued and would dilute our shareholders.

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

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2023. Based upon this evaluation, management has identified a deficiency related to adequate number of personnel which makes reporting process susceptible to management override, lack of technical accounting expertise and lack of formal accounting process over key accounting areas. These internal control failures did not result in material adjustment to the accounts in the current year. If these deficiencies are not correct, then they could lead to adjustments in our accounts in the future which could negatively affect the market price of our securities.

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

To date, we have not declared or paid any cash dividends on our Ordinary Shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of the board of directors of the Company. Our holders of shares may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our Ordinary Shares, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased your Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited.” On October 12, 2016, we changed the name to Integrated Media Technology Limited (“IMTE”). The registered office is located at Suite 1401 Level 14, 219-227 Elizabeth Street, Sydney NSW 2000, Australia and our telephone number is +61 7324 6018. Our principal office is located at Suite A, Unit 5, Level 3, Lot 4, Glen 9 Business Park, Jalan Pensyarah U1/28, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor, Malaysia and our telephone number is +61 7324 6018. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

In 2013, IMTE was engaged in (i) the development of the digital advertising platform in glasses-free 3D (autostereoscopic), (ii) distribution of digital displays and (iii) lottery gaming business in China. In 2015, the Company changed this focus of its businesses to concentrate on 3D autostereoscopic business and took the following corporate actions: (i) terminated the lottery gaming business in China and (ii) acquired 3D technology and audio companies (as discussed further below). However, due to the capital-intensive nature of research and development and the losses incurred in 2018 and 2019, management decided in early 2020 to stop the R&D activities and focus on the sales and marketing of 3D display products. In 2020, management also decided to broaden the Company’s revenue base and in subsequent period by investing in a lamination glass project, a new nano-coated plate filter project, IoT projects, financial research, certification of halal process and trading in halal products, and setting up a marketplace to trade in digital assets. In 2021, the Company stopped the marketing and sales of 3D display products due to the adverse effect of the pandemic on the retail and advertising sectors. In 2022, the Company decided to divest from its China and Hong Kong businesses and to shift its operating base to Malaysia. As a result, the Company sold off its investment in China lamination glass business and decreased its equity interest in its financial research business to 23.8%, a non-controlling equity position; accordingly for accounting purposes we are deemed to have sold and deconsolidate this business, and instead treat this investment as an equity investment in an associated company. In 2023, the Company acquired Itana Energy Pty Ltd. (formerly Teko Energy Pty Ltd) to enter the new energy products and energy sector under the Admiral Energy brand for the territory of Asia Pacific. The Company now engages in business activities relating to the laminated switchable glass in Southeast Asia and Middle East, nano-coated plate filter and air filter products, certification of halal process and trading in Halal products, setting up and managing a marketplace to trade in digital assets and trading in new energy products.

IMTE was listed on the Australian Securities Exchange, or ASX, in February 2013.

On February 9, 2015, the Company acquired all the issued shares of Conco International Co., Ltd. (“CICL”), a company principally engaged in the design, sales and distribution of audio products. The consideration paid was $61,591 which was the amount of the net asset value of CICL. The consideration was settled by the Company issuing 307,954 shares at A$0.20 per share.

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

On August 6, 2018, the Company’s subsidiary company, MDL, completed the Share Subscription Agreement where the investor subscribed for 5% of the enlarged issued share capital of MDL for HKD15,000,000 (approximately A$2,573,000). Upon the issuance of shares in MDL, IMTE’s shareholding in MDL decreased from 100% to 95%.

On August 8, 2018, the Company’s subsidiary company, GOXD Technology Limited (“GOXD”) entered into an Equity Investment Agreement where the investor purchased 20% of the enlarged issued share capital of GOXD for US$4,000,000 (approximately A$5,378,000). GOXD is a subsidiary of MDL. Upon the issuance of shares in GOXD, MDL’s shareholding in GOXD decreased from 100% to 80%.

On December 12, 2018 the shareholders of the Company approved the settlement of A$8,000,000 debt owed to Marvel Finance Limited, the then ultimate holding company, by the issuance of 708,500 shares in the Company.

In April 2019, the Company and Teko International Limited (“Teko”) entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China (“Territories”) for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal (“PDLC”) film. Pursuant to the Agreement, the Company will pay 50,000 IMTE shares upon the commissioning of one lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations. The then CEO and CFO of the Company were also then the directors and shareholders of Teko.

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

On February 20, 2020, the Company entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company and warrants (“Warrants”) to purchase up to 126,984 Ordinary Shares (“Warrant Shares”) to an accredited investor (“Investor”) at a price of US$6.30 per share to raise gross proceeds of US1 million. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and generated net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intended to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

In May 2020, the Company disposed its research and development operations to independent third parties in order to rationalize its operations and focus on the marketing and sales of autostereoscopic 3D displays.

On August 6, 2020, the Company entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass Technologies Corp (“Nextglass”) and Teko International Limited (“Teko”) for US$750,000 each for a total consideration of US$1,500,000. The consideration paid was US$750,000 for each of Nextglass and Teko, and each of them was issued 250,000 Ordinary Shares in IMTE (the “Consideration Shares”) at US$3.00 per share. Under the SP Agreements, IMTE could also pay a deferred consideration based on five times the annualized earnings for the two years following completion, less the initial consideration of US$750,000. For the duration of the agreements and until the deferred consideration is determined, Nextglass and Teko have the right to purchase their 25.5% Sunup equity interest back from IMTE through the restitution of the Consideration Shares if IMTE and Sunup terminate the directors and officers of Sunup without cause and without the consent of the Nextglass and Teko.

On December 21, 2020 the Company entered into a contract with RE&I International Limited and Zhenjiang Nextek Glass Film Limited to purchase one lamination line for our switchable glass operation for total proceeds of US$1,650,000.

On December 21, 2020, the Company entered into a subscription agreement to subscribe for up to 60% equity interest in Greifenberg Capital Limited (“Greifenberg”) for a total subscription amount of US$1,200,000. The Company subscribed an initial amount of US$500,000. The Company had the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021, which the Company did not exercise. Greifenberg is engaged in the business of providing financial research and risk analysis on China’s financial markets.

On December 21, 2020, Sunup, the Company’s then subsidiary entered into an assignment agreement to take up the rights to a Product Development Agreement for two new air purifiers. The contract provided for Sunup to own the trademark and the right to use the product design and the distribution right to sell the air purifier products worldwide. The total investment cost for the product development was approximately US$728,000.

On February 5, 2021, CIMC Marketing Pty Limited (“CIMC”), a wholly owned subsidiary of the Company entered into an underwriting agreement with Xped Limited (now known as Oakridge International Limited) (“Oakridge”), a company listed on the Australian Securities Exchange where it purchased 500 million shares at a subscription price of A$0.001 per share for a total amount of A$500,000 or equivalent to US$381,000. The 500 million shares represented approximately 15% of the then total outstanding shares in Oakridge. Oakridge was then engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge also then intended to build on smart home and smart building solutions for a more efficient interactive environment for its occupants. In 2022 the Company sold this investment for $240,612 and realized a loss of $202,363.

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 Ordinary Shares of the Company at a price of US$4.00 per share for US$2,500,000. The Company intended to use the net cash proceeds for working capital purposes and the development of existing and new businesses.

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

On January 3, 2022, the Company entered into convertible note purchase agreements to raise a total of US$10 million by the issuance of US$10 million convertible notes (“Note”). The Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share, subject to adjustment, over the term of the Note. The holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. As at the date of this report all the Notes were converted into a total of 3,205,128 shares in the Company. In addition, the noteholder also received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Note and can be exercised at US$3.74 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. All the warrants were not exercised and expired in January 2024. The use of the proceeds from this fund raise was to support the acquisition and building out of manufacturing infrastructure and working capital of the Company.

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

On July 11, 2022, the Company entered into a Sales and Purchase Agreement (“SP Agreement”) with Capital Stone Holdings Limited (“Purchaser”), pursuant to which the Company has conditionally agreed to sell to the Purchaser 100% equity interest in eGlass Technologies Ltd (“eGlass”), a then wholly-owned subsidiary of the Company holding all the assets of our switchable glass business in China (the “Disposal”) for US$6.8 million (“Consideration”).The Purchaser paid the Consideration by issuance to the Company a debt instrument (“Loan Agreement”) which bears interests of 5% per annum, repayable in 2 years and secured against the shares of eGlass. The Purchaser intended to list the eGlass shares on the Australia Securities Exchange (“ASX”) within the next 2 years. Pursuant to the SP Agreement, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5 days volume weighted average closing price (“VWAP”) provided that such price shall not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser pay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan which could not be fully repaid by the eGlass shares above will be settled by cash.

From July to December 2022, the Company entered into Subscription Agreements (“Subscription Agreements”) for a total of US$5.5 million where each Subscriber subscribed to a convertible note (“CPNote”). The CPNote is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. In November and December 2023, all the CPNotes were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

On August 23, 2022, the Company issued 2,200,000 ordinary shares at a share price of US$1.59 for a total of US$3,498,000 to consultants.

In August and September 2022, the Company issued a total of 2,539,682 shares at US$1.26 per share for a total subscription amount of US$3,200,000. In connection of the private placement of shares, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 for each share. The Company intended to use the funds for the development of Halal projects, air filter operation and working capital. In September 2024, all the warrants have not been exercised and have all expired.

In February 2023, the Company issued 163,053 ordinary shares at a share price of US$0.65 for a total of US$105,984 to consultants.

In May 2023, the Company issued 19,230 ordinary shares at a share price of US$0.65 per share and 402,084 ordinary shares at a share price of US$0.48 per share for a subscription amount of US$205,503. The proceeds from this sale of shares were used for the working capital. 77,083 shares at a share price of US$.480 for a total share issuance amount of US$37,000 to consultants.

In June and July 2023, the Company issued 99,999 shares at a share price of US$0.30 per share for a total subscription amount of US$30,000. The proceeds from this sale of shares were used for the working capital.

On July 21, 2023 the Company completed a conditional sale and purchase agreement (“Sale and Purchase Agreement”) to acquire 100% equity interests in Teko Energy Pty Ltd (now named as Itana Energy Pty Ltd “IEPL”) and its 50% subsidiary Admiral Energy Corporation Pty Ltd. (“AEC”) for US$750,000 which was paid by the issuance of a total of 3,000,000 ordinary shares, representing a share issuance of US$0.25 per share, in the Company. IEPL is an investment holding company and its 50% subsidiary AEC is in the business of marketing, promoting and distributing new energy products including new energy storage solutions, new energy charging stations and new energy vehicles under the brand “Admiral Energy” in the territories of Australia, New Zealand, China (including Hong Kong, Taiwan and Macau), South Korea, Japan, Vietnam, Cambodia, Thailand, Malaysia, Indonesia, Singapore, Laos, Myanmar, and the Philippines.

In August 2023, the Company issued 33,333 ordinary shares at a share price of US$0.30 for a total of US$10,000 to consultants.

In September 2023, the Company issued 166,666 shares at a share price of US$0.30 per share for a total subscription amount of US$50,000. The proceeds from this sale of shares were used for the working capital.

On October 16, 2023, we effected a 1-for-10 share consolidation of our Ordinary Shares, which was approved at a special meeting of our shareholders on September 29, 2023. This reduced the number of outstanding shares of our common stock from 21,486,202 shares to 2,148,501 shares, after adjusting for fractional shares.

From this section onwards, * means post share consolidation of 10 shares for 1 share effective from October 16, 2023.

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). The NSI Note is interest free maturing in 2 years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42* per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company.

In November 2023, the Company issued 114,116* ordinary shares at a share price of US$2.00* for a total of US$228,232 to consultants.

In November 2023, the Company issued 45,000* shares at a share price of US$2.00* per share for a total subscription amount of US$90,000. The proceeds from this sale of shares were used for the working capital.

In November 2023, a noteholder converted US$600,000 of the CPNotes at a conversion price of US$2.50* per share into 240,000* shares of the Company. The CPNotes were issued in July 2022 in relation to the subscription agreement where the noteholder could convert into the Company’s shares or eGlass Technology Limited’s shares as described above.

In December 2023, the Company issued 562,817* shares at a share price of US$2.50* per share for a total subscription amount of US$1,407,043. The proceeds from this sale of shares were used for the working capital.

In January 2024, the Company issued 21,000* ordinary shares at a share price of US$2.50* for a total subscription amount of US$52,500. The proceeds from this sale of shares were used for the Company’s operation and working capital.

On July 22, 2024, the Company issued a $350,000 convertible notes (“2407 Note”). The 2407 Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the 2407 Note. The holder of the 2407 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of $1.25* per share, subject to adjustment, over the term of the 2407 Note. The holder of the 2407 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In addition, the noteholder also received a warrant representing 150% of the amount of the 2407 Note, raising an additional $525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the 2407 Note and can be exercised at $1.30* for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. The use of the proceeds from this fund raise was for working capital. As at the date of this report none of the 2407 Note were converted and none of the warrants were exercised.

On July 26, 2024, the Group entered into an Exclusive Distribution Agreement for the distributing and sale of the smartglass products used in or installed in the Prefabrication Home Market. The distributor would maintain the exclusive distribution by achieving certain annual sales. The agreement if for 3 years with a renewal for 5 years under certain conditions.

*	Adjusted for post-share consolidation of 10 shares for 1 share on October 16, 2023.

In summary, the Group’s business activities are manufacture and sale of nano coated plates for filters and air purifiers, the manufacture and sale of electronic glass in Southeast Asia and Middle East, provision of halal certification and distribution of Halal products, and the operating of an online exchange platform for trading in digital assets and trading in new energy products.

B. Business Overview

IMTE is an Australian company and in 2020 and 2021 was engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano-coated plates for filters and air purifiers, the sale of electronic glass, IoT products and financial research.  At the end of 2021, the Company stopped the business of glasses-free 3D due to the adverse effect of pandemic on the sales of 3D products to consumer and advertising sectors. In 2023, IMTE was engaged in the business of the manufacture and sale of nano-coated plates for filters and air purifiers, the sale of electronic glass, operating the digital market exchange, digital asset products and the trading in new energy products.

Breakdown of total revenues by category for the years ended December 31, 2023, 2022 and 2021:

	Consolidated
	December 31, 2023 $	December 31, 2022 $	December 31, 2021 $
Sales of Halal products	373,676	364,405	-
Interest income	4	392,622	14,096
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	-	-	2,974
Sales of air-filters products	-	-	141,337
	373,680	757,027	158,407

Breakdown of total revenues by geographic market for the years ended December 31, 2023, 2022 and 2021:

	Consolidated
	December 31, 2023 $	December 31, 2022 $	December 31, 2021 $
Malaysia	373,676	364,405	58,380
Hong Kong	-	-	2,974
China	-	-	5,116
USA	-	-	77,841
	373,676	364,405	144,311

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

In May 2020, we divested our ASD research and development operation as a cost cutting measure. We decided to focus on the marketing and sales of ASD products and services, and outsource all development works with defined budgets.

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

In line with our renewed business strategy, in August 2020, we acquired 25.5% interests in Sunup Holdings Limited (“Sunup”) from each of Nextglass Technologies Corp. and Teko International Limited for US$750,000 each. In total, we acquired 51% of Sunup for a total consideration of US$1,500,000, which was paid by the issuance of a total of 500,000 shares in the Company at a price of US$3.00 per share. Sunup was then engaged in the manufacturing and sale of nano-coated plates used in air filters. Sunup had set up its equipment and began limited production in November 2020. In 2022, the Company focused on completing its new design air filter products under the brand name Ohho. In line with our strategy to divest from Hong Kong, the Company also reorganized its operation to move its holding company for this investment to be held by our newly Canadian incorporated company Ohho Technologies Ltd. In 2023, this business unit focused on the roll out and marketing strategies. The Company is in the process of identifying a manufacturing partner in Vietnam to manufacture our Ohho products for sale in 2024.

Consistent with our current strategy to diversify and expand our business operations, on December 21, 2020, the Company entered into an agreement to acquire the majority interest in Greifenberg Capital Limited (“Greifenberg”), a company that analyses credit risk using Big Data and Artificial Intelligence, for a total subscription of up to US$1,200,000. This investment provided the Company with an opportunity to integrate its business operation with use of new data and Artificial Intelligence in the new digital economy. We believe that strategically integrating our businesses with Artificial Intelligence and Big Data tools will enhance our business operations, especially in the advertising sector such as tracking or predicting trends in consumer behavior. In February 2022, the equity investment in Greifenberg decreased from 40.75% to 23.96% when the Company no longer exercised control in the management of Greifenberg. Accordingly, the Company de-consolidated this investment from its financial accounts once the Company’s equity interest fell below 30% and accounted for the investment in Greifenberg as an Investment in Associated for accounting purposes. For the year ended December 31, 2023 the Company recorded a loss of US$106,466 on the share of loss of associates. In February 2023, Greifenberg filed a Form F1 for listing its shares on Nasdaq Capital Markets. As at the date of this report, there has been no further update released on the Nasdaq website.

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

On February 5, 2021, a Group company acquired 500 million shares representing approximately 15% or A$500,000 (approximately US$381,000) in Xped Limited (now known as Oakridge International Limited) (“Oakridge”), a company listed on the Australia Securities Exchange at the subscription price of A$0.001 per share. Oakridge is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities. Oakridge was then focused on expanding into delivering assisted independent living technologies utilizing synergies with Oakridge’s Internet of Things (IoT) platform. Oakridge also then intended to build on smart home and smart building solutions for a more efficient interactive environment for the occupants. Our investment provides a strategic investment into the technology and healthcare markets in Australia. In August 2022, the Company sold this investment and realized a loss of A$225,000.

At the end of 2021, the Company decided to stop selling ASD products to curtail ongoing overhead costs in the ASD operation as the demand for such products in the retail and advertising markets were drastically reduced due to the effects of the pandemic.

On December 29, 2021, the Company entered into an Assignment and Assumption Agreement to take over the rights and obligation on a Cooperation Agreement on developing a Blockchain business focusing on digital asset market platform mainly focusing on NFT (Non-Fungible Token) trading market. Under the Cooperation Agreement, the Company would invest up to US$1 million for 60% equity interests in Ace Corporation Limited to develop, establish, and operate a trading marketplace platform called “Ouction” at www.ouction.io. Ouction platform will be an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the Ouction platform to not only verify virtual asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. Ouction is expected to adopt decentralized technologies in the fields of games, fintech, film & TV, culture, and e-commerce. Ouction also plans to develop cross-industrial synergy and economic value from the new NFT marketplace it creates. Ouction’s marketplace plans to be a niche market in art, historical artifacts, photos and videos. In 2022, the Company established the Ouction marketplace platform and in line with its strategy, it began to sell high value premium products. This was met with mixed results due to travel restrictions of Covid 19 in Asia and the economic effect on consumers on the war in Ukraine. In line with our strategy to divest from Hong Kong, the Company reorganized its operation to move its holding company of this investment to be held by our newly Canadian incorporated company, Ouction Digital Ltd. In 2023, the Company focused on roll out and marketing strategies. In 2024, the Company will seek to promote and attract more users to the Ouction platform and securing more premium and digital products in art and pop culture to be promoted on our Ouction platform.

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

After the disposal of eGlass, the Company did not have any operation and investment in China. The Company will continue with the electronic glass business and lamination operation in Southeast Asia and Middle East. Due to the capital-intensive requirements of the lamination business, the Company will seek to find strategic partners or undertake a spin off into a standalone public traded company.

On January 20, 2022, the Company entered into a subscription agreement for 60% equity interests in World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”), a Malaysia company engaged in the business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of halal products. WISE will be providing halal certification working with the JAKIM, a department of the Malaysia government mandated to conduct and manage the halal certification process and other regional halal certification bodies. WISE is working towards being appointed by JAKIM Malaysia and other regional halal certification bodies as an accredited certification body to conduct the auditing process and certify product application. In 2022, WISE started its sourcing operation in Southeast Asia and Middles East for the markets in Europe and Great Britain. In 2023, WISE recorded a revenue of US$373,676 mainly from the sale of healthcare products to the Malaysia markets. In 2024, WISE is expected to start the halal certification of manufacturers and farm producers.

In summary, the Company is currently focusing on the marketing and distribution of halal products, the manufacture and sale of nano coated plates for air filters and air purifiers, operating the Ouction digital asset marketplace, manufacture and sale of switchable glass and the trading of new energy products.

IMTE Products and Services

Switchable Glass Products

In September 2022, the Company completed its sale of its electronic glass business in China as part of the Company’s strategy to exit from China. After the disposal the Company continues with its plan to have 2 lamination lines with capabilities to produce annually about 160,000 m2 of laminated glass. The switchable glass is a new material that can be used for many applications including the real estate industry for both external and internal walls for new buildings and homes. The real estate and construction industry in the growing markets in Asia, Middle East and the USA are expected to use more energy saving materials like our energy saving switchable glass which are suitable for environmental buildings/homes of tomorrow.

Buildings today are built with windows for aesthetic purposes and to allow for natural light and outside views. However, normal glass has two significant drawbacks in letting the heat and the glare from sunlight to come directly into the building. To compensate for this, we use blinds and curtains to shield us from these uncomfortable occurrences. Heat entering the buildings requires more energy to cool the internal environment, normally the use of air conditioner which is detrimental to the environment and costly to the building owner.

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

Our energy saving glass uses electrochromic film technology from our supplier, Nextglass Technologies Corp. Electrochromic film is the phenomenon by which light transmission through a transparent material, changes when an electrical voltage is applied to it. Our energy saving glass can modulate ultraviolet, visible and infrared light simultaneously and can block more than 99% of solar radiation and achieve reduced energy consumption. This ability to control the transmission of light enables us to automatically control the amount of heat and glare in a building.

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

Market Opportunities

We believe that the market for switchable and energy saving glass will include internal and external walls and, other applications for privacy walls/windows such as in hospitals and offices. The demand for energy efficient buildings in Asia, Middle East, and the United States are growing with the support of government incentives in certain markets.

Our Customer

We are working with our partner Nextglass to subcontract the manufacturing and to sell laminated glass to customers in the growing markets in Asia, Middle East and the United States.

Our Competition

As we are working towards a subcontract arrangement at this moment, our competition is with other manufacturers of switchable glass. We are working with our partner to allow us to enter the market directly.

Growth Strategies

We are working on an arrangement to be able to enter select markets directly in Asia, Middle East and the United States. We will then introduce the energy saving glass to the real estate industry participants i.e. developers and architects of the advantages of our switchable and energy saving glass products. We will also seek to expand the usage of our switchable glass to provide internal privacy walls such as in offices and hotels. The growth in the use of switchable and energy saving glass is expected to be in applications where cost savings and privacy consideration in which glass is used as a barrier to the outside environment.

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

The positive effect of photo catalytic air purification and sterilization are:

●	Eliminating all kinds of particles.

●	Removing odors.

●	Eliminating cigarette smoke and carcinogens.

●	Removing VOCs contained in the dust.

●	Increasing negative ions and oxygen in the close environment will increase.

●	Eliminating contact with allergen inducing substances and have the effect of allergy treatment.

We have started limited manufacturing and selling the air filter plates product in 2020. We have also completed our own proprietary design of a family of air purifier products in 2022. Due to the COVID-19 pandemic and the effect of restarting the operation, and the integrated chip shortage worldwide, the distribution and manufacturing of our products was delayed to 2024. We plan to market our generation 2 air filter/purifiers in Korea, United States, Europe and countries in Asia. The initial market response to our purifiers has been very positive based on feedback from potential brand distributors, and we expect to secure orders in 2024, once the manufacturer has been secured.

Our nano-coated plate products eliminate particles, eliminate germs and viruses, eliminate micro molecules that are harmful to human body and odors in the air. We have sent the product to testing labs in Korea to certify our air filters eliminate particles in the air. With such test results we believe that we will receive many more enquiries and sales orders. In 2023, we focused on our roll out and marketing strategies, and the search of a qualified manufacturer which is still in progress. After we enter into a manufacturing agreement then we will seek to sell our products in Korea, United States and countries in Asia.

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

In 2022, the Ouction marketplace platform was set up and in line with its strategy, it began to sell high value premium products. This was met with mixed results due to travel restrictions of Covid 19 in Asia and the economic effect on consumers on the war in Ukraine. In 2023, we focused on our roll out and marketing strategies, and the restart of the operation after Covid 19. In 2024, the Company will seek to promote and attract more users to the Ouction platform and securing more premium and digital products in art and pop culture to be promoted on our Ouction platform.

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

In 2022, WISE signed a distribution agreement with a Paris, France based distributor to distribute our halal products. We started selling our products in France and United Kingdom in second half of 2022 but it was more difficult in 2023 to restart the operation after Covid 19. In 2024, WISE will need to raise additional funds to finalize a cooperation with a wholesaler in UK for its distribution and sales operation for the London metropolitan market. In Asia, to further expand our business operations, we are working with a network marketing company in Malaysia to sell our healthcare products.

In 2023, we focused on selling in Malaysia to secure a stable operation base.

In 2024, we will seek to cooperate with manufacturers / producers in Asia to strengthen our Halal product offerings for the European, UK, Asia and the Middle East markets. In addition, we will also seek expand to the North America markets, as opportunities arise, to further expand our halal network and expand our healthcare products.

New Energy Products

In 2023, we acquired Teko Energy Pty Ltd (now renamed as Itana Energy Pty Ltd “IEPL”), an investment holding company and its 50% subsidiary Admiral Energy Corporation Pty Ltd (“AEC”) which has a joint venture agreement with Admiral Global DMCC, a company incorporated in Dubai, United Arab Emirates. AEC is in the business of marketing, promoting and distributing new energy products including new energy storage solutions, new energy charging stations and new energy vehicles under the brand “Admiral Energy” in the territories of Australia, New Zealand, China (including Hong Kong, Taiwan and Macau), South Korea, Japan, Vietnam, Cambodia, Thailand, Malaysia, Indonesia, Singapore, Laos, Myanmar, and the Philippines.

In 2023 after we acquired IEPL we focused on selecting the markets and products for the markets in Asia Pacific. We plan to commence the sales operation of new energy products in 2024, subject to adequate available resources in the Company, to roll out the operation.

Future Developments

The focus of the Group is to continue to develop its businesses in switchable glass, nano-coated plate filters, IoT products, halal certification process and sale of halal products, operating a digital asset marketplace platform and the trading of new energy products. We have experienced significant losses in the past 3 years and the Group intends to build on its businesses and revenue base in 2024.

The implementation of the future business plans depends on adequate capital being available to the Group. The Company will be reviewing potential acquisitions and or strategic partnerships /co-operations that can add value to the Group. Management will also seek synergistic acquisitions to build revenue and bring in resources to complement and to supplement our internal capabilities to become a well-managed and fast-growing company.

Market and Industry Analysis

Nano-coated plate filter

In the post pandemic period, people are still weary of the recurrence of new virus. A product like our nano-coated plate air filters is expected to be a popular product that can filter particles in the air for people and the healthcare industries.

Switchable glass

The market for switchable glass in Asia, Middle East and the USA is expected to grow as government push for more energy saving and environmentally friendly solutions. Switchable glass will reduce the amount of heat and glare in buildings, requiring less energy to cool its interiors and have less carbon footprint.

Halal products

The market for halal products is growing in Asia and Europe. In Asia the increase in securing food prepared in the Halal method is becoming more difficult. In Europe due to the influx of immigrants from Middle East, the demand for Halal products has grown and presents a real opportunity to sell our products into this market.

New energy products

The demand for new energy products has grown recently across Asia and globally due to the push to become carbon neutral and the switch from carbon-based energy i.e. gasoline to renewable energy i.e. solar energy. In Asia, there are still electricity shortages such that battery storage is essential to bridge electricity outage. Energy storage products are needed to store energy collected from solar panels and wind farms in countries such as Australia, Malaysia, and the Philippines.

Sourcing and Manufacturing

For certain products such as Halal, new energy products or IoT products, we will source manufacturers to supply us the products for sale. However, for nano-coated plates and lamination of switchable glass, we will manufacture these products for sale.

Marketing, Distribution and Sales

We plan to build our own brands for our air purifier, Halal and switchable glass products when we launch our products to market.

Sources and Availability of Raw Materials and Principal Suppliers

Other than our lamination line for switchable glass, our source and availability of raw materials is not dependent on a principal supplier. For the lamination operation we are reliant on our film manufacturer to supply film to be used in the lamination process. To mitigate the situation, we will place sufficient order of this raw material so that there will be no delay in our manufacturing process.

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

Dependence on Major Customers

In 2023, we had limited sales. Our strategy going forward is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. The distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

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

Legal and Administrative Proceedings

We are not party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us other than we are not in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2023 with the SEC.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 16, 2024 (that is, 60 calendar days from the date of the Deficiency Letter received on May 17, 2023) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules. The Company has submitted a plan of Compliance on July 16, 2024 and on July 31, 2024 to file the Annual Report by in August 2024. Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until November 11, 2024 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Ordinary Shares will be subject to delisting.

On September 2, 2024 the Company received a notice from Australia Securities & Investment Commission (“ASIC”) that it has contravened section 319, 320 and 201A of the Corporations Act 2001 which relates to the lodging of the Annal Report, Half Yearly Report with ASIC and having 2 ordinarily Australia resident directors during the period April 1, 2021 to now. The Company has supplied the requested information under this notice.

C. Organizational Structure

During the year and as at December 31, 2023, we have the following material subsidiaries and their corporate details and business activities are listed below:

Subsidiary Name	Place of Incorporation	% held	Business scope
CIMC Marketing Pty Limited	Australia	100% (Direct)	Management services & Investment holding
IMTE Asia Limited	Hong Kong	100% (Direct)	Dormant
IMTE Malaysia Sdn. Bhd.	Malaysia	100% (Direct)	Administrative services and sale of products
Itana Holdings Limited	Canada	100% (Direct)	Investment holding
Merit Stone Limited	British Virgin Islands	100% (Direct)	Investment holding
Ohho Technologies Limited	Canada	51% (Direct)	Sale of filter plates and air filter products
Ouction Digital Limited	Canada	60% (Direct)	Provision of digital platform and sale of digital asset
World Integrated Supply Ecosystem Sdn. Bhd.	Malaysia	60% (Indirect)	Sale of Halal products
Itana Energy Pty Ltd (formerly Teko Energy Pty Ltd)*	Australia	100% (direct)	Investment holding
Admiral Energy Pty Ltd *	Australia	50% (Indirect)	Marketing and sale of new energy products and solutions

*	Acquired during the year.

D. Property, Plant and Equipment

The Company has its registered office in Sydney, Australia, and its principal and main operating office is located in Kuala Lumpur, Malaysia. In Australia, the Company has its registered office as part of the services provided by its company secretary and such service costs A$1,000 per month.

The Company rented a 299 square meter office in Kuala Lumpur, Malaysia to serve as our corporate headquarter and a portion of the office of about 150 square meters is used for our Halal operation. The lease on this premise is for $1,088 per month and for a period of two years to October 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2023, as at and for the year ended December 31, 2022, and for the year ended December 31, 2021, together with the notes thereto included elsewhere in this Annual Report. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

A.	Operating Results

IMTE is an Australian incorporated company and it is in the business of trading in Halal products, the manufacture and sale of nano coated plates for filters, the trading of luxury products on its digital assets trading platform, sale of new energy products and solutions, and the manufacturing and sale of electronic glass. In 2023, the Company focused in the Halal and smartglass business laying the foundation for operations in Malaysia.

For a description of the milestones that we have achieved since inception and through to the date of this report, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

Prior to 2020, we were an early-stage company in the development of 3D autostereoscopic products and services. We recorded significant losses in the operation especially during the COVID-19 pandemic in early 2019. In May 2020 when there was no sign that the pandemic was ending soon, the Group restructured its operation by disposing its R&D and test manufacturing operation for 3D autostereoscopic products, and focused only on the marketing and sales of these 3D products to reduce our administrative and operating costs. In 2020 the Company started new businesses in nano-coated plate filter products, financial analytical research and switchable glass to provide a broader revenue base for the future.

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

In January 2022, in order to broaden our revenue base, the Company announced entering into two other businesses namely: (i) the provision of certification halal products and processes, and the sale of halal products and (ii) the setting up of a marketplace (Ouction) for trading in digital assets.

Due to Covid 19 restrictive environment, the Company developed its businesses cautiously in 2022. For our halal business, we appointed distributors in London, Paris, and Kuala Lumpur and recorded sales of A$526,807 from this business unit in 2022. Although the other business units did not bring in any revenue, we continue to make strides to develop the other businesses.

In early 2022, due to the geopolitical issues between the United States and China, the Board decided to divest its businesses operation and investments in Hong Kong and China, and to shift the focus our investments and operations to Malaysia and Europe, including relocating our corporate headquarters and main business operations and manpower to Kuala Lumpur. In early 2022, the equity interest of our investment in our financial analytical research investment decreased to 23.96%. Accordingly, for accounting purposes, we were deemed to have sold this investment and we could not consolidate this investment as we no longer controlled this investment. Instead, we equity account for this investment as an Investment in Associated Company in the financial accounts of the Company. By September 2022, we disposed substantially all our Hong Kong and China operation, which was mainly our switchable glass investment in China and Hong Kong. We also transferred our NFT operation to Kuala Lumpur in the short term with a view of setting up the digital assets operation in Singapore or Dubai.  Today, we have no operation in Hong Kong and China.

In 2023, we continued to develop our halal and smartglass business. We streamlined our halal business and started to cooperate with a national direct sales company in Malaysia with over 10,000 sales agents. We have developed this working relationship in 2023 and we expect to be able to grow our halal business through this direct sales network. Also, we have cultivated new relationships in 2023 with suppliers of both halal and foodstuff products in Southeast Asia and China that can provide a selection of products at competitive prices. We look at developing this market in 2024.

For the smartglass business, we have identified a contract manufacturer in Malaysia to manufacture our smartglass products. We will use this contract manufacturer until we can set up our own manufacturing plant in Malaysia. Since our operating base is in Malaysia and our initial markets will in Southeast Asia and Middle East, we plan to set up our first lamination plant in Malaysia housing 2 lamination lines. We have also placed deposits for an additional 3 lines to be set up in Southeast Asia or Middle East, depending on the market demands.

Going forward in 2024, the Company seeks to continue to develop its businesses in Halal and smartglass businesses in Malaysia, subject to available resources. For Halal business, we will focus on developing a network of suppliers of foodstuff and healthcare products, both halal and non-halal products. We will also seek to work with our direct sales customer to push our products into their direct sales network. With the right product and price point, we can make significant sales through this channel. For the smartglass business, we plan to sign up with a contract manufacturer to manufacture our lamination glass until we can set up our own factory. As for the other businesses, we will develop them cautiously and when opportunities arise.

We will continue to seek investment opportunities in industries and businesses synergistic to our businesses and in growth industries such as in new energy and new materials, to increase Shareholders’ value.

For the past two years, we have funded our operations primarily through the sale of equity securities in the Company and issuances of convertible notes and from operation cashflows. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Recent Acquisitions

See “Item 4. Information on the Company – A. History and Development of the Company.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2023		2022		2021
	Amount $	% of Net Revenues	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Revenues:
Products	373,676	100.0	364,405	100.0	144,311	100.0
Cost and expenses
Cost of sales	261,566	70.0	475,546	130.5	111,680	77.4
Employee benefit expenses	517,547	138.5	1,011,992	277.7	1,206,065	835.7
Financial costs	418,622	112.0	633,884	174.0	1,495,288	1,036.2
Depreciation and amortization expenses	919,465	246.1	1,373,141	376.8	991,512	687.1
Professional and consulting expenses	1,242,743	332.6	4,311,514	1,183.2	1,775,586	1,230.4
Travel and accommodation expenses	5,932	1.6	110,526	30.3	68,291	47.3
Other expenses	19,280,901	5,159.8	1,492,470	409.6	480,013	332.6
Other gains	(14,885)	(4.0)	(98,144)	(26.9)	(1,256,730)	(870.8)
(Gain)/ loss on fair value change in warrant	(2,396,291)	(641.3)	2,408,271	660.9	-	-
Share of losses of associates	175,507	47.0	223,354	61.3	-	-
Total cost and expenses	20,411,107	5,462.2	11,942,554	3,277.3	4,871,705	3,375.8
Operating loss before income tax	(20,037,431)	(5,362.2)	(11,578,149)	(3,177.3)	(4,727,394)	(3,275.8)
Non-operating income
Interest income	4	0.0	392,622	107.7	14,096	9.8
Gain/(loss) on disposal of financial assets at fair value through profit or loss	1,677,178	448.8	484,361	132.9	(629,564)	(436.3)
Loss on disposal of investment in equity instrument	-	-	(202,363)	(55.5)	-	-
Other income	10,137	2.7	1,990	0.5	250,944	173.9
Net loss before income taxes	(18,350,112)	(4,605.3)	(10,901,539)	(2,991.6)	(5,091,918)	(3,528.4)
Income tax expense	-	-	-	-	-	-
Net loss	(18,350,112)	(4,605.3)	(10,901,539)	(2,991.6)	(5,091,918)	(3,528.4)

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2023		2022
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products
Halal products	373,676	100.0	364,405	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2023 was $373,676 as compared to the prior year of $364,405, an increase of $9,271 or 2.54% from the prior year. The main source of revenue for the year was the sale of Halal products. The growth in sales compared to the prior year was primarily attributed to the stable nature of the business operations. In 2024, we will continue to put more emphasis on sales of Halal products; but we also expect to receive fees from the digital assets marketplace.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2023		2022
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products	261,566	70.0	475,546	130.5

Cost of sales decreased by 45.0% to $261,566 in 2023 from $475,546 in 2022, which was primarily due to the sale of our products in Malaysia in 2023 rather than to Europe in 2022 where the costs of goods were higher due to the unexpected market dynamics derived from the conflict in Ukraine and our penetration strategy in Europe which resulted in higher cost of sales relative to sales in 2022.

Gross Profit and Gross Margin.  Gross profit increased from gross loss of $111,141 in 2022 to a gross profit of $112,110 in 2023. This favorable shift was a result the halal products delivering about 30% gross margin in 2023 whereas in 2022, the gross loss was the result of several contributing factors, such as a high volume of 2022 purchases resulting in losses and unexpected market pricing dynamics derived from the conflict in Ukraine. Furthermore, the adoption of a penetration pricing strategy to establish and stimulate demand of our products in the European markets.

Interest income.

Interest income decrease from $392,622 in 2022 to $4 in 2023 mainly due to no interest income from loan, associate and former companies were written off during the year.

Gain on fair value change in derivate financial instruments.

For the year ended December 31, 2023, the fair value change of derivative financial instrument relating to convertible promissory notes was a net gain of $1,677,178 as compared to $484,361 in the prior year.

Loss on disposal of equity investment in equity investments.

In 2022, the loss on disposal of equity investment in Oakridge International Limited was $202,363.

Other income

Other income increased from $1,990 in 2022 to $10,137 in 2023. In 2023, other income was mainly the waiver of debts.

Expenses

The operating expenses for the year ended December 31, 2023 was $20,411,107 as compared to the prior year of $11,942,554. The increase of $8,468,553 in total operating expenses was mainly attributable to the following:

-	A decrease of $213,980 in cost of sales from $475,546 in 2022 to $261,566 in 2023 as discussed above;

-	A decrease of $494,445 in employee benefit expenses from $1,011,992 in 2022 to $517,547 in 2023, which was primarily due to decreased in number of staff in 2023 as compared to 2022;

-	A decrease of $110,120 in finance costs from $633,884 in 2022 to $523,764 in 2023 which was mainly attributable to a decrease in interest expense charges on decreased lease assets;

-	A decrease of $453,676 in depreciation and amortization expenses from $1,373,141 in 2022 to $919,465 in 2023 as the result of the sale of certain fixed and leased assets in 2022.

-	A decrease of $3,068,771 in professional and consulting expenses from $4,311,514 in 2022 to $1,242,743 in 2023 resulting from the decrease in corporate activities thus lower legal and professional fees in 2023 and the decrease in consulting services;

-	An increase of $17,788,431 in other expenses of $1,492,470 in 2022 to $19,280,901 in 2023 was mainly attributable to the increase in the provision for equipment deposits, loan receivable, other receivable, and other current assets.

-	A decrease of $83,259 in other gains from $98,144 in 2022 to $14,885 in 2023 was mainly attributable to the net effect of a decrease in foreign exchange loss expenses and disposal and deemed disposal of subsidiaries in 2022.

-	A decrease of $4,804,562 in gain on fair value change in warrants from loss $2,408,271 in 2022 to gain $2,396,291 in 2023 resulting from revaluation of the warrants;

-	A decrease of $47,847 in share of loss of associate company in Greifenberg Digital Limited of $223,354 in 2022 to $175,507 in 2023.

Income tax

No income tax expenses were recognized during the year ended December 31, 2023.

Net Profit (Loss)

We recorded a net loss of $18,350,112 for the year ended December 31, 2023 as compared to a net loss of $10,901,539 recorded for the year ended December 31, 2022.

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2022		2021
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products
Halal products	364,405	100	-	-
Displays	-	-	2,974	2.1
Air-filter products	-	-	141,337	97.9
Total operating revenues	364,405	100	144,311	100.00

Revenues. The revenue from operating activities for the year ended December 31, 2022 was $364,405 as compared to the prior year of $144,311, an increase of $220,094 or 152.5% from the prior year. The revenue for the year ended December 31, 2022 was mainly from the sale of Halal products. The sales increased as compared to the prior year was mainly due to the increase in the Halal products as compared to the sales of display products in 2021. As the restriction on COVID-19 was released during the year, the sales of Halal products increased in Europe and Malaysia. In 2023, we will continue to put more emphasis on sales of Halal products; but we also expect to receive revenue from nano-coated plate filter products and fees from the digital assets marketplace.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2022		2021
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products	475,546	130.5	111,680	77.4
Services	-	-	-	-
Total cost of sales	475,546	130.5	111,680	77.4

Cost of sales increased by 325.8% to $475,546 in 2022 from $111,680 in 2021, which was primarily due to the corresponding increase in sales as compared with the year in 2021.

Gross Profit and Gross Margin.  Gross profit decreased from gross profit of $32,631 in 2021 to a gross loss of $111,141 in 2022. The decrease in gross margin from the prior year was due to different product mixes. In 2022, the gross loss was mainly the result of the decline in the market price of Halal products due to the unforeseen market condition from the war in Ukraine and the use of penetration pricing policy to establish and to build demand for our products in the European markets. In addition, there were unexpected cost increases in transportation costs; and prices decreases due to i) delays in transportation and ii) fluctuation in foreign exchange, in particular the decrease in GBP eroding our sales price and margins.

Interest income.

Interest income increases from $14,096 in 2021 to $392,622 in 2022 mainly due to interest received from short term loans.

Loss on fair value change in derivate financial instruments.

For the year ended December 31, 2022, the fair value change of derivative financial instrument relating to convertible promissory notes was a gain of $629,564 as compared to a loss of $484,361 in the prior year.

Loss on disposal of equity investment in equity investments.

In 2022, the loss on disposal of equity investment in Oakridge International Limited was $202,363.

Other income

Other income decreased from $250,944 in 2021 to $1,990 in 2022. In 2021, other income was mainly the underwriting fees received from our investment in Oakridge International Limited and waive of debts.

Expenses

The operating expenses for the year ended December 31, 2022 was $11,578,149 as compared to the prior year of $4,727,394 from the prior year. The increase of 6,850,755 in total operating expenses was mainly attributable to the following:

-	An increase of $363,866 in cost of sales from $111,680 in 2021 to $475,546 in 2022 as discussed above;

-	A decrease of $194,073 in employee benefit expenses from $1,206,065 in 2021 to $1,011,992 in 2022, which was primarily due to decreased in number of staffs in 2022 as a result of the group restructuring and the sale of the subsidiaries during the year;

-	An increase of $381,629 in depreciation and amortization expenses from $991,512 in 2021 to $1,373,141 in 2022 as the result of the depreciation expense for nano-filter equipment was depreciated for the full year, as compared to the depreciation expense in 2021 which was for a partial year;

-	An increase of $2,535,928 in professional and consulting expenses from $1,775,586 in 2021 to $4,311,514 in 2022 resulting from the increase in legal and professional fees relating to increase in corporate activities in 2022 and the increase in consulting services for halal business unit and consulting services for our executives;

-	A decrease of $861,404 in finance costs from $1,495,288 in 2021 to $633,884 in 2022 which was mainly attributable to a decrease in interest expense charges on convertible notes that were converted in 2022, as compared to interest charge in 2021 was for a full year;

-	An increase of $1,012,457 in other expenses of $480,013 in 2021 to $1,492,470 in 2022 was mainly attributable to the increase in the provision of inventory, allowance of bad debts and plant and equipment written off.

-

An increase of $1,158,586 in other gains from $1,256,730 in 2021 to $98,144 in 2022 was mainly attributable to the net effect of a decrease in foreign exchange loss expenses and the decrease in gain on disposal and deemed disposal of subsidiaries.

-	An increase of $2,408,271 in loss on fair value change in warrants in 2022;

-	An increase of $223,354 in share of loss of associate company in Greifenberg Digital Limited after it was accounted for on an equity basis rather than consolidated subsidiary in the prior year.

Income tax

No income tax expenses were recognized during the year ended December 31, 2022.

Net Profit (Loss)

We recorded a net loss of $10,901,539 for the year ended December 31, 2022 as compared to a net loss of $5,091,918 recorded for the year ended December 31, 2021.

New, Revised or Amending Accounting Standards and Interpretations

New standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, the Group has not early adopted them in preparing these Consolidated Financial Statements.

New or Amended Standard Forthcoming requirements	Title of the Standard	Effective for Annual Periods Beginning on or After
Lease Liability in Sale and Leaseback	Amendments to IFRS 16 Leases	January 1,2024
Classification of Liabilities as Current or Non-current	Amendments to IAS 1 Presentation of Financial Statements	January 1,2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1,2025
Lack of Exchangeability	Amendments to IAS 21	January 1,2025
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Available for optional adoption/effective date deferred indefinitely

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short-term borrowings. For the past 3 years, we have recorded losses of $18,350,112, $10,901,539 and $5,091,918 for the fiscal years ended December 31, 2023, 2022, and 2021 respectively.

Equity Issuances

The following table summarizes our issuance of Ordinary Shares for cash, from the conversion debts and share based payments. We did not issue shares for executive compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares		Net Proceeds
				(in $)
Share issuance in respect of payment to a consultant	2021	2,051	*	74,100
Share issuance for cash	2021	279,523	*	12,160,400
Share issuance in respect of payments to consultants	2022	220,000	*	3,498,000
Share issuance for cash	2022	782,277	*	22,550,846
Share issuance in respect of conversion of convertible notes	2022	117,256	*	3,444,872
Share issuance for cash	2023	29,999	*	90,000
Share issuance in respect of payment to a consultant	2023	66,145	*	348,485
Share issuance for cash	2023	607,817		1,497,043
Share issuance in respect of payments to consultants	2023	114,116		228,232
Share issuance in respect of acquisition of subsidiaries	2023	300,000		750,000
Share issuance in respect of conversion of convertible notes	2023	240,000		600,000

*	Adjusted for post share consolidation of 10 shares for 1 share on October 16, 2023.

Capital Requirements

As of December 31, 2023, we had total current assets of $3,690,314 which mainly consisted of $675,781 in cash and cash equivalents, $17,353 in other receivable, $2,996,964 in inventories, and $215 in other current assets. Our current liabilities on December 31, 2023 totaled $2,387,649 which mainly consisted of $926,669 in trade and other liabilities, $1,449,000 in derivatives in financial instruments and $11,980 in warrant liabilities. Our net current assets at December 31, 2023 was $1,302,665 as compared to of $13,786,224 at December 31, 2022. Our current cash and cash equivalents is insufficient to fund our capital expenditures in the next 12 months based on our budget, realization of our current assets, and forecasted revenue. We will be required to raise funds from the capital or debt markets in 2024 to roll out our business plans. If we are unable to raise additional capital when required or on acceptable terms or not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue some, if not all, our operation operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2023	2022	2021
	$	$	$
Net cash provided by /(used in) operating activities	2,840,058	(17,183,849)	(5,166,965)
Net cash outflows in investing activities	(14,998,240)	(15,083,437)	(11,305,979)
Net cash inflows by financing activities	12,783,427	32,118,268	14,981,072
Net increase/(decrease) in cash and cash equivalents	625,245	(149,018)	(1,491,872)
Cash and cash equivalents at beginning of year	50,536	199,554	1,691,426
Cash and cash equivalents at end of year	675,781	50,536	199,554

Net cash provided by /(used in) operating activities were $2,840,058, $(17,183,849), and $(5,166,965) during the years ended December 31, 2023, 2022 and 2021 respectively. Net cash inflows in operating activities during the year ended December 31, 2023, were mainly due the loss for the year and the net inflows from the changes in working capital from operations and the provision of receivables, deposits and other assets. For the year ended December 31, 2022, the net cash outflows in operating activities were mainly due to the loss for the year and the net outflows from the changes in working capital from operations. For the year ended December 31, 2021, the net cash outflows in operating activities were mainly due to the loss for the year and the net outflows from the changes in working capital from operations and the net gain from the sale of the 3D autostereoscopic business.

Net cash outflows in investing activities were $14,998,240, $15,083,437, and $11,305,979 for the years ended December 31, 2023, 2022 and 2021 respectively. In 2023, the net cash outflows in investing activities was mainly due to the deposits made for the lamination production lines. In 2022, the net cash outflows in investing activities were mainly due to the deposits made for the lamination production lines and the purchase of intangible assets. Finally, in 2021the net cash outflows in investment activities were mainly the deposit made in lamination production line, the purchase of intangible assets, the investment in financial assets and the rental of lamination factory.

Net cash inflows in financing activities were $12,783,427, $32,118,268, and $14,981,072 for the years ended December 31, 2023, 2022 and 2021 respectively. Net cash inflows in financing activities during the year ended December 31, 2023, were attributable to the issuance of shares, the net proceeds from issuance and repayment of convertible notes. Net cash inflows in financing activities during the year ended December 31, 2022, were attributable to the issuance of shares and convertible notes. Net cash inflows in financing activities during the year ended December 31, 2021 are attributable to the issuance of shares, the financing costs of the convertible note and the rental of the lamination factory.

We had net cash and bank balance of $675,781, $50,536, and $199,554 as at December 31, 2023, 2022 and 2021 respectively.

C. Research and Development, Patents and Licenses

The Company did not conduct any research and development activities and incur no expenses for R&D in 2023 and 2022.

The Company has conducted research into formulation of credit models for our then financial research business in 2021. The financial research business was deemed disposed in 2022 and was accounted for as an investment in associated company.

D. Trend Information

We are still developing our business operations and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations are mainly dependent on further development and commercialization of our business and technologies.

E. [Reserved]

F. [Reserved]

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F.

Name	Position
Mr. Hazran Mohamed (1)	Independent Non-Executive Director
Mr. Muhammad Zubairy Bin Husain (2)	Independent Non-Executive Director
Ms. Jannu Binti Babjan (3)	Independent Non-Executive Director
Mr. John Ki Park (4)	Co- Chief Executive Officer
Dato Mega Radzman Bin Megat Khairuddin (5)	Co- Chief Executive Officer
Mohd Hazrol Bin Mohd Rosmey (6)	Interim Chief Financial Officer

(1)	Mr. Hazran Mohamed was appointed as the director on 4 July 2023.
(2)	Mr. Muhammad Zubairy Bin Husain was appointed as a director on 4 July 2023.
(3)	Ms. Jannu Binti Babjan was appointed as a director on 23 May 2024.
(4)	Mr. John Ki Park was appointed the co-chief executive officer on 23 November 2023.
(5)	Dato Megat Radzman Bin Megat Khairuddin was appointed as the chief executive officer on 5 May 2023. On 23 November 2023, his designation was changed to co-chief executive officer.
(6)	Mr. Mohd Hazrol Bin Mohd Rosmey was appointed the interim chief financial officer on 19 June 2023.

Mr. Hazran Mohamed, age 53, was appointed as an independent non-executive director of the Company on July 4, 2023. Mr. Mohamed has over 15 years of experience as journalist working as news editor for television. Currently he is an independent journalist in Malaysia. From 2020 to 2022, he was the Press Secretary to Minister of Ministry of Rural Development (“KPLB”), a government linked entity in the business of rural development in line with the Malaysian government’s initiative in addressing poverty, improving the quality of life and well-being of the rural community. Prior to joining the KPLB, Mr. Mohamed has worked in senior positions as a Special Officer to Chairman of Tenaga National Berhad (TNB), the national electricity company of Malaysia. From 2016 to 2018 he served as the Head of Corporate Communication for Ministry of Education.

Mr. Mohamed received a Bachelor of Social Science & Malay Literature from University Putra Malaya.

Muhammad Zubairy Bin Husain, age 52, was appointed as an independent and non-executive director of the Company on July 4, 2023. Mr. Husain was trained at the Chamber of Dato’ Doctor Ratnam Kamala Nathan. He was called to the Malaysian Bar as an Advocate & Solicitor in 1996. He practiced civil litigation between 1996 and 2000, specializing in medical negligence and accident cases. He then went on to establish his own law firm, Hasif Zubairy & Associates, in 1997 which focused on 5-star hotel line consultation jobs. He ventured into the IT business in 2002 with iTer Niaga Sdn Bhd, which focused on hardware supply and maintenance. He further ventured into the security business providing maritime security services to various business verticals, mainly the oil and gas sector. He was also involved in nation-building activities and received the Bintang Kebaktian Masyarakat (BKM) medal and the Panglima Mahkota Wilayah (PMW) title for his fundraising activities for orphans and single mothers. He is skilled in organization and management, strategic planning, communication, and negotiation.

Mr. Husain received a Bachelor of Laws (Hons.) from National University of Malaysia in 1995.

Ms. Jannu Binti Babjan, aged 57, is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 8 years. She has over 29 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian legal system from the magistrate courts right up to the Federal Court of Malaysia. Ms. Babjan was an independent and non-executive director of the Company from April 2021 to August 2021.

Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

John Ki Park, age 57, was appointed as the Co-Chief Executive Officer of the smartglass business on November 23, 2023. Mr. Park is currently Director and Chief Executive Officer of Nextglass Technologies Corp., a company in the electronic film business and a supplier of such film products to our smartglass manufacturing operation. Prior to joining Nextglass in 2016, Mr. Park also served as the CEO of BBV Vietnam S.E.A. Acquisition Corporation “BB”) a special purpose acquisition vehicle listed on Nasdaq. Prior to joining BBV, Mr. Park served in various executive management positions including CEO of Innovay Inc. an affiliate of Migami and vice president of Mira Life Group, a cosmetic company at which he raised capital for their market launch and distribution in Asia.

Mr. Park received both his B.S. degree and an M.B.A. degree from Brigham Young University.

Dr. Megat Radzman Bin Megat Khairuddin, age 56 was appointed as Co-Chief Executive Officer of the Company on May 5, 2023. Dr. Megat’s role was managing the operations of the Company across all business segments. During the year Dr. Megat was also acted as the CEO of the Group and then in November 2023 he became the co- CEO for the non- Smartglass businesses. Dr. Megat has over 20 years of experience involving in several technology companies working in data communication, crypto/digital currency projects and in supply chain management for motorcycle spare parts and services value chain.

One of Dr. Megat’s significant achievements is designing the new methodology of laying fiber optic cable called ‘Fast Built Methodology’ which is faster by 60%, cost saving up to 25%, far better in quality and easy access compared to the conventional methodology. This method has been used widely in the Southeast Asia market. He also acted as and been responsible as Consultant & Business Partner for Siemens & Ericsson and have been awarded as “Worldwide Best man” of the year for 1996 & 1997 by Integral Inc. of USA. He also acted and was responsible as Business Consultant for Hungary Telecommunication Association.

Dr. Megat was the Designer & Technical Consultant for RISTI (R&D division of PT Telekom, Indonesia based in Bandung). He was instrumental in developing the business of CSL Group of Companies as the largest hand phones manufacturer & distributor in Malaysia with 75% market share. Dr. Megat also spearheaded SAMATA Industries Sdn Bhd as the largest motorcycle spare parts manufacturer, importer & distributor in Malaysia.

Dr. Megat received his Doctor of Philosophy in International Marketing from InterAmerican University, USA and his Bachelor of Science degree in Electronics Engineering (Data Communication) from University of British Columbia.

Mohd Hazrol Bin Mohd Rosmey, age 41, was appointed as interim Chief Financial Officer of the Company on June 19, 2023. Mr. Mohd Rosmey was the Financial Controller of the Company’s operation in Malaysia and was redesignated and assume the role as the interim Chief Financial Officer of the Company. Mr. Mohd Rosmey has over 15 years of experience as Branch Manager in a local bank in Malaysia. From 2012 to 2019, he was the Branch Manager to AmBank (M) Berhad, responsible to manage branch operation and sales, staff under supervision and ensure branch operation comply with the Standard operation Procedure (S.O.P) requirement. Prior to joining AmBank (M) Berhad, Mr. Mohd Rosmey has worked in Personal Financial Consultant and Personal Banker in Hong Leong Bank Bhd.

Mr. Mohd Rosmey received a Bachelor of Business Administration from University of Malaya.

Directors Resigned/Retired during the year and up to the date of this Report.

Dr. Zhi-Cheng Xiao, age 66, was appointed as an independent non-executive director on June 19, 2023 and resigned on July 22, 2024. Dr. Xiao has since 2011 to now a Professor in the Department of Anatomy and Developmental Biology at Monash University in Melbourne Australia. He has also worked with one the of the world’s top pharmaceutical companies as a director of research in neuroscience and neurodegenerative diseases. Dr. Xiao has published more than 130 papers in reputed journals and served as editorial board members of more than 10 journals. He has established IRP Health and uPcare Group in Melbourne.

Dr. Xiao focus of research is the molecular events that mediate communication among neural cells, in the nervous system during development, myelination, learning and memory, degeneration, and regeneration. These studies have yielded insights into the therapeutic potential of cell signalling molecules to ameliorate or even ablate the detrimental consequences of nervous system injury and neurodegenerative diseases, including stroke, traumatic brain injury, spinal cord injury, Alzheimer Disease (AD), and Multiple Sclerosis (MS).

Dr. Xiao received his Doctor of Natural Science Degree from the Swiss Federal Institute of Technology, Zurich. He received his undergraduate degree in Medicine from Harbin Medical University, China. Dr. Xiao is also a member of the American Society of Biological Chemistry, American Society of Neuroscience, International Society of Stem Cells, International Society of Alzheimer’s disease, and Australasian Neuroscience Society.

Ms. Hui Zhong, age 41, has served as a director of the Company since August 2021 and resigned on June 3, 2024. Ms. Hui has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos.

Ms. Zhong has a Bachelor Degree in Public Utility Management from Dalian University of Technology in Dalian city, Liaoning province, China.

Mr. Zhongqing Yang, aged 39, has served as director since April 2022 and resigned on June 6, 2023. He has more than 12 years of experience in the financial and insurance industry and has been in charge of the channel development section of Huaxia Insurance in Shanxi and the corporate department of CBI Life Insurance in Shanxi since 2009, and became the Vice President of Zhongming Investment Group in March 2020, responsible for strategic development planning, operation and market development. Mr. Yang holds a master’s degree in management and is proficient in corporate strategic management and operation. He is also experienced in wealth management and high net worth client development.

Mr. Xiaodong ZHANG, aged 54, has served as director since July 2021 and resigned on June 6, 2023. He was the Executive Vice President and CFO of Boqi Xinhai Group Company Limited (“Boqi Xinhai”), a company in the business of investment and financing management, sales of automobile and agricultural technology development in China. Mr. Zhang has extensive experience in financial management in the capital market in China. Prior to joining the Boqi Xinhai, Mr. Zhang has worked in senior positions in capital operation and risk control management in China. Mr. Zhang has a Master of Science in Financial Management from Northwestern Polytechnical University in Xi’an city, Shaanxi province, China.

Ms. Jing ZHUO, aged 37, has served as director since July 2021 and resigned on June 19, 2023. She was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. (“Dalian Jiujiu”), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

Ms. Dan LI, aged 38, has served as director since August 2021 and resigned on July 4 2023. She was the vice president of enterprise operations for RD International Holdings Limited, an investment company providing investment and financial consulting services and selling of financial products to retail customers. Prior to this, from 2007 to 2012, Ms. Li was the corporate investment manager and senior investment analyst for a large financial group in Australia, focusing on investments in the securities market. Ms. Li holds degrees in International Business from Monash University and the Australia Institute of Business and Technology, both institutions are based in Australia.

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

There are no family relationships among any of our officers and directors, other than Ms. Jannu Binti Babjan and Mr. Megat Radzman Bin Megat Khairuddin are first cousins.

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

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance–- based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Our remuneration policy is based on our financial performance and on success of our development and commercializing of our products, services or solutions.

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance-based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

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

Executive Compensation

The following table sets forth all the compensation awarded to, earned by or paid to each individual who served as directors and officer in fiscal year of 2023.

	Short-term Benefits		Post-Employment		Share-based
	Benefits		Benefits		Payments		Total
	Salary &		Super-	Retirement
	Fees	Other	annulation	Benefits	Shares	Options
	$	$	$	$	$	$	$
Mr. Hazran Mohamed(1)	8,806	N/A	N/A	N/A	N/A	N/A	8,806
Mr. Muhammad Zubairy bin Husain(2)	8,806	N/A	N/A	N/A	N/A	N/A	8,806
Dr. Zhi-Cheng Xiao(3)	9,550	N/A	N/A	N/A	N/A	N/A	9,550
Ms. Jannu Binti Babjan (12)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Megat Radzman bin Megat Khairuddin(4)	142,935	N/A	N/A	N/A	N/A	N/A	142,935
Mr. John Ki Park(5)	-	N/A	N/A	N/A	N/A	N/A	-
Mr. Mohd Hazrol bin Mohd Rosmey(6)	51,852	N/A	N/A	N/A	N/A	N/A	51,852
Mr. Xiaodong Zhang(7)	106,296	N/A	N/A	N/A	N/A	N/A	106,296
Ms. Jing Zhuo(8)	57,477	N/A	N/A	N/A	N/A	N/A	57,477
Mr. Zhongqing Yang(9)	7,086	N/A	N/A	N/A	N/A	N/A	7,086
Ms. Dan Li(10)	6,114	N/A	N/A	N/A	N/A	N/A	6,114
Ms. Hui Zhong (11)	24,265	N/A	N/A	N/A	N/A	N/A	24,265
Total	423,187	N/A	N/A	N/A	N/A	N/A	423,187

(1)	Mr. Hazran Mohamed was appointed as a director on July 4, 2023.
(2)	Mr. Muhammad Zubairy bin Husain was appointed as a director on July 4, 2023.
(3)	Dr. Zhi-Cheng Xiao was appointed as a director on June 19, 2023 and resigned on July 22, 2024.
(4)	Dr. Megat Radzman bin Megat Khairuddin was appointed as a co-chief executive officer on May 5, 2023.
(5)	Mr. John Ki Park was appointed as a co-chief executive officer on November 27, 2023.
(6)	Mr. Mohd Hazrol bin Mohd Rosmey was appointed as an interim chief financial officer on June 19, 2023.
(7)	Mr. Xiaodong Zhang resigned as director on June 6, 2023.
(8)	Ms. Jing Zhuo resigned as director on June 19, 2023.
(9)	Mr. Zhongqing Yang resigned as director on June 6, 2023.
(10)	Ms. Dan Li resigned as director on July 4, 2023.
(11)	Ms. Hui Zhong resigned as a director on June 3, 2024.
(12)	Ms. Jannu Binti Babjan was appointed a director on May 23, 2024.

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

As at December 31, 2023 and 2022, the Company had no employee share option issued and outstanding in respect to the 2021 ESOP.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2023 as these amounts were expensed and paid as of this date.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of four independent non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of Board and management.

2.	Structure the Board to add value. Companies should have a Board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2023, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2023 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, that a listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors. Our Board of Directors currently have four directors, all of which are non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three independent non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Ms. Jannu Binit Babjan, Mr. Mohammad Zubairy bin Husain and Mr. Hazran Mohamed qualifies as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, and NASDAQ Marketplace Rules. Our Audit Committee is currently composed Ms. Jannu Binti Babjan, Mr. Hazran Mohamed and Mr. Mohammad Zubairy Bin Husain. Mr. Mohammad Zubairy Bin Husain is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Ms. Jannu Binti Babjan, Mr. Hazran Mohamed and Mr. Mohammad Zubairy bin Husain are the current members of the Nomination and Remuneration Committee. Ms. Jannu Binti Babjan is the chairman of this committee.

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

D. Employees

As of December 31, 2023, we had 11 employees and of these employees 1 employee was employed in administration in Australia, 1 employee was employed in corporate in South Korea, 1 employee was employed in sales and marketing in Malaysia, and the rest were employed in finance, administration and management in Malaysia.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding shares of our Ordinary Shares beneficially owned as of September 30, 2024 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

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

For purposes of computing the percentage of outstanding Ordinary Shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of September 30, 2024, there were 3,431,434 outstanding shares.

		Options	Note	Total Stock
		Exercisable	Convertible	and
	Ordinary	Within 60	Within 60	Stock Based	%
Name	Shares	Days	Days	Holdings	Ownership

Mr. Hazran Mohamed (1)	-	-	-	-	-
Mr. Mohammad Zubairy bin Husain (1)	-	-	-	-	-
Ms. Jannu Binti Babjan, (2)	-	-	-	-	-
Dr. Megat Radzman Bin Megat Khairuddin(3)	4,152	-	-	4,152	*
John Ki Park(4)	-	-	-	-	-
Mr. Mohd Hazrol Bin Mohd Rosmey(5)	-	-	-	-	-
All directors and officers as a group (6 persons)	4,152	-	-	4,152	*
Nextglass Technologies Corp(6)	50,769	-	789,147	839,916	19.99%
Nextglass Solutions Inc(6)	-	-	789,147	789,147	18.79%
Ohho Korea Co., Ltd(7)	240,000	-	-	240,000	7.0%
Teko Limited(8)	210,000	-	-	210,000	6.2%
Con Unerkov(8)	210,033	-	595,000	805,033	19.99%
Montague Capital Pty Ltd(8)	-	-	595,000	595,000	14.78%

*	less than 1%

Notes:

(1)	Appointed as a director of the Company on July 4, 2023.

(2)	Appointed as a director of the Company on May 23, 2024.

(3)	Appointed as a co-chief executive officer of the Company on May 5, 2023.

(4)	Appointed as a co-chief executive officer of the Company on November 27, 2023.

(5)	Appointed as an interim chief financial officer on June 19, 2023.

(6)	Nextglass Technologies Corp. (“NGT”) holds 50,769 shares directly and its wholly owned subsidiary Nextglass Solutions Inc. (“NSI”) holds a US$15 million convertible note (“Note”). Pursuant to the Note, the noteholder can convert the Note at $1.42 per share at any time from the date of the note to November 21, 2025 provided that the noteholder and its affiliates shall not exceed 20% shareholding in the Company after such conversion. The percentage of ownership shown in the above table for NGT and NSI are based on the shares outstanding post conversion. Both NGT and NSI are incorporated in Delaware, USA. NGT is controlled by Mr. Jeonggeun Kim.

(7)	Ohho Korea Co., Ltd, a company incorporated in South Korea, is a company wholly owned and controlled by Mr. Hong Seok Kim.

(8)	Montague Capital Pty Ltd. (“Montague”) holds a US$350,000 convertible note (“Note”). Pursuant to the Note, the noteholder can convert the Note at $1.25 per share at any time from the date of the Note to July 22, 2026 provided that the noteholder and its affiliates shall not exceed 20% shareholding in the Company after such conversion. Montague is controlled by Mr. Con Unerkov. Mr. Unerkov holds 210,000 shares indirectly through his shareholding in Teko Limited (“Teko”) a Hong Kong corporation, and holds 33 shares indirectly through Intek Solutions Pty Ltd. (“Intek”) an Australian corporation. The percentage of ownership shown in the above table for Montague, Teko and Mr. Unerkov are based on the shares outstanding post conversion. Intek, Teko and Montague are controlled by Mr. Unerkov.

B. Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2023, 2022 and 2021.

For the year ended December 31, 2023

During the year, the Group had the following related party transactions:

a)	Interest expenses charges of $33,850 to Greifenberg Analytics Limited, an associated company formerly controlled by the Company.

b)	The remuneration of directors of the Company were paid $228,400.

For the year ended December 31, 2022

During the year, the Group had the following related party transactions:

a)	Interest expenses charges of US$7,448 to Greifenberg Analytics Limited, an associated company formerly controlled by the Company.

For the year ended December 31, 2021

During the year, the Group had the following related party transactions:

a)	Company secretarial and consulting service fees for the services of our executives totaling $407,988 to entities controlled by former CFO and Company Secretary, Mr. Cecil Ho.

b)	On February 5, 2021, CIMC Marketing Pty Limited, a subsidiary of the Company, acquired 500 million shares for $381,000 (approximately A$500,000) representing approximately 15% of the then equity interest in Oakridge International Limited (formerly Xped Limited) (“Oakridge”). Mr. Con Unerkov, the then Chairman and Chief Executive Officer of the Company, was also the Chairman and Chief Executive Officer of Oakridge. Mr. Cecil Ho, the Chief Financial Officer of the Company, was also the then Chief Financial Officer of Oakridge until March 10, 2021.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal year ending December 31, 2023 are included in Item 18 of this Annual Report on Form 20-F.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

NASDAQ Capital Markets

Our Ordinary Shares have traded on the NASDAQ Capital Markets since August 4, 2017.

ITEM 10. ADDITIONAL INFORMATION

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed and traded on the NASDAQ Capital Market.

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

Below is a summary of the movement in the capital structure of the Company for the past 3 years.

Ordinary Shares

On February 2021, the Company issued a total of 20,518 Ordinary Shares at a share price of $3.6125 per share for a total subscription amount of $74,100 for the performance remuneration.

On February 22, 2021, the Company issued 625,000 Ordinary Shares at a share price of $4.00 per share to raise $2,500,000 for working capital.

On March 4, 2021, the Company entered into subscription agreements in a private placement with investors to subscribe a total of 573,350 shares in the Company at a price of $4.00 per share for total proceeds of $2,293,400. The use of the proceeds is to build out manufacturing infrastructure and working capital.

On March 23, 2021, the Company issued 708,000 Ordinary Shares at a price of $6.50 per share to raise $4,602,000 for developing its current businesses, corporate expenditures and general corporate purposes.

On July 6, 2021, the Company entered into three Securities Purchase Agreements (“SPA”) with investors (“Investors”) for the total sale of 888,887 Ordinary Shares of, no par value, of the Company (“Ordinary Shares”) at a price of $3.15 per share (the “Cash Offerings”). The Cash Offerings generated net cash proceeds of approximately $2,765,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company’s electronic glass business and working capital.

On January 3, 2022, the Company entered into convertible note purchase agreements with investors raising a total of US$10 million by the issuance of $10 million convertible notes (“Note”). The Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of $3.12 per share, subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. On the same date, the notes were converted and a total of 3,205,128 shares were issued.

On January 19, 2022, the Company issued a total of 664,871 Ordinary Shares as a result of the conversion of convertible promissory note of about $1,8 million (approximately HK$14,000,000) issued on January 20, 2020.

In March 2022, the Company approved the issuance of 698,888 shares at a price of $4.50 per share for a total raise of about $3.145,000. The Company intends to use the net cash proceeds for the purchase of equipment for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

In April 2022, the Company issued a total of 507,692 Ordinary Shares as a result of the conversion of convertible promissory note of $1,650,000 which was issued in December 2020.

In April 2022, the Company issued 732,900 shares at a share price of $4.50 per share for a total subscription amount of $3,298,060. The proceeds from this sale of shares were used for the expansion of the lamination plant in USA, air filter operation, investment in new projects and working capital.

On June 29, 2022, the Company issued 646,173 shares at a share price of $4.50 per share for a total subscription amount of $2,907,786. The proceeds from this sale of shares were used for the Company’s operation and working capital.

On August 23, 2022, the Company issued 2,200,000 Ordinary Shares at a share price of $1.59 for a total of $3,498,000 to consultants.

In August and September 2022, the Company issued a total of 2,539,682 shares at a share price of $1.26 per share for a total subscription amount of $3,200,000. The proceeds were used for the Company’s operation and working capital.

On February 16, 2023, the Company issued 163,053 Ordinary Shares at a share price of $0.65 for a total of $105,984 to consultants.

On May 8, 2023, the Company issued 19,230 Ordinary Shares at a share price of $0.65 for a total of $12,500 to consultants.

On May 15, 2023, the Company issued 479,167 Ordinary Shares at a share price of $0.48 for a total of $230,000 to consultants.

From June to September 2023, the Company issue a total of 299,998 Ordinary Shares at a share price of $0.30 per share to raise a total of $90,000 for working capital.

On October 16, 2023, we effected a 1-for-10 share consolidation of our Ordinary Shares, which was approved at a special meeting of our shareholders on September 29, 2023. This reduced the number of outstanding shares of our common stock from 21,486,202 shares to 2,148,501 shares, after adjusting for fractional shares.

From this section onwards, * means post share consolidation of 10 shares for 1 share effective from October 16, 2023.

On October 17, 2023, the Company issued 300,000* shares at a price of $2.50* per share for a total of $750,000 for the acquisition of a subsidiary- Itana Energy Pty Ltd (formerly known as Teko Energy Pty Ltd).

On November 8, 2023, the Company issued 114,116* Ordinary Shares at a share price of $2.00* for a total of $228,232 to consultants.

On November 8, 2023, the Company issued 45,000* Ordinary Shares at a share price of $2.00* per share to raise $90,000 for working capital.

On November 25, 2023, the Company issued a total of 240,000* Ordinary Shares as a result of the conversion of convertible promissory note of $600,000 issued in July 2022.

In December 2023, the Company issue a total of 562,817* Ordinary Shares at a share price of $2.50* per share to raise a total of $1,407,043 for working capital.

In January 2024, the Company issued a total of 21,000* Ordinary Shares at a share price of $2.50* per share to raise a total of $52,500 for working capital.

* Post share consolidation of 10 shares for 1 share effective from October 16, 2023.

Convertible Notes

From July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) where each Subscriber subscribed to a convertible note (“CPNote”). The CPNote is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on the then 30-day VWAP multiplied by 90%.

In November and December 2023, all of the CPNote were converted into eGlass shares, except for $600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of $2.50 per share.

In November 2023, the Company issued a US$15 million Convertible Note (the “NSI-Note”) to Nextglass Solutions Inc. (“NSI”), a Delaware corporation. The NSI-Note is non-interest bearing and maturing in two years from the date of the NSI-Note. The holder of the NSI-Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.42 per share over the term of the NSI-Note. The conversion price is subject to downward adjustment and has a floor price of US$1.00 if the Company sells ordinary shares below the conversion price within 12 months from the date of the NSI-Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion NSI would own more than 19.99% equity interest in the Company. The Company will use the proceeds of the US$15,000,000 raise to invest in the smartglass lamination operation.

On July 22, 2024, the Company issued a US$350,000 Convertible Note (the “MCPL-Note”) to Montague Capital Pty Ltd. (“Montague”), an Australia corporation. The MCPL-Note is interest bearing at 6% per annum and maturing in two years from the date of the NSI-Note. The holder of the MCPL-Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the MCPL-Note. There is a conversion limitation such that no conversion can be effected if after such conversion Montague and its associates would own more than 19.99% equity interest in the Company. The Company will use the proceeds for working capital. At the date of this report none of the MCPL-Note has been redeemed or converted.

Warrants

On February 20, 2020 the Company entered into a SPA for the sale of 158,730 Ordinary Shares of the Company and warrants (“Warrants”) to purchase up to 126,984 Ordinary Shares. The Warrants were exercisable for the period of 12 months from the date of issuance, at an exercise price of $10.50 per Share. If the VWAP of the Company’s Ordinary Shares on the trading day immediately prior to the exercise date is less than $10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company. On May 12, 2020, all the Warrants were exercised by means of a cashless exercise.

On January 3, 2022 in connection with the sale of the convertible note, the Company issued to the noteholders warrants to purchase up to 2,139,032 shares raising an additional $8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at $37.40 for each share (post-share consolidation). Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In January 2024, none of these warrants were exercised and all these warrants expired.

In connection with the private placement in August and September 2022, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares raising an additional $3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at $12.60 for each share (post-share consolidation). Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In September 2024, none of the warrants were exercised and all these warrants expired.

In connection with the Convertible Notes issued to Montague in July 2024, the Company to the noteholder warrants to purchase a total of 403,846 shares raising an additional $525,000, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at $1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. At the date of this report none of the warrants have been exercised.

Options

The Company had no employee share options issued and outstanding as of December 31, 2023.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan (“2021 ESOP”). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company and at the absolute discretion of the Board. The 2021 ESOP is valid for 10 years term. The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price and other relevant terms of an option is to determine by the Board at its sole discretion. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 20% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1001.

As at December 31, 2023 the Company had no employee share options issued and outstanding in respect to the 2021 ESOP.

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

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 (Cth) is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia’s taxation laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding AUD10,000 to Australian Transaction Reports and Analysis Centre.

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

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2023.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (the “2013 Framework”) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2023 under the COSO 2013 Framework.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2023:

i.	inadequate segregation of duties due to limited number of personnel, which makes the reporting process susceptible to management override; and

ii.	Lack of technical accounting expertise to evaluate complex accounting transactions, such as convertible promissory notes; and

iii.	Lack of formal accounting processes over key accounting areas.

Management believes that the material weaknesses set forth in items (i) through (iii) above did not have an effect on the Company’s financial reporting during the year ended December 31, 2023.

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

While we now believe that these material weaknesses are continuing being addressed, we will continue our remediation efforts during fiscal year 2024.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended December 31, 2023.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year 2023 and 2022, the following fees were paid or payable for services provided by Audit Alliance LLP, auditor of the Group.

Fee Category	2023	2022
Audit Fees	$130,800	$150,500
Audit-Related Fees	$-	$-
All Other Fees	$-	$5,500

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

Not applicable.

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

ITEM 18. FINANCIAL STATEMENTS

Integrated Media Technology Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations, and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately $18.35 million during the year ended December 31, 2023 and had accumulated losses of approximately $53.82 million as of December 31, 2023, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Convertible Promissory Notes

Critical Audit Matter Description

As discussed in Notes 3, 22 and 23 to the consolidated financial statements, during the year ended December 31, 2023, the Group issued one convertible promissory note. The Group analyzed the convertible promissory note for embedded derivatives and determined they contained conversion options and embedded derivatives, which were recorded at fair value as a liability upon inception of the notes, and were revalued at the reporting date at fair value.

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

/s/ Audit Alliance LLP
Audit Alliance LLP

Singapore

October 22, 2024

We have served as the Group’s auditor since 2021.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in United States dollars, except number of shares)

		Years ended December 31,
	Note	2023 US$	2022 US$	2021 US$
Revenue, net	4	373,676	364,405	144,311
Cost of sales		(261,566)	(475,546)	(111,680)
		112,110	(111,141)	32,631
Interest income		4	392,622	14,096
Other income	5	10,137	1,990	250,944
Gain/(loss) on fair value change in derivative financial instruments	21	1,677,178	484,361	(629,564)
Loss on disposal of financial assets at fair value through other comprehensive income		-	(202,363)	-
		1,799,429	565,469	(331,893)

Expenses
Finance costs	6	(418,622)	(633,884)	(1,495,288)
Employee benefit expenses	7	(517,547)	(1,011,992)	(1,206,065)
Depreciation and amortization expenses	7	(919,465)	(1,373,141)	(991,512)
Professional and consulting expenses		(1,242,743)	(4,311,514)	(1,775,586)
Travel and accommodation expenses		(5,932)	(110,526)	(68,291)
Other expenses	7	(19,280,901)	(1,492,470)	(480,013)
Other gains	7	14,885	98,144	1,256,730
Share of losses of associates		(175,507)	(223,354)	-
Gain/(loss) on fair value change in warrant		2,396,291	(2,408,271)	-
Total expenses		(20,149,541)	(11,467,008)	(4,760,025)

Loss before income tax	7	(18,350,112)	(10,901,539)	(5,091,918)
Income tax expense	8	-	-	-

Loss for the year		(18,350,112)	(10,901,539)	(5,091,918)

Loss and total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited		(16,733,789)	(9,968,493)	(4,726,284)
Non-controlling interest		(1,616,323)	(933,046)	(365,634)

		(18,350,112)	(10,901,539)	(5,091,918)

Loss per share		US$	US$	US$
- Basic and Diluted	10	(4.91)	(4.86)	(5.07)

The above consolidated statements of profit or loss and comprehensive loss should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in United States dollars)

		December 31,
		2023	2022
	Note	US$	US$
ASSETS
Current Assets
Cash and cash equivalents		675,781	50,536
Trade receivables	11	-	580,582
Other receivables	11	17,354	2,039,517
Inventories	12	2,996,964	4,195,077
Loan receivable	13	-	6,902,000
Other current assets	11	215	1,695,707
Amount due from an associate	14	-	476,815
Amounts due from the former group companies	15	-	5,339,834

Total Current Assets		3,690,314	21,280,068

Non-Current Assets
Plant and equipment, net	16	1,444,460	2,233,393
Other assets – equipment deposits	17	24,260,847	14,260,847
Intangible assets	18	739,207	869,387
Investment in an associate	14	-	175,507

Total Non-Current Assets		26,444,514	17,539,134

TOTAL ASSETS		30,134,828	38,819,202

LIABILITIES
Current Liabilities
Trade and other payables	19	926,669	698,493
Convertible promissory notes	20	-	5,118,173
Derivative financial instruments	22	1,449,000	1,677,178
Warrant liabilities	23	11,980	-

Total Current Liabilities		2,387,649	7,493,844

NON-CURRENT LIABILITIES
Convertible promissory notes	20	11,144,000	-
Warrant liabilities	23	-	2,408,271

Total Non-Current Liabilities		11,144,000	2,408,271

TOTAL LIABILITIES		13,531,649	9,902,115

NET CURRENT ASSETS		1,302,665	13,786,224

NET ASSETS		16,603,179	28,917,087

CAPITAL AND RESERVES
Issued capital (no par value 3,410,434 and 2,052,359* ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively)	25	68,977,851	65,464,091
Other reserves		1,986,542	(558,298)
Accumulated losses		(53,821,478)	(37,087,689)

Equity attributable to equity shareholders of Integrated Media Technology Limited		17,142,915	27,818,104
Non-controlling interests		(539,736)	1,098,983

TOTAL EQUITY		16,603,179	28,917,087

*	Retrospectively restated for one-for-ten share consolidation with effective date of October 16, 2023.

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in United States dollars)

	Attributable to owners of the Group
	Issued Capital	Accumulated Losses	Other Reserves	Non-controlling Interest	Total
	US$	US$	US$	US$	US$
Balance as of December 31, 2020 and as of January 1, 2021	23,784,959	(24,477,782)	2,084,870	2,559,797	3,951,844

Changes in equity for 2021:
Loss for the year	-	(4,726,284)	-	(365,634)	(5,091,918)
Fair value through other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(4,726,284)	-	(365,634)	(5,091,918)
Transfer other reserve to accumulated losses	-	2,084,870	(2,084,870)	-	-
Acquisition of subsidiary	-	-	45,392	547,913	593,305
Disposal of subsidiary	-	-	-	(1,175,894)	(1,175,894)
Issuance of shares for services (Note 25(b))	74,100	-	-	-	74,100
Issuance of new ordinary shares for cash (Note 25(b))	12,111,314	-	-	-	12,111,314
Balance at December 31, 2021 and as of January 1, 2022	35,970,373	(27,119,196)	45,392	1,566,182	10,462,751

Changes in equity for 2022:
Loss for the year	-	(9,968,493)	-	(933,046)	(10,901,539)
Fair value through other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(9,968,493)	-	(933,046)	(10,901,539)
Release of other reserve upon sale of financial asset	-	-	(45,392)	-	(45,392)
Acquisition of subsidiary	-	-	(558,298)	962,907	404,609
Deemed disposal of subsidiary	-	-	-	(497,060)	(497,060)
Issuance of ordinary shares on conversion of convertible notes (Note 25(b))	3,444,872	-	-	-	3,444,872
Issuance of shares for services (Note 25(b))	3,498,000	-	-	-	3,498,000
Issuance of new ordinary shares for cash (Note 25(b))	22,550,846	-	-	-	22,550,846
Balance at December 31, 2022 and as of January 1, 2023	65,464,091	(37,087,689)	(558,298)	1,098,983	28,917,087

Changes in equity for 2023:
Loss for the year	-	(16,733,789)	-	(1,616,323)	(18,350,112)
Fair value through other comprehensive income	-	-	-	-	-
Total comprehensive loss for the year	-	(16,733,789)	-	(1,616,323)	(18,350,112)
Acquisition of subsidiaries	750,000	-	-	(22,396)	727,604
Issuance of convertible note	-	-	2,544,840	-	2,544,840
Issuance of shares for services (Note 25(b))	576,717	-	-	-	576,717
Issuance of new ordinary shares for cash (Note 25(b))	1,587,043	-	-	-	1,587,043
Issuance of shares on conversion of debts (Note 25(b))	600,000	-	-	-	600,000
Balance at December 31, 2023	68,977,851	(53,821,478)	1,986,542	(539,736)	16,603,179

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in United States dollars)

		Years Ended December 31,
		2023	2022	2021
	Note	US$	US$	US$
Cash flows from operating activities
Loss before income tax		(18,350,112)	(10,901,539)	(5,091,918)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Depreciation and amortization		919,465	1,373,141	991,512
Fair value change in derivative financial instruments	22	(1,677,178)	(484,361)	629,564
Changes in fair value of warrants		(2,396,291)	2,408,271	-
Share of losses of an associate		175,507	223,354	-
Net cash inflow/(outflows) from changes in working capital	30(b)	5,175,402	(11,429,623)	(718,570)
Provision for inventories		1,009,444	775,969	7,054
Provision for trade receivables		768,489	70,769	(10,753)
Provision for equipment deposit		5,000,000	-	-
Provision for other receivable		2,235,638	-	-
Provision for loan receivable		6,902,000	-	-
Provision for other current assets		1,592,143	-	-
Provision for due from associate		545,128	-	-
Provision for due from former companies		217,639	-	-
Provision for intangibles assets		722,784	-	-
Loss/(gain) on disposal of subsidiaries	24(a)	-	84,934	(973,854)
Loss on deemed disposal of subsidiary		-	13,242	-
Loss on disposal of investment in equity instrument		-	202,363	-
Write off of intangible assets		-	425,736	-
Plant and equipment written off		-	53,895	-

Net cash provided by/(used in) operating activities		2,840,058	(17,183,849)	(5,166,965)

Cash flows from investing activities
Purchase of plant and equipment		(350)	(11,414)	(53,137)
Purchase of other assets – equipment deposits		(15,000,000)	(11,057,597)	(8,350,000)
Cash acquired on acquisition/(disposal) of subsidiaries	24	2,110	(3,743,148)	(24,605)
Purchase of intangible assets		-	(466,498)	(1,174,688)
Purchase of investment in financial assets		-	-	(397,583)
Purchase of right of use assets		-	-	(1,608,280)
Proceeds from sale of investment in equity instrument		-	195,220	-
Capital injection from minority shareholders		-	-	302,314

Net cash used in investing activities		(14,998,240)	(15,083,437)	(11,305,979)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares		1,587,043	22,550,846	12,111,314
Issuance of shares for services		576,717	3,498,000	74,100
Proceeds from issuance of convertible promissory notes		15,000,000	5,502,927	-
Finance costs for convertible notes		522,594	566,495	1,348,174
Redemption for convertible notes		(4,902,927)	-	-
Inception of lease liabilities		-	-	1,447,484

Net cash provided by financing activities	30(a)	12,783,427	32,118,268	14,981,072

Net increase/(decrease) in cash and cash equivalents		625,245	(149,018)	(1,491,872)
Cash and cash equivalents at the beginning of financial year		50,536	199,554	1,691,426

Cash and cash equivalents at the end of financial year		675,781	50,536	199,554

Analysis of cash and cash equivalents:
Cash and bank balances		675,781	50,536	199,554

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMTE”) and its controlled entities for the years ended December 31, 2023, 2022 and 2021 which were authorized for issue by the Board of Directors on October 22, 2024. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, and Malaysia.

The Company and its subsidiaries are referred to as the “Group”.

Going Concern

The Group’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. For the year ended December 31, 2023, the Group had generated a net loss US$18,350,112 and had accumulated losses of US$53,821,478 since inception. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. For the year ended December 31, 2023, the funds raised were used for the purchase of equipment and working capital. The Group will need to continue to raise funds through the sale of its equity securities and issuance of debt instruments to obtain additional operating capital. The Group will continue to be dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Group can earn revenue and realize positive cash flow from its operations.

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

The consolidated financial statements of the Group are presented in United States dollars (“US$” or “$”), unless otherwise stated.

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

Change of reporting functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2023, the Company adopted the US dollar (“US$” or “$”) as its functional currency. Prior to January 1, 2023, the functional currency of the Company was the Australian dollar and the Company’s financial results had been reported in Australian dollars as explained below. See below for additional disclosure regarding the change in functional currency.

The Company’s self-sustaining Malaysia operation is translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

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

The acquisition method of accounting is used to account for business combinations by the group (see note 3(c)).

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

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognised at cost.

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

(d) Current And Deferred Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income/loss or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Intangible Assets (continued)

(iv) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives ranging 2-5 years. Costs associated with maintaining computer software are recognized as an expense when incurred.

(f) Inventories

Finished goods are stated at the lower of cost and net realizable value on a “weighted average cost” basis. Cost comprises direct materials and delivery costs, import duties and other taxes. Costs of purchased inventories are determined after deducting rebates and discounts received or receivable. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

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

The Group presents right-of-use assets that do not meet the definition of investment property in property, plant and equipment and lease liabilities in loans and borrowings in the statement of financial position.

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(k) Foreign Currency Translation

(i) Functional and presentation currency

As disclosed above, effective January 1, 2023, the Company adopted the US dollar as its functional currency. Prior to January 1, 2023, the functional currency of the Company was the Australian dollar. The reason for the change of functional currency is for the change of the currency used in the business operations, including in Australia where the Company did not have business operations regarding to the revenue and purchase operations or used the Australian dollar in its or the Groups operations. The Malaysia operation is considered self-sustaining with the Malaysia Ringette as their functional currency. The remaining operations are considered integrated and have the US dollar as their functional currency.

The change in functional currency of the Company is due to the increased exposure to the US dollar as a result of the growth in international operations outside Australia. The adoption of the Malaysia Ringette as the functional currency of the Malaysia operation is the result of the increased financial self-sustainability of this operation and its overall exposure to Ringette transactions.

The change in functional currency did not have any material effect to net income for the period as most of the assets and liabilities were US dollar denominated.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“US$” or “$”), which is the Group’s presentation currency.

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

(iii) Group companies

The results of foreign operations are translated into United States Dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, are translated into United States Dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the years ended December 31, 2023 and 2022, there was no comprehensive income. The significant monetary items denominated in currencies other than United States dollars include trade and other receivables and inventories.

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

(n) Warrant Liabilities

The warrant liabilities which are viewed as debts instruments, are measured at fair value through profit or loss. Each of the Company’s warrants contains a written put option and as a result of the existence of these put options, the warrants are required to be classified as a financial liability under IAS32.

The liability has been designated as at fair value through profit or loss on initial recognition and subsequent changes in fair value are recognised in the profit or loss. This liability is considered a derivative financial liability.

The warrant liability is classified as non-current, unless the underlying warrants will expire or be settled within 12 months from the end of a given reporting period.

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

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in other reserve until either the bonds are converted or redeemed. If the note is converted, the other reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital as consideration for the shares issued. If the note is redeemed, the other reserve is transferred to the retained earning reserve account.

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

(z) Related Party Transactions

For the purpose of these consolidated financial statements, related party includes a person and entity as defined below:

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (i).

(vii)	A person identified in (i)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Fair Value

Fair values may be used for financial asset and liability measurement and for sundry disclosures.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is based on the presumption that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market. The principal of most advantageous market must be accessible to, or by, the Group.

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

(ab) Investments And Other Financial Assets

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

(ab) Investments And Other Financial Assets (continued)

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

(iv) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 11(c) for further details. The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ac) New, Revised or Amending Accounting Standards and Interpretations

New standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, the Group has not early adopted them in preparing these Consolidated Financial Statements.

New or Amended Standard Forthcoming requirements	Title of the Standard	Effective for Annual Periods Beginning on or After
Lease Liability in Sale and Leaseback	Amendments to IFRS 16 Leases	January 1,2024
Classification of Liabilities as Current or Non-current	Amendments to IAS 1 Presentation of Financial Statements	January 1,2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1,2025
Lack of Exchangeability	Amendments to IAS 21	January 1,2025
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Available for optional adoption/effective date deferred indefinitely

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

(iv) Fair value estimate of warrant liability

Fair value estimation of warrant liability is included in note 3(n) and note 23 of the financial statements.

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

NOTE 4. REVENUE AND SEGMENT INFORMATION

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Sales of Halal products	373,676	364,405	-
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	-	-	2,974
Sales of air-filter products	-	-	141,337
Total Revenue	373,676	364,405	144,311

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has seven operating segments for the year ended December 31, 2023 (2021: six and 2022: seven), being (1) the sale of electronic glass, (2) sales of air-filter products, (3) sales of Halal products, (4) NFT, (5) corporate, (6) provision of consultancy and (7) provision of new energy products and solutions.

Disaggregation of Revenue

Timing of transfer of good or services

2023	At a point in time US$	Total US$
Sales of Halal products	373,676	373,676

2022	At a point in time US$	Total US$
Sales of Halal products	364,405	364,405

2021	At a point in time US$	Total US$
Development, sales and distribution of 3D autostereoscopic products and conversion equipment	2,974	2,974
Sales of air- filter products	141,337	141,337
Total Revenue	144,311	144,311

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Revenue by geographic location

The Group’s operations are located in Malaysia. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Malaysia	373,676	364,405	58,380
Hong Kong	-	-	2,974
China	-	-	5,116
USA	-	-	77,841
	373,676	364,405	144,311

Non-current assets by geographic location

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
USA	24,260,847	14,265,605	3,346,369
Korea	1,437,333	2,222,075	3,010,558
Malaysia	477,757	567,712	-
Canada	268,458	483,082	-
Australia	119	660	409,237
Hong Kong	-	-	1,413,786
China	-	-	7,683,844
	26,444,514	17,539,134	15,863,794

Major customers

For the year ended December 31, 2023, the Group has three individual customers (2022 and 2021: two and two respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2023		December 31, 2022		December 31, 2021
	Percentage of Revenue	Balance due US$	Percentage of Revenue	Balance due US$	Percentage of Revenue	Balance due US$
Customer A	-	-	-	-	53.93%	76,000
Customer B	-	-	-	-	40.45%	57,000
Customer C	12%	-	72.39%	234,956	-	-
Customer D	70%	34,887	16.27%	58,286	-	-
Customer E	18%	-	-	-	-	-

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

Segment information for the reporting period is as follows:

	Consolidated
For the year ended 31 December 2023	Sales of electronic glass US$	Sales of air- filter products US$	Sales of Halal products US$	Provision of consultancy US$	NFT US$	Energy products and solutions US$	Corporate US$	Total US$
Revenue
Revenue from operating activities	-	-	373,676	-	-	-	-	373,676
Interest income	-	-	3	1	-	-	-	4
Loss on fair value changes in investment	-	-	-	-	-	-	1,677,178	1,677,178
Other income	-	-	-	-	-	-	10,137	10,137
Segment revenue	-	-	373,679	1	-	-	1,687,315	2,060,995

Cost of sales	-	-	(261,566)	-	-	-	-	(261,566)
Employee benefit expenses	-	-	(159,252)	-	-	-	(358,295)	(517,547)
Depreciation and amortization expenses	-	(784,000)	(85,558)	(4,200)	(44,625)	-	(1,082)	(919,465)
Professional and consulting expenses	(18,000)	(268,800)	(7,289)	(462,790)	-	(22,500)	(463,364)	(1,242,743)
Travel and accommodation expenses	-	-	(1,784)	-	-	-	(4,148)	(5,932)
Other operating expenses	-	(148)	(64,279)	(139,030)	-	-	(88,351)	(291,808)
Finance costs	-	(121,995)	(32,684)	(2,530)	-	-	(261,413)	(418,622)
Share on losses of associates	-	-	-	-	-	-	(175,507)	(175,507)
Provision for inventory	-	-	(18,838)	-	(990,606)	-	-	(1,009,444)
Provision for bad debt	-	(67,605)	(655,305)	-	(41,407)	-	-	(764,317)
Provision for other receivables	-	(730,411)	(1,330,820)	(101,556)	-	-	(72,851)	(2,235,638)
Provision for other current assets	-	(1,313,920)	(278,223)	-	-	-	-	(1,592,143)
Provision for loan receivable	-	-	-	-	-	-	(6,902,000)	(6,902,000)
Provision for equipment deposits	(5,000,000)	-	-	-	-	-	-	(5,000,000)
Provision for associate	-	-	-	-	-	-	(545,128)	(545,128)
Provision for former companies	-	-	-	-	-	-	(217,639)	(217,639)
Provision for intangible assets	-	-	-	-	-	-	(722,784)	(722,784)
Loss on fair value change in warrant	-	-	-	-	-	-	2,396,291	2,396,291
Exchange (loss)/gain	-	(2,450)	(419)	3,538	-	-	14,216	14,885
Segment expenses	(5,018,000)	(3,289,329)	(2,896,017)	(706,568)	(1,076,638)	(22,500)	(7,402,055)	(20,411,107)
Segment operating (loss)/profit	(5,018,000)	(3,289,329)	(2,522,338)	(706,567)	(1,076,638)	(22,500)	(5,714,740)	(18,350,112)

Segment assets 2023	9,260,846	822,191	1,519,552	1,193,338	227,051	5,320	17,106,530	30,134,828
Segment liabilities 2023	-	(618,149)	(58,863)	(77,702)	(365)	-	(12,776,570)	(13,531,649)

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

	Consolidated
For the year ended 31 December 2022	Sale of electronic glass US$	Sale of air-filter products US$	Sale of Halal products US$	Provision of credit risk analysis US$	Provision of consultancy US$	NFT US$	Corporate US$	Total US$
Revenue
Revenue from operating activities	-	-	364,405	-	-	-	-	364,405
Interest income	-	-	4	1	1	-	392,616	392,622
Gain on disposal of investment in equity instrument	-	-	-	-	-	-	484,361	484,361
Loss on fair value changes in investment	-	-	-	-	-	-	(202,363)	(202,363)
Other income	-	-	-	-	1,990	-	-	1,990
Segment revenue	-	-	364,409	1	1,991	-	674,614	1,041,015

Cost of sales	-	-	(475,546)	-	-	-	-	(475,546)
Employee benefit expenses	(83,688)	-	(136,948)	(74,039)	(264,229)	(97,636)	(355,452)	(1,011,992)
Depreciation and amortization expenses	(280,521)	(780,887)	(131,702)	(22,883)	(14,849)	(45,134)	(97,165)	(1,373,141)
Professional and consulting expenses	(38,892)	(127,921)	(48,885)	(7,839)	(338,288)	(108,817)	(3,640,872)	(4,311,514)
Travel and accommodation expenses	(10,318)	-	(94,274)	-	(19)	-	(5,915)	(110,526)
Other operating expenses	(21,656)	(4,900)	(122,825)	3,995	(59,278)	(65,628)	(380,267)	(650,559)
Finance costs	(89,549)	(26,420)	(9,018)	-	(12,202)	-	(496,695)	(633,884)
Share on losses of associates	-	-	-	(223,354)	-	-	-	(223,354)
Gain on disposal of subsidiaries	(70,028)	-	-	-	(529)	-	(14,377)	(84,934)
Loss on deemed disposal of subsidiary	-	-	-	-	-	-	(13,242)	(13,242)
Provision for inventory	-	-	(66,542)	-	-	(709,427)	-	(775,969)
Provision for bad debt	-	(70,769)	-	-	-	-	-	(70,769)
Written off of property, plant and equipment	-	-	-	-	-	(53,895)	-	(53,895)
Loss on fair value change in warrant	-	-	-	-	-	-	(2,408,271)	(2,408,271)
Exchange gain/(loss)	266	4,248	10,711	(1)	(7,296)	-	247,114	255,042
Segment expenses	(594,386)	(1,006,649)	(1,075,029)	(324,121)	(696,690)	(1,080,537)	(7,165,142)	(11,942,554)
Segment operating (loss)/profit	(594,386)	(1,006,649)	(710,620)	(324,120)	(694,699)	(1,080,537)	(6,490,528)	(10,901,539)

Segment assets 2022	14,124,658	3,753,922	3,522,922	-	-	344,841	17,072,859	38,819,202
Segment liabilities 2022	(947)	(346,144)	(1,292)	-	-	(359)	(9,553,373)	(9,902,115)

NOTE 4. REVENUE AND SEGMENT INFORMATION (Continued)

	Consolidated
For the year ended 31 December 2021	Development, sale and distribution of 3D displays, conversion equipment, software and others US$	Sales of electronic glass US$	Sales of air- filter products US$	Provision of credit risk analysis US$	NFT US$	Corporate US$	Total US$
Revenue
Revenue from operating activities	2,974	-	141,337	-	-	-	144,311
Interest income	14,092	-	-	4	-	-	14,096
Fair value change in derivative financial instruments	-	-	-	-	-	(629,564)	(629,564)
Other income	-	-	-	-	29,690	221,254	250,944
Segment revenue	17,066	-	141,337	4	29,690	(408,310)	(220,213)

Cost of sales	(2,033)	(4,972)	(104,675)	-	-	-	(111,680)
Employee benefit expenses	(161,233)	(78,973)	-	(8,164)	(411,619)	(546,076)	(1,206,065)
Depreciation and amortization expenses	(81,697)	(682)	(784,000)	-	(19,412)	(105,721)	(991,512)
Professional and consulting expenses	(4,336)	(6,555)	(27,561)	(229,941)	(881,055)	(626,138)	(1,775,586)
Travel and accommodation expenses	(5,963)	(49,178)	-	(7,946)	(687)	(4,517)	(68,291)
Other operating expenses	(454,467)	(27,259)	(7,066)	(19,658)	(205,056)	520,068	(193,438)
Reversal of allowance for inventory obsolescence	7,054	-	-	-	-	-	7,054
Provision for bad debt	-	-	(10,753)	-	-	-	(10,753)
Gain/ (loss) on disposal of subsidiaries	3,376,341	-	-	-	-	(2,402,487)	973,854
Finance costs	(12,527)	(45,172)	(2,249)	-	24,911	(1,460,251)	(1,495,288)
Segment expenses	2,661,139	(212,791)	(936,304)	(265,709)	(1,492,918)	(4,625,122)	(4,871,705)
Segment operating profit/(loss)	2,678,205	(212,791)	(794,967)	(265,705)	(1,463,228)	(5,033,432)	(5,091,918)

Segment assets 2021	-	11,489,919	4,712,512	1,504,925	563,757	154,645	18,425,757
Segment liabilities 2021	-	(1,242,657)	(327,374)	(578,578)	(205,834)	(5,608,562)	(7,963,006)

NOTE 5. OTHER INCOME

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Waive of debts	-	-	232,249
Underwriting fee from investment	-	-	18,682
Sundry income	10,137	1,990	13
	10,137	1,990	250,944

NOTE 6. FINANCE COSTS

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Bank overdraft and borrowing interest	1,170	18,186	-
Interest on revolving loan	-	-	12,525
Interest on operating lease liability	-	91,629	66,373
Interest on convertible promissory notes (Note 20)	417,452	524,069	1,416,390
	418,622	633,884	1,495,288

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Employee benefit expenses:
- Wages and salaries	279,690	542,385	635,997
- Staff welfare	6,032	9,882	-
- Defined contribution superannuation plan expenses	3,425	6,638	23,992
	289,147	558,905	659,989
- Executive directors’ remuneration	228,400	398,300	429,221
- Non-executive directors’ remuneration	-	54,787	116,855
	228,400	453,087	546,076
Total employee benefit expenses	517,547	1,011,992	1,206,065

Depreciation and amortization of non-current assets:
- Machinery	784,000	784,000	784,000
- Office furniture and equipment	5,283	2,065	88,287
- Leasehold improvements	-	14,909	14,182
- Intangible assets	130,182	195,041	-
- Right of use assets	-	377,126	105,043
Total depreciation and amortization	919,465	1,373,141	991,512

Other Expenses:
Allowances/(recovery) for bad debts	764,314	70,769	(10,753)
Rental expense on operating lease	59,447	56,153	86,989
Provision for inventory	1,009,444	775,969	-
Provision for equipment deposits	5,000,000	-	-
Provision for other receivable	2,235,638	-	-
Provision for loan receivable	6,902,000	-	-
Provision for other current assets	1,592,143	-	-
Provision for due from associate	545,128	-	-
Provision for due from former companies	217,639	-	-
Provision for intangible assets	722,784	-	-
Selling costs	1,652	47,415	-
Other operating expenses	173,393	331,376	282,849
Reversal of allowance for inventory obsolescence	-	-	(7,054)
Plant and equipment written off	-	53,895	-
Other expenses	57,319	156,893	127,982
	19,280,901	1,492,470	480,013
Other gains:
Gain on deemed disposal of subsidiaries	-	13,242	-
Loss/(gain) on disposal of subsidiaries	-	84,934	(973,854)
Exchange loss, net	(14,885)	(196,320)	(282,876)
Total other gains	(14,885)	(98,144)	(1,256,730)

Audit and review of financial statements:
- audit of the Group in USA	130,800	183,271	138,452
- statutory audit of the Group in Australia	-	1,651	-
- statutory audit of the subsidiaries	-	-	8,162
- review for other reporting purposes	-	35,225	65,111
Total audit and review fees	130,800	220,147	211,725

NOTE 8. INCOME TAX EXPENSE

Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Income tax expenses	-	-	-
Deferred tax expenses	-	-	-
Income tax expenses	-	-	-

(a) The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(18,350,112)	(10,901,539)	(5,091,918)

Income tax expenses on loss before income tax at 30%	(5,505,034)	(3,270,462)	(1,527,576)
Difference in overseas tax rates and adjustment for non-taxable items	3,132,395	(863,286)	(291,579)
Less the tax effect of:
Tax losses and temporary differences for the year for which no deferred tax is recognized	2,372,639	4,133,748	1,819,155
Income tax expenses	-	-	-

The tax losses carried forward for the Group at the December 31, 2023 was $4,183,600 (2022: $3,115,968, 2021: $3,115,968).

(b) Deferred tax liabilities arising from temporary differences and unused tax losses can be summarized as follows:

Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Balance brought forward	-	-
Exchange difference	-	-
Total	-	-

(c) Unrecognised deferred tax assets

	Consolidated
	2023	2022
	US$	US$
Deferred tax assets have not been recognised in respect of the following items:
i) Temporary differences at 27.5% (2022: 27.5%)	-	309,212
ii) Tax losses at 25.5% (2022: 25.5%)	-	8,547,095
	-	8,856,307

Tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these losses because it is not probable that future taxable profit will be available against which the Group can utilise the benefits from the deferred tax assets.

(d) There was no income tax payable in the consolidated statements of financial position in years 2023 and 2022.

NOTE 9. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2023 (2022: Nil).

NOTE 10. LOSS PER SHARE

	Consolidated
	December 31, 2023		December 31, 2022		December 31, 2021
Loss after income tax attributable to shareholders	US$	(16,733,789)	US$	(9,968,493)	US$	(4,726,284)
Number of ordinary shares*		3,410,434		2,052,359		932,826
Weighted average number of ordinary shares on issue*		2,223,960		1,573,059		1,599,769
Basic and diluted loss per share*	US$	(4.91)	US$	(4.86)	US$	(5.07)

* Adjusted for post-share consolidation of 10 shares for 1 share on October 16, 2023

NOTE 11. TRADE RECEIVABLES, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

(a) Trade receivables

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Trade receivables	791,496	649,168
Less: Allowances for doubtful debts	(791,496)	(68,586)
	-	580,582

The table below show movement of allowance for doubtful debts:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Movement of allowance for doubtful debts
As of January 1	68,586	-
Movement during the year	722,910	68,586
As at December 31	791,496	68,586

(i) Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Current (not past due)	14,109	96,239
Overdue: less than 1 month	11,605	232,881
Overdue: 1 month - 3 months	43,756	-
Overdue: 3 months- 12 months	256,715	4,173
Overdue: over 12 months	465,311	315,875
	791,496	649,168

(ii) Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balances are debtors with an aggregate carrying amount of US$777,387 (2022: US$552,929) which are past due at the end of the reporting period for which the Group has made provision for impairment loss of US$753,418 (2022: US$68,586).

The carrying value of trade receivables is considered reasonable approximation of fair value to the short-term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 28(e) for further details of credit risk management.

NOTE 11. TRADE RECEIVABLES, OTHER RECEIVABLES AND OTHER CURRENT ASSETS (continued)

(b) Other receivables

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Other receivables	888,901	2,039,517
Provision	(871,547)	-
	17,354	2,039,517

The other receivables mainly relate to advances for purchase of halal products and inner layer film.

(c) Other current assets

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Trade deposits	313,920	343,500
Other deposits	1,278,438	1,310,615
Prepayments	-	41,406
VAT receivable	-	186
Provision for other current assets	(1,592,143)	-
	215	1,695,707

The other deposits mainly relate to the purchase of air filter designs and products.

NOTE 12. INVENTORIES

Inventories consist of the following:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Finished goods – Halal products	98,304	350,252
Finished goods – displays and other products	4,600,000	4,600,000
Provision for inventories	(1,701,340)	(755,175)
	2,996,964	4,195,077

NOTE 13. LOAN RECEIVABLE

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Loan receivable	6,800,000	6,800,000
Loan interest receivable	102,000	102,000
Provision for loan receivable	(6,902,000)	-
	-	6,902,000

On September 15, 2022 the Company completed the sale of 100% of its equity interest in eGlass Technologies Ltd (“eGlass”) to Capital Stone Holdings Limited (“Purchaser”) for US$6.8 million (“Consideration”). The Purchaser agreed to pay the Consideration by issuing to the Company a debt instrument (“Loan”), which bears interest of 5% per annum, repayable in 2 years and secured against the shares of eGlass. The Purchaser has indicated an intention to list eGlass on the Australia Securities Exchange (“ASX”) by July 2024. Pursuant to the sale purchase agreement between the parties, the Purchaser has the right to pay the Loan by giving the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by 10% discount to the then 5-day volume weighted average closing price (“VWAP”); provided that such price may not be greater than the 120% of the IPO Price. Alternatively, the Company has the right to have the Purchaser repay the Loan by transferring to the Company the number of shares in eGlass calculated by dividing the amount of outstanding loan by the IPO Price. Any outstanding loan amount that could not be fully repaid by the eGlass shares would be settled by cash.

NOTE 14. INVESTMENT IN AN ASSOCIATE

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Interest in associate	-	175,507
Due from an associate company, net	545,128	476,815
Provision for associate	(545,128)	-
	-	652,322

The following information contains only the particulars of a material associate, which is unlisted corporate entity whose quoted market price is not available:

Name of Associates	Country of Incorporation	Principal Activities	Paid Up Capital		Percentage Owned
					2023	2022
Greifenberg Digital Limited	Canada	Investment holding	US$	2,087,000	23.96% (Direct)	23.96% (Direct)

Summarised financial information in respect of the Group’s associate company is set out below. The summarised financial information below represents amounts in associate’ financial statements prepared in accordance with IFRS Accounting Standard.

As at 31 December	2023	2022
	US$	US$
Current assets	183,761	85,420
Non-current assets	1,472,254	1,656,298
Current liabilities	(1,342,231)	(983,596)
Net assets	313,784	758,122

Group share of net assets	23.96%	23.96%
Year ended 31 December	75,183	181,646

Revenues, net	370,000	90,000
Loss after tax	(444,347)	(865,548)

Other than as disclosed in Note 29(b), the non-trade amounts due from associate is unsecured, 5% interest bearing and repayable on demand.

NOTE 15. AMOUNTS DUE FROM THE FORMER GROUP COMPANIES

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Amounts due from former group companies - net	217,639	5,339,834
Provision for due from former group companies	(217,639)	-
	-	5,339,834

As at December 31, 2022, the non-trade amounts due from former group companies include an amount of about US$5.5 million relating to convertible bonds issued by the Company, which are non-interest bearing, unsecured and payable on the maturity date of the convertible bonds, details are set out in Note 20(a). In 2023, these non-trade amount was settled through the conversion of US$600,000 to 240,000 shares in the Company and the remaining amount of about US$4.9 million was settled through the conversion of shares in eGlass Technologies Limited.

The other amount due to former group companies are unsecured, interest at 5% per annum and repayable on demand. During the year, the interest charged by former group companies amounted to US$261,111 (2022: US$2,185).

NOTE 16. PLANT AND EQUIPMENT

	Consolidated
	Leasehold Improvements US$	Fixtures and Equipment US$	Machinery US$	Total US$
As of December 31, 2021
Cost	31,679	166,086	5,569,428	5,767,193
Accumulated depreciation	(14,183)	(143,053)	(910,664)	(1,067,900)
Carrying amount as of December 31, 2021	17,496	23,033	4,658,764	4,699,293

Year ended December 31, 2022
Opening carrying amount	17,496	23,033	4,658,764	4,699,293
Additions	-	78,428	-	78,428
Disposals	-	(36,028)	(1,653,431)	(1,689,459)
Write-off	(2,587)	(51,308)	-	(53,895)
Depreciation expenses	(14,909)	(2,065)	(784,000)	(800,974)
Closing carrying amount as of December 31, 2022	-	12,060	2,221,333	2,233,393

As of December 31, 2022
Cost	29,092	157,178	3,915,997	4,102,267
Accumulated depreciation	(29,092)	(145,118)	(1,694,664)	(1,868,874)
Close carrying amount as of December 31, 2022	-	12,060	2,221,333	2,233,393

Year ended December 31, 2023
Opening carrying amount	-	12,060	2,221,333	2,233,393
Additions	-	350	-	350
Depreciation expenses	-	(5,283)	(784,000)	(789,283)
Closing carrying amount as of December 31, 2023	-	7,127	1,437,333	1,444,460

As of December 31, 2023
Cost	-	157,528	3,915,997	4,073,525
Accumulated depreciation	-	(150,401)	(2,478,664)	(2,629,065)
Carrying amount as of December 31, 2023	-	7,127	1,437,333	1,444,460

NOTE 17. EQUIPMENT DEPOSIT

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Carrying value as at January 1	14,260,847	8,350,000
Addition during the year	15,000,000	10,910,847
Disposal to former group companies	-	(5,000,000)
Provision during the year	(5,000,000)	-
Carrying value as at end of year	24,260,847	14,260,847

The equipment deposit is for the lamination equipment for the manufacturing of smartglass. During the year, the Company paid a further deposit of $15 million to SWIS Co., Limited for the purchase of 3 additional lines for its planned operation and made a provision of $5 million for the lamination line deposit paid in 2021.

NOTE 18. INTANGIBLE ASSETS

	Consolidated
	Technologies and Knowhow US$	Patents and Trademark US$	Software and License US$	Goodwill US$	Total US$
Cost
As of January 1, 2022	6,213,627	182,340	375,324	-	6,771,291
Additions	1,115,378	-	374,786	-	1,490,164
Disposal	(1,868,998)	-	-	-	(1,868,998)
Write-off	(4,793,340)	(182,340)	(375,324)	-	(5,351,004)
As of December 31, 2022	666,667	-	374,786	-	1,041,453

As of January 1, 2023	666,667	-	374,786	-	1,041,453
Additions	-	-	-	722,784	722,784
Provision	-	-	-	(722,784)	(722,784)
As of December 31, 2023	666,667	-	374,786	-	1,041,453

Accumulated Amortization and Impairment Losses
As of January 1, 2022	(4,793,340)	(182,340)	(375,324)	-	(5,351,004)
Amortisation	(150,753)	-	(44,288)	-	(195,041)
Disposal	22,977	-	-	-	22,977
Write-off	4,793,340	182,340	375,324	-	5,351,004
December 31, 2022	(127,776)	-	(44,288)	-	(172,064)

As of January 1, 2023	(127,776)	-	(44,288)	-	(172,064)
Amortisation	(83,333)	-	(46,849)	-	(130,182)
As of December 31, 2023	(211,109)	-	(91,137)	-	(302,246)

Carrying Amount
As of December 31, 2023	455,558	-	283,649	-	739,207
As of December 31, 2022	538,889	-	330,498	-	869,387

NOTE 19. TRADE AND OTHER PAYABLES

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Trade payables	97,221	98,515
Other payables	301,093	57,077
Amount due to directors (i)	98,465	275,849
Accruals	429,890	267,052
	926,669	698,493

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

NOTE 20. CONVERTIBLE PROMISSORY NOTES

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Face value of convertible promissory notes issued from July to December 2022 (note i)	5,502,927	5,502,927
Face value of convertible promissory note issued in November 2023 (note ii)	15,000,000	-
Debt discount to other reserves	(2,544,840)	-
Derivatives embedded in the convertible promissory note issued (Note 22)	(2,038,600)	(589,600)
Liability component on initial recognition	15,919,487	4,913,327
Converted to shares in the Company	(600,000)	-
Redeemed through the conversion to eGlass shares	(4,902,927)	-
Interest accrued	727,440	204,846
Carrying value as at end of year	11,144,000	5,118,173

Note (i)

From July to December 2022, the Company issued a total of approximately US$5.5 million convertible notes (“CPNote(s)”). The CPNotes are interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a former subsidiary company of the Company, on the date eGlass receives notice from Australia Securities Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price.

However, if by the first anniversary of the date of the issuance of the CPNote, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all CPNotes, according to the time of the one year anniversary, will then as appropriate, convert to shares of the Company based on then 30-day VWAP multiplied by 90%.

In addition, each noteholder shall receive warrants (“Warrant”) equal to the amount of the CPNote to subscribe for one share in eGlass at the IPO Price for a period of one year after the IPO, provided that eGlass is listed on the ASX. The Warrants are assignable and transferable prior to the IPO. If eGlass is not listed on the ASX, the Warrants will automatically expire.

In November and December 2023, all of the CPNotes were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

Note (ii)

In November 2023, the Company issued a US$15 million convertible promissory note (“Note”) to Nextglass Solutions, Inc. The Note is redeemable in 2 years and has an interest rate of 12% per annum. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the Note. The holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report, there was no conversion of the Note.

NOTE 20. CONVERTIBLE PROMISSORY NOTES (Continued)

Convertible promissory notes converted to shares during the year

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Carrying value as at January 1	5,118,173	3,083,223
Interest accrued at effective interest rate	384,754	2,761,872
Shares issued for interest payment	-	(41,591)
Shares issued on conversion of convertible promissory note	(600,000)	(3,444,872)
Redemption of convertible promissory note	(4,902,927)	-
Carrying value as at December 31	-	-

In, 2022, the Convertible Promissory Notes converted into shares of the Company are as follows:

(a) On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement the (“CN Agreement”), with an independent third party (“Noteholder”). Pursuant to CN Agreement, the Noteholder purchased from the Company a 10% convertible promissory note (the “Promissory Note”) in the principal amount of HK$14 million (equivalent to approximately US$1.8 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$5.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of $174,811 by issuing 46,741 shares to the Noteholder.

On January 19, 2022, the Noteholder converted the Promissory Note and accrued interest to a total of 664,871 shares in the Company.

(b) On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement (“the Second CN Agreement”) with a third party (“Second Noteholder”). Pursuant to the Second CN Agreement, the holder invested US$1,650,000 under a convertible note (the “Second Note”) without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liabilities based on the fact the conversion into shares could result in a variable number of shares to be issued.

On April 13, 2022 the Second Noteholder converted the Second CN Agreement to a total of 507,692 shares in the Company.

In 2023, the convertible promissory notes converted into shares of the Company are as follows:

As detailed in this Note (i) above, all the convertible notes issued from July to December 2022 totaling about US$5.5 million were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

NOTE 21. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Investment in equity instrument designated at FVOCI
As at January 1	-	383,619
Change in fair value through other comprehensive income	-	(259,156)
Disposal of investment in listed shares	-	(124,463)
As at December 31	-	-

On February 25, 2021, the Group completed the underwriting in Oakridge International Limited (“Oakridge”), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of A$0.001 per share for a total subscription amount of A$500,000.

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

In 2022, the Company disposed of the investment in Oakridge for A$275,000 (US$240,612) and realised a loss of A$225,000 (US$202,363).

NOTE 22. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$
Derivative financial liabilities:
Carrying value as at beginning of year	1,677,178	1,571,939
Derivative redeemed on conversion of promissory notes	(1,677,178)	(1,571,939)
Derivatives embedded in the convertible promissory note issued (Note 20(a))	1,449,000	589,600
Fair value change in derivative financial instruments during the year	-	1,087,578
Carrying value as at end of year	1,449,000	1,677,178

In the prior year from July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) for US$5.5 million (or about US$8,125,094) where each Subscriber will subscribe to a convertible note (“Note”). The Note is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all Notes will convert to shares of the Company based on then 30-day VWAP multiplied by 90%. In November 2023, one note holder converted its US$600,000 Note into 240,000 shares in the Company and all the remaining noteholders holding US$4,902,927 in Notes were redeemed as these noteholders converted their Notes to eGlass shares. Accordingly, the underlying derivates were released.

As at December 31, 2021, the derivatives related to two convertible promissory notes (“CN Notes”) entered into during 2020 (details are set out in Note 20) were revalued using the weighted average assumptions: volatility 90.8% and 72.80%, the weighted expected term of two years, a discount rate of 3.51% and a dividend yield of 0%. In 2022 these CN Notes were converted, and the underlying derivatives were released.

NOTE 23. WARRANT LIABILITIES

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$

Warrant liabilities	11,980	2,408,271

On January 3, 2022, the Company entered into convertible note purchase agreements raising a total of US$10 million by the issuance of US$10 million convertible notes (“Note”). Each noteholder received a warrant representing 80% of the amount of the Note, raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$37.40 for each share (post share consolidation adjusted). Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In January 2024, none of these warrants were exercised and all these warrants expired.

On August 2, 2022, the Company entered into private placing agreements raising a total US$3.2 million by the issuance of 253,968 shares (post share consolidation adjusted) in the Company at a price of US$12.60 per share (post share consolidation adjusted). In addition, each investor received a warrant representing 100% of the subscription amount, raising an additional US$3.2 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$12.60 for each share (post share consolidation adjusted). Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. At the date of this report none of the warrants have been exercised.

NOTE 24. BUSINESS COMBINATIONS

(a) Disposal of subsidiaries

In 2022, the Group disposed eGlass Technologies Ltd, Smartglass Limited and Smart (Zhenjiang) Intelligent Technologies Limited which realized a loss on disposal of US$70,028. In addition the Group disposed a number of subsidiaries due to a reorganization of the group structure which realized a loss of US$14,906. In 2021, the Group disposed 6 subsidiaries and realized a gain of US$973,854. The detail of the net gain / (loss) on the disposals during the year are set out below:

	Consolidated
	2023	2022	2021
	US$	US$	US$
Total disposal consideration	-	6,800,000	402

Carrying amount of net asset sold (note(i) below)	-	(6,884,934)	(202,442)
Loss on sales before income tax and reclassification of foreign currency translation reserve	-	(84,934)	(202,040)
Reclassification of foreign currency transaction reserve	-	-	-
Non-controlling interest	-	-	1,175,894
(Loss)/gain on disposal after income tax	-	(84,934)	973,854

(i) Net assets disposed of:

	Consolidated
	2023	2022	2021
	US$	US$	US$
Cash and bank balances	-	3,732,847	24,605
Plant and equipment	-	1,689,459	123,175
Right of use assets	-	1,126,111	-
Inventories	-	-	155,986
Trade and others receivable	-	16,548	515,132
Other deposit and prepayment	-	5,146,750	582,750
Amount due from former fellow subsidiaries	-	192,532	-
Trade and other liabilities	-	(387,130)	(1,166,442)
Amount due to a related company	-	-	(3,700)
Amount due to holding company	-	(3,691,178)	-
Lease liabilities	-	(215,559)	-
Lease liabilities - long term	-	(725,446)	-
Deferred tax liabilities	-	-	(29,064)
	-	6,884,934	202,442

NOTE 24. BUSINESS COMBINATIONS (Continued)

(a) Disposal of subsidiaries (continued)

(ii) Net cash flows from disposal of subsidiaries

	Consolidated
	2023	2022	2021
	US$	US$	US$

Consideration received, satisfied in cash	-	6,800,000	402
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	-	(3,732,847)	(24,605)
	-	3,067,153	(24,203)

(b) Deemed disposal of subsidiaries

In 2022, the Group’s equity investment in Greifenberg Digital Limited and its subsidiaries (“Greifenberg Group”) decreased from 40.75% at December 31, 2021 to 23.96% as at December 31, 2022. The Company did not consider the Greifenberg Group to be under the control of the Company as it no longer exercised control in the financial management and the control of the Greifenberg Board. Accordingly, the Group deconsolidated this subsidiary once the Company’s equity interests fell below 30% and accounted for the Greifenberg Group as an Investment in an Associate for accounting purposes. Refer to Note 14.

The details of the net loss on the deemed disposal of the Greifenberg Group are set out below:

	Consolidated
	2023	2022	2021
	US$	US$	US$

Total deemed disposal consideration	-	390,112	-
Carrying amount of net asset sold (note(i) below)	-	(900,414)	-
Loss on sales before income tax and reclassification of foreign currency translation reserve	-	(510,302)	-
Non-controlling interest	-	497,060	-
Loss on disposal after income tax	-	(13,242)	-

(i) Net assets disposed of:

	Consolidated
	2023	2022	2021
	US$	US$	US$

Intangible assets	-	1,420,288	-
Cash and bank balance	-	10,301	-
Other deposit and prepayment	-	35,312	-
Amount due to a related company	-	88,261	-
Trade and other liabilities	-	(653,748)	-
	-	900,414	-

NOTE 24. BUSINESS COMBINATIONS (Continued)

(b) Deemed disposal of subsidiaries (continued)

(ii) Net cash flows from disposal of subsidiaries

	Consolidated
	2023	2022	2021
	US$	US$	US$

Deemed consideration received, satisfied in investment in associate	-	390,112	-
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	-	(10,301)	-
	-	379,811	-

(c) Acquisition of subsidiaries

On January 31, 2022, the Company acquired 60% of the issued capital of Joint Investment Ltd (“JIL”). Pursuant to the agreement, the Company invested US$1,000,000 in the JIL representing 60% shareholdings in JIL, and the other party received 40% of the shareholding in JIL through their contribution in the operation, management, and business development in the NFT business.

On June 28, 2023, the Company acquired 100% of the issued capital of Itana Energy Pty Ltd (formerly name Teko Energy Pty Ltd) (“Teko”). Pursuant to the agreement, the Company invested US$750,000 in the Teko representing 100% shareholdings in Teko and 50% of its subsidiary’s Admiral Energy (Australia) Pty Ltd.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

	Consolidated
	2023	2022	2021
	US$	US$	US$
Purchase consideration (refer to (b) below):
Cash paid	-	-	-
Ordinary shares issued	750,000	-	-
Total purchase considerations	750,000	-	-

The assets and liabilities recognized as a result of the acquisitions are as follows:
Cash	2,110	-	-
Other assets	2,710	41,542	-
Intangible assets	-	357,000	-
Equipment	-	67,014	-
Accounts payables	-	(727,247)	-
Other payables	-	(367)	-
Net identifiable liabilities acquired	4,820	(262,058)	-
Increase/(decrease) non-controlling interests	22,396	(296,240)	-
Increase in goodwill	722,784	-	-
Increase in other reserve	-	558,298	-
	750,000	-	-

NOTE 25. ISSUED CAPITAL

(a) Share Capital

	December 31, 2023		December 31, 2022		December 31, 2021
	Number of shares*	US$	Number of shares*	US$	Number of shares*	US$
Ordinary Shares fully paid	3,410,434	68,977,851	2,052,359	65,464,091	932,826	35,970,373

*	Retroactively applied the share consolidation of 10 for 1 share on October 16, 2023.

(b) Movements in ordinary share capital

	Company
	Number of Shares	US$
January 1, 2021	6,513,671	23,784,959
Issue of shares for services	20,512	74,100
Issue of shares for cash	2,795,237	12,160,400
Legal expenses in respect of issuance of debts	-	(49,086)
December 31, 2021	9,329,420	35,970,373
Issuance of shares for execution of share options	2,200,000	3,498,000
Issuance of shares for cash	7,822,771	22,550,846
Issuance of shares on conversion of debts	1,172,563	3,444,872
December 31 2022	20,524,754	65,464,091
Issuance of shares for cash	299,998	90,000
Issuance of shares for services	661,450	348,485
Total issue of shares prior to share consolidation	21,486,202	65,902,576
1 for 10 share consolidation of our fully paid ordinary shares	(19,337,701)	-
Total issue of shares post share consolidation	2,148,501	65,902,576
Issuance of shares for cash	607,817	1,497,043
Issuance of shares for services	114,116	228,232
Issuance of shares on acquisition of subsidiaries	300,000	750,000
Issuance of shares on conversion of debts	240,000	600,000
December 31, 2023	3,410,434	68,977,851

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On October 16, 2023, the Company effectuated a 1-for-10 share consolidation of the ordinary shares, which was approved at a special meeting of the shareholders on September 29, 2023. The purpose of the share consolidation was to enable the Company to meet the Nasdaq’s minimum share price requirement. The share consolidation became effective on October 16, 2023 and every then issued and outstanding ordinary shares were automatically combined into one issued and outstanding ordinary share. This reduced the number of outstanding shares from 21,486,202 shares to 2,148,501 after adjusting for fractional shares.

NOTE 25. ISSUED CAPITAL (Continued)

(c) Convertible Notes

During the year 2021, the details of convertible notes movements are as below:-

There was no movement in convertible notes in 2021.

During the year 2022, the details of convertible notes movements are as below:-

On January 3, 2022, the Company entered into convertible note purchase agreements raising a total of US$10 million (or about A$13,910,256) by the issuance of US$10 million convertible notes (“Note”). The Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the Note. The holder of the Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.12 per share (pre share consolidation), subject to adjustment, over the term of the Note. Under the Note, the holder of the Note cannot convert the shares in the Company if such conversion would take the noteholder over 4.99% shareholding in the Company. On the same date, the notes were converted and a total of 3,205,128 shares (pre share consolidation) were issued.

On January 19, 2022 a noteholder converted all the Jan 2020 Convertible Note into a total of 664,871 shares (pre share consolidation) in the Company. The Company entered into a Convertible Note Purchase Agreement in on January 20, 2020 for an investor to purchase from the Company a 10% convertible promissory note (“Jan 2020 Convertible Note”) in the principal amount of HK$14 million (or about A$2.6million or about US$1.8million) maturing in two (2) years from the date of the agreement. In 2021, the Company paid a total of US$125,852 (or equivalent to about A$174,811) in interest by issuance of 46,741 shares (pre share consolidation) in the Company.

In April 2022, a noteholder converted all the NGT Note into a total of 507,692 shares (pre share consolidation) in the Company. The Company entered into a Convertible Note Purchase Agreement on August 6, 2020 for Nextglass Technologies Corp. to purchase from the Company a convertible promissory note (the “NGT Note”) in the principal amount of US$1,650,000 maturing in two (2) years from the date of the agreement. The NGT Note is interest free, non-secured, and each of the Company and noteholder has the right to convert the NGT Note into shares in the Company at a price of US$3.00 per share (pre share consolidation), subject to adjustment, over the term of the NGT Note.

From July to December 2022, the Company entered into a number of Subscription Agreements (“Subscription Agreements”) for US$5.5 million (or about A$8,125,094) where each Subscriber will subscribe to a convertible note (“CPNote”). The CPNote is interest free, unsecured and convertible into shares of eGlass Technologies Ltd. (“eGlass”), a then subsidiary of the Company, on the date eGlass receives notice from the Australian Stock Exchange (“ASX”) that it will be admitted to the official list of ASX, at a conversion price equal to 25% discount to the IPO Price. However, if by the first anniversary of the date of the Agreement, eGlass has not received notice from ASX that it will be admitted to the official list of ASX, all CPNotes will convert to shares of the Company based on then 30-day VWAP multiplied by 90%. In 2023, all the above CPNotes were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

During the year 2023, the details of convertible notes movements are as below:-

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). The Company received the proceeds through our solicitor firm. The NSI Note bears interest at 12% per annum maturing 2 years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report none of the NSI Notes have been converted or redeemed.

As detailed above, all the CPNotes issued from July to December 2022 totaling about US$5.5 million were converted into eGlass shares, except for US$600,000 of CPNotes which were converted into 240,000 shares in the Company at a conversion price of US$2.50 per share.

Subsequent to the year end to the date of this report, the details of convertible notes movement are as below:

On July 17, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The Note is interest bearing at 6% per annum and maturing in two years from the date issuance of the Note. The holder of the Notes has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Montague would own more than 19.99% equity interest in the Company.

In addition, the noteholder shall receive a warrant representing 150% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

NOTE 25. ISSUED CAPITAL (Continued)

(d) Warrants

During the year 2021, the details of warrants movements are as below:-

There were no warrants issued in 2021.

During the year 2022, the details of warrants movements are as below:-

On January 3, 2022 in connection with the sale of the convertible note, the Company issued to the noteholders warrants to purchase up to 2,139,032 shares (pre share consolidation) raising an additional US$8 million if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$3.74 per share (pre share consolidation) for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In January 2024, none of these warrants were exercised and all these warrants expired.

In connection with the private placements in August and September 2022, the Company issued to the shareholders warrants to purchase a total of 2,539,682 shares (pre share consolidation) raising an additional US$3.2 million, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the Agreement and can be exercised at US$1.26 per share (pre share consolidation) for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 4.99% shareholding in the Company. In September 2024, none of these warrants were exercised and all these warrants expired.

Subsequent to the year end to the date of this report, the details of warrants movement are as below:

On July 17, 2024 in connection with the Convertible Note and Warrants Purchase Agreement, the Company issued to the noteholder warrants to purchases a total of 403,846 shares raising an additional US$525,000. If all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

(e) Options

On August 17, 2022, the Company filed in accordance with the requirements under the Securities Act of 1933, as amended, in order to register 2,200,000 shares (pre share consolidation), no par value per share, issuable pursuant to the Integrated Media Technology Limited 2021 Employee Share Option Plan adopted by the Board of Directors of the Company.

2021 Employee Share Option Plan

In December 2021, the Company approved a new Employee Share Option Plan (“2021 ESOP”). The 2021 ESOP is available to employee, consultants, and eligible persons (as the case may be) of the Company upon determined by the Remuneration Committee and at the absolute discretion of the Board. The 2021 ESOP is valid for 10 years term. The shares are to be issued at a price determined by the Board. The options are to be issued for no consideration. The exercise price, duration and other relevant terms of an option is to determine by the Board at its sole discretion. The total number of the shares which may be offered by the Company under the ESOP shall not at any time exceed 20% of the Company’s total issued shares when aggregated with the number of shares issued or that may be issued as a result of offers made at any time during the previous 3-year period, the limit imposed under the Australian Securities and Investments Commission Class Order 14/1001.

As at December 31, 2023, the Company had no employee share option issued and outstanding in respect to the 2021 ESOP.

NOTE 26. RESERVES

(i)	In 2021, the significant movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the subsidiary GOXD International Limited and its subsidiaries.

(ii)	In 2022, the movement in other reserves represents the release of the reserve to accumulated losses as a result of the disposal of the investment in Financial Assets at Fair Value Through other Comprehensive Income and the acquisition of a subsidies company. (Note 24(c)).

(iii)	In 2023, the movement in other reserves represents the difference between the initial fair value of the convertible promissory note as a whole and the initial fair value of the liability component arising from the issue of the US$15 million convertible promissory note during the year.

NOTE 27. COMMITMENTS

(a) Non-cancellable operating leases

The Group had total future minimum lease payments for rent office under non-cancellable leases falling due as follows:

	Consolidated
	2023	2022
	US$	US$
Within one year	10,698	13,607
In the second to fifth years, inclusive	-	24,956
	10,698	38,563

(b) Capital commitments

As of December 31, 2023 the Group had no capital commitment.

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

(b) Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, loan receivables, amount due to ultimate holding company, and borrowings), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

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

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the loss for the year would have been increased by US$14,101 (2022: increased by US$20) / decreased by US$14,101 (2022: decreased by US$20).

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Consolidated
	Weighted average effective interest rate	Floating interest rate US$	Fixed interest rate	Non-interest bearing US$	Total US$
2023
Financial Assets
Cash and bank balances	2.18%	282,022	-	393,759	675,781
Trade receivables		-	-	-	-
Other receivables		-	-	17,354	17,354
Other assets		-	-	215	215
Due from an associated company	5.00%	-	-	-	-
Due from the former group companies	5.00%	-	-	-	-
Total Financial Assets		282,022	-	411,328	693,350

Financial Liabilities
Trade and other liabilities		-	-	926,669	926,669
Derivative financial instruments		-	-	1,449,000	1,449,000
Warrant liabilities		-	-	11,980	11,980
Convertible promissory notes	12.00%	-	11,144,000	-	11,144,000
Total Financial Liabilities		-	11,144,000	2,387,649	13,531,649

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

(b) Interest rate risk management (continued)

	Consolidated
	Weighted average effective interest rate	Floating interest rate US$	Fixed interest rate	Non- interest bearing US$	Total US$
2022
Financial Assets
Cash and bank balances	0.56%	405	-	50,131	50,536
Trade receivables		-	-	580,582	580,582
Other receivables		-	-	2,039,517	2,039,517
Loan receivables	5.00%	-	6,902,000	-	6,902,000
Other assets		-	-	1,695,707	1,695,707
Due from an associated company	5.00%	-	476,815	-	476,815
Due from the former group companies	5.00%	-	5,339,834	-	5,339,834
Total Financial Assets		405	12,718,649	4,365,937	17,084,991

Financial Liabilities
Trade and other liabilities	8%	-	-	698,493	698,493
Convertible promissory notes		-	-	1,677,178	1,677,178
Total Financial Liabilities		-	-	2,375,671	2,375,671

(c) Foreign currency risk

The Group has net assets denominated in certain foreign currencies as at 31 December 2023. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into USD at the following closing rates, AUD 0.68047, CNY 0.14090, EUR 1.10390, HKD 0.12806, MYR 0.21790, SGD 0.75782, KRW 0.0077 and GBP 1.27325:

	Consolidated
	Short term exposure				Long term exposure
	MYR	AUD	KRW	SGD	MYR	AUD	KRW	SGD
31 December 2023
Financial assets
- Cash and cash equivalents	191,096	308	-	91,414	-	-	-	-
- Trade and other receivables	-	14,643	-	-	-	-	-	-
- Loan receivable	-	-	-	-	-	-	-	-
- Other assets	215	-	-	-	-	-	-	-
- Due from an associate company	-	-	-	-	-	-	-	-
- Due from the former companies	-	-	-	-	-	-	-	-
Financial liabilities
- Trade and other liabilities	(58,863)	(533,331)	(97,221)	-	-	-	-	-
- Convertible promissory notes	-	-	-	-	-	-	-	-
Total exposure	132,448	(518,380)	(97,221)	91,414	-	-	-	-

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk (continued)

	Consolidated
	Short term exposure						Long term exposure
	HKD	GBP	EUR	MYR	AUD	KRW	HKD	GBP	EUR	MYR	AUD	KRW
31 December 2022
Financial assets
- Cash and cash equivalents	440	-	24,628	20,208	2,026	-	-	-	-	-	-	-
- Trade and other receivables	31,573	40,041	-	57,459	4,545	-	-	-	-	-	-	-
- Loan receivable	-	-	-	-	-	-	-	-	-	-	-	-
- Other assets	-	-	24,600	31,853	186	-	-	-	-	-	-	-
Financial liabilities
- Trade and other liabilities	(970)	-	-	(1,293)	(346,881)	(349,349)	-	-	-	-	-	-
- Convertible promissory notes	-	-	-	-	-	-	-	-	-	-	-	-
Total exposure	31,043	40,041	49,228	108,227	(340,124)	(3499,349)	-	-	-	-	-	-

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk (continued)

The following table illustrates the sensitivity of loss and equity in regard to the Group’s financial assets and financial liabilities and the HKD/USD exchange rate, AUD/USD exchange rate, GBP/USD exchange rate, EUR/USD exchange rate, MYR/USD exchange rate, KRW/USD exchange rate and SGD/USD exchange rate and assure “all other things being equal’. It assumes a +/- 5% change of the USD/HKD exchange rate for the year ended at December 31, 2023 (2022: 5%). A +/- 5% change is considered for the USD/AUD exchange rate (2022: 5%). A +/- 5% change is considered for the USD/GBP exchange rate (2022: 5%). A +/- 5% change is considered for the USD/EUR exchange rate (2022: 5%). A +/- 5% change is considered for the USD/MYR exchange rate (2022: 5%). A +/- 5% change is considered for the USD/KRW exchange rate (2022: 5%). A +/- 5% change is considered for the USD/SGD exchange rate (2022: 5%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

If the USD had strengthened against the HKD by 5% (2022: 5%), the AUD by 5% (2022: 5%), the GBP by 5% (2022: 5%), the EUR by 5% (2022: 5%), the MYR by 5% (2022: 5%), the KRW by 5% (2022: 5%), and the SGD by 5% (2022: 5%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	AUD	GBP	EUR	MYR	KRW	SGD	Total
31 December 2023	-	(27,414)	-	(9)	(14,253)	(4,861)	(4,571)	(46,537)
31 December 2022	(1,552)	(781,929)	(2,002)	(2,461)	(19,700)	17,467)	-	(790,177)

	Consolidated
	Equity
	HKD	AUD	GBP	EUR	MYR	KRW	SGD	Total
31 December 2023	-	(27,414)	-	(9)	(14,253)	(4,861)	(4,571)	(46,537)
31 December 2022	(1,552)	(781,929)	(2,002)	(2,461)	(19,700)	(17,467)	-	(790,177)

If the USD had weakened against the HKD by 5% (2022: 5%), the AUD by 5% (2022: 5%), the GBP by 5% (2022: 5%), the EUR by 5% (2022: 5%), the MYR by 5% (2022: 5%), the KRW by 5% (2022: 5%), and the SGD by 5% (2022: 5%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	AUD	GBP	EUR	MYR	KRW	SGD	Total
31 December 2023	-	27,414	-	9	14,253	4,861	4,571	46,537
31 December 2022	1,552	781,929	2,002	2,461	19,700	17,467	-	790,177

	Consolidated
	Equity
	HKD	AUD	GBP	EUR	MYR	KRW	SGD	Total
31 December 2023	-	27,414	-	9	14,253	4,861	4,571	46,537
31 December 2022	1,552	781,929	2,002	2,461	19,700	17,467	-	790,177

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

	Consolidated
2023		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 - 365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Trade and other liabilities	926,669	926,669	297,683	168,964	317,954	142,068
Convertible promissory note	11,144,000	11,144,000	-	-	-	11,144,000
	12,070,669	12,070,669	297,683	168,964	317,954	11,534,036

	Consolidated
2022		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Trade and other liabilities	698,493	698,493	698,493	-	-	-
Derivative financial instruments	1,677,178	1,677,178	1,677,178	-	-	-
Convertible promissory notes	5,118,173	5,118,173	5,118,173	-	-	-
	7,493,844	7,493,844	7,493,844	-	-	-

(e) Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks, other receivables, loan receivable and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Group other than to debtors from purchase of products and loan receivable from Capital Stone Holdings Limited. Considering the nature of the business at current, the Group uses a range of approaches to mitigate credit risk.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, and loan receivables net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

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

Level 2
US$
Derivative financial instruments
December 31, 2023	1,449,000
December 31, 2022	1,677,178

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

NOTE 28. FINANCIAL RISK MANAGEMENT (Continued)

(f) Fair value of financial instruments (continued)

The reconciliation of the opening and closing fair value balance of level 2 financial instruments is provided below:

Consolidated
Put Option US$
At January 1, 2023	1,677,178
Issuance of put option at fair value	-
Gain included in profit or loss on change in fair value	(228,178)
At December 31, 2023	1,449,000

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

(g) Capital management risk

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern and to maintain a strong capital base sufficient to maintain future development of its business. In order to maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debts. The Group’s focus has been to raise sufficient funds through equity to fund its business activities.

There were no changes to the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, paid-in capital, reserves and accumulated loss or retained earnings as disclosed in Notes 25 and 26 respectively.

NOTE 29. RELATED PARTIES

(a) Transactions with directors

During the years ended December 31, 2023, 2022 and 2021, the remuneration of directors of the Company was as follows:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Short term benefits (1)	228,400	446,704	530,716

(1)	In 2021, the director remuneration relating to our then CEO, was provided by a company which our then Company Secretary and Chief Financial Officer has control.

(b) Other related party transactions

During the years ended December 31, 2023, 2022 and 2021, the Group has the following material transactions with its related parties:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Interest charged to an associate company	33,850	7,448	-
Company secretarial, taxation service and CFO fee paid to a related company (1)	-	-	407,988
Consultancy fee paid to a related party (2)	-	-	164,035

(1)	A former Company Secretary and CFO controlled the entity providing professional services.

(2)	A former director, is a director of the related party.

NOTE 30. CASH FLOW INFORMATION

(a) Reconciliation of liabilities arising from financing activities

	Consolidated
	Convertible promissory notes	Derivative embedded in convertible bonds issued	Issue of shares	Other reserves	Total
	US$	US$	US$	US$	US$
Beginning balance as of January 1, 2023	5,118,173	1,677,178	65,464,091	(558,298)	71,701,144
Cash flows from financing activities	10,619,667	-	2,163,760	-	12,783,427
Issue of shares on conversion of debt	(600,000)	-	600,000	-	-
Issue of shares on acquisition of subsidiaries	-	-	750,000	-	750,000
Change in working capital	(50,786)	-	-	-	(50,786)
Acquisition of subsidiaries	-	-	-	(722,784)	(722,784)
Fair value change in derivative financial instruments	-	(228,178)	-	(675,430)	(903,608)
Debt discount	(3,943,054)	-	-	3,943,054	-
Ending balance as of December 31, 2023	11,144,000	1,449,000	68,977,851	1,986,542	83,557,393

	Consolidated
	Amounts due to related companies	Convertible promissory notes	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Other reserves	Total
	US$	US$	US$	US$	US$	US$	US$
Beginning balance as of January 1, 2022	179,684	3,083,223	1,367,162	1,571,939	35,970,373	45,392	42,217,773
Cash flows from financing activities	-	6,069,422	-	-	26,048,846	-	32,118,268
Change in working capital	(460,477)	-	(426,157)	-	-	-	(886,634)
Issue of shares on conversion of debt	-	(3,444,872)	-	-	3,444,872	-	-
Debt discount	-	(589,600)	-	589,600	-	-	-
Fair value change in derivative financial instruments	-	-	-	1,087,578	-	-	1,087,578
Release of other reserve upon sale of financial assets	-	-	-	-	-	(45,392)	(45,392)
Redemption of convertible promissory note	-	-	-	(1,571,939)	-	-	(1,571,939)
Acquisition of subsidiary	-	-	-	-	-	(558,298)	(558,298)
Disposal of subsidiaries	192,532	-	-	-	-		192,532
Deemed disposal of subsidiaries	88,261	-	(941,005)	-	-	-	(852,744)
Ending balance as of December 31, 2022	-	5,118,173	-	1,677,178	65,464,091	(558,298)	71,701,144

NOTE 30. CASH FLOW INFORMATION (continued)

(a) Reconciliation of liabilities arising from financing activities (continued)

	Consolidated
	Amounts due to related companies	Amount due to holding company	Convertible promissory notes	Lease liabilities	Derivative embedded in convertible bonds issued	Issue of shares	Other reserves	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Beginning balance as of January 1, 2021	183,224	410,674	1,735,049	-	942,375	23,784,959	2,084,870	29,141,151
Cash flows from financing activities	-	-	1,348,174	1,447,484	-	12,185,414	-	14,981,072
Change in working capital	160	(410,674)	-	(80,322)	-	-	-	(490,836)
Transfer other reserve to accumulated losses	-	-	-	-	-	-	(2,084,870)	(2,084,870)
Acquisition of subsidiary	-	-	-	-	-	-	45,392	45,392
Fair value change	-	-	-	-	629,564	-	-	629,564
Disposal of plant and equipment	(3,700)	-	-	-	-	-	-	(3,700)
Ending balance as of December 31, 2021	179,684	-	3,083,223	1,367,162	1,571,939	35,970,373	45,392	42,217,773

NOTE 30. CASH FLOW INFORMATION (Continued)

(b) Net cash outflows from changes in working capital

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Cash flows from changes in working capital
(Increase)/decrease in assets:
Trade receivables	(326,185)	(329,720)	55,240
Other receivables	(281,759)	(2,024,642)	(14,473)
Inventories	188,669	(4,971,046)	(18,572)
Loan receivables	-	(102,000)	-
Other current assets	64,654	(232,120)	(428,999)
Amount due from associate company	-	(476,815)	-
Amount due from former group companies	5,053,879	(1,648,656)	-
Increase/(decrease) in liabilities:
Amount due to related companies	-	(460,477)	160
Deferred tax	-	-	18,527
Trade and other payables	476,144	(757,990)	160,543
Amount due to holding company	-	-	(410,674)
Lease liabilities	-	(426,157)	(80,322)
Net cash inflows/(outflows) from changes in working capital	5,175,402	(11,429,623)	(718,570)

NOTE 31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Short-term employee benefits	423,187	842,729	1,401,637
Post-employment benefits	-	-	4,500
Total	423,187	842,729	1,406,137

During the year 2021, included in short term benefits for directors and officers included payments of US$420,000 to a service companies owned by the then CFO for the provision of Chief Executive Officer and Chief Financial Officer services.

(b) Loans to Key Management Personnel and their related parties

There were no other loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 29.

(c) Share Options - number of share options held by management

There were no share options held outstanding held by the management.

NOTE 32. CONTROLLED ENTITIES

As at December 31, 2023, the significant entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2023	2022
CIMC Marketing Pty Limited	Australia	Management services & Investment holding	A$1	100% (Direct)	100% (Direct)
IMTE Asia Limited	Hong Kong	Dormant	HK$1	100% (Direct)	100% (Direct)
IMTE Malaysia Sdn. Bhd.	Malaysia	Administrative services and manufacture of electronic glass	MYR 100	100% (Direct)	100% (Direct)
Itana Holdings Limited	Canada	Investment holding	US$1	100% (Direct)	100% (Direct)
Merit Stone Limited	British Virgin Islands	Investment holding	US$100	100% (Direct)	100% (Direct)
Ohho International Limited	Canada	Sale of filter plates and air filter product	US$1,290	51% (Direct)	51% (Direct)
Ouction Digital Limited	Canada	Provision of digital trading platform and sale of digital asset	US$1,666,666	60% (Direct)	60% (Direct)
World Integrated Supply Ecosystem Sdn. Bhd.	Malaysia	Sales of Halal products	MYR 5,000,000	60% (Indirect)	60% (Indirect)
Itana Energy Pty Ltd*	Australia	Investment holding	A$100	100% (Indirect)	-
Admiral Energy (Australia) Pty Ltd*	Australia	Sale of energy products and services	A$1,000	50% (Indirect)	-

*	Established during the year

NOTE 33. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company
	December 31, 2023 US$	December 31, 2022 US$	December 31, 2021 US$
Loss after income tax	(4,147,703)	(6,524,857)	(7,158,129)
Other comprehensive income	-	-	-
Total comprehensive loss	(4,147,703)	(6,524,857)	(7,158,129)

Statement of Financial Position

	Company
	December 31, 2023	December 31, 2022
	US$	US$
Total non-current assets	119	2,826,460
Total current assets	55,028,200	46,336,496
Total assets	55,028,319	49,162,956
Total current liabilities	(2,211,055)	(6,992,318)
Total non-current liabilities	(11,144,000)	(2,408,271)
Total liabilities	(13,355,055)	(9,400,589)
Total assets less liabilities	41,673,264	39,762,367

Equity
Issued capital	68,977,851	65,464,091
Other reserves	2,544,840	-
Accumulated losses	(29,849,427)	(25,701,724)
Total equity	41,673,264	39,762,367

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guarantee debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2023 and December 31, 2022.

Capital commitments – plant and equipment

The parent entity has no capital commitments for plant and equipment as at December 31, 2023 and December 31, 2022.

NOTE 33. PARENT ENTITY INFORMATION (UNAUDITED) (Continued)

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

NOTE 34. EVENTS OCCURRING AFTER THE REPORTING DATE

Subject to the subsequent events below, there is no other matter or circumstance arisen since December 31, 2023, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

In January 2024, the Company issued 21,000 ordinary shares at a share price of US$2.50 for a total subscription amount of US$52,500. The proceeds from this sale of shares were used for the company’s operation and working capital.

On July 22, 2024, the Company issued a $350,000 convertible notes (“2407 Note”). The 2407 Note bears interest at 6% per annum maturing in 2 years from the date of issuance of the 2407 Note. The holder of the 2407 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of $1.25 per share, subject to adjustment, over the term of the 2407 Note. The holder of the 2407 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In addition, the noteholder also received a warrant representing 150% of the amount of the 2407 Note, raising an additional $525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the 2407 Note and can be exercised at $1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. The use of the proceeds from this fund raise was for working capital. As at the date of this report none of the 2407 Note were converted and none of the warrants were exercised.

On July 26, 2024, the Group entered into an Exclusive Distribution Agreement for the distributing and sale of the smartglass products used in or installed in the Prefabrication Home Market. The distributor would maintain the exclusive distribution by achieving certain annual sales. The agreement if for 3 years with a renewal for 5 years under certain conditions.

NOTE 35. GROUP DETAILS

The registered office and principal place of business is:

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000

ITEM 19. EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1*	Description of securities registered under Section 12 of The Exchange Act
3.1(1)	Constitution of Registrant
4.1(2)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.2(3)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.3(4)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.4(12)	IMTE’s Employee Share Option Plan (“2021 ESOP”)
4.5(6)	Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited
4.6(7)	Convertible Note Purchase and Warrant Agreements between IMTE and Investors dated January 3, 2022
4.7(8)	Subscription Agreement between IMTE and World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) dated January 20, 2022 for IMTE to subscribe up to 60% in WISE
4.8(9)	Private Placing Agreements between IMTE and Investors in March and April 2022 raising a total of US$6.7 million
4.9(10)	Sales and Purchase Agreement, Loan Agreement and Specific Security Deed between IMTE and Capital Stone Holdings Limited dated on July 11, 2022
4.10(10)	Subscription Agreements between IMTE and Investors dated on and around July 11, 2022
4.11(11)	Private Placing Agreement between IMTE and Investors dated on July 29, 2022
4.12(13)	Convertible Promissory Note Agreement between IMTE and Nextglass Solutions Inc dated October 24, 2023
4.13(14)	Convertible Note and Warrants Agreement between IMTE and Montague Capital Pty Ltd dated July 17, 2024
4.14*	Distribution Agreement between IMTE, USI Group Limited and Nextglass Solutions Inc. for the Prefabricated Home Market
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15*	Consent of Independent Registered Public Accounting Firm for the 2021, 2022 and 2023 Financial Statements
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.
(3)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(4)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(5)	Incorporated by reference on Form F-1 filed on October 14, 2021.
(6)	Incorporated by reference on Form 6-K filed on December 30, 2021.
(7)	Incorporated by reference on Form 6-K filed on January 3, 2022.
(8)	Incorporated by reference on Form 6-K filed on January 20, 2022.
(9)	Incorporated by reference on Form 20-F filed on April 28, 2022.
(10)	Incorporated by reference on Form 6-K filed on July 12, 2022.
(11)	Incorporated by reference on Form 6-K filed on August 2, 2022.
(12)	Incorporated by reference on Form S-8 filed on August 17, 2022.
(13)	Incorporated by reference on Form 6-K filed on October 24, 2023.
(14)	Incorporated by reference on Form 6-K filed on July 24, 2024.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

/s/ Jannu Binti Babjan
By:	Jannu Binti Babjan
Title:	Chairman

Date: October 22, 2024