Form 20-F
period 2025-12-31
Integrated Media Technology Ltd
filed 2026-02-02
CIK 1668438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

Phone: +61 8 8223 0290 E: corporate@imtechltd.com

(Address of principal executive offices)

Con Unerkov, CEO

Suite 3 Level 3, 89 Pirie Street Adelaide SA 5000 Australia

Phone: +61 8 8223 0290 E: corporate@imtechltd.com

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

The number of ordinary shares, as of December 31, 2025 is 3,446,434

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

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. As used in this annual report, the terms “we,” “us,” “our”, “IMTE”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated. In this annual report on Form 20-F references to:

●	“Australia” refers to the Commonwealth of Australia;

●	“Board” or “Board of Directors” means the board of directors of the Company;

●	“Canada” refers to the country in North America of Canada;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region;

●	“Korea” or “South Korea” refers to the Republic of Korea;

●	“Malaysia” refers to the country of Malaysia;

●	“USA” refers to the United States of America;

●	“the Group” or “Group” refers to Integrated Media Technology Limited and its subsidiaries;

●	“Exchange Act” refers to the Exchange Act of 1934;

●	“NASDAQ” refers to the NASDAQ Stock Market;

●	“SEC” means the United States Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” refers to the ordinary shares of the Company, no par value;

●	“Australian dollars” or “A$” or “AUD” refers to the currency of Commonwealth of Australia;

●	“Hong Kong dollar” refers to the official currency of Hong Kong;

●	“U.S. dollars” or “US$” or “$” refers to the currency of the United States of America;

●	“Won” refers to the legal currency of South Korea.

ii

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

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

We have a long history of operating losses and, unless we are able to generate sufficient and consistent revenue, we will incur losses from operations and may not achieve or maintain profitability. As of December 31, 2025, we had an accumulated losses of $54,341,549. For the year ended December 31, 2025 we recorded loss of $268,377 which was mainly resulted from the Company’s operating costs and the limited sales operation. In the next 12 months we plan to raise the funds necessary to roll out the Halal and the lamination manufacturing business, but there is no certainty that we can start these operations in a significant manner and derive profitability from these businesses.

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

We are just starting or will be starting our businesses in nano-coated plate filters, the lamination operation for switchable glass, halal certification and sale of halal products. We have suspended the distribution of energy products and operating a digital assets exchange (“New Businesses”) until there are sufficient resources available to the Group to re-evaluate and restart these operations. The discussion in this section of business includes the New Businesses, where applicable. Our limited operating history in our existing business and operation makes it difficult for potential investors to evaluate our businesses or prospective operations with long term view. We are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in these relatively new businesses. Our businesses may face delays in sales and financing from suppliers due to our new entry into the market of our products or services which may face challenges in consumer recognition and acceptance, where more established players and products have better resources to penetrate the markets. Moreover, as a new entrant in these competitive markets, we face many questions about our Company, organization, finances, and product information before distributors are willing to carry our products into their network. Thus, it takes additional time to establish a distributor network for our products, and for these distributors to accept our products into their network. Our products may never be accepted by distributors and thereby hinder our ability to sell our products in the target markets. Investors should evaluate an investment in us considering the uncertainties encountered by such companies in a competitive environment. Our businesses are dependent upon the implementation of our business plan for each business segment, as well as the ability to access continuous innovation in our products and improve our services. There can be no assurance that our efforts will be successful or that we will be able to attain profitability.

We will require additional financing in the future to sufficiently fund our operations.

We incurred significant losses for the past 3 years from 2023 to 2025, and we may incur losses in the future as we continue to develop our businesses in nano-coated plat filters, the lamination operation for switchable glass, halal certification and sale of halal products. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the timing, costs and results of commercialization of our products; the commercial potential of our products; our ability to outsource manufacturing capabilities; and the status and timing of competitive developments.

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

Our consolidated financial statements as of December 31, 2025 were prepared under the assumption that we will continue as a going concern. At December 31, 2025, we had cash and cash equivalents of $160. We estimate that our existing cash resources will not be sufficient to fund all our operations into the second half of 2026. Our ability to continue as a going concern will depend on our ability to obtain additional equity or debt financing, attain further operating efficiencies, reduce or contain expenditures and increase revenues. Based on these factors, management determined that there is substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in its report included elsewhere in this Form 20-F.

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

The development of our business is dependent upon the successful completion and integration of acquisitions and other transactions that have only recently closed or incurred in the future. We may be unsuccessful in integrating the operations of the business we have acquired or expect to acquire in the future which may harm our overall business performance.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business. Our business may not be successful if we are unable to successfully operate and integrate businesses we acquire. Accordingly, it is difficult to evaluate our business based upon our historical financial results. We expect to continually look for new businesses to acquire to develop and grow our operations. If we fail to identify such businesses or are unable to acquire such businesses on reasonable terms, or fail to successfully integrate such businesses, our operating results and prospects could be harmed.

For the business operation we acquire from time to time, we will integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, it may make it more difficult for us to deliver positive results from the combined operations and may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot be assured that the fair value of acquired businesses or investments will remain constant.

We face significant competition and may suffer from a loss of customers as a result.

We expect to face significant competition in our nano-coated plate filter, switchable glass, halal products businesses, particularly from other companies that seek to provide similar products and services. Many of these competitors have significantly greater financial resources and more personnel than we have. They may also have longer operated histories and more experience in attracting, retaining and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more for users, customers, distributors, media channels and by investing more heavily in research and development and making acquisitions. If we fail to compete effectively, our business, financial condition and results of operation will be adversely affected.

Exchange rate fluctuations will continue to affect our reported results of operations.

The functional currency of each of our Group’s entities is measured using the currency of the primary economic environment in which that entity operates. For our manufacturing operations, the functional currency used is the United States dollars as substantially all our revenues are realized, and a significant portion of our operating costs are and will be incurred in U.S. dollars. Movement in currency exchange rates will also affect cash denominated in Malaysia Ringgit and Australian dollars and therefore will affect our reported results of operations.

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

We have limited manufacturing experience. We will manufacture nano-coated plate filters and we expect to commercially operate the lamination lines for the switchable glass in 2026, subject to raising the necessary funds to roll out the business and hire the necessary staff with proper experience and expertise. If we do not raise sufficient resources, we may not be able to recruit the expertise, staffing and technical capability to operate a successful and profitable manufacturing operation. We may need to develop additional manufacturing resources, enter collaborative arrangements with other parties or have third parties manufacture our products on a contract basis. We may not have access, on acceptable terms, to financing required to scale-up production and develop commercial manufacturing processes. We may not be able to enter collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity, and timeliness. Such delays and hurdles could harm our business, financial condition, and results of operations.

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

If we fail to attract customers for our nano-coat plated filter, switchable glass products, halal products and services, our growth prospects could be seriously harmed.

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

Because we primarily rely on distributors in distributing our halal products, nano-coated plate filter products, and switchable glass products, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

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

We operate in a capital-intensive industry and require a significant amount of cash to fund our lamination operations to manufacture our electronic glass. If we fail to obtain sufficient capital to fund our lamination operations, our business, financial condition and future prospects may be materially and adversely affected.

The operation of manufacturing electronic glass requires significant and continuous investment in equipment and operating capital. Manufacturing electronic glass is costly due to the need to build up inventory; for example, for large construction projects which typically require the glass to be installed at the final stage of construction. The ability and possibly the need to fund this working capital requirement may determine the ability to win contracts. If we cannot obtain adequate capital to meet our capital needs, we may not be able to fully execute our strategic plans for growth and our business, financial condition and prospects may be materially and adversely affected.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business operations.

Our business operations could be disrupted if any of our employees are suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics, since we could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, financial condition or results of operations could be materially and adversely affected to the extent that any of these epidemics harm the global economy in general.

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

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in Australia and other countries are evolving and in some countries we operate in the future, uncertain, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brands, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

Our future success depends heavily upon the continuing services of the members of our senior management. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.

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

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

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

Our Company may experience, and continue to experience, rapid growth in operations, which may place, and may continue to place, significant demands on its management, operational and financial infrastructure.

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

While we will continue to reduce costs in our operations and from our suppliers, including through economies of scale in increased production, there is no guarantee that we will be able to achieve sufficient cost savings to reach our planned gross margin and profitability goals, or our other financial targets. If our efforts to continue to decrease manufacturing costs are not successful, we may incur substantial costs or cost overruns in utilizing and increasing the production capability of our manufacturing facility. Many of the factors that impact our manufacturing costs are beyond our control, such as potential increases in the costs of materials and components. If we are unable to continue to control and reduce our manufacturing costs, our operating results, business and prospects will be harmed.

Risks Relating to Our Organization

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from commercialization our product candidates.

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the electronic industries. To date, we have not been involved in any such third-party claims and we are not aware that our products (halal products, nano-coated plate filters and air purifiers, and switchable glass) infringe the intellectual property rights of third parties. The consequence of any possible future intellectual property infringement claims might be:

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

If there is a claim made against us or some other problems that are attributable to our products, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidates. We may incur substantial liabilities or be required to limit development or commercialization of our product candidates if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. We have no insurance coverage and even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our other products may be delayed or severely compromised.

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

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in United States dollars. In the past year, the United States dollars, our reporting currency, has, as a general trend, appreciated against the Malaysia Ringgit. We cannot anticipate whether this trend will continue in respect of the Ringgit. In circumstances where the United States dollar appreciates against Malaysia Ringgit, this may have a positive effect on our costs incurred in Malaysia Ringgit but may have a negative effect on any revenues which we source from Malaysia Ringgit. In 2025, we have been affected positively on foreign exchange gains as a result of currency fluctuations.

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

Our operations may be materially and adversely affected by changes in the economic, political and social conditions of Malaysia, Europe, United Kingdom and Middle East.

Some of our non-cash assets are in, and some of our future revenue is sourced from Malaysia, Europe, United Kingdom and Middle East. The growth of our switchable glass businesses are expected to be derived from Malaysia and the Middle East. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the countries we operate or do business in and by continued economic growth in these countries as a whole.

Risks Associated with Our Technology and Intellectual Property

Potential technological changes in our field of businesses create considerable uncertainty.

We are not conducting research and development on our products. However, our competitors and other experts in nano-coated plate air filters, switchable glass products and any products now and in the future the Company manufactures or sells (“IMTE Products”) are continuously and extensively conducting research in the relevant technologies. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all our products uncompetitive or obsolete.

If we are unable to keep pace with technological change or with the advances of our competitors our products may become non-competitive.

The technologies used in IMTE Products including nano-coating products and switchable glass are subject to rapid and significant technological change. Our competitors in the USA and Australia and elsewhere are numerous and include, among others, major technology companies, large electronics companies, universities and other research institutions. These competitors may develop technologies and products that are more effective, or which would render the technology in our IMTE Products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience in marketing, sales and commercializing new technologies of new or improved IMTE Products.

Our nano-coated plate filter’s manufacturing technology is from a third party, and to the extent that the equipment manufacturer will be able to continuously develop and upgrade the nano-coated plate filter technology to keep our nano-coated plate products competitive will determine the success of our business. If our equipment manufacturer is not able to innovate their technology to match our competitors’ technology development, then there is a risk that our nano-coated products will become uncompetitive in the marketplace which may have an adverse effect in our nano-coated plate business, financial condition and results of operations.

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

On May 2, 2025, we received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) with the SEC. Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 2, 2025 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until October 29, 2025 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Ordinary Shares will be subject to delisting.

As previously reported, on October 30, 2025 the Company received a Staff Determination Letter to delist the Company’s securities from the Nasdaq, indicating that the Company did not comply with Nasdaq’s filing requirements for failing to file the Form 20-F for the Annual Report for the year ended December 31, 2024 (“Delayed Report”) as set forth in Listing Rule 5250(c)(1). In a timely manner, the Company requested a hearing before a Nasdaq Hearings Panel to appeal the delisting determination. The hearing was held on December 2, 2025. In the Hearing, the Company presented company overview and compliance plan to request an exception through January 30, 2026, to file the Delayed Report.

On December 10, 2025, the Company received notification from Nasdaq Hearings Panel that it approved the Company’s request to continue its listing on Nasdaq. As a condition for continued listing, the Company is required to file the Delayed Report with the SEC by January 30, 2026.

If we fail to satisfy the continued listing requirements of Nasdaq, such as failure to timely file the Annual Report with the SEC by January 30, 2026, Nasdaq will take steps to delist our Ordinary Shares. Such a delisting would have a negative effect on the price of our Ordinary Shares, impair the ability to sell or purchase our Ordinary Shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting could also result in a determination that our Ordinary Shares are a “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our Ordinary Shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Ordinary Shares, prevent our Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Also on December 30, 2025, we received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Notification Letter informed us that the minimum closing bid price per share our Ordinary Share was below US$1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Notification Letter also indicated that we will be provided with a compliance period of 180 calendar days, or until June 29, 2026 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended December 31, 2025, our Ordinary Shares traded on the NASDAQ at below US$5.00 per share. The low trading price of our Ordinary Shares may adversely impact the willingness of investors to invest in our Ordinary Shares in the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees - C. Board Practices and Item 16. - G” for further information.

U.S. shareholders may not be able to enforce civil liabilities against us.

All of our directors and executive officers and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

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

As of January 15, 2026 we have 3,446,434 Ordinary Shares issued and outstanding, which does not include the number of shares to be issued under (i) warrants issued in July 2024 (“2024 Warrants”) and (ii) convertible note issued in July 2024 (“2024 CN”). The 2024 Warrants, if fully exercised, would raise a total of US$0.525 million and are for a term of 2 years expiring in 2026 and can be exercised at an exercise price of US$1.30 for each share. Pursuant to the 2024 Warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. As at the date of this report, all the 2024 Warrants are outstanding. 2024 CN is US$0.350 million and can convert into shares in the Company at a conversion price of US$1.25 per share. The 2024 CN is exercisable for a period of 2 years to July 2026. If the warrants are exercised or the convertible notes are converted, additional Ordinary Shares will be issued and would dilute our shareholders.

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

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. We carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2025. Based upon this evaluation, management has identified a deficiency related to adequate number of personnel which makes reporting process susceptible to management override, lack of technical accounting expertise and lack of formal accounting process over key accounting areas. These internal control failures did not result in material adjustment to the accounts in the current year. If these deficiencies are not correct, then they could lead to adjustments in our accounts in the future which could negatively affect the market price of our securities.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on August 8, 2008 under the name “China Integrated Media Corporation Limited.” On October 12, 2016, we changed the name to Integrated Media Technology Limited (“IMTE”). The registered office is located at c/o Lowell Accounting Services, Pty Ltd, Level 6, 412 Collins Street, Melbourne, Vic 3000 Australia, and the principal office is located at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia, and our telephone number is +61 8 8223 0290. Our address on the Internet is www.imtechltd.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference. During the years 2023, 2024, and 2025, the Company operated as one business segment.

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

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). The NSI Note is interest free maturing in 2 years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42* per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In September 2025 the NSI note was redeemed.

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

On July 26, 2024, the Group entered into an Exclusive Distribution Agreement for the distribution and sale of the smartglass products used in or installed in the Prefabrication Home Market. The distributor would maintain the exclusive distribution by achieving certain annual sales. The agreement is for 3 years with a renewal for 5 years under certain conditions.

In December 2024, in connection of rationalizing its business operation and to reduce its costs, the Company divested from its investment in new energy products and services and the digital asset business to focus on the business of manufacturing lamination smartglass and air filters, and Halal food business.

On May 12, 2025, the Company issued 15,000* ordinary shares at a share price of US$1.20 for a total of US$18,000 to consultants.

On September 25, 2025, the Company redeemed the US$15M Convertible Note (“CN”) due on November 21, 2025 by assigning the equipment deposits of equal value to the CN noteholder.

*	Adjusted for post-share consolidation of 10 shares for 1 share on October 16, 2023.

In summary, the Group’s business activities are now manufacture and sale of nano coated plates for filters and air purifiers, the manufacture and sale of electronic glass in Southeast Asia and Middle East and the provision of halal certification and distribution of Halal products.

B. Business Overview

IMTE is an Australian company and in 2023 to 2024 was engaged in sale of Halal products and services. Breakdown of total revenues by category for the years ended December 31, 2025, 2024 and 2023:

	Consolidated
	December 31, 2025 $	December 31, 2024 $	December 31, 2023 $
Sales of Halal products and services	71,580	60,471	85,454
Interest income	-	18	4
	71,580	60,489	85,458

In 2023, WISE recorded a revenue of US$85,454 mainly from the sale of healthcare products to the Malaysia markets. In 2024, WISE is expected to start the halal certification of manufacturers and farm producers.

In summary, the Company is currently focusing on the manufacture and sale of nano coated plates for filters and air purifiers, the manufacture and sale of electronic glass and the provision of halal certification and distribution of Halal products.

IMTE Products and Services

Halal Certification and Products

We will be developing the business of halal products and services through our subsidiary World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) based in Malaysia. WISE’s long-term strategy is to build a global supply chain for halal products on a secure digital marketplace for growers, producers and traders. WISE will focus on its business of the provision of halal certification to qualified businesses/operations, the establishment halal products supply chain, and sale of Halal products. However, due to the COVID-19 pandemic and the quarantine and restriction on travel in Malaysia, Hong Kong and China in 2022, we were not able to implement halal certification in the target markets of Southeast Asia and China. The demand for halal certification by food manufacturers and producers in Asia has been very strong. In early 2023 travel and quarantine restrictions were lifted in China and we expect to launch this portion of our business to pursue customers and suppliers in China.

In 2023, we focused on selling in Malaysia to secure a stable operation base.

In 2024, the Company scaled down the operation in Malaysia. The new management team moved the operation back to Australia to centralize the control of this business unit. It changed the business operation to rely more on agents and consultants in the short term.

Going forward, we will seek to cooperate with manufacturers / producers in Asia to build up our Halal product offerings for the European, UK, Asia and the Middle East markets. In connection with this strategy, the Company will seek to change its business operations to align the use of more agents, distributors and consultants with local partners. We will continue to seek other markets, as opportunities arise, to further expand our halal network and expand our product offerings.

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

In 2023 after we acquired IEPL we focused on selecting the markets and products for the markets in Asia Pacific. We plan to commence the sales operation of new energy products in 2024, subject to adequate available resources in the Company, to roll out the operation. In 2024, the new management determined to focus on its core businesses and divested from this business unit at the end of 2024.

Future Developments

The focus of the Group is to continue to develop its businesses in switchable glass, nano-coated plate filters, and halal certification process and sale of halal products. We have experienced significant losses in the past 3 years and the Group intends to control its costs and to build on its businesses and revenue base going forward.

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

Halal products and services

The market for halal products and services is growing in Asia and Europe. In Asia the increase in securing food prepared in the Halal method is becoming more difficult. In Europe due to the influx of immigrants from Middle East, the demand for Halal products has grown and presents a real opportunity to sell our products into this market.

Sourcing and Manufacturing

For our Halal operation, we will source manufacturers to supply us the products for sale. However, for nano-coated plates and lamination of switchable glass, we will manufacture these products for sale.

Marketing, Distribution and Sales

We plan to build our own brands for our air purifier, Halal and switchable glass products when we launch our products to market.

Sources and Availability of Raw Materials and Principal Suppliers

Other than our lamination line for switchable glass, our source and availability of raw materials is not dependent on a principal supplier. For the lamination operation we are reliant on our film manufacturer to supply innerlayer film to be used in the lamination process. To mitigate the situation, we will place sufficient order of this raw material so that there will be no delay in our manufacturing process.

Operating Capital and Seasonality

We will monitor our operating capital to meet our obligations as they come due. We monitor our operating budgets in view of our operating cash flow requirements.

We do not expect any seasonality to our business other than normally expected in the consumer business where there is a general let down in the first quarter of each year after the Christmas season.

 Dependence on Major Customers

In 2024 and 2025, we had limited sales. Our strategy going forward is to appoint distributors to sell our products and services, and we will maintain a small sales and marketing team in order to keep our operating costs low. The distributors will have their own major customers, but consider as a whole, we are not dependent on only a few specific customers in order to derive sales as we build up our distributor network and customer base.

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

Legal and Administrative Proceedings

The Company is not party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us other than we are not in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2024 with the SEC and the filing of certain annual and interim reports detailed below.

As previously reported, on October 30, 2025 the Company received a Staff Determination Letter to delist the Company’s securities from the Nasdaq, indicating that the Company did not comply with Nasdaq’s filing requirements for failing to file the Form 20-F for the Annual Report for the year ended December 31, 2024 (“Delayed Report”) as set forth in Listing Rule 5250(c)(1). In a timely manner, the Company requested a hearing before a Nasdaq Hearings Panel to appeal the delisting determination. The hearing was held on December 2, 2025. In the Hearing, the Company presented company overview and compliance plan to request an exception through January 30, 2026, to file the Delayed Report.

On December 10, 2025, the Company received notification from Nasdaq Hearings Panel that it approved the Company’s request to continue its listing on Nasdaq. As a condition for continued listing, the Company is required to file the Delayed Report with the SEC by January 30, 2026.

On August 8, 2025 the Company’s management was notified that the Australian Securities and Investments Commission (“ASIC”) had commenced proceedings in the Magistrates Court in Adelaide, South Australia, for failing to lodge annual reports for the years 2020 to 2023 and interim reports for the years 2021 to 2024 (together the annual and interim reports referred to herein as “Reports”) with ASIC. The Company was convicted following an ex parte hearing (a hearing which the Company did not attend) and was assessed a penalty of a total of AUD45,387 or about USD30,100 in December 2025. On October 8, 2025 the Company completed and filed all these Reports with ASIC.

C. Organizational Structure

As at December 31, 2025, the significant entities controlled by the Company and their corporate details and business activities are listed below:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2025	2024
CIMC Marketing Pty Limited	Australia	Management services & Investment holding	A$1	100% (Direct)	100% (Direct)
Sunup Korea Limited*	Hong Kong	Lamination	HK$1	100% (Direct)	-
Merit Stone Limited	British Virgin Islands	Investment holding	US$100	100% (Direct)	100% (Direct)
Ohho International Limited	Canada	Sale of filter plates and air filter product	US$1,290	51% (Direct)	51% (Direct)
IMTE Asia Limited #	Hong Kong	Dormant	HK$1	-	100% (Direct)

*	Acquired during the year

#	Disposal during the year

D. Property, Plant and Equipment

The Company has its registered office located at c/o Lowell Accounting Services, Pty Ltd, Level 6, 412 Collins Street, Melbourne, Vic 3000 Australia, and its principal and main operating office is located at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of IMTE should be read in conjunction with the audited consolidated financial statements as at and for the fiscal year ended December 31, 2025, as at and for the year ended December 31, 2024, and for the year ended December 31, 2023, together with the notes thereto included elsewhere in this Annual Report. The financial information contained in this Annual Report is derived from the financial statements, which were prepared in accordance with IFRS.

A.	Operating Results

IMTE is an Australian incorporated company and it is engaged in the business of trading in Halal products, the manufacture and sale of electronic glass and nano coated plates for filters. In 2024 the Company focused on the sale of Halal Products and smartglass lamination operation. In December 2024 a new CEO was appointed and in early 2025, management decided to rationalize the Company’s operations and overhead by disposing of its digital assets trading platform and new energy products and solutions, and moving its Malaysia sales operation to Australia. Management’s intention is to focus and build up the trading of Halal products and smartglass lamination operation, and if resources are available then the Company would revisit the investment in other businesses.

For a description of the milestones that we have achieved since inception and through to the date of this report, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

In 2020 The Company started the businesses in nano-coated plate filter products and switchable glass in 2020; and (i) the provision of certification halal products and processes, and the sale of halal products and (ii) the setting up of a marketplace (Ouction) for trading in digital assets in 2022.

Due to Covid 19 restrictive environment, the Company developed its businesses cautiously in 2022. For our halal business, we appointed distributors in London, Paris, and Kuala Lumpur and recorded modest revenue from this business unit in 2022. The other business units were in set up stage or early development stage and did not bring in any revenue.

In early 2022, due to the geopolitical issues between the United States and China, the then Board decided to divest its businesses operation and investments in Hong Kong and China, and to shift the focus our investments and operations to Malaysia and Europe, including relocating our corporate headquarters and main business operations to Kuala Lumpur. By September 2022, we disposed substantially all our Hong Kong and China operation, which was mainly our switchable glass investment in China and Hong Kong. We also transferred our NFT operation to Kuala Lumpur with a view of setting up the digital assets operation in Singapore or Dubai.

In 2023, we continued to develop our Halal and smartglass business. We streamlined our Halal business and started a cooperation with a national direct sales company in Malaysia to grow this business through this direct sales network. For the smartglass business, we planned to set up the operation base for our lamination operation in Malaysia to sell to customers in our initial markets in Southeast Asia and Middle East.

In 2024, Halal sales declined due to economic situation in Malaysia. In the second half of 2024 we had changes to our Board and we also appointed a new CEO in December 2024. The Board decided to only focus on the businesses of Halal and smartglass operations going forward, until the financial situation in the Company was more stable. In line with this strategy, the corporate structure was simplified so that non-core businesses namely digital assets, air filter and new energy businesses were written off and or disposed to curtail our operating costs. The Company intends to re-visit investments in these businesses in the future when the Company has sufficient resources. In the meantime, the Company will focus on its primary businesses of Halal products and smartglass.

In addition, the Company rationalize its operating costs by downsizing our Malaysia operation and moved the principal operation to Australia. The Company outsourced Halal products sales operation using consultants and sales agents for our sales activities. For the smartglass operation we planned to either set up the manufacturing ourselves, subject to sufficient resources, or seek to work with operating partners (with manufacturing experience, operating team, funding, sales network and or market access) to cooperate on setting up and operating the lamination operation in 2026.

For the years ended December 31, 2025, 2024, and 2023, we have funded our operations primarily through the sale of equity securities in the Company and issuances of convertible notes and from operation cash flows. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Recent Acquisitions

See “Item 4. Information on the Company – A. History and Development of the Company.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total operating revenues for the periods indicated:

	For the years ended December 31,
	2025		2024		2023
	Amount $	% of Net Revenues	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Revenues:
Services	71,580	100.0	-	-	-	-
Products	-	-	60,471	100.0	85,454	100.0
Total operating revenues	71,580	100.0	60,471	100.0	85,454	100.0
Cost and expenses
Cost of sales	(33,000)	(46.1)	(30,322)	(50.1)	(261,566)	(306.1)
Employee benefit expenses	(286,887)	(400.8)	(338,532)	(559.8)	(517,547)	(605.6)
Financial costs	(732,037)	(1,022.7)	(845,481)	(1,398.2)	(84,420)	(98.8)
Depreciation and amortization expenses	-	-	(1,441,653)	(2,384.0)	(789,282)	(923.6)
Professional and consulting expenses	(547,228)	(764.5)	(470,262)	(777.7)	(1,189,108)	(1,391.5)
Travel and accommodation expenses	(181)	(0.3)	(135)	(0.2)	(5,932)	(6.9)
Other expenses	(3,694)	(5.2)	(62,780)	(103.8)	(1,149,430)	(1,345.1)
Other (losses)/gains	(790)	(1.1)	345,924	572.0	14,885	17.4
Gain / (loss)on fair value change in warrant	231,161	322.9	(252,969)	(418.3)	-	-
Total cost and expenses	(1,372,656)	(1,917.7)	(3,096,210)	(5,020.2)	(3,982,400)	(4,660.3)
Operating loss before income tax	(1,301,076)	(1,817.7)	(3,035,739)	(5,020.2)	(3,896,946)	(4,560.3)
Non-operating income
Interest income	-	-	18	0.0	4	0.0
Gain on exchange of convertible note for reduction of equipment deposit	583,484	815.1	-	0.0	-	0.0
Gain on fair value change in derivative financial instruments	448,154	626.1	1,304,598	2,157.4	(596,491)	(698.0)
Gain on derecognition of derivative liability	-	-	-	-	1,292,424	1,512.4
Gain on conversion of convertible notes liability	-	-	-	-	987,318	1,155.4
Other income	1,061	1.5	2,122	3.5	10,137	11.9
Net loss before income taxes	(268,377)	(374.9)	(1,729,001)	(2,859.2)	(2,203,554)	(2,578.6)
Income tax expense	-	-	-	-	-	-
Net loss	(268,377)	(374.9)	(1,729,001)	(2,859.2)	(2,203,554)	(2,578.6)

Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2025		2024
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products
Halal products and services	71,580	100	60,471	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2025 was $71,580 as compared to the prior year of $60,471, an increase of $11,109, or 18.4% from the prior year. The main source of revenue for the year was the provision of consulting services for the Halal process. In 2024, the revenue earned was the sale of Halal products. The growth in sales compared to the previous year was due to demand and the general economic situation in the Malaysia market.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2025		2024
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Services	33,000	46.1	-	-
Products	-	-	30,322	50.1
	33,000	46.1	30,322	50.1

Cost of sales increased by 8.8% to $33,000 in 2025 from $30,322 in 2024, which was changed from products to services.

Gross Profit and Gross Margin.  Gross profit increased from $30,149 in 2024 to $38,580 in 2025. This was changed from products to services.

Interest income.

Interest income decreased from $18 in 2024 to $0 in 2025 due to less bank interest received in 2025.

Gain on fair value change in derivate financial instruments.

For the year ended December 31, 2025, the fair value change of derivative financial instruments relating to convertible promissory notes decreased from a net gain of $1,046,070 as compared to a net gain of $1,304,598 in the prior year.

Other income

Other income decreased from $2,122 in 2024 to $1,061 in 2025.

Expenses

The operating expenses for the year ended December 31, 2025 were $1,372,656 as compared to the prior year of $3,096,210. The decrease of $1,723,554 in total operating expenses was mainly attributable to the following:

-	A decrease of $51,645 in employee benefit expenses from $338,532 in 2024 to $286,887 in 2025, which was primarily decrease directors remuneration;

-	A decrease of $113,444 in finance costs from $845,481 in 2024 to $732,037 in 2025 which was mainly attributable to a decrease in interest expense charges on convertible note;

-	A decrease of $1,441,653 in depreciation and amortization expenses from $1,441,653 in 2024 to $0 in 2025 due to the property, plant and equipment were fully depreciated in 2024;

-

An increase of $76,966 in professional and consulting expenses from $470,262 in 2024 to $547,228 in 2025 resulting from the increase in corporate activities thus higher legal and professional fees and the increase in consulting services in 2025;

-	A decrease of $59,086 in other expenses of $62,780 in 2024 to $3,694 in 2025;

-	A decrease of $346,714 in other losses which was the result of a gain of $345,924 in 2024 as compared to a loss of $790 in 2025. The decrease was mainly attributable to the gain on disposal of subsidiaries in 2024;

-	A decrease of $484,130 in the fair value change in warrants from a gain $252,969 in 2024 to a loss of $231,161 in 2025.

Income tax

No income tax expenses were recognized during the year ended December 31, 2025.

Net Profit/(Loss)

We recorded a net loss of $268,377 for the year ended December 31, 2025 as compared to a net loss of $1,729,001 recorded for the year ended December 31, 2024.

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2024		2023
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Products
Halal products	60,471	100	85,454	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2024 was $60,471 as compared to the prior year of $85,454, a decrease of $24,983 or 29.2% from the prior year. The main source of revenue for the year was the sale of Halal products. The decline in sales compared to the previous year was due to demand and the general economic situation in the Malaysia market.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the years indicated:

	Years ended December 31,
	2024		2023
	Amount $	% of Net Revenues	Amount $	% of Net Revenues
Halal products	30,322	50.1	261,566	306.1

Cost of sales decreased by 88.4% to $30,322 in 2024 from $261,566 in 2023, which was primarily attributed to decreased demand.

Gross Profit and Gross Margin. Gross profit sales in 2023 that did not materialize and their related products were written off to cost of sales.

Interest income.

Interest income increased from $4 in 2023 to $18 in 2024 mainly due to bank balance increases.

Gain on fair value change in derivate financial instruments.

  For the year ended December 31, 2024, the fair value change of derivative financial instruments relating to convertible promissory notes was a net gain of $1,304,598 as compared of loss of $596,491 in the prior year.

Gain on conversion of convertible notes.

For the year ended December 31, 2023, the gain arising from conversion of convertible note comprises from i) gain on conversion of convertible note was $987,318, and ii) gain on derecognize of derivative liability was $1,292,424. There were no convertible notes converted in 2024.

Other income

Other income decreased from $10,137 in 2023 to $2,122 in 2024. In 2023, other income was mainly the waiver of debts.

Expenses

 The operating expenses for the year ended December 31, 2024 was $3,096,210 as compared to the prior year of $3,982,400. The decrease of $886,190 in total operating expenses was mainly attributable to the following:

-	A decrease of $179,015 in employee benefit expenses from $517,547 in 2023 to $338,532 in 2024, which was primarily due to decrease in number of staff in 2024 as compared to 2023;

-	An increase of $761,061 in finance costs from $84,420 in 2023 to $845,481 in 2024 which was mainly attributable to an increase in interest expense charges on convertible notes;

-	An increase of $652,371 in depreciation and amortization expenses from $789,282 in 2023 to $1,441,653 in 2024. This change is attributed to the management’s decision to fully depreciate machinery as of December 31, 2024; due to a change in estimated useful lives.

-	A decrease of $718,846 in professional and consulting expenses from $1,189,108 in 2023 to $470,262 in 2024 resulting from the decrease in corporate activities thus lower legal and professional fees in 2024 and the decrease in consulting services;

-	A decrease of $1,086,650 in other expenses of $1,149,430 in 2023 to $62,780 in 2024 was primarily attributed to written off of operating assets, amount due from former companies, inventory, bad debt, other receivable and other current assets in the year 2023;

-	A decrease of $331,039 in other losses which was a result from a gain of $14,885 in 2023 to a gain of $345,924 in 2024. The decrease was mainly attributable to the loss on disposal of subsidiaries in 2024;

-	An increase of $252,969 in the fair value change in warrant from a $0 in 2023 to a loss of $252,969 in 2024.

Income tax

No income tax expenses were recognized during the year ended December 31, 2024.

Net Loss

 We recorded a net loss of $1,729,001 for the year ended December 31, 2024 as compared to a net loss of $2,203,554 recorded for the year ended December 31, 2023.

Off Balance Sheet Arrangements

There were no off-balance sheet arrangements that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

New, Revised or Amending Accounting Standards and Interpretations

New standards and amendments to standards are effective for annual periods beginning after 1 January 2026 and earlier application is permitted; however, the Group has not early adopted them in preparing these Consolidated Financial Statements.

New or Amended Standard Forthcoming requirements	Title of the Standard	Effective for Annual Periods Beginning on or After
Classification and measurement of Financial Statements	Amendments to IFRS 7 and IFRS 9	January 1, 2026
Annual Improvements to IFRS	Annual Improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Presentation and Disclosures of Financial Statements	IFRS 18	January 1, 2027
Subsidiaries without Public Accountability: Disclosures	IFRS 19	January 1, 2027

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and convertible notes. For the past 3 years, we have recorded losses of $268,377, $1,729,001 and $2,181,158 for the fiscal years ended December 31, 2025, 2024, and 2023 respectively.

Equity Issuances

The following table summarizes our issuance of Ordinary Shares for cash, from the conversion debts and share based payments. We did not issue shares for executive compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares		Net Proceeds
				(in $)
Share issuance for cash	2023	29,999	*	90,000
Share issuance in respect of payment to a consultant	2023	66,145	*	294,850
Share issuance for cash	2023	607,817		1,443,408
Share issuance in respect of payments to consultants	2023	114,116		228,232
Share issuance in respect of acquisition of subsidiaries	2023	300,000		750,000
Share issuance in respect of conversion of convertible notes	2023	240,000		600,000
Share issuance for cash	2024	21,000		52,500
Share issuance in respect of payments to a consultant	2025	15,000		18,000

*	Adjusted for post share consolidation of 10 shares for 1 share on October 16, 2023.

Capital Requirements

 As of December 31, 2025, we had total current assets of $1,425,732 which mainly consisted of $160 in cash and cash equivalents, $1,425,572 in trade receivable and other receivables. Our current liabilities on December 31, 2025 totaled $1,987,225 which mainly consisted of $1,693,225 in trade and other liabilities, $16,352 in derivatives in financial instruments, $255,840 in convertible promissory notes and $21,808 in warrant liabilities. Our net current liabilities at December 31, 2025 was $561,493 as compared to $14,792,773 at December 31, 2024. Our current cash and cash equivalents are insufficient to fund our capital expenditures in the next 12 months based on our budget, realization of our current assets, and forecast revenue.

We will still be required to raise funds from the capital or debt markets in 2026 to roll out our full business plans. If we are unable to raise additional capital when required or on acceptable terms or if we do not realize our anticipated operating and sales plans, we may have to significantly delay, scale back or discontinue some, if not all, our operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2025	2024	2023
	$	$	$
Net cash used in operating activities	(9,994)	(1,066,792)	(913,323)
Net cash (outflows) / inflows in investing activities	-	(1,335)	1,760
Net cash inflows by financing activities	-	402,500	1,533,408
Net (decrease)/increase in cash and cash equivalents	(9,994)	(665,627)	621,845
Cash and cash equivalents at beginning of year	10,154	675,781	53,936
Cash and cash equivalents at end of year	160	10,154	675,781

Net cash used in operating activities were $9,994, $1,066,792 and $913,323, during the years ended December 31, 2025, 2024 and 2023 respectively. Net cash used in operating activities for the year ended December 31, 2025 were mainly due to the fair value change in derivative financial instruments and the net inflows from the changes in working capital from operations. For the year ended December 31, 2024, net cash inflows in operating activities were mainly due to the loss for the year, depreciation and amortization expenses. For the year ended December 31, 2023, the net cash outflow in operating activities was mainly due the loss for the year and the net inflows from the changes in working capital from operations and fair value change in derivative financial instruments and changes in fair value of warrants.

Net cash used in investing activities were cash outflows of $1,335, and cash inflows of $1,760 for the years ended December 31, 2024 and 2023 respectively. In 2024, net cash outflow was on the disposal of subsidiaries. In 2023, the net cash inflows in investing activities were mainly due to cash acquired on purchase of assets.

Net cash inflows in financing activities were $402,500, and $1,533,408 for the years ended December 31, 2024 and 2023 respectively. Net cash inflows in financing activities during the year ended December 31, 2024 were attributable to the issuance of shares and convertible promissory notes. Net cash inflows in financing activities during the year ended December 31, 2023, were attributable to the issuance of shares.

We had net cash and bank balance of $160, $10,154, and $675,781 as at December 31, 2025, 2024 and 2023 respectively.

C. Research and Development, Patents and Licenses

The Company did not conduct any research and development activities and incur no expenses for R&D in 2025, 2024 and 2023.

D. Trend Information

We are still developing our business operations and it is not possible for us to predict with any degree of accuracy the outcome of our business in the future. Our operations are mainly dependent on further development and commercialization of our business and technologies.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 3 to our consolidated financial statements, which are included elsewhere in this Annual Report.

F. Reserved

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management and the positions they held as of the date of this annual report on Form 20-F.

Name	Position
Mr. Con Unerkov (1)	Executive Director, Chief Executive Officer and Interim Chief Financial Officer
Mr. Zhiyun Tan (2)	Independent Non-Executive Director
Mr. Peter J Whelan (3)	Independent Non-Executive Director
Mr. Uwe Henke von Parpart (4)	Independent Non-Executive Director
Ms. Jannu Binti Babjan (5)	Independent Non-Executive Director
Ms. Julie Ann Edwards (6)	Company Secretary

(1)	Mr. Con Unerkov was appointed as the director on October 23, 2024, co-chief executive officer on December 16, 2024 and interim Chief Financial Officer on January 2, 2025.
(2)	Mr. Zhiyun Tan was appointed as the director on October 25, 2024 and resigned as the secretary on December 16, 2024.
(3)	Mr. Peter J Whelan was appointed as the director on December 16, 2024.
(4)	Mr. Uwe Henke von Parpart was appointed as the director on June 18, 2025.
(5)	Ms. Jannu Binti Babjan was appointed as a director on January 26, 2026.
(6)	Ms. Julie Ann Edwards was appointed as the company secretary on December 16, 2024.

Mr. Con Unerkov, age 56, was appointed as a non-executive director of the Company on October 23, 2024 and was redesigned as an Executive Director on December 16, 2024. Mr. Unerkov was appointed as Chief Executive Officer and Interim Chief Financial Officer on December 16, 2024 and January 2, 2025 respectively. Mr. Unerkov is an Australian based businessman with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity.

Mr. Unerkov is currently the Chairman of Oakridge International Limited, a company listed on the Australia Securities Exchange under the symbol OAK which is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities, and expanding into delivering assisted independent living technologies utilising Internet of Things (IoT) products and solutions. Mr. Unerkov’s other companies are focused on providing clean energy charging, energy storage solutions and zero emission mobility. Mr. Unerkov was the Chairman and Executive director of the Company from May 2019 to August 2021.

Mr. Zhiyun Tan, age 45, was appointed as an independent non-executive director of the Company on October 25, 2024. Mr. Tan is a former secretary of the Company. Mr. Tan is a partner in his own business consulting services firm in Sydney, Australia. He has over 10 years of experience providing business and tax advisory services to large & SME corporates and high-net-worth individuals. He has also worked as a Financial Controller of a large private company. Mr. Tan specializes in Business Advisory, Cloud and Business Systems, Strategic Advisory, Corporate Finance & Advisory, Tax Advisory and R&D Incentives and Advisory.

Mr. Tan is a member of Certified Practicing Accountant, Australia (CPA). He is also a Chartered Tax Adviser (CTA) and a Registered Tax Agent in Australia. Mr. Tan received a Master of Business Administration majoring in Accounting and Management from the University of Technology, Sydney. He received a Bachelor of Environmental Engineering from the University of Hunan.

Mr. Peter J Whelan, age 82, was appointed as an independent non-executive director of the Company on December 16, 2024. Mr. Whelan is a Chartered Accountant from Australia with over 50 years’ experience as a professional accountant. He has held positions as Managing Partner and Chairman of Partners of a major mid-tier accounting firm in South Australia. He practiced mainly in the areas of corporate advisory and audit.

Mr. Whelan is currently an independent non-executive director of Oakridge International Limited, a company listed on the Australian Securities Exchange (ASX: OAK) and a member of the Board and Finance Committee of a major South Australian charity providing affordable accommodation to those in need. He is also a director of a family business operating in the retail clothing and foot-wear sector for over 30 years.

Mr. Whelan has been involved in motorsport for over 50 years as a competitor and administrator. He was formerly the President of the Sporting Car Club of South Australia and is a member of the Adelaide Motorsport Festival Advisory Committee.

Mr. Uwe Henke von Parpart, aged 85, is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, he was the Executive Managing Director, Chief Strategist, and Head of Research of the Reorient Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Henke von Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. His experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand Prime Minister’s office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He was a frequent guest on CNBC and Bloomberg TV. He was an independent director of the Company from December 2019 to August 2021. After serving as an officer in the German Navy, Mr. Henke von Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He also taught at University of Pennsylvania and Swarthmore College.

Ms. Jannu Binti Babjan, aged 59, was appointed as a director on January 26, 2026. Ms. Babjan served as a director of the Company from May 2024 to December 2024. Ms. Babjan is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 8 years. She has over 29 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian legal system from the magistrate courts right up to the Federal Court of Malaysia. Ms. Babjan was an independent and non-executive director of the Company from April 2021 to August 2021. Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

Ms. Julie Ann Edwards, age 54, was appointed as a company secretary of the Company on December 16, 2024. Ms. Edwards has significant experience and involvement in the management of accounting and finance functions of companies. Ms. Edwards holds a Bachelor of Commerce from Deakin University. She is a member of CPA Australia and holds a CPA Public Practice Certificate, and is a registered Tax Agent in Australia. Ms. Edwards is a director and manager of Lowell Accounting Services and also provides company secretarial services for a number of ASX listed companies and unlisted companies.

Directors Resigned/Retired since January 1, 2024 and up to the date of this Report.

Muhammad Zubairy Bin Husain, age 54, was appointed as an independent and non-executive director of the Company on July 4, 2023 and retired on April 29, 2025. Mr. Husain was trained at the Chamber of Dato’ Doctor Ratnam Kamala Nathan. He was called to the Malaysian Bar as an Advocate & Solicitor in 1996. He practiced civil litigation between 1996 and 2000, specializing in medical negligence and accident cases. He then went on to establish his own law firm, Hasif Zubairy & Associates, in 1997 which focused on 5-star hotel line consultation jobs. He ventured into the IT business in 2002 with iTer Niaga Sdn Bhd, which focused on hardware supply and maintenance. He further ventured into the security business providing maritime security services to various business verticals, mainly the oil and gas sector. He was also involved in nation-building activities and received the Bintang Kebaktian Masyarakat (BKM) medal and the Panglima Mahkota Wilayah (PMW) title for his fundraising activities for orphans and single mothers. He is skilled in organization and management, strategic planning, communication, and negotiation.

Mr. Husain received a Bachelor of Laws (Hons.) from National University of Malaysia in 1995.

Mr. Hazran Mohamed, age 55 has served as a director of the Company since July 2023 and resigned on December 18, 2024. Mr. Mohamed has over 15 years of experience as journalist working as news editor for television. Currently he is an independent journalist in Malaysia. From 2020 to 2022, he was the Press Secretary to Minister of Ministry of Rural Development (“KPLB”), a government linked entity in the business of rural development in line with the Malaysian government’s initiative in addressing poverty, improving the quality of life and well-being of the rural community. Prior to joining the KPLB, Mr. Mohamed has worked in senior positions as a Special Officer to Chairman of Tenaga National Berhad (TNB), the national electricity company of Malaysia. From 2016 to 2018 he served as the Head of Corporate Communication for Ministry of Education.

Mr. Mohamed received a Bachelor of Social Science & Malay Literature from University Putra Malaya.

John Ki Park, age 58, has served as the Co-Chief Executive Officer of the smartglass business since November 2023 and resigned on December 16, 2024. Mr. Park is currently Director and Chief Executive Officer of Nextglass Technologies Corp., a company in the electronic film business and a supplier of such film products to our smartglass manufacturing operation. Prior to joining Nextglass in 2016, Mr. Park also served as the CEO of BBV Vietnam S.E.A. Acquisition Corporation “BB”) a special purpose acquisition vehicle listed on Nasdaq. Prior to joining BBV, Mr. Park served in various executive management positions including CEO of Innovay Inc. an affiliate of Migami and vice president of Mira Life Group, a cosmetic company at which he raised capital for their market launch and distribution in Asia.

Mr. Park received both his B.S. degree and an M.B.A. degree from Brigham Young University.

Dr. Megat Radzman Bin Megat Khairuddin, age 57, has served as the Co-Chief Executive Officer of the Company since May 2023 and resigned on December 16, 2024. Dr. Megat’s role was managing the operations of the Company across all business segments. During the year Dr. Megat was also acted as the CEO of the Group and then in November 2023 he became the co- CEO for the non- Smartglass businesses. Dr. Megat has over 20 years of experience involving in several technology companies working in data communication, crypto/digital currency projects and in supply chain management for motorcycle spare parts and services value chain.

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

Mohd Hazrol Bin Mohd Rosmey, age 42, has served as an interim Chief Financial Officer of the Company since June 2023 and resigned on December 18, 2024. Mr. Mohd Rosmey was the Financial Controller of the Company’s operation in Malaysia and was redesignated and assume the role as the interim Chief Financial Officer of the Company. Mr. Mohd Rosmey has over 15 years of experience as Branch Manager in a local bank in Malaysia. From 2012 to 2019, he was the Branch Manager to AmBank (M) Berhad, responsible to manage branch operation and sales, staff under supervision and ensure branch operation comply with the Standard operation Procedure (S.O.P) requirement. Prior to joining AmBank (M) Berhad, Mr. Mohd Rosmey has worked in Personal Financial Consultant and Personal Banker in Hong Leong Bank Bhd.

Mr. Mohd Rosmey received a Bachelor of Business Administration from University of Malaya.

Dr. Zhi-Cheng Xiao, age 68, has served as a director of the Company since June 19, 2023 and resigned on July 22, 2024. Dr. Xiao has since 2011 to now a Professor in the Department of Anatomy and Developmental Biology at Monash University in Melbourne Australia. He has also worked with one the of the world’s top pharmaceutical companies as a director of research in neuroscience and neurodegenerative diseases. Dr. Xiao has published more than 130 papers in reputed journals and served as editorial board members of more than 10 journals. He has established IRP Health and uPcare Group in Melbourne.

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

Ms. Hui Zhong, age 43, has served as a director of the Company since August 2021 and resigned on June 3, 2024. Ms. Hui has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos.

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

Executive Compensation

The following table sets forth all the compensation awarded to, earned by or paid to each individual who served as directors and officer in fiscal year of 2024 and 2025.

Fiscal Year 2025

	Short-term Benefits		Post-Employment		Share-based
	Benefits		Benefits		Payments		Total
	Salary &		Super-	Retirement
	Fees	Other	annulation	Benefits	Shares	Options
	$	$	$	$	$	$	$
Mr. Con Unerkov (1)	252,000	N/A	N/A	N/A	N/A	N/A	252,000
Mr. Zhiyun Tan (2)	10,161	N/A	N/A	N/A	N/A	N/A	10,161
Mr. Peter J Whelan (3)	14,226	N/A	N/A	N/A	N/A	N/A	14,226
Mr. Muhammad Zubairy bin Husain (4)	-	N/A	N/A	N/A	N/A	N/A	-
Mr. Uwe Henke von Parpart (12)	10,500	N/A	N/A	N/A	N/A	N/A	10,500
Total	286,887	N/A	N/A	N/A	N/A	N/A	286,887

Fiscal Year 2024

	Short-term Benefits		Post-Employment		Share-based
	Benefits		Benefits		Payments		Total
	Salary &		Super-	Retirement
	Fees	Other	annulation	Benefits	Shares	Options
	$	$	$	$	$	$	$
Mr. Con Unerkov (1)	3,435	N/A	N/A	N/A	N/A	N/A	3,435
Mr. Zhiyun Tan (2)	3,339	N/A	N/A	N/A	N/A	N/A	3,339
Mr. Peter J Whelan (3)	774	N/A	N/A	N/A	N/A	N/A	774
Mr. Muhammad Zubairy bin Husain (4)	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Mr. Hazran Mohamed (5)	17,371	N/A	N/A	N/A	N/A	N/A	17,371
Ms. Jannu Binti Babjan (6)	10,306	N/A	N/A	N/A	N/A	N/A	10,306
Ms. Hui Zhong (7)	9,506	N/A	N/A	N/A	N/A	N/A	9,506
Dr. Zhicheng Xiao (8)	9,000	N/A	N/A	N/A	N/A	N/A	9,000
Mr. John Ki Park (9)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Megat Radzman bin Megat Khairuddin (10)	150,000	N/A	N/A	N/A	N/A	N/A	150,000
Mr. Mohd Hazrol Bin Mohd Rosmey (11)	80,571	N/A	N/A	N/A	N/A	N/A	80,571
Total	302,302	N/A	N/A	N/A	N/A	N/A	302,302

(1)	Mr. Con Unerkov was appointed as a director on October 23, 2024. He was appointed Chief Executive Officer and Interim Chief Financial Officer on December 16, 2024 and January 2, 2025 respectively.
(2)	Mr. Zhiyun Tan was appointed as a director on October 25, 2024.
(3)	Mr. Peter K Whelan was appointed as a director on December 16, 2024.
(4)	Mr. Mohammad Zubairy Bin Husain retired as the director on April 29, 2025.
(5)	Mr. Hazran Mohamed resigned as the director on December18, 2024.
(6)	Ms. Jannu Binti Babjan resigned as the director on December 18, 2024.
(7)	Ms. Hui Zhong resigned as a director on June 3, 2024.
(8)	Dr. Zhi-Cheng Xiao resigned on July 22, 2024.
(9)	Mr. John Ki Park resigned as a co-chief executive officer on November 27, 2023.
(10)	Dr. Megat Radzman bin Megat Khairuddin resigned as the co-chief executive officer on December 16, 2024.
(11)	Mr. Mohd Hazrol Bin Mohd Rosmey resigned as an interim chief financial officer on December 16, 2024.
(12)	Mr. Uwe Henke von Parpart was appointed as a director on June 18, 2025.

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

Employee Share Option Plan

As at December 31, 2025, 2024 and 2023, the Company had no employee share option issued and outstanding in respect to the 2021 ESOP.

Pension and Retirement Benefits

There was no amount set aside or accrued by the Group to provide pension, retirement or similar benefits as at December 31, 2025 as these amounts were expensed and paid as of this date.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of one executive director and four independent non-executive directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on NASDAQ. The practice we follow in lieu of NASDAQ’s corporate governance requirements is the ASX Best Practice Guide published by the ASX Corporate Governance Council. The Guide contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structure and practices. It is not mandatory to follow the Recommendations. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. We believe that we are in material compliance with the ASX Corporate Governance Principles. Set forth below are material provisions of the ASX corporate Governance Principles together with the reasons, where applicable, for variation therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of Board and management.

2.	Structure the Board to add value. Companies should have a Board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended December 31, 2025, we varied from the Recommendations in the following area:

a)	No formal performance evaluation of the Board was conducted for the year ended December 31, 2024 and 2025 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

3.	Act ethically and responsibly. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of security holders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Corporate Governance Principles and Recommendations, that a listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors. Our Board of Directors currently have five directors, consisting of one executive director and four non-executive directors within the meaning of the ASX Corporate Governance Principles and Recommendations, and our audit committee consists of such three independent non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Ms. Jannu Binti Babjan, Mr. Byran Zhiyun Tan, Mr. Peter J Whelan and Mr. Uwe Henke von Parpart qualify as an independent director under the requirements of the NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, and NASDAQ Marketplace Rules. Our Audit Committee is currently composed of Mr. Peter J Whelan, Ms. Jannu Binti Babjan and Mr. Uwe Henke von Parpart. Mr. Peter Whelan is the chairman of the audit committee. The audit committee meets at least two times per year.

Nomination and Remuneration Committee. Our Board of Directors has established a Nomination and Remuneration Committee, which is comprised by majority of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nomination and Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Nomination and Remuneration Committee is also responsible for overseeing and advising our Board of Directors about the adoption of policies that govern our compensation programs. Mr. Con Unerkov, Mr. Peter J Whelan, Ms. Jannu Binti Babjan and Mr. Uwe Henke von Parpart are the current members of the Nomination and Remuneration Committee. Mr. Peter J Whelan is the chairman of this committee.

Corporate Governance Requirements Under Nasdaq Rules - the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Marketplace Rules

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

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

D. Employees

As of December 31, 2025, we had 5 employees and of these employees were employed in finance, administration and management located in Malaysia.

As of December 31, 2024, we had 5 employees and of these employees were employed in finance, administration and management in Australia.

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

The beneficial ownership of senior management and directors are set out in Item 7A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding shares of our Ordinary Shares beneficially owned as of January 15, 2026 by: (i) each of our directors; (ii) all the directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

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

For purposes of computing the percentage of outstanding Ordinary Shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of January 15, 2026, there were 3,446,434 outstanding shares.

		Options	Note	Total Stock
		Exercisable	Convertible	and
	Ordinary	Within 60	Within 60	Stock Based	%
Name	Shares	Days	Days	Holdings	Ownership

Mr. Con Unerkov# (1) (6)	300,033	-	482,817	782,850	19.99%
Mr. Zhiyun Tan(2)	-	-	-	-	-
Mr. Peter J Whelan(3)	-	-	-	-	-
Mr. Uwe Henke von Parpart(4)	17,955	-	-	17,955	*
All directors and officers as a group (4 persons)	317,988	-	482,817	800, 805	19.99%
Ohho Korea Co., Ltd(5)	240,000	-	-	240,000	6.99%
Teko Mobility Pty Ltd(6)	300,000	-	-	300,000	8.74%
Montague Capital Pty Ltd(6)	300,000	-	482,817	782,817	19.99%

#	Director fee for Mr. Con Unerkov was paid to his service company.
*	less than 1%

Notes:

(1)	Appointed as a director of the Company on October 23, 2024. He was appointed Chief Executive Officer and Interim Chief Financial Officer on December 16, 2024 and January 2, 2025 respectively.

(2)	Appointed as a director of the Company in October 2024.

(3)	Appointed as a director of the Company in December 2024.

(4)	Appointed as a director of the Company in June 2025. 17,955 shares are held by the spouse of Mr. von Parpart.

(5)	Ohho Korea Co., Ltd, a company incorporated in South Korea, is a company wholly owned and controlled by Mr. Hong Seok Kim.

(6)	Montague Capital Pty Ltd. (“Montague”) holds a US$350,000 convertible note (“Note”). Pursuant to the Note, the noteholder can convert the Note at $1.25 per share at any time from the date of the Note to July 22, 2026. Montague also holds US$525,000 warrants to subscribe for up to 403,846 shares at US$1.30 per share for a period of two years to July 22, 2026. Montague can convert the convertible note and or exercise the warrants provided that the noteholder and its affiliates shall not exceed 20% shareholding in the Company after such conversion or exercise, as applicable. Montague also holds 300,000 shares indirectly through its wholly owned subsidiary company Teko Mobility Pty Ltd (“Teko Mobility”). Teko Mobility is a wholly owned subsidiary of Montague. Both Montague and Teko Mobility are incorporated in Australia. Montague is controlled by Mr. Con Unerkov. Mr. Unerkov also holds 33 shares indirectly through Intek Solutions Pty Ltd. (“Intek”) an Australian corporation wholly owned by Mr. Unerkov. The percentage of ownership shown in the above table for Montague, Teko Mobility, and Mr. Unerkov are based on the shares outstanding post conversion of the Note.

B. Related Party Transactions

The following related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and IMTE on the other, occurred during the years ended December 31, 2025, 2024 and 2023.

For the year ended December 31, 2025

During the year, the Group had the following related party transactions:

The remuneration of directors of the Company were paid $286,887.

For the year ended December 31, 2024

During the year, the Group had the following related party transactions:

The remuneration of directors of the Company was paid $71,731.

For the year ended December 31, 2023

During the year, the Group had the following related party transactions:

The remuneration of directors of the Company was paid $228,400.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending December 31, 2025 and 2024 are included in Item 18 of this Annual Report on Form 20-F.

Legal Proceedings

Other than as disclosed below, (i) we are not involved in any significant legal, arbitration or governmental proceedings and (ii) we are not aware of any pending significant legal, arbitration or governmental proceedings with respect to IMTE.

On August 8, 2025 the Company’s management was notified that the Australian Securities and Investments Commission (“ASIC”) had commenced proceedings in the Magistrates Court in Adelaide, South Australia, for failing to lodge annual reports for the years 2020 to 2023 and interim reports for the years 2021 to 2024 (together the annual and interim reports referred to herein as “Reports”) with ASIC. The Company was convicted following an ex parte hearing (a hearing which the Company did not attend) and was assessed a penalty of a total of AUD45,387 or about USD30,100 in December 2025. On October 8, 2025 the Company completed and filed all these Reports with ASIC.

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

On May 12, 2025, the Company issued 15,000* Ordinary Shares at a share price of $1.20* for a total of $18,000 to consultants.

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

In November 2023, the Company issued a US$15 million Convertible Note (the “NSI-Note”) to Nextglass Solutions Inc. (“NSI”), a Delaware corporation. The NSI-Note is non-interest bearing and maturing in two years from the date of the NSI-Note. The holder of the NSI-Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.42 per share over the term of the NSI-Note. The conversion price is subject to downward adjustment and has a floor price of US$1.00 if the Company sells ordinary shares below the conversion price within 12 months from the date of the NSI-Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion NSI would own more than 19.99% equity interest in the Company. The Company used the proceeds of the US$15,000,000 to invest in the smartglass lamination operation. In September 2025, the entire NSI-Note was redeemed.

On July 22, 2024, the Company issued a US$350,000 Convertible Note (the “MCPL-Note”) to Montague Capital Pty Ltd. (“Montague”), an Australia corporation. The MCPL-Note is interest bearing at 6% per annum and maturing in two years from the date of the NSI-Note. The holder of the MCPL-Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the MCPL-Note. There is a conversion limitation such that no conversion can be effected if after such conversion Montague and its associates would own more than 19.99% equity interest in the Company. The Company used the proceeds for working capital. At the date of this report none of the MCPL-Note has been redeemed or converted.

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

In July 2024 in connection with the Convertible Notes issued to Montague, the Company issued to Montague warrants to purchase a total of 403,846 shares raising an additional $525,000, if all the warrants are exercised. The warrants are for a term of 2 years from the date of the warrant agreement and can be exercised at $1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. At the date of this report none of the warrants have been exercised.

Options

The Company had no employee share options issued and outstanding as of December 31, 2025.

B. Memorandum and Articles of Association

A summary of our Constitution is incorporated by reference to our registration statement on Form 20-F filed on July 21, 2017.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, there are no contracts entered into by IMTE within two years immediately preceding this annual report that are still in effect, which may be regarded as material.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the NASDAQ Capital Market, which should then qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our December 31, 2022 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect that we could be classified as a PFIC for our December 31, 2022 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

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

The documents concerning our Company which are referred to in this document may also be inspected at the offices of our principal office located at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

I. Subsidiary Information

See “Item 4.C. Information on the Company - Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintains disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(e) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board and that receipts and expenditures of the Company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (the “2013 Framework”) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is not effective as of December 31, 2025 under the COSO 2013 Framework.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2025:

i.	Lack of sufficient segregation of duties related to the preparation and posting of journal entries;

ii.	Lack of sufficient oversight over the financial reporting process and internal controls;

iii.	Lack of sufficient technical expertise in accounting for complex transactions, including acquisitions, disposals, and convertible notes; and

iv.	Lack of sufficient documentation to evidence the performance and implementation of key internal controls over financial reporting.

Management believes that the material weaknesses set forth in items (i) through (iv) above did not have an effect on the Company’s financial reporting during the year ended December 31, 2025.

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

While we now believe that these material weaknesses are continuing to be addressed, we will continue our remediation efforts during fiscal year 2026.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

●	education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions.

●	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

●	other relevant experience.

Our board of directors has determined that Mr. Peter J Whelan qualifies as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The most recent version is available in the Governance sub-section of the Investors section of our website at https://www.imtechltd.com/. The information contained on our website is not incorporated by reference into this annual report.

If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year 2025 and 2024, the following fees were paid or payable for services provided by Ramirez Jimenez International CPAs, auditor of the Group.

Fee Category	2025	2024
Audit Fees	$105,000	$-
Audit-Related Fees	$-	$-
All Other Fees	$-	$-

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 26, 2025, Ramirez Jimenez International CPAs (RJI”) was appointed as our independent PCAOB audit firm for US reporting purposes. Neither we, nor anyone of our behalf, consulted RJI prior to the engagement of RJI regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Nasdaq Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such Nasdaq rules must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to Nasdaq. See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Corporate Governance Requirements under Nasdaq listing rules” for a summary of such differences.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed in this Form 20-F as Exhibit 97.1.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, a copy of which is filed as Exhibit 97.1 to the Company’s Form 20-F filed on October 22, 2024.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. In the year just ended and up to the date of this report, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected our operations and financial conditions, and we do not believe they are reasonably likely to materially affect us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

At management level, our Chief Executive Officer is responsible for assessing, identifying and managing material risks from cybersecurity threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Chief Executive Officer meets with the board of directors (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company, if any, and the relevant disclosure issue, and (ii) in connection with each annual report, will present the disclosure concerning cybersecurity matters in Form 20-F.

If a cybersecurity incident occurs, our executive officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our executive officers will promptly report the incident and assessment results to our board of directors and external legal counsel, to the extent appropriate. Our executive officers shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors, and external legal counsel (if necessary), before it is disseminated to the public.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Integrated Media Technology Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Integrated Media Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Integrated Media Technology Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations, and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

 The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group incurred a net loss in the amount of approximately $268,000 during the year ended December 31, 2025 and had accumulated losses of approximately $54 million as of December 31, 2025, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We determined that there are no critical audit matters.

/s/ Ramirez Jimenez International CPAs
Ramirez Jimenez International CPAs

Irvine, California

February 2, 2026

We have served as the Group’s auditor since 2025.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in United States dollars, except number of shares)

		Years ended December 31,
	Note	2025 US$		2024 US$		2023 US$
Revenue, net	4		71,580		60,471		85,454
Cost of sales			(33,000)		(30,322)		(261,566)
Gross profit/ (loss)			38,580		30,149		(176,112)
Interest income			-		18		4
Other income	5		1,061		2,122		10,137
Gain on exchange of convertible note for reduction of equipment deposit	15		583,484		-		-
Gain/(loss) on fair value change in derivative financial instruments	16		448,154		1,304,598		(596,491)
Gain on derecognition of derivative liability			-		-		1,292,424
Gain on conversion of convertible notes liability			-		-		987,318
			1,071,279		1,336,887		1,517,280

Expenses
Finance costs	6		(732,037)		(845,481)		(84,420)
Employee benefit expenses	7		(286,887)		(338,532)		(517,547)
Depreciation and amortization expenses	7		-		(1,441,653)		(789,282)
Professional and consulting expenses	7		(547,228)		(470,262)		(1,189,108)
Travel and accommodation expenses			(181)		(135)		(5,932)
Other expenses	7		(3,694)		(62,780)		(1,149,430)
Other (loss)/ gains	7		(790)		345,924		14,885
Gain / (loss) on fair value change in warrant	16		231,161		(252,969)		-
Total expenses			(1,339,656)		(3,065,888)		(3,720,834)

Loss before income tax			(268,377)		(1,729,001)		(2,203,554)
Income tax expense	8		-		-		-

Loss for the year			(268,377)		(1,729,001)		(2,203,554)

Loss and total comprehensive loss for the year attributable to:
Equity shareholders of Integrated Media Technology Limited			(268,377)		(1,369,643)		(1,395,250)
Non-controlling interest			-		(359,358)		(808,304)

			(268,377)		(1,729,001)		(2,203,554)

Loss per share		US$		US$		US$
- Basic and diluted	10		(0.08)		(0.40)		(0.59)

The above consolidated statements of profit or loss and comprehensive loss should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in United States dollars)

		December 31,
		2025	2024
	Note	US$	US$
ASSETS
Current Assets
Cash and cash equivalents		160	10,154
Trade receivables	11	71,580	-
Other receivables	12	1,353,992	1,341,605

Total Current Assets		1,425,732	1,351,759

Non-Current Assets
Other assets – equipment deposits	13	14,260,847	29,260,847

Total Non-Current Assets		14,260,847	29,260,847

TOTAL ASSETS		15,686,579	30,612,606

LIABILITIES
Current Liabilities
Trade and other payables	14	1,693,225	838,113
Convertible promissory notes	15	255,840	14,314,083
Derivative financial instruments	16	16,352	992,336
Warrant liabilities	17	21,808	-

Total Current Liabilities		1,987,225	16,144,532

NON-CURRENT LIABILITIES
Convertible promissory notes	15	-	86,538
Derivative financial instruments	16	-	178,836
Warrant liabilities	17	-	252,969

Total Non-Current Liabilities		-	518,343

TOTAL LIABILITIES		1,987,225	16,662,875

NET CURRENT LIABILITIES		(561,493)	(14,792,773)

NET ASSETS		13,699,354	13,949,731

CAPITAL AND RESERVES
Issued capital (no par value 3,446,434 and 3,431,434 ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively)	19	68,862,716	68,844,716
Accumulated losses		(54,341,549)	(54,073,172)
Equity attributable to shareholders of Integrated Media Technology Limited		14,521,167	14,771,544
Non-controlling interest		(821,813)	(821,813)

TOTAL EQUITY		13,699,354	13,949,731

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in United States dollars)

	Attributable to owners of the Group			Non-
	Issued Capital	Accumulated Losses	Paid In Capital	controlling Interest	Total
	US$	US$	US$	US$	US$
Balance at January 1, 2023	65,332,091	(60,780,984)	9,472,705	345,849	14,369,661

Changes in equity for 2023:
Loss for the year	-	(1,395,250)	-	(808,304)	(2,203,554)
Acquisition of subsidiaries (Note 18 (b))	750,000	-	-	-	750,000
Issuance of ordinary shares for services (Note 19(b))	576,717	-	-	-	576,717
Issuance of ordinary shares for cash (Note 19(b))	1,533,408	-	-	-	1,533,408
Issuance of ordinary shares on conversion of debts (Note 19(b))	600,000	-	-	-	600,000
Balance at December 31, 2023 and as of January 1, 2024	68,792,216	(62,176,234)	9,472,705	(462,455)	15,626,232

Changes in equity for 2024:
Loss for the year	-	(1,369,643)	-	(359,358)	(1,729,001)
Paid in capital released on expiry of warrants	-	9,472,705	(9,472,705)	-	-
Issuance of ordinary shares for cash (Note 19(b))	52,500	-	-	-	52,500
Balance at December 31, 2024 and as of January 1, 2025	68,844,716	(54,073,172)	-	(821,813)	13,949,731

Changes in equity for 2025:
Loss for the year	-	(268,377)	-	-	(268,377)
Issuance of ordinary shares for services (Note 19(b))	18,000	-	-	-	18,000
Balance at December 31, 2025	68,862,716	(54,341,549)	-	(821,813)	13,699,354

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in United States dollars)

		Years Ended December 31,
		2025	2024	2023
	Note	US$	US$	US$
Cash flows from operating activities
Loss before income tax		(268,377)	(1,729,001)	(2,203,554)
Adjustments to reconcile loss before income tax to net cash used in operating activities:
Fair value change in derivative financial instruments	16	(448,154)	(1,304,598)	596,491
Gain on exchange of convertible note for reduction of equipment deposit		(583,484)	-	-
Gain on derecognition of derivative liability		-	-	(1,292,424)
Gain on conversion of convertible notes liability		-	-	(987,318)
Changes in fair value of warrants		(231,161)	252,969	-
Finance costs for convertible notes		732,037	845,481	84,420
Depreciation and amortization		-	1,441,653	789,283
Gain on disposal of subsidiaries	18(a)	-	(352,889)	-
Loss on asset acquisition		-	-	745,180
Net cash inflows/(outflows) from changes in working capital	23	789,145	(220,407)	1,354,599

Net cash used in operating activities		(9,994)	(1,066,792)	(913,323)

Cash flows from investing activities
Net cash from disposal of subsidiaries		-	(1,335)	-
Cash acquired in acquisition of assets		-	-	2,110
Purchase of plant and equipment		-	-	(350)

Net cash (used in)/provided by investing activities		-	(1,335)	1,760

Cash flows from financing activities
Net proceeds from issuance of ordinary shares		-	52,500	1,533,408
Proceeds from issuance of convertible promissory notes		-	350,000	-

Net cash provided by financing activities	23	-	402,500	1,533,408

Net (decrease)/ increase in cash and cash equivalents		(9,994)	(665,627)	621,845
Cash and cash equivalents at the beginning of financial year		10,154	675,781	53,936

Cash and cash equivalents at the end of financial year		160	10,154	675,781

Analysis of cash and cash equivalents:
Cash and bank balances		160	10,154	675,781

Supplemental schedule of non cash investment and financing activities:

Issuance of convertible notes for equipment deposit		-	-	15,000,000
Redemption of convertible notes for equipment deposit		15,000,000	-	-
Issuance of shares for services		18,000	-	576,717
Issuance of shares on conversion of convertible notes		-	-	600,000
Issuance of shares for acquisition of subsidiary		-	-	750,000
Paid in capital release to accumulated losses on expiry of warrants		-	9,472,705	-

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in United States dollars, unless otherwise noted)

NOTE 1. REPORTING ENTITY

The consolidated financial report covers the entity of Integrated Media Technology Limited (“IMTE”) and its controlled entities for the years ended December 31, 2025, 2024 and 2023 which were authorized for issue by the Board of Directors on January 29, 2026. IMTE is a for-profit public company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the NASDAQ Capital Markets. IMTE is an investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, and Malaysia. The company operates as one business segment.

The Company and its subsidiaries are referred to as the “Group”.

Going Concern

The Group’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Group has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. For the year ended December 31, 2025, the Group had generated a net loss US$268,377 and had accumulated losses of US$54,341,549 since inception. The ability of the Group to continue as a going concern is dependent on the Group obtaining adequate capital to fund operating losses until it becomes profitable. If the Group is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

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

Restatement

During the preparation of the consolidated financial statements for the year ending December 31, 2023, the Company’s management identified the following material misstatements in the Company’s consolidated financial statements:

●	The Company did not properly make appropriate write off in the current and prior period for trade receivables. To correct the assumptions used for the write off for uncollectable debts in these periods, bad debts written off and revenue are decreased by $868,804 and $288,222 respectively, and accumulated loss of prior years is increased by $580,582.

●	The Company did not properly make appropriate write off for inventories in the prior period. As a result, inventories and provision for inventories in the profit and loss account were overstated. To correct the incorrect assumptions used for the write off in the prior period, inventories is decrease by $2,996,964 and provision for inventories expense is decreased by $972,415, and accumulated loss of prior years is increased by $3,969,379.

●	The Company did not properly make appropriate write off certain accounts in other receivables in prior periods. As a result, both other receivables and accumulated losses of prior years were understated, and provision for other receivables expense was overstated. To correct the assumptions used for the write off in other receivables in the prior period, other receivables and accumulated losses of prior years are increased by $835,155 and $1,327,629 respectively, and provision for other receivables expense is decreased by $2,162,784.

●	The Company did not properly make appropriate write off in the prior period for loan receivable, amounts due from former group companies and other current assets. To correct the assumptions used for the write off for uncollectable debts in the prior period, provision for loan receivable expense, provision for other current assets expense and other expense in the expense accounts are decreased by $6,902,000, $1,667,079 and $4,819 respectively, and accumulated loss of prior years is increased by $8,573,898.

●	The Company did not properly make appropriate write off for investment in an associate and amount due from an associate in the prior period. To correct the assumptions used for impairment of assets in the prior period, provision for investment in an associate expense and provision for due from an associate expense in the profit and loss account are decreased by $175,507 and $476,815 respectively, and accumulated losses of prior years is increased by $652,322.

●	The Company did not properly record intangible assets at inception of acquisition of subsidiaries in prior periods which resulted in the intangible assets and other reserves to be overstated in the current period. To correct this error, intangible assets, amortization of intangible assets expense and reserves are decreased by $739,207, $130,182 and $558,298 respectively, and write off of intangible assets expense and accumulated losses of prior year are increased by $4,821 and $1,422,866 respectively.

NOTE 2. BASIS OF ACCOUNTING (Continued)

●	The Company did not properly record acquisition of a subsidiary in the current period which resulted in the non controlling interest to be overstated by $22,396 and the incorrect recording of the purchase and the subsequent write off of the intangible asset in the period instead of as a write off of assets at acquisition. To correct this error, (i) non controlling interests was decreased by $22,396 and operating assets write off was increased by the same amount, and (ii) amortization of intangible expense was decreased by $722,784 and the operating assets write off was increased by the same amount.

●	The Company did not properly record other assets – equipment deposits by making an incorrect assumption on the provision. To correct this issue, the provision for equipment deposit expense was reversed resulting in other assets - equipment deposit increasing by $5,000,000 and provision for equipment deposit expense was decreased by the same amount.

●	The Company did not properly account for the convertible promissory note liability and derivative financial instruments for the $15,000,000 convertible promissory note issued during the period. To correct this issue, convertible promissory note liability was increased by $2,399,746, derivative financial instruments liability was increased by $688,165 and other reserves decreased by $2,544,840 and gain on fair value change in derivative financial instruments was increased by $596,491 and finance cost was decreased by $53,420.

●	The Company did not properly account for the warrant liabilities in prior years. To correct this issue, warrant liabilities was decreased by $11,980, gain on fair value change in warrants was decreased by $2,329,6291, accumulated losses of prior year and paid up capital are increased by $7,064,434 and $9,472,705 respectively.

●	The Company did not properly account for the $5,502,927 convertible note issued in the prior year and the resultant conversion during the current year. To correct this issue, accumulated loss of prior year is increased by $987,319, gain on fair value change in derivative financial instruments is decreased by $1,677,178, gain on conversion of convertible note liability is increased by $1,292,424, gain on derecognition of derivative liability is increased by $987,319 and finance costs is decreased by $384,754.

●	The Company did not properly account for the legal and professional fees in relation to issuance of shares in the Company in the current and prior period. To correct this issue, share capital, accumulated losses of prior year and legal and professional fees expense are decreased by $185,635, $132,000 and $53,635 respectively.

●	As the result of the adjustments above, (i) non-controlling interest in the current profit and loss account was increased by $808,019 and loss for the year attributable to our shareholders was increased by the same amount and (ii) non-controlling interest amount carried forward from prior years was decreased by $753,134 and accumulated losses of prior year was decreased by the same amount.

Based on an analysis of the factors, the Company determined that the errors discussed above were material to the Company’s previously issued financial statements for the year ended December 31, 2023, and these financial statements need to be restated. The Company’s prior period financial statements should no longer be relied upon.

The impact of the restatements on the line items within the previously reported consolidated Audited Consolidated Statement of Financial Position at December 31, 2023, included in the Company’s Form 20F filed with the SEC on October 22, 2024 (the “Original Report”) are reported below.

	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Financial Position as of December 31, 2023	US$	US$	US$
Other receivables	17,354	835,155	852,509
Inventories	2,996,964	(2,996,964)	-
Total current assets	3,690,314	(2,161,809)	1,528,505
Other assets – equipment deposits	24,260,847	5,000,000	29,260,847
Intangible assets	739,207	(739,207)	-
Total non-current assets	26,444,514	4,260,793	30,705,307
Total assets	30,134,828	2,098,984	32,233,812
Derivative financial instruments	1,449,000	688,165	2,137,165
Warrant liabilities	11,980	(11,980)	-
Total current liabilities	2,387,649	676,185	3,063,834
Convertible promissory notes	11,144,000	2,399,746	13,543,746
Total non-current liabilities	11,144,000	2,399,746	13,543,746
Total liabilities	13,531,649	3,075,931	16,607,580
Net current asset/ (liabilities)	1,302,665	2,837,994	(1,535,329)
Net Assets	16,603,179	(976,947)	15,626,232
Issued capital	68,977,851	(185,635)	68,792,216
Paid in capital	-	9,472,705	9,472,705
Other reserves	1,986,542	(1,986,542)	-
Accumulated losses	(53,821,478)	(8,354,756)	(62,176,234)
Equity attributable to shareholders of Integrated Media Technology Limited	17,142,915	(1,054,228)	16,088,687
Non-controlling interests	(539,736)	(77,281)	(462,455)
Total Equity	16,603,179	(976,947)	15,626,232

NOTE 2. BASIS OF ACCOUNTING (Continued)

The impact of the restatements on the line items within the previously reported Audited Consolidated Statement of Profit or Loss and Other Comprehensive Loss for the year ended December 31, 2023, previously filed in the Original Report is as follows:

	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Profit or Loss and Other Comprehensive Income/ (loss) for the year ended December 31, 2023	US$	US$	US$
Revenue	373,676	(288,222)	85,454
Gross profit/ (loss)	112,110	(288,222)	(176,112)
Gain/ (loss) on fair value change in derivative financial instruments	1,677,178	(2,273,669)	(596,491)
Gain on derecognition of derivative liability	-	1,292,424	1,292,424
Gain on conversion of convertible notes liability	-	987,318	987,318
Finance costs	(418,622)	334,202	(84,420)
Depreciation and amortization expenses	(919,465)	130,182	(789,282)
Professional and consulting expenses	(1,242,743)	53,635	(1,189,108)
Other expenses	(19,280,901)	18,131,471	(1,149,430)
Share of loss of associates	(175,507)	175,507	-
Gain/(loss) on fair value change in warrant	2,396,291	(2,396,291)	-
Total expenses	(20,149,541)	16,428,707	(3,720,834)
Loss before income tax	(18,350,112)	16,146,558	(2,203,554)
Loss for the year	(18,350,112)	16,146,558	(2,203,554)
Loss and total comprehensive loss for the year attributable to:	(175,507)	175,507	-
Equity shareholders of Integrated Media Technology Limited	(16,733,789)	15,338,539	(1,395,250)
Non-controlling interest	(1,616,323)	808,019	(808,304)
Total	(18,350,112)	16,146,558	(2,203,554)
(Loss) Profit per share
- Basic and Diluted	(4.91)	4.32	(0.59)

The impact of the restatements on the line items within the previously reported Audited Consolidated Statements of Changes in Equity for the year ended December 31, 2023, previously filed in the Original Report is as follows:

	As Previously Reported	Adjustment	As Restated
Consolidated Statement of Changes in Equity for the year ended December 31, 2023	US$	US$	US$
Balance at December 31, 2022 and as of January 1, 2023- Issued Capital	65,464,091	(132,000)	65,332,091
Balance at December 31, 2022 and as of January 1, 2023- Accumulated losses	(37,087,689)	(23,693,295)	(60,780,984)
Balance at December 31, 2022 and as of January 1, 2023- Other reserves	(558,298)	558,298	-
Balance at December 31, 2022 and as of January 1, 2023- Paid in capital	-	9,472,705	9,472,705
Balance at December 31, 2022 and as of January 1, 2023- Non-controlling interest	1,098,983	(753,134)	345,849
Balance at December 31, 2022 and as of January 1, 2023- Total	28,917,087	(14,547,426)	14,369,661
Changes in equity for 2023:
Balance at January 1, 2023 – Issued Capital	65,464,091	(132,000)	65,332,091
Balance at January 1, 2023 – Accumulated Losses	(37,087,689)	(23,693,295)	(60,780,984)
Balance at January 1, 2023 – Paid in Capital	-	9,472,705	9,472,705
Balance at January 1, 2023 - Other Reserves	(558,298)	558,298	-
Balance at January 1, 2023 – Non-controlling Interest	1,098,983	(753,134)	345,849
Balance at January 1, 2023 – Total	28,917,087	(14,547,426)	14,369,661
Loss for the year - Accumulated Losses	(16,733,789)	15,338,539	(1,395,250)
Loss for the year - Non-controlling interest	(1,616,323)	808,019	(808,304)
Loss for the year – Total	(18,350,112)	16,146,558	(2,203,554)
Issuance of ordinary shares for cash	1,587,043	(53,635)	1,533,408
Issuance of ordinary shares for cash – Total	1,587,043	(53,635)	1,533,408
Acquisition of subsidiaries – Other Reserves	(22,396)	22,396	-
Acquisition of subsidiaries – Total	(22,396)	22,396	-
Issuance of convertible note – Other Reserves	2,544,840	(2,544,840)	-
Issuance of convertible note – Total	2,544,840	(2,544,840)	-
Balance at December 31 2023 - Issued Capital	68,977,851	(185,635)	68,792,216
Balance at December 31 2023 - Accumulated Losses	(53,821,478)	(8,354,756)	(62,176,234)
Balance at December 31 2023 - Other Reserves	1,986,542	(1,986,542)	-
Balance at December 31 2023 - Paid in Capital	-	9,472,705	9,472,705
Balance at December 31 2023 – Non-controlling interest	(539,736)	77,281	(462,455)
Balance at December 31 2023 - Total	16,603,179	(976,947)	15,626,232

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies adopted by the Group in the preparation of the consolidated financial statements. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation

The consolidated financial statements have been prepared on the accrual basis in accordance with International Financial Reporting Standards.

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

The acquisition method of accounting is used to account for business combinations by the group (see note 3(b)).

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Principles of Consolidation And Equity Accounting (continued)

(i) Subsidiaries (continued)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss, statement of comprehensive loss, statement of changes in equity and statement of financial position respectively.

(ii) Changes in ownership interest

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

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive loss in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive lossare reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive lossare reclassified to profit or loss where appropriate.

(c) Current And Deferred Income Tax

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Current And Deferred Income Tax (continued)

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

(d) Inventories

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

(e) Impairment of Assets

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

(e) Impairment of Assets (continued)

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

(f) Trade Deposits

Trade deposits are payments in advance to suppliers of equipment, products and services, which are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less impairment losses, except where the effect of discounting would be immaterial.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Plant and Equipment

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

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed assets	Depreciation rate
Office Furniture and Equipment	3-5 years
Machinery	3-5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

(h) Foreign Currency Translation

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

The change in functional currency did not have any material effect to net income (loss) for the period as most of the assets and liabilities were US dollar denominated.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“US$” or “$”), which is the Group’s presentation currency.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Foreign Currency Translation (continued)

(ii) Transactions and balances

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensiveloss.

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

For the years ended December 31, 2025, there was comprehensive loss US$268,377 (2024: US$1,729,001 and 2023: US$2,203,554).

(i) Trade and Other Receivables

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

(j) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Warrant Liabilities

The warrant liabilities which are viewed as debts instruments, are measured at fair value through profit or loss. Each of the Company’s warrants that contains a written put option and as a result of the existence of these put options, the warrants are required to be classified as a financial liability under IAS32.

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

(l) Provisions and Contingent Liabilities

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Convertible Promissory Notes

Convertible promissory notes that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

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

(n) Derivative Financial Instruments

Derivative financial instruments are recognised at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(o) Employee Benefits

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

(p) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Revenue

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

(r) Sales Taxes

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”) or value-added tax (“VAT”), except where the amount of GST or VAT incurred is not recoverable from the Australian Taxation Office or taxation authorities in other jurisdictions. In these circumstances, the GST or VAT is recognized as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the consolidated statement of financial position are shown inclusive of GST or VAT.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(s) Earnings Per Share

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(u) Related Party Transactions

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

(v) Fair Value

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Fair Value (continued)

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

(w) Investments And Other Financial Assets

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

(w) Investments And Other Financial Assets (continued)

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

(iv) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 11 for further details. The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x) New, Revised or Amending Accounting Standards and Interpretations

New standards and amendments to standards are effective for annual periods beginning after 1 January 2026 and earlier application is permitted; however, the Group has not early adopted them in preparing these Consolidated Financial Statements.

New or Amended Standard Forthcoming requirements	Title of the Standard	Effective for Annual Periods Beginning on or After
Classification and measurement of Financial Statements	Amendments to IFRS 7 and IFRS 9	January 1, 2026
Annual Improvements to IFRS	Annual Improvements to IFRS Accounting Standards Volume 11	January 1, 2026
Presentation and Disclosures of Financial Statements	IFRS 18	January 1, 2027
Subsidiaries without Public Accountability: Disclosures	IFRS 19	January 1, 2027

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(y) Critical Accounting Judgments, Estimates and Assumptions

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

(i) Estimation of useful lives of assets

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

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y) Critical Accounting Judgments, Estimates and Assumptions (continued)

(ii) Income tax

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

(iii) Fair value estimate of warrant liability

Fair value estimation of warrant liability is included in note 3(k) and note 17 of the consolidated financial statements.

(iv) Impairment of non-financial assets

The Group assesses impairment of all assets (including intangible assets) at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Refer to Note 3(e) for details regarding the method and assumptions used.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y) Critical Accounting Judgments, Estimates and Assumptions (continued)

(v) Fair value of convertible promissory notes

The fair value of convertible promissory notes are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

(vi) Fair value of derivative financial instruments

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

NOTE 4. REVENUE

Major customers

For the year ended December 31, 2025, the Group has two individual customers (2024 and 2023: one and two respectively) with revenues comprising more than 10% of Group’s revenues and their respective receivables due from these customers are disclosed below:

	December 31, 2025		December 31, 2024		December 31, 2023
	Percentage of Revenue	Balance due US$	Percentage of Revenue	Balance due US$	Percentage of Revenue	Balance due US$
Customer A	39%	28,080	-%	-	-%	-
Customer B	61%	43,500	-%	-	-%	-
Customer C	-%	-	-%	-	23%	-
Customer D	-%	-	100%	-	77%	-
		71,580		-		-

NOTE 5. OTHER INCOME

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Sundry income	1,061	2,122	10,137

NOTE 6. FINANCE COSTS

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Interest on convertible promissory notes (Note 15)	732,037	845,481	84,420

NOTE 7. LOSS BEFORE INCOME TAX

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Employee benefit expenses:
- Wages and salaries	240,000	266,559	279,690
- Staff welfare	-	242	6,032
- Defined contribution superannuation plan expenses	-	-	3,425
	240,000	266,801	289,147
- Executive directors’ remuneration	12,000	3,435	228,400
- Non-executive directors’ remuneration	34,887	68,296	-
	46,887	71,731	228,400
Total employee benefit expenses	286,887	338,532	517,547

Depreciation and amortization of non-current assets:
- Machinery	-	1,437,334	784,000
- Office furniture and equipment	-	4,319	5,282
Total depreciation and amortization	-	1,441,653	789,282

NOTE 7. LOSS BEFORE INCOME TAX (Continued)

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Other Expenses:
Other expenses	3,694	62,780	198,434
Operating assets written off	-	-	745,180
Inventory written off	-	-	37,029
Bad debts written off (recovery)	-	-	39,375
Rental expense on operating lease	-	-	59,447
Amount due from associate written off	-	-	68,313
Selling costs	-	-	1,652
	3,694	62,780	1,149,430
Other loss/ (gains):
Exchange loss/ (gain), net	790	6,965	(14,885)
Gain on disposal of subsidiaries	-	(352,889)	-
Total other loss/ (gains)	790	(345,924)	(14,885)

Professional and consulting expenses:
Audit expenses	131,949	126,401	161,369
Legal and professional fees	202,579	87,844	429,254
Consulting expenses	212,700	256,017	598,485
Total legal and professional expenses	547,228	470,262	1,189,108

NOTE 8. INCOME TAX EXPENSE

Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Income tax expense	-	-	-
Deferred tax expense	-	-	-
Total income tax expense	-	-	-

(a) The prima-facie tax on loss before income tax is reconciled to the income tax expense as follows:

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax	(268,377)	(1,729,001)	(2,203,554)

Income tax expenses on loss before income tax at 30%	(80,513)	(518,700)	(661,066)
Difference in overseas tax rates and adjustment for non-taxable items	-	-	-
Less the tax effect of:
Tax losses and temporary differences for the year for which no deferred tax is recognized	80,513	518,700	661,066
Income tax expenses	-	-	-

The tax losses carried forward for the Group as of the December 31, 2025 was $2,482,770 (2024: 2,057,058, 2023: $2,039,747).

NOTE 8. INCOME TAX EXPENSE (Continued)

(b) Deferred tax liabilities arising from temporary differences and unused tax losses can be summarized as follows:

Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Balance brought forward	-	-
Exchange difference	-	-
Total	-	-

(c) Unrecognised deferred tax assets

Consolidated
	2025	2024
	US$	US$
Deferred tax assets have not been recognised in respect of the following items:
i) Temporary differences at 27.5% (2024: 27.5%)	-	-
ii) Tax losses at 25.5% (2024: 25.5%)	-	-
	-	-

Tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these losses because it is not probable that future taxable profit will be available against which the Group can utilise the benefits from the deferred tax assets.

(d) There was no income tax payable in the consolidated statements of financial position in years 2025 and 2024.

NOTE 9. DIVIDENDS

No dividends were declared and paid during the financial year ended December 31, 2025 (2024: Nil).

NOTE 10. LOSS PER SHARE

	Consolidated
	December 31, 2025		December 31, 2024		December 31, 2023
Loss after income tax attributable to shareholders	US$	(268,377)	US$	(1,369,643)	US$	(1,395,250)
Number of ordinary shares*		3,446,434		3,431,434		3,410,434
Weighted average number of ordinary shares on issue*		3,441,050		3,430,562		2,368,265
Basic and Diluted loss per share*	US$	(0.08)	US$	(0.40)	US$	(0.59)

*	Adjusted for post-share consolidation of 10 shares for 1 share on October 16, 2023.

NOTE 11. TRADE RECEIVABLES

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Trade receivables	71,580	-
Less: Allowances for bad debts	-	-
Carrying value as at end of year	71,580	-

NOTE 11. TRADE RECEIVABLES (Continued)

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Current (not past due)	-	-
Overdue: less than 1 month	21,000	-
Overdue: 1 month to 3 months	-	-
Overdue: 4 months to 12 months	50,580	-
Carrying value as at end of year	71,580	-

The carrying value of trade receivables is considered reasonable approximation of fair value to the short-term nature of the balance.

The maximum exposure of credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to note 21for further details of credit risk management.

NOTE 12. OTHER RECEIVABLES

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Other receivables	1,353,992	1,341,605

The other receivables mainly relate to advances for purchase of halal products and inner layer film. Other receivables in the amount of $1,095,877 in 2025 and 2024 are due from a company in which a former director of the Company is an executive officer.

NOTE 13. EQUIPMENT DEPOSIT

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Carrying value as at January 1	29,260,847	29,260,847
Addition during the year	-	-
Exchange of convertible note for return of equipment deposit	(15,000,000)	-
Carrying value as at end of year	14,260,847	29,260,847

The equipment deposit is for the lamination equipment for the manufacturing of smartglass. In 2023, the Company paid a further deposit of $15 million to SWIS Co., Limited for the purchase of 3 additional lines for its planned operation. In 2025, a convertible promissory note was exchanged for reduction of equipment deposits (see Note 15 and 16). The amounts paid for equipment deposits were paid to a company in which a former director of the Company is an executive officer.

NOTE 14. TRADE AND OTHER PAYABLES

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Trade payables	97,220	97,220
Other payables	1,540,220	671,012
Amount due to directors (i)	55,785	69,881
	1,693,225	838,113

(i)	The amount due to directors are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

NOTE 15. CONVERTIBLE PROMISSORY NOTES

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Face value of convertible promissory note issued in November 2023 (note i)	15,000,000	15,000,000
Face value of convertible promissory note issued in July 2024 (note ii)	350,000	350,000
Derivatives embedded in the convertible promissory note issued (Note 16)	(1,879,279)	(1,879,279)
Liability component on initial recognition	13,470,721	13,470,721
Exchange of convertible note for reduction of equipment deposits (Note 13 and 16)	(15,000,000)	-
Gain on exchange of convertible note for reduction of equipment deposit (Note 13 and 16)	(583,484)	-
Fair value change of convertible note on exchange of convertible note for reduction of equipment deposit (Note 13 &16)	706,666	-
Interest accrued	1,661,937	929,900
Carrying value as at end of year	255,840	14,400,621

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Current (Note i)	255,840	14,314,083
Non- Current (Note ii)	-	86,538
	255,840	14,400,621

Note i

In November 2023, the Company issued a US$15 million convertible promissory note (“2311 Note”). The 2311 Note is redeemable in two years and bears no interest. The holder of the 2311 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the Note. The holder of the 2311 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. In September 2025, the Company redeemed this 2311 Note by assigning the equipment deposit of equal value to the holder of 2311 Note.

Note ii

In July 2024, the Company issued a US$350,000 convertible promissory note (“2407 Note”). The 2407 Note is redeemable in two years and has an interest rate of 6% per annum. The holder of the 2407 Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.25 per share, subject to adjustment, over the term of the Note. The holder of the 2407 Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report, there was no conversion of the 2407 Note.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Derivative financial liabilities:
Carrying value as at beginning of year	1,171,172	2,137,166
Fair value change of convertible note on exchange of the convertible note for return of equipment deposit (Note 13 and 15)	(706,666)	-
Derivatives embedded in the convertible promissory note issued (Note 16(ii))	-	338,604
Fair value change in derivative financial instruments during the year	(448,154)	(1,304,598)
Carrying value as at end of year	16,352	1,171,172

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$
Current	16,352	992,336
Non-Current	-	178,836
	16,352	1,171,172

NOTE 17. WARRANT LIABILITIES

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$

Warrant liabilities	21,808	252,969

In July 2024, the Company entered into convertible note purchase agreements raising a total of US$350,000 by the issuance of US$350,000 convertible note (“Note”). The noteholder received a warrant representing 130% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible note and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company. As of the date of this report, none of these warrants were exercised.

NOTE 18. BUSINESS COMBINATIONS

(a) Disposal of subsidiaries

In 2024, the Group disposed of 8 subsidiaries and realized a gain of US$352,889.

(b) Acquisition of subsidiaries

On June 28, 2023, the Company acquired 100% of the issued capital of Itana Energy Pty Ltd (formerly name Teko Energy Pty Ltd) (“Teko”) for US$750,000.

Details of the purchase consideration, the net assets acquired are as follows:

	Consolidated
	2025	2024	2023
	US$	US$	US$
Purchase consideration:
Cash paid	1	-	-
Ordinary shares issued	-	-	750,000
Total purchase considerations	1	-	750,000

The assets and liabilities recognized as a result of the acquisitions are as follows:
Cash	1	-	2,110
Other assets	-	-	2,710
Net identifiable liabilities acquired	1	-	4,820
Loss on asset acquisition	-	-	745,180
	1	-	750,000

NOTE 19. ISSUED CAPITAL

(a) Share Capital

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	US$	Number of shares	US$	Number of shares*	US$
Ordinary Shares fully paid	3,446,434	68,862,716	3,431,434	68,844,716	3,410,434	68,792,216

*	Retroactively applied the share consolidation of 10 for 1 share on October 16, 2023.

NOTE 19. ISSUED CAPITAL (Continued)

(b) Movements in ordinary share capital

	Company
	Number of Shares	US$
January 1, 2023	20,524,754	65,332,091
Issuance of shares for cash	299,998	36,365
Issuance of shares for services	661,450	348,485
Total issue of shares prior to share consolidation	21,486,202	65,716,941
1 for 10 share consolidation of our fully paid ordinary shares	(19,337,701)	-
Total issue of shares post share consolidation	2,148,501	65,716,941
Issuance of shares for cash	607,817	1,497,043
Issuance of shares for services	114,116	228,232
Issuance of shares on acquisition of subsidiaries	300,000	750,000
Issuance of shares on conversion of debts	240,000	600,000
December 31, 2023	3,410,434	68,792,216
Issuance of shares for cash	21,000	52,500
December 31, 2024	3,431,434	68,844,716
Issuance of shares for services	15,000	18,000
December 31, 2025	3,446,434	68,862,716

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On October 16, 2023, the Company effectuated a 1-for-10 share consolidation of the ordinary shares, which was approved at a special meeting of the shareholders on September 29, 2023. The purpose of the share consolidation was to enable the Company to meet Nasdaq’s minimum share price requirement. The share consolidation became effective on October 16, 2023 and every then issued and outstanding ordinary shares were automatically combined into one issued and outstanding ordinary share. This reduced the number of outstanding shares from 21,486,202 shares to 2,148,501 after adjusting for fractional shares.

NOTE 19. ISSUED CAPITAL (Continued)

(c) Convertible Notes

During the year 2023, the details of convertible notes movements are as below:-

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). A former director of the Company is an executive officer of Nextglass Solutions, Inc. The Company received the proceeds through our solicitor firm. The NSI Note bears interest at 12% per annum maturing two years from the date of issuance of the NSI Note. The holder of the NSI Note has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$1.42 per share, subject to adjustment, over the term of the NSI Note. Under the NSI Note, the holder of the NSI Note cannot convert the shares in the Company if such conversion would take the noteholder over 19.99% shareholding in the Company. At the date of this report none of the NSI Notes have been converted or redeemed.

During the year 2024, the details of convertible notes movements are as below:-

On July 22, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The executive director of the company is a director of Montague Capital Pty Ltd. The Note is interest bearing at 6% per annum and maturing in two years from the date issuance of the Note. The holder of the Notes has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Montague would own more than 19.99% equity interest in the Company.

In addition, the noteholder shall receive a warrant representing 150% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of two years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

There is no movement during the year 2025.

(d) Warrants

There is no movement during the year 2023.

During the year 2024, the details of warrants movements are as below:-

On July 22, 2024 in connection with the Convertible Note and Warrants Purchase Agreement, the Company issued to the noteholder warrants to purchase a total of 403,846 shares raising an additional US$525,000. If all the warrants are exercised. The warrants are for a term of two years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

There is no movement during the year 2025.

(e) Options

As at December 31, 2025 and 2024, the Company had no employee share option issued and outstanding in respect to the 2021 Employee Share Option Plan on August 17, 2022.

NOTE 20. COMMITMENTS

(a) Non-cancellable operating leases

As of December 31, 2025 and 2024 the Group had no operating leases.

(b) Capital commitments

As of December 31, 2025 and 2024 the Group had no capital commitment.

NOTE 21. FINANCIAL RISK MANAGEMENT

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

The Group’s chief executive officer for operations monitors and reports to the Group’s risks on an ongoing basis and report to the Board.

(b) Interest rate risk management

The Group is exposed to interest rate risk (primarily on its cash and bank balances, and convertible notes, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on interest-bearing financial instruments.

The Group has adopted a policy of ensuring it maintains adequate cash and cash equivalents balances available at call. These accounts currently earn low interest.

The sensitivity analyses below have been determined based on the exposure to interest rates at the reporting date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. A 50 basis point increase or decrease represents management’s assessment of the possible change in interest rates.

At reporting date, if interest rates had increased/decreased by 50 basis points from the weighted average effective rate for the year, with other variables constant, the loss for the year would have been increased by US$20,669 (2024: increased by US$20,669) / decreased by US$29,639 (2024: decreased by US$29,639).

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

(b) Interest rate risk management (continued)

The following table summarizes interest rate risk for the Group, together with effective interest rates as at the reporting date.

	Consolidated
	Weighted average effective interest rate	Floating interest rate US$	Fixed interest rate	Non-interest bearing US$	Total US$
2025
Financial Assets
Cash and bank balances		160	-	-	160
Trade receivables		-	-	71,580	71,580
Other receivables		-	-	1,353,992	1,353,992
Total Financial Assets		160	-	1,425,572	1,425,732

Financial Liabilities
Trade and other liabilities		-	-	1,693,225	1,693,225
Convertible promissory notes	6%	-	255,840	-	255,840
Derivative financial instruments		-	-	16,352	16,352
Warrant liabilities		-	-	21,808	21,808
Total Financial Liabilities		-	255,840	1,731,385	1,987,225

	Consolidated
	Weighted average effective interest rate	Floating interest rate US$	Fixed interest rate	Non-interest bearing US$	Total US$
2024
Financial Assets
Cash and bank balances		-	-	10,154	10,154
Other receivables		-	-	1,341,605	1,341,605
Total Financial Assets		-	-	1,351,759	1,351,759

Financial Liabilities
Trade and other liabilities		-	-	838,111	838,111
Convertible promissory notes	6.00%	-	86,538	14,314,083	14,400,521
Derivative financial instruments		-	-	1,171,172	1,171,172
Warrant liabilities		-	-	252,969	252,969
Total Financial Liabilities		-	86,538	16,576,335	16,662,873

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk

The Group has net assets denominated in certain foreign currencies as of December 31,2025 and 2024. Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts are those reported to key management translated into USD at the following closing rates AUD 0.6681 and KRW 0.0007:

	Consolidated
	Short term exposure			Long term exposure
	USD	AUD	KRW	USD	AUD	KRW
December 31, 2025
Financial assets
- Cash and cash equivalents	10	150	-	-	-	-
- Other receivables	1,423,523	2,049	-	-	-	-
Financial liabilities
- Trade and other liabilities	(1,277,647)	(318,355)	(97,221)	-	-	-
- Convertible promissory notes	(255,840)	-	-	-	-	-
- Derivative financial instruments	(16,352)	-	-	-	-	-
- Warrant liabilities	(21,808)	-	-	-	-	-
Total exposure	(148,114)	(316,516)	(97,221)	-	-	-

	Consolidated
	Short term exposure				Long term exposure
	USD	AUD	KRW	HKD	USD	AUD	KRW	HKD
December 31, 2024
Financial assets
- Cash and cash equivalents	3,802	-	-	6,352	-	-	-	-
- Trade and other receivables	1,339,777	1,828	-	-	-	-	-	-
Financial liabilities
- Trade and other liabilities	(237,142)	(503,748)	(97,221)	-	-	-	-	-
- Convertible promissory notes	-	-	-	-	(14,400,621)	-	-	-
- Derivative financial instruments	-	-	-	-	(1,171,172)	-	-	-
- Warrant liabilities	-	-	-	-	(252,969)	-	-	-
Total exposure	1,106,437	(501,920)	(97,221)	6,352	(15,824,762)	-	-	-

The following table illustrates the sensitivity of loss and equity in regard to the Group’s financial assets and financial liabilities and the HKD/USD exchange rate, AUD/USD exchange rate and KRW/USD exchange rate and assure “all other things being equal’. It assumes a +/- 5% change of the USD/HKD exchange rate for the year ended at December 31, 2025 (2024: 5%). A +/- 5% change is considered for the USD/AUD exchange rate (2024: 5%). A +/- 5% change is considered for the USD/KRW exchange rate (2024: 5%). These percentages have been determined based on the average market volatility in exchange rates in the previous twelve (12) months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

(c) Foreign currency risk (continued)

If the USD had strengthened against the HKD by 5% (2024: 5%), the AUD by 5% (2024: 5%) and the KRW by 5% (2024: 5%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	AUD	KRW	Total
December 31, 2025	-	15,808	4,861	20,669
December 31, 2024	318	25,096	4,861	30,275

	Consolidated
	Equity
	HKD	AUD	KRW	Total
December 31, 2025	-	15,808	4,861	20,669
December 31, 2024	318	25,096	4,861	28,862

If the USD had weakened against the HKD by 5% (2024: 5%), the AUD by 5% (2024: 5%) and the KRW by 5% (2024: 5%) respectively then this would have had the following impact:

	Consolidated
	Loss for the year
	HKD	AUD	KRW	Total
December 31, 2025	-	(15,808)	(4,861)	(20,669)
December 31, 2024	(318)	(25,096)	(4,861)	28,862

	Consolidated
	Equity
	HKD	AUD	KRW	Total
December 31, 2025	-	(15,808)	(4,861)	(20,669)
December 31, 2024	(318)	(25,096)	(4,861)	(28,862)

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

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

(d) Liquidity risk management (continued)

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

	Consolidated
2025		Total contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 - 365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Trade and other liabilities	1,693,225	1,693,225	1,693,225	-	-	-
Convertible promissory note	255,840	350,000	-	-	350,000	-
	1,949,065	2,043,225	1,693,225	-	350,000	-

	Consolidated
2024		Total contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 - 365	Over
	amount	cash flow	demand	days	Days	1 year
	US$	US$	US$	US$	US$	US$

Trade and other liabilities	838,113	838,113	838,113	-	-	-
Convertible promissory note	14,400,621	15,350,000	-	-	15,000,000	350,000
	15,238,734	16,188,113	838,113	-	15,000,000	350,000

(e) Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks, other receivables and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. The Group does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Group other than to debtors from purchase of products. Considering the nature of the business at current, the Group uses a range of approaches to mitigate credit risk.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, and net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

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

Level 2
US$
Derivative financial instruments
December 31, 2025	16,352
December 31, 2024	1,171,172

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

An instrument is included in level 2 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques based on the maximum use of observable market data for all significant inputs. For the derivatives, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments; and

●	binomial options pricing models.

The reconciliation of the opening and closing fair value balance of level 2 financial instruments is provided below:

Consolidated
Put Option US$
At January 1, 2025	1,171,172
Fair value change of convertible note on exchange of the convertible note for return of equipment deposit (Note 13 and 15)	(706,666)
Fair value change in derivative financial instruments during the year	(484,154)
At December 31, 2025	16,352

NOTE 21. FINANCIAL RISK MANAGEMENT (Continued)

(f) Fair value of financial instruments (continued)

Disclosed fair values

The Group also has assets and liabilities which are not measured at fair values, but for which fair values are disclosed in the notes to the consolidated financial statements.

Due to their short term nature, the carrying amounts of other receivables (refer to Note 12) and payables (refer to Note 14) are assumed to approximate their fair values because the impact of discounting is not significant.

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

The capital structure of the Group consists of equity attributable to equity holders of the parent, comprising issued capital, paid-in capital, and accumulated loss.

NOTE 22. RELATED PARTIES

Transactions with directors

During the years ended December 31, 2025, 2024 and 2023, the remuneration of directors of the Company was as follows:

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Short term benefits	286,887	71,731	228,400

Equipment deposits in the amount of $14.2 million and $29.3 million as of December 31, 2025, and 2024 respectively were paid to a company in which a former director of the Company is an executive officer.

Other receivables in the amount of $1.1 million in 2025 and 2024 are due from a company in which a former director of the Company is an executive officer.

On October 24, 2023, the Company entered into convertible note purchase agreements with Nextglass Solutions, Inc raising a total of US$15 million by the issuance of US$15 million convertible notes (“NSI Note”). A former director of the Company is an executive officer of Nextglass Solutions, Inc.

On July 22, 2024, the Company entered into a Convertible Note and Warrants Purchase Agreement for Montague Capital Pty Ltd to raise US$350,000 for working capital. The executive director of the company is a director of Montague Capital Pty Ltd.

NOTE 23. CASH FLOW INFORMATION

(a) Reconciliation of liabilities arising from financing activities

	Consolidated
	Convertible promissory notes	Derivative embedded in convertible bonds issued	Warrant	Issue of shares	Total
	US$	US$	US$	US$	US$
Beginning balance as of January 1, 2025	14,400,621	1,171,172	252,969	68,844,716	84,669,478
Cash flows from financing activities	-	-	-	-	-
Redemption for convertible notes	(15,000,000)	-	-	-	(15,000,000)
Issuance shares for services	-	-	-	18,000	18,000
Interest on convertible promissory notes	732,037		-	-	732,037
Gain on exchange of convertible note for reduction of equipment deposit (Note 13 and 16)	(583,484)	-	-	-	(583,484)
Fair value change of convertible note on exchange of the convertible note for return of equipment deposit (Note 13 and 15)	706,666	(706,666)	-	-	-
Fair value change in derivative financial instruments	-	(448,154)	(231,161)	-	(679,315)
Ending balance as of December 31, 2025	255,840	16,352	21,808	68,862,716	69,156,716
	Consolidated
	Convertible promissory notes	Derivative embedded in convertible bonds issued	Warrant	Issue of shares	Total
	US$	US$	US$	US$	US$
Beginning balance as of January 1, 2024	13,543,744	2,137,166	-	68,792,216	84,473,126
Cash flows from financing activities	11,396	338,604	-	52,500	402,500
Interest on convertible promissory notes	845,481	-	-	-	845,481
Fair value change in derivative financial instruments	-	(1,304,598)	252,969	-	(1,051,629)
Ending balance as of December 31, 2024	14,400,621	1,171,172	252,969	68,844,716	84,669,478

	Consolidated
	Convertible promissory notes	Derivative embedded in convertible bonds issued	Issue of shares	Total
	US$	US$	US$	US$
Beginning balance as of January 1, 2023	6,795,351	987,319	65,332,091	73,114,761
Cash flows from financing activities	-	-	1,533,408	1,533,408
Conversion of convertible note	(5,502,927)	-	600,000	(4,902,927)
Issuance of convertible promissory notes	13,459,326	1,540,674	-	15,000,000
Issuance of shares for services	-	-	576,717	576,717
Issuance on shares on acquisition of subsidiary	-	-	750,000	750,000
Interest of convertible promissory notes	84,418	-	-	84,418
Gain on derecognition of derivative liability	(1,292,424)	-	-	(1,292,424)
Gain on conversion of convertible notes liability	-	(987,318)	-	(987,318)
Gain on fair value change in derivative financial instruments	-	596,491	-	596,491
Ending balance as of December 31, 2023	13,543,744	2,137,166	68,792,216	84,473,126

NOTE 23. CASH FLOW INFORMATION (Continued)

(b) Net cash outflows from changes in working capital

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Cash flows from changes in working capital
(Increase)/decrease in assets:
Trade receivables	(71,580)	-	-
Other receivables	(12,387)	(516,569)	(144,020)
Inventories	-	-	225,698
Other current assets	-	-	31,124
Due from the former group companies	-	-	436,906
Increase/(decrease) in liabilities:
Trade and other payables	873,112	296,162	804,891
Net cash inflows/ (outflows) from changes in working capital	789,145	(220,407)	1,354,599

NOTE 24. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Remuneration

The total remuneration paid or payable to the directors and senior management of the Group during the year are as follows:

	Consolidated
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Short-term employee benefits	286,887	281,731	423,187

(b) Loans to Key Management Personnel and their related parties

There were no loans outstanding at the reporting date to Key Management Personnel and their related parties.

Other transactions with Key Management Personnel

Several key management persons, or their related parties, held positions in other entities that resulted in them having control or significant influences over the financials or operating policies of these entities. Transactions between related parties are in normal commercial terms and conditions unless otherwise stated in Notes 22.

(c) Share Options - number of share options held by management

There were no share options outstanding held by the management.

NOTE 25. CONTROLLED ENTITIES

As at December 31, 2025, the significant entities controlled by the Company are as follows:

Name of Subsidiary	Country of Incorporation	Principal Activities	Paid Up Capital	Percentage Owned
				2025	2024
CIMC Marketing Pty Limited	Australia	Management services & Investment holding	A$1	100% (Direct)	100% (Direct)
Sunup Korea Limited*	Hong Kong	Lamination	HK$1	100% (Direct)	-
Merit Stone Limited	British Virgin Islands	Investment holding	US$100	100% (Direct)	100% (Direct)
Ohho International Limited	Canada	Sale of filter plates and air filter product	US$1,290	51% (Direct)	51% (Direct)
IMTE Asia Limited #	Hong Kong	Dormant	HK$1	-	100% (Direct)

*	Acquired during the year

#	Disposal during the year

NOTE 26. PARENT ENTITY INFORMATION (UNAUDITED)

Set out below is the supplementary information about the parent entity.

Statement of Comprehensive Income

	Company
	December 31, 2025 US$	December 31, 2024 US$	December 31, 2023 US$
Loss after income tax	(167,497)	(1,539,317)	(4,135,841)
Other comprehensive income	-	-	-
Total comprehensive loss	(167,497)	(1,539,317)	(4,135,841)

Statement of Financial Position

	Company
	December 31, 2025	December 31, 2024
	US$	US$
Total non-current assets	1,500,101	1,500,102
Total current assets	36,996,376	51,932,966
Total assets	38,496,477	53,433,068
Total current liabilities	(1,310,140)	(15,578,891)
Total non-current liabilities	-	(518,343)
Total liabilities	(1,310,140)	(16,097,234)
Total assets less liabilities	37,186,337	37,335,834

Equity
Issued capital	68,862,716	68,844,716
Accumulated losses	(31,676,379)	(31,508,882)
Total equity	37,186,337	37,335,834

NOTE 26. PARENT ENTITY INFORMATION (UNAUDITED) (Continued)

Guarantees entered into by the parent entity in relation to the debts of its subsidiary

Other than as disclosed in this Annual Report, the parent entity had not guaranteed debts of its subsidiary companies.

Contingent liabilities

Other than as disclosed in this Annual Report, the parent entity had no contingent liabilities as at December 31, 2025 and December 31, 2024.

Capital commitments – plant and equipment

The parent entity has no capital commitments for plant and equipment as at December 31, 2025 and December 31, 2024.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in Note 3, except for:

-	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity,

-	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of impairment.

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

There is no other matter or circumstance arisen since December 31, 2025, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent financial years.

NOTE 28. GROUP DETAILS

The registered office is at C/o Lowell Accounting Services Pty Ltd, Level 6,412 Collins Street, Melbourne Vic 3000, Australia and the principal place of business is Suite 3, Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

Exhibit	Description
2.1(13)	Description of securities registered under Section 12 of The Exchange Act
3.1(1)	Constitution of Registrant
4.1(2)	Convertible Note Purchase Agreement with CIMB Limited dated January 20, 2020 and Supplemental Agreements dated February 11, 2020
4.2(3)	Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated August 6, 2020
4.3(4)	Supplement Letter Agreement to the Convertible Note Purchase Agreement between IMTE and Nextglass Technologies Corp dated December 21, 2020
4.5(5)	Assumption and Assignment Agreement between IMTE and Joint Investment Limited dated December 29, 2021 for IMTE to subscribe up to 60% in Ace Corporation Limited
4.6(6)	Convertible Note Purchase and Warrant Agreements between IMTE and Investors dated January 3, 2022
4.7(7)	Subscription Agreement between IMTE and World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) dated January 20, 2022 for IMTE to subscribe up to 60% in WISE
4.8(8)	Private Placing Agreements between IMTE and Investors in March and April 2022 raising a total of US$6.7 million
4.9(9)	Sales and Purchase Agreement, Loan Agreement and Specific Security Deed between IMTE and Capital Stone Holdings Limited dated on July 11, 2022
4.11(10)	Private Placing Agreement between IMTE and Investors dated July 29, 2022
4.12(11)	Convertible Promissory Note Agreement between IMTE and Nextglass Solutions Inc dated October 24, 2023
4.13(12)	Convertible Note and Warrants Agreement between IMTE and Montague Capital Pty Ltd dated July 17, 2024
4.14(13)	Distribution Agreement between IMTE, USI Group Limited and Nextglass Solutions Inc. for the Prefabricated Home Market
8.1*	List of subsidiaries
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
15*	Consent of Independent Registered Public Accounting Firm for the 2025, 2024, and 2023 Consolidated Financial Statements
97.1*	Insider Trading Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101 *

(1)	Incorporated by reference on Form 20-F/A3 submitted on May 8, 2017.
(2)	Incorporated by reference on Form 6-K filed on January 20, 2020 and Form 6-K/A filed on February 12, 2020.
(3)	Incorporated by reference on Form 6-K filed on August 12, 2020.
(4)	Incorporated by reference on Form F-1 filed on December 23, 2020.
(5)	Incorporated by reference on Form 6-K filed on December 30, 2021.
(6)	Incorporated by reference on Form 6-K filed on January 3, 2022.
(7)	Incorporated by reference on Form 6-K filed on January 20, 2022.
(8)	Incorporated by reference on Form 20-F filed on April 28, 2022.
(9)	Incorporated by reference on Form 6-K filed on July 12, 2022.
(10)	Incorporated by reference on Form 6-K filed on August 2, 2022.
(11)	Incorporated by reference on Form 6-K filed on October 24, 2023.
(12)	Incorporated by reference on Form 6-K filed on July 24, 2024.
(13)	Incorporated by reference on Form 20-F filed on October 22, 2024.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Con Unerkov
Title:	Chairman

Date: February 2, 2026