Form 20-F/A
period 2025-12-31
Integrated Media Technology Ltd
filed 2026-03-04
CIK 1668438

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

☐  Yes     ☒  No

EXPLANATORY NOTE

Integrated Media Technology Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2026 (the “Original Filing”), to add a paragraph on an exemption to hold annual general meeting the Company claimed as a “foreign private issuer (as defined in Rule 405 under the Securities Act of 1933). Accordingly, the Company is restating in its entirety the following section of the Original Filing: Item 6 – C. “Board Practices - Cooperate Governance requirements under Nasdaq Rules – the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Marketplace Rules” in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or February 2, 2026. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings made with the SEC subsequent to February 2, 2026.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Board Practices

Corporate Governance Requirements Under Nasdaq Rules - the Sarbanes-Oxley Act of 2002, SEC Rules and the NASDAQ Capital Market Marketplace Rules

NASDAQ permits “foreign private issuers” such as the Company follow “home country” corporate governance practices in lieu of the otherwise applicable NASDAQ corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant NASDAQ corporate governance standards. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Marketplace Rules in respect of:

●	NASDAQ Rule 5620(a) requires a company listed on Nasdaq to hold an annual meeting of shareholders not later than one year after the end of the company’s fiscal year-end. We did not hold an annual meeting of shareholders in 2024. We therefore claimed the “home country” exemption from Rule 5620(a) with respect to 2024 annual meeting. The Company held an annual meeting of shareholders in 2025 and expects to do so annually going forward. The Company will not be utilizing “home country” exemption related to the annual meeting requirement in the future.

●	NASDAQ requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding Ordinary Shares - In Australia, we do not have an express requirement that each listed company have a quorum of any particular number of the outstanding Ordinary Shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two person who are entitled to vote. We believe this quorum requirement is consistent with the requirements in Australia and is appropriate and typical of generally accepted business practices in Australia.

●	The NASDAQ requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The NASDAQ and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. In Australia, unlike NASDAQ, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, in Australia, it is not required that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements in Australia and that it is appropriate and typical of generally accepted business practices in Australia.

●	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption.

●	The NASDAQ requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nomination committee comprised solely of independent directors. The NASDAQ compensation committee requirements are not identical to the Australia’s remuneration and nomination committee requirements. We have established a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Nomination and Remuneration Committee that is consistent with the requirements in Australia and which we believe is appropriate and typical of generally accepted business practices in Australia.

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 19. EXHIBITS

Exhibit	Description
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Principal Accounting Officer
13.1*	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2*	Certification by Chief Accounting Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Con Unerkov
Title:	Chairman and Chief Executive Officer

Date: March 4, 2026

4